As filed with the Securities and Exchange Commission on December 4, 2020

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIRGINIA NATIONAL BANKSHARES CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	6021	46-2331578
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

404 People Place

Charlottesville, Virginia 22911

Telephone: (434) 817-8621

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Glenn W. Rust

President and Chief Executive Officer

404 People Place

Charlottesville, Virginia 22911

Telephone: (434) 817-8621

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott H. Richter Benjamin A. McCall Williams Mullen 200 South 10th Street, Suite 1600 Richmond, Virginia 23219 (804) 420-6000	Jacob A. Lutz, III Seth A. Winter Troutman Pepper Hamilton Sanders LLP Troutman Pepper Building 1001 Haxall Point Richmond, Virginia 23219 (804) 697-1200

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller reporting company	☒

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an  ☒ in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1) (2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (3)	Amount of registration fee (4)
Common stock, par value $2.50 per share	2,587,138	N/A	$65,579,134	$7,155

(1)

Represents the maximum number of shares of Virginia National Bankshares Corporation (“Virginia National”) common stock, par value $2.50 per share, estimated to be issuable upon the completion of the merger of Fauquier Bankshares, Inc. (“Fauquier”) with and into Virginia National pursuant to the Agreement and Plan of Reorganization, dated September 30, 2020, between Virginia National and Fauquier.

(2)

Pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”) this registration statement also covers an indeterminate number of additional shares of Virginia National common stock as may be issuable as a result of stock splits, stock dividends or the like.

(3)

Pursuant to Rule 457(f) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product of the average of the high and low prices per share of Fauquier common stock on November 30, 2020 ($17.11) as reported on The Nasdaq Capital Market and the estimated maximum number of shares of Fauquier common stock to be received by Virginia National in the merger (3,832,796).

(4)	Computed in accordance with Section 6(b) of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to Section 8(a) of the Securities Act, may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell or otherwise issue these securities and is not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2020

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Fellow Shareholders:

The boards of directors of Virginia National Bankshares Corporation (“Virginia National”) and Fauquier Bankshares, Inc. (“Fauquier”) have unanimously approved a strategic merger in which Fauquier will merge with and into Virginia National. After the merger, Virginia National is expected to have approximately $[●] billion in assets, $[●] billion in deposits, $[●] billion in loans and $[●] in assets under management. We are sending you this document to ask you, as a Virginia National and/or Fauquier shareholder, to approve the merger.

In the merger, each share of Fauquier common stock will be converted into the right to receive 0.675 shares of Virginia National common stock (the “exchange ratio”), plus cash in lieu of fractional shares. Although the exchange ratio is fixed, the market value of the merger consideration that Fauquier shareholders will receive will fluctuate with the market price of Virginia National stock and will not be known at the time the Virginia National and Fauquier shareholders vote on the merger. Based on the closing price per share of Virginia National common stock of $24.10 on September 30, 2020, the date preceding the public announcement of the merger, the merger consideration represented approximately $16.27 in value for each share of Fauquier common stock, or approximately $61.73 million on an aggregate basis. Based on the closing price per share of Virginia National common stock of $[●] on [●], 20[●], the last practicable date before the date of this joint proxy statement/prospectus, the merger consideration represented approximately $[●] in value for each share of Fauquier common stock, or approximately $[●] million on an aggregate basis. We urge you to obtain current market quotations for Virginia National common stock, which is quoted on the OTC Markets Group’s OTCQX marketplace (trading symbol “VABK”) and Fauquier common stock, which is listed on The Nasdaq Capital Market (trading symbol “FBSS”).

Based on the current number of shares of Fauquier common stock outstanding, Virginia National expects to issue approximately 2,561,439 shares of common stock in the aggregate upon completion of the merger, with current Virginia National shareholders owning approximately 51.4% of Virginia National’s outstanding common stock and former Fauquier shareholders owning approximately 48.6% of Virginia National’s outstanding common stock immediately following the merger.

Your vote is very important. We are holding special meetings of our respective shareholders to obtain approval of the merger agreement and related plan of merger as described in this joint proxy statement/prospectus. Approval of the merger agreement and related plan of merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Virginia National common stock and more than two-thirds of the outstanding shares of Fauquier common stock.

Whether or not you plan to attend the special meeting of Virginia National or Fauquier, it is important that your shares be represented at the applicable meeting and your vote recorded. If you are a record holder, please take the time to vote by completing and mailing the enclosed proxy card or by voting via the Internet or telephone using the instructions given on the proxy card. Even if you return the proxy card, you may attend the Virginia National or the Fauquier special meeting and vote your shares in person. If your shares are held through a broker, bank or other custodian, please follow the instructions on the voting instruction card provided by such person. The boards of directors of Virginia National and Fauquier unanimously recommend that you vote “FOR” approval of the merger agreement and related plan of merger and “FOR” the other matters to be considered at each shareholder meeting.

This document, which serves as a joint proxy statement for the special meetings of Virginia National and Fauquier, and as a prospectus for the shares of Virginia National common stock to be issued to Fauquier shareholders in the merger, describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including the information in the “Risk Factors ” section beginning on page 37 for a discussion of the risks relating to the proposed merger.

Thank you for your support.

Glenn W. Rust	Marc J. Bogan
President and Chief Executive Officer	President and Chief Executive Officer
Virginia National Bankshares Corporation	Fauquier Bankshares, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this joint proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Virginia National common stock are not savings or deposit accounts or other obligations of any bank or savings association, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is [●], 20[●], and it is first being mailed or otherwise delivered to the shareholders of Virginia National and Fauquier on or about [●], 20[●].

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2021

A special meeting of shareholders of Virginia National Bankshares Corporation, a Virginia corporation (“Virginia National”), will be held on [●], [●], 2021 at [●] [●].m., local time, at [●], for the purpose of considering and voting upon the following:

1.

A proposal to approve the Agreement and Plan of Reorganization, dated as of September 30, 2020, between Virginia National and Fauquier Bankshares, Inc. (“Fauquier”), including the related Plan of Merger (together, the “merger agreement”), pursuant to which Fauquier will merge with and into Virginia National, as more fully described in the accompanying joint proxy statement/prospectus (the “Virginia National merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.

A proposal to approve, in a non-binding advisory vote, certain compensation that may become payable to Virginia National’s named executive officers in connection with the merger (the “Virginia National compensation proposal”).

3.

A proposal to adjourn the special meeting to a later date or dates, if necessary, to solicit additional proxies to establish a quorum or approve the Virginia National merger proposal (the “Virginia National adjournment proposal”).

4.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Virginia National common stock at the close of business on [●], 20[●] will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

These proposals are described in greater detail in the accompanying joint proxy statement/prospectus. You are urged to read the joint proxy statement/prospectus and its appendices carefully and in its entirety. Virginia National will transact no other business at the Virginia National special meeting of shareholders, except for business properly brought before the meeting or any adjournment or postponement thereof.

Virginia National’s board of directors unanimously recommends that Virginia National shareholders vote “FOR” the Virginia National merger proposal, “FOR” the Virginia National compensation proposal and “FOR” the Virginia National adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held through a broker, bank or other custodian, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Virginia National, by executing a proxy bearing a later date, by timely submitting a later proxy via the telephone or Internet, or by attending the meeting and voting in person. If you wish to attend the meeting and vote in person and your shares are held through a broker, bank or other custodian, you must bring with you to the meeting a legal proxy from the broker, bank or other custodian to confirm your beneficial ownership of the shares.

By order of the Board of Directors

Donna G. Shewmake
Corporate Secretary

Charlottesville, Virginia

[●], 20[●]

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON [●], 2021

A special meeting of shareholders of Fauquier Bankshares, Inc., a Virginia corporation (“Fauquier”), will be held on [●], [●], 2021 at [●] [●].m., local time, at [●], for the purpose of considering and voting upon the following:

1.

A proposal to approve the Agreement and Plan of Reorganization, dated as of September 30, 2020, between Virginia National Bankshares Corporation (“Virginia National”) and Fauquier, including the related Plan of Merger (together, the “merger agreement”), pursuant to which Fauquier will merge with and into Virginia National, as more fully described in the accompanying joint proxy statement/prospectus (the “Fauquier merger proposal”). A copy of the merger agreement is attached as Appendix A to the accompanying joint proxy statement/prospectus.

2.

A proposal to approve, in a non-binding advisory vote, certain compensation that may become payable to Fauquier’s named executive officers in connection with the merger (the “Fauquier compensation proposal”).

3.

A proposal to adjourn the special meeting to a later date or dates, if necessary, to solicit additional proxies to establish a quorum or approve the Fauquier merger proposal (the “Fauquier adjournment proposal”).

4.	To act upon any other matter that may properly come before the special meeting or any adjournment thereof.

Only holders of record of Fauquier common stock at the close of business on [●], 20[●] will be entitled to notice of and to vote at the special meeting or any adjournment thereof.

These proposals are described in greater detail in the accompanying joint proxy statement/prospectus. You are urged to read the joint proxy statement/prospectus and its appendices carefully and in its entirety. Fauquier will transact no other business at the Fauquier special meeting of shareholders, except for business properly brought before the meeting or any adjournment or postponement thereof.

Fauquier’s board of directors unanimously recommends that Fauquier shareholders vote “FOR” the Fauquier merger proposal, “FOR” the Fauquier compensation proposal and “FOR” the Fauquier adjournment proposal.

You are cordially invited to attend the meeting in person. However, even if you expect to attend the meeting, you are requested to complete, sign, and date the enclosed appointment of proxy and return it in the envelope provided for that purpose to ensure that a quorum is present at the meeting. You may also vote via the Internet or telephone by following the instructions on the proxy card. If your shares are held through a broker, bank or other custodian, please follow the instructions on the voting instruction card provided by such person.

You may revoke your proxy at any time prior to or at the meeting by providing written notice to Fauquier, by executing a proxy bearing a later date, by timely submitting a later proxy via the telephone or Internet, or by attending the meeting and voting in person. If you wish to attend the meeting and vote in person and your shares are held through a broker, bank or other custodian, you must bring with you to the meeting a legal proxy from the broker, bank or other custodian to confirm your beneficial ownership of the shares.

By order of the Board of Directors

Allison J. Dodson
Secretary

Warrenton, Virginia

[●], 20[●]

ADDITIONAL INFORMATION

This joint proxy statement/prospectus is part of a registration statement filed by Virginia National with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), that registers the shares of Virginia National common stock to be issued to shareholders of Fauquier in the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Virginia National and its common stock, Fauquier and the combined company. The rules and regulations of the SEC allow Virginia National to omit some information included in the registration statement from this joint proxy statement/prospectus.

The SEC maintains a website that contains information about issuers, like Virginia National and Fauquier, that file electronically with the SEC. The address of that site is http://www.sec.gov. Virginia National and Fauquier are each subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance with those requirements, files reports and proxy statements with the SEC. You may inspect and obtain copies of these reports and proxy statements and other information on the SEC’s website at the address set forth above.

Virginia National’s website is http://www.vnbcorp.com and Fauquier’s website is http://investor.tfb.bank. Virginia National and Fauquier will each make available on its website its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after it electronically files such materials with, or furnishes them to, the SEC. The information on Virginia National’s and Fauquier’s websites is not a part of, and is not incorporated into, this joint proxy statement/prospectus.

Additional information about Virginia National may be obtained by contacting Tara Y. Harrison, Virginia National’s Chief Financial Officer, at 404 People Place, Charlottesville, Virginia 22911, or by telephone at (434) 817-8621, and additional information about Fauquier may be obtained by contacting Christine E. Headly, Fauquier’s Chief Financial Officer, at 10 Courthouse Square, Warrenton, Virginia 20186, or by telephone at (540) 349-0218. To obtain timely delivery, you must request the information no later than [●], 20[●]. In addition, financial information about Virginia National’s wholly-owned bank subsidiary, Virginia National Bank, and Fauquier’s wholly-owned bank subsidiary, The Fauquier Bank, is available through financial reports that they file with their regulators on a quarterly basis. This information is available through the website maintained by the Federal Financial Institutions Examination Council at http://www.ffiec.gov. The information on, or that can be accessed through, the Federal Financial Institutions Examination Council’s website is not part of, and is not incorporated into, this joint proxy statement/prospectus.

Virginia National has supplied all information contained in this joint proxy statement/prospectus relating to Virginia National and Virginia National Bank, and Fauquier has supplied all information contained in this joint proxy statement/prospectus relating to Fauquier and The Fauquier Bank.

You should rely only on the information contained in this joint proxy statement/prospectus relating to the offered securities. Neither Virginia National nor Fauquier has authorized anyone to provide you with different information. Neither Virginia National nor Fauquier is offering to sell the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information that appears in this joint proxy statement/prospectus is accurate as of any date other than the date of this joint proxy statement/prospectus. The business, financial condition, results of operations and prospects of Virginia National or Fauquier may have changed since that date.

Unless otherwise specified in this joint proxy statement/prospectus or the context otherwise requires:

•	references to “Virginia National” are to Virginia National Bankshares Corporation;

•	references to “Virginia National Board” are to the board of directors of Virginia National;

•	references to “Fauquier” are to Fauquier Bankshares, Inc.;

•	references to “Fauquier Board” are to the board of directors of Fauquier;

•

references to the “merger agreement” are to the Agreement and Plan of Reorganization, dated as of September 30, 2020, between Virginia National and Fauquier, including the related Plan of Merger, a copy of which is attached to this joint proxy statement/prospectus as Appendix A;

i

•

references to the “merger” are to the proposed merger of Fauquier with and into Virginia National pursuant to the terms of the merger agreement, as more fully described in the “The Merger” section beginning on page [●] and “The Merger Agreement” section beginning on page [●]; and

•	references to the “shareholder meetings” are to the special meeting of shareholders of Virginia National and the special meeting of shareholders of Fauquier, collectively.

Appendices
	Appendix A	–	Agreement and Plan of Reorganization, dated as of September 30, 2020, between Virginia National Bankshares Corporation and Fauquier Bankshares, Inc.
	Appendix B	–	Opinion of Performance Trust Capital Partners, LLC
	Appendix C	–	Opinion of Piper Sandler & Co.

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SHAREHOLDER MEETINGS

The following are answers to certain questions that you may have regarding the merger and the shareholder meetings of Virginia National and Fauquier. You should carefully read this entire joint proxy statement/prospectus because the information in this section may not provide all the information that might be important to you in determining how to vote. Additional important information is also contained in the appendices to and other documents referred to in this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:

Virginia National and Fauquier have entered into an Agreement and Plan of Reorganization, dated as of September 30, 2020, under which Fauquier will merge with and into Virginia National, with Virginia National as the surviving corporation. If the merger is completed, it is expected that The Fauquier Bank, Fauquier’s wholly-owned bank subsidiary, will merge with and into Virginia National Bank, Virginia National’s wholly-owned bank subsidiary. A copy of the merger agreement is included in this joint proxy statement/prospectus as Appendix A.

You are receiving this document because Virginia National and Fauquier are each holding a special meeting of shareholders to vote on the proposals necessary to complete the merger. The merger cannot be completed unless, among other things:

•

the holders of at least a majority of the shares of Virginia National’s outstanding common stock entitled to vote at Virginia National’s special meeting of shareholders (the “Virginia National special meeting”) vote in favor of the merger; and

•

the holders of more than two-thirds of the shares of Fauquier’s outstanding common stock entitled to vote at Fauquier’s special meeting of shareholders (the “Fauquier special meeting”) vote in favor of the merger.

The Virginia National Board and the Fauquier Board have each unanimously determined that the merger is in the best interest of its shareholders, approved the merger agreement and the merger, and recommended that its shareholders vote to approve the merger agreement and the merger.

This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the shareholder meetings, and you should read it carefully. It is a joint proxy statement because both the Virginia National Board and the Fauquier Board are soliciting proxies from their respective shareholders. It is a prospectus because it describes the shares of Virginia National common stock that Virginia National will issue to holders of Fauquier common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective shareholder meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:	Why do Virginia National and Fauquier want to merge?

A:

Virginia National and Fauquier are merging to create a larger and more vibrant institution with increased visibility and the potential to leverage overhead costs and enhance profitability. With the addition of Fauquier’s 11 branches to Virginia National’s existing footprint, the combined organization is expected to have over $1.6 billion in assets and $[•] in assets under management.

In addition, shareholders of the combined company could benefit from greater potential for increased liquidity in the market for Virginia National’s common stock and higher trading multiples than either company could achieve independently. Virginia National has agreed to use its commercially reasonable efforts to cause its common stock, including the shares to be issued in connection with the merger, to be approved for listing on a national exchange. Virginia National intends to apply to list its common stock on a national stock exchange under the trading symbol “VABK” in connection with the merger.

The Virginia National Board and the Fauquier Board have each unanimously determined that the merger is fair and in the best interest of its respective shareholders and recommends that its shareholders vote for the proposals to be considered at its special meeting. You should review the reasons for the merger described in greater detail under the sections entitled “The Merger – Virginia National’s Reasons for the Merger; Recommendation of the Virginia National Board” and “The Merger – Fauquier’s Reasons for the Merger; Recommendation of the Fauquier Board,” beginning on pages [●] and [●], respectively.

Q:	What will Fauquier shareholders receive in the merger?

A:

At the effective time of the merger, each issued and outstanding share of Fauquier common stock will be converted into the right to receive 0.675 shares (the “exchange ratio”) of Virginia National common stock, plus cash in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger. Virginia National shareholders will continue to own their existing shares, which will not be affected by the merger.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the effective time of the merger?

A:

Yes. Although the exchange ratio is fixed, the market value of the 0.675 shares of Virginia National common stock to be received in exchange for each share of Fauquier common stock will fluctuate based on the market value of Virginia National common stock. Any change in the market price of Virginia National common stock after the date of this joint proxy statement/prospectus will change the value of the shares of Virginia National common stock that Fauquier shareholders will receive in the merger.

Q:	When and where are the shareholder meetings?

A:	Virginia National: The Virginia National special meeting is scheduled to take place on [●], [●], 2021 at [●] [●].m., local time, at [●].

Fauquier: The Fauquier special meeting is scheduled to take place on [●], [●], 2021 at [●] [●].m., local time, at [●].

Q:	Who can vote at the shareholder meetings?

A:

Virginia National: Holders of record of Virginia National common stock at the close of business on [●], 20[●], which is the date that the Virginia National Board has fixed as the record date for the Virginia National special meeting, are entitled to notice of and to vote at the Virginia National special meeting.

Fauquier: Holders of record of Fauquier common stock at the close of business on [●], 20[●], which is the date that the Fauquier Board has fixed as the record date for the Fauquier special meeting, are entitled to notice of and to vote at the Fauquier special meeting.

Q:	What if I hold shares in both Virginia National and Fauquier?

A:

If you are both a Virginia National shareholder and a Fauquier shareholder, you will receive two separate packages of proxy materials. A vote cast as a Virginia National shareholder will not count as a vote cast as a Fauquier shareholder, and a vote cast as a Fauquier shareholder will not count as a vote cast as a Virginia National shareholder. Please separately complete, sign and return a proxy card or vote your shares by following the instructions for telephone or Internet voting for your Virginia National shares and your Fauquier shares.

Q:	In addition to the Virginia National merger proposal, what are Virginia National’s shareholders voting on at the Virginia National special meeting?

A:

Virginia National’s shareholders are also voting on a proposal to approve, in a non-binding advisory vote, certain compensation that may become payable to Virginia National’s named executive officers in connection with the merger (the “Virginia National compensation proposal”), and a proposal to adjourn the special meeting to a later date or dates, if necessary, to solicit additional proxies to establish a quorum or approve the Virginia National merger proposal (the “Virginia National adjournment proposal”).

Q:	How does the Virginia National Board recommend that Virginia National shareholders vote at the Virginia National special meeting?

A:

The Virginia National Board unanimously recommends that Virginia National shareholders vote “FOR” the Virginia National merger proposal, “FOR” the Virginia National compensation proposal and “FOR” the Virginia National adjournment proposal.

Q:	In addition to the Fauquier merger proposal, what are Fauquier’s shareholders voting on at the Fauquier special meeting?

A:

Fauquier’s shareholders are also voting on a proposal to approve, in a non-binding advisory vote, certain compensation that may become payable to Fauquier’s named executive officers in connection with the merger (the “Fauquier compensation proposal”), and a proposal to adjourn the special meeting to a later date or dates, if necessary, to solicit additional proxies to establish a quorum or approve the Fauquier merger proposal (the “Fauquier adjournment proposal”).

Q:	How does the Fauquier Board recommend that Fauquier shareholders vote at the Fauquier special meeting?

A:	The Fauquier Board unanimously recommends that Fauquier shareholders vote “FOR” the Fauquier merger proposal, “FOR” the Fauquier compensation proposal and “FOR” the Fauquier adjournment proposal.

Q:	What do I need to do now?

A:

After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Virginia National special meeting or Fauquier special meeting, as applicable. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope, or follow the telephone or Internet voting procedures described on the proxy card, as soon as possible. You may also cast your vote in person at the Virginia National special meeting or Fauquier special meeting, as applicable. If you hold your shares in “street name” through a broker, bank or other custodian, you must direct your broker, bank or other custodian how to vote in accordance with the instructions you have received from them. “Street name” shareholders who wish to vote in person at the Virginia National special meeting or Fauquier special meeting, as applicable, will need to obtain a legal proxy form from the institution that holds their shares and present that legal proxy to the corporate secretary of Virginia National or secretary of Fauquier, as applicable, to obtain further instructions.

Q:	What constitutes a quorum for the shareholder meetings?

A:

Virginia National: The presence at the Virginia National special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Virginia National common stock entitled to vote at the Virginia National special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Virginia National special meeting for the purpose of determining the presence of a quorum, but will not be included in determining the number of votes cast with respect to such matter. If a Virginia National shareholder holds shares in “street name” through a broker, bank or other custodian, those shares will not be counted for purposes of determining the presence of a quorum unless the broker, bank or other custodian has been instructed to vote on at least one of the proposals at the Virginia National special meeting.

Fauquier: The presence at the Fauquier special meeting, in person or by proxy, of holders of a majority of the outstanding shares of Fauquier common stock entitled to vote at the Fauquier special meeting will constitute a quorum for the transaction of business. Abstentions will be included in determining the number of shares present at the Fauquier special meeting for the purpose of determining the presence of a quorum, but will not be included in determining the number of votes cast with respect to such matter. If a Fauquier shareholder holds shares in “street name” through a broker, bank or other custodian, those shares will not be counted for purposes of determining the presence of a quorum unless the broker, bank or other custodian has been instructed to vote on at least one of the proposals at the Fauquier special meeting.

Q:	What is the vote required to approve each proposal?

A:

Virginia National: Approval of the Virginia National merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Virginia National common stock entitled to vote on the merger as of the close of business on [●], 20[●], the record date for the Virginia National special meeting. If you (1) fail to submit a proxy or vote in person at the Virginia National special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the Virginia National merger proposal, it will have the same effect as a vote “AGAINST” the proposal. Approval of each of the Virginia National compensation proposal and the Virginia National adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Virginia National special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the Virginia National compensation proposal or the Virginia National adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

Fauquier: Approval of the Fauquier merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Fauquier common stock entitled to vote on the merger as of the close of business on [●], 20[●], the record date for the Fauquier special meeting. If you (1) fail to submit a proxy or vote in person at the Fauquier special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the Fauquier merger proposal, it will have the same effect as a vote “AGAINST” the proposal. Approval of each of the Fauquier compensation proposal and the Fauquier adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Fauquier special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the Fauquier compensation proposal or the Fauquier adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

Q:	Why is my vote important?

A:

If you do not submit a proxy or vote in person, it may be more difficult for Virginia National or Fauquier to obtain the necessary quorum to hold their respective shareholder meetings. In addition, your failure to submit a proxy or vote in person, failure to instruct your broker, bank or other custodian how to vote, or abstention will have the same effect as a vote “AGAINST” approval of the applicable merger proposal. The Virginia National merger proposal must be approved by the affirmative vote of at least a majority of Virginia National’s outstanding shares entitled to vote on the proposal, and the Fauquier merger proposal must be approved by the affirmative vote of more than two-thirds of Fauquier’s outstanding shares entitled to vote on the proposal.

Q:	If my shares are held in “street name” by my broker, bank or other custodian, will my broker, bank or other custodian automatically vote my shares for me?

A:

If your shares are held in “street name” in a stock brokerage account or by a bank or other custodian, you should provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other custodian. Please note that you may not vote shares held in street name by returning a proxy card directly to Virginia National or Fauquier or by voting in person at your respective company’s shareholder meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other custodian.

Under the rules of applicable securities exchanges, brokers who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from the beneficial owners. However, brokers are not allowed to exercise their voting discretion with respect to the approval of matters that the securities exchanges determine to be “non-routine” without specific instructions from the beneficial owner. We believe that all proposals to be voted on at the shareholder meetings are “non-routine” matters. Broker non-votes occur when a broker or custodian is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.

Virginia National: If you are a Virginia National shareholder and you do not instruct your broker, bank or other custodian on how to vote your shares:

•	your broker, bank or other custodian may not vote your shares on the Virginia National merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•

your broker, bank or other custodian may not vote your shares on the Virginia National compensation proposal or the Virginia National adjournment proposal, which will have no effect on the outcome of the vote on such proposals.

Fauquier: If you are a Fauquier shareholder and you do not instruct your broker, bank or other custodian on how to vote your shares:

•	your broker, bank or other custodian may not vote your shares on the Fauquier merger proposal, which will have the same effect as a vote “AGAINST” such proposal; and

•

your broker, bank or other custodian may not vote your shares on the Fauquier compensation proposal or the Fauquier adjournment proposal, which will have no effect on the outcome of the vote on such proposals.

Q:	What if I fail to vote or abstain from voting?

A:

Virginia National: With respect to the Virginia National merger proposal, if you fail to submit a proxy or vote in person at the Virginia National special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Virginia National compensation proposal and the Virginia National adjournment proposal, if you fail to submit a proxy or vote in person at the Virginia National special meeting, or you mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the vote on such proposals.

Fauquier: With respect to the Fauquier merger proposal, if you fail to submit a proxy or vote in person at the Fauquier special meeting, or you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the proposal. With respect to the Fauquier compensation proposal and the Fauquier adjournment proposal, if you fail to submit a proxy or vote in person at the Fauquier special meeting, or you mark “ABSTAIN” on your proxy, it will have no effect on the outcome of the vote on such proposals.

Q:	What if I return my proxy card without indicating how to vote?

A:

If you complete, sign and return your proxy card without indicating how to vote on any particular proposal, the Virginia National common stock represented by your proxy will be voted as recommended by the Virginia National Board with respect to each Virginia National proposal, or the Fauquier common stock represented by your proxy will be voted as recommended by the Fauquier Board with respect to each Fauquier proposal.

Q:	Can I attend the shareholder meeting and vote my shares in person?

A:

Yes. All shareholders of Virginia National and Fauquier, including shareholders of record and beneficial owners who hold their shares through banks, brokers or other custodians, are invited to attend their respective shareholder meeting. Holders of record of Virginia National common stock and holders of record of Fauquier common stock can vote in person at the Virginia National special meeting or Fauquier special meeting, respectively. If you are a beneficial owner, you must obtain a legal proxy, executed in your favor, from the broker, bank or other custodian that holds your shares, to be able to attend and vote in person at the shareholder meeting.

Q:	Can I change my vote?

A:

Virginia National: Yes. If you are a holder of record of Virginia National common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via the telephone or Internet, (3) delivering a written revocation letter to Virginia National’s corporate secretary or (4) attending the Virginia National special meeting in person, notifying the corporate secretary and voting by ballot at the Virginia National special meeting. Attendance at the Virginia National special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by Virginia National after the Virginia National special meeting will be ineffective. Virginia National’s corporate secretary’s mailing address is: 404 People Place, Charlottesville, Virginia 22911, Attention: Corporate Secretary. If you hold your shares in “street name” through a broker, bank or other custodian, you should consult your voting instruction card or contact your broker, bank or other custodian if you want to revoke or change your voting instructions.

Fauquier: Yes. If you are a holder of record of Fauquier common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) timely submitting a later proxy via telephone or the Internet, (3) delivering a written revocation letter to Fauquier’s secretary or (4) attending the Fauquier special meeting in person, notifying the secretary and voting by ballot at the Fauquier special meeting. Attendance at the Fauquier special meeting alone will not automatically revoke your proxy. A revocation or later-dated proxy received by Fauquier after the Fauquier special meeting will be ineffective. Fauquier’s secretary’s mailing address is: 10 Courthouse Square, Warrenton, Virginia 20186, Attention: Secretary. If you hold your shares in “street name” through a broker, bank or other custodian, you should consult your voting instruction card or contact your broker, bank or other custodian if you want to revoke or change your voting instructions.

Q:	What are the material U.S. federal income tax consequences of the merger to Fauquier shareholders?

A:

The merger will qualify as a tax-free “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (“Code”). Accordingly, holders of Fauquier common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Fauquier common stock for Virginia National common stock in the merger, except to the extent of any cash received in lieu of the issuance of a fractional share of Virginia National common stock. For further information, see “The Merger – Material United States Federal Income Tax Consequences” beginning on page [●].

The U.S. federal income tax consequences described above may not apply to all holders of Fauquier common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

Q:	Are shareholders entitled to dissenters’ or appraisal rights?

A:	No. Under Virginia law, shareholders of Virginia National and Fauquier are not entitled to exercise dissenters’ or appraisal rights in connection with the merger.

Q:	If I am a Fauquier shareholder, should I send in my Fauquier stock certificates now?

A:

No. Please do not send in your Fauquier stock certificates with your proxy. After the merger is completed, the exchange agent, [●], will send you instructions for exchanging your Fauquier stock certificates for the merger consideration. See “The Merger Agreement – Procedures for Exchanging Fauquier Stock Certificates” beginning on page [●].

Q:	Whom may I contact if I cannot locate my Fauquier stock certificate(s)?

A:

If you are unable to locate your original Fauquier stock certificate(s), you should contact Fauquier’s transfer agent, American Stock Transfer and Trust Company, at 6201 15th Avenue, Brooklyn, New York 11209 or by telephone at (800) 937-5449.

Q:	When do you expect to complete the merger?

A:

Virginia National and Fauquier expect to complete the merger in the first half of 2021; however, neither Virginia National nor Fauquier can assure you when or if the merger will occur. In addition to other customary closing conditions provided in the merger agreement, Virginia National and Fauquier must first obtain the approval of Virginia National shareholders and Fauquier shareholders for the merger.

Q:	Who may solicit proxies on behalf of Virginia National or Fauquier?

A:

Virginia National: In addition to solicitation of proxies by Virginia National by mail, proxies may also be solicited by Virginia National’s directors and employees personally, and by telephone, facsimile, email or other means. Virginia National has also retained [●] to assist in soliciting proxies for a fee of approximately $[●]. For more information on solicitation of proxies in connection with the Virginia National special meeting, see “Virginia National Special Meeting of Shareholders – Solicitation of Proxies” beginning on page [●].

Fauquier: In addition to solicitation of proxies by Fauquier by mail, proxies may also be solicited by Fauquier’s directors and employees personally, and by telephone, facsimile, email or other means. Fauquier has also retained Regan & Associates, Inc. to assist in soliciting proxies for a fee of approximately $17,500. For more information on solicitation of proxies in connection with the Fauquier special meeting, see “Fauquier Special Meeting of Shareholders – Solicitation of Proxies” beginning on page [●].

Q:	Whom should I call with questions?

A:

Virginia National: If you have any questions concerning the merger or this joint proxy statement/prospectus or would like additional copies of this joint proxy statement/prospectus, please contact Tara Y. Harrison, Virginia National’s chief financial officer, at 404 People Place, Charlottesville, Virginia 22911, or by telephone at (434) 817-8621. If you need help voting your shares of Virginia National common stock, please contact Virginia National’s transfer agent, American Stock Transfer and Trust Company, at 6201 15th Avenue, Brooklyn, New York 11209 or by telephone at (800) 937-5449. You may also obtain more information about the merger and the proxy materials by contacting [●], Virginia National’s proxy solicitor, at [●].

Fauquier: If you have any questions concerning the merger or this joint proxy statement/prospectus or would like additional copies of this joint proxy statement/prospectus, please contact Christine E. Headly, Fauquier’s chief financial officer, at 10 Courthouse Square, Warrenton, Virginia 20186, or by telephone at (540) 349-0218. If you need help voting your shares of Fauquier common stock, please contact Fauquier’s transfer agent, American Stock Transfer and Trust Company, at 6201 15th Avenue, Brooklyn, New York 11209 or by telephone at (800) 937-5449. You may also obtain more information about the merger and the proxy materials by contacting Regan & Associates, Inc., Fauquier’s proxy solicitor, by calling (800) 737-3426 or by writing to Regan & Associates, Inc., 505 Eighth Avenue, Suite 800, New York, New York 10018, Attention: Artie Regan.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents we refer you to so that you may fully understand the merger and the related transactions. Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

The Parties

Virginia National Bankshares Corporation (see page [●])

Virginia National is a bank holding company headquartered in Charlottesville, Virginia, providing a wide array of financial services through its wholly-owned subsidiaries, Virginia National Bank, a national banking association, and Masonry Capital Management, LLC (“Masonry Capital”), a registered investment advisor. Virginia National Bank currently operates four full-service banking offices in central Virginia and one full-service office in Winchester, Virginia. As of September 30, 2020, Virginia National had total consolidated assets of approximately $821.0 million, total consolidated loans of approximately $636.9 million, total consolidated deposits of approximately $694.5 million, and consolidated shareholders’ equity of approximately $80.5 million.

The principal executive offices of Virginia National are located at 404 People Place, Charlottesville, Virginia 22911, and its telephone number is (434) 817-8621. Virginia National’s website can be accessed at http://www.vnbcorp.com. Information contained on Virginia National’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Virginia National’s common stock is traded on the OTC Markets Group’s OTCQX marketplace under the symbol “VABK.”

Fauquier Bankshares, Inc. (see page [●])

Fauquier is a bank holding company headquartered in Warrenton, Virginia, providing a wide array of financial services through its wholly-owned subsidiary, The Fauquier Bank, a Virginia-chartered commercial bank and member of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Fauquier currently operates eleven full-service banking offices in Fauquier and Prince William Counties in Virginia. As of September 30, 2020, Fauquier had total consolidated assets of approximately $840.3 million, total consolidated loans of approximately $638.1 million, total consolidated deposits of approximately $739.8 million, and consolidated shareholders’ equity of approximately $72.2 million.

The principal executive offices of Fauquier are located at 10 Courthouse Square, Warrenton, Virginia 20186, and its telephone number is (540) 347-2700. Fauquier’s website can be accessed at http://investor.tfb.bank. Information contained on Fauquier’s website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. Fauquier’s common stock is traded on The Nasdaq Capital Market under the symbol “FBSS.”

The Merger (see page [●])

The terms and conditions of the merger are contained in the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A and is incorporated in this joint proxy statement/prospectus by reference. You should read the merger agreement carefully and in its entirety, as it, along with its ancillary documents, is the legal document that governs the merger.

In the merger, Fauquier will merge with and into Virginia National, with Virginia National being the surviving corporation in the merger, pursuant to the terms and conditions of the merger agreement. Under the terms of the merger agreement, each share of Fauquier common stock will be converted into the right to receive 0.675 shares of Virginia National common stock, plus cash in lieu of any fractional shares of Virginia National common stock. The merger agreement also calls for The Fauquier Bank to be merged with and into Virginia National Bank as soon as practicable after the merger of Fauquier into Virginia National.

Closing and Effective Time of the Merger (see page [●])

The merger is currently expected to close in the first half of 2021. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission, or such other date and time as may be set forth in the articles of merger filed with the Virginia State Corporation Commission. Neither Virginia National nor Fauquier can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received, if at all.

Merger Consideration (see page [●])

If the merger is completed, each share of Fauquier common stock will be converted into the right to receive 0.675 shares of Virginia National common stock, plus cash in lieu of fractional shares. The exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to the closing of the merger.

Virginia National’s shareholders will continue to own their existing shares of Virginia National common stock. Each share of Virginia National common stock will continue to represent one share of common stock of Virginia National following the merger.

Based on the current number of shares of Fauquier common stock outstanding, Virginia National expects to issue approximately 2,561,439 shares of common stock in the aggregate upon completion of the merger, with current Virginia National shareholders owning approximately 51.4% of Virginia National’s outstanding common stock and former Fauquier shareholders owning approximately 48.6% of Virginia National’s outstanding common stock immediately following the merger.

Treatment of Fauquier Equity-Based Awards (see page [●])

As of [●], 2020, Fauquier had [●] shares of restricted stock outstanding that were unvested or contingent, and [●] restricted stock units outstanding that were unvested and contingent, in each case granted under an equity or equity-based compensation plan of Fauquier.

Each share of Fauquier restricted stock outstanding immediately prior to the effective time of the merger, which was issued after the date of the merger agreement to a director of Fauquier that will be appointed as a director of Virginia National in connection with the merger, will convert into a fully vested share of restricted stock of Virginia National, and any transferability restrictions on such share of Fauquier restricted stock prior to the effective time will continue to apply after the effective time. Each other share of Fauquier restricted stock outstanding immediately prior to the effective time of the merger will vest and convert into the right to receive the merger consideration payable under the merger agreement.

Each Fauquier restricted stock unit outstanding 10 business days prior to the effective time of the merger will vest and convert into, at the election of the holder, either cash or shares of Fauquier common stock. Any shares of Fauquier common stock issued in settlement of a Fauquier restricted stock unit will be converted at the effective time into the right to receive the merger consideration payable under the merger agreement.

Virginia National Board Recommendations (see page [●])

After careful consideration, the Virginia National Board unanimously recommends that Virginia National shareholders vote “FOR” the Virginia National merger proposal, “FOR” the Virginia National compensation proposal and “FOR” the Virginia National adjournment proposal.

For a more complete description of Virginia National’s reasons for the merger and the recommendation of the Virginia National Board, please see “The Merger – Virginia National’s Reasons for the Merger; Recommendation of the Virginia National Board” beginning on page [●].

Fauquier Board Recommendations (see page [●])

After careful consideration, the Fauquier Board unanimously recommends that Fauquier shareholders vote “FOR” the Fauquier merger proposal, “FOR” the Fauquier compensation proposal and “FOR” the Fauquier adjournment proposal.

For a more complete description of Fauquier’s reasons for the merger and the recommendation of the Fauquier Board, please see “The Merger – Fauquier’s Reasons for the Merger; Recommendation of the Fauquier Board” beginning on page [●].

Opinion of Virginia National’s Financial Advisor (see page [●] and Appendix B)

On September 30, 2020, the Virginia National Board received a written fairness opinion from Performance Trust Capital Partners, LLC (“Performance Trust”), Virginia National’s financial advisor, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust as set forth in its opinion, the per share merger consideration pursuant to the merger agreement was fair, from a financial point of view, to holders of Virginia National’s common stock. The full text of Performance Trust’s written opinion is attached as Appendix B to this joint proxy statement/prospectus. Virginia National shareholders should read the entire opinion carefully for a discussion of, among other things, the assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust in rendering its opinion. The references to Performance Trust’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of Performance Trust’s written opinion.

Performance Trust’s opinion speaks only as of the date of the opinion. The opinion was directed to Virginia National’s board of directors in connection with its consideration of the merger agreement and the merger and does not constitute a recommendation to any shareholder of Virginia National as to how any such shareholder should act or vote at any meeting of shareholders called to consider and vote upon the approval of the merger or in connection with any related matter. Performance Trust’s opinion was directed only to the fairness, from a financial point of view, of the per share merger consideration to holders of Virginia National’s common stock and does not address the underlying business decision of Virginia National to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Virginia National or the effect of any other transaction in which Virginia National might engage. Performance Trust will not be deemed to have any fiduciary duty to Virginia National’s board of directors, Virginia National or any security holder or creditor of Virginia National or any other person, regardless of any prior or ongoing advice or relationships.

For further information, please see “The Merger – Opinion of Virginia National’s Financial Advisor” beginning on page [●].

Opinion of Fauquier’s Financial Advisor (see page [●] and Appendix C)

At the September 28, 2020 meeting of the Fauquier Board, representatives of Piper Sandler & Co. (“Piper Sandler”) rendered its opinion, dated September 28, 2020, to the Fauquier Board (in its capacity as such), to the effect that, as of such date, the exchange ratio was fair to the holders of Fauquier common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion. Holders of Fauquier common stock are urged to read the entire opinion carefully in connection with their consideration of the merger.

Piper Sandler’s opinion was directed to the Fauquier Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Fauquier as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Fauquier common stock and did not address the underlying business decision of Fauquier to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Fauquier or the effect of any other transaction in which Fauquier might engage.

For further information, please see “The Merger – Opinion of Fauquier’s Financial Advisor” beginning on page [●].

Interests of Virginia National Directors and Executive Officers in the Merger (see page [●])

Each non-employee director of Virginia National owns unvested shares of restricted stock of Virginia National that will vest if the director ceases to serve on the Virginia National Board within one year following the merger. In addition, certain of Virginia National’s executive officers are parties to management continuity agreements that provide for cash severance payments if the officer’s employment is involuntarily terminated without cause or voluntarily terminated for good reason within two years following the merger. The Virginia National Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the Virginia National merger proposal.

These interests are discussed in more detail in the “The Merger – Interests of Virginia National Directors and Executive Officers in the Merger” section beginning on page [●].

Interests of Fauquier Directors and Executive Officers in the Merger (see page [●])

In addition to the receipt of merger consideration on the same terms as all other Fauquier shareholders, six of Fauquier’s directors will be appointed to serve on the Virginia National Board and Virginia National Bank board, certain of Fauquier’s executive officers are expected to continue with Virginia National following completion of the merger, certain of Fauquier’s executive officers are expected to receive cash severance payments related to change in control provisions in existing agreements with Fauquier, certain of Fauquier’s executive officers hold restricted stock awards or restricted stock units that will vest on an accelerated basis in connection with the merger, certain of Fauquier’s directors hold shares of Fauquier common stock for which transfer restrictions will lapse at the effective time of the merger, and Marc J. Bogan, Fauquier’s president and chief executive officer, has entered into an employment agreement with Virginia National that will be effective at the closing of the merger. The Fauquier Board was aware of these interests and considered them, among other matters, in approving the merger agreement and making its recommendation on the Fauquier merger proposal.

These interests are discussed in more detail in the “The Merger – Interests of Fauquier Directors and Executive Officers in the Merger” section beginning on page [●].

Material U.S. Federal Income Tax Consequences of the Merger (see page [●])

The merger will qualify as a tax-free “reorganization” within the meaning of Section 368 of the Code. Accordingly, holders of Fauquier common stock generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of Fauquier common stock for Virginia National common stock in the merger, except to the extent of any cash received in lieu of the issuance of a fractional share of Virginia National common stock.

The U.S. federal income tax consequences described above may not apply to all holders of Fauquier common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your own tax advisor to determine the particular tax consequences of the merger to you.

For further information, please see “The Merger – Material United States Federal Income Tax Consequences” beginning on page [●].

No Appraisal or Dissenters’ Rights (page [●])

Under Virginia law, the shareholders of each of Virginia National and Fauquier are not entitled to appraisal or dissenters’ rights in connection with the merger.

Accounting Treatment (see page [●])

The merger will be accounted for under the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States of America (“GAAP”).

Regulatory Approvals (see page [●])

The merger requires various approvals or waivers from bank regulatory authorities, including the Federal Reserve, the Office of the Comptroller of the Currency (the “OCC”) and the Virginia Bureau of Financial Institutions. Approval of the regulators does not constitute an endorsement of the merger or a determination that the terms of the merger are fair to Virginia National shareholders or Fauquier shareholders. As of the date of this joint proxy statement/prospectus, the required regulatory approvals have not yet been received. While we do not know of any reason why we would not be able to obtain the necessary regulatory approvals in a timely manner, we cannot be certain when or if we will receive them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after completion of the merger.

For a more complete description of the regulatory approvals, please see “The Merger – Regulatory Approvals Required for the Merger” beginning on page [●].

Conditions to Complete the Merger (see page [●])

Virginia National’s and Fauquier’s respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Virginia National merger proposal and the Fauquier merger proposal by shareholders of Virginia National and Fauquier, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities without the imposition of any “burdensome condition” (as defined in the merger agreement);

•

Virginia National’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC under the Securities Act and continues to remain effective;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•

the receipt by Virginia National from Williams Mullen, Virginia National’s outside legal counsel, and the receipt by Fauquier from Troutman Pepper Hamilton Sanders LLP, Fauquier’s outside legal counsel, of written legal opinions to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the receipt by Virginia National of resignations of each director of Virginia National that will not continue as a director of Virginia National after the effective time of the merger.

Where the merger agreement and/or law permits, Virginia National and Fauquier could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. Any determination whether to waive any condition to the merger or whether to amend this joint proxy statement/prospectus and resolicit shareholder approval as a result of any such waiver (for example, in the case of a waiver of a material condition such that disclosure previously provided would be materially misleading) will be made by Virginia National or Fauquier, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time. Virginia National and Fauquier cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

No Solicitation (see page [●])

Virginia National and Fauquier have each agreed that, while the merger agreement is in effect, it will not directly or indirectly:

•

initiate, solicit, endorse or knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to or any inquiry, proposal or offer that is reasonably likely to lead to, an “acquisition proposal” (as defined in the merger agreement);

•	furnish any confidential or nonpublic information relating to an acquisition proposal;

•	engage or participate in any negotiations or discussions concerning an acquisition proposal; or

•

approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement, option agreement or similar agreement relating to an acquisition proposal.

The merger agreement does not, however, prohibit Virginia National or Fauquier from considering an unsolicited bona fide written acquisition proposal from a third party if certain specified conditions are met.

Termination of the Merger Agreement (see page [●])

The merger agreement may be terminated, and the merger abandoned, by Virginia National and Fauquier at any time before the merger is completed if the parties mutually agree to do so. In addition, the merger agreement may be terminated, and the merger abandoned, under the following circumstances:

Termination by Virginia National or Fauquier. The merger agreement may be terminated by either party if:

•

the merger has not been completed by September 30, 2021, or such later date as agreed to by the parties in writing, unless the failure to complete the merger by such time was caused by or the result of a breach or failure to perform an obligation under the merger agreement by the terminating party;

•

(i) approval of the merger by any necessary federal or state regulatory authority has been denied by such regulatory authority and the denial has become final and nonappealable, (ii) a regulatory authority has requested in writing that Virginia National, Fauquier, or any of their respective subsidiaries withdraw (other than for technical reasons), and not resubmit within 120 days, any application with respect to a required regulatory approval, (iii) a regulatory authority of competent jurisdiction has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement unless the denial of such regulatory approval is due to, or materially contributed to by, the failure of the terminating party to perform or observe the covenants or agreements of such party set forth in the merger agreement, or (iv) any required regulatory approval includes a burdensome condition, provided that a party may only terminate the merger agreement due to the imposition of a burdensome condition if such party has used its reasonable best efforts until the earlier of (A) 60 days following the grant of such regulatory approval containing a burdensome condition, or (B) September 30, 2021, to cause the terms and/or conditions of such burdensome condition to be deleted or removed;

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party; or

•	the Virginia National shareholders do not approve the Virginia National merger proposal or the Fauquier shareholders do not approve the Fauquier merger proposal.

Termination by Virginia National. The merger agreement may be terminated by Virginia National if:

•

at any time before the Fauquier special meeting, the Fauquier Board (i) fails to recommend to the Fauquier shareholders that they approve the Fauquier merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Virginia National, or (iii) approves, adopts, endorses or recommends any acquisition proposal;

•

at any time before the Fauquier special meeting, Fauquier fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Fauquier merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

the Virginia National Board determines to enter into a definitive agreement to accept a “superior proposal” (as defined in the merger agreement) which has been received and considered by the Virginia National Board in accordance with the applicable terms of the merger agreement.

Termination by Fauquier. The merger agreement may be terminated by Fauquier if:

•

at any time before the Virginia National special meeting, the Virginia National Board (i) fails to recommend to the Virginia National shareholders that they approve the Virginia National merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Fauquier, or (iii) approves, adopts, endorses or recommends any acquisition proposal;

•

at any time before the Virginia National special meeting, Virginia National fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Virginia National merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

the Fauquier Board determines to enter into a definitive agreement to accept a “superior proposal” (as defined in the merger agreement) which has been received and considered by the Fauquier Board in accordance with the applicable terms of the merger agreement.

Termination Fees and Expenses (see page [●])

If either Virginia National or Fauquier takes certain specified, limited actions and the merger agreement is terminated on that basis, that party will immediately owe the other party a $2.5 million termination fee. In addition, a $2.5 million termination fee is payable in certain other circumstances if (i) the merger agreement is terminated for certain specified, limited reasons and (ii) within 12 months of such termination one of the parties enters into a definitive agreement with respect to an acquisition proposal. The termination and payment circumstances are more fully described elsewhere in this joint proxy statement/prospectus.

In general, whether or not the merger is completed, Virginia National and Fauquier will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus all filing fees to the SEC and other governmental authorities.

Virginia National’s Board of Directors and Management Following Completion of the Merger (see page [●])

Pursuant to the merger agreement, at or prior to the effective time of the merger, the Virginia National Board will cause the number of directors that comprise the full Virginia National Board to be fixed at no more than 13 directors. Following the effective time of the merger, the Virginia National Board will consist of (i) seven current Virginia National directors to be designated by Virginia National (after consultation with Fauquier), including the chairman of the Virginia National Board, William D. Dittmar, Jr., and the president and chief executive officer of Virginia National, Glenn W. Rust (the “Virginia National Directors”), and (ii) six current Fauquier directors to be designated by Fauquier (after consultation with Virginia National), including the chairman of the

Fauquier Board, John B. Adams, Jr., and the president and chief executive officer of Fauquier, Marc J. Bogan (the “Fauquier Directors”). Following the merger, Mr. Dittmar will continue to serve as chairman and Mr. Adams will serve as vice chairman of the Virginia National Board. Mr. Adams will also be appointed to the strategic planning committee of the Virginia National Board.

At or prior to the effective time of the merger, the number of directors that comprise the full Virginia National Bank board of directors will also be fixed at 13 and will be composed of the same directors that will be appointed to the Virginia National Board.

Virginia National currently intends to designate [●], [●], [●], [●] and [●] as the remaining five Virginia National directors that will continue as directors of Virginia National and Virginia National Bank following the merger, in addition to Messrs. Dittmar and Rust. Fauquier currently intends to designate [●], [●], [●] and [●] as the remaining four Fauquier directors to be appointed as directors of Virginia National and Virginia National Bank following the merger, in addition to Messrs. Adams and Bogan.

Virginia National has agreed to appoint Mr. Bogan as president and chief executive officer of Virginia National Bank effective as of the effective time of the merger. Mr. Rust will continue to serve as president and chief executive officer of Virginia National after the merger. The other executive officers of Virginia National immediately prior to the merger will continue serving in their current positions as the executive officers of Virginia National after the merger.

Amendments to Virginia National’s and Virginia National Bank’s Bylaws (page [●])

In connection with entering into the merger agreement, Virginia National agreed to amend its bylaws to facilitate the change in size and composition of the Virginia National Board following the merger. As described above, the number of directors that will comprise the Virginia National Board is to be fixed at no more than 13 directors, seven of which will be the Virginia National Directors and six of which will be the Fauquier Directors. The bylaws, as amended, will provide that until the second anniversary of the merger, all vacancies on the Virginia National Board created by the cessation of service of a Virginia National Director must be filled by a nominee proposed to the nominating committee of the Virginia National Board by a majority of the remaining Virginia National Directors, and all vacancies on the Virginia National Board created by the cessation of service of a Fauquier Director shall be filled by a nominee proposed to the nominating committee of the Virginia National Board by a majority of the remaining Fauquier Directors. Such bylaw provision may not be modified, amended or repealed during such two-year period other than by a majority of the Fauquier Directors and a majority of the Virginia National Directors. Virginia National Bank’s bylaws will be amended to include similar provisions.

The forms of the above-described bylaw amendments are set forth in their entirety in Exhibits 1.4(a) and 1.4(b) to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A.

Virginia National Special Meeting (see page [●])

The Virginia National special meeting is scheduled to take place on [●], [●], 2021 at [●] [●].m., local time, at [●], [●], [●], Virginia. At the special meeting, Virginia National shareholders will be asked to vote on:

•	the Virginia National merger proposal;

•	the Virginia National compensation proposal; and

•	the Virginia National adjournment proposal.

Holders of Virginia National common stock as of the close of business on [●], 20[●], are entitled to notice of and to vote at the Virginia National special meeting. As of the record date, there were [●] shares of Virginia National common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Virginia National shareholder can cast one vote for each share of Virginia National common stock owned on the record date.

Each of Virginia National’s directors has agreed, subject to several conditions and exceptions, to vote all of his or her shares of Virginia National common stock over which the director has the sole right and power to vote or direct the disposition in favor of the Virginia National merger proposal. As of the record date, directors of Virginia National and their affiliates beneficially owned and are entitled to vote [●] such shares of Virginia National common stock, or approximately [●]% of the total voting power of the shares of Virginia National common stock outstanding on that date.

Fauquier Special Meeting (see page [●])

The Fauquier special meeting is scheduled to take place on [●], [●], 2021 at [●] [●].m., local time, at [●], [●], [●], Virginia. At the special meeting, Fauquier shareholders will be asked to vote on:

•	the Fauquier merger proposal

•	the Fauquier compensation proposal; and

•	the Fauquier adjournment proposal.

Holders of Fauquier common stock as of the close of business on [●], 20[●], are entitled to notice of and to vote at the Fauquier special meeting. As of the record date, there were [●] shares of Fauquier common stock outstanding and entitled to vote held by approximately [●] holders of record. Each Fauquier shareholder can cast one vote for each share of Fauquier common stock owned on the record date.

Each of Fauquier’s directors has agreed, subject to several conditions and exceptions, to vote all of his or her shares of Fauquier common stock over which the director has the sole right and power to vote or direct the disposition in favor of the Fauquier merger proposal. As of the record date, directors of Fauquier and their affiliates beneficially owned and are entitled to vote [●] such shares of Fauquier common stock, or approximately [●]% of the total voting power of the shares of Fauquier common stock outstanding on that date.

Required Shareholder Votes (see pages [●] and [●])

Approval of the Virginia National merger proposal requires the affirmative vote of at least a majority of the outstanding shares of Virginia National common stock entitled to vote on the merger as of the close of business on [●], 20[●], the record date for the Virginia National special meeting. If you (1) fail to submit a proxy or vote in person at the Virginia National special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Virginia National compensation proposal and the Virginia National adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Virginia National special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the Virginia National compensation proposal or the Virginia National adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

Approval of the Fauquier merger proposal requires the affirmative vote of more than two-thirds of the outstanding shares of Fauquier common stock entitled to vote on the merger as of the close of business on [●], 20[●], the record date for the Fauquier special meeting. If you (1) fail to submit a proxy or vote in person at the Fauquier special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal.

Approval of each of the Fauquier compensation proposal and the Fauquier adjournment proposal requires that the votes cast for such proposal exceed the votes cast against such proposal. If you (1) fail to submit a proxy or vote in person at the Fauquier special meeting, (2) mark “ABSTAIN” on your proxy or (3) fail to instruct your broker, bank or other custodian how to vote with respect to the Fauquier compensation proposal or the Fauquier adjournment proposal, it will have no effect on the outcome of the vote on that proposal.

No Restrictions on Resale of Virginia National Common Stock Received by Fauquier Shareholders (see page [●])

All shares of Virginia National common stock received by Fauquier shareholders in the merger will be freely tradable, except (i) any restricted shares of Virginia National to be issued to current directors of Fauquier, who will join the Virginia National Board after the merger, in exchange for restricted shares Fauquier issued after September 30, 2020 will be subject to transfer restrictions, and (ii) shares of Virginia National received by persons who are or become affiliates of Virginia National for purposes of Rule 144 under the Securities Act may be resold by them only in transactions permitted by Rule 144, or as otherwise permitted under the Securities Act.

Comparative Rights of Shareholders (see page [●])

The rights of Fauquier shareholders who continue as Virginia National shareholders after the merger will be governed by Virginia law and the articles of incorporation and bylaws of Virginia National, which are different from Fauquier’s existing articles of incorporation and bylaws. For more information, please see “Comparison of Shareholders’ Rights” beginning on page [●].

Risk Factors (see page [●])

Before voting at the shareholder meetings, you should carefully consider all of the information contained in this joint proxy statement/prospectus, including the risk factors set forth in the “Risk Factors” section beginning on page [●].

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF VIRGINIA NATIONAL

The following table sets forth certain of Virginia National’s consolidated financial data as of the end of and for the fiscal years ended December 31, 2019 and 2018 and as of and for the nine months ended September 30, 2020 and 2019. The historical consolidated financial information as of the end of and for the fiscal years ended December 31, 2019 and 2018 is derived from Virginia National’s audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2020 and 2019 is derived from Virginia National’s unaudited consolidated financial statements. In Virginia National’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2020 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2020.

The selected historical financial data below is only a summary and should be read in conjunction with Virginia National’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus (dollars in thousands, except per share data).

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2020	2019	2019	2018
Results of Operations:
Interest income	$19,846	$19,586	$26,197	$25,686
Interest expense	2,669	3,083	4,273	2,790

Net interest income	17,177	16,503	21,924	22,896
Provision for loan losses	1,367	500	1,375	1,873

Net interest income after provision for loan losses	15,810	16,003	20,549	21,023
Noninterest income	4,720	4,086	5,551	5,530
Noninterest expenses	13,882	13,657	17,884	16,014

Income before income taxes	6,648	6,432	8,216	10,539
Income tax expense	1,286	1,174	1,527	2,069

Net income	$5,362	$5,258	$6,689	$8,470

Financial Condition:
Assets	$820,958	$660,790	$702,627	$644,800
Loans, net of unearned income	631,601	518,121	535,324	532,299
Securities	144,681	79,614	115,724	63,075
Deposits	694,521	579,446	621,211	572,533
Stockholders’ equity	80,457	75,554	76,107	70,742
Selected Ratios:
Return on average assets (1)	0.92%	1.09%	1.02%	1.33%
Return on average equity (1)	9.05%	9.55%	9.02%	12.39%
Efficiency ratio (2)	63.40%	66.33%	65.09%	56.34%
Net Interest Margin	3.12%	3.66%	3.56%	3.79%
Asset Quality Ratios:
ALLL / period end loans	0.84%	0.76%	0.78%	0.91%
ALLL / nonperforming loans (expressed as a multiple)	76.20x	7.43x	3.93x	3.24x
NPAs / total assets	0.01%	0.08%	0.15%	0.23%
Net charge-offs / average outstanding loans	0.04%	0.27%	0.39%	0.19%
Capital Ratios:
Total risk-based capital ratio	15.41%	15.55%	15.08%	14.52%
Tier 1 risk-based capital ratio	14.42%	14.76%	14.28%	13.58%
Tier 1 leverage ratio	9.41%	11.42%	10.81%	11.14%
Equity to total assets (3)	9.72%	11.33%	10.73%	10.85%

Per Share Data:
Earnings per share, basic	$1.98	$1.96	$2.49	$3.18
Earnings per share, diluted	1.98	1.96	2.49	3.15
Cash dividends paid	0.90	0.90	1.20	1.09
Book value per common share	29.64	28.07	28.27	27.81
Price to earnings ratio, diluted (1)	16.23	25.21	15.14	10.96
Price to book value ratio	0.81%	1.32%	1.33%	1.24%
Dividend payout ratio	45.45%	45.92%	48.19%	34.60%
Weighted average shares outstanding, basic	2,705,730	2,685,134	2,686,866	2,666,902
Weighted average shares outstanding, diluted	2,706,438	2,688,761	2,689,977	2,685,879

(1)	Annualized for the nine months ended September 30, 2020 and 2019.
(2)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income. This is not presented on a fully-taxable equivalent basis.
(3)	Equity to assets ratio is calculated by dividing period-end common equity less period-end intangibles by period-end assets less period-end intangibles.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF FAUQUIER

The following table sets forth certain of Fauquier’s consolidated financial data as of the end of and for the fiscal years ended December 31, 2019 and 2018 and as of and for the nine months ended September 30, 2020 and 2019. The historical consolidated financial information as of the end of and for the fiscal years ended December 31, 2019 and 2018 is derived from Fauquier’s audited consolidated financial statements. The consolidated financial information as of and for the nine-month periods ended September 30, 2020 and 2019 is derived from Fauquier’s unaudited consolidated financial statements. In Fauquier’s opinion, such unaudited consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations for such periods. Interim results for the nine months ended September 30, 2020 are not necessarily indicative of, and are not projections for, the results to be expected for the full year ending December 31, 2020.

The selected historical financial data below is only a summary and should be read in conjunction with Fauquier’s consolidated financial statements and their accompanying notes that are included elsewhere in this joint proxy statement/prospectus (dollars in thousands, except per share data).

	Nine Months Ended September 30, (Unaudited)		Year Ended December 31,
	2020	2019	2019	2018
Results of Operations:
Interest income	$20,906	$21,821	$29,170	$26,698
Interest expense	2,039	3,413	4,520	3,233

Net interest income	18,867	18,408	24,650	23,465
Provision for loan losses	1,606	255	346	507

Net interest income after provision for loan losses	17,261	18,153	24,304	22,958
Noninterest income	4,036	4,487	5,974	6,074
Noninterest expenses	16,163	16,643	22,454	22,151

Income before income taxes	5,134	5,997	7,824	6,881
Income tax expense	613	749	1,004	746

Net income	$4,521	$5,248	$6,820	$6,135

Financial Condition:
Assets	$840,286	$726,339	$722,171	$730,805
Loans, net of unearned income	638,103	545,227	550,226	549,364
Deposits	739,834	614,000	622,155	635,638
Stockholders’ equity	72,207	65,976	67,122	60,007
Ratios:
Return on average assets (1)	0.77%	0.99%	0.96%	0.92%
Return on average equity (1)	8.59%	11.07%	10.64%	10.64%
Efficiency ratio (2)	70.57%	72.69%	73.32%	74.99%
Common equity to total assets	8.22%	8.90%	9.10%	8.28%
Tangible common equity / tangible assets	8.22%	8.90%	9.10%	8.28%
Asset Quality:
Allowance for loan losses	$6,701	$5,395	$5,227	$5,176
Nonaccrual loans	$1,245	$1,941	$989	$1,993
Other real estate owned	$1,356	$1,356	$1,356	$1,356
ALLL / total outstanding loans	1.05%	0.99%	0.95%	0.94%
ALLL / nonperforming loans	65.18%	101.30%	102.57%	78.65%
NPAs / total outstanding loans	1.82%	1.23%	1.17%	1.44%
Net charge-offs / total average outstanding loans	0.02%	0.01%	0.05%	0.08%
Provision / total outstanding loans	0.25%	0.05%	0.06%	0.09%

Per Share Data:
Earnings per share, basic	$1.19	$1.39	$1.80	$1.63
Earnings per share, diluted	1.19	1.38	1.80	1.62
Cash dividends paid	0.375	0.36	0.485	0.48
Book value per common share	19.03	17.43	17.74	15.90
Price to earnings ratio, diluted	9.93	11.19	11.44	13.46
Price to book value ratio	83.09%	119.04%	116.24%	137.60%
Dividend payout ratio	31.93%	26.09%	26.94%	29.63%
Weighted average shares outstanding, basic	3,792,700	3,782,943	3,783,322	3,772,421
Weighted average shares outstanding, diluted	3,799,244	3,791,263	3,790,718	3,779,366

(1)	Annualized for the nine months ended September 30, 2020 and 2019.
(2)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income plus noninterest income. This is not presented on a fully-taxable equivalent basis.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Virginia National and Fauquier, as an acquisition by Virginia National of Fauquier using the acquisition method of accounting and giving effect to the related pro forma adjustments described in the accompanying notes. Under the acquisition method of accounting, the assets and liabilities of Fauquier will be recorded by Virginia National at their respective fair values as of the date the merger is completed. Certain reclassifications have been made to the historical financial statements of Fauquier to conform to the presentation in Virginia National’s financial statements.

The unaudited pro forma condensed combined balance sheet gives effect to the merger as if the transaction had occurred on September 30, 2020. The unaudited pro forma condensed combined income statements for the nine months ended September 30, 2020 and the year ended December 31, 2019 give effect to the merger as if the transaction had occurred on January 1, 2019.

A final determination of the fair values of Fauquier’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Fauquier that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to a bargain purchase value or goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial statements presented herein and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of Virginia National and Fauquier following the completion of the merger, Virginia National anticipates that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposals activities, will be incurred. Virginia National is not able to determine the timing, nature and amount of these charges as of the date of the joint proxy statement/prospectus, and accordingly, has not included any such costs and changes in the unaudited combined condensed pro forma statements of income except those actually incurred through September 30, 2020. However, these charges will affect the results of operations of Virginia National and Fauquier, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed statements of income do not include the effects of the costs associated with any restructuring or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration.

The unaudited pro forma condensed combined financial information included herein is presented for informational purposes only and does not necessarily reflect the financial results of the combined companies had the companies actually been combined at the beginning of the periods presented. The adjustments included in this unaudited pro forma condensed combined financial information are preliminary and may be revised and may not agree to actual amounts recorded by Virginia National upon consummation of the merger. This financial information does not reflect the benefits of the expected cost savings and expense efficiencies, opportunities to earn additional revenue, potential impacts of current market conditions on revenues or asset dispositions, among other factors, and includes various preliminary estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future.

The unaudited pro forma condensed combined financial information should be read in conjunction with and is qualified in its entirety by reference to the historical consolidated financial statements and related notes thereto of Virginia National and its subsidiaries, which are included elsewhere in this joint proxy statement/prospectus, and the historical consolidated financial statements and related notes thereto of Fauquier and its subsidiaries, which are also included elsewhere in this joint proxy statement/prospectus.

VIRGINIA NATIONAL BANKSHARES CORPORATION AND FAUQUIER BANKSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

As of September 30, 2020

(Dollars in thousands)

	Virginia National (As Reported)	Fauquier (As Reported)	Merger Pro Forma Adjustments			Pro Forma Combined
ASSETS
Cash and due from banks	$11,399	$10,994	$—			$22,393
Federal funds and interest-bearing deposits in banks	273	62,679	—			62,952

Total cash and cash equivalents	11,672	73,673	—			85,345

Securities available for sale, at fair value	141,245	84,590	—			225,835
Restricted securities, at cost	3,436	1,835	—			5,271

Total securities	144,681	86,425	—			231,106

Mortgage loans held for sale	—	235	—			235
Loans, net of unearned income	636,935	638,103	(19,650)	(a	)	1,255,388
Less allowance for loan losses	5,334	6,701	6,701	(b	)	5,334

Net loans	631,601	631,402	(12,949)			1,250,054

Premises and equipment, net	5,444	16,790	435	(c	)	22,669
Other real estate owned	—	1,356	(272)	(d	)	1,084
Core deposit intangibles, net	—	—	5,010	(e	)	5,010
Goodwill	372	—	—			372
Other intangible asset, net	357	—	—			357
Bank-owned life insurance	16,739	14,231	—			30,970
Other assets	10,092	16,174	1,838	(f	)	28,104

Total assets	$820,958	$840,286	$(5,938)			$1,655,306

LIABILITIES
Noninterest-bearing deposits	$190,204	$179,650	$—			$369,854
Interest-bearing deposits:
Interest bearing transaction accounts	135,569	252,627	—			388,196
Money market accounts and savings accounts	270,653	235,718	—			506,371
Time deposits	98,095	71,839	473	(g	)	170,407

Total interest-bearing deposits	504,317	560,184	473			1,064,974

Total deposits	694,521	739,834	473			1,434,828

Long-term borrowings	40,000	12,629	570	(h	)	53,199
Junior subordinated debt	—	4,124	(66)	(i	)	4,058
Other liabilities	5,980	11,492	—			17,472

Total liabilities	740,501	768,079	977			1,509,557

STOCKHOLDERS’ EQUITY
Preferred stock	—	—	—			—
Common stock & surplus	39,099	16,152	49,140	(j	)	104,391
Retained earnings	40,158	52,885	(52,885)	(j	)	40,158
Accumulated other comprehensive income, net	1,200	3,170	(3,170)	(j	)	1,200

Total stockholders’ equity	80,457	72,207	(6,915)			145,749

Total liabilities and stockholders’ equity	$820,958	$840,286	$(5,938)			$1,655,306

VIRGINIA NATIONAL BANKSHARES CORPORATION AND FAUQUIER BANKSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Nine Months Ended September 30, 2020

(Dollars in thousands, except per share data)

	Virginia National (As Reported)	Fauquier (As Reported)	Merger Pro Forma Adjustments			Pro Forma Combined
Interest Income
Interest and fees on loans	$18,202	$19,322	$1,633	(k	)	$39,157
Interest on federal funds sold and deposits in other banks	98	113	—			211
Dividends	70	84	—			154
Interest and dividends on securities:
Taxable	1,150	1,081	—			2,231
Nontaxable	326	306	—			632

Total interest and dividend income	19,846	20,906	1,633			42,385

Interest Expense
Interest on deposits	2,634	1,666	(473)	(l	)	3,827
Interest on long-term borrowings	35	225	(132)	(m	)	128
Interest on Junior subordinated debt	—	148	3	(n	)	151

Total interest expense	2,669	2,039	(602)			4,106

Net interest income	17,177	18,867	2,235			38,279
Provision for loan losses	1,367	1,606	—			2,973

Net interest income after provision for loan losses	15,810	17,261	2,235			35,306
Noninterest Income
Trust fees and brokerage	1,317	2,034	—			3,351
Service charges on deposit accounts	484	831	—			1,315
Other service charges, commissions and fees	435	900	—			1,335
Mortgage banking income	77	60	—			137
Gains on securities transactions, net	734	—	—			734
Increase in cash surrender value of life insurance	327	270	—			597
Other operating income (loss)	1,346	(59)	828	(o	)	2,115

Total noninterest income	4,720	4,036	828			9,584

Noninterest Expense
Salaries and benefits	7,004	8,463	—			15,467
Occupancy expenses	1,405	2,406	—			3,811
Data processing	968	1,074	—			2,042
Professional & consulting	376	875	—			1,251
FDIC assessment	89	260	—			349
Amortization of core deposit premiums	—	—	939	(p	)	939
Other expenses	4,040	3,085	592	(q	)	7,717

Total noninterest expenses	13,882	16,163	1,531			31,576

Income before income taxes	6,648	5,134	1,532			13,314
Income tax expense	1,286	613	322	(r	)	2,221

Net income	$5,362	$4,521	$1,210			$11,093

Earnings per common share, basic	$1.98	$1.19				$2.10

Earnings per common share, diluted	$1.98	$1.19				$2.10

Weighted average shares outstanding – Basic	2,705,730	3,792,700	2,578,567	(s	)	5,284,297
Weighted average shares outstanding – Diluted	2,706,438	3,799,244	2,578,567	(s	)	5,285,005

VIRGINIA NATIONAL BANKSHARES CORPORATION AND FAUQUIER BANKSHARES, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2019

(Dollars in thousands, except per share data)

	Virginia National (As Reported)	Fauquier (As Reported)	Merger Pro Forma Adjustments			Pro Forma Combined
Interest Income
Interest and fees on loans	$24,180	$26,398	$2,269	(k	)	$52,847
Interest on federal funds sold and deposits in other banks	459	782	—			1,241
Dividends	110	166	—			276
Interest and dividends on securities:
Taxable	1,158	1,465	—			2,623
Nontaxable	290	359	—			649

Total interest and dividend income	26,197	29,170	2,269			57,636

Interest Expense
Interest on deposits	4,184	3,595	(473)	(l	)	7,306
Interest on federal funds purchased	—	14	—			14
Interest on long-term borrowings	—	712	(176)	(m	)	536
Interest on Junior subordinated debt	89	199	4	(n	)	292

Total interest expense	4,273	4,520	(645)			8,148

Net interest income	21,924	24,650	2,914			49,488
Provision for loan losses	1,375	346	—			1,721

Net interest income after provision for loan losses	20,549	24,304	2,914			47,767
Noninterest Income
Trust fees and brokerage	2,303	2,196	—			4,499
Service charges on deposit accounts	766	1,522	—			2,288
Other service charges, commissions and fees	723	1,305	—			2,028
Mortgage banking income	189	69	—			258
Gains on securities transactions, net	74	79	—			153
Increase in cash surrender value of life insurance	798	366	—			1,164
Other operating income (loss)	698	437	—			1,135

Total noninterest income	5,551	5,974	—			11,525

Noninterest Expense
Salaries and benefits	9,249	12,084	—			21,333
Occupancy expenses	1,824	3,402	—			5,226
Data processing	1,236	1,381	—			2,617
Professional & consulting	771	1,054	—			1,825
FDIC assessment	36	190	—			226
Amortization of core deposit premiums	—	—	1,253	(p	)	1,253
Other expenses	4,768	4,343	—			9,111

Total noninterest expenses	17,884	22,454	1,253			41,591

Income before income taxes	8,216	7,824	(1,661)			17,701
Income tax expense	1,527	1,004	349	(r	)	2,880

Net income	$6,689	$6,820	$1,312			$14,821

Earnings per common share, basic	$2.49	$1.80				$2.81

Earnings per common share, diluted	$2.49	$1.80				$2.81

Weighted average shares outstanding – Basic	2,686,866	3,783,322	2,578,567	(s	)	5,265,433
Weighted average shares outstanding – Diluted	2,689,977	3,790,718	2,578,567	(s	)	5,268,544

NOTE A—BASIS OF PRESENTATION

On September 30, 2020, Virginia National entered into the merger agreement with Fauquier. The merger agreement provides that at the effective time of the merger, each outstanding share of common stock of Fauquier will be converted into the right to receive 0.675 shares of Virginia National common stock.

The unaudited pro forma condensed combined financial information of Virginia National’s financial condition and results of operations, including per share data, are presented after giving effect to the merger. The pro forma financial information assumes that the merger with Fauquier was consummated on January 1, 2019 for purposes of the unaudited pro forma condensed combined statements of income and on September 30, 2020 for purposes of the unaudited pro forma condensed combined balance sheet and gives effect to the merger, for purposes of the unaudited pro forma condensed combined statement of income, as if it had been effective during the entire period presented.

The merger will be accounted for using the acquisition method of accounting; accordingly, the difference between the purchase price over the estimated fair value of the assets acquired (including identifiable intangible assets) and liabilities assumed will be recorded as goodwill, or the difference between the estimated fair value of the assets acquired and liabilities assumed over the purchase price will be recorded as a bargain purchase.

The pro forma financial information includes estimated adjustments to record the assets and liabilities of Fauquier at their respective fair values and represents management’s estimates based on available information. The pro forma adjustments included herein may be revised as additional information becomes available and as additional analysis is performed. The final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of Fauquier’s tangible, and identifiable intangible, assets and liabilities as of the effective time of the merger.

NOTE B—PRO FORMA ADJUSTMENTS

The following pro forma adjustments have been reflected in the unaudited pro forma condensed combined financial information. All adjustments are based on current valuations, estimates, and assumptions. In conjunction with the merger, Virginia National will engage an independent third-party valuation firm to determine the fair value of certain assets acquired and liabilities assumed, which could significantly change the amount of the estimated fair values used in pro forma financial information presented.

(a)	Estimated fair value adjustment consists of a $19.9 million credit mark, offset by a $224 thousand liquidity adjustment, applied to Fauquier’s loans.

The credit mark represents 3.1% of Fauquier’s gross loans. Upon closing, an independent valuation will be conducted and the resulting adjustment amortized or accreted using the level yield method. This amount is an estimate of the contractual principal cash flows not expected to be collected over the estimated lives of these loans.

The liquidity mark consists of a $1.9 million discount on the purchased credit impaired loans and a $2.1 million premium on the non-purchased credit impaired loans. The liquidity portion reflects the fair value based upon current interest rates for similar loans. It will be later confirmed by an outside valuation firm. This net adjustment will be amortized as an offset to interest income over the estimated lives of these loans. Estimated amortization in the pro forma financial statements was determined using a level yield method.

(b)

Elimination of Fauquier’s allowance for loan losses. Purchased loans acquired in a business combination are recorded at fair value and the recorded allowance for loan losses of the acquired company is eliminated.

(c)	Estimated fair value adjustment of Fauquier’s premises and equipment. Fair value adjustment for acquired leases is considered to be immaterial at this time.

(d)	Estimated fair value adjustment on other real estate owned (“OREO”), which represents a mark of 20.1% on Fauquier’s outstanding OREO balance.

(e)

Estimate of the fair value of the core deposit intangible asset. This will be amortized over seven years using the sum of years digits method. This estimate represents a 0.75% premium on Fauquier’s core deposits based on current market data for similar transactions.

(f)	Estimated deferred tax asset related to acquisition accounting adjustments.

(g)

Estimated fair value adjustment on time deposits at current market rates and spreads for similar products. This adjustment will be accreted into income over the estimated lives of the deposits. Estimated accretion was computed using the straight-line method.

(h)

Estimated fair value adjustment of long-term borrowings at current interest rates for similar borrowings. This adjustment will be accreted into income over the estimated life of the borrowings. Estimated accretion was determined using the straight-line method.

(i)

Estimated fair value adjustment of subordinated debt at current interest rates for similar borrowings. This adjustment will be amortized into income over the estimated life of the debt. Estimated amortization was determined using the straight-line method.

(j)

Elimination of Fauquier’s stockholders’ equity as part of the purchase accounting adjustments representing the conversion of all outstanding Fauquier common shares into Virginia National common shares at a ratio of 0.675 Virginia National shares for each share of Fauquier.

(k)	Represents the net discount accretion on acquired loans over their expected life using the level yield method.

(l)	Represents the accretion of the fair value adjustment to deposits over their expected life using the straight-line method.

(m)	Represents the accretion of the fair value adjustment to long-term borrowings over their expected life using the straight-line method.

(n)	Represents the amortization of the fair value adjustment to subordinated debt over its expected life using the straight-line method.

(o)	Bargain purchase gain generated as a result of the fair value of net assets acquired exceeding the total purchase price. (See Note C).

(p)	Represents amortization of core deposit premium (see Note D). Premium will be amortized over seven years using the sum-of-years digits method.

(q)	Represents merger related costs incurred through September 30, 2020.

(r)	Represents income tax expense estimated at 21%.

(s)	Weighted average basic and diluted shares outstanding were adjusted to effect the transaction.

NOTE C—PRO FORMA ALLOCATION OF PURCHASE PRICE

The following table shows the pro forma allocation of the preliminary consideration paid using the closing price of Virginia National common stock of $25.00 on November 10, 2020 for Fauquier’s common stock to the acquired identifiable assets and liabilities assumed and the pro forma goodwill (bargain purchase) generated from the transaction (unaudited, dollars in thousands):

Purchase Price:
Fair value of consideration for common stock		$64,036
Fair value of consideration for restricted stock units		428

Total pro forma purchase price		$64,464
Fair value of assets acquired:
Cash and cash equivalents	$73,673
Total securities	86,425
Net loans	618,688
Premises and equipment, net	17,225
OREO	1,084
Core deposit intangible, net	5,010
Other assets	32,243

Total assets	$834,348
Total deposits	740,307
Total debt	17,257
Other liabilities	11,492

Total liabilities	$769,056
Net assets acquired		$65,292

Preliminary pro forma goodwill (bargain purchase gain)		$(828)

The following table depicts the sensitivity of the purchase price and resulting goodwill or bargain purchase to changes in the price of Virginia National’s common stock based on the closing price of $25.00 per share on November 10, 2020:

Share Price Sensitivity (unaudited, dollars in thousands)
	Purchase Price	Estimated Goodwill/ (Bargain Purchase Gain)
Up 20%	$77,357	$12,065
Up 10%	$70,911	$5,619
As presented in proforma	$64,464	$(828)
Down 10%	$58,018	$(7,274)
Down 20%	$51,571	$(13,721)

NOTE D—ESTIMATED AMORTIZATION/ACCRETION OF ACQUISITION ACCOUNTING ADJUSTMENTS

The following table sets forth an estimate of the expected effects of the estimated aggregate acquisition accounting adjustments reflected in the pro forma combined financial statements on the future pre-tax net income of Virginia National after the merger with Fauquier (unaudited, dollars in thousands):

	Discount Accretion (Premium Amortization)
	For the Years Ended December 31,
	2021	2022	2023		2024		2025		Thereafter	Total
Loans	$1,633	$2,430	$1,739	$	1,024	$	629	$	1,169	$8,624
Core Deposit Intangible	(939)	(1,118)	(939)		(760)		(582)		(672)	(5,010)
Other Fair Value Adjustments	602	172	172		82		(4)		(47)	977

The actual effect of purchase accounting adjustments on the future pre-tax income of Virginia National will differ from these estimates based on the closing date estimates of fair values and the use of different amortization methods than assumed above.

NOTE E—ESTIMATED COST SAVINGS

Estimated cost savings, expected to approximate 31.0% of Fauquier’s annualized pre-tax noninterest expenses, are excluded from the pro forma analysis. Cost savings are estimated to be realized at 60% in the year of the merger and 100% by the end of the year following the year of merger; however, the timing of cost savings realization may be impacted by the COVID-19 pandemic.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table shows per common share data regarding basic and diluted net income, book value and cash dividends per share for (1) Virginia National and Fauquier on a historical basis, (2) Virginia National after giving effect to the merger and (3) Fauquier on a pro forma equivalent basis. The pro forma basic and diluted net income per share information was computed as if the merger had been completed on January 1, 2019. The pro forma book value per share information was computed as if the merger had been completed on September 30, 2020.

The Fauquier pro forma equivalent per share amounts are calculated by multiplying the pro forma combined per share amounts by the exchange ratio of 0.675 for the merger consideration so that the per share amounts equate to the respective values for one share of Fauquier common stock.

The following pro forma information has been derived from and should be read in conjunction with Virginia National’s consolidated financial statements and Fauquier’s consolidated financial statements for the year ended December 31, 2019 and the nine-month period ended September 30, 2020, included elsewhere in this joint proxy statement/prospectus. This information is presented for illustrative purposes only. You should not place undue reliance on the pro forma combined or pro forma equivalent amounts as they are not necessarily indicative of the net income per share, book value per share, operating results or financial position that would have occurred if the merger had been completed as of the dates indicated, nor are they necessarily indicative of the future net income per share, book value per share, operating results or financial position of the combined company. The pro forma information, although helpful in illustrating the financial characteristics of Virginia National as the surviving company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. The information below should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Information” section beginning on page [•] and the historical financial information and the notes thereto for Virginia National and Fauquier, included elsewhere in this joint proxy statement/prospectus.

	As of and for the nine months ended September 30, 2020	As of and for the year ended December 31, 2019
Virginia National Historical
Net income per common share (basic and diluted)	$1.98	$2.49
Book value per common share (basic and diluted)	29.64	28.27
Cash dividends declared per share	0.90	1.20
Fauquier Historical
Net income per common share (basic and diluted)	$1.19	$1.80
Book value per common share (basic and diluted)	19.03	17.74
Cash dividends declared per share	0.375	0.485
Pro Forma Combined
Net income per common share (basic and diluted)	$2.10	$2.81
Book value per common share (basic and diluted)	27.54	26.72
Cash dividends declared per share	0.90	1.20
Pro Forma Fauquier Equivalent
Net income per common share (basic and diluted)	$1.42	$1.90
Book value per common share (basic and diluted)	18.59	18.03
Cash dividends declared per share	0.61	0.81

COMPARATIVE MARKET PRICES OF COMMON STOCK

Virginia National common stock is quoted on the OTC Markets Group’s OTCQX marketplace under the symbol “VABK.” As of [●], 20[●], there were [●] shares of Virginia National common stock outstanding held by [●] holders of record. The closing price of Virginia National common stock on or before September 30, 2020, the last trading day before the public announcement of the signing of the merger agreement, and [●], 20[●], the latest practicable date before the date of this joint proxy statement/prospectus, was $24.10 and $[●], respectively.

Virginia National has agreed to use its commercially reasonable efforts to cause its common stock, including the shares to be issued in connection with the merger, to be approved for listing on a national exchange. Virginia National intends to apply to list its common stock on a national stock exchange under the trading symbol “VABK” in connection with the merger. Virginia National will be required to meet the initial listing requirements of such exchange to be listed. Virginia National may not be able to meet those initial requirements, and even if Virginia National’s common stock is so listed, Virginia National may be unable to maintain the listing of its common stock in the future. There can be no assurance that a liquid trading market for Virginia National’s common stock will develop or be sustained after the merger.

Fauquier common stock is listed on The Nasdaq Capital Market under the symbol “FBSS.” As of [●], 20[●], there were [●] shares of Fauquier common stock outstanding held by [●] holders of record. The closing price of Fauquier common stock on September 30, 2020, the last trading day before the public announcement of the signing of the merger agreement, and on [●], 20[●], the latest practicable date before the date of this joint proxy statement/prospectus, was $15.05 and $[●], respectively. After the completion of the merger, there will be no further trading in Fauquier common stock.

The following table sets forth the closing prices per share of Virginia National common stock as reported on the OTC Markets Group’s OTCQX marketplace on September 30, 2020, the last trading day before Virginia National and Fauquier announced the signing of the merger agreement, and [●], 20[●], the last trading day before the date of this joint proxy statement/prospectus, respectively. The table also sets forth the closing prices per share of Fauquier common stock on The Nasdaq Capital Market on September 30, 2020 and [●], 20[●], respectively. The following table also includes the equivalent price per share of Fauquier common stock on those dates. The equivalent per share price reflects the value on each date of the Virginia National common stock that would have been received by Fauquier shareholders with respect to each share of Fauquier common stock converted into the right to receive the merger consideration, if the merger had been completed on those dates, based on the exchange ratio of 0.675 and the closing prices of Virginia National common stock.

	Virginia National Common Stock		Fauquier Common Stock		Equivalent Market Value per Share of Fauquier Common Stock
September 30, 2020	$24.10		$15.05		$16.27
[●], 20[●]	[	●]	[	●]	[	●]

The market quotations for Virginia National’s common stock reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The market value for Virginia National common stock will fluctuate between the time the merger agreement was executed, the date of this joint proxy statement/prospectus, the date of the shareholder meetings and the completion of the merger. No assurance can be given concerning the market price of Virginia National common stock before or after the completion of the merger. Changes in the market price of Virginia National common stock prior to the completion of the merger may affect the market value of the merger consideration that Fauquier shareholders will receive. Because the exchange ratio is fixed, however, the number of shares that Fauquier shareholders receive in the merger will not change. You are advised to obtain current market quotations for Virginia National common stock and Fauquier common stock prior to voting your shares.

RISK FACTORS

The merger, including the issuance of Virginia National common stock and the other transactions contemplated by the merger agreement, involves significant risks. Virginia National shareholders and Fauquier shareholders should carefully read and consider the following factors in deciding whether to vote for the merger proposals.

Risks Related to the Merger

Because the market price of Virginia National common stock will fluctuate, Fauquier shareholders cannot be certain of the market value of the merger consideration that they will receive.

Upon completion of the merger, each share of Fauquier common stock will be converted into the right to receive the merger consideration. The exchange ratio of 0.675 shares of Virginia National common stock for each share of Fauquier common stock is fixed and will not be adjusted to reflect changes in the market price of either the shares of Virginia National common stock or the shares of Fauquier common stock prior to the closing of the merger. As a result, the market value of the merger consideration received by Fauquier shareholders will vary with the market price of Virginia National common stock. Virginia National’s stock price changes as a result of a variety of other factors in addition to the business and relative prospects of Virginia National, including general market and economic conditions, industry trends, market assessment of the likelihood that the merger will be completed as anticipated or at all, and the regulatory environment. These factors are beyond Virginia National’s control. Therefore, at the time of the Fauquier special meeting, holders of Fauquier common stock will not know or be able to calculate the precise market value of the merger consideration they may receive upon completion of the merger, which could be significantly less than the current market value of Virginia National common stock. Fauquier shareholders should obtain market quotations for shares of Virginia National common stock and Fauquier common stock before voting their shares of Fauquier common stock at the Fauquier special meeting.

Combining Virginia National and Fauquier may be more difficult, costly or time-consuming than expected.

The success of the merger will depend, in part, on Virginia National’s ability to realize the anticipated benefits and cost savings from combining the businesses of Virginia National and Fauquier. To realize such anticipated benefits and cost savings, Virginia National must successfully combine the businesses of Virginia National and Fauquier in a manner that permits growth opportunities and cost savings to be realized without materially disrupting the existing customer relationships of Fauquier or Virginia National or decreasing revenues due to loss of customers. If Virginia National is not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected.

Virginia National and Fauquier have operated, and, until the completion of the merger, will continue to operate, independently. After the completion of the merger, Virginia National will integrate Fauquier’s business into its own. The integration process in the merger could result in one or more of the following: loss of key employees, disruption of each party’s ongoing business, and inconsistencies in standards, controls, procedures and policies that may adversely affect either party’s ability to maintain relationships with customers and employees or achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Virginia National’s ability to successfully conduct its business in the markets in which Fauquier now operates, which could have an adverse effect on Virginia National’s financial results and the value of its common stock. If Virginia National experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized, fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be disruptions that cause Virginia National and Fauquier to lose customers or cause customers to withdraw their deposits from Virginia National’s or Fauquier’s banking subsidiaries, or other unintended consequences that could have a material adverse effect on Virginia National’s results of operations or financial condition after the merger. These integration matters could have an adverse effect on each of Virginia National and Fauquier during this transition period and for an undetermined period after consummation of the merger.

The COVID-19 pandemic could have a material adverse effect on the merger.

The spread of COVID-19 throughout the United States, and the measures taken by national, state and local governmental authorities in the United States attempting to contain the spread and impact of COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place orders, and limitations on business activity, including closures, are, among other things, restricting economic activity in the United States and the banking markets in which Virginia National and Fauquier operate. These measures have disrupted national and regional supply chains and resulted in declines in asset valuations, increases in unemployment and underemployment levels, declines in liquidity in markets for certain securities, and increases in volatility and periods of disruption in the financial markets, and may continue to have similar effects in the future. It is difficult to predict the impact of the COVID-19 pandemic on the businesses of Virginia National and Fauquier, and there is no guarantee that efforts by Virginia National or Fauquier to address the adverse impacts of the COVID-19 pandemic will be effective. The extent of such impact will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the continued severity of COVID-19 and actions taken to contain COVID-19 or its impact, among others.

The COVID-19 pandemic could delay and adversely affect the completion of the merger. Each of Virginia National and Fauquier may be required to incur additional costs to remedy disruptions caused by the COVID-19 pandemic. Additional time may be required to process Virginia National’s regulatory applications, and the federal bank regulatory agencies may impose additional requirements on Virginia National or Fauquier that must be satisfied prior to completion of the merger. In addition, some economists and major investment banks have expressed concern that the COVID-19 pandemic could lead to a significant economic recession in the United States. Such a recession and other disruptions in economic and financial markets caused by the COVID-19 pandemic may negatively affect financial institutions for an extended period of time. If such conditions or disruptions continue following completion of the merger, the business, results of operation, financial condition, liquidity and prospects of Virginia National as the surviving corporation in the merger may be adversely affected.

Virginia National and Fauquier will incur significant transaction and merger-related integration costs in connection with the merger.

Virginia National and Fauquier expect to incur significant costs associated with completing the merger and integrating the operations of the two companies. Virginia National and Fauquier are continuing to assess the impact of these costs. Although Virginia National and Fauquier believe that the elimination of duplicate costs, as well as the realization of other efficiencies related to the integration of the businesses, will offset incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

Virginia National may not be able to effectively integrate the operations of The Fauquier Bank and Virginia National Bank.

The future operating performance of Virginia National Bank as the continuing bank after the merger will depend, in part, on the success of the bank merger, which is expected to occur as soon as practicable after the merger. The success of the bank merger will, in turn, depend on a number of factors, including Virginia National’s ability to (i) integrate the operations and branches of The Fauquier Bank and Virginia National Bank, (ii) retain the deposits and customers of The Fauquier Bank and Virginia National Bank, (iii) control the incremental increase in noninterest expense arising from the merger in a manner that enables the continuing bank to improve its overall operating efficiencies and (iv) retain and integrate the appropriate personnel of The Fauquier Bank with the operations of Virginia National Bank. The integration of The Fauquier Bank and Virginia National Bank following the bank merger will require the dedication of the time and resources of the banks’ management team and may temporarily distract the management teams’ attention from the day-to-day business of the banks. If Virginia National Bank and The Fauquier Bank are unable to successfully integrate, Virginia National may not be able to realize expected operating efficiencies and eliminate redundant costs.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are burdensome on Virginia National or Fauquier, not presently anticipated or cannot be met.

Before the transactions contemplated by the merger agreement may be completed, various approvals or waivers must be obtained from bank regulatory authorities, including the Federal Reserve, the OCC, and the Virginia Bureau of Financial Institutions. These regulators may impose conditions on the granting of such approvals or request changes to the terms of the merger. Such conditions or changes and the process of obtaining regulatory approvals or waivers could have the effect of delaying completion of the merger or of imposing additional costs or limitations on Virginia National following the merger. The regulatory approvals or waivers may not be received at all, may not be received in a timely fashion or may contain conditions on the completion of the merger that are burdensome on Virginia National or Fauquier, not anticipated or cannot be met. If the necessary governmental approvals or waivers contain such conditions, the business, financial condition and results of operations of Virginia National following the merger may be materially adversely affected. If the consummation of the merger is delayed, including by a delay in receipt of necessary regulatory approvals or waivers, the business, financial condition and results of operations of Virginia National and Fauquier may be materially adversely affected.

Failure of the merger to be completed, the termination of the merger agreement, or a significant delay in completing the merger could negatively impact Virginia National and Fauquier.

The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. These conditions to the consummation of the merger may not be fulfilled and, accordingly, the merger may not be completed. In addition, if the merger is not completed by September 30, 2021, either Virginia National or Fauquier may terminate the merger agreement at any time after that date if the failure of the effective time to occur on or before that date is not caused by any breach of the merger agreement by the party electing to terminate the merger agreement.

Any delay in completion of the merger may have a material adverse effect on Virginia National’s and Fauquier’s business during the pendency of the merger, and on Virginia National’s business and results of operations following the merger, due to potential diversion of management attention from other opportunities, constraints contained in the merger agreement on Fauquier’s and Virginia National’s respective businesses during the pendency of the merger, the incurrence of additional merger-related expenses, and negative reactions by markets and customers. If the merger is not completed, the ongoing business, financial condition and results of operations of each party may be materially adversely affected and the market price of each party’s common stock may decline significantly, particularly to the extent that the current market price reflects a market assumption that the merger will be completed.

In addition, Virginia National’s or Fauquier’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. If the merger agreement is terminated and a party’s board of directors seeks another merger or business combination, such party’s shareholders cannot be certain that such party will be able to find another company willing to engage in a merger or business combination on more attractive terms than the merger.

The fairness opinions received by Virginia National and Fauquier in connection with the merger have not been, and are not expected to be, updated to reflect changes in circumstances between the dates of the opinions and the completion of the merger.

The fairness opinions rendered by Performance Trust, financial advisor to Virginia National, on September 30, 2020 and by Piper Sandler, financial advisor to Fauquier, on September 28, 2020, were based upon information available as of that date. Neither opinion reflects changes that may occur or may have occurred after the date on which each respective opinion was delivered, including changes to the operations and prospects of Virginia National or Fauquier, changes in general market and economic conditions, or other changes. Any such changes may alter the relative value of Virginia National or Fauquier or the prices of shares of Virginia National common stock or Fauquier common stock by the time the merger is completed. The opinions do not speak as of the date the merger will be completed or as of any date other than the date of such opinions. For a description of the opinion that the Virginia National Board received from Virginia National’s financial advisor, please see “The Merger – Opinion of Virginia National’s Financial Advisor” beginning on page [●]. For a description of the opinion that the Fauquier Board received from Fauquier’s financial advisor, please see “The Merger – Opinion of Fauquier’s Financial Advisor” beginning on page [●].

Certain of Virginia National’s and Fauquier’s directors and executive officers have interests in the merger that differ from the interests of Virginia National’s and Fauquier’s other shareholders.

Virginia National and Fauquier shareholders should be aware that certain of Virginia National’s and Fauquier’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Virginia National and Fauquier shareholders generally. Among other things, each non-employee director of Virginia National owns unvested shares of restricted stock of Virginia National that will vest if the director ceases to serve on the Virginia National Board within one year following the merger, and certain of Virginia National’s executive officers are parties to management continuity agreements that provide for cash severance payments if the officer’s employment is involuntarily terminated without cause or voluntarily terminated for good reason within two years following the merger. In addition, six of Fauquier’s directors will be appointed to serve on the Virginia National Board and Virginia National Bank board, certain of Fauquier’s executive officers are expected to continue with Virginia National following completion of the merger, certain of Fauquier’s executive officers are expected to receive cash severance payments related to change in control provisions in existing agreements with Fauquier, certain of Fauquier’s executive officers hold restricted stock awards or restricted stock units that will vest on an accelerated basis in connection with the merger, certain of Fauquier’s directors hold shares of Fauquier common stock for which transfer restrictions will lapse at the effective time of the merger, and Marc J. Bogan, Fauquier’s president and chief executive officer, has entered into an employment agreement with Virginia National that will be effective at the closing of the merger. Each of the Virginia National Board and Fauquier Board was fully informed of these interests and thoroughly considered these interests, among other matters, when making its decision to approve the merger agreement and recommend that its shareholders vote in favor of approving the respective merger proposal. For a more complete description of these interests, see “The Merger – Interests of Virginia National Directors and Executive Officers in the Merger” beginning on page [●] and “The Merger – Interests of Fauquier Directors and Executive Officers in the Merger” beginning on page [●].

The merger agreement limits the ability of Virginia National and Fauquier to pursue alternatives to the merger and might discourage competing offers for a higher price or premium.

The merger agreement contains “no-shop” provisions that, subject to limited exceptions, limit the ability of each of Virginia National and Fauquier to discuss, solicit, facilitate or commit to competing third-party proposals to acquire all or a significant part of Virginia National or Fauquier. In addition, under certain circumstances, if the merger agreement is terminated and either party, subject to certain restrictions, consummates a similar transaction other than the merger, that party must pay the other party a termination fee of $2.5 million.

Each of the members of the Virginia National Board and the Fauquier Board, in his or her capacity as a shareholder of Virginia National or Fauquier, respectively, entered into an affiliate agreement and agreed to vote the shares of Virginia National common stock and Fauquier common stock, as applicable, over which he or she has the sole right and power to vote or direct disposition in favor of the Virginia National merger proposal, in the case of Virginia National, and in favor of the Fauquier merger proposal, in the case of Fauquier, and in each case against alternative transactions. As of the close of business on [●], 2020, the record date for the Virginia National special meeting and the Fauquier special meeting, shares constituting [●]% of Virginia National common stock and [●]% of the Fauquier common stock are subject to the affiliate agreements.

Litigation against Virginia National or Fauquier, or the members of the Virginia National Board or Fauquier Board, could prevent or delay the completion of the merger.

Purported shareholder plaintiffs may assert legal claims related to the merger. The results of any such potential legal proceeding would be difficult to predict and such legal proceedings could delay or prevent the merger from being completed in a timely manner. The existence of litigation related to the merger could affect the likelihood of obtaining the required approval from Virginia National’s and Fauquier’s shareholders. Moreover, any litigation could be time consuming and expensive, and could divert attention of Virginia National’s and Fauquier’s respective management teams away from their companies’ regular business. Any lawsuit adversely resolved against Virginia National, Fauquier or members of the Virginia National Board or Fauquier Board, could have a material adverse effect on each party’s business, financial condition and results of operations.

One of the conditions to the consummation of the merger is the absence of any order, decree or injunction (whether temporary, preliminary or permanent) or other action taken by any court of competent jurisdiction that enjoins, prohibits or makes illegal the consummation of the merger. Consequently, if a settlement or other resolution is not reached in any lawsuit that is filed and a claimant secures injunctive or other relief that enjoins, prohibits or makes illegal the completion of the merger, then such injunctive or other relief may prevent the merger from being completed in a timely manner or at all.

Virginia National and Fauquier will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers, suppliers and vendors may have an adverse effect on Virginia National and Fauquier. These uncertainties may impair Virginia National’s and Fauquier’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Virginia National and Fauquier to seek to change existing business relationships with Virginia National and Fauquier. Retention of certain employees by Virginia National and Fauquier may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with Virginia National or Fauquier following the merger. Additionally, these uncertainties could cause customers to seek to change existing business relationships with Virginia National or Fauquier or fail to extend an existing relationship with Virginia National or Fauquier. Further, competitors may target each party’s existing customers by highlighting potential uncertainties and integration difficulties that may result from the merger. In addition, subject to certain exceptions, Virginia National and Fauquier have each agreed to operate its business in the ordinary course prior to closing and refrain from taking certain specified actions until the merger occurs, which may prevent Virginia National or Fauquier from pursuing attractive business opportunities that may arise prior to completion of the merger. See “The Merger Agreement – Covenants and Agreements” beginning on page [●] for a description of the restrictive covenants applicable to Virginia National and Fauquier.

If the merger is completed, Virginia National and Fauquier shareholders will have less influence on the management and policies of Virginia National following the merger than they had on Virginia National and Fauquier, respectively, prior to the merger.

After the merger is complete, it is anticipated that approximately 48.6% of the shares of Virginia National common stock will be held by former shareholders of Fauquier. In addition, upon consummation of the merger, Virginia National will have 13 directors, six of whom will be former directors of Fauquier. Consequently, shareholders of Virginia National and Fauquier will have less influence on the management and policies of Virginia National after the merger than they now have on the management and policies of Virginia National and Fauquier, respectively.

The merger may distract management of Virginia National and Fauquier from their other responsibilities.

The merger could cause the respective management teams of Virginia National and Fauquier to focus their time and energies on matters related to the transaction that otherwise would be directed to their business and operations. Any such distraction on the part of either company’s management could affect its ability to service existing business and develop new business and adversely affect the business and earnings of Virginia National or Fauquier before the merger, or the business and earnings of Virginia National after the merger.

Risks Related to Virginia National’s Business

The ongoing COVID-19 pandemic and measures intended to prevent its spread may adversely affect Virginia National’s business, financial condition and operations; the extent of such impacts are highly uncertain and difficult to predict.

Global health and economic concerns relating to the COVID-19 pandemic and government actions taken to reduce the spread of the virus have had a material adverse impact on the macroeconomic environment, and the outbreak has significantly increased economic uncertainty. The pandemic has resulted in federal, state and local authorities, including those who govern the markets in which Virginia National operates, implementing numerous measures to try to contain the virus. These measures, including shelter in place orders and business limitations and shutdowns, have significantly contributed to rising unemployment and negatively impacted consumer and business spending.

The COVID-19 pandemic has adversely impacted and is likely to continue to adversely impact Virginia National’s workforce and operations and the operations of its customers and business partners. In particular, Virginia National may experience adverse effects due to a number of operational factors impacting it or its customers or business partners, including but not limited to: (i) loan losses resulting from financial stress experienced by Virginia National’s borrowers, especially those operating in industries hardest hit by government measures to contain the spread of the virus; (ii) collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase; (iii) as a result of the decline in the Federal Reserve’s target federal funds rate, the yield on Virginia National’s assets may decline to a greater extent than the decline in its cost of interest-bearing liabilities, reducing net interest margin and spread, and reducing net income; (iv) operational failures, disruptions or inefficiencies due to changes in Virginia National’s normal business practices necessitated by its internal measures to protect employees and government-mandated measures intended to slow the spread of the virus; (v) possible business disruptions experienced by Virginia National’s vendors and business partners in carrying out work that supports its operations; (vi) decreased demand for Virginia National’s products and services due to economic uncertainty, volatile market conditions and temporary business closures; (vii) potential financial liability, loan losses, litigation costs or reputational damage resulting from Virginia National’s origination of loans as a participating lender in the Paycheck Protection Program (the “PPP”) as administered through the U.S. Small Business Administration (the “SBA”); and (viii) heightened levels of cyber and payment fraud, as cyber criminals try to take advantage of the disruption and increased online activity brought about by the pandemic.

The extent to which the pandemic impacts Virginia National’s business, liquidity, financial condition and operations will depend on future developments, which are highly uncertain and are difficult to predict, including, but not limited to, its duration and severity, the actions to contain it or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. In addition, the rapidly changing and unprecedented nature of COVID-19 heightens the inherent uncertainty of forecasting future economic conditions and their impact on Virginia National’s loan portfolio, thereby increasing the risk that the assumptions, judgments and estimates used to determine the allowance for loan losses and other estimates are incorrect. Further, Virginia National’s loan deferral program could delay or make it difficult to identify the extent of asset quality deterioration during the deferral period. As a result of these and other conditions, the ultimate impact of the pandemic is highly uncertain and subject to change, and Virginia National cannot predict the full extent of the impacts on its business, its operations or the global economy as a whole. To the extent any of the foregoing risks or other factors that develop as a result of COVID-19 materialize, it could exacerbate the other risk factors discussed in this joint proxy statement/prospectus, or otherwise and materially and adversely affect Virginia National’s business, liquidity, financial condition and results of operations.

Virginia National’s credit standards and its on-going credit assessment processes might not protect it from significant credit losses.

Virginia National assumes credit risk by virtue of making loans and extending loan commitments and letters of credit. Virginia National manages credit risk through a program of underwriting standards, the review of certain credit decisions and a continuous quality assessment process of credit already extended. Virginia National’s exposure to credit risk is managed through the use of consistent underwriting standards that emphasize local lending while avoiding highly leveraged transactions, as well as excessive industry and other concentrations. Virginia National’s credit administration function employs risk management techniques to help ensure that problem loans and leases are promptly identified. While these procedures are designed to provide Virginia National with the information needed to implement policy adjustments where necessary and to take appropriate corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Virginia National Bank’s allowance for loan losses may be insufficient and any increases in the allowance for loan losses may have a material adverse effect on Virginia National’s financial condition and results of operations.

Virginia National Bank maintains an allowance for loan losses, which is a reserve established through a provision for loan losses charged to expense, that represents Virginia National Bank’s best estimate of probable losses that will be incurred within the existing portfolio of loans. The allowance, in the judgment of management, is necessary to reserve for estimated loan losses and risks inherent in the loan portfolio.

The level of the allowance reflects management’s evaluation of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, delinquency trends, underlying collateral values, the amount of actual losses charged to the reserve in a given period and assessment of present and anticipated economic conditions. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires Virginia National Bank to make significant estimates of current credit risks and future trends, all of which may undergo material changes. The outbreak of COVID-19 and the unprecedented governmental response have made these subjective judgments even more difficult. Although Virginia National Bank believes the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, it cannot precisely predict such losses or be certain that the loan loss allowance will be adequate in the future. Deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside Virginia National Bank’s control, may require an increase in the allowance for loan losses. In addition, bank regulatory agencies and Virginia National Bank’s auditors periodically review its allowance for loan losses and may require an increase in the provision for loan losses or the recognition of further loan charge-offs, based on judgments different than those of management. Further, if charge-offs in future periods exceed the allowance for loan losses, Virginia National Bank will need additional provisions to increase the allowance for loan losses.

Nonperforming assets take significant time to resolve and adversely affect Virginia National’s results of operations and financial condition.

Virginia National’s nonperforming assets adversely affect its net income in various ways. Nonperforming assets, which include nonaccrual loans, were $9 thousand, or less than 0.01% of total assets, as of September 30, 2020. Virginia National had no OREO as of September 30, 2020. When Virginia National receives an asset pledged as collateral through foreclosures and similar proceedings, it is required to record the asset based on the then fair market value of the asset less estimated selling costs. An increased level of nonperforming assets also increases Virginia National’s risk profile and may impact the capital levels regulators believe are appropriate in light of such risks. Virginia National utilizes various techniques such as workouts, restructurings and loan sales to manage problem assets. Increases in, or negative changes in, the value of these problem assets, the underlying collateral, or in the borrowers’ performance or financial condition, could adversely affect Virginia National’s business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and staff, which can be detrimental to the performance of their other responsibilities, including generation of new loans. There can be no assurance that Virginia National will avoid increases in nonperforming loans in the future.

Virginia National’s focus on lending to small to mid-sized community-based businesses may increase its credit risk.

Most of Virginia National’s commercial business and commercial real estate loans are made to small businesses and non-profits. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities and have a heightened vulnerability to economic conditions. If general economic conditions in the market areas in which Virginia National operates negatively impact this important customer sector, Virginia National’s results of operations and financial condition may be adversely affected. Moreover, a portion of these loans have been made by Virginia National in recent years and the borrowers may not have experienced a complete business or economic cycle. Any deterioration of the borrowers’ businesses may hinder their ability to repay their loans with Virginia National, which could have a material adverse effect on its financial condition and results of operations.

Virginia National’s concentration in loans secured by real estate may increase its future credit losses, which would negatively affect Virginia National’s financial results.

Virginia National offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Credit risk and credit losses can increase if its loans are concentrated to borrowers who, as a group, may be uniquely or disproportionately affected by economic or market conditions. As of September 30, 2020, approximately 65.7% of Virginia National’s loans and approximately 83.9% of Fauquier’s loans are secured by real estate, both residential and commercial. A major change in the real estate market in the regions in which Virginia National and Fauquier operate, resulting in a deterioration in real estate values, or in the local or national economy, including changes caused by the COVID-19 pandemic, could adversely affect Virginia National’s or Fauquier’s customers’ ability to pay these loans, which in turn could adversely impact Virginia National or Fauquier. Risk of loan defaults and foreclosures are inherent in the banking industry, and Virginia National tries to limit its exposure to this risk by carefully underwriting and monitoring its extensions of credit. Virginia National cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

Virginia National has a moderate concentration of credit exposure in commercial real estate and loans with this type of collateral are viewed as having more risk of default.

As of September 30, 2020, Virginia National had approximately $188.9 million in loans secured by commercial real estate under the Federal Deposit Insurance Corporation (“FDIC”) Call Report instructions and definitions, which represented approximately 29.7% of total loans outstanding at that date. Such loans consist of non-owner occupied commercial real estate, construction, land development, multi-family and other land loans. As of September 30, 2020, Fauquier had approximately $176.3 million in loans secured by commercial real estate, representing approximately 27.6% of total loans outstanding at that date (note that the $199.8 million of commercial real estate loans reported in Fauquier’s consolidated financial statements for the nine-month period ended September 30, 2020 includes owner-occupied commercial real estate and excludes multi-family, 1-4 family construction and all other construction). These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. It may be more difficult for commercial real estate borrowers to repay their loans in a timely manner, as commercial real estate borrowers’ abilities to repay their loans frequently depends on the successful rental of their properties. Cash flows may be affected significantly by general economic conditions, and a sustained downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because Virginia National’s loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in its percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on Virginia National’s financial condition. Virginia National’s banking regulators generally give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on Virginia National’s results of operations.

A portion of Virginia National’s loan portfolio consists of construction and land development loans, and a decline in real estate values and economic conditions would adversely affect the value of the collateral securing the loans and have an adverse effect on Virginia National’s financial condition.

At September 30, 2020, approximately 2.2% of Virginia National’s loan portfolio, or $23.8 million, and approximately 11.4% of Fauquier’s loan portfolio, or $72.5 million, consisted of construction and land development loans. Construction financing typically involves a higher degree of credit risk than financing on improved, owner-occupied real estate and improved, income producing real estate. Risk of loss on a construction or land development loan is largely dependent upon the accuracy of the initial estimate of the property’s value at completion of construction or development, the marketability of the property, and the bid price and estimated cost (including interest) of construction or development. If the estimate of construction or development costs proves to be inaccurate, Virginia National may be required to advance funds beyond the amount originally committed to permit completion of the project. If the estimate of the value proves to be inaccurate, it may be confronted, at or prior to the maturity of the loan, with a project whose value is insufficient to assure full repayment. When lending to builders and developers, the cost breakdown of construction or development is provided by the builder or developer. Although Virginia National’s underwriting criteria are designed to evaluate and minimize the risks of each construction or land development loan, there can be no guarantee that these practices will have safeguarded against material delinquencies and losses to Virginia National’s operations. In addition, construction and land development loans are dependent on the successful completion of the projects they finance. Loans secured by vacant or unimproved land are generally riskier than loans secured by improved property. These loans are more susceptible to adverse conditions in the real estate market and local economy.

Virginia National’s results of operations are significantly affected by the ability of borrowers to repay their loans.

A significant source of risk for Virginia National is the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most of Virginia National’s loans are secured but some loans are unsecured. With respect to the secured loans, the collateral securing the repayment of these loans may be insufficient to cover the obligations owed under such loans. Collateral values may be adversely affected by changes in economic, environmental and other conditions, including the impacts of the COVID-19 pandemic, declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, terrorist activity, environmental contamination and other external events. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards may create the impression that a loan is adequately collateralized when it is not. Virginia National has adopted underwriting and credit monitoring procedures and policies, including regular reviews of appraisals and borrower financial statements, that management believes are appropriate to mitigate the risk of loss. An increase in nonperforming loans could result in a net loss of earnings from these loans, an increase in the provision for loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on Virginia National’s financial condition and results of operations.

Changes in economic conditions, especially in the areas in which Virginia National conducts operations, could materially and negatively affect its business.

Virginia National’s business is directly impacted by economic conditions, legislative and regulatory changes, changes in government monetary and fiscal policies, and inflation, all of which are beyond its control. A deterioration in economic conditions, whether caused by global, national or local concerns (including the COVID-19 pandemic), especially within Virginia National’s market area, could result in the following potentially material consequences: loan delinquencies increasing; problem assets and foreclosures increasing; demand for products and services decreasing; low cost or noninterest bearing deposits decreasing; and collateral for loans, especially real estate, declining in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral associated with existing loans. A continued economic downturn could result in losses that materially and adversely affect Virginia National’s business.

Virginia National may be adversely impacted by changes in market conditions.

Virginia National is directly and indirectly affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. As a financial institution, market risk is inherent in the financial instruments associated with Virginia National’s operations and activities, including loans, deposits, securities, and short-term borrowings. A few of the market conditions that may shift from time to time, thereby exposing Virginia National to market risk, include fluctuations in interest rates, equity and futures prices, and price deterioration or changes in value due to changes in market perception or actual credit quality of issuers. Virginia National’s investment securities portfolio, in particular, may be impacted by market conditions beyond its control, including rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and inactivity or instability in the credit markets. Any changes in these conditions, in current accounting principles or interpretations of these principles could impact Virginia National’s assessment of fair value and thus the determination of other-than-temporary impairment of the securities in the investment securities portfolio, which could adversely affect Virginia National’s earnings and capital ratios.

Asset values also directly impact revenues in Virginia National’s wealth management businesses. Virginia National receives asset-based management fees based on the value of clients’ portfolios or investments in funds managed by Virginia National and, in some cases, Virginia National may also receive performance fees based on increases in the value of such investments. Declines in asset values can reduce the value of clients’ portfolios or fund assets, which in turn can result in lower fees earned for managing such assets.

Virginia National’s business is subject to interest rate risk, and variations in interest rates and inadequate management of interest rate risk may negatively affect financial performance.

Changes in the interest rate environment may reduce Virginia National’s profits. It is expected that Virginia National will continue to realize income from the differential or “spread” between the interest earned on loans, securities, and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and the current interest rate environment encourages extreme competition for new loan originations from qualified borrowers. Virginia National’s management cannot ensure that it can minimize interest rate risk. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, Virginia National’s net interest income, and therefore earnings, could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. Accordingly, changes in levels of market interest rates could materially and adversely affect the net interest spread, asset quality, loan origination volume and Virginia National’s overall profitability.

Following the COVID-19 outbreak, market interest rates have declined significantly. These reductions in interest rates may adversely affect Virginia National’s financial condition and results of operations.

Virginia National’s liquidity needs could adversely affect results of operations and financial condition.

Virginia National’s primary sources of funds are deposits and loan repayments. While scheduled loan repayments are a relatively stable source of funds, they are subject to the ability of borrowers to repay the loans. The ability of borrowers to repay loans can be adversely affected by a number of factors, including, but not limited to, changes in economic conditions, adverse trends or events affecting business industry groups, reductions in real estate values or markets, availability of, and/or access to, sources of refinancing, business closings or lay-offs, pandemics or endemics, inclement weather, natural disasters and international instability. Additionally, deposit levels may be affected by a number of factors, including, but not limited to, rates paid by competitors, general interest rate levels, regulatory capital requirements, returns available to customers on alternative investments and general economic conditions. Accordingly, Virginia National may be required from time to time to rely on secondary sources of liquidity to meet withdrawal demands or otherwise fund operations. Such sources include Federal Home Loan Bank of Atlanta (“FHLB”) advances, sales of securities and loans, federal funds lines of credit from correspondent banks and borrowings from the Federal Reserve Discount Window, as well as additional out-of-market time deposits and brokered deposits. While Virginia National believes that these sources are currently adequate, there can be no assurance they will be sufficient to meet future liquidity demands, particularly if Virginia National continues to grow and experiences increasing loan demand. Virginia National may be required to slow or discontinue loan growth, capital expenditures or other investments or liquidate assets should such sources not be adequate.

Virginia National may need to raise additional capital in the future and may not be able to do so on acceptable terms, or at all.

Access to sufficient capital is critical in order to enable Virginia National to implement its business plan, support its business, expand its operations and meet applicable capital requirements. The inability to have sufficient capital, whether internally generated through earnings or raised in the capital markets, could adversely impact Virginia National’s ability to support and to grow its operations. If Virginia National grows its operations faster than it generates capital internally, it will need to access the capital markets. Virginia National may not be able to raise additional capital in the form of additional debt or equity on acceptable terms, or at all. Virginia National’s ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, Virginia National’s financial condition and its results of operations. Economic conditions and a loss of confidence in financial institutions may increase Virginia National’s cost of capital and limit access to some sources of capital. Further, if Virginia National needs to raise capital in the future, it may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse impact on Virginia National’s business, financial condition and results of operations.

Virginia National operates in a highly regulated industry and the laws and regulations that govern Virginia National’s operations, corporate governance, executive compensation and financial accounting, or reporting, including changes in them or Virginia National’s failure to comply with them, may adversely affect Virginia National.

Virginia National is subject to extensive regulation and supervision that govern almost all aspects of its operations. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on Virginia National’s business activities, limit the dividends or distributions that it can pay, restrict the ability of institutions to guarantee its debt and impose certain specific accounting requirements that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than GAAP. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs.

Virginia National is currently facing increased regulation and supervision of its industry as a result of the financial crisis in the banking and financial markets. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) instituted major changes to the banking and financial institutions regulatory regimes. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, could affect Virginia National in substantial and unpredictable ways. Such additional regulation and supervision has increased, and may continue to increase, Virginia National’s costs and limit its ability to pursue business opportunities. Further, Virginia National’s failure to comply with these laws and regulations, even if the failure was inadvertent or reflects a difference in interpretation, could subject it to restrictions on its business activities, fines and other penalties, any of which could adversely affect Virginia National’s results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive or otherwise adversely affect Virginia National’s business and financial condition.

Regulations issued by the Consumer Financial Protection Bureau (the “CFPB”) could adversely impact earnings due to, among other things, increased compliance costs or costs due to noncompliance.

The CFPB has broad rulemaking authority to administer and carry out the provisions of the Dodd-Frank Act with respect to financial institutions that offer covered financial products and services to consumers. The CFPB has also been directed to write rules identifying practices or acts that are unfair, deceptive or abusive in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. For example, the CFPB issued a final rule, effective January 10, 2014, requiring mortgage lenders to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms, or to originate “qualified mortgages” that meet specific requirements with respect to terms, pricing and fees. The rule also contains additional disclosure requirements at mortgage loan origination and in monthly statements. The requirements under the CFPB’s regulations and policies could limit Virginia National’s ability to make certain types of loans or loans to certain borrowers, or could make it more expensive and/or time consuming to make these loans, which could adversely impact Virginia National’s profitability.

Virginia National is subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage Virginia National’s reputation and otherwise adversely affect its business.

Virginia National’s business requires the collection and retention of large volumes of customer data, including personally identifiable information (“PII”) in various information systems that Virginia National maintains and in those maintained by third party service providers. Virginia National also maintains important internal company data such as PII about its employees and information relating to its operations. Virginia National is subject to complex and evolving laws and regulations governing the privacy and protection of PII of individuals (including customers, employees and other third-parties). For example, Virginia National’s business is subject to the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”), which, among other things: (i) imposes certain limitations on Virginia National’s ability to share nonpublic PII about its customers with nonaffiliated third parties; (ii) requires that Virginia National provides certain disclosures to customers about its information collection, sharing and security practices and affords customers the right to “opt out” of any information sharing by it with nonaffiliated third parties (with certain exceptions); and (iii) requires that Virginia National develops, implements and maintains a written comprehensive information security program containing appropriate safeguards based on Virginia National’s size and complexity, the nature and scope of its activities, and the sensitivity of customer information it processes, as well as plans for responding to data security breaches. Various federal and state banking regulators and states have also enacted data breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in the event of a security breach. Ensuring that Virginia National’s collection, use, transfer and storage of PII complies with all applicable laws and regulations can increase Virginia National’s costs. Furthermore, Virginia National may not be able to ensure that customers and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused, Virginia National could be exposed to litigation or regulatory sanctions under privacy and data protection laws and regulations. Concerns regarding the effectiveness of Virginia National’s measures to safeguard PII, or even the perception that such measures are inadequate, could cause Virginia National to lose customers or potential customers and thereby reduce its revenues. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws and regulations may subject Virginia National to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage Virginia National’s reputation and otherwise adversely affect its operations, financial condition and results of operations.

Virginia National’s business and earnings are impacted by governmental, fiscal and monetary policy over which it has no control.

Virginia National is affected by domestic monetary policy. The Federal Reserve regulates the supply of money and credit in the United States and its policies determine in large part Virginia National’s cost of funds for lending, investing and capital raising activities and the return it earns on those loans and investments, both of which affect Virginia National’s net interest margin. The actions of the Federal Reserve also can materially affect the value of financial instruments that Virginia National holds, such as loans and debt securities, and also can affect Virginia National’s borrowers, potentially increasing the risk that they may fail to repay their loans. Virginia National’s business and earnings also are affected by the fiscal or other policies that are adopted by various regulatory authorities of the United States. Changes in fiscal or monetary policy are beyond Virginia National’s control and hard to predict.

Changes in accounting standards could impact reported earnings.

The authorities that promulgate accounting standards, including the Financial Accounting Standards Board (“FASB”), the SEC and other regulatory authorities, periodically change the financial accounting and reporting standards that govern the preparation of Virginia National’s consolidated financial statements. These changes are difficult to predict and can materially impact how Virginia National records and reports its financial condition and results of operations. In some cases, Virginia National could be required to apply a new or revised standard retroactively, resulting in the restatement of financial statements for prior periods. Such changes could also require Virginia National to incur additional personnel or technology costs.

Failure to maintain effective systems of internal and disclosure control could have a material adverse effect on Virginia National’s results of operation and financial condition.

Effective internal and disclosure controls are necessary for Virginia National to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. Virginia National Bank is also required to establish and maintain an adequate internal control structure over financial reporting pursuant to regulations of the FDIC. As a public company, Virginia National is required by the Sarbanes-Oxley Act to design and maintain a system of internal control over financial reporting and include management’s assessment regarding internal control over financial reporting. If Virginia National cannot provide reliable financial reports or prevent fraud, its reputation and operating results would be harmed. As part of Virginia National’s ongoing monitoring of internal control, it may discover material weaknesses or significant deficiencies in its internal control that require remediation. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Virginia National’s inability to maintain the operating effectiveness of the controls described above could result in a material misstatement to Virginia National’s financial statements or other disclosures, which could have an adverse effect on its business, financial condition or results of operations. In addition, any failure to maintain effective controls or to timely effect any necessary improvement of Virginia National’s internal and disclosure controls could, among other things, result in losses from fraud or error, harm Virginia National’s reputation or cause investors to lose confidence in its reported financial information, all of which could have a material adverse effect on its results of operation and financial condition.

Virginia National qualifies as a “smaller reporting company,” and the reduced disclosure obligations applicable to smaller reporting companies may make its common stock less attractive to investors.

Virginia National, like Fauquier, is a “smaller reporting company,” as defined in federal securities laws, and will remain a smaller reporting company until the fiscal year following the determination that the market value of its voting and non-voting common shares held by non-affiliates is more than $250 million measured on the last business day of its second fiscal quarter, or its annual revenues are less than $100 million during the most recently completed fiscal year and the market value of its voting and non-voting common shares held by non-affiliates is more than $700 million measured on the last business day of its second fiscal quarter. Smaller reporting companies have reduced disclosure obligations, such as an exemption from providing selected financial data and an ability to provide simplified executive compensation information and only two years of audited financial statements. If some investors find Virginia National’s common stock less attractive because Virginia National may rely on these reduced disclosure obligations, there may be a less active trading market for its common stock and its stock price may be more volatile.

Virginia National faces strong and growing competition from financial services companies and other companies that offer banking and other financial services, which could negatively affect Virginia National’s business.

Virginia National encounters substantial competition from other financial institutions in its market area and competition is increasing. Ultimately, Virginia National may not be able to compete successfully against current and future competitors. Many competitors offer the same banking services that Virginia National offers in its service area. These competitors include national, regional and community banks. Virginia National also faces competition from many other types of financial institutions, including finance companies, mutual and money market fund providers, brokerage firms, insurance companies, credit unions, financial subsidiaries of certain industrial corporations, financial technology companies and mortgage companies. Increased competition may result in reduced business for Virginia National.

Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain loans and deposits, and range and quality of products and services provided, including new technology-driven products and services. If Virginia National is unable to attract and retain banking customers, it may be unable to continue to grow loan and deposit portfolios and its results of operations and financial condition may otherwise be adversely affected.

Virginia National may not be able to successfully manage its long-term growth, which may adversely affect its results of operations and financial condition.

A key aspect of Virginia National’s long-term business strategy is its continued growth and expansion. Virginia National’s ability to continue to grow depends, in part, upon its ability to (i) open new branch offices or acquire existing branches or other financial institutions, (ii) attract deposits to those locations, and (iii) identify attractive loan and investment opportunities.

Virginia National may not be able to successfully implement its growth strategy if it is unable to identify attractive markets, locations or opportunities to expand in the future, or if Virginia National is subject to regulatory restrictions on growth or expansion of its operations. Virginia National’s ability to manage its growth successfully also will depend on whether it can maintain capital levels adequate to support its growth, maintain cost controls and asset quality and successfully integrate any businesses Virginia National acquires into its organization. As Virginia National identifies opportunities to implement its growth strategy by opening new branches or acquiring branches or other banks, it may incur increased personnel, occupancy and other operating expenses. In the case of new branches, Virginia National must absorb those higher expenses while it begins to generate new deposits, and there is a further time lag involved in redeploying new deposits into attractively priced loans and other higher yielding assets.

Virginia National may consider acquiring other businesses or expanding into new product lines that it believes will help it fulfill its strategic objectives. Virginia National expects that other banking and financial companies, some of which have significantly greater resources, will compete with it to acquire financial services businesses. This competition could increase prices for potential acquisitions that Virginia National believes are attractive. Acquisitions may also be subject to various regulatory approvals. If Virginia National fails to receive the appropriate regulatory approvals, it will not be able to consummate acquisitions that it believes are in its best interests.

When Virginia National enters into new markets or new lines of business, its lack of history and familiarity with those markets, clients and lines of business may lead to unexpected challenges or difficulties that inhibit its success. Virginia National’s plans to expand could depress earnings in the short run, even if it efficiently executes a growth strategy leading to long-term financial benefits.

Virginia National depends on the accuracy and completeness of information about clients and counterparties and Virginia National’s financial condition could be adversely affected if it relies on misleading or incorrect information.

In deciding whether to extend credit or to enter into other transactions with clients and counterparties, Virginia National may rely on information furnished to it by or on behalf of clients and counterparties, including financial statements and other financial information, which it does not independently verify. Virginia National also may rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, Virginia National may assume that a client’s audited financial statements conform with GAAP and present fairly, in all material respects, the financial condition, results of operations and cash flows of that client. Virginia National’s financial condition and results of operations could be negatively impacted to the extent it relies on financial statements that do not comply with GAAP or are materially misleading.

Virginia National’s success depends on its management team, and the unexpected loss of any of these personnel could adversely affect operations.

Virginia National’s success is, and is expected to remain, highly dependent on its management team, including current Fauquier officers that will join the management team in connection with the merger. This is particularly true because, as a community bank, Virginia National depends on the management team’s ties to the community and customer relationships to generate business. Virginia National’s growth will continue to place significant demands on management, and the loss of any such person’s services may have an adverse effect upon growth and profitability. If Virginia National fails to retain or continue to recruit qualified employees, growth and profitability could be adversely affected.

The success of Virginia National’s strategy depends on its ability to identify and retain individuals with experience and relationships in its markets.

In order to be successful, Virginia National must identify and retain experienced key management members and sales staff with local expertise and relationships. Competition for qualified personnel is intense and there is a limited number of qualified persons with knowledge of and experience in the community banking and mortgage industry in Virginia National’s chosen geographic market. Even if Virginia National identifies individuals that it believes could assist it in building its franchise, it may be unable to recruit these individuals away from their current employers. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out Virginia National’s strategy is often lengthy. Virginia National’s inability to identify, recruit and retain talented personnel could limit its growth and could materially adversely affect its business, financial condition and results of operations.

Virginia National relies on other companies to provide key components of its business infrastructure.

Third parties provide key components of Virginia National’s business operations such as data processing, recording and monitoring transactions, online banking interfaces and services, internet connections and network access. While Virginia National has selected these third-party vendors carefully, it does not control their actions. Any problem caused by these third parties, including poor performance of services, failure to provide services, disruptions in communication services provided by a vendor and failure to handle current or higher volumes, could adversely affect Virginia National’s ability to deliver products and services to its customers and otherwise conduct its business, and may harm its reputation. Financial or operational difficulties of a third-party vendor could also hurt Virginia National’s operations if those difficulties interfere with the vendor’s ability to serve Virginia National. Replacing these third-party vendors could also create significant delay and expense. Accordingly, use of such third-parties creates an unavoidable inherent risk to Virginia National’s business operations.

The soundness of other financial institutions could adversely affect Virginia National.

Virginia National’s ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. Virginia National has exposure to many different industries and counterparties, and routinely executes transactions with counterparties in the financial industry. As a result, defaults by, or even rumors or questions about, one or more financial services institutions, or the financial services industry generally, have led to market-wide liquidity problems and could lead to losses or defaults by Virginia National or by other institutions. Many of these transactions expose Virginia National to credit risk in the event of default of its counterparty or client. In addition, credit risk may be exacerbated when the collateral held cannot be realized upon or is liquidated at prices insufficient to recover the full amount of the financial instrument exposure due. There is no assurance that any such losses would not materially and adversely affect results of operations.

Virginia National is subject to a variety of operational risks, including reputational risk, legal and compliance risk, and the risk of fraud or theft by employees or outsiders.

Virginia National is exposed to many types of operational risks, including reputational risk, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees, operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or communications systems.

Reputational risk, or the risk to Virginia National’s earnings and capital from negative public opinion, could result from Virginia National’s actual or alleged conduct in any number of activities, including lending practices, corporate governance, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect Virginia National’s ability to attract and keep customers and employees and can expose it to litigation and regulatory action.

Further, if any of Virginia National’s financial, accounting, or other data processing systems fail or have other significant issues, Virginia National could be adversely affected. Virginia National depends on internal systems and outsourced technology to support these data storage and processing operations. Virginia National’s inability to use or access these information systems at critical points in time could unfavorably impact the timeliness and efficiency of Virginia National’s business operations. It could be adversely affected if one of its employees causes a significant operational break-down or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates its operations or systems. Virginia National is also at risk of the impact of natural disasters, terrorism and international hostilities on its systems and from the effects of outages or other failures involving power or communications systems operated by others. Virginia National may also be subject to disruptions of its operating systems arising from events that are wholly or partially beyond its control (for example, computer viruses or electrical or communications outages), which may give rise to disruption of service to customers and to financial loss or liability. In addition, there have been instances where financial institutions have been victims of fraudulent activity in which criminals pose as customers to initiate wire and automated clearinghouse transactions out of customer accounts. Although Virginia National has policies and procedures in place to verify the authenticity of its customers, it cannot guarantee that such policies and procedures will prevent all fraudulent transfers. Such activity can result in financial liability and harm to Virginia National’s reputation. If any of the foregoing risks materialize, it could have a material adverse effect on Virginia National’s business, financial condition and results of operations.

Virginia National may be required to transition from the use of the London Interbank Offered Rate (“LIBOR”) index in the future.

Virginia National has certain variable-rate loans indexed to LIBOR to calculate the loan interest rate. The United Kingdom Financial Conduct Authority, which regulates LIBOR, has announced that the continued availability of the LIBOR on the current basis is not guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become acceptable alternatives to LIBOR, and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based variable-rate loans, as well as LIBOR-based securities, subordinated notes, trust preferred securities, or other securities or financial arrangements. The implementation of a substitute index or indices for the calculation of interest rates under Virginia National’s loan agreements with borrowers or other financial arrangements may cause Virginia National to incur significant expenses in effecting the transition, may result in reduced loan balances if borrowers do not accept the substitute index or indices, and may result in disputes or litigation with customers or other counter-parties over the appropriateness or comparability to LIBOR of the substitute index or indices, any of which could have a material adverse effect on Virginia National’s results of operations.

Virginia National’s operations may be adversely affected by cyber security risks.

In the ordinary course of business, Virginia National collects and stores sensitive data, including proprietary business information and PII related to its customers and employees in systems and on networks. The secure processing, maintenance, and use of this information is critical to operations and Virginia National’s business strategy. Virginia National has invested in accepted technologies, and continually reviews processes and practices that are designed to protect its networks, computers, and data from damage or unauthorized access. Despite these security measures, Virginia National’s computer systems and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. A breach of any kind could compromise systems and the information stored there could be accessed, damaged or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations, and damage to Virginia National’s reputation, which could adversely affect its business and financial condition. Furthermore, as cyber threats continue to evolve and increase, Virginia National may be required to expend significant additional financial and operational resources to modify or enhance its protective measures, or to investigate and remediate any identified information security vulnerabilities.

In addition, multiple major U.S. retailers have experienced data systems incursions reportedly resulting in the thefts of credit and debit card information, online account information and other financial or privileged data. Retailer incursions affect cards issued and deposit accounts maintained by many banks, including Virginia National Bank. Although Virginia National’s systems are not breached in retailer incursions, these events can cause it to reissue a significant number of cards and take other costly steps to avoid significant theft loss to Virginia National and its customers. In some cases, Virginia National may be required to reimburse customers for the losses they incur. Other possible points of intrusion or disruption not within Virginia National’s control include internet service providers, electronic mail portal providers, social media portals, distant-server (cloud) service providers, electronic data security providers, data processing service providers, telecommunications companies, and smart phone manufacturers.

Consumers may increasingly decide not to use banks to complete their financial transactions, which would have a material adverse impact on Virginia National’s financial condition and operations.

Technology and other changes are allowing parties to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on Virginia National’s financial condition and results of operations.

Virginia National’s ability to operate profitably may be dependent on its ability to integrate or introduce various technologies into its operations.

The market for financial services, including banking and consumer finance services, is increasingly affected by advances in technology, including developments in telecommunications, data processing, computers, automation, online banking and tele-banking. Virginia National’s ability to compete successfully in its market may depend on the extent to which it is able to implement or exploit such technological changes. If Virginia National is not able to afford such technologies, properly or timely anticipate or implement such technologies, or effectively train its staff to use such technologies, its business, financial condition or operating results could be adversely affected.

Virginia National relies upon independent appraisals to determine the value of the real estate that secures a significant portion of its loans and the value of any foreclosed properties that may be carried on its books, and the values indicated by such appraisals may not be realizable if it is forced to foreclose upon such loans or liquidate such foreclosed property.

As indicated above, a significant portion of Virginia National’s loan portfolio consists of loans secured by real estate and it may also hold foreclosed properties from time to time. Virginia National relies upon independent appraisers to estimate the value of such real estate. Appraisals are only estimates of value and the independent appraisers may make mistakes of fact or judgment that adversely affect the reliability of their appraisals. In addition, events occurring after the initial appraisal may cause the value of the real estate to increase or decrease. As a result of any of these factors, the real estate securing some of Virginia National’s loans and any foreclosed properties that may be held by Virginia National may be more or less valuable than anticipated. If a default occurs on a loan secured by real estate that is less valuable than originally estimated, Virginia National may not be able to recover the outstanding balance of the loan. It may also be unable to sell any foreclosed properties for the values estimated by their appraisals.

Virginia National is exposed to risk of environmental liabilities with respect to properties to which it takes title.

In the course of its business, Virginia National may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. Virginia National may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or Virginia National may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If Virginia National is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect Virginia National’s business.

Risks Related to Virginia National’s Common Stock

Virginia National is not obligated to pay dividends and its ability to pay dividends is limited.

Virginia National’s ability to make dividend payments on its common stock depends primarily on certain regulatory considerations and the receipt of dividends and other distributions from Virginia National Bank. There are various regulatory restrictions on the ability of banks, such as Virginia National Bank, to pay dividends or make other payments to their holding companies. Virginia National is currently paying a quarterly cash dividend to holders of its common stock at a rate of $0.30 per share. Although Virginia National has paid a quarterly cash dividend to the holders of its common stock since July 2013, holders of its common stock are not entitled to receive dividends, and Virginia National is not obligated to pay dividends in any particular amounts or at any particular times. Regulatory, economic and other factors may cause the Virginia National Board to consider, among other things, the reduction of dividends paid on its common stock. See “Description of Virginia National Capital Stock” on page [●] and “Market for Common Stock and Dividends” on page [●].

Future issuances of Virginia National’s common stock could adversely affect the market price of the common stock and could be dilutive.

The Virginia National Board, without the approval of shareholders, could from time to time decide to issue additional shares of common stock or shares of preferred stock, which may adversely affect the market price of the shares of common stock and could be dilutive to Virginia National shareholders. Any sale of additional shares of Virginia National common stock may be at prices lower than the current market value of Virginia National’s shares. In addition, new investors may have rights, preferences and privileges that are senior to, and that could adversely affect, Virginia National’s existing shareholders. For example, preferred stock would be senior to common stock in right of dividends and as to distributions in liquidation. Virginia National cannot predict or estimate the amount, timing, or nature of its future offerings of equity securities. Thus, Virginia National shareholders bear the risk of future offerings diluting their stock holdings, adversely affecting their rights as shareholders, and/or reducing the market price of Virginia National common stock.

Virginia National common stock currently has a limited trading market and is thinly traded, and a more liquid market for its common stock may not develop after the merger, which may limit the ability of shareholders to sell their shares and may increase price volatility.

Virginia National’s common stock is quoted on the OTC Markets Group’s OTCQX marketplace under the symbol “VABK.” Virginia National common stock is thinly traded and has substantially less liquidity than the trading markets for many other bank holding companies. Although Virginia National intends to apply to list its common stock on a national stock exchange in connection with the merger, Virginia National will be required to meet the initial listing requirements of such exchange to be listed. Virginia National may not be able to meet those initial listing requirements, and even if Virginia National’s common stock is so listed, Virginia National may be unable to maintain the listing of its common stock in the future. In addition, there can be no assurance that an active trading market for shares of Virginia National’s common stock will develop or if one develops, that it can be sustained following the merger. The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within Virginia National’s control. Therefore, Virginia National’s shareholders may not be able to sell their shares at the volume, prices, or times that they desire. Shareholders should be financially prepared and able to hold shares for an indefinite period. In addition, thinly traded stocks can be more volatile than more widely traded stocks. Virginia National’s stock price has been volatile in the past and several factors could cause the price to fluctuate substantially in the future. These factors include, but are not limited to, changes in analysts’ recommendations or projections, developments related to Virginia National’s business and operations, stock performance of other companies deemed to be peers, news reports of trends, concerns, irrational exuberance on the part of investors, and other issues related to the financial services industry. Virginia National’s stock price may fluctuate significantly in the future, and these fluctuations may be unrelated to its performance. General market declines or market volatility in the future, especially in the financial institutions sector of the economy, could adversely affect the price of Virginia National’s common stock, and the current market price may not be indicative of future market prices.

Virginia National’s governing documents and Virginia law contain provisions that may discourage or delay an acquisition of Virginia National even if such acquisition or transaction is supported by shareholders.

Certain provisions of Virginia National’s articles of incorporation could delay or make a merger, tender offer or proxy contest involving Virginia National more difficult, even in instances where the shareholders deem the proposed transaction to be beneficial to their interests. One provision, among others, provides that a plan of merger, share exchange, or sale of all or substantially all of Virginia National’s assets must be approved by the affirmative vote of more than two-thirds of the outstanding capital stock of Virginia National entitled to vote on the transaction if the transaction is not approved and recommended by at least two-thirds of the Virginia National Board. In addition, certain provisions of state and federal law may also have the effect of discouraging or prohibiting a future takeover attempt in which Virginia National shareholders might otherwise receive a substantial premium for their shares over then-current market prices. To the extent that these provisions discourage or prevent takeover attempts, they may tend to reduce the market price for Virginia National’s common stock.

An investment in Virginia National common stock is not an insured deposit.

Virginia National’s common stock is not a bank deposit and, therefore, it is not insured against loss by the FDIC or by any other public or private entity. An investment in Virginia National common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this joint proxy statement/prospectus and is subject to the same market forces that affect the price of common stock in any company and, as a result, shareholders may lose some or all of their investment.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This joint proxy statement/prospectus reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management teams of Virginia National and Fauquier. These forward-looking statements are subject to a number of risks and uncertainties which could cause Virginia National’s or Fauquier’s actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and Virginia National and Fauquier do not assume any duty to update forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the merger between Virginia National and Fauquier, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the merger, and (ii) Virginia National’s and Fauquier’s plans, objectives, expectations and intentions and other statements contained in this joint proxy statement/prospectus that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” “predicts,” “potential,” “possible,” “should,” “would,” “will,” “goal,” “target” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Virginia National’s and Fauquier’s management teams and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:

•

fluctuations in the market price of Virginia National common stock and the related effect on the market value of the merger consideration that Fauquier shareholders will receive upon completion of the merger;

•	the expected cost savings from the merger may not be fully realized or may take longer to realize than expected;

•	the integration of the businesses of Virginia National and Fauquier may be more difficult, costly or time-consuming than expected, and could result in the loss of customers;

•	regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met;

•	a significant delay in the completion of the merger could negatively affect Virginia National and Fauquier as a combined company;

•

the fairness opinions of Virginia National’s and Fauquier’s advisors have not been, and are not expected to be, updated to reflect changes in circumstances between the date of the opinions and the shareholder meetings or the completion of the merger;

•

if the merger is completed, Virginia National and Fauquier shareholders will have less influence on the management and policies of Virginia National than they had on Virginia National and Fauquier, respectively, independently before the merger;

•	business uncertainties and contractual restrictions while the merger is pending;

•	distraction of Virginia National and Fauquier management as a result of the merger;

•	the strength of the United States economy in general and the strength of the local economies in which Virginia National and Fauquier conduct operations;

•

geopolitical conditions, including acts or threats of terrorism, or actions taken by the United States or other governments in response to acts or threats of terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•

the effects of the COVID-19 pandemic, including the adverse impact on Virginia National’s and Fauquier’s business and operations and on their respective customers which may result, among other things, in increased delinquencies, defaults, foreclosures and losses on loans;

•	the occurrence of significant natural disasters, including severe weather conditions, floods, health related issues, and other catastrophic events;

•

Virginia National’s and Fauquier’s management of risks inherent in their respective real estate loan portfolios, and the risk of a prolonged downturn in the real estate market, which could impair the value of collateral and Virginia National’s and Fauquier’s ability to sell collateral upon any foreclosure;

•	changes in consumer spending and savings habits;

•	technological and social media changes;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve, inflation, interest rate, market and monetary fluctuations;

•

changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, that could lead to restrictions on activities of banks generally, or Virginia National Bank or The Fauquier Bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;

•

the impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	the impact of changes in laws, regulations and policies affecting the real estate industry;

•

the effect of changes in accounting policies and practices, as may be adopted from time to time by bank regulatory agencies, the SEC, the Public Company Accounting Oversight Board, the Financial Accounting Standards Board (the “FASB”) or other accounting standards setting bodies;

•	the timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	the willingness of users to substitute competitors’ products and services for Virginia National’s and Fauquier’s products and services;

•	the effect of acquisitions Virginia National may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	changes in the level of Virginia National’s and Fauquier’s nonperforming assets and charge-offs;

•	Virginia National’s and Fauquier’s involvement, from time to time, in legal proceedings and examination and remedial actions by regulators;

•	potential exposure to fraud, negligence, computer theft and cyber-crime;

•	Virginia National’s ability to pay dividends;

•	Virginia National’s involvement as a participating lender in the PPP as administered through the SBA;

•	increased information security risk, including cybersecurity risk, which may lead to potential business disruptions or financial losses;

•	volatility in the securities markets generally or in the market price of Virginia National’s stock specifically; and

•	other risks and factors identified in this joint proxy statement/prospectus in the “Risk Factors” section beginning on page [●].

All of the forward-looking statements made in this joint proxy statement/prospectus are expressly qualified by the cautionary statements contained herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Virginia National, Fauquier, or their respective businesses or operations. Readers are cautioned not to rely too heavily on the forward-looking statements contained in this joint proxy statement/prospectus. Forward-looking statements speak only as of the date they are made and neither Virginia National nor Fauquier undertakes any obligation to update, revise or clarify these forward-looking statements, whether as a result of new information, future events, passage of time or otherwise.

VIRGINIA NATIONAL SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Virginia National special meeting that has been called to vote upon the matters described below.

Virginia National is mailing this joint proxy statement/prospectus on or about [●], 20[●], to holders of shares of Virginia National common stock at the close of business on [●], 20[●], which is the record date for the Virginia National special meeting. Together with this joint proxy statement/prospectus, Virginia National is also sending a notice of the Virginia National special meeting and a form of proxy that is solicited by the Virginia National Board for use at the Virginia National special meeting to be held on [●], 2021 at [●] [●].m., local time, at [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Virginia National shareholders will be asked to:

1.	Approve the Virginia National merger proposal (see “Virginia National Proposals – Proposal No. 1 – Approval of the Merger” beginning on page [●]);

2.	Approve the Virginia National compensation proposal (see “Virginia National Proposals – Proposal No. 2 – Virginia National Compensation Proposal” beginning on page [●]); and

3.

Approve any motion to adjourn the Virginia National special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the Virginia National merger proposal (see “Virginia National Proposals – Proposal No. 3 – Adjournment of the Special Meeting” beginning on page [●]).

Recommendations of the Virginia National Board

The Virginia National Board unanimously (1) determined that the merger agreement is in the best interests of Virginia National and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Virginia National shareholders vote “FOR” the Virginia National merger proposal. The Virginia National Board also unanimously recommends that Virginia National shareholders vote “FOR” the Virginia National compensation proposal and “FOR” the Virginia National adjournment proposal.

Record Date and Voting Rights

The Virginia National Board has fixed the close of business on [●], 20[●] as the record date for determining the shareholders entitled to notice of and to vote at the Virginia National special meeting or any postponement or adjournment thereof. Accordingly, Virginia National shareholders are only entitled to notice of and to vote at the Virginia National special meeting if they were record holders of Virginia National common stock at the close of business on the record date. On the record date, there were [●] shares of Virginia National common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits Virginia National to conduct business at the Virginia National special meeting, it needs the presence, whether in person or by proxy, of the holders of Virginia National common stock representing a majority of the shares outstanding on the record date and entitled to vote. Each Virginia National shareholder is entitled to one vote for each outstanding share of Virginia National common stock held by such shareholder as of the close of business on the record date.

Holders of shares of Virginia National common stock present in person at the Virginia National special meeting but not voting, and shares of Virginia National common stock for which Virginia National has received proxies indicating that its holders have abstained, will be counted as present at the Virginia National special meeting for purposes of determining whether there is a quorum for transacting business. With respect to shares held in “street name,” the holders of record have the authority to vote shares for which the beneficial owners do not provide voting instructions only on certain “routine” items. In the case of “non-routine” items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no “routine” items to be voted on at the Virginia National special meeting, custodian record holders of Virginia National common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to submit a vote with respect to such shares; as a result, these shares will not be considered present at the Virginia National special meeting and will not count towards the satisfaction of a quorum.

Votes Required

Vote Required for the Virginia National Merger Proposal (Proposal No. 1)

Approval of the Virginia National merger proposal requires the affirmative vote of at least a majority of the shares of Virginia National common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the Virginia National merger proposal. In addition, a failure to vote Virginia National shares by proxy or in person will have the same effect as a vote against the Virginia National merger proposal.

Vote Required for the Virginia National Compensation Proposal (Proposal No. 2)

The approval of the Virginia National compensation proposal requires that the votes cast for such proposal exceed the votes cast against such proposal.

Abstentions and broker non-votes will not count as votes cast for or against the Virginia National compensation proposal and will have no effect for purposes of determining whether the Virginia National compensation proposal has been approved.

Vote Required for the Virginia National Adjournment Proposal (Proposal No. 3)

The approval of the Virginia National adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

Abstentions and broker non-votes will not count as votes cast and will have no effect for purposes of determining whether the Virginia National adjournment proposal has been approved.

Stock Ownership of Virginia National Directors and Executive Officers

As of the record date, directors and executive officers of Virginia National and their affiliates beneficially owned [●] shares of Virginia National common stock, representing approximately [●]% of the aggregate voting power of Virginia National shares entitled to vote at the Virginia National special meeting. All of Virginia National’s directors have entered into affiliate agreements pursuant to which, subject to certain exceptions, they have agreed to vote their shares of Virginia National common stock over which they have the sole right and power to vote or direct disposition in favor of the Virginia National merger proposal. As of the close of business on [●], 20[●], the record date for the Virginia National special meeting, shares constituting [●]% of Virginia National common stock were subject to the affiliate agreements.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Virginia National shareholders of record. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the voting instruction card provided by his or her broker, bank or other custodian. When the enclosed proxy card is returned properly executed, the shares of Virginia National common stock represented by it will be voted at the Virginia National special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the Virginia National common stock represented by each such proxy will be voted at the Virginia National special meeting as follows: (1) ”FOR” the Virginia National merger proposal (Proposal No. 1), (2) “FOR” the Virginia National compensation proposal (Proposal No. 2), and (3) ”FOR” the Virginia National adjournment proposal (Proposal No. 3).

If the Virginia National special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Virginia National special meeting in the same manner as they would have been voted at the originally scheduled Virginia National special meeting except for any proxies that have been properly withdrawn or revoked.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instruction card provided by the broker, bank or other custodian that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the broker, bank or other custodian provides this voting method).

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope (or follow the instructions to vote your shares via the Internet or by telephone) whether or not you plan to attend the Virginia National special meeting in person.

Voting in Person

If a Virginia National shareholder wishes to vote in person at the Virginia National special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the special meeting.

Revocation of Proxies

Any Virginia National shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Virginia National special meeting. If a Virginia National shareholder grants a proxy with respect to the shareholder’s Virginia National shares and then attends the Virginia National special meeting in person, such attendance at the Virginia National special meeting or at any adjournment or postponement of the Virginia National special meeting will not automatically revoke the proxy. A Virginia National shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	voting via the Internet or telephone as of a date subsequent to the initial Internet or telephone vote; or

•	attending the Virginia National special meeting and voting in person (attendance at the Virginia National special meeting will not itself revoke a proxy).

If a Virginia National shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the corporate secretary of Virginia National, Donna G. Shewmake, at 404 People Place, Charlottesville, Virginia 22911, so that it is received by the corporate secretary no later than the beginning of the Virginia National special meeting or, if the Virginia National special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Virginia National shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her broker, bank or other custodian, or contact his or her broker, bank or other custodian, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy prior to the meeting, please contact Virginia National’s transfer agent, American Stock Transfer and Trust Company, at 6201 15th Avenue, Brooklyn, New York 11209 or by telephone at (800) 937-5449. You may also contact [●], Virginia National’s proxy solicitor, at [●].

Solicitation of Proxies

This solicitation is made on behalf of the Virginia National Board, and Virginia National will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Virginia National shareholders. Proxies may be solicited, without extra compensation, by Virginia National’s directors, officers, and employees in person or by mail, telephone or other electronic means. In addition, Virginia National has engaged [●] to assist it in the distribution and solicitation of proxies for a fee of approximately $[●].

VIRGINIA NATIONAL PROPOSALS

Proposal No. 1 – Virginia National Merger Proposal

At the Virginia National special meeting, Virginia National shareholders will be asked to approve the merger agreement providing for the merger of Fauquier with and into Virginia National. Virginia National shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Virginia National Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger is advisable and in the best interests of Virginia National and its shareholders. See “The Merger – Virginia National’s Reasons for the Merger; Recommendation of the Virginia National Board” for a more detailed discussion of the recommendation of the Virginia National Board.

THE VIRGINIA NATIONAL BOARD UNANIMOUSLY RECOMMENDS THAT VIRGINIA NATIONAL

SHAREHOLDERS VOTE “FOR” THE VIRGINIA NATIONAL MERGER PROPOSAL.

Proposal No. 2 – Virginia National Compensation Proposal

In accordance with Section 14A of the Exchange Act, Virginia National is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be payable to its named executive officers in connection with the merger, the value of which is set forth in the table included in the section of this joint proxy statement/prospectus entitled “The Merger – Interests of Virginia National Directors and Executive Officers in the Merger – Potential Payments and Benefits to Virginia National Named Executive Officers in Connection with a Change in Control.” As required by Section 14A of the Exchange Act, Virginia National is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid to the named executive officers of Virginia National in connection with the merger, as disclosed in the table in the section of the joint proxy statement/prospectus entitled “The Merger – Interests of Virginia National Directors and Executive Officers in the Merger – Potential Payments and Benefits to Virginia National Named Executive Officers in Connection with a Change in Control,” including the associated narrative discussion, is hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger. The vote on this proposal is a vote separate and apart from the vote on the Virginia National merger proposal. Because the Virginia National compensation proposal is advisory in nature only, a vote for or against approval will not be binding on either Virginia National or Fauquier.

The compensation that is subject to this proposal is a contractual obligation of Virginia National and/or Virginia National Bank. If the merger is approved and completed, such compensation may be paid, subject only to the conditions applicable thereto, even if shareholders fail to approve this proposal. The Virginia National Board will consider the results of the vote in making future executive compensation decisions.

THE VIRGINIA NATIONAL BOARD UNANIMOUSLY RECOMMENDS THAT VIRGINIA NATIONAL

SHAREHOLDERS VOTE “FOR” THE VIRGINIA NATIONAL COMPENSATION PROPOSAL.

Proposal No. 3 – Virginia National Adjournment Proposal

If Virginia National does not receive a sufficient number of votes to constitute a quorum of the Virginia National common stock or approve the Virginia National merger proposal, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Virginia National does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve such proposal. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Virginia National shareholders for approval, the approval requires that the votes cast for the proposal exceed the votes cast against the proposal, whether or not a quorum is present.

THE VIRGINIA NATIONAL BOARD UNANIMOUSLY RECOMMENDS THAT VIRGINIA NATIONAL

SHAREHOLDERS VOTE “FOR” THE VIRGINIA NATIONAL ADJOURNMENT PROPOSAL.

FAUQUIER SPECIAL MEETING OF SHAREHOLDERS

General

This section contains information about the Fauquier special meeting that has been called to vote upon the matters described below.

Fauquier is mailing this joint proxy statement/prospectus on or about [●], 20[●], to holders of shares of Fauquier common stock at the close of business on [●], 20[●], which is the record date for the Fauquier special meeting. Together with this joint proxy statement/prospectus, Fauquier is also sending a notice of the Fauquier special meeting and a form of proxy that is solicited by the Fauquier Board for use at the Fauquier special meeting to be held on [●], 2021 at [●]:00 [●].m., local time, at [●], and at any adjournment or postponement of that meeting.

Matters to be Considered

At the special meeting, Fauquier shareholders will be asked to:

1.	Approve the Fauquier merger proposal (see “Fauquier Proposals – Proposal No. 1 – Approval of the Merger” beginning on page [●]);

2.	Approve the Fauquier compensation proposal (see “Fauquier Proposals – Proposal No. 2 – Fauquier Compensation Proposal” beginning on page [●]); and

3.

Approve any motion to adjourn the Fauquier special meeting to a later date or dates, if necessary, to solicit additional proxies if there are insufficient votes at the time of the special meeting to achieve a quorum or to approve the Fauquier merger proposal (see “Fauquier Proposals – Proposal No. 3 – Adjournment of the Special Meeting” beginning on page [●]).

Recommendations of the Fauquier Board

The Fauquier Board unanimously (1) determined that the merger agreement is in the best interests of Fauquier and its shareholders, (2) approved and adopted the merger agreement and (3) recommends that Fauquier shareholders vote “FOR” the Fauquier merger proposal. The Fauquier Board also unanimously recommends that Fauquier shareholders vote “FOR” the Fauquier compensation proposal and “FOR” the Fauquier adjournment proposal.

Record Date and Voting Rights

The Fauquier Board has fixed the close of business on [●], 20[●] as the record date for determining the shareholders entitled to notice of and to vote at the Fauquier special meeting or any postponement or adjournment thereof. Accordingly, Fauquier shareholders are only entitled to notice of and to vote at the Fauquier special meeting if they were record holders of Fauquier common stock at the close of business on the record date. On the record date, there were [●] shares of Fauquier common stock outstanding, held by approximately [●] holders of record.

To have a quorum that permits Fauquier to conduct business at the Fauquier special meeting, it needs the presence, whether in person or by proxy, of the holders of Fauquier common stock representing a majority of the shares outstanding on the record date and entitled to vote. A Fauquier shareholder is entitled to one vote for each outstanding share of Fauquier common stock held as of the close of business on the record date.

Holders of shares of Fauquier common stock present in person at the Fauquier special meeting but not voting, and shares of Fauquier common stock for which Fauquier has received proxies indicating that its holders have abstained, will be counted as present at the Fauquier special meeting for purposes of determining whether there is a quorum for transacting business. With respect to shares held in “street name,” the holders of record have the authority to vote shares for which the beneficial owners do not provide voting instructions only on certain “routine” items. In the case of non-routine items, the institution holding street name shares cannot vote the shares if it has not received voting instructions. These are considered to be “broker non-votes.” Since there are no routine items to be voted on at the Fauquier special meeting, custodian record holders of Fauquier common stock that do not receive voting instructions from the beneficial owners of such shares will not be able to submit a vote with respect to such shares; as a result, these shares will not be considered present at the Fauquier special meeting and will not count towards the satisfaction of a quorum.

Votes Required

Vote Required for the Fauquier Merger Proposal (Proposal No. 1)

Approval of the Fauquier merger proposal requires the affirmative vote of more than two-thirds of the shares of Fauquier common stock outstanding on the record date and entitled to vote. Accordingly, abstentions and broker non-votes will have the same effect as votes against the Fauquier merger proposal. In addition, a failure to vote Fauquier shares by proxy or in person will have the same effect as a vote against the Fauquier merger proposal.

Vote Required for the Fauquier Compensation Proposal (Proposal No. 2)

The approval of the Fauquier compensation proposal requires that the votes cast for such proposal exceed the votes cast against such proposal.

Abstentions and broker non-votes will not count as votes cast for or against the Fauquier compensation proposal and will have no effect for purposes of determining whether the Fauquier compensation proposal has been approved.

Vote Required for the Fauquier Adjournment Proposal (Proposal No. 3)

The approval of the Fauquier adjournment proposal requires that the votes cast for the proposal exceed the votes cast against the proposal.

Abstentions and broker non-votes will not count as votes cast for or against the Fauquier adjournment proposal and will have no effect for purposes of determining whether the Fauquier adjournment proposal has been approved.

Stock Ownership of Fauquier Directors and Executive Officers

As of the record date, directors and executive officers of Fauquier and their affiliates beneficially owned [●] shares of Fauquier common stock, representing approximately [●]% of the aggregate voting power of Fauquier shares entitled to vote at the Fauquier special meeting. All of Fauquier’s directors have entered into affiliate agreements pursuant to which, subject to certain exceptions, they have agreed to vote their shares of Fauquier common stock over which they have the sole right and power to vote or to direct disposition in favor of the Fauquier merger proposal. As of the close of business on [●], 20[●], the record date for the Fauquier special meeting, shares constituting [●]% of Fauquier common stock were subject to the affiliate agreements.

Voting of Proxies

By Mail

A proxy card is enclosed for the use of Fauquier shareholders of record. To submit a proxy by mail, complete, sign, and date the enclosed proxy card and return it as soon as possible in the enclosed postage-paid envelope. Street name shareholders should refer to the voting instruction card provided by his or her broker, bank or other custodian. When the enclosed proxy card is returned properly executed, the shares of Fauquier common stock represented by it will be voted at the Fauquier special meeting in accordance with the instructions contained therein.

If the accompanying proxy card is returned properly executed without an indication as to how to vote, the Fauquier common stock represented by each such proxy will be voted at the Fauquier special meeting as follows: (1) ”FOR” the Fauquier merger proposal (Proposal No. 1), (2) “FOR” the Fauquier compensation proposal (Proposal No. 2), and (3) ”FOR” the Fauquier adjournment proposal (Proposal No. 3).

If the Fauquier special meeting is postponed or adjourned, all proxies will be voted at the postponed or adjourned Fauquier special meeting in the same manner as they would have been voted at the originally scheduled Fauquier special meeting except for any proxies that have been properly withdrawn or revoked.

By Internet or Telephone

You may vote your shares via the Internet, by accessing the site listed on the enclosed proxy card and following the instructions, or by telephone, by calling the toll-free number listed on the enclosed proxy card on a touch-tone phone and following the recorded instructions.

Street name shareholders may also be eligible to vote their shares over the Internet or by telephone, by following the voting instruction card provided by the broker, bank or other custodian that holds the shares, using the Internet address or telephone number provided on the voting instruction card (if the broker, bank or other custodian provides this voting method).

Your vote is important! Please complete, sign, date, and return promptly the proxy card in the enclosed postage-paid envelope (or follow the instructions to vote your shares via the Internet or by telephone) whether or not you plan to attend the Fauquier special meeting in person.

Voting in Person

If a Fauquier shareholder wishes to vote in person at the Fauquier special meeting, a ballot will be provided at the meeting. However, street name shareholders must obtain a legal proxy, executed in such shareholder’s favor, from the holder of record to be able to vote those shares at the special meeting.

Revocation of Proxies

Any Fauquier shareholder giving a proxy may change or revoke it at any time before the polls are closed for voting at the Fauquier special meeting. If a Fauquier shareholder grants a proxy with respect to the shareholder’s Fauquier shares and then attends the Fauquier special meeting in person, such attendance at the Fauquier special meeting or at any adjournment or postponement of the Fauquier special meeting will not automatically revoke the proxy. A Fauquier shareholder of record may change or revoke a proxy by:

•	timely delivering a later-dated proxy or a written notice of revocation;

•	voting via Internet or telephone as of a date subsequent to the initial Internet or telephone vote; or

•	attending the Fauquier special meeting and voting in person (attendance at the Fauquier special meeting will not itself revoke a proxy).

If a Fauquier shareholder chooses the first method, he or she must submit the new proxy or notice of revocation to the secretary of Fauquier, Allison J. Dodson, at 10 Courthouse Square, Warrenton, Virginia 20186, so that it is received by the secretary no later than the beginning of the Fauquier special meeting or, if the Fauquier special meeting is adjourned or postponed, before the adjourned or postponed meeting is actually held.

If a Fauquier shareholder is a street name shareholder, he or she must follow the instructions found on the voting instruction card provided by his or her broker, bank or other custodian, or contact his or her broker, bank or other custodian, in order to change or revoke a previously given voting instruction.

If assistance is needed in changing or revoking a proxy prior to the meeting, please contact Fauquier’s secretary, Allison J. Dodson, at 10 Courthouse Square, Warrenton, Virginia 20186, or by telephone at (540) 347-2700. You may also contact Regan & Associates, Inc., Fauquier’s proxy solicitor, by calling (800) 737-3426 or by writing to Regan & Associates, Inc., 505 Eighth Avenue, Suite 800, New York, New York 10018, Attention: Artie Regan.

Solicitation of Proxies

This solicitation is made on behalf of the Fauquier Board, and Fauquier will pay the costs of soliciting and obtaining proxies, including the cost of reimbursing brokers and other custodians, nominees, and fiduciaries for their expenses incurred in forwarding these proxy materials to Fauquier shareholders. Proxies may be solicited, without extra compensation, by Fauquier’s directors, officers, and employees in person or by mail, telephone or other electronic means. In addition, Fauquier has engaged Regan & Associates, Inc. to assist it in the distribution and solicitation of proxies for a fee of approximately $17,500.

FAUQUIER PROPOSALS

Proposal No. 1 – Fauquier Merger Proposal

At the Fauquier special meeting, Fauquier shareholders will be asked to approve the merger agreement providing for the merger of Fauquier with and into Virginia National. Fauquier shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the appendices, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Appendix A.

After careful consideration, the Fauquier Board, by a unanimous vote of all directors, approved the merger agreement and the merger, and determined that the merger is advisable and in the best interests of Fauquier and its shareholders. See “The Merger – Fauquier’s Reasons for the Merger; Recommendation of the Fauquier Board” for a more detailed discussion of the recommendation of the Fauquier Board.

THE FAUQUIER BOARD UNANIMOUSLY RECOMMENDS THAT FAUQUIER SHAREHOLDERS

VOTE “FOR” THE FAUQUIER MERGER PROPOSAL.

Proposal No. 2 – Fauquier Compensation Proposal

In accordance with Section 14A of the Exchange Act, Fauquier is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on the compensation that may be payable to its named executive officers in connection with the merger, the value of which is set forth in the table included in the section of this joint proxy statement/prospectus entitled “The Merger – Interests of Fauquier Directors and Executive Officers in the Merger – Potential Payments and Benefits to Fauquier Named Executive Officers in Connection with a Change in Control.” As required by Section 14A of the Exchange Act, Fauquier is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid to the named executive officers of Fauquier in connection with the merger, as disclosed in the table in the section of the joint proxy statement/prospectus entitled “The Merger – Interests of Fauquier Directors and Executive Officers in the Merger – Potential Payments and Benefits to Fauquier Named Executive Officers in Connection with a Change in Control,” including the associated narrative discussion, is hereby APPROVED.”

Approval of this proposal is not a condition to completion of the merger. The vote on this proposal is a vote separate and apart from the vote on the Fauquier merger proposal. Because the Fauquier compensation proposal is advisory in nature only, a vote for or against approval will not be binding on either Fauquier or Virginia National.

The compensation that is subject to this proposal is a contractual obligation of Fauquier and/or The Fauquier Bank and of Virginia National and/or Virginia National Bank as the successors thereto. If the merger is approved and completed, such compensation may be paid, subject only to the conditions applicable thereto, even if shareholders fail to approve this proposal. If the merger is not completed, the Fauquier Board will consider the results of the vote in making future executive compensation decisions.

THE FAUQUIER BOARD UNANIMOUSLY RECOMMENDS THAT FAUQUIER SHAREHOLDERS

VOTE “FOR” THE FAUQUIER COMPENSATION PROPOSAL.

Proposal No. 3 – Fauquier Adjournment Proposal

If Fauquier does not receive a sufficient number of votes to constitute a quorum of the Fauquier common stock or approve the merger agreement, it may propose to adjourn the special meeting for the purpose of soliciting additional proxies to establish such quorum or approve the merger agreement. Fauquier does not currently intend to propose adjournment of the special meeting if there are sufficient votes to approve the merger agreement. If approval of the proposal to adjourn the special meeting for the purpose of soliciting additional proxies is submitted to the Fauquier shareholders for approval, the approval requires that the votes cast for such proposal exceed the votes cast against such proposal.

THE FAUQUIER BOARD UNANIMOUSLY RECOMMENDS THAT FAUQUIER SHAREHOLDERS

VOTE “FOR” THE FAUQUIER ADJOURNMENT PROPOSAL.

THE MERGER

The following is a discussion of the merger. This summary may not contain all of the information about the merger that is important to you. Holders of Virginia National common stock and Fauquier common stock should read carefully this joint proxy statement/prospectus in its entirety, including the appendices, for more detailed information concerning the merger and the merger agreement. In particular, you are directed to the merger agreement, including the exhibits thereto, copies of which are attached as Appendix A and are incorporated in this joint proxy statement/prospectus by reference.

Background of the Merger

The merger agreement is the result of arms-length negotiations between representatives of Virginia National and representatives of Fauquier, during which the parties consulted their respective legal and financial advisors. The following is a brief discussion of the background of these negotiations.

As part of the ongoing oversight and management of their respective companies, each of the Virginia National Board and the Fauquier Board, and the executive management team of each of Virginia National and Fauquier, regularly review and assess their respective companies’ long-term strategic goals and opportunities and their respective companies’ performance and prospects in light of competitive and other relevant developments, all with the goal of enhancing shareholder value. For each of Virginia National and Fauquier, these reviews have included periodic discussions regarding potential transactions that could further its strategic objectives and the potential benefits and risks of any such transactions.

As part of its ongoing consideration and evaluation of its business and plans and review of its strategic opportunities, the Fauquier Board periodically has reviewed and discussed various strategic alternatives, including whether it should continue as an independent entity, grow organically, or affiliate with another financial institution. Certain of these reviews and discussions have included analyses of the mergers and acquisitions environment and an assessment of potential partners of Fauquier. From time to time, Fauquier has held discussions with other financial institutions, including Virginia National, regarding a potential strategic combination, particularly financial institutions looking to enter or expand in Fauquier County, Virginia or other markets in Northern Virginia.

The Virginia National Board and its strategic planning committee have regularly reviewed and discussed Virginia National’s business strategy, performance and prospects in the context of the national and local economic environment and developments in the competitive landscape for community banks. The members of the strategic planning committee of the Virginia National Board are Hunter E. Craig, William D. Dittmar, Jr., James T. Holland, Linda M. Houston and Glenn W. Rust. Among other things, Virginia National has analyzed the mergers and acquisitions environment, including multiples and premiums being paid, and an assessment of potential partners for Virginia National. In connection with the evaluation of these strategic alternatives, Mr. Rust has had, from time to time, informal discussions with representatives of other financial institutions, including Fauquier, and has regularly updated the Virginia National Board regarding such discussions.

On March 6, 2019, the Virginia National Board engaged Banks Street Partners, LLC, which later merged with Performance Trust, to serve as financial advisor to Virginia National in connection with its strategic planning and evaluation of potential business combination transactions.

In June 2019, Mr. Rust and Marc J. Bogan, president and chief executive officer of Fauquier, met in Charlottesville, Virginia and discussed, among other topics, the community banking industry and current market conditions generally, and the potential for a strategic combination of Virginia National and Fauquier in a merger of equals transaction. No specific terms of a potential merger were discussed during this meeting, although Mr. Rust and Mr. Bogan discussed the potential structure and benefits of such a transaction, and potential challenges and market reaction to such a transaction. Among the strategic benefits of a merger of equals transaction, Mr. Rust and Mr. Bogan discussed that such a merger would create a combined community bank with assets exceeding $1 billion, deliver meaningful economies of scale, combine two successful executive management teams and improve executive succession, diversify the loan portfolio of each bank while capitalizing on core funding strengths, and expand the combined bank’s footprint to focus on several of Virginia’s highest income markets. During July and August 2019, Mr. Rust and Mr. Bogan continued to have periodic and general discussions regarding a potential strategic combination of Virginia National and Fauquier, including possible composition of the combined company’s board of directors, branding for and headquarters location of the combined bank, and post-merger executive leadership.

At the regularly scheduled meetings of the Fauquier Board held during June and July, 2019, Mr. Bogan provided a summary of conversations with Mr. Rust regarding the potential transaction. In each instance, following discussion, the Fauquier Board authorized Mr. Bogan to continue conversations with Virginia National regarding a potential strategic transaction. On August 15, 2019, at a regularly scheduled meeting of the Fauquier Board, Mr. Bogan led the Fauquier Board in a general discussion about Virginia National and the potential advantages of a strategic combination of Virginia National and Fauquier including the strategic benefits discussed by Mr. Rust and Mr. Bogan at their June 2019 meeting. After that discussion, the Fauquier Board authorized Mr. Bogan to engage in further exploratory discussions with Virginia National.

At the regularly scheduled meetings of the Virginia National Board held during the summer and early fall of 2019, Mr. Rust led discussions regarding a potential merger transaction with Fauquier and kept the board and strategic planning committee informed regarding his conversations with Mr. Bogan. Performance Trust conducted preliminary financial analyses of the merger, which were shared with the Virginia National Board and its strategic planning committee. At these meetings, the Virginia National Board discussed the structure of a transaction with Fauquier, the desired composition of the board and executive management team of the combined company, the strategic benefits and risks of the transaction to Virginia National and its shareholders, and certain financial aspects of the merger. Based on these discussions, the Virginia National Board was supportive of Mr. Rust and the strategic planning committee continuing to explore a partnership with Fauquier.

On September 6, 2019, Mr. Rust and Mr. Bogan met in Charlottesville, Virginia to further discuss a potential strategic combination of Virginia National and Fauquier, with a representative of Performance Trust attending by phone. The parties discussed each institution’s financial performance for the second quarter of 2019, the potential benefits of a strategic combination including future merger or acquisition transactions once combined, executive leadership following a transaction, and the executive talent at both institutions. The parties engaged in a general discussion of the business, philosophy and culture of Virginia National and Fauquier. At the conclusion of the meeting, both parties expressed interest in continuing conversations regarding a potential strategic combination. On September 23, 2019, Virginia National and Fauquier executed a mutual nondisclosure agreement to facilitate further discussions, preliminary due diligence reviews and further analysis of a potential strategic combination of Virginia National and Fauquier.

On September 23, 2019, on behalf of Fauquier, Mr. Bogan contacted a representative of Piper Sandler regarding a potential strategic transaction between Fauquier and Virginia National and Piper Sandler serving as financial advisor to Fauquier with respect to such a transaction.

On October 17, 2019, at a regularly scheduled meeting of the Fauquier Board, the Fauquier Board again discussed a potential strategic combination with Virginia National. Mr. Bogan updated the Fauquier Board on discussions with Mr. Rust and Piper Sandler regarding the proposed transaction.

Beginning in October 2019, Mr. Rust, Mr. Bogan, and representatives of Performance Trust and Piper Sandler worked on select materials and analyses related to a potential merger of Virginia National and Fauquier. On November 14, 2019, the parties exchanged preliminary due diligence request lists and began exchanging preliminary due diligence information to determine whether there was continued interest in pursuing a strategic transaction.

From November 14 through November 21, 2019, members of Virginia National’s executive management team and representatives of Performance Trust held several discussions regarding the potential transaction, including reviewing certain financial models of the proposed merger and discussing potential terms of the transaction, and Virginia National began its formal due diligence review of Fauquier and related tasks. In an effort to facilitate more detailed discussions between the parties and build consensus regarding the structure and major terms of the transaction, Performance Trust, with input from Virginia National’s strategic planning committee, prepared a preliminary written overview of a strategic merger of equals transaction between Virginia National and Fauquier. The transaction overview document assumed the parties would combine in an all-stock transaction with Virginia National and Virginia National Bank being the surviving entities. The document also included illustrative transaction terms based on precedent merger of equals transactions and the prior conversations between Messrs. Rust and Bogan. These illustrative transaction terms were intended to serve as an outline for negotiating a non-binding letter of intent. On November 21, 2019, Virginia National delivered to Fauquier a copy of the transaction overview document. During late November and early December 2019, Mr. Bogan reviewed the transaction overview document and considered the illustrative transaction terms contained in the transaction overview document.

On December 11, 2019, Mr. Dittmar, chairman of the Virginia National Board, Mr. Rust, John B. Adams, Jr., chairman of the Fauquier Board, and Mr. Bogan met to discuss each party’s interest in a potential merger of equals transaction. The parties discussed the transaction overview document previously delivered by Virginia National and engaged in a focused discussion with the goal of developing a non-binding letter of intent between the parties. During this meeting, Mr. Dittmar and Mr. Adams met separately to discuss their perspectives on the combined institution’s franchise and pro forma corporate governance, including representation of each company on the combined institution’s board of directors. Also during this meeting, Mr. Rust and Mr. Bogan met separately to discuss financial projections, potential cost savings, strategic fit and synergies, and the combined institution’s management team.

On December 19, 2019, at a regularly scheduled meeting of the Fauquier Board, Mr. Adams and Mr. Bogan led a discussion regarding Fauquier’s interest in a potential merger of Virginia National and Fauquier. The Fauquier Board considered potential transaction terms of such a merger, including a preference for stock consideration, potential exchange ratios, and post-merger corporate governance and executive succession issues, including the proposed terms contained in the transaction overview document that Mr. Rust shared with Mr. Bogan in November 2019. At this meeting, the Fauquier Board indicated its support for continuing discussions regarding a strategic combination with Virginia National, subject to further negotiation of the transaction terms that were included in Virginia National’s overview.

On January 15, 2020, at a regularly scheduled meeting of the Virginia National Board, the Virginia National Board discussed, amongst itself and with representatives of Performance Trust and Virginia National’s executive management team, strategic considerations relating to a possible merger of equals transaction with Fauquier, the results of due diligence conducted to date, a review of the potential financial impact of the transaction, and the potential terms of the transaction. At the conclusion of the meeting, the Virginia National Board authorized delivery to Fauquier of a non-binding letter of intent reflecting the proposed terms discussed at the meeting.

On January 15, 2020, Virginia National submitted to Fauquier a proposed non-binding letter of intent providing for a preliminary offer for Fauquier to merge into Virginia National and converting each share of Fauquier common stock into 0.6530 newly issued shares of Virginia National common stock, representing approximately 48% ownership of the combined company by current shareholders of Fauquier. In addition, the proposed letter of intent provided that the board of directors of the combined company would be composed of six members of the Fauquier Board and eight members of the Virginia National Board, and that Mr. Bogan would serve as president of Virginia National Bank after the merger and would be considered for the role of chief executive officer of Virginia National beginning 18 months following the merger.

On January 24, 2020, at a special meeting of the Fauquier Board, representatives of Piper Sandler presented select analyses related to the market for financial institution merger and acquisition transactions, including comparable mergers of equals that were completed in 2019 and their financial characteristics, key transaction metrics, and potential market share price reactions. Piper Sandler also presented information related to branding and corporate governance in merger of equals transactions. Following this meeting, on February 3, 2020, Fauquier formally engaged Piper Sandler to serve as financial advisor to Fauquier with respect to a proposed merger of Virginia National and Fauquier. During January and February 2020, Mr. Bogan met with each director of Fauquier to discuss a potential merger with Virginia National, and the Fauquier Board further discussed the proposed transaction and the terms of a merger proposed by Virginia National in the overview document and non-binding letter of intent.

On January 29, 2020, Fauquier delivered a revised non-binding letter of intent to Virginia National that proposed to increase the exchange ratio in the proposed merger from 0.6530 to 0.7112 and proposed that the Virginia National Board following closing would be comprised of seven directors from each of Virginia National and Fauquier, and that Mr. Bogan would be considered for the position of chief executive officer of Virginia National beginning 12 months following the merger.

From January 29 to February 5, 2020, members of Virginia National’s strategic planning committee, members of Virginia National’s executive management team and representatives of Performance Trust had multiple discussions regarding Fauquier’s revised non-binding letter of intent. These discussions involved the increased exchange ratio of 0.7112 requested by Fauquier in the context of the other transaction terms, Fauquier’s request to increase in the number of Fauquier directors to serve on the combined company’s board of directors, the results of Virginia National’s due diligence investigation of Fauquier to date, and a review of the potential financial impact to Virginia National of a transaction with Fauquier. Following this discussion, Virginia National determined to submit a revised non-binding letter of intent. Virginia National also contacted Williams Mullen, Virginia National’s outside counsel, to inform them of the proposed transaction and formally engage Williams Mullen to act as legal counsel to Virginia National in connection with the proposed merger.

On February 5, 2020, Virginia National submitted a revised non-binding letter of intent to Fauquier with an exchange ratio of 0.675 shares of Virginia National common stock for each share of Fauquier common stock and indicating that the board of directors of the combined company would be composed of six members of the Fauquier Board and seven members of the Virginia National Board. Other than with respect to the exchange ratio and the composition of the combined company’s board of directors, the material transaction terms set forth in the revised non-binding letter of intent remained unchanged from the initial non-binding letter of intent submitted by Virginia National on January 15, 2020.

During February and early March 2020, Mr. Rust and Mr. Bogan continued to discuss the corporate governance and executive management considerations related to the proposed merger, including the size and composition of the board of directors of the combined company following the merger and possible executive succession timelines.

On February 20, 2020, at a regularly scheduled meeting of the Fauquier Board, the Fauquier Board in executive session discussed the updated non-binding letter of intent received from Virginia National and the proposed merger. The Fauquier Board specifically evaluated the proposed exchange ratio, the composition of the Virginia National Board after the merger, and how Virginia National would consider Mr. Bogan to serve as chief executive officer of Virginia National following the merger. Following this meeting, Mr. Bogan communicated the Fauquier Board’s views on these transaction terms to Mr. Rust.

Between February 20, 2020 and March 6, 2020, Fauquier and Virginia National continued to negotiate the composition of the Virginia National Board after the merger and the anticipated executive succession timeline and exchanged multiple updated drafts of the non-binding letter of intent addressing those issues. On March 6, 2020, Virginia National and Fauquier executed a non-binding letter of intent with respect to a merger of Virginia National and Fauquier. The executed non-binding letter of intent included an exchange ratio of 0.675 shares of Virginia National common stock for each share of Fauquier common stock and provided that the board of directors of the combined company would be composed of six members of the Fauquier Board and seven members of the Virginia National Board.

On March 19, 2020, at a regularly scheduled meeting of the Fauquier Board, representatives of Piper Sandler presented a summary of negotiations regarding the non-binding letter of intent and improvements from Virginia National’s initial offer to the terms of the executed letter of intent. Representatives of Piper Sandler also presented updated information regarding merger-of-equals transactions and analysis of financial metrics for the proposed merger. In the week following this meeting, Fauquier formally engaged Troutman Pepper to act as legal counsel to Fauquier in connection with the proposed merger of Virginia National and Fauquier. On March 26, 2020, Virginia National and Fauquier executed an updated mutual confidentiality agreement to permit each party to conduct an expanded due diligence review of the other.

Beginning in March 2020 and continuing into June 2020, Virginia National and Fauquier conducted further due diligence reviews of the other party. These due diligence reviews included evaluations of business operations, financial performance, loan and securities portfolios, employee benefits, and other matters, with focused review beginning in April 2020 of the impact of the COVID-19 pandemic on each institution’s operations, financial condition and asset quality. In addition, Virginia National engaged third party experts to assist with the due diligence on Fauquier, including a loan portfolio review, stress tests on Fauquier and on Virginia National (standalone and pro forma with Fauquier), employee benefit plans, trust, and limited due diligence on other financial and taxation matters. Fauquier and Virginia National each periodically discussed diligence updates within the executive management team and presented periodic due diligence summaries to their respective boards of directors.

On June 23, 2020, Messrs. Dittmar and Rust on behalf of Virginia National, and Messrs. Adams and Bogan on behalf of Fauquier, met by video conference to discuss the progress of each party’s due diligence review and negotiations of terms for a proposed merger of Virginia National and Fauquier. Following this meeting, the Fauquier Board formed a strategic committee to work with the strategic planning committee of the Virginia National Board to discuss the proposed merger and to negotiate certain terms, including in light of challenges posed by the COVID-19 pandemic to the parties’ negotiations and due diligence reviews. Fauquier directors, Mr. Adams, Mr. Bogan, Jay B. Keyser, Randolph D. Frostick and P. Kurtis Rodgers, served on the strategic committee of the Fauquier Board.

On July 10, 2020, Virginia National’s strategic planning committee held a telephonic meeting with members of Virginia National’s executive management team and representatives of Performance Trust to discuss third party due diligence reviews and the potential transaction with Fauquier. Representatives of Performance Trust provided an update with respect to its financial analysis of the transaction in light of the due diligence findings and the impact of the COVID-19 pandemic on Virginia National and Fauquier. The strategic planning committee separately discussed many aspects of the transaction, focusing on the potential challenges of evaluating Fauquier and executing the transaction during the ongoing pandemic.

On July 22, 2020, the strategic committee of the Fauquier Board met with the strategic planning committee of the Virginia National Board to discuss the merits of the merger transaction, key points for consideration and further negotiation with a particular focus on post-merger corporate governance and executive management succession, and significant due diligence findings to date. On July 24, 2020, Mr. Rust and Mr. Bogan met to discuss due diligence findings to date, including select findings in third-party diligence reviews, as well as issues related to composition of the combined company’s board of directors, executive succession, and a targeted schedule for negotiating a definitive merger agreement.

On August 3, 2020, the strategic planning committee of the Virginia National Board held a telephonic meeting to discuss the proposed merger with Fauquier. During this meeting, the committee engaged in extensive discussions regarding, among other things, corporate governance matters and the composition of the combined company’s board of directors, executive management succession, due diligence findings, impacts of the COVID-19 pandemic, and the timing and execution of the transaction. Following these discussions, the committee affirmed its commitment to move forward with the transaction pursuant to the terms proposed in the March 6, 2020 non-binding letter of intent, and communicated the same to Mr. Bogan.

On August 11, 2020, the Fauquier Board convened a special meeting to discuss the proposed merger between Virginia National and Fauquier and the meeting between the strategic committee of the Fauquier Board and the strategic planning committee of the Virginia National Board. Messrs. Adams, Keyser, Frostick and Rodgers, the outside directors serving on the strategic committee, led a discussion with the full Fauquier Board regarding the financial and strategic benefits of the merger, including increased efficiencies of scale and increased strategic flexibility when responding to challenges, including the COVID-19 pandemic and the low interest rate environment.

On August 20, 2020, at a regularly scheduled meeting of the Fauquier Board, Mr. Bogan led a discussion of the proposed merger of Virginia National and Fauquier. Representatives of Troutman Pepper presented regarding fiduciary duties of directors and standards of director conduct that will apply in connection with the proposed merger. Following that presentation, representatives of Piper Sandler presented a financial update to the Fauquier Board. The Fauquier Board discussed these presentations and significant findings from Fauquier’s due diligence review of Virginia National to date. At the conclusion of this meeting, the Fauquier Board affirmed its commitment to the letter of intent dated March 6, 2020 and authorized Fauquier’s executive management team and Troutman Pepper to begin negotiating final terms for the proposed merger and prepare the necessary legal documentation.

On August 21, 2020, Virginia National authorized Williams Mullen to begin preparing a draft of the definitive merger agreement. An initial draft of the agreement was delivered to Virginia National’s executive management team on August 27, 2020. Virginia National’s executive management team had several telephonic meetings with representatives of Williams Mullen over the next several days to finalize the initial draft agreement to be delivered to Fauquier and its representatives.

During the week of August 24, 2020, the executive management teams of Virginia National and Fauquier met with representatives of Williams Mullen and Performance Trust, and Troutman Pepper and Piper Sandler, respectively, regarding the proposed merger transaction and a proposed timeline for completing their respective due diligence reviews. The parties began refreshing prior due diligence reviews in light of the continuing effects of the COVID-19 pandemic, and further updated Virginia National’s and Fauquier’s internal financial forecasts to reflect the lower interest rate environment and potential credit losses anticipated due to the COVID-19 pandemic.

On August 31, 2020, Mr. Rust and Mr. Bogan met in Charlottesville, Virginia to discuss the proposed merger and focused on the combined company’s pro forma management structure, employee compensation issues, operating budgets for the 2021 fiscal year, and communication strategies if the merger moves forward. On September 2, 2020, Mr. Rust, Mr. Bogan and other representatives of management of Virginia National and Fauquier met to discuss employee benefits plans, equity and cash incentive plans, and other human resources issues.

On September 1, 2020, representatives of Williams Mullen delivered an initial draft of the definitive merger agreement to representatives of Troutman Pepper containing the proposed complete terms of the transaction, and Fauquier’s executive management team and its advisors began their review and negotiation of the provisions of the merger agreement. In addition, the parties continued their respective business, legal and financial investigations and due diligence reviews during the week of August 31, 2020, and conducted supplemental diligence related to the COVID-19 pandemic. On September 9, 2020, Troutman Pepper delivered a revised draft of the proposed merger agreement to Williams Mullen and, between September 9, 2020 and September 28, 2020, Virginia National, Fauquier and their respective financial advisors and legal counsel continued to negotiate the terms of the merger agreement and related documents and various matters related to the proposed combination of Virginia National and Fauquier and exchanged multiple drafts of the transaction documents. During this time, the parties also provided drafts of, reviewed, and asked questions regarding their respective disclosure schedules to the merger agreement and negotiated other aspects of the proposed transaction and related documents.

On September 14, 2020, the strategic planning committee of the Virginia National Board and members of Virginia National’s executive management team held a telephonic meeting with representatives of Williams Mullen to discuss the most recent draft of the definitive merger agreement and ongoing negotiation with Fauquier and its representatives.

On September 17, 2020, the Fauquier Board held its regularly scheduled meeting with members of Fauquier’s executive management team, as well as representatives of Piper Sandler and Troutman Pepper, in attendance. Representatives of Troutman Pepper reviewed with the Fauquier Board the terms of the merger agreement and the terms of the proposed transaction. The Fauquier Board had been provided with a set of meeting materials in advance of the meeting including a draft of the merger agreement, a summary of merger agreement prepared by representatives of Troutman Pepper, and a summary of the fiduciary duties of Fauquier directors under Virginia law. Representatives of Piper Sandler presented information regarding its financial analysis of the proposed transaction. The Fauquier Board asked questions of Fauquier’s management and representatives of Troutman Pepper and Piper Sandler, and engaged in detailed discussion and deliberation regarding the terms of the proposed transaction, with particular focus on corporate governance and employee benefits matters. During this meeting the Fauquier Board considered the strategic and financial benefits of the proposed transaction, including that the forecast earnings per share accretion for Fauquier shareholders exceeded 25% and the forecast dividend per share accretion exceeded 60%, the complementary market footprints with limited overlap and presence in growth markets, the larger legal lending limit of the combined company, the strong pro forma combined management team, that the merger would combine Virginia National’s successful commercial bank franchise with Fauquier’s successful community bank franchise, resulting in diversified loan and deposit portfolios, positive financial performance and strong capital position of each of Fauquier and Virginia National, and increased ability to navigate uncertain market conditions as a larger financial institution.

During the week of September 14, 2020, the executive management teams of Virginia National and Fauquier held several meetings to continue focused due diligence efforts related to the proposed transaction.

From September 17, 2020 to September 28, 2020, the executive management teams of Virginia National and Fauquier, and their respective legal counsel, held several telephonic meetings regarding corporate governance, employee benefits, and executive leadership issues related to the proposed transaction. At these meetings the Virginia National and Fauquier representatives shares multiple proposals to address Fauquier’s employee benefits, supplemental executive retirement plans, outstanding equity awards and employment agreements in the proposed merger.

During the week of September 21, 2020, members of the Virginia National and Fauquier executive management teams continued their respective due diligence investigations and continued to review documents made available in electronic data rooms. Virginia National’s and Fauquier’s due diligence investigations were substantially completed by September 25, 2020. Also during this week, members of management of Virginia National and Fauquier conducted multiple meetings regarding internal and external communications plans for announcing the merger, as well as to discuss select due diligence issues (including with respect to employee benefits) outstanding with respect to the merger.

On September 23, 2020, the Virginia National Board held its regularly scheduled meeting with members of Virginia National’s executive management team, as well as representatives of Performance Trust and Williams Mullen, in attendance. Representatives of Williams Mullen reviewed with the Virginia National Board the terms of the merger agreement, the terms of the proposed transaction, and the directors’ fiduciary duties under applicable law. The Virginia National Board had been provided with a set of meeting materials in advance of the meeting including a draft of the merger agreement, a summary of merger agreement prepared by representatives of Williams Mullen, drafts of the amendments to the Virginia National and Virginia National Bank bylaws to implement the changes in size and composition of their boards of directors, the bank merger agreement, the affiliate agreements, draft resolutions, and a financial presentation prepared by Performance Trust. Representatives of Performance Trust presented a preliminary analysis of the fairness, from a financial point of view, of the per share merger consideration to holders of Virginia National’s common stock. The Virginia National Board asked questions of Virginia National’s management and representatives of Williams Mullen and Performance Trust, and engaged in detailed discussion and deliberation regarding the terms of the proposed transaction, with particular focus on the outstanding corporate governance and employee benefits matters. During this meeting the Virginia National Board considered the strategic and financial benefits of the proposed transaction, including the expectation that the combined company will be better positioned to compete and grow its business and will have superior future earnings and prospects compared to Virginia National on an independent basis. The Virginia National Board also considered the potential risks and uncertainties associated with the merger, including the effects of the COVID-19 pandemic on Virginia National and Fauquier and how those effects could impact the success of the merger and the combined company.

On September 25, 2020, Mr. Rust and Mr. Bogan met telephonically to review the updated terms of the proposed transaction with respect to corporate governance, employee benefits and executive compensation issues. Following the meeting and through September 28, 2020, Virginia National and Fauquier, along with representatives of Williams Mullen and Troutman Pepper, continued to negotiate revisions to the draft merger agreement. During this period, Virginia National, Fauquier, and representatives of Williams Mullen and Troutman Pepper exchanged multiple proposals to resolve open issues with respect to the merger and multiple proposed updates to the merger agreement and other transaction documents.

On September 28, 2020, the Virginia National Board and Virginia National Bank board of directors convened a telephonic joint special meeting to discuss the proposed transaction. Members of Virginia National’s executive management team, representatives of Williams Mullen, and representatives of Performance Trust also participated in the meeting. In advance of the meeting, directors were provided with an updated draft of the merger agreement, a summary of the material changes to the merger agreement since the September 23, 2020 meeting prepared by representatives of Williams Mullen, draft resolutions, and a financial presentation prepared by Performance Trust.

At this meeting, Performance Trust provided an update to its September 23, 2020 presentation and rendered an opinion (which was initially rendered verbally on September 28, 2020 and then confirmed in a written opinion, dated September 30, 2020) to the effect that, as of the date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust as set forth in such opinion, the per share merger consideration was fair, from a financial point of view, to holders of Virginia National’s common stock. Representatives of Williams Mullen discussed with the Virginia National Board the changes to terms of the merger agreement since the meeting on September 23, 2020, restrictions on trading in securities issued by Virginia National before the merger closes, and the timeline and process for announcing and closing the merger.

After considering the proposed terms of the merger agreement, the affiliate agreements and the various presentations of Virginia National’s financial advisors and legal counsel, and the matters discussed during the September 23, 2020 meeting and other prior meetings of the Virginia National Board, including the factors described under the section of this joint proxy statement/prospectus entitled “– Virginia National’s Reasons for the Merger; Recommendation of the Virginia National Board,” the

Virginia National Board determined that the merger agreement, including the merger and the bank merger, were in the best interests of Virginia National and its shareholders, and the Virginia National Board unanimously approved and adopted the merger agreement and the transactions contemplated thereby and determined to recommend that Virginia National’s shareholders approve the merger agreement and the merger. Mr. Rust was authorized to approve and execute the final forms of the merger agreement and related transaction documents consistent with the terms approved by the Virginia National Board.

On September 28, 2020, the Fauquier Board convened a special meeting, held jointly with a special meeting of The Fauquier Bank board of directors, to discuss the proposed transaction. Members of Fauquier’s executive management team, as well as representatives of Piper Sandler and Troutman Pepper, were also in attendance as the Fauquier Board considered approval of the merger agreement and the transactions contemplated by the merger agreement. The Fauquier Board had been provided with a set of meeting materials in advance of the meeting including the merger agreement, a summary of the material changes to the merger agreement prepared by representatives of Troutman Pepper, the bank merger agreement, the affiliate agreements, and a financial presentation prepared by Piper Sandler.

At this meeting, Piper Sandler reviewed with the Fauquier Board the financial aspects of the proposed merger and rendered an opinion (which was initially rendered verbally and then confirmed in a written opinion, dated September 28, 2020) to the effect that, as of the date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler as set forth in such opinion, the exchange ratio was fair, from a financial point of view, to Fauquier’s shareholders. Representatives of Troutman Pepper discussed with the Fauquier Board the terms of the merger agreement and the affiliate agreements, directors’ fiduciary duties under applicable law, and restrictions on trading in securities issued by Fauquier before the merger closes, in each case referencing and updating advice rendered to the Fauquier Board at prior meetings.

After considering the proposed terms of the merger agreement, the affiliate agreements and the various presentations of Fauquier’s financial advisors and legal counsel, and the matters discussed during the September 17, 2020 meeting and other prior meetings of the Fauquier Board, including the factors described under the section of this joint proxy statement/prospectus entitled “– Fauquier’s Reasons for the Merger; Recommendation of the Fauquier Board,” the Fauquier Board determined that the merger agreement, including the merger and the bank merger, were in the best interests of Fauquier and its shareholders, and the Fauquier Board unanimously approved and adopted the merger agreement and the transactions contemplated thereby and determined to recommend that Fauquier’s shareholders approve the merger agreement and the merger. Mr. Bogan was authorized to approve and execute the final forms of the merger agreement and related transaction documents consistent with the terms approved by the Fauquier Board.

Following the meetings of the Virginia National Board and the Fauquier Board on September 28, 2020 and through the evening of September 30, 2020, the executive management teams of Virginia National and Fauquier and their respective legal counsel and financial advisors worked to finalize the merger agreement and other transaction documents.

On the evening of September 30, 2020, Virginia National and Fauquier executed the merger agreement. On the morning of October 1, 2020, Virginia National and Fauquier issued a joint press release publicly announcing the execution of the merger agreement and the terms of the merger.

Virginia National’s Reasons for the Merger; Recommendation of the Virginia National Board

In reaching its determination to approve and adopt the merger agreement, and to recommend the merger agreement to Virginia National shareholders, the Virginia National Board consulted with Virginia National’s management and its financial and legal advisors, and considered a number of factors, including the following:

•

its knowledge of Fauquier’s financial condition, earnings, business operations and prospects, taking into account the results of Virginia National’s extensive due diligence investigation of Fauquier and its loan portfolio;

•

the strategic opportunities associated with expansion into complementary geographic markets in Virginia in which Fauquier operates, and the ability to leverage the combined company’s larger size and increased visibility to continue Virginia National’s expansion into attractive, high growth markets;

•

the advantages of being part of a larger institution that is expected to have over $1.6 billion in assets and $[•] in assets under management, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of the regulatory and competitive environments and the effects of continued rapid consolidation in the financial services industry generally;

•	the compatibility of Virginia National’s business, operations and culture with those of Fauquier;

•	the attractiveness of Fauquier’s low cost funding base to support future growth;

•

the expectation that the combined company will be better positioned to compete and grow its business and will have superior future earnings and prospects compared to Virginia National on an independent basis;

•

the greater potential for increased liquidity in the market for common stock and higher trading multiples of tangible book value and earnings per share of the combined company compared to an institution of Virginia National’s current size;

•

Virginia National’s expectations and analyses of the financial metrics of the merger, including potential cost saving opportunities, expected earnings per share accretion and manageable dilution to tangible book value of approximately 3.9 years;

•

the financial analysis prepared by Performance Trust and the opinion delivered to the Virginia National Board (in its capacity as such) by Performance Trust on September 30, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Performance Trust in preparing the opinion, as to the fairness, from a financial point of view, of the per share merger consideration to holders of Virginia National’s common stock, as more fully described below in the section titled “– Opinion of Virginia National’s Financial Advisor”;

•	the corporate governance and social aspect of the merger, including relative representation on the board of directors of the combined company;

•

the added strength and depth of experience of the members of Fauquier’s management team who will join Virginia National’s management team following the merger, including Marc J. Bogan, Fauquier’s president and chief executive officer, who will become the president and chief executive officer of Virginia National Bank after the merger;

•	the proportionate equity ownership of legacy Virginia National shareholders in the combined company;

•

the anticipated impact on the communities served by Virginia National and Fauquier, and the increased ability to serve the communities and its customer base with responsive commercial banking services and a larger branch network;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary regulatory approvals in a timely manner; and

•	the ability of Virginia National’s management team to successfully integrate and operate the businesses of Virginia National and Fauquier after the merger.

The Virginia National Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the challenges of integrating Fauquier’s business, operations and employees with those of Virginia National;

•	the risk that the benefits and cost savings sought in the merger would not be fully realized;

•	the substantial merger and integration related expenses;

•

the fact that certain of Virginia National’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Virginia National shareholders, as described in more detail in the section entitled “– Interests of Virginia National Directors and Executive Officers in the Merger”;

•	the risk that the merger would not be consummated;

•	the effects of the public announcement of the merger on Virginia National’s customer relationships and its ability to retain employees;

•	the effects of the COVID-19 pandemic on Virginia National and Fauquier and how those effects could impact the success of the merger and the combined company; and

•	the risks of the type and nature described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

In the judgment of the Virginia National Board, the potential benefits of the merger outweigh these considerations.

The preceding discussion of the information and factors considered by the Virginia National Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Virginia National shareholders approve the merger agreement, the Virginia National Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Virginia National Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Virginia National Board based its determination on the totality of the information presented.

The Virginia National Board unanimously determined that the merger agreement is in the best interests of Virginia National and its shareholders. Accordingly, the Virginia National Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Virginia National merger proposal.

Opinion of Virginia National’s Financial Advisor

On September 30, 2020, Performance Trust rendered its opinion to the Virginia National Board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Performance Trust as set forth in its opinion, the per share merger consideration in the merger was fair, from a financial point of view, to holders of Virginia National’s common stock.

Performance Trust’s opinion was directed to the Virginia National Board and only addressed the fairness, from a financial point of view, of the per share merger consideration to holders of Virginia National’s common stock and did not address any other aspect or implication of the merger. The references to Performance Trust’s opinion in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of Performance Trust’s written opinion, which is included as Appendix B to this joint proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Performance Trust in preparing its opinion. However, neither Performance Trust’s opinion, nor the summary of its opinion and the related analyses set forth in this joint proxy statement/prospectus are intended to be, and they do not constitute, advice or a recommendation to the Virginia National Board or any shareholder of Virginia National as to how to act or vote with respect to any matter relating to the merger agreement or otherwise. Performance Trust’s opinion was furnished for the use and benefit of the Virginia National Board (in its capacity as such) in connection with its evaluation of the merger and should not be construed as creating, and Performance Trust will not be deemed to have, any fiduciary duty to the Virginia National Board, Virginia National, any security holder or creditor of Virginia National or any other person, regardless of any prior or ongoing advice or relationships.

In issuing its opinion, among other things, Performance Trust:

(i)	reviewed a draft, dated September 28, 2020, of the merger agreement;

(ii)	reviewed certain publicly available business and financial information relating to Fauquier and its subsidiary, The Fauquier Bank, and Virginia National and its subsidiary, Virginia National Bank;

(iii)

reviewed certain other business, financial, and operating information relating to Fauquier, The Fauquier Bank, Virginia National, and Virginia National Bank provided to Performance Trust by the management of Fauquier and Virginia National, including financial forecasts for Fauquier for the 2020 to 2025 fiscal years ending December 31, and financial forecasts for Virginia National for the 2020 to 2025 fiscal years ending December 31;

(iv)	met with, either by phone or in person, certain members of the management of Fauquier and Virginia National to discuss the business and prospects of Fauquier and Virginia National and the merger;

(v)	reviewed certain terms of the proposed transaction and compared certain of those terms with the publicly available terms of certain transactions that have recently been effected or announced;

(vi)	reviewed certain financial data of Fauquier and Virginia National, and compared that data with similar data for companies with publicly traded equity securities that Performance Trust deemed relevant;

(vii)

reviewed the stock price performance of Virginia National and Fauquier since September 30, 2019 and since the 2016 presidential election and compared that to the performance of selected companies and indexes; and

(viii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that Performance Trust deemed relevant.

In connection with its review, Performance Trust has not independently verified any of the foregoing information and Performance Trust has assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for Virginia National that Performance Trust used in its analyses, the management of Virginia National has advised Performance Trust, and Performance Trust has assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Virginia National as to the future financial performance of Virginia National and Performance Trust expresses no opinion with respect to such estimates or the assumptions on which they are based. Performance Trust has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Virginia National and Fauquier since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Performance Trust that would be material to its analyses or its opinion, and that there is no information or any facts that would make any of the information reviewed by Performance Trust incomplete or misleading. Performance Trust has also assumed, with Virginia National’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Virginia National, Fauquier or the contemplated benefits of the merger and that the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to Performance Trust’s analyses or opinion. Performance Trust has assumed, with Virginia National’s consent, that the merger agreement, when executed by the parties thereto, conformed to the draft reviewed by Performance Trust in all respects material to its analyses.

Performance Trust’s opinion only addresses the fairness, from a financial point of view, of the per share merger consideration to the holders of Virginia National’s common stock in the manner set forth in the full text of its opinion, which is included as Appendix B, and the opinion does not address any other aspect or implication of the merger or any agreement, arrangement or understanding entered into in connection with the merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise.

The issuance of Performance Trust’s opinion was approved by an authorized internal committee of Performance Trust.

Performance Trust’s opinion was necessarily based upon information made available to it as of the date the opinion was rendered on September 30, 2020 and financial, economic, market and other conditions as they existed and could be evaluated on the date the opinion was delivered. Performance Trust has no obligation to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date the opinion was delivered. Performance Trust’s opinion does not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Virginia National, nor does it address the underlying business decision of Virginia National or the Virginia National Board to approve, recommend or proceed with the merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Performance Trust has relied on, with Virginia National’s consent, advice of the outside counsel and the independent accountants of Virginia National, and on the assumptions of the management of Virginia National, as to all legal, regulatory, accounting, insurance and tax matters with respect to Virginia National, Fauquier, and the merger.

In preparing its opinion to the Virginia National Board, Performance Trust performed a variety of analyses, including those described below. The summary of Performance Trust’s analyses is not a complete description of the analyses underlying Performance Trust’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Performance Trust’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Performance Trust arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Performance Trust believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Performance Trust considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Performance Trust did not make separate or quantifiable judgments regarding individual analyses. The implied value reference ranges indicated by Performance Trust’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Virginia National’s control, Fauquier’s control, and Performance Trust’s control. Much of the information used in, and accordingly the results of, Performance Trust’s analyses are inherently subject to substantial uncertainty.

Performance Trust’s opinion and analyses were provided to the Virginia National Board in connection with its consideration of the merger and were among many factors considered by the Virginia National Board in evaluating the merger. Neither Performance Trust’s opinion nor its analyses were determinative of the merger consideration or of the views of the Virginia National Board with respect to the merger.

The following is a summary of the material financial analyses performed in connection with Performance Trust’s opinion rendered to the Virginia National Board on September 30, 2020. No company or transaction used in the analyses described below is identical or directly comparable to Virginia National or the merger. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Performance Trust’s analyses.

Summary of Aggregate Merger Consideration and Implied Transaction Metrics

Performance Trust reviewed the financial terms of the merger. Based on an assumption that 100% of the outstanding shares of Fauquier common stock would be converted into the right to receive 0.675 shares of Virginia National common, and based on Virginia National’s 20-day volume-weighted average closing stock price per share of $24.76 as of September 30, 2020, Performance Trust calculated an aggregate implied transaction value of approximately $63.4 million. Based upon historical financial information for Virginia National as of or for the last twelve months (“LTM”) ended June 30, 2020, Performance Trust calculated the implied transaction metrics listed in the table below.

Transaction Value / Tangible Book Value	89%
Transaction Value / LTM Earnings	9.6x
Transaction Value / Assets	7.7%
Core Deposit Premium	-1.1%

Selected Nationwide Transactions Analysis

Performance Trust analyzed publicly available information relating to selected nationwide “mergers of equals” over the last four years that Performance Trust deemed relevant. Performance Trust identified a sufficient number of transactions for purposes of its analysis but may not have included all transactions that might be deemed comparable to the merger. The seven selected transactions used in this analysis included (buyer / seller – announce date):

•	Blue Ridge Bankshares, Inc. / Bay Banks of Virginia, Inc. – August 13, 2020

•	South State Corp. / CenterState Bank Corp. – January 27, 2020

•	First Horizon National Corp. / IBERIABANK Corp. – November 4, 2019

•	ChoiceOne Financial Services, Inc. / County Bank Corp. – March 25, 2019

•	Riverview Financial Corp. / CBT Financial Corp. – April 20, 2017

•	Southern National Bancorp of Virginia, Inc. / Eastern Virginia Bankshares, Inc. – December 13, 2016

•	Professional Holding Corp. / Virginia Bancorp, Inc. – November 3, 2016

Performance Trust reviewed relative pro-forma market capitalization, board of directors, and ownership compared with that of the Virginia National / Fauquier merger. The results of the selected transactions analysis are summarized below:

	Virginia National / Fauquier	Selected Transactions Median	Selected Transactions 25th Percentile	Selected Transactions 75th Percentile
Relative Market Capitalization Split	51.4 / 48.6	50.1 / 49.9	46.0 / 54.0	51.4 / 48.6
Relative Board of Directors Split	53.8 / 46.2	50.0 / 50.0	50.0 / 50.0	53.8 / 46.2
Relative Ownership Split	51.4 / 48.6	51.0 / 49.0	47.0 / 53.0	54.0 / 46.0

Note: values listed in buyer / target format

Fauquier Selected Public Companies Analysis

Performance Trust considered certain financial information for Fauquier and compared it with selected companies whose equity is publicly traded that Performance Trust deemed relevant. The selected public companies listed below include banks with total assets between $500 million and $1 billion, LTM return on average assets between 0.50% and 1.00%, tangible equity to tangible assets between 8.00% and 10.00%, and a minimum 90-day average daily trading volume of 300 shares. Targets of announced mergers were excluded from the group. The selected companies were selected because they were deemed similar to Fauquier in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Performance Trust identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to Fauquier. The 24 selected companies used in this analysis included:

•	1st Capital Bank – Salinas, CA

•	American River Bankshares – Rancho Cordova, CA

•	American Riviera Bank – Santa Barbara, CA

•	Bank of Botetourt – Buchanan, VA

•	Coastal Carolina Bancshares, Inc. – Myrtle Beach, SC

•	Cortland Bancorp – Cortland, OH

•	F & M Bank Corp. – Timberville, VA

•	Freedom Bank of Virginia – Fairfax, VA

•	GrandSouth Bancorporation – Greenville, SC

•	Jonestown Bank and Trust Co. – Jonestown, PA

•	Juniata Valley Financial Corp. – Mifflintown, PA

•	Mauch Chunk Trust Financial Corp. – Jim Thorpe, PA

•	Parkway Acquisition Corp. – Floyd, VA

•	Pinnacle Bank – Gilroy, CA

•	Potomac Bancshares, Inc. – Charles Town, WV

•	Prime Meridian Holding Co. – Tallahassee, FL

•	River Valley Community Bancorp – Yuba City, CA

•	Sound Financial Bancorp, Inc. – Seattle, WA

•	Sound Atlantic Bancshares, Inc. – Myrtle Beach, SC

•	SouthCrest Financial Group, Inc. – Atlanta, GA

•	Southern Michigan Bancorp, Inc. – Coldwater, MI

•	Touchstone Bankshares, Inc. – Prince George, VA

•	United Bancorp, Inc. – Martins Ferry, OH

•	Westbury Bancorp, Inc. – West Bend, WI

Performance Trust reviewed financial data for the selected companies, including trading value to tangible book value and trading value to LTM earnings. Furthermore, Performance Trust applied the median, 25th percentile, and 75th percentile multiples of the selected companies to Fauquier’s corresponding financial metrics as of June 30, 2020 to determine the implied aggregate deal value and then compared those implied aggregate deal values to the implied merger consideration of $63.4 million in the proposed transaction. The analysis was based on pricing data as of September 30, 2020. The results of the Fauquier selected companies analysis are summarized below.

	Proposed Transaction Multiples	Selected Companies Median	Selected Companies 25th Percentile	Selected Companies 75th Percentile
Trading Price / Tangible Book Value	89%	77%	72%	92%
Trading Price / LTM Earnings	9.6x	10.5x	9.2x	12.9x

	Proposed Consideration ($000s)	Implied Value Median ($000s)	Implied Value Low ($000s)	Implied Value High ($000s)
Trading Price / Tangible Book Value	$63,421	$54,615	$51,356	$65,622
Trading Price / LTM Earnings	$63,421	$69,011	$60,536	$84,801

Dividend Discount Analysis – Valuation

Performance Trust analyzed the discounted present value of Fauquier’s projected free cash flows to equity for the years ending December 31, 2020 through December 31, 2024 on a standalone basis. Performance Trust calculated cash flows assuming Fauquier would maintain an 8.00% tangible common equity to tangible assets ratio, and that it would retain sufficient earnings to maintain that ratio and dividend out any excess cash flows. This analysis was based on the financial forecasts for Fauquier prepared by Fauquier management and approved for use in this analysis by Fauquier management.

Performance Trust applied price to tangible book value multiples, ranging from 80% to 100%, to Fauquier’s projected December 31, 2024 tangible book value and price to earnings multiples, ranging from 8.0x to 12.0x, to Fauquier’s projected calendar year 2024 net income in order to derive a range of projected terminal values for Fauquier at December 31, 2024. The projected cash flows and terminal values were discounted using a rate ranging from 13.50% to 15.50%, which reflected the cost of equity capital for Virginia National using a discount rate build-up method based on the sum of the risk-free free rate, industry equity risk premium, supply-side long term equity premium, and Center for Research in Security Prices deciles size premium. Performance Trust reviewed the range of aggregate prices derived in the dividend discount analysis and compared them to the implied merger consideration of $63.4 million in the proposed transaction. The results of the dividend discount analysis are summarized below.

	Proposed Consideration ($000s)	Implied Value Median ($000s)	Implied Value Low ($000s)	Implied Value High ($000s)
Terminal Value Based on TBV Multiple	$63,421	$57,162	$50,847	$63,529
Terminal Value Based on P/E Multiple	$63,421	$61,431	$50,675	$72,578

Additionally, Performance Trust analyzed the discounted present value of Virginia National’s projected free cash flows to equity for the same period on a standalone basis. Key assumptions for the analysis were consistent with those used for Fauquier’s dividend discount analysis. This analysis was based on the financial forecasts for Virginia National prepared by Virginia National management and approved for use in this analysis by Virginia National management. The results of Virginia National’s dividend discount analysis were compared with those of Fauquier to determine an implied range of exchange ratios. A 10% merger premium was applied to the results of Fauquier’s dividend discount analysis to arrive at the values below:

	Proposed Consideration (x)	Implied Value Median (x)	Implied Value Low (x)	Implied Value High (x)
Exchange Ratio Based on TBV Multiple	0.675	0.686	0.674	0.697
Exchange Ratio Based on P/E Multiple	0.675	0.661	0.644	0.673

Virginia National Selected Public Companies Analysis

Performance Trust considered certain financial information for Virginia National and compared it with selected companies whose equity is publicly traded that Performance Trust deemed relevant. The selected public companies listed below include banks with total assets between $500 million and $1 billion, LTM return on average assets between 0.75% and 1.25%, nonperforming assets to total assets of under 0.50%, and a minimum 90-day average daily trading volume of 100 shares. Targets of announced mergers were excluded. The selected companies were selected because they were deemed similar to Virginia National in one or more respects. Except as described above, no specific numeric or other similar criteria were used to select the selected companies, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria. Performance Trust identified a sufficient number of companies for purposes of its analysis but may not have included all publicly traded companies that might be deemed comparable to Virginia National. The 12 selected companies used in this analysis included:

•	1st Capital Bank – Salinas, CA

•	American Riviera Bank – Santa Barbara, CA

•	Auburn National Bancorp., Inc. – Auburn, AL

•	Bank of San Francisco – San Francisco, CA

•	CITBA Financial Corp. – Mooresville, IN

•	Commencement Bancorp, Inc. – Tacoma, WA

•	CommerceWest Bank – Irvine, CA

•	First Capital, Inc. – Corydon, IN

•	Pinnacle Bank – Gilroy, CA

•	Summit Bank – Eugene, OR

•	Summit State Bank – Santa Rosa, CA

•	York Traditions Bank – York, PA

Performance Trust reviewed financial data for the selected companies, including trading value to tangible book value and trading value to LTM earnings. The analysis was based on pricing data as of September 30, 2020. The table below indicates the selected financial data for Virginia National and the median, 25th percentile, and 75th percentile for the Virginia National selected companies peer group.

	Virginia National Multiples	Selected Companies Median	Selected Companies 25th Percentile	Selected Companies 75th Percentile
Trading Value / Tangible Book Value	82%	90%	70%	107%
Trading Value / LTM Earnings	9.5x	9.8x	8.3x	10.4x

Relative Stock Price Performance Analysis

Performance Trust reviewed the historical price performance of Virginia National and Fauquier common stock for the one year period preceding September 30, 2020 and the period between the U.S. Presidential election on November 8, 2016 and September 30, 2020. Performance Trust then compared the relationship between the stock price performance of the Virginia National and Fauquier common stock to movements in the Virginia National and Fauquier peer groups as well as certain stock indices. The Virginia National and Fauquier peer groups include the selected public companies listed previously. The price performance as of each ending reference date is shown as a percentage of the price as of the starting date.

The results of the relative stock price performance analysis are summarized below.

One Year Stock Price Performance

	September 30, 2019	One-Year (through September 30, 2020)
Virginia National	100%	65%
Virginia National Peer Group	100%	68%
Fauquier	100%	75%
Fauquier Peer Group	100%	77%
Nasdaq Bank Index	100%	71%
S&P 500 Index	100%	114%

Since 2016 Presidential Election Stock Price Performance

	November 8, 2016	Since Presidential Election (through September 30, 2020)
Virginia National	100%	92%
Virginia National Peer Group	100%	118%
Fauquier	100%	98%
Fauquier Peer Group	100%	100%
Nasdaq Bank Index	100%	71%
S&P 500 Index	100%	154%

Other Matters

Virginia National engaged Performance Trust as financial advisor in connection with the potential merger based on Performance Trust’s experience, reputation, and familiarity with Virginia National’s business. Performance Trust has an investment banking division and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions. Performance Trust will receive an investment banking fee for its services in an amount equal to 0.115% of Fauquier’s total assets as of the end of the month prior to the closing of the merger, $40,000 of which was paid by Virginia National upon the execution of the merger agreement and the balance of which is contingent upon consummation of the merger. Virginia National has also previously paid Performance Trust a fee of $10,000 in connection with its engagement and a fee of $25,000 upon delivery of its fairness opinion, neither of which will be credited against the remainder of Performance Trust’s investment banking fee if the merger is completed. In addition, Virginia National has agreed to indemnify Performance Trust and certain related parties for certain liabilities arising out of or related to the engagement and to reimburse Performance Trust for certain expenses incurred in connection with its engagement.

Except in connection with the present engagement, in the two years preceding the date of Performance Trust’s opinion, Performance Trust and its predecessor, Banks Street Partners, LLC, provided investment banking and financial advisory services to Virginia National but did not receive any compensation for such services or enter into any engagement agreement in connection therewith. In the two years preceding the date of Performance Trust’s opinion, Performance Trust did not provide investment banking or financial advisory services to Fauquier.

Performance Trust is a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Performance Trust and its affiliates may acquire, hold or sell, for its and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Virginia National, Fauquier and certain of their affiliates as well as provide investment banking and other financial services to such companies and entities.

Fauquier’s Reasons for the Merger; Recommendation of the Fauquier Board

In reaching its decision to approve and adopt the merger agreement, and to recommend the merger agreement to Fauquier shareholders, the Fauquier Board consulted with Fauquier’s management and its financial and legal advisors, and considered a number of factors, including, among others, the following principal factors which are not presented in order of priority:

•

the reviews undertaken by the Fauquier Board and management with respect to the business strategy of Fauquier and its prospects for the future as an independent financial institution, and the strategic alternatives available to Fauquier;

•

the reviews undertaken by the Fauquier Board of the prospects, challenges and risks facing Fauquier in the current competitive, economic, financial and regulatory environment, and the potential benefits of Fauquier entering into a strategic combination with another financial institution to form a larger organization;

•

Fauquier’s knowledge of Virginia National’s financial condition, earnings, business operations and prospects, taking into account the results of Fauquier’s extensive due diligence investigation of Virginia National;

•

advantages of being part of a larger institution that is expected to have over $1.6 billion in assets and $[●] in assets under management, including a better ability to leverage overhead costs and the potential for operating efficiencies and increased profitability, particularly in light of the regulatory and competitive environments and the effects of consolidation in the financial services industry;

•

the strategic opportunities associated with expansion into complementary geographic markets in which Virginia National operates, the ability to leverage the combined company’s larger size and increased visibility to expand into attractive Northern Virginia markets, and the ability to expand the combined company into attractive, high growth markets;

•	the compatibility of Fauquier’s business, operations and culture with those of Virginia National;

•	the attractiveness of Virginia National’s commercial banking franchise;

•	the expectation that the combined company will be better positioned to compete and grow its business and will have superior future earnings and prospects compared to Fauquier on an independent basis;

•	the expectation that the combined company will be able to leverage a higher legal lending limit to more effectively serve larger customers and accounts;

•

the financial analysis performed by Piper Sandler and the opinion delivered to the Fauquier Board (in its capacity as such) by Piper Sandler on September 28, 2020, and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler in preparing the opinion, the fairness, from a financial point of view, of the exchange ratio in the merger pursuant to the merger agreement to holders of Fauquier’s common stock, as more fully described below in the section titled “– Opinion of Fauquier’s Financial Advisor”;

•

the financial and other terms of the merger agreement, including the deal protection, termination fee and corporate governance provisions (including the relative representation on the board of directors of the combined company), which it reviewed with its outside financial and legal advisors;

•

Fauquier’s expectations and analyses of the financial metrics of the merger, including potential cost saving opportunities and expected earnings per share and dividends per share accretion for shareholders of Fauquier;

•	the proportionate equity ownership of legacy Fauquier shareholders in the combined company;

•

the greater potential for increased liquidity in the market for common stock and higher trading multiples of the combined company compared to a company of Fauquier’s current size, including in light of Virginia National’s plans to pursue a listing on a national stock exchange for shares of Virginia National common stock;

•

the corporate governance and social aspects of the merger, including the strength and depth of experience of members of Virginia National’s management team and employees, the fact that Marc J. Bogan, Fauquier’s president and chief executive officer, will become the president and chief executive officer of Virginia National Bank after the merger, and that six legacy Fauquier directors will join the Virginia National Board after the merger;

•

the anticipated impact on the communities served by Fauquier and Virginia National, and the increased ability to serve the combined company’s communities and customer base with a wider range of banking products and services and a larger branch network;

•	the market for alternative merger or acquisition transactions in the financial services industry and the likelihood and timing of other material strategic transactions;

•	the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all required regulatory and shareholder approvals in a timely manner; and

•	the ability of Virginia National and Fauquier to integrate and operate the lines of business of Virginia National and Fauquier as a combined company following the merger.

The Fauquier Board also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberations on the merger, including, without limitation, the following, which are not presented in order of priority:

•

the fact that Fauquier would be prohibited from soliciting acquisition proposals after execution of the merger agreement, and the possibility that, while it was not viewed as precluding other proposals, the $2.5 million termination fee payable to Virginia National upon the termination of the merger agreement under certain circumstances could potentially discourage certain other potential acquirers from making a competing offer to acquire Fauquier;

•	the potential risks and costs associated with integrating Virginia National’s and Fauquier’s businesses, operations and workforces;

•	the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time periods;

•

the impacts of and uncertainty surrounding the COVID-19 pandemic on Virginia National, Fauquier and U.S. financial markets, and how the effects of the COVID-19 pandemic could impact the success of the merger and the combined company;

•	the substantial merger and integration related expenses;

•

the fact that certain of Fauquier’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as Fauquier shareholders, as described in more detail in the section entitled “– Interests of Fauquier Directors and Executive Officers in the Merger”;

•	the possibility that the merger and the integration process could result in employee attrition and have a negative effect on business and customer relationships;

•

the fact that, while Fauquier expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the closing of the merger, might not be obtained, and as a result, the merger may not be completed;

•

while the merger is pending, Fauquier’s officers and employees will have to focus extensively on actions required to complete the merger, which could divert their attention from Fauquier’s business, and Fauquier will incur substantial costs even if the merger is not consummated;

•

while the merger is pending, Fauquier will be subject to certain customary restrictions on the conduct of its business, which may delay or prevent it from pursuing business opportunities that may arise, or preclude it from taking actions that would be advisable if it was to remain independent;

•	the risks of the type and nature described under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors;” and

•	the possibility of litigation in connection with the merger.

The preceding discussion of the information and factors considered by the Fauquier Board is not intended to be exhaustive, but, rather, includes all of the material factors considered by it in connection with its evaluation of the merger. In reaching its determination to approve and adopt the merger agreement and recommend that Fauquier shareholders approve the merger agreement, the Fauquier Board did not quantify, rank or otherwise assign any relative or specific weights to the factors considered in reaching that determination. In addition, the Fauquier Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Moreover, in considering the information and factors described above, individual directors may have given differing weights to different factors. The Fauquier Board based its determination on the totality of the information presented.

The Fauquier Board unanimously determined that the merger agreement is in the best interests of Fauquier and its shareholders. Accordingly, the Fauquier Board unanimously approved and adopted the merger agreement and unanimously recommends that shareholders vote “FOR” the Fauquier merger proposal.

This explanation of the Fauquier Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Fauquier’s Financial Advisor

Fauquier retained Piper Sandler to act as financial advisor to the Fauquier Board in connection with Fauquier’s consideration of a possible business combination. Fauquier selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to the Fauquier Board in connection with the merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the September 28, 2020 meeting at which the Fauquier Board considered the merger and the merger agreement, Piper Sandler delivered to the Fauquier Board its oral opinion, which was subsequently confirmed in writing on September 28, 2020, to the effect that, as of such date, the exchange ratio was fair to the holders of Fauquier common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Appendix C to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of Fauquier common stock are urged to read the entire opinion carefully in connection with their consideration of the merger.

Piper Sandler’s opinion was directed to the Fauquier Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of Fauquier as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of Fauquier common stock and did not address the underlying business decision of Fauquier to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for Fauquier or the effect of any other transaction in which Fauquier might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of Fauquier or Virginia National, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•	a draft of the merger agreement, dated September 27, 2020;

•	certain publicly available financial statements and other historical financial information of Fauquier that Piper Sandler deemed relevant;

•	certain publicly available financial statements and other historical financial information of Virginia National that Piper Sandler deemed relevant;

•	certain internal financial projections for Fauquier for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Fauquier;

•	certain internal financial projections for Virginia National for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Virginia National;

•

the pro forma financial impact of the merger on Virginia National based on certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior managements of Virginia National;

•

the relative contributions of assets, liabilities, equity and earnings of Fauquier and Virginia National to the combined entity, as well as their respective business models, deposit bases, branch locations and opportunities for synergies and cost savings as a result of the merger, as discussed with the senior management of Fauquier;

•

the publicly reported historical price and trading activity for Fauquier common stock and Virginia National common stock, including a comparison of certain stock market information for Fauquier common stock and Virginia National common stock and certain stock indices as well as publicly available information for certain other similar companies, the securities of which are publicly traded;

•	a comparison of certain financial information for Fauquier and Virginia National with similar financial institutions for which information is publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of Fauquier and its representatives the business, financial condition, results of operations and prospects of Fauquier and held similar discussions with certain members of the management of Virginia National and its representatives regarding the business, financial condition, results of operations and prospects of Virginia National.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by Piper Sandler from public sources, that was provided to Piper Sandler by Fauquier, Virginia National or their respective representatives, or that was otherwise reviewed by Piper Sandler, and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler relied on the assurances of the respective managements of Fauquier and Virginia National that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any respect material to its analysis. Piper Sandler was not asked to perform and did not undertake an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Fauquier or Virginia National, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of Fauquier or Virginia National. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for loan losses of Fauquier or Virginia National, or of the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to Fauquier or Virginia National. Piper Sandler assumed, with Fauquier’s consent, that the respective allowances for loan losses for both Fauquier and Virginia National were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Fauquier for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Fauquier. In addition, Piper Sandler used certain internal financial projections for Virginia National for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Virginia National. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to purchase accounting adjustments, cost savings and transaction expenses, as provided by the senior management of Virginia National. With respect to the foregoing information, the respective senior managements of Fauquier and Virginia National confirmed to Piper Sandler that such information reflected the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of Fauquier and Virginia National, respectively, and the other matters covered thereby, and Piper Sandler assumed that the future financial performance reflected in such information would be achieved. Piper Sandler expressed no opinion as to such information, or the assumptions on which such information was based. Piper Sandler also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of Fauquier or Virginia National since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that Fauquier and Virginia National would remain as going concerns for all periods relevant to its analysis.

Piper Sandler also assumed, with Fauquier’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Fauquier, Virginia National, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with Fauquier’s consent, Piper Sandler relied upon the advice that Fauquier received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of Fauquier common stock or Virginia National common stock at any time or what the value of Virginia National common stock would be once it is actually received by the holders of Fauquier common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the Fauquier Board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to Fauquier or Virginia National and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of Fauquier and Virginia National and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the exchange ratio to the holders of Fauquier common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Fauquier, Virginia National, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Fauquier Board at its September 28, 2020 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of Fauquier common stock or Virginia National common stock or the prices at which Fauquier or Virginia National common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the Fauquier Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the Fauquier Board with respect to the fairness of the exchange ratio.

Summary of Proposed Transaction Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each share of Fauquier common stock issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.675 of a share of common stock of Virginia National. Based on the closing price per share of Virginia National common stock on September 25, 2020 of $24.00 and based upon 3,794,725 shares of Fauquier common stock outstanding and 25,374 Fauquier restricted stock units outstanding and assumed to be converted into Virginia National common shares at the 0.675 exchange ratio, Piper Sandler calculated an aggregate implied transaction value of $61.9 million. Based upon financial information for Fauquier as of or for the last twelve months ended June 30, 2020 and the closing price of Fauquier’s common stock on September 25, 2020, Piper Sandler calculated the following implied transaction metrics:

Transaction Price / Fauquier June 30, 2020 Book Value per Share	86%
Transaction Price / Fauquier June 30, 2020 Tangible Book Value per Share	86%
Transaction Price / Fauquier June 30, 2020 LTM Earnings per Share	9.3x
Transaction Price / Fauquier 2020E Earnings per Share (1)	10.3x
Transaction Price / Fauquier 2021E Earnings per Share (1)	9.0x
Tangible Book Premium / Core Deposits (2)	-1.4%
Tangible Book Premium / Core Deposits (3)	-1.3%
Premium to Fauquier Market Price as of August 18, 2020 (4)	14.1%
Premium to Fauquier Market Price as of September 25, 2020	5.4%

(1)	As provided by Fauquier management
(2)	Core deposits defined as total deposits less time deposits with balances greater than $100,000.
(3)	Core deposits defined as total deposits less time deposits with balances greater than $250,000.
(4)	Represents the closing price on the trading day prior to the August 19, 2020 announcement of an investor group’s disclosure of a 9.5% ownership interest in Fauquier.

Contribution Analysis.

Piper Sandler reviewed the relative contributions of Fauquier and Virginia National to the pro forma balance sheet and income of the combined entity. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of Fauquier and Virginia National shareholders in the combined company:

	Fauquier		Virginia National		Pro Forma
$ value in millions
Balance Sheet:	$	%	$	%	$
Net Loans	$616.3	49.5%	$627.5	50.5%	$1,244
Net Loans, Excluding PPP	$563.5	51.0%	$540.6	49.0%	$1,104
Total Assets	$825.6	50.8%	$799.6	49.2%	$1,625
Total Deposits	$705.8	49.7%	$714.2	50.3%	$1.420
Total Equity	$71.1	47.3%	$79.1	52.7%	$150
Tangible Common Equity	$71.1	47.6%	$78.3	52.4%	$149
Earnings:
Year-to-date Pre-tax Pre-Provision Net Revenue	$4.6	45.8%	$5.5	54.2%	$10.1
Year-to-date Net Income	$3.0	46.0%	$3.5	54.0%	$6.5
2020E Net Income	$6.0	47.9%	$6.5	52.1%	$12.5
2021E Net Income	$6.8	48.2%	$7.3	51.8%	$14.1
Market Valuation:
Market Capitalization as of 9/25/2020	$58.3	47.2%	$65.1	52.8%	$123.5
Pro Forma Ownership to Common Shareholders		49.2%		50.8%

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading prices of Fauquier common stock and Virginia National common stock for the one-year and three-year periods ended September 25, 2020. Piper Sandler then compared the relationship between the movements in the price of Fauquier common stock and Virginia National common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.

One-Year Stock Performance

	Beginning Value September 25, 2019	Ending Value September 25, 2020
Fauquier	100%	77.8%
Virginia National	100%	64.4%
Peer Group	100%	75.8%
S&P 500 Index	100%	110.5%
Nasdaq Bank Index	100%	66.1%

Three-Year Stock Performance

	Beginning Value September 25, 2017	Ending Value September 25, 2020
Fauquier	100%	84.1%
Virginia National	100%	73.9%
Peer Group	100%	77.2%
S&P 500 Index	100%	132.1%
Nasdaq Bank Index	100%	64.7%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for Fauquier and Virginia National with a group of financial institutions selected by Piper Sandler. The Fauquier and Virginia National peer group included publicly traded bank and thrifts headquartered in Virginia, West Virginia, Maryland and Washington, D.C. with total assets between $500 million and $1.5 billion, as of September 25, 2020 (the “Peer Group”)*. The Peer Group consisted of the following companies:

Bank of Botetourt	National Bankshares, Inc.
Bank of the James Financial Group, Inc.	National Capital Bank of Washington
Benchmark Bankshares, Inc.	New Peoples Bankshares, Inc.
Calvin B. Taylor Bankshares, Inc.	Old Point Financial Corporation
Chesapeake Financial Shares, Inc.	Parkway Acquisition Corp.
Community Heritage Financial, Inc.	Partners Bancorp
Eagle Financial Services, Inc.	Pinnacle Bankshares Corporation
F & M Bank Corp.	Potomac Bancshares, Inc.
Farmers and Merchants Bancshares, Inc.	PSB Holding Corporation
First National Corporation	Severn Bancorp, Inc.
Freedom Bank of Virginia	Touchstone Bankshares, Inc.
IBW Financial Corporation	Village Bank and Trust Financial Corp.

*	Excludes Bank of Southside Virginia Corporation, Farmers Bankshares, Inc. (VA) and Main Street Financial Services Corp due to undisclosed shares outstanding.

The analysis compared financial data for Fauquier and Virginia National with corresponding data for the Peer Group as of or for the last twelve months ended June 30, 2020 (unless otherwise noted) with pricing data as of September 25, 2020. The table below sets forth the data for Fauquier, Virginia National, and the median, mean, low and high data for the Peer Group.

Fauquier and Virginia National Comparable Company Analysis (1)

	Fauquier		Virginia National	Peer Group Median	Peer Group Mean	Peer Group Low	Peer Group High
Total assets ($M)	826		800	739	813	504	1,496
Loans / Deposits (%)	88.2		88.5	87.4	85.8	64.9	105.3
Loan Loss Reserves / Gross Loans	1.03		0.78	0.97	0.96	0.34	1.34
Nonperforming Assets (2) / Total Assets (%)	1.39		0.26	0.69	0.84	0.30	2.03
Tangible Common Equity/Tangible Assets (%)	8.61		9.81	8.94	9.25	6.45	14.46
Tier 1 Leverage Ratio (%)	9.00	(1)	9.84	9.36	9.88	7.11	15.10
Total Risk-Based Capital Ratio (%)	13.48	(1)	15.56	14.13	14.46	11.67	21.51
CRE / Total Risk-Based Capital Ratio (%) (3)	212.7		219.9	204.1	211.2	139.9	437.3
LTM Return on Average Assets (%)	0.90		0.96	0.82	0.84	0.19	1.43
LTM Return on Average Equity (%)	9.75		8.86	7.99	8.29	2.53	15.18
LTM Net Interest Margin (%)	3.65		3.28	3.60	3.66	3.15	4.45
LTM Efficiency Ratio (%)	70.6		63.5	72.0	71.4	51.1	86.2
Price/Tangible Book Value (%)	82		83	76	77	39	101
Price/LTM Earnings per Share (x)	8.8		9.5	10.1	11.3	2.7	30.8
Current Dividend Yield (%)	3.3		5.0	2.9	2.6	0.0	5.5
Market Value ($M)	58		65	48	60	17	163

(1)	Bank level financial data used when holding company information was unavailable.
(2)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned.
(3)	For banks that have adopted the community bank leverage ratio, the column reflects Tier 1 Capital plus ALLL in lieu of Total Risk Based Capital.

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of a share of Fauquier common stock assuming Fauquier performed in accordance with certain internal financial projections for Fauquier for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Fauquier. To approximate the terminal value of a share of Fauquier common stock at December 31, 2024, Piper Sandler applied price to 2024 earnings multiples ranging from 7.0x to 12.0x and multiples of December 31, 2024 tangible book value ranging from 60% to 100%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Fauquier common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Fauquier common stock of $9.83 to $19.82 when applying multiples of earnings and $9.65 to $18.95 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
9.0%	$12.31	$13.81	$15.31	$16.81	$18.31	$19.82
10.0%	11.84	13.28	14.72	16.17	17.61	19.05
11.0%	11.40	12.78	14.17	15.55	16.93	18.32
12.0%	10.98	12.31	13.63	14.96	16.29	17.62
13.0%	10.57	11.85	13.13	14.41	15.68	16.96
14.0%	10.19	11.42	12.65	13.87	15.10	16.33
15.0%	9.83	11.01	12.19	13.37	14.55	15.73

Tangible Book Value Per Share Multiples

Discount Rate	60%	70%	80%	90%	100%
9.0%	$12.09	$13.80	$15.52	$17.23	$18.95
10.0%	11.63	13.28	14.92	16.57	18.22
11.0%	11.20	12.78	14.36	15.94	17.52
12.0%	10.78	12.30	13.82	15.34	16.86
13.0%	10.39	11.85	13.31	14.76	16.22
14.0%	10.01	11.41	12.82	14.22	15.62
15.0%	9.65	11.00	12.35	13.70	15.05

Piper Sandler also considered and discussed with the Fauquier Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming Fauquier’s earnings varied from 15.0% above projections to 15.0% below projections. This analysis resulted in the following range of per share values for Fauquier’s common stock, applying the price to 2024 earnings multiples range of 7.0x to 12.0x referred to above and a discount rate of 12.26%.

Annual Estimate Variance	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
(15.0%)	$9.49	$10.61	$11.73	$12.84	$13.96	$15.08
(10.0%)	9.95	11.13	12.32	13.50	14.69	15.87
(5.0%)	10.41	11.66	12.91	14.16	15.41	16.66
0.0%	10.87	12.19	13.50	14.82	16.13	17.45
5.0%	11.33	12.71	14.09	15.48	16.86	18.24
10.0%	11.79	13.24	14.69	16.13	17.58	19.03
15.0%	12.25	13.77	15.28	16.79	18.30	19.82

Piper Sandler also performed an analysis that estimated the net present value per share of Virginia National common stock, assuming Virginia National performed in accordance with certain internal financial projections for Virginia National for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Virginia National. To approximate the terminal value of a share of Virginia National common stock at December 31, 2024, Piper Sandler applied price to 2024 earnings multiples ranging from 7.0x to 12.0x and multiples of December 31, 2024 tangible book value ranging from 60% to 100%. The terminal values were then discounted to present values using different discount rates ranging from 9.0% to 15.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Virginia National common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Virginia National common stock of $15.99 to $31.00 when applying multiples of earnings and $15.46 to $29.12 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
9.0%	$19.87	$22.10	$24.32	$26.55	$28.77	$31.00
10.0%	19.15	21.28	23.42	25.55	27.69	29.82
11.0%	18.45	20.50	22.55	24.60	26.65	28.70
12.0%	17.79	19.76	21.73	23.70	25.67	27.64
13.0%	17.17	19.06	20.95	22.84	24.73	26.62
14.0%	16.56	18.38	20.20	22.02	23.84	25.66
15.0%	15.99	17.74	19.49	21.24	22.98	24.73

Tangible Book Value Per Share Multiples

Discount Rate	60%	70%	80%	90%	100%
9.0%	$19.19	$21.67	$24.16	$26.64	$29.12
10.0%	18.49	20.88	23.26	25.64	28.02
11.0%	17.83	20.11	22.40	24.69	26.98
12.0%	17.19	19.39	21.59	23.78	25.98
13.0%	16.59	18.70	20.81	22.92	25.03
14.0%	16.01	18.04	20.07	22.09	24.12
15.0%	15.46	17.41	19.36	21.31	23.26

Piper Sandler also considered and discussed with the Fauquier Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming Virginia National’s earnings varied from 15.0% above projections to 15.0% below projections. This analysis resulted in the following range of per share values for Virginia National common stock, applying the price to 2024 earnings multiples range of 7.0x to 12.0x referred to above and a discount rate of 12.26%.

Annual Estimate Variance	7.0x	8.0x	9.0x	10.0x	11.0x	12.0x
(15.0%)	$15.58	$17.24	$18.90	$20.55	$22.21	$23.87
(10.0%)	16.26	18.02	19.77	21.53	23.28	25.03
(5.0%)	16.95	18.80	20.65	22.50	24.35	26.20
0.0%	17.63	19.58	21.53	23.48	25.42	27.37
5.0%	18.31	20.36	22.40	24.45	26.50	28.54
10.0%	18.99	21.14	23.28	25.42	27.57	29.71
15.0%	19.68	21.92	24.16	26.40	28.64	30.88

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the merger on Virginia National assuming the merger closes on March 31, 2021. Piper Sandler utilized the following information and assumptions: (i) certain internal financial projections for Fauquier for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Fauquier, (ii) certain internal financial projections for Virginia National for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Virginia National, and (iii) certain assumptions relating to transaction expenses, purchase accounting adjustments, and cost savings, as provided by the senior management of Virginia National. The analysis indicated that the merger could be accretive to Virginia National’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2021 through December 31, 2024 and dilutive to Virginia National’s estimated tangible book value per share at closing.

In connection with this analysis, Piper Sandler considered and discussed with the Fauquier Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as Fauquier’s financial advisor in connection with the merger and will receive a fee for such services, which fee is estimated to be approximately $835,000 based on the market value of Virginia National’s common stock at the time the merger was announced. Piper Sandler’s fee is equal to 1.35% of the aggregate purchase price, which will vary based on the market value of Virginia National’s common stock at the time of closing. Piper Sandler received approximately $210,000 of its advisory fee upon execution of the merger agreement, and the balance of the advisory fee is contingent upon completion of the merger. Piper Sandler also received a $250,000 fee from Fauquier upon rendering its opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon consummation of the merger. Fauquier has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement.

In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any investment banking services to Fauquier. Piper Sandler did not provide any investment banking services to Virginia National in the two years preceding the date of its opinion. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to Fauquier and Virginia National. Piper Sandler may also actively trade the equity and debt securities of Fauquier and Virginia National for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Certain Unaudited Prospective Financial Information

Virginia National and Fauquier do not as a matter of course make public projections as to future performance, revenues, earnings or other financial results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, Virginia National and Fauquier are including in this joint proxy statement/prospectus certain unaudited prospective financial information that was made available to or discussed with the parties’ respective financial advisors in connection with the merger. The inclusion of this information should not be regarded as an indication that any of Virginia National, Fauquier, Performance Trust or Piper Sandler, their respective representatives or any other recipients of this information considered, or now considers, it to be necessarily predictive of actual or future results, or that it should be construed as financial guidance, and it should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made with respect to business, economic, market, competition, regulatory and financial conditions and matters specific to Virginia National’s and Fauquier’s respective business, all of which are difficult to predict and many of which are beyond Virginia National’s and Fauquier’s control. The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Virginia National and Fauquier can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Virginia National’s and Fauquier’s business, industry performance, general business and economic conditions, competition and adverse changes in applicable laws, regulations or rules, and the various risks similar to those set forth in the “Risk Factors” section beginning on page [●].

The unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In addition, the unaudited prospective financial information requires significant estimates and assumptions that make it inherently less comparable to the similarly titled GAAP measures in Virginia National’s and Fauquier’s historical GAAP financial statements. Neither Virginia National’s or Fauquier’s auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Virginia National and Fauquier can give no assurance that, had the unaudited prospective financial information been prepared as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Virginia National and Fauquier do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions. The unaudited prospective financial information does not take into account the possible financial and other effects on either Virginia National or Fauquier, as applicable, of the merger and does not attempt to predict or suggest future results of Virginia National after giving effect to the merger. The unaudited prospective financial information does not give effect to the merger, including the impact of negotiating or executing the merger agreement, the expenses that may be incurred in connection with completing the merger, the potential synergies that may be achieved by Virginia National as a result of the merger, the effect on either Virginia National or Fauquier, as applicable, of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on either Virginia National or Fauquier, as applicable, of any possible failure of the merger to occur. None of Virginia National, Fauquier, Performance Trust or Piper Sandler or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Virginia National or Fauquier shareholder or other person regarding Virginia National’s or Fauquier’s ultimate performance compared to the information contained in the unaudited prospective financial information or that the projected results will be achieved.

In light of the foregoing, and considering that the shareholder meetings will be held many months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Virginia National and Fauquier shareholders are cautioned not to place unwarranted reliance on such information, and Virginia National and Fauquier urge all shareholders to review Virginia National’s and Fauquier’s financial statements and other information contained elsewhere in this joint proxy statement/prospectus for a description of Virginia National’s and Fauquier’s business and financial results.

For purposes of Piper Sandler’s Fauquier net present value analysis performed in connection with Piper Sandler’s opinion, Piper Sandler used certain internal financial projections for Fauquier for the years ending December 31, 2020 through December 31 2024, as provided by the senior management of Fauquier. The following table summarizes this unaudited prospective financial information for the fiscal years ended in the periods presented with respect to Fauquier as used by Piper Sandler:

	12/31/2020		12/31/2021	12/31/2022	12/31/2023	12/31/2024
Net Income ($000s)	$5,981		$6,800	$7,300	$7,900	$8,400
Earnings Per Share ($)	$1.58		$1.78	$1.92	$2.08	$2.21
Dividends Per Share ($)	$0.25	(1)	$0.50	$0.50	$0.50	$0.50
Tangible Book Value Per Share ($)	$19.28		$20.57	$21.99	$23.57	$25.29

(1)	Represents dividends for the quarters ending September 30, 2020 and December 31, 2020.

For purposes of Piper Sandler’s Virginia National net present value analysis performed in connection with Piper Sandler’s opinion, Piper Sandler used certain internal financial projections for Virginia National for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of Virginia National. The following table summarizes this unaudited prospective financial information for the periods presented with respect to Virginia National as used by Piper Sandler:

	12/31/2020		12/31/2021	12/31/2022	12/31/2023	12/31/2024
Net Income ($000s)	$6,500		$7,300	$7,800	$8,300	$8,900
Earnings Per Share ($)	$2.40		$2.69	$2.87	$3.06	$3.28
Dividends Per Share ($)	$0.60	(1)	$1.20	$1.20	$1.20	$1.20
Tangible Book Value Per Share ($)	$29.39		$30.91	$32.61	$34.49	$36.58

(1)	Represents dividends for the quarters ending September 30, 2020 and December 31, 2020.

For purposes of Performance Trust’s dividend discount analysis performed in connection with Performance Trust’s opinion, Performance Trust used certain financial projections prepared by the management of Virginia National relating to each of Fauquier and Virginia National for the periods ending December 31, 2020 through December 31, 2024. The following table summarizes this unaudited prospective financial information with respect to Virginia National and Fauquier as used by Performance Trust:

Virginia National

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Net Income ($000s)	$6,562	$7,280	$7,790	$8,335	$8,919
Earnings Per Share ($)	$2.44	$2.68	$2.87	$3.07	$3.29
Dividends Per Share ($)	$1.20	$1.20	$1.20	$1.20	$1.20
Total Assets ($000s)	$818,198	$859,108	$902,063	$947,166	$994,525
Tangible Book Value Per Share ($)	$29.90	$31.03	$32.74	$34.64	$36.76

Fauquier

	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Net Income ($000s)	$6,376	$6,839	$7,338	$7,875	$8,442
Earnings Per Share ($)	$1.68	$1.80	$1.93	$2.08	$2.22
Dividends Per Share ($)	$0.50	$0.50	$0.50	$0.50	$0.50
Total Assets ($000s)	$848,125	$890,531	$935,058	$981,811	$1,030,901
Tangible Book Value Per Share ($)	$19.62	$20.93	$22.36	$23.93	$25.66

Interests of Virginia National Directors and Executive Officers in the Merger

In considering the recommendation of the Virginia National Board that you approve the merger, you should be aware that Virginia National’s directors and executive officers have interests that are different from, or are in addition to, those of Virginia National shareholders generally. The Virginia National Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Treatment of Virginia National Restricted Stock for Non-Employee Directors.

As of November 1, 2020, each non-employee director of Virginia National owns 1,152 unvested shares of restricted stock of Virginia National that will vest if the director ceases to serve on the Virginia National Board within one year following the merger. The value of the vesting of restricted stock would be approximately $28,074 for each such director assuming (i) a price per share of Virginia National common stock of $24.37, which is the average closing price per share of Virginia National common stock as quoted on the OTC Market Group’s OTCQX marketplace over the first five business days following the first public announcement of the merger on October 1, 2020, and (ii) the director ceases to serve on the Virginia National Board within one year following the merger.

Management Continuity Agreements

Virginia National has entered into amended and restated management continuity agreements with certain of its executive officers, including Glenn W. Rust, Virginia R. Bayes and Donna G. Shewmake. For a description of the management continuity agreements, see “Information About Virginia National – Executive Compensation – Employment and Change in Control Arrangements” beginning on page [•].

Under the terms of the management continuity agreements, the merger constitutes a “change in control” and, as a result, Mr. Rust, Ms. Bayes and Ms. Shewmake will be entitled to cash severance payments if his or her employment is involuntarily terminated without cause or voluntarily terminated for good reason within two years following the merger, which is considered a “double trigger” arrangement. It is currently anticipated that Mr. Rust will continue to serve as president and chief executive officer of Virginia National after the merger, and that Ms. Bayes and Ms. Shewmake will continue serving in their current positions at Virginia National after the merger.

Potential Payments and Benefits to Virginia National Named Executive Officers in Connection with a Change in Control

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about the payments and benefits that each of Virginia National’s named executive officers may receive in connection with the merger, assuming: (i) that the effective time of the merger is November 1, 2020, which is the assumed date of the closing solely for purposes of the disclosure in this section; and (ii) a per share price of Virginia National common stock of $24.37, which is the average closing price per share of Virginia National common stock as quoted on the OTC Market Group’s OTCQX marketplace over the first five business days following the first public announcement of the merger on October 1, 2020. Payments that would be due under the management continuity agreements and equity award agreements if a termination of employment occurs are included in the table below, in accordance with SEC disclosure rules, even though such individuals are expected to remain in the employ of Virginia National following the merger; therefore, it is not currently intended that such individuals will realize a termination of employment or receive related severance benefits.

The amounts below do not include the value of benefits which the named executive officers are already entitled to receive or vested in as of the date of this joint proxy statement/prospectus without regard to the occurrence of a change in control. The amounts below are estimates based on multiple assumptions that may or may not actually occur, and as a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer of Virginia National may differ materially from the amounts shown below.

Named Executive Officer	Cash ($) (1)	Equity ($) (2)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Total ($)
Glenn W. Rust	$1,021,017	—	—	—	$1,021,017
Virginia R. Bayes	599,507	$85,456	—	—	684,963
Donna G. Shewmake	576,123	85,456	—	—	661,579

(1)

The cash amounts consist of estimated cash severance, payments in continuation of employee welfare benefits, and payments in lieu of 401(k) plan contributions pursuant to the terms of the executives’ management continuity agreements, which are considered “double trigger” benefits since the severance amounts are payable only if the executive’s employment is terminated without cause or for good reason within two years after the merger.

(2)

The amounts in this column reflect the value of unvested Virginia National restricted stock and in-the-money option awards that may vest on an accelerated basis in connection with the merger in the event the executive officer’s employment is terminated. The amounts in this column assume that no new equity awards have been granted to the named executive officers following the date of the merger agreement.

Interests of Fauquier Directors and Executive Officers in the Merger

In considering the recommendation of the Fauquier Board that you approve the merger, you should be aware that Fauquier’s directors and executive officers have interests that are different from, or are in addition to, those of Fauquier shareholders generally. The Fauquier Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the merger agreement and to recommend that you vote in favor of approving the merger agreement.

Amounts disclosed below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below, and do not reflect certain compensation actions that may be taken or that may occur before completion of the merger. Except as otherwise specifically noted, for purposes of quantifying the potential payments and benefits described in this section, the following assumptions were used:

•

the relevant price of Fauquier common stock is $15.48, which is the average closing price per share of Fauquier common stock as quoted on The Nasdaq Capital Market over the first five business days following the first public announcement of the merger on October 1, 2020;

•	the effective time of the merger is November 1, 2020, which is the assumed date of the closing solely for purposes of disclosure in this section; and

•

the employment of each executive officer of Fauquier is terminated without “cause” (as such term is defined in the relevant Fauquier employment agreements in effect on that date) immediately following the assumed effective time of the merger on November 1, 2020.

Appointment of Individuals to the Boards of Directors of Virginia National and Virginia National Bank

Pursuant to the merger agreement, Virginia National will appoint six directors of Fauquier as directors of Virginia National and Virginia National Bank effective upon consummation of the merger, including the chairman of the Fauquier Board, John B. Adams, Jr., and the president and chief executive officer of Fauquier, Marc J. Bogan. Mr. Adams will also be appointed vice chairman of the boards of directors of Virginia National and Virginia National Bank and a member of the strategic planning committee. Subject to each board’s compliance with its fiduciary duties, Virginia National and Virginia National Bank also will nominate and recommend these six individuals for reelection to the boards of directors of Virginia National and Virginia National Bank at each company’s first annual meeting of shareholders following the effective time of the merger.

The merger agreement provides that the four individuals to be appointed as directors of Virginia National and Virginia National Bank, in addition to Messrs. Adams and Bogan, will be designated by Fauquier after consultation with Virginia National. Fauquier currently intends to designate [●], [●], [●] and [●] as the four Fauquier directors to be appointed as directors of Virginia National and Virginia National Bank.

All directors of Virginia National and Virginia National Bank, including those appointed in connection with the merger, will be compensated in accordance with Virginia National’s director compensation policy as then in effect. For more information, see “Information about Virginia National – Board of Directors and Director Compensation” beginning on page [●].

Indemnification and Insurance

Virginia National has agreed to indemnify and advance expenses to any person who has rights to indemnification or advancement of expenses from Fauquier or any of its subsidiaries against certain liabilities arising before the effective time of the merger. Virginia National also has agreed to purchase a six-year “tail” insurance policy providing for terms and conditions no less favorable than Fauquier’s existing insurance, for the current directors and officers of Fauquier, subject to a cap on the cost of such policy equal to 300% of the last annual premium paid by Fauquier for such insurance.

Merger Consideration to be Received by Fauquier Directors and Executive Officers in Exchange for Their Shares of Fauquier Common Stock

As noted in “Security Ownership of Certain Beneficial Owners and Management of Fauquier,” the directors and officers of Fauquier beneficially own shares of Fauquier common stock. As a result, like all other Fauquier shareholders, these directors and officers will be entitled to receive merger consideration upon the consummation of the merger. As a result of the merger, each share of Fauquier common stock will be converted into the right to receive 0.675 shares of Virginia National common stock. Additionally, like other Fauquier shareholders, these directors and officers will receive cash in lieu of fractional shares.

Treatment of Fauquier Restricted Stock and Restricted Stock Units

Certain directors and executive officers of Fauquier also hold Fauquier restricted stock and restricted stock units. These equity-based awards, whether held by directors and executive officers of Fauquier or other Fauquier shareholders, will be treated in the merger as described under “The Merger Agreement – Treatment of Fauquier Equity-Based Awards.”

The following table shows, with respect to each executive officer and director of Fauquier, the value of the vesting of restricted stock and restricted stock units for each executive officer and director of Fauquier based on equity-based awards outstanding as of November 1, 2020 and based on the assumptions described above.

Name	Shares of Restricted Stock (1)	Value of Restricted Stock Subject to Vesting Acceleration	Restricted Stock Units (2)	Value of Restricted Stock Units Subject to Vesting Acceleration
John B. Adams, Jr.	—	—	—	—
Marc. J. Bogan	8,017	$124,103	11,117	$172,091
Kevin T. Carter	—	—	—	—
Donna D. Flory	—	—	—	—
Randolph D. Frostick	—	—	—	—
Christine E. Headly	3,320	$51,394	4,463	$69,087
Jay B. Keyser	—	—	—	—
Randolph T. Minter	—	—	—	—
Brian S. Montgomery	—	—	—	—
Chip S. Register	3,205	$49,613	4,268	$66,069
P. Kurtis Rodgers	—	—	—	—
Sterling T. Strange	—	—	—	—

(1)

The restricted stock granted to nonemployee directors are automatically vested on the grant date but are subject to transferability restrictions that lapse on the third anniversary of the grant date. Each nonemployee director owns 1,404 shares of Fauquier common stock with respect to which, for any nonemployee director who will not join the Virginia National board following the merger, pursuant to the merger agreement transferability restrictions will automatically lapse at the effective time of the merger.

(2)	Fauquier did not grant restricted stock units to any nonemployee directors.

Employment Agreements and Change in Control Agreement with Fauquier

The executive officers of Fauquier who have employment agreements with Fauquier are Marc J. Bogan and Christine E. Headly.

For a description of Mr. Bogan’s employment agreement with Fauquier, see “Information About Fauquier – Executive Compensation – Employment Agreement” beginning on page [●].

Ms. Headly’s employment agreement provides for a fixed term through December 31, 2021, unless terminated earlier in accordance with the terms of the agreement. The employment agreement provides for a minimum base salary of $200,000 per year. Ms. Headly will have the opportunity to earn short- and long-term cash and equity incentive awards and certain other benefits, including reimbursement of business expenses.

Ms. Headly’s employment agreement provides for benefits in the event of a termination of her employment by Fauquier without “cause” or by her for “good reason” (as those terms are defined in the employment agreement). In such cases, Ms. Headly will be entitled to receive (i) the amount, if any, of any earned but unpaid incentive or bonus compensation with respect to any completed calendar year immediately preceding the date of termination; (ii) the product of the annual incentive bonus paid or payable for the year that includes the date of termination, based on attainment of applicable goals for the year, and a fraction, the numerator of which is the number of days in the current year through the date of termination and the denominator of which is 365; and (iii) her then-current base salary for the lesser of the remainder of the term of her agreement or a period of 12 months. Ms. Headly’s entitlement to the foregoing severance payments is subject to her execution of a release and waiver of claims against Fauquier and its affiliates and her compliance with the restrictive covenants provided in her employment agreement.

Ms. Headly’s employment agreement contains restrictive covenants relating to the protection of confidential information, non-disclosure, non-competition and non-solicitation. The non-competition and non-solicitation covenants generally continue for a period of 12 months following the earlier of the expiration of the employment agreement or termination of employment.

The Fauquier Bank also entered into a change in control agreement with Chip S. Register. Mr. Register’s change in control agreement provides for benefits if, within three years following a change in control, his employment by The Fauquier Bank is terminated without “cause” or he resigns for “good reason” (as those terms are defined in the change in control agreement). In such cases, Mr. Register will receive (i) a cash amount equal to 2.99 times his highest annual compensation for the six month period prior to his termination; (ii) a cash amount equal to the actuarial equivalent of his retirement pension to which he would have been entitled to receive under the terms of such retirement plan or programs had he accumulated three additional years of continuous service after his termination at his base salary rate in effect on the date of his termination under such retirement plans or programs and reduced by the single sum actuarial equivalent of any amounts to which he is entitled; and (iii) continued participation in all of the employee benefit plans and programs that he was entitled to participate in prior to his termination for three years. Upon a change in control, all outstanding stock options, if any, will vest and become fully exercisable. In the event of litigation to challenge, enforce or interpret the agreement that does not end in The Fauquier Bank’s favor, The Fauquier Bank will indemnify Mr. Register for reasonable attorneys’ fees and pay post-judgement interest on any money judgement.

Under the change in control agreement with Mr. Register, if the payments and benefits under the employment agreement, together with other payments and benefits Mr. Register has received or may have the right to receive, on account of a change in control would subject Mr. Register to the excise tax imposed under Section 4999 of the Code, then the payments and benefits shall be reduced by The Fauquier Bank to the minimum extent necessary so that none of the payments or benefits are subject to the excise tax.

The term of Mr. Register’s change in control agreement automatically renews and is extended for three years following a change in control.

New Virginia National Employment Agreement with Mr. Bogan

Pursuant to the merger agreement, at the effective time of the bank merger Mr. Bogan will be employed as president and chief executive officer of Virginia National Bank. Virginia National and Virginia National Bank have entered into an employment agreement with Mr. Bogan pursuant to which he will serve as president and chief executive officer of Virginia National Bank and that will be effective upon consummation of the merger until the two-year anniversary of the effectiveness of the merger. Upon its effectiveness, the new employment agreement with Mr. Bogan will supersede Mr. Bogan’s current employment agreement with Fauquier, and accordingly Mr. Bogan will have no rights or entitlements and will receive no payments or benefits under his current employment agreement with Fauquier at the effective time of the merger.

Mr. Bogan’s new employment agreement provides that Mr. Bogan will receive an annual base salary to be determined by Virginia National in accordance with its salary administration program, with the initial base salary equal to Mr. Bogan’s base salary as president and chief executive officer of Fauquier prior to the merger (currently, $332,500, subject to increase prior to the merger up to a base salary rate of $350,000). Mr. Bogan’s base salary will be reviewed annually and will be subject to adjustment by the board of directors or compensation committee of Virginia National, provided that any downward adjustment may only be made in connection with a general reduction of base salary that affects all senior officers of Virginia National. Mr. Bogan’s new employment agreement provides opportunities for short- and long-term cash and equity incentive opportunities and certain other benefits, including an automobile allowance and reimbursement of business and relocation expenses.

Mr. Bogan’s new employment agreement further provides that, if Mr. Bogan is not promoted to chief executive officer of Virginia National on or before the first anniversary of the effectiveness of the merger but remains employed by Virginia National on that date, Mr. Bogan will receive a lump sum payment of $475,000 within thirty (30) days of such first anniversary.

Further, if Mr. Bogan is either (i) not promoted to chief executive officer of Virginia National on or before the second anniversary of the effective date of the merger but remains employed by Virginia National on that date, or (ii) Mr. Bogan is promoted to chief executive officer within two years following the effective date of the merger, then he will be offered an agreement, which will be effective no later than the earlier of the day following the second anniversary of the effectiveness of the merger or the date he is promoted to chief executive officer, as may be applicable, providing for benefits on a change in control of Virginia National in an amount no less favorable than those provided to the then-serving chief executive officer of Virginia National.

If, prior to being promoted to chief executive officer of Virginia National or otherwise entering into the change in control agreement described in the preceding paragraph, Mr. Bogan is terminated without “cause” or resigns for “good reason” (as those terms are defined in the employment agreement), Mr. Bogan’s new employment agreement provides certain benefits. In such cases, Mr. Bogan will receive the sum of (i) any accrued but unpaid base salary, unreimbursed expenses and such employee benefits (including equity compensation) to which he is entitled, (ii) the amount, if any, of any earned but unpaid incentive or bonus compensation with respect to any completed calendar year immediately preceding the date of termination, (iii) the product of the annual cash bonus paid or payable for the most recently completed year and a fraction, the numerator of which is the number of days in the current year through the date of termination and the denominator of which is 365, and (iv) any benefits or awards (including cash and stock components) which pursuant to the terms of any plans, policies or programs have been earned or become payable, but which have not been paid. Unless otherwise specified in the employment agreement, such benefits will be paid in a lump sum within 10 days following the effective date of the release (described below).

Further, he will receive an amount equal to 2.99 times the sum of (i) his base salary in effect at the date of termination, and (ii) his highest annual cash bonus paid or payable for the two most recently completed years. This severance benefit will be paid to Mr. Bogan in a lump sum cash payment within thirty (30) days after the effective date of the release (described below). In addition, if he elects coverage under the Consolidated Omnibus Reconciliation Act of 1985, as amended (“COBRA”), Mr. Bogan will be entitled to a reimbursement of the difference between the monthly COBRA premium amount paid by Mr. Bogan for him and his eligible dependents and the monthly premium paid by Virginia National for similarly situated active employees, provided that such benefits will not extend beyond the 18-month period permitted by COBRA.

Mr. Bogan’s entitlement to the foregoing severance payments is subject to his execution of a release and waiver of claims against Virginia National and its affiliates.

Mr. Bogan’s new employment agreement requires Mr. Bogan to execute Virginia National’s standard non-disclosure, non-solicitation and non-competition agreement except that the non-competition period may be up to 24 months following termination of employment depending upon the circumstances of his termination. For a description of this agreement, see “Information About Virginia National – Executive Compensation – Employment and Change in Control Agreements” beginning on page [●].

Under the new employment agreement with Mr. Bogan, if the payments and benefits under the employment agreement, together with other payments and benefits Mr. Bogan has received or may have the right to receive, on account of a change in control would subject Mr. Bogan to the excise tax imposed under Section 4999 of the Code, then the payments and benefits shall be reduced by Virginia National to the minimum extent necessary so that none of the payments or benefits are subject to the excise tax, provided that no such reduction shall be made if Mr. Bogan’s net after-tax benefit, assuming no reduction, exceeds by $25,000 or more the net after-tax benefit assuming such reduction is made.

Under the new employment agreement with Mr. Bogan, he will generally have “good reason” to terminate his employment if Virginia National assigns duties inconsistent with his position, authority, duties or responsibilities without his prior consent; takes action that results in a substantial reduction in his status including a diminution in position, authority, duties or responsibilities (which will occur on the date of the merger as a result of the diminution of Mr. Bogan’s position because of the merger); moves his primary office outside of the city of Charlottesville, Virginia or Albemarle County, Virginia, unless either Virginia National or Virginia National Bank moves its principal executive offices to such other place; fails to comply with any material term of the agreement; or fails to nominate him for election to Virginia National’s board of directors. Under the new employment agreement, except for the diminution of Mr. Bogan’s position because of the merger, good reason to terminate employment would not exist unless Mr. Bogan has notified Virginia National of the condition giving rise to good reason, Virginia National has failed to remedy the condition, and Mr. Bogan terminates employment within ninety days of the initial occurrence of the condition giving rise to good reason. For good reason due to the diminution of Mr. Bogan’s position because of the merger, good reason will apply provided Mr. Bogan provides written notice to Virginia National at least 30 days prior to his termination date.

Under the new employment agreement with Mr. Bogan, termination for “cause” would generally include Mr. Bogan’s failure to perform material duties or responsibilities or failure to follow reasonable instructions or policies; conviction of, indictment for or entry of a guilty plea or plea of no contest with respect to a felony or misdemeanor involving moral turpitude, misappropriation or embezzlement of funds or property; fraud or dishonesty with respect to Virginia National; breach of fiduciary duties owed to Virginia National; breach of a material term of the agreement or material violation of applicable policies, codes and standards of behavior; or conduct reasonably likely to result in material injury to Virginia National. Under the new employment agreement, and except in cases involving irreparable injury, Virginia National would not have cause to terminate Mr. Bogan’s employment unless Virginia National has notified Mr. Bogan of the acts constituting “cause” and Mr. Bogan has failed to remedy them.

Supplemental Executive Retirement Plans of Fauquier

Fauquier maintains supplemental executive retirement plans for Mr. Bogan and certain of its former executives which are designed to ensure that participants will have, upon retirement from Fauquier or its subsidiaries, retirement benefits targeted at 70% (prorated if the participant has fewer than 10 years of benefit service) of base salary and incentive pay when added together with other benefits available to the executive. Fauquier also maintains separate supplemental executive retirement plan agreements with Ms. Headly and Mr. Register.

Pursuant to the merger agreement, Virginia National and Fauquier have agreed to fully vest Fauquier’s supplemental executive retirement plans and agreements that are subject to Section 409A of the Code and terminate and liquidate those plans and agreements by making a lump sum payment to each plan participant in accordance with Section 409A of the Code. Ms. Headly, who will be fully vested in benefits under her plan prior to the effective time of the merger, will receive a lump sum payment of benefits under her plan equal to $150,000, without reduction for present value. Mr. Register will receive a lump sum payment of benefits under his plan equal to $150,000, without reduction for present value. Mr. Bogan will receive a lump sum payment of benefits under his plan equal to $1,850,000; provided, however, that this amount may be adjusted in the event that the discount rate used for financial accounting with respect to the supplemental executive retirement plans changes to a rate that is five or more whole percentage points from the rate in effect as of the date of the merger agreement.

Potential Payments and Benefits to Fauquier Named Executive Officers in Connection with a Change in Control

The information set forth in the following table is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about the payments and benefits that each of Fauquier’s named executive officers will or may receive in connection with the merger, assuming: (i) that the effective time of the merger is November 1, 2020, which is the assumed date of the closing solely for purposes of the disclosure in this section; and (ii) a per share price of Fauquier common stock of  $15.48, which is the average closing price per share of Fauquier common stock as quoted on The Nasdaq Capital Market over the first five business days following the first public announcement of the merger on October 1, 2020. The amounts below do not include the value of benefits in which the named executive officers are vested without regard to the occurrence of a change in control. The amounts below are estimates based on multiple assumptions that may or may not actually occur, and as a result of the foregoing assumptions, the actual amounts, if any, to be received by a named executive officer of Fauquier may differ materially from the amounts shown below. The amounts set forth in the table below do not reflect certain compensation actions that may occur following the effective time of the merger, including but not limited to any payments made or benefits received under Mr. Bogan’s new employment agreement with Virginia National.

Named Executive Officer	Cash ($)		Equity ($)(1)	Perquisites / Benefits ($)	Tax Reimbursement ($)	Total ($)(2)
Marc J. Bogan (3)	$1,850,000	(4)	$296,194	—	—	$2,146,194
Christine E. Headly (5)	$350,000	(6)	$120,481	—	—	$470,481

(1)

The amounts in this column reflect the value of unvested Fauquier restricted stock that will vest at the effective time of the merger, and the value of unvested Fauquier restricted stock units that will vest on an accelerated basis in connection with the merger. With respect to the Fauquier restricted stock units, the named executive officer may elect to settle such awards in shares of Fauquier common stock or cash under the terms of such awards. The amounts in this column assume that no new equity awards have been granted to the named executive officers following the date of the merger agreement.

(2)

In the event, the payments and benefits under Mr. Bogan’s employment agreement, together with other payments and benefits Mr. Bogan has received or may have the right to receive, on account of a change in control would subject Mr. Bogan to the excise tax imposed under Section 4999 of the Code, then the payments and benefits shall be reduced by Fauquier to the minimum extent necessary so that none of the payments or benefits are subject to the excise tax, provided that no such reduction shall be made if Mr. Bogan’s net after-tax benefit, assuming no reduction, exceeds by $25,000 or more the net after-tax benefit assuming such reduction is made.

(3)

In connection with the merger, the new employment agreement between Virginia National, Virginia National Bank and Mr. Bogan will be effective upon completion of the merger. Upon its effectiveness, the new employment agreement with Mr. Bogan will supersede the current employment agreement between Mr. Bogan and Fauquier. Accordingly, Mr. Bogan will have no rights or entitlements and will receive no payment or benefit under his current employment agreement with Fauquier.

(4)

This amount represents the lump sum cash payment to Mr. Bogan in connection with the termination and liquidation of his supplemental executive retirement plan. In connection with the merger, Virginia National, Virginia National Bank and Mr. Bogan have entered into a new employment agreement to be effective upon completion of the merger. Upon its effective date, the new employment agreement with Mr. Bogan will supersede the current Fauquier employment agreement with Mr. Bogan. Accordingly, Mr. Bogan will have no rights or entitlements and will receive no payment or benefit under his current Fauquier employment agreement.

(5)	The amounts presented for Ms. Headly assume that Ms. Headly’s employment with Fauquier is terminated without cause immediately following the assumed effective time of the merger.
(6)

This amount represents the lump sum cash payment of $150,000 to Ms. Headly in connection with the termination and liquidation of her supplemental executive retirement plan. In addition, this amount represents the estimated $200,000 cash payments under Fauquier’s employment agreement with Ms. Headly upon a termination without cause or good reason. Such amount in the aggregate equals $350,000.

Virginia National’s Board of Directors and Management Following Completion of the Merger

Pursuant to the merger agreement, at or prior to the effective time of the merger, the Virginia National Board will cause the number of directors that comprise the full Virginia National Board to be fixed at no more than 13 directors. Following the effective time of the merger, the Virginia National Board will consist of (i) seven current Virginia National directors to be designated by Virginia National (after consultation with Fauquier), including the chairman of the Virginia National Board, William D. Dittmar, Jr., and the president and chief executive officer of Virginia National, Glenn W. Rust, and (ii) six current Fauquier directors to be designated by Fauquier (after consultation with Virginia National), including the chairman of the Fauquier Board, John B. Adams, Jr., and the president and chief executive officer of Fauquier, Marc J. Bogan. The seven directors designated by Virginia National are referred to herein as the Virginia National Directors, and the six directors designated by Fauquier are referred to herein as the Fauquier Directors. Following the merger, Mr. Dittmar will continue to serve as chairman and Mr. Adams will serve as vice chairman of the Virginia National Board. Mr. Adams will also be appointed to the strategic planning committee of the Virginia National Board.

At or prior to the effective time of the merger, the number of directors that comprise the full Virginia National Bank board of directors will also be fixed at 13 and will be composed of the same directors that will be appointed to the Virginia National Board.

Subject to each board’s compliance with its fiduciary duties, Virginia National and Virginia National Bank will nominate and recommend each Fauquier Director for reelection to the boards of directors of Virginia National and Virginia National Bank at each company’s first annual meeting of the shareholders following the effective time of the merger. Virginia National’s proxy materials with respect to its annual meeting will include the recommendation of the Virginia National Board that its shareholders vote to reelect each Fauquier Director to the same extent as recommendations are made with respect to other directors on the Virginia National Board.

Virginia National currently intends to designate [●], [●], [●], [●] and [●] as the five Virginia National Directors that will continue as directors of Virginia National and Virginia National Bank following the merger, in addition to Messrs. Dittmar and Rust. Fauquier currently intends to designate [●], [●], [●] and [●] as the four Fauquier Directors to be appointed as directors of Virginia National and Virginia National Bank following the merger, in addition to Messrs. Adams and Bogan.

Virginia National has agreed to appoint Mr. Bogan as president and chief executive officer of Virginia National Bank effective as of the effective time of the merger. Mr. Rust will continue to serve as president and chief executive officer of Virginia National after the merger. The other executive officers of Virginia National immediately prior to the merger will continue serving in their current positions as the executive officers of Virginia National after the merger. For more information, including biographical information for the current directors and executive officers of Virginia National, see the sections entitled “Information about Virginia National – Board of Directors and Director Compensation” and “Information about Virginia National – Executive Officers of Virginia National” beginning on pages [●] and [●], respectively.

Amendments to Virginia National’s and Virginia National Bank’s Bylaws

In connection with entering into the merger agreement, Virginia National agreed to amend its bylaws to facilitate the change in size and composition of the Virginia National Board following the merger. As described above, the number of directors that will comprise the Virginia National Board is to be fixed at no more than 13 directors, seven of which will be the Virginia National Directors and six of which will be the Fauquier Directors. The bylaws, as amended, will provide that until the second anniversary of the merger, all vacancies on the Virginia National Board created by the cessation of service of a Virginia National Director must be filled by a nominee proposed to the nominating committee of the Virginia National Board by a majority of the remaining Virginia National Directors, and all vacancies on the Virginia National Board created by the cessation of service of a Fauquier Director shall be filled by a nominee proposed to the nominating committee of the Virginia National Board by a majority of the remaining Fauquier Directors. Such bylaw provision may not be modified, amended or repealed during such two-year period other than by a majority of the Fauquier Directors and a majority of the Virginia National Directors. Virginia National Bank’s bylaws will be amended to include similar provisions.

The forms of the above-described bylaw amendments are set forth in their entirety in Exhibits 1.4(a) and 1.4(b) to the merger agreement, which is attached to this joint proxy statement/prospectus as Appendix A.

Public Trading Markets

Virginia National’s common stock is quoted on the OTC Market Group’s OTCQX marketplace under the symbol “VABK.” Fauquier common stock is listed on The Nasdaq Capital Market under the symbol “FBSS.”

Virginia National has agreed to use its commercially reasonable efforts to cause its common stock, including the shares to be issued in connection with the merger, to be approved for listing on a national exchange. Virginia National intends to apply to list its common stock on a national stock exchange under the trading symbol “VABK” in connection with the merger.

No Appraisal or Dissenters’ Rights in the Merger

Under Virginia law, the shareholders of each of Virginia National and Fauquier are not entitled to dissenters’ or appraisal rights in connection with the merger.

Regulatory Approvals Required for the Merger

Virginia National and Fauquier have agreed to use their best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include the approval of the Federal Reserve, the OCC, and the Virginia Bureau of Financial Institutions. As of the date of this joint proxy statement/prospectus, the required regulatory approvals have not yet been received. The merger cannot proceed without these regulatory approvals. It is presently contemplated that if any additional governmental approvals or actions are required, such approvals or actions will be sought. Although Virginia National and Fauquier expect to obtain all necessary regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result.

A regulatory body’s approval may contain terms or impose conditions, restrictions or requirements that either Virginia National or Fauquier determines would have a material adverse effect on Virginia National and its subsidiaries as a whole, taking into account the consummation of the merger. If approval of this nature occurs, Virginia National or Fauquier may elect not to consummate the merger. The companies can give no assurance that the required regulatory approvals will be obtained on terms that satisfy the conditions to closing of the merger or within the time frame contemplated by Virginia National and Fauquier. See “The Merger Agreement – Conditions to Complete the Merger” beginning on page [•].

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting pursuant to GAAP. Under the acquisition method of accounting, the assets and liabilities of Fauquier as of the effective time of the merger will be recorded at their respective fair values and added to those of Virginia National. Any excess of purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of Virginia National issued after the merger will reflect these fair values, but will not be restated retroactively to reflect the historical financial position or results of operations of Fauquier before the merger date.

Resales of Virginia National Common Stock

All shares of Virginia National common stock to be issued to Fauquier shareholders in the merger will be freely transferable under the Securities Act, except (i) any restricted shares of Virginia National common stock to be issued to current directors of Fauquier, who will join the Virginia National Board after the merger, in exchange for restricted shares Fauquier issued after September 30, 2020 will be subject to transfer restrictions, and (ii) shares issued to any shareholder who is an “affiliate” of Virginia National as defined by Rule 144 under the Securities Act may only be sold in transactions permitted by Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. “Affiliates” typically include directors, executive officers and those who control, are controlled by or are under common control with Virginia National and may include significant shareholders of Virginia National. The executive officers and directors of Fauquier who continue in such capacities with Virginia National upon completion of the merger are expected to be deemed affiliates of Virginia National as of the closing date of the merger.

Material United States Federal Income Tax Consequences

Subject to the limitations, assumptions and qualifications described herein, in the opinion of each of Williams Mullen and Troutman Pepper Hamilton Sanders LLP, counsel to Virginia National and Fauquier, respectively, the following discussion addresses the material U.S. federal income tax consequences of the merger to a “U.S. holder” (as defined below) . The opinions of Williams Mullen and Troutman Pepper Hamilton Sanders LLP are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this document is a part.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Fauquier common stock and is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over its administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of such trust, or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate, the income of which is subject to U.S. federal income tax regardless of its source.

This discussion applies only to U.S. holders who hold their shares of Fauquier common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment) and exchange those shares for shares of Virginia National common stock in the merger. Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; regulated investment companies and real estate investment trusts; tax-exempt organizations; holders of Fauquier common stock subject to the alternative minimum tax provisions of the Code; S corporations; partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities); holders of Fauquier common stock whose functional currency is not the U.S. dollar; holders who hold shares of Fauquier common stock as part of a “hedge,” “straddle,” “constructive sale” or “conversion transaction” (as such terms are used in the Code) or other integrated investment; persons who purchased their shares of Fauquier common stock as part of a wash sale; holders of Fauquier common stock who acquired such stock through the exercise of employee stock options or similar derivative securities or otherwise as compensation; or holders required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes with respect to Virginia National common stock as a result of such item being taken into account in an applicable financial statement).

This discussion does not address any tax consequences arising under any U.S. state or local, or foreign laws, the Medicare contribution tax, the alternative minimum tax or under any U.S. federal laws other than U.S. federal income tax laws (such as estate or gift tax laws).

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds Fauquier common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Fauquier common stock, and any partners in such partnership, are strongly urged to consult their own tax advisors about the tax consequences of the merger to them.

This discussion, and the tax opinions referred to herein, are based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. The opinions described herein will not be binding on the IRS, or any court. Virginia National and Fauquier have not sought and will not seek any ruling from the Internal Revenue Service (“IRS”) regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, the opinions referenced herein are based on representations by Virginia National and Fauquier, as well as certain covenants and undertakings by Virginia National and

Fauquier and customary assumptions. If any of the representations, covenants, undertakings, or assumptions is incorrect, incomplete, inaccurate or is violated, the validity of the opinions described herein may be affected and the U.S. federal income tax consequences of the merger could differ materially from those described in this joint proxy statement/prospectus.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within Virginia National’s or Fauquier’s control. You are strongly urged to consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any U.S. federal, state and local, foreign and other tax laws and of changes in those laws.

U.S. Federal Income Tax Consequences of the Merger Generally

Subject to the limitations, assumptions and qualifications described herein, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the respective obligations of each of Virginia National and Fauquier to complete the merger that Virginia National will receive a legal opinion from Williams Mullen, and Fauquier will receive a legal opinion from Troutman Pepper Hamilton Sanders LLP, in a form reasonably satisfactory to Virginia National and Fauquier, each to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Virginia National and Fauquier has the ability to waive receipt of the legal opinion of its counsel as a condition to consummating the merger; however, neither Virginia National nor Fauquier currently intends to waive these conditions to the consummation of the merger. In the event that Virginia National or Fauquier waives the condition to receive such tax opinion and the tax consequences of the merger materially change from what is described herein, then Virginia National and Fauquier will recirculate appropriate soliciting materials and seek new approval of the merger from Virginia National and Fauquier shareholders.

The remainder of this discussion is based on the merger qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

Accordingly, when a U.S. holder of Fauquier common stock receives Virginia National common stock and cash instead of fractional shares of Virginia National common stock, if any, in the merger, such U.S. holder will not recognize gain or loss, except with respect to cash received instead of fractional shares of Virginia National common stock (as discussed below).

The aggregate tax basis of the Virginia National common stock that a U.S. holder receives in the merger, including any fractional shares deemed received and redeemed for cash as described below, will equal such U.S. holder’s aggregate adjusted tax basis in the shares of Fauquier common stock that it surrenders in the merger. The holding period for the shares of Virginia National common stock that a U.S. holder receives in the merger (including any fractional share deemed received and redeemed for cash as described below) will include the holding period for the shares of Fauquier common stock that such U.S. holder surrenders in the merger. The basis and holding period of each block of Virginia National common stock a U.S. holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Fauquier common stock exchanged for such block of Virginia National common stock. U.S. holders should consult their tax advisors regarding the manner in which shares of Virginia National common stock should be allocated among different blocks of their Fauquier common stock surrendered in the merger.

Cash Instead of Fractional Shares

If a U.S. holder receives cash instead of a fractional share of Virginia National common stock, the U.S. holder will be treated as having received such fractional share of Virginia National common stock pursuant to the merger and then as having received cash in exchange for such fractional share of Virginia National common stock. As a result, such U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the U.S. holder’s basis in the fractional share of Virginia National common stock it is treated as receiving as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such fractional share (including the holding period of shares of Fauquier common stock surrendered therefor) exceeds one year. In general, long-term capital gains for non-corporate taxpayers may be eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

Non-corporate U.S. holders of Fauquier common stock may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received in connection with the merger. Such a U.S. holder generally will not be subject to backup withholding, however, if the U.S. holder:

•

furnishes a correct taxpayer identification number, certifies that the U.S. holder is not subject to backup withholding on the Form W-9 or applicable successor form and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof that the U.S. holder is otherwise exempt from backup withholding.

Any amounts withheld from payments to U.S. holders under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such U.S. holder’s applicable U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

Certain Reporting Requirements

If you are a U.S. holder that receives Virginia National common stock in the merger and are considered a “significant holder,” you will be required (1) to file a statement with your U.S. federal income tax return providing certain facts pertinent to the merger, including your tax basis in, and the fair market value of, the Fauquier common stock that you surrendered, and (2) to retain permanent records of these facts relating to the merger. You are a “significant holder” if, immediately before the merger, you (a) owned at least 5% (by vote or value) of the outstanding stock of Fauquier, or (b) owned Fauquier securities with a tax basis of $1.0 million or more.

Tax Consequences to Virginia National and Fauquier

Each of Virginia National and Fauquier will be a party to the merger within the meaning of Section 368(b) of the Code. Neither Virginia National nor Fauquier will recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and may not be construed as, tax advice. Holders of Fauquier common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

THE MERGER AGREEMENT

The following summary describes certain aspects of the merger, including the terms of the merger agreement that the respective management teams of Virginia National and Fauquier believe are material. The merger agreement is attached to this joint proxy statement/prospectus as Appendix A and is incorporated by reference into this joint proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Structure of the Merger

Pursuant to the merger agreement, Fauquier will merge with and into Virginia National, with Virginia National continuing as the surviving corporation. The separate existence of Fauquier shall cease upon completion of the merger, and Virginia National will continue to exist as a Virginia corporation. As soon as practicable after the merger, The Fauquier Bank will be merged with and into Virginia National Bank, with Virginia National Bank continuing after the bank merger as the surviving bank. Virginia National Bank will continue to exist as a national banking association and a wholly-owned subsidiary of Virginia National.

The articles of incorporation and bylaws of Virginia National as in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of Virginia National after the merger. The articles of association and bylaws of Virginia National Bank in effect immediately prior to the effective time of the bank merger will be the articles of association and bylaws of Virginia National Bank after the bank merger. The merger agreement provides that Virginia National and Virginia National Bank will amend their respective bylaws prior to the effective times of the merger and the bank merger, respectively, to effect the changes described in the merger agreement. See “The Merger – Amendments to Virginia National’s and Virginia National Bank’s Bylaws.”

Merger Consideration

Under the terms of the merger agreement, at the effective time of the merger, each issued and outstanding share of Fauquier common stock will be converted into the right to receive 0.675 shares of Virginia National common stock.

In lieu of fractional shares, Virginia National will issue cash to holders of Fauquier common stock in an amount (without interest and rounded to the nearest cent) determined by multiplying such fraction by the average of the closing prices of Virginia National common stock for the 10 full trading days ending on the trading immediately preceding (but not including) the effective date of the merger on which shares of Virginia National common stock actually traded, as reported on the OTCQX marketplace or such stock exchange as the Virginia National common stock may be listed during such period.

Closing and Effective Time of Merger

The merger will be completed only if the conditions to closing described in the merger agreement are satisfied or waived by the applicable party. The merger will close on either the fifth business day following the completion of the conditions to closing set forth in the merger agreement, or another mutually agreed upon date. The merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission, or such other date and time as may be mutually agreed by the parties and set forth in the articles of merger filed with the Virginia State Corporation Commission. Neither Virginia National nor Fauquier can predict, however, the actual date on which the merger will be completed because it is subject to factors beyond each company’s control, including whether or when the parties’ respective shareholders’ approvals and regulatory approvals will be received, if at all.

Procedures for Exchanging Fauquier Common Stock

The conversion of Fauquier common stock into the right to receive merger consideration will occur automatically at the effective time of the merger.

On or before the closing date of the merger, Virginia National will deposit with the exchange agent the number of shares of Virginia National common stock to be delivered in the merger (which, at the election of Virginia National, may be shares represented by stock certificates or non-certificated shares), and cash instead of any fractional shares that would otherwise be issued to Fauquier shareholders in the merger.

As promptly as practicable after the effective time of the merger, Virginia National will cause the exchange agent to send customary transmittal materials to each holder of a share of Fauquier common stock for use in exchanging Fauquier common stock for the merger consideration. The exchange agent will deliver the merger consideration allocated to each Fauquier shareholder, and a check instead of any fractional shares, promptly once it receives the properly completed transmittal materials, together with the holder’s shares of Fauquier common stock.

Fauquier stock certificates should not be returned with the enclosed proxy card, and should not be forwarded to the exchange agent until you receive a transmittal letter following completion of the merger. The transmittal letter will contain details regarding the return of Fauquier stock certificates.

Fauquier common stock may be exchanged for the merger consideration with the exchange agent for up to 12 months after the completion of the merger. At the end of that period, any Virginia National common stock and cash deposited with the exchange agent that remains unclaimed by former Fauquier shareholders will be returned to Virginia National. Thereafter, any former Fauquier shareholders who have not exchanged their shares will be entitled to look only to Virginia National for the Virginia National common stock and any cash to be received instead of fractional shares in exchange for their shares of Fauquier common stock.

Please be aware that you will not receive the merger consideration you are entitled to until you return your properly completed transmittal materials and your Fauquier common stock. No interest will be paid or accrued on any cash in lieu of fractional shares during this time. Until you exchange your Fauquier common stock for the merger consideration, you will not receive any dividends or other distributions in respect of shares of Virginia National common stock. Once you exchange your Fauquier common stock for the merger consideration, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to any shares of Virginia National common stock, as well as any dividends with respect to Fauquier stock declared before the effective time of the merger but unpaid.

If your Fauquier stock certificate has been lost, destroyed, stolen or is otherwise missing, you may be entitled to merger consideration, dividends or distributions upon compliance with reasonable conditions imposed by Virginia National pursuant to applicable law and as required by Virginia National’s standard policy. Virginia National may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Virginia National with respect to the lost, destroyed, stolen or otherwise missing Fauquier stock certificate.

None of the exchange agent, Virginia National, Fauquier, or any subsidiary of Virginia National or Fauquier will be liable to any former holder of Fauquier stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Treatment of Fauquier Equity-Based Awards

As of [●], 2020, Fauquier had [●] shares of restricted stock outstanding that were unvested or contingent, and [●] restricted stock units outstanding that were unvested and contingent, in each case granted under an equity or equity-based compensation plan of Fauquier.

Each share of Fauquier restricted stock outstanding immediately prior to the effective time of the merger, which was issued after the date of the merger agreement to a director of Fauquier that will be appointed as a director of Virginia National in connection with the merger, will convert into a fully vested share of restricted stock of Virginia National, and any transferability restrictions on such share of Fauquier restricted stock prior to the effective time will continue to apply after the effective time. Each other share of Fauquier restricted stock outstanding immediately prior to the effective time of the merger will vest and convert into the right to receive the merger consideration payable under the merger agreement.

Each Fauquier restricted stock unit outstanding 10 business days prior to the effective time of the merger will vest and convert into, at the election of the holder, either cash or shares of Fauquier common stock in accordance with the terms of such Fauquier restricted stock unit. Any shares of Fauquier common stock issued in settlement of a Fauquier restricted stock unit will be converted at the effective time into the right to receive the merger consideration payable under the merger agreement.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties relating to Virginia National’s and Fauquier’s respective businesses, including:

•	corporate organization, standing and power, and subsidiaries;

•	requisite corporate authority to enter into the merger agreement and to complete the contemplated transactions;

•	capital structure;

•	financial statements and regulatory reports filed with governmental agencies, including the SEC and bank regulatory agencies;

•	internal control over financial reporting and disclosure controls and procedures;

•	absence of certain changes or events and absence of certain undisclosed liabilities;

•	material contracts;

•	legal proceedings and compliance with applicable laws;

•	tax matters and tax treatment of merger;

•	ownership and leasehold interests in properties;

•	labor, employment and employee benefit matters;

•	insurance;

•	loan portfolio, allowance for loan losses and mortgage loan buy-backs;

•	environmental matters;

•	books and records;

•	intellectual property;

•	derivative instruments;

•	brokered deposits;

•	investment securities;

•	takeover laws and provisions;

•	transactions with affiliates and related parties;

•	brokers and finders fees;

•	engagement of financial advisors;

•	opinions of financial advisors;

•	fiduciary accounts;

•	information systems and security;

•	Community Reinvestment Act ratings; and

•	wealth management.

With the exception of certain representations that must be true and correct in all material respects or true and correct in all respects (except, in certain circumstances, for failures to be true and correct that are de minimis), no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, event or circumstance unless that fact, event or circumstance, individually or taken together with all other facts, events or circumstances, has had or is reasonably likely to have a material adverse effect (as defined in the merger agreement) on the party making the representation.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may have been made for the purposes of allocating contractual risk between Virginia National and Fauquier instead of establishing matters as facts, and may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. In some cases, the representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged in connection with signing the merger agreement. The representations and warranties will not survive consummation of the merger unless otherwise specified in the merger agreement. Although neither Virginia National nor Fauquier believes that the disclosure letters contain information that the federal securities laws require to be publicly disclosed, the disclosure letters do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone as characterizations of the actual state of facts, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See “Additional Information” beginning on page i for a description of where you can find this information.

Covenants and Agreements

Virginia National and Fauquier have made customary agreements that place restrictions on them until the completion of the merger. In general, Virginia National and Fauquier are required to conduct their respective businesses in the ordinary and usual course consistent with past practice. In addition, Virginia National and Fauquier may not:

•

take any action that would affect adversely or delay the ability to obtain the required approvals and consents for the merger, perform the covenants and agreements under the merger agreement or complete the merger on a timely basis;

•	amend, modify or repeal any articles of incorporation, bylaws or other similar governing instruments, except as provided for in the merger agreement;

•

other than pursuant to (i) stock options, restricted stock, or restricted stock units outstanding on the date of the merger agreement, (ii) for Fauquier, restricted stock and restricted stock units issued under its 2021 long-term incentive plan, and (iii) as previously disclosed in its disclosure letter, (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any rights with respect thereto, (B) enter into any agreement with respect to the foregoing or (C) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights;

•

enter into, amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for (i) normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice, (ii) payment of discretionary spot bonuses of $5,000 or less to an employee or other discretionary bonuses set forth in its disclosure letter, (iii) in the case of Virginia National, after consultation with Fauquier, entering into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice, and (iv) in the event the effective time of the merger is delayed to a date in 2021 beyond which either party would ordinarily establish and make incentive cash bonus awards for the 2020 performance period to employees, making such incentive cash bonus awards for 2020 performance that are in the ordinary course of business and consistent in all material respects with past practice in terms of timing, type and amount;

•

enter into, establish, adopt, amend, terminate or make any contributions to (except as may be required by applicable law or the terms of any benefit plan) any pension, retirement, stock option, stock purchase, stock bonus, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except as otherwise specifically permitted by the merger agreement;

•

exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by law;

•

incur any material obligation, indebtedness or liability, make any pledge or encumber or dispose of any of its material assets, except in the ordinary course of its business and substantially on arm’s length terms, except as specifically permitted by the merger agreement;

•

make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock other than (i) dividends from wholly-owned subsidiaries to it or another of its wholly-owned subsidiaries, and (ii) quarterly dividends on outstanding shares of its common stock at a rate not to exceed $0.30 per share per quarter with respect to Virginia National and $0.125 per share per quarter with respect to Fauquier;

•

make any material investment in or acquisition of any other entity other than its wholly-owned subsidiaries, except (i) purchases and sales of investment securities as permitted by the merger agreement and (ii) by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary and usual course of business;

•

implement or adopt any change in its tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by its outside auditor;

•

make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of material taxes;

•

fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•

take any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action that is reasonably likely to result in any of the conditions to the merger not being satisfied on a timely basis;

•

enter into any new line of business or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its subsidiaries, taken as a whole;

•

except as set forth in its disclosure letter (i) make, renew, restructure or otherwise modify a loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed its internal/house lending limit, or, if and as permitted under its loan policies, its legal lending limit or, if the total lending relationship to any one borrower and its affiliates is in excess of its applicable lending limit as of the date of this agreement, to make, renew, restructure or otherwise modify any loan for such borrower and its affiliates, unless, in each case, the portion of the loan(s) over the applicable lending limit is participated to another bank; (ii) take any action that would result in any discretionary release of collateral or guarantees of any loan unless the remaining collateral or guarantees are determined to be sufficient to support that loan; (iii) purchase or otherwise acquire any loans from unaffiliated third parties, except for transactions that do not exceed $5,000,000 individually or $10,000,000 in the aggregate and acquisitions in satisfaction of debts previously contracted in good faith, or (iv) enter into any loan securitization or create any special purpose funding entity;

•

(i) enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any derivative contract other than as provided in its’ currently existing investment policies and in accordance with prudent investment policies in the ordinary course of business; or (iii) make any capital expenditures in the aggregate in excess of $500,000 and other than expenditures necessary to maintain existing assets in good repair;

•

settle any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $200,000 and that would not impose any material restriction on the business of it or its subsidiaries or Virginia National after the merger;

•

materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in its currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice;

•	take any other action that would make any representation or warranty in the merger agreement untrue; or

•	agree to take any of the actions prohibited by the preceding bullet points.

Required Shareholder Votes

Virginia National and Fauquier have each agreed to call a special meeting of shareholders, as soon as reasonably practicable, for the purpose of obtaining the required shareholder votes on the proposals described in this joint proxy statement/prospectus, and have each agreed to use their reasonable best efforts to hold the meetings on the same day. In addition, Virginia National and Fauquier have each agreed to use their reasonable best efforts to obtain from their shareholders the required shareholder votes in favor of the Virginia National merger proposal or Fauquier merger proposal, respectively, and include the appropriate approval recommendations of each of their boards of directors in this joint proxy statement/prospectus, unless it has received an acquisition proposal from a third party that qualifies as a “superior proposal” as described and under the circumstances set forth in the next section (“– Agreement Not to Solicit Other Offers”).

Agreement Not to Solicit Other Offers

Virginia National and Fauquier have each agreed that, while the merger agreement is in effect, it will not directly or indirectly:

•

initiate, solicit, endorse or knowingly encourage or knowingly facilitate any inquiries, proposals or offers with respect to or any inquiry, proposal or offer that is reasonably likely to lead to, an “acquisition proposal” (as defined in the merger agreement and described below);

•	furnish any confidential or nonpublic information relating to an acquisition proposal;

•	engage or participate in any negotiations or discussions concerning an acquisition proposal; or

•

approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement, option agreement or similar agreement relating to an acquisition proposal.

For purposes of the merger agreement, an “acquisition proposal” means, other than transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, any of the following transactions involving Virginia National, Fauquier or their respective subsidiaries:

•

a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party;

•

any acquisition or purchase, direct or indirect, of: (x) 10% or more of the consolidated assets of a party and its subsidiaries or (y) 10% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or

•

any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning 10% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party.

Under the merger agreement, however, if a party receives an unsolicited, bona fide written acquisition proposal, the party may engage in negotiations or discussions with or provide nonpublic information to the person or entity making the acquisition proposal if:

•	the applicable board of directors receives the proposal prior to the applicable special meeting;

•

the applicable board of directors concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law;

•

the applicable board of directors also concludes in good faith, after consultation with outside legal counsel and financial advisors, that the acquisition proposal constitutes or is reasonably likely to lead to a “superior proposal” (as defined in the merger agreement and described below); and

•

the applicable party receives from the person or entity making the proposal an executed confidentiality agreement, which confidentiality agreement does not provide such person or entity with any exclusive right to negotiate with the applicable party and will contain terms no less restrictive than the terms of the confidentiality agreement between Virginia National and Fauquier.

Each party has agreed to advise the other party within 24 hours following receipt of any acquisition proposal or any request for non-public information or any inquiry that could reasonably be expected to lead to any acquisition proposal, including a description of the material terms and conditions of the proposal (including the identity of the proposing party), and to keep the other party apprised of any related developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documents and correspondence relating thereto.

For purposes of the merger agreement, a “superior proposal” means an unsolicited, bona fide written acquisition proposal made by a person or entity that the applicable board of directors concludes in good faith, after consultation with its outside financial and legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the acquisition proposal, including the likelihood of obtaining financing and of receiving all required regulatory approvals, and including the terms and conditions of the merger agreement (as it may be proposed in writing to be amended by the applicable party), is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction that is more favorable to the shareholders of the applicable party, from a financial point of view, than the transaction contemplated by the merger agreement as it may be proposed to be amended.

For the purposes of the definition of “superior proposal,” the term “acquisition proposal” has the same meaning as described above, except the reference to “10% or more” is changed to be a reference to “50% or more” and an “acquisition proposal” can only refer to a transaction involving Virginia National, Fauquier or one of their banking subsidiaries.

Expenses and Fees

In general, whether or not the merger is completed, Virginia National and Fauquier will each pay its respective expenses incident to preparing, entering into and carrying out the terms of the merger agreement. The parties will share the costs of printing this joint proxy statement/prospectus, and all filing fees to the SEC and other governmental authorities. Further, Fauquier and Virginia National have agreed to pay a fee to the other if the merger agreement is terminated under certain circumstances. See “– Termination Fees” beginning on page [●].

Indemnification and Insurance

Virginia National has agreed to indemnify and advance expenses to any person who has rights to indemnification or advancement of expenses from Fauquier or any of its subsidiaries against certain liabilities arising before the effective time of the merger. Virginia National also has agreed to purchase a six-year “tail” insurance policy providing for terms and conditions no less favorable than Fauquier’s existing insurance, for the current directors and officers of Fauquier, subject to a cap on the cost of such policy equal to 300% of the last annual premium paid by Fauquier for such insurance.

Assumption of Debentures

Virginia National has agreed to assume at the effective time of the merger the due and punctual payment of the principal of and any premium and interest on Fauquier’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036 in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of Fauquier to be performed or observed.

Conditions to Complete the Merger

The respective obligations of Virginia National and Fauquier to complete the merger are subject to the fulfillment or waiver of certain conditions, including the following:

•	approval of the Virginia National merger proposal and the Fauquier merger proposal by shareholders of Virginia National and Fauquier, respectively;

•	approval of the merger by the necessary federal and state regulatory authorities without the imposition of any “burdensome condition” (as defined in the merger agreement and described below);

•

Virginia National’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, is declared effective by the SEC under the Securities Act and continues to remain effective;

•	the absence of any order, decree or injunction of a court or regulatory agency that enjoins or prohibits the completion of the merger;

•	the accuracy of the other party’s representations and warranties in the merger agreement, subject to the material adverse effect standard in the merger agreement;

•	the other party’s performance in all material respects of its obligations under the merger agreement;

•

the receipt by Virginia National from Williams Mullen, Virginia National’s outside legal counsel, and the receipt by Fauquier from Troutman Pepper Hamilton Sanders LLP, Fauquier’s outside legal counsel, of written legal opinions to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code; and

•	the receipt by Virginia National of resignations of each director of Virginia National that will not continue as a director of Virginia National after the effective time of the merger.

For purposes of the merger agreement, the term “burdensome condition” means, in connection with a required regulatory approval or the transactions contemplated by the merger agreement, any condition, commitment or restriction involving Virginia National, Fauquier, or their respective subsidiaries that would reasonably be expected to have a material adverse effect on Virginia National and its subsidiaries, taken as a whole, after giving effect to the merger.

Where the merger agreement and/or law permits, Virginia National and Fauquier could choose to waive a condition to its obligation to complete the merger even if that condition has not been satisfied. Any determination whether to waive any condition to the merger or whether to amend this joint proxy statement/prospectus and resolicit shareholder approval as a result of any such waiver (for example, in the case of a waiver of a material condition such that disclosure previously provided would be materially misleading) will be made by Virginia National or Fauquier, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

Virginia National and Fauquier cannot be certain when, or if, the conditions to the merger will be satisfied or waived or that the merger will be completed.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger abandoned by Virginia National and Fauquier, at any time before the merger is completed, by mutual consent of the parties. In the event of termination, the merger agreement will become null and void, except that certain provisions thereof relating to fees and expenses (including the obligation to pay the termination fee described below in certain circumstances) and confidentiality of information exchanged between the parties will survive any such termination.

Termination by Virginia National or Fauquier. The merger agreement may be terminated and the merger abandoned, by either party in the following circumstances:

•

the merger has not been completed by September 30, 2021, or such later date as agreed to by the parties in writing, unless the failure to complete the merger by such time was caused by or the result of a breach or failure to perform an obligation under the merger agreement by the terminating party;

•

(i) approval of the merger by any necessary federal or state regulatory authority has been denied by such regulatory authority and the denial has become final and nonappealable, (ii) a regulatory authority has requested in writing that Virginia National, Fauquier, or any of their respective subsidiaries withdraw (other than for technical reasons), and not resubmit within 120 days, any application with respect to a required regulatory approval, (iii) a regulatory authority of competent jurisdiction has issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement unless the denial of such regulatory approval is due to, or materially contributed to by, the failure of the terminating party to perform or observe the covenants or agreements of such party set forth in the merger agreement, or (iv) any required regulatory approval includes a burdensome condition, provided that a party may only terminate the merger agreement due to the imposition of a burdensome condition if such party has used its reasonable best efforts until the earlier of (A) 60 days following the grant of such regulatory approval containing a burdensome condition, or (B) September 30, 2021, to cause the terms and/or conditions of such burdensome condition to be deleted or removed;

•

there is a breach by the other party of any representation, warranty, covenant or agreement contained in the merger agreement that would cause the failure of the closing conditions described above, and the breach cannot be or is not cured within 30 days following written notice to the breaching party; or

•	the Virginia National shareholders do not approve the Virginia National merger proposal or the Fauquier shareholders do not approve the Fauquier merger proposal.

In addition, either Virginia National or Fauquier may terminate the merger agreement at any time prior to its special meeting to change, modify or withdraw its recommendation to the Virginia National or Fauquier shareholders, as applicable, that they approve the merger agreement and enter into an agreement with respect to a superior proposal, as defined in the merger agreement and described above, which has been received and considered by the applicable board of directors in compliance with the applicable terms of the merger agreement, provided that (i) the terminating party has notified non-terminating party, at least five business days in advance, that it intends to terminate the merger agreement in order to accept such superior proposal, (ii) during such five-day period, the terminating party will negotiate in good faith, to the extent the non-terminating party so desires, to amend the terms and conditions of the merger agreement so that the acquisition proposal ceases to be a superior proposal, (iii) at the end of such five-day period, the terminating party’s board of directors has determined in good faith (after consultation with its outside legal counsel and financial advisor), and after considering the changes, if any, proposed by the non-terminating party to the terms and conditions of the merger agreement, that such acquisition proposal continues to constitute a superior proposal, and (iv) in the event of any material change to the material terms of such superior proposal, the terminating party in each case will provide the non-terminating party with an additional notice and three business day notice period.

Termination by Virginia National. Virginia National may terminate the merger agreement at any time before the Fauquier special meeting if:

•

the Fauquier Board (i) fails to recommend to the Fauquier shareholders that they approve the Fauquier merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Virginia National, or (iii) approves, adopts, endorses or recommends any acquisition proposal; or

•

Fauquier fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Fauquier merger proposal or its obligations regarding the non-solicitation of other competing offers.

Termination by Fauquier. Fauquier may terminate the merger agreement at any time before the Virginia National special meeting if:

•

the Virginia National Board (i) fails to recommend to the Virginia National shareholders that they approve the Virginia National merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to Fauquier, (iii) approves, adopts, endorses or recommends any acquisition proposal; or

•

Virginia National fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the Virginia National merger proposal or its obligations regarding the non-solicitation of other competing offers.

Termination Fees

If either Virginia National or Fauquier takes any of the following actions and the merger agreement is terminated on that basis, that party (the “fee-paying party”) will immediately owe the other party (the “fee-receiving party”) a $2.5 million termination fee:

•

the fee-paying party (i) fails to recommend to its shareholders that they approve the applicable merger proposal, (ii) withdraws, modifies or changes its recommendation in any manner adverse to the fee-receiving party, (iii) approves, adopts, endorses or recommends any acquisition proposal;

•

the fee-paying party fails to comply in all material respects with its obligations under the merger agreement requiring the calling and holding of a meeting of shareholders to consider the applicable merger proposal or its obligations regarding the non-solicitation of other competing offers; or

•

the fee-paying party determines prior to its special meeting to enter into an agreement with respect to a superior proposal, as defined in the merger agreement and described above, which has been received and considered by the applicable board of directors in compliance with the applicable terms of the merger agreement.

In addition, a $2.5 million termination fee is payable in certain other circumstances if (i) the merger agreement is terminated for specified reasons and (ii) within 12 months of such termination one of the parties (the “fee-paying party”) enters into a definitive agreement with respect to an acquisition proposal. Specifically, the fee-paying party will be obligated to pay the other party (the “fee-receiving party”) the termination fee if:

•

an acquisition proposal or intent to make an acquisition proposal with respect to the fee-paying party is communicated to or otherwise made known to the shareholders, senior management or board of directors of the fee-paying party, or publicly announced;

•	thereafter, the merger agreement is terminated:

•	by either party because the merger has not been completed by September 30, 2021 and the fee-paying party has not obtained shareholder approval of the merger by that date;

•	by the fee receiving party due to breaches of representations, warranties or covenants by the fee-paying party; or

•	by either party if the fee-paying party’s shareholders have voted against approving the merger; and

•

within 12 months after the date of termination of the merger agreement, the fee-paying party enters into a definitive agreement or completes a transaction with respect to any acquisition proposal (whether or not the same acquisition proposal that was originally communicated to the fee-paying party or made public).

Amendment and Waiver of the Merger Agreement

Any term or provision of the merger agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and the merger agreement may be amended or supplemented by a written instrument duly executed by the parties at any time, whether before or after the date of the Fauquier special meeting or the Virginia National special meeting, except with respect to statutory requirements and requisite approvals of shareholders and regulatory agencies.

Affiliate and Director Noncompetition Agreements

Affiliate Agreements. The directors of Virginia National and Fauquier have entered into affiliate agreements pursuant to which they have agreed to vote all of the shares over which they have the sole right and power to vote or to direct disposition in favor of the Virginia National merger proposal and Fauquier merger proposal, respectively, subject to several conditions and exceptions.

The affiliate agreements prohibit, subject to limited exceptions, the directors of Virginia National and Fauquier from selling, transferring, pledging, encumbering or otherwise disposing of any shares of Virginia National and Fauquier stock, respectively. The affiliate agreements terminate upon the earlier to occur of the completion of the merger or the termination of the merger agreement in accordance with its terms.

Noncompetition Agreements. Each of the Fauquier directors who will become a member of the Virginia National Board or the Virginia National Bank board of directors is expected to enter into a noncompetition agreement with Virginia National prior to the effective time of the merger. The agreements state that for 12 months following the effective time of the merger, the director will not (i) become a member of the board of directors or an advisory board of, or be an organizer of, or be a 10% or more shareholder of, any entity engaging in a business that is competitive with Virginia National in its market area or (ii) in any individual or representative capacity whatsoever, knowingly induce any individual to terminate his or her employment with Virginia National or its affiliates.

INFORMATION ABOUT VIRGINIA NATIONAL

The following provides additional information regarding Virginia National and should be read in conjunction with Virginia National’s financial statements and the notes thereto beginning on page F-1 and the other information related to Virginia National included elsewhere herein.

General

Virginia National was incorporated under the laws of the Commonwealth of Virginia on February 21, 2013 at the direction of the board of directors of Virginia National Bank for the purpose of acquiring all of the outstanding shares of Virginia National Bank and becoming the holding company of Virginia National Bank. On December 16, 2013, when the reorganization became effective, Virginia National Bank became a wholly-owned subsidiary of Virginia National, and each share of Virginia National Bank’s common stock was exchanged for one share of Virginia National’s common stock.

Virginia National is regulated under the Bank Holding Company Act of 1956, as amended (“BHC Act”), and is subject to inspection, examination and supervision by the Federal Reserve. Virginia National is also under the jurisdiction of the SEC and is subject to the disclosure and regulatory requirements of the Exchange Act as administered by the SEC. Virginia National is headquartered at 404 People Place, Charlottesville, Virginia 22911.

As of September 30, 2020, Virginia National had total consolidated assets of approximately $821.0 million, total consolidated loans of approximately $636.9 million, total consolidated deposits of approximately $694.5 million, and consolidated shareholders’ equity of approximately $80.5 million.

Virginia National Bank, the principal operating subsidiary of Virginia National, was organized in 1998 under federal law as a national banking association to engage in a general commercial and retail banking business. Virginia National Bank received its charter from the OCC and commenced operations on July 29, 1998. Virginia National Bank received fiduciary powers in January 2000. Virginia National Bank’s main office is in Charlottesville, Virginia. Virginia National Bank’s deposits are insured up to the maximum amount provided by the Federal Deposit Insurance Act by the FDIC. Prior to July 1, 2018, Virginia National Bank had one wholly owned subsidiary, VNBTrust, National Association (“VNBTrust”), a national trust bank formed in 2007. Effective July 1, 2018, VNBTrust was merged into Virginia National Bank. Virginia National Bank continues to offer trust and estate administration services under the name of VNB Trust and Estate Services and offers wealth and investment advisory services under the name Sturman Wealth Advisors (“Sturman Wealth”), formerly known as VNB Investment Services. Virginia National Bank is subject to the supervision, examination and regulations of the OCC and is also subject to regulations of the FDIC, the Federal Reserve and the CFPB.

During 2018, Virginia National formed Masonry Capital, a registered investment advisor, which offers investment advisory and management services to clients through separately managed accounts and a private investment fund. Virginia National believes the formation of Masonry Capital allows Virginia National to offer its investment strategy to a wider range of clients.

References to Virginia National’s subsidiaries in this document include both Virginia National Bank and Masonry Capital.

As of December 31, 2019, Virginia National and its subsidiaries occupied five full-service banking facilities in the cities of Charlottesville and Winchester and the County of Albemarle, Virginia, as well as a drive-through facility with additional office space for VNB Trust and Estate Services in Charlottesville.

The multi-story office building at 404 People Place, Charlottesville, Virginia, also serves as Virginia National’s corporate headquarters and operations center, as well as the headquarters for Masonry Capital and for Sturman Wealth. Additionally, Virginia National has a loan production location in Richmond, Virginia.

Products and Services

Virginia National Bank offers a full range of banking and related financial services, including checking accounts, NOW accounts, money market deposit accounts, certificates of deposit, individual retirement accounts, Certificate of Deposit Account Registry Service, Insured Cash Sweep Service and other depository services. Virginia National Bank actively solicits such accounts from individuals, businesses and charitable organizations within its trade area. Other services offered by Virginia National Bank include automated teller machines (“ATMs”), internet banking, treasury and cash management services and merchant card services. In addition, Virginia National Bank is affiliated with Visa®, which is accepted worldwide and offers debit cards to consumer and business customers.

Virginia National Bank also offers short to long term commercial, real estate and consumer loans. Virginia National Bank is committed to being a reliable and consistent source of credit, providing loans that are priced based upon an overall banking relationship, easy access to Virginia National Bank’s local decision makers who possess strong local market knowledge, local delivery, fast response, and continuity in the banking relationship. Virginia National Bank originates residential mortgage loans and sells on the secondary market those loans which Virginia National Bank does not wish to retain for its own loan portfolio due to the interest rate risks that are inherent with long-term fixed rate loans.

Wealth and investment advisory services and products are offered under the name of Sturman Wealth Advisors, formerly known as VNB Investment Services, pursuant to networking agreements with a registered broker/dealer and a registered investment advisor to provide services through representatives who are also employees of Virginia National.

Trust and estate administration services are offered through VNB Trust and Estate Services.

Investment management services are offered through Masonry Capital, whose flagship product for separately managed accounts and a private investment fund employs a value-based, catalyst-driven investment strategy. The financial instruments used include common and preferred stock, corporate bonds, bank loans and other debt securities, convertible securities, exchange traded funds, options, warrants and cash equivalents.

Market Area

Virginia National Bank primarily serves the Virginia communities in and around the City of Charlottesville, Albemarle County and the City of Winchester. Virginia National Bank also has a loan production location in Richmond, Virginia. Virginia National Bank’s locations are well-positioned in attractive markets. Within its market area, there are various types of industries including medical and professional services, higher education, research and development companies and retail.

Competition

Virginia National engages in highly competitive activities. Each activity involves competition with other banks, as well as with non-banking enterprises that offer financial products and services that compete directly with Virginia National’s product and service offerings. Virginia National actively competes with other banks in its efforts to obtain deposits and make loans, in the scope and types of services offered, in interest rates paid on time deposits and charged on loans, and in other aspects of banking.

In addition to competing with other commercial banks within and outside its primary service areas, Virginia National competes with other financial institutions engaged in the business of making loans or accepting deposits, such as credit unions, insurance companies, small loan companies, finance companies, mortgage companies, certain governmental agencies and other enterprises. Competition for money market accounts with securities brokers and mutual funds is strong. Additional competition for deposits comes from government and private issuers of debt obligations and other investment alternatives for depositors such as money market funds.

The market areas served by Virginia National are highly competitive with respect to banking. Competition for loans to businesses and professionals is intense, and pricing is important. Many of Virginia National’s competitors have substantially greater resources and lending limits than Virginia National and offer certain services such as extensive and established branch networks that Virginia National does not expect to match. Deposit competition is also very strong. Management believes, however, that a market exists for the personal and customized financial services an independent, community bank can offer.

Properties

Virginia National and its subsidiaries currently occupy five full-service banking facilities in Charlottesville, Winchester, and Albemarle County, Virginia. Virginia National’s main office, which includes a full-service banking facility, operations staff, and offices of both Masonry Capital and Sturman Wealth, is located at 404 People Place, Charlottesville, Virginia. Full-service banking facilities are also located at 222 East Main Street, Charlottesville, Virginia; 1580 Seminole Trail, Charlottesville, Virginia; 1900 Arlington Boulevard, Charlottesville, Virginia; and 3119 Valley Avenue, #102, Winchester, Virginia. VNB Trust and Estate Services is located at 112 Third Street, SE, Charlottesville, Virginia, which is part of the same leased space that Virginia National uses to operate a drive-through location at 301 East Water Street, Charlottesville, Virginia. Virginia National closed its banking facility at the 102 East Main Street, Orange, Virginia location effective April 13, 2018. Virginia National Bank offers messenger services to customers previously serviced through the Orange Office.

The five-story building located at 404 People Place, Charlottesville, Virginia (the “Pantops Building”), just east of the Charlottesville city limits on Pantops Mountain, was constructed by Virginia National Bank on a pad site leased in 2005 from Pantops Park, LLC for a term of twenty years, with seven five-year renewal options. William D. Dittmar, Jr., a director of Virginia National, is the manager and indirect owner of Pantops Park, LLC. Monthly rent for this space is a fair market rate as verified by an independent third-party appraisal. The building, consisting of approximately 43,000 square feet, was completed in early 2008, and Virginia National Bank opened this full-service office in April, 2008. In addition to Virginia National’s use of this building as outlined in the preceding paragraph, a portion of the additional space is leased to tenants.

The drive-through location at 301 East Water Street, Charlottesville and the adjourning office space located at 112 Third Street, SE, Charlottesville Virginia (the “Water and Third Street Property”) is leased from East Main Investments, LLC. Hunter E. Craig, a director of Virginia National, serves as manager of East Main Investments, LLC, which is owned by Mr. Craig and his spouse.

The property located at 1580 Seminole Trail, Charlottesville, Virginia has been fully owned by Virginia National since 2012. As of December 31, 2019, all of the other locations were leased from parties other than related parties other than the Pantops Building and the Water and Third Street Property, as noted above. The banking facility located at 1900 Arlington Boulevard, Charlottesville, Virginia, was constructed by Virginia National Bank on a pad site which is leased by Virginia National; this facility has additional space not occupied by the banking facility that has been leased to tenants.

Virginia National’s properties are maintained in good operating condition and Virginia National believes the properties are suitable and adequate for its operational needs.

Employees

At September 30, 2020, Virginia National had 83 full time equivalent employees and 7 part-time employees. None of Virginia National’s employees are represented by any collective bargaining unit. Virginia National considers relations with its employees to be good.

As a small community bank, Virginia National is a relationship-driven organization with senior officers that have primary contact with many of its customers. Virginia National’s executive compensation programs are designed to attract, retain and motivate bankers with the ability to generate strong business results and ensure the long-term success of Virginia National. Virginia National’s compensation committee has established compensation programs that reflect and support Virginia National’s strategic and financial performance goals, the primary goal being the creation of long-term value for the shareholders of Virginia National, while protecting the interests of the depositors of Virginia National Bank. See “– Executive Compensation” for a description of the types of plans in programs that Virginia National maintains for its senior officers.

Virginia National owns Bank Owned Life Insurance (“BOLI”) policies on each executive officer and certain other senior officers of Virginia National. BOLI is a bank-eligible asset designed to recover costs of providing pre- and post-retirement benefits and/or to finance general employee benefit expenses. Under BOLI policies, each executive officer and certain other senior officers of Virginia National are the insured, and Virginia National is the owner and beneficiary of the policies. The insured has no claim to the insurance policy or to the policy’s cash value. Under separate split dollar agreements, a portion of any death benefit may be paid to the beneficiaries of the insured officer, subject to the terms and restrictions of the split dollar endorsement agreement between the insured officer and Virginia National.

Legal Proceedings

In the ordinary course of its operations, Virginia National and/or its subsidiaries are parties to various legal proceedings from time to time. Based on the information presently available, and after consultation with legal counsel, management believes that the ultimate outcome of such proceedings, in the aggregate, will not have a material adverse effect on the business or financial condition of Virginia National and its subsidiaries.

Supervision and Regulation

Virginia National and Virginia National Bank are extensively regulated under both federal and state laws and regulations. The following description briefly addresses certain historic and current provisions of federal and state laws and certain regulations, proposed regulations and the potential impacts on Virginia National and Virginia National Bank. To the extent statutory or regulatory provisions or proposals are described below, the description is qualified in its entirety by reference to the particular statutory or regulatory provisions or proposals.

Virginia National Bankshares Corporation

General. As a bank holding company registered under the BHC Act, Virginia National is subject to supervision, regulation, and examination by the Federal Reserve. Virginia National is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation, and examination by the Virginia Bureau of Financial Institutions.

Permitted Activities. The permitted activities of a bank holding company are limited to managing or controlling banks, furnishing services to or performing services for its subsidiaries, and engaging in other activities that the Federal Reserve determines by regulation or order to be so closely related to banking, or managing or controlling banks, as to be a proper incident thereto. In determining whether a particular activity is permissible, the Federal Reserve must consider whether the performance of such an activity reasonably can be expected to produce benefits to the public that outweigh possible adverse effects. Possible benefits include greater convenience, increased competition, and gains in efficiency. Possible adverse effects include undue concentration of resources, decreased or unfair competition, conflicts of interest, and unsound banking practices. Despite prior approval, the Federal Reserve may order a bank holding company or its subsidiaries to terminate any activity or to terminate ownership or control of any subsidiary when the Federal Reserve has reasonable cause to believe that a serious risk to the financial safety, soundness or stability of any bank subsidiary of that bank holding company may result from such an activity.

Banking Acquisitions; Changes in Control. The BHC Act and related regulations require, among other things, the prior approval of the Federal Reserve in any case where a bank holding company proposes to (i) acquire direct or indirect ownership or control of more than 5% of the outstanding voting stock of any bank or bank holding company (unless it already owns a majority of such voting shares), (ii) acquire all or substantially all of the assets of another bank or bank holding company, or (iii) merge or consolidate with any other bank holding company. In determining whether to approve a proposed acquisition, the Federal Reserve will consider, among other factors, the following: the effect of the acquisition on competition; the public benefits expected to be received from the acquisition; any outstanding regulatory compliance issues of any institution that is a party to the transaction; the projected capital ratios and levels on a post-acquisition basis; the financial condition of each institution that is a party to the transaction and of the combined institution after the transaction; the parties’ managerial resources, as well as risk management and governance processes and systems; the parties’ compliance with the Bank Secrecy Act and anti-money laundering requirements; and the acquiring institution’s performance under the Community Reinvestment Act of 1977 (“CRA”) and its compliance with fair housing and other consumer protection laws.

Subject to certain exceptions, the BHC Act and the Change in Bank Control Act, together with applicable regulations, require Federal Reserve approval (or, depending on the circumstances, no notice of disapproval) prior to any person or company’s acquiring “control” of a bank or bank holding company. A conclusive presumption of control exists if an individual or company acquires the power, directly or indirectly, to direct the management or policies of an insured depository institution or to vote 25% or more of any class of voting securities of any insured depository institution. Under the Change in Bank Control Act, a rebuttable presumption of control exists if a person or company acquires 10% or more but less than 25% of any class of voting securities of an insured depository institution and either (i) the institution has registered its securities with the SEC under Section 12 of the Exchange Act or (ii) no other person will own a greater percentage of that class of voting securities immediately after the acquisition. Virginia National’s common stock is registered under Section 12 of the Exchange Act.

In addition, Virginia law requires the prior approval of the Virginia Bureau of Financial Institutions for (i) the acquisition by a Virginia bank holding company of more than 5% of the voting shares of a Virginia bank or a Virginia bank holding company, or (ii) the acquisition by any other person of control of a Virginia bank holding company or a Virginia bank.

Source of Strength. Federal Reserve policy has historically required bank holding companies to act as a source of financial and managerial strength to their subsidiary banks. The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank Act”) codified this policy as a statutory requirement. Under this requirement, Virginia National is expected to commit resources to support Virginia National Bank, including at times when Virginia National may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to depositors and to certain other indebtedness of such subsidiary banks. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Safety and Soundness. There are a number of obligations and restrictions imposed on bank holding companies and their subsidiary banks by law and regulatory policy that are designed to minimize potential loss to the depositors of such depository institutions and the FDIC insurance fund in the event of a depository institution insolvency, receivership, or default. For example, under the Federal Deposit Insurance Corporation Improvement Act of 1991, to avoid receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any subsidiary bank that may become “undercapitalized” with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal bank regulatory agency up to the lesser of (i) an amount equal to 5% of the institution’s total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan.

Under the Federal Deposit Insurance Act (“FDIA”), the federal bank regulatory agencies have adopted guidelines prescribing safety and soundness standards. These guidelines establish general standards relating to capital management, internal controls and information systems, internal audit systems, information systems, data security, loan documentation, credit underwriting, interest rate exposure and risk management, vendor management, corporate governance, and asset growth, as well as compensation, fees, and benefits. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines.

Capital Requirements. The Federal Reserve imposes certain capital requirements on bank holding companies under the BHC Act, including a minimum leverage ratio and a minimum ratio of “qualifying” capital to risk-weighted assets. These requirements are described below under “Virginia National Bank – Capital Requirements.” Subject to its capital requirements and certain other restrictions, Virginia National is able to borrow money to make a capital contribution to Virginia National Bank, and such loans may be repaid from dividends paid by Virginia National Bank to Virginia National.

Limits on Dividends and Other Payments. Virginia National is a legal entity, separate and distinct from its subsidiaries.    A significant portion of the revenues of Virginia National result from dividends paid to it by Virginia National Bank. There are various legal limitations applicable to the payment of dividends by Virginia National Bank to Virginia National and to the payment of dividends by Virginia National to its shareholders. Virginia National Bank is subject to various statutory and regulatory restrictions on its ability to pay dividends to Virginia National. The OCC has advised that a national bank should generally pay dividends only out of current operating earnings. Under current regulations, prior regulatory approval is required if cash dividends declared by Virginia National Bank in any given year exceed net income for that year, plus retained net profits of the two preceding years. The payment of dividends by Virginia National Bank or Virginia National may be limited by other factors, such as requirements to maintain capital above regulatory guidelines. Bank regulatory agencies have the authority to prohibit Virginia National Bank or Virginia National from engaging in an unsafe or unsound practice in conducting its respective business. The payment of dividends, depending on the financial condition of Virginia National Bank or Virginia National, could be deemed to constitute such an unsafe or unsound practice.

Under the FDIA, insured depository institutions, such as Virginia National Bank, are prohibited from making capital distributions, including the payment of dividends, if, after making such distributions, the institution would become “undercapitalized” (as such term is used in the statute). Based on Virginia National Bank’s current financial condition, Virginia National does not expect that this provision will have any impact on its ability to receive dividends from Virginia National Bank.

In addition, Virginia National’s ability to pay dividends is limited by restrictions imposed by the Virginia Stock Corporation Act (the “VSCA”) on Virginia corporations. In general, dividends paid by a Virginia corporation may be paid only if, after giving effect to the distribution, (i) the corporation is still able to pay its debts as they become due in the usual course of business, or (ii) the corporation’s total assets are greater than or equal to the sum of its total liabilities plus (unless the corporation’s articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights, upon the dissolution, of shareholders whose preferential rights are superior to those receiving the distribution.

Reporting Obligations under Securities Laws; Availability of Information. Virginia National is subject to the periodic and other reporting requirements of the Exchange Act, including the filing of annual, quarterly and other reports with the SEC. Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, plus any amendments to these reports, are available, free of charge, at http://www.vnbcorp.com. Virginia National’s SEC filings are posted and available as soon as reasonably practicable after the reports are filed electronically with the SEC. The information on Virginia National’s website is not incorporated into this joint proxy statement/prospectus or any other filing Virginia National makes with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Virginia National Bank

General. Virginia National Bank is supervised and regularly examined by the OCC. The various laws and regulations administered by the OCC and the other bank regulatory agencies affect corporate practices, such as the payment of dividends, incurrence of debt, and acquisition of financial institutions and other companies; they also affect business practices, such as the payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. Certain of these laws and regulations are referenced above under the section entitled “Virginia National Bankshares Corporation.”

Capital Requirements. The OCC and the other federal bank regulatory agencies have issued risk-based and leverage capital guidelines applicable to U.S. banking organizations. Those regulatory agencies may from time to time require that a banking organization maintain capital above the minimum levels because of its financial condition or actual or anticipated growth.

The federal banking agencies have adopted rules regarding capital requirements and calculations of risk-weighted assets to implement the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision (the “Basel Committee”) and certain provisions of the Dodd-Frank Act (the “Basel III Capital Rules”).

The Basel III Capital Rules require banks and bank holding companies to comply with the following minimum capital ratios: (i) a ratio of common equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%); (ii) a ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%); (iii) a ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%); and (iv) a leverage ratio of 4%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter). The phase-in of the capital conservation buffer requirement began on January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until it was fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking organizations with a ratio of common equity Tier 1 capital to risk-weighted assets above the minimum but below the conservation buffer face constraints on dividends, equity repurchases, and compensation based on the amount of the shortfall. The Tier 1, common equity Tier 1, total capital to risk-weighted assets, and leverage ratios of Virginia National Bank were 14.46%, 14.46%, 15.44% and 9.45%, respectively, as of September 30, 2020, thus exceeding the minimum requirements.

With respect to Virginia National Bank, the “prompt corrective action” regulations pursuant to Section 38 of the FDIA were revised, effective as of January 1, 2015, to incorporate a common equity Tier 1 capital ratio and to increase certain other capital ratios. To be “well capitalized” under the revised regulations, a bank must have the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of at least 6.5%; (ii) a Tier 1 capital to risk-weighted assets ratio of at least 8.0%; (iii) a total capital to risk-weighted assets ratio of at least 10.0%; and (iv) a leverage ratio of at least 5.0%. Virginia National Bank exceeds the thresholds to be considered well capitalized as of September 30, 2020.

The Basel III Capital Rules also changed the risk weights of assets to better reflect credit risk and other risk exposures. These include a 150% risk weight for certain high volatility commercial real estate acquisition, development and construction loans and nonresidential mortgage loans that are 90 days past due or otherwise on nonaccrual status, a 20% credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancelable, a 250% risk weight for mortgage servicing rights and deferred tax assets that are not deducted from capital, and increased risk-weights for equity exposures.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as “Basel IV”). Among other things, these standards revise the Basel Committee’s standardized approach for credit risk (including by recalibrating risk weights and introducing new capital requirements for certain “unconditionally cancellable commitments,” such as unused credit card lines of credit) and provide a new standardized approach for operational risk capital. Under the proposed framework, these standards will generally be effective on January 1, 2022, with an aggregate output floor phasing-in through January 1, 2027. Under the current capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to Virginia National. The impact of Basel IV on Virginia National and Virginia National Bank will depend on the manner in which it is implemented by the federal bank regulatory agencies.

On August 28, 2018, the Federal Reserve issued an interim final rule required by the Economic Growth, Regulatory Relief and Consumer Protection Act of 2018, which was signed into law on May 24, 2018 (the “EGRRCPA”), that expands the applicability of the Federal Reserve’s small bank holding company policy statement (the “SBHC Policy Statement”) to bank holding companies with total consolidated assets of less than $3 billion (up from the prior $1 billion threshold). Under the SBHC Policy Statement, qualifying bank holding companies have additional flexibility in the amount of debt they can issue and are also exempt from the Basel III Capital Rules (subsidiary depository institutions of qualifying bank holding companies are still subject to capital requirements). Virginia National currently has less than $3 billion in total consolidated assets and qualifies under the revised SBHC Policy Statement. Virginia National will continue to have less than $3 billion in total consolidated assets immediately after the merger. However, Virginia National does not currently intend to issue a material amount of debt or take any other action that would cause its capital ratios to fall below the minimum ratios required by the Basel III Capital Rules. The Tier 1, common equity Tier 1, total capital to risk-weighted assets, and leverage ratios of Virginia National were 14.42%, 14.42%, 15.41% and 9.41%, respectively, as of September 30, 2020, thus exceeding the minimum requirements.

On September 17, 2019 the FDIC finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations, referred to as the community bank leverage ratio (“CBLR”) framework, as required by the EGRRCPA. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework. In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9 percent, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital. Virginia National has decided not to opt into the CBLR framework. These CBLR rules were modified in response to the COVID-19 pandemic. See “– Coronavirus Aid, Relief, and Economic Security Act” below.

Prompt Corrective Action. Federal banking regulators are authorized and, under certain circumstances, required to take certain actions against banks that fail to meet their capital requirements. The federal bank regulatory agencies have additional enforcement authority with respect to undercapitalized depository institutions. “Well capitalized” institutions may generally operate without additional supervisory restriction. With respect to “adequately capitalized” institutions, such banks (i) cannot normally pay dividends or make any capital contributions that would leave it undercapitalized, (ii) cannot pay a management fee to a controlling person if, after paying the fee, it would be undercapitalized, and (iii) cannot accept, renew, or roll over any brokered deposit unless the bank has applied for and been granted a waiver by the FDIC.

Immediately upon becoming “undercapitalized,” a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the DIF, subject in certain cases to specified procedures. These discretionary supervisory actions include: (a) requiring the institution to raise additional capital; (b) restricting transactions with affiliates; (c) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (d) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions. Virginia National Bank met the definition of being “well capitalized” as of September 30, 2020.

As described above in “Virginia National Bank – Capital Requirements,” the capital requirement rules issued by the OCC incorporate new requirements into the prompt corrective action framework.

Deposit Insurance. The deposits of Virginia National Bank are insured up to applicable limits by the Deposit Insurance Fund (“DIF”) of the FDIC and are subject to deposit insurance assessments based on average total assets minus average tangible equity to maintain the DIF. The basic limit on FDIC deposit insurance coverage is $250,000 per depositor. Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations as an insured depository institution, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC, subject to administrative and potential judicial hearing and review processes. As required by the Dodd-Frank Act, the FDIC has adopted a large-bank pricing assessment structure, set a target “designated reserve ratio” of 2 percent for the DIF, in lieu of dividends, provides for a lower assessment rate schedule, when the reserve ratio reaches 2 percent and 2.5 percent. An institution’s assessment rate is based on a statistical analysis of financial ratios that estimates the likelihood of failure over a three-year period, which considers the institution’s weighted average CAMELS component rating. The CAMELS component is a supervisory rating system designed to reflect financial and operational risks that a bank may face, including capital adequacy, asset quality, management capability, earnings, liquidity and sensitivity to market risk (“CAMELS”).

Transactions with Affiliates. Pursuant to Sections 23A and 23B of the Federal Reserve Act and Regulation W, the authority of Virginia National Bank to engage in transactions with related parties or “affiliates” or to make loans to insiders is limited. Loan transactions with an affiliate generally must be collateralized and certain transactions between Virginia National Bank and its affiliates, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to Virginia National Bank, as those prevailing for comparable nonaffiliated transactions. In addition, Virginia National Bank generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors, or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls, or has the power to vote more than 10% of any class of voting securities of a bank (“10% Shareholders”), are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives (which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act). Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire board of directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of those individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed Virginia National Bank’s unimpaired capital and unimpaired surplus. Section 22(g) of the Federal Reserve Act identifies limited circumstances in which Virginia National Bank is permitted to extend credit to executive officers.

Community Reinvestment Act. Virginia National Bank is subject to the requirements of the Community Reinvestment Act of 1977. The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of the local communities, including low and moderate income neighborhoods. The CRA requires the appropriate federal banking agency, in connection with its examination of a bank, to assess the bank’s record in meeting such credit needs. In addition, in order for a bank holding company, like Virginia National, to commence any new activity permitted by the BHC Act, or to acquire any company engaged in any new activity permitted by the BHC Act, each insured depository institution subsidiary of the bank holding company must have received a rating of at least “satisfactory” in its most recent examination under the CRA. Under the CRA, institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” Virginia National Bank received a “satisfactory” CRA rating in its most recent examination.

LIBOR and Other Benchmark Rates. Following the announcement by the U.K.’s Financial Conduct Authority in July 2017 that it will no longer persuade or require banks to submit rates for LIBOR after 2021, central banks and regulators around the world have commissioned working groups to find suitable replacements for Interbank Offered Rates (“IBOR”) and other benchmark rates and to implement financial benchmark reforms more generally. These actions have resulted in uncertainty regarding the use of alternative reference rates (“ARRs”) and could cause disruptions in a variety of markets, as well as adversely impact Virginia National’s business, operations and financial results.

To facilitate an orderly transition from LIBOR, IBOR and other benchmark rates to ARRs, Virginia National has established a focus committee, which includes members of senior management, including the chief credit officer and chief financial officer, among others. The task of this committee is to identify, assess and monitor risks associated with the expected discontinuation or unavailability of benchmarks, including LIBOR, achieve operational readiness and engage impacted clients in connection with the transition to ARRs.

Confidentiality of Customer Information. Virginia National and Virginia National Bank are subject to various laws and regulations that address the privacy of nonpublic personal financial information of customers. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers’ personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy laws and regulations generally prohibit a financial institution from providing a customer’s personal financial information to unaffiliated parties without prior notice and approval from the customer.

Required Disclosure of Customer Information. Virginia National and Virginia National Bank are also subject to various laws and regulations that attempt to combat money laundering and terrorist financing. The Bank Secrecy Act requires all financial institutions to, among other things, create a system of controls designed to prevent money laundering and the financing of terrorism, and also imposes recordkeeping and reporting requirements. The USA Patriot Act (i) added further regulations to facilitate information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering, (ii) imposed standards for verifying customer identification at account opening, and (iii) required financial institutions to establish anti-money laundering programs. The Office of Foreign Assets Control (“OFAC”), which is a division of the U.S. Treasury, is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. If Virginia National Bank finds a name of an “enemy” of the United States on any transaction, account, or wire transfer that is on an OFAC list, it must freeze such account or place transferred funds into a blocked account, and report it to OFAC.

Volcker Rule. The Dodd-Frank Act and regulations under that act prohibit insured depository institutions and their affiliates, except as permitted under certain limited circumstances, from (i) engaging in short-term proprietary trading for their own accounts and (ii) having certain ownership interests in, and relationships with, hedge funds or private equity funds. The Volcker Rule did not have a material impact on Virginia National’s operations or financial position in 2019 and 2018.

Consumer Financial Protection. Virginia National Bank is subject to a number of other federal and state consumer protection laws that extensively govern its relationship with its customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Servicemembers’ Civil Relief Act, Secure and Fair Enforcement for Mortgage Licensing Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. If Virginia National Bank fails to comply with these laws and regulations, it may be subject to various penalties. Failure to comply with consumer protection requirements may also result in failure to obtain any required bank regulatory approval for merger or acquisition transactions Virginia National Bank may wish to pursue or being prohibited from engaging in such transactions even if approval is not required.

The Dodd-Frank Act centralized responsibility for consumer financial protection by creating the CFPB and giving it responsibility for implementing, examining, and enforcing compliance with federal consumer protection laws. The CFPB focuses on (i) risks to consumers and compliance with the federal consumer financial laws; (ii) the markets in which firms operate and risks to consumers posed by activities in those markets; (iii) depository institutions that offer a wide variety of consumer financial products and services; and (iv) non-depository companies that offer one or more consumer financial products or services. The CFPB is responsible for implementing, examining and enforcing compliance with federal consumer financial laws for institutions with more than $10 billion of assets. While Virginia National Bank, like all banks, is subject to federal consumer protection rules enacted by the CFPB, the OCC oversees the application to Virginia National Bank of most consumer protection aspects of the Dodd-Frank Act and other laws and regulations because Virginia National and Virginia National Bank have total consolidated assets of $10 billion or less.

The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit “unfair, deceptive, or abusive” acts and practices. Abusive acts or practices are defined as those that materially interfere with a consumer’s ability to understand a term or condition of a consumer financial product or service or take unreasonable advantage of a consumer’s (i) lack of financial savvy, (ii) inability to protect himself in the selection or use of consumer financial products or services, or (iii) reasonable reliance on a covered entity to act in the consumer’s interests. The CFPB can issue cease-and-desist orders against banks and other entities that violate consumer financial laws. The CFPB may also institute a civil action against an entity in violation of federal consumer financial law in order to impose a civil penalty or injunction. Further, regulatory positions taken by the CFPB with respect to financial institutions with more than $10 billion in assets may influence how other regulatory agencies apply the subject consumer financial protection laws and regulations.

Mortgage Banking Regulation. In connection with making mortgage loans, Virginia National and Virginia National Bank are subject to rules and regulations that, among other things, establish standards for loan origination, prohibit discrimination, provide for inspections and appraisals of property, require credit reports on prospective borrowers, in some cases restrict certain loan features and fix maximum interest rates and fees, require the disclosure of certain basic information to mortgagors concerning credit and settlement costs, limit payment for settlement services to the reasonable value of the services rendered, and require the maintenance and disclosure of information regarding the disposition of mortgage applications based on race, gender, geographical distribution and income level. Virginia National and Virginia National Bank are also subject to rules and regulations that require the collection and reporting of significant amounts of information with respect to mortgage loans and borrowers.

Virginia National’s and Virginia National Bank’s mortgage origination activities are subject to Regulation Z, which implements the Truth in Lending Act. Certain provisions of Regulation Z require creditors to make a reasonable and good faith determination based on verified and documented information that a consumer applying for a mortgage loan has a reasonable ability to repay the loan according to its terms. Creditors are required to determine consumers’ ability to repay in one of two ways. The first alternative requires the creditor to consider the following eight underwriting factors when making the credit decision: (i) current or reasonably expected income or assets; (ii) current employment status; (iii) the monthly payment on the covered transaction; (iv) the monthly payment on any simultaneous loan; (v) the monthly payment for mortgage-related obligations; (vi) current debt obligations, alimony, and child support; (vii) the monthly debt-to-income ratio or residual income; and (viii) credit history. Alternatively, the creditor can originate “qualified mortgages,” which are entitled to a presumption that the creditor making the loan satisfied the ability-to-repay requirements. In general, a “qualified mortgage” is a mortgage loan without negative amortization, interest-only payments, balloon payments, or terms exceeding 30 years. In addition, to be a qualified mortgage, the points and fees paid by a consumer cannot exceed 3% of the total loan amount, and the consumer’s debt-to-income ratio (“DTI”) must be below the prescribed threshold. Qualified mortgages that are “higher-priced” (e.g. subprime loans) garner a rebuttable presumption of compliance with the ability-to-repay rules, while qualified mortgages that are not “higher-priced” (e.g. prime loans) are given a safe harbor of compliance. Small creditors, as described below, may originate qualified mortgages that are not restricted by the specific DTI threshold (however, the DTI must still be considered). Small creditors are those financial institutions that meet the following requirements: (i) have assets below $2.2 billion (adjustable annually by CFPB); (ii) originated no more than 2,000 first-lien, closed-end residential mortgages subject to the ability-to-repay requirements in the preceding calendar year; and (iii) hold the qualified mortgage loan in its portfolio after origination. Virginia National Bank, as a small creditor, complies with the “qualified mortgage rules” and the other applicable Truth in Lending requirements.

Incentive Compensation. In 2010, the federal bank regulatory agencies issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of financial institutions do not undermine the safety and soundness of such institutions by encouraging excessive risk-taking. The Interagency Guidance on Sound Incentive Compensation Policies, which covers all employees that have the ability to materially affect the risk profile of financial institutions, either individually or as part of a group, is based upon the key principles that a financial institution’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the institution’s ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the financial institution’s board of directors.

The Federal Reserve and the OCC will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as Virginia National and Virginia National Bank, that are not “large, complex banking organizations.” These reviews will be tailored to each financial institution based on the scope and complexity of the institution’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the institution’s supervisory ratings, which can affect the institution’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a financial institution if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the institution’s safety and soundness and the financial institution is not taking prompt and effective measures to correct the deficiencies.

In 2016, the SEC and the federal banking agencies proposed rules that prohibit covered financial institutions (including bank holding companies and banks) from establishing or maintaining incentive-based compensation arrangements that encourage inappropriate risk taking by providing covered persons (consisting of senior executive officers and significant risk takers, as defined in the rules) with excessive compensation, fees, or benefits that could lead to material financial loss to the financial institution. The proposed rules (i) outline factors to be considered when analyzing whether compensation is excessive and whether an incentive-based compensation arrangement encourages inappropriate risks that could lead to material loss to the covered financial institution and (ii) establishes minimum requirements that incentive-based compensation arrangements must meet to be considered to not encourage inappropriate risks and to appropriately balance risk and reward. The proposed rules also impose additional corporate governance requirements on the boards of directors of covered financial institutions and impose additional record-keeping requirements. The comment period for these proposed rules has closed, and final rules have not yet been published.

Cybersecurity. The federal bank regulatory agencies have adopted guidelines for establishing information security standards and cybersecurity programs for implementing safeguards under the supervision of a financial institution’s board of directors. These guidelines, along with related regulatory materials, increasingly focus on risk management and processes related to information technology and the use of third parties in the provision of financial products and services. The federal bank regulatory agencies expect financial institutions to establish lines of defense and to ensure that their risk management processes address the risk posed by compromised customer credentials, and also expect financial institutions to maintain sufficient business continuity planning processes to ensure rapid recovery, resumption and maintenance of the institution’s operations after a cyberattack. If Virginia National or Virginia National Bank fails to meet the expectations set forth in this regulatory guidance, Virginia National or Virginia National Bank could be subject to various regulatory actions, including financial penalties. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and the expanding use of technology-based products and services. Virginia National is, however, taking measures to combat these types of threats and manage risk to Virginia National and its customers.

In October 2016, the federal bank regulatory agencies issued proposed rules on enhanced cybersecurity risk-management and resilience standards that would apply to very large financial institutions and to services provided by third parties to these institutions. The comment period for these proposed rules has closed; however, the final rules have not been published. Although the proposed rules would apply only to bank holding companies and banks with $50 billion or more in total consolidated assets, these rules could influence the federal bank regulatory agencies’ expectations and supervisory requirements for information security standards and cybersecurity programs of financial institutions with less than $50 billion in total consolidated assets, such as Virginia National.

Effect of Governmental Monetary Policies. Virginia National’s operations are affected not only by general economic conditions but also by the policies of various regulatory authorities. In particular, the Federal Reserve uses monetary policy tools to impact money market and credit market conditions and interest rates to influence general economic conditions. These policies have a significant impact on overall growth and distribution of loans, investments, and deposits, and they affect market interest rates charged on loans or paid for time and savings deposits. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks and financial institutions, including Virginia National, in the past and are expected to do so in the future.

Coronavirus Aid, Relief, and Economic Security Act. In response to the COVID-19 pandemic, President Trump signed into law the CARES Act on March 27, 2020. Among other things, the CARES Act included the following provisions impacting financial institutions:

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Legal Lending Limit Waiver. The CARES Act permits the OCC to waive legal lending limits to any particular borrower (i) with respect to loans to nonbank financial companies or (ii) upon a finding by the OCC that such exemption is in the public interest, with respect to any other borrower, in each case until the earlier of the termination date of the national emergency or December 31, 2020.

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Community Bank Leverage Ratio. The CARES Act directs federal banking agencies to adopt interim final rules to lower the threshold under the CBLR from 9% to 8% and to provide a reasonable grace period for a community bank that falls below the threshold to regain compliance, in each case until the earlier of the termination date of the national emergency or December 31, 2020. In April 2020, the federal bank regulatory agencies issued two interim final rules implementing this directive. One interim final rule provides that, as of the second quarter 2020, banking organizations with leverage ratios of 8% or greater (and that meet the other existing qualifying criteria) may elect to use the CBLR framework. It also establishes a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall below the 8% CBLR requirement, so long as the banking organization maintains a leverage ratio of 7% or greater. The second interim final rule provides a transition from the temporary 8% CBLR requirement to a 9% CBLR requirement. It establishes a minimum CBLR of 8% for the second through fourth quarters of 2020, 8.5% for 2021, and 9% thereafter, and maintains a two-quarter grace period for qualifying community banking organizations whose leverage ratios fall no more than 100 basis points below the applicable CBLR requirement.

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Temporary Troubled Debt Restructurings (“TDRs”) Relief. The CARES Act allows banks to elect to suspend requirements under GAAP for loan modifications related to the COVID-19 pandemic (for loans that were not more than 30 days past due as of December 31, 2019) that would otherwise be categorized as a TDR, including impairment for accounting purposes, until the earlier of 60 days after the termination date of the national emergency or December 31, 2020. Federal banking agencies are required to defer to the determination of the banks making such suspension.

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Small Business Administration Paycheck Protection Program. The CARES Act created the SBA’s PPP. Under the PPP, money was authorized for small business loans to pay payroll and group health costs, salaries and commissions, mortgage and rent payments, utilities, and interest on other debt. The loans are provided through participating financial institutions, such as Virginia National Bank, that process loan applications and service the loans.

Future Legislation and Regulation. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures, as well as by regulatory agencies. Such initiatives may include proposals to expand or contract the powers of bank holding companies and depository institutions or proposals to substantially change the financial institution regulatory system. Such legislation could change banking statutes and the operating environment of Virginia National and Virginia National Bank in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities, or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. Virginia National cannot predict whether any such legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of Virginia National or Virginia National Bank.

Certain Relationships and Related Transactions

Certain of Virginia National’s directors and officers, and certain immediate family members and/or associated entities, are customers of Virginia National’s affiliates and have had transactions in the ordinary course of business with the affiliates, including loan, deposit, asset management, leases and other transactions. All such banking transactions have been on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons, and did not involve more than a normal risk of collection or present any unfavorable features for Virginia National Bank. All credit transactions involving officers and directors are reviewed and approved pursuant to Virginia National Bank’s established underwriting procedures, and all credit transactions involving executive officers and directors, and/or entities with which such persons are associated, are reported to the board of directors of Virginia National Bank.

Virginia National has not adopted a formal written policy that covers the review and approval of director and other related person transactions by the Virginia National Board; however, the Virginia National Board, as a matter of practice, reviews all such significant transactions for approval. All such dealings and transactions have been on substantially the same terms as those prevailing at the time for comparable business dealings and transactions with unrelated persons. From January 1, 2019 through November 9, 2020, Virginia National Bank made lease and other payments of $933,966 (which included reimbursements for taxes and insurance of $120,843) to or for the benefit of Pantops Park, LLC, of which William D. Dittmar, Jr., chairman of the Virginia National Board, is the manager and indirect owner, under a ground lease executed in 2005. During 2018, Virginia National Bank made lease and other payments of $491,568 (which included reimbursements for taxes and insurance of $79,288) to or for the benefit of Pantops Park, LLC. From January 1, 2019 through November 9, 2020, Virginia National Bank made lease and other payments of $126,370 (which included reimbursements for taxes and insurance of $3,870) to East Main Investments, LLC, which is owned by Hunter E. Craig, a director of Virginia National, and his spouse. Mr. Craig also serves as manager of such entity. From January 1, 2019 through November 9, 2020, Virginia National made payments of $133,333 to LGH Consulting, LLC, an entity owned by Linda G. Houston, a director of Virginia National, for consulting services provided by Ms. Houston to Virginia National’s wealth management businesses. Virginia National has engaged in non-banking transactions with other related persons of Virginia National; however, the amount of such payments did not exceed the $120,000 threshold requiring disclosure.

Board of Directors and Director Compensation

General. The business and affairs of Virginia National are managed under the direction of the Virginia National Board in accordance with the VSCA and Virginia National’s articles of incorporation and bylaws. Members of the Virginia National Board are kept informed of Virginia National’s business through discussions with the chairman, the president and chief executive officer and other officers, by reviewing materials provided to them and by participating in meetings of the Virginia National Board and its committees.

Directors of Virginia National. The following biographical information discloses each director’s age and business experience, including the specific skills or attributes that qualify each director for service on the Virginia National Board, and the year that each individual was first elected to the Virginia National Board.

H. K. Benham, III (age 80), retired, practiced law with the firm of Harrison and Johnston in Winchester, Virginia for 50 years, specializing in corporate, tax, trust and real estate law. He is a co-administrator of several entities involving residential and commercial real estate. Mr. Benham has extensive experience with bank trust departments, both personally, as trustee, and as legal counsel for clients. In addition to his legal expertise, Mr. Benham also has knowledge of the Winchester marketplace. Mr. Benham has served as a director of Virginia National since 2015 and a director of Virginia National Bank since 2002.

Steven W. Blaine (age 63) is an attorney in the Charlottesville, Virginia, primarily practicing in business and real estate law. He is currently Of Counsel with Woods Roger, PLC. Prior to joining Woods Rogers in August 2019, Mr. Blaine was a partner with LeClairRyan since 1999 and was a partner of McGuireWoods LLP prior to that. As a practicing attorney, Mr. Blaine provides 36 years of experience as a corporate and transactional attorney. He also provides valuable insight into the local real estate economy and brings his legal perspective to bear in matters related to Virginia National. Mr. Blaine has served as a director of Virginia National since its incorporation in 2013 and a director of Virginia National Bank since its formation in 1998.

Hunter E. Craig (age 59) is President of Hunter E. Craig Co., a residential, commercial and industrial property company. Since 1991, Mr. Craig has been a principal real estate broker with Georgetown Real Estate. Mr. Craig is involved in various business activities and civic organizations in the Charlottesville area. As a lifelong resident of Charlottesville and a co-founder of Virginia National Bank, Mr. Craig provides a deep knowledge of local business conditions and has extensive community contacts. Mr. Craig has served as a director of Virginia National since 2020 and a director of Virginia National Bank since its formation in 1998.

William D. Dittmar, Jr. (age 67) serves as the non-executive chairman of Virginia National and Virginia National Bank. Mr. Dittmar is the managing member of Enterprise Properties, LLC in Charlottesville, Virginia, which is the parent company for various real estate and commercial property subsidiaries, as well as other investments. In addition to his extensive business background as a corporate executive, real estate executive and project manager, Mr. Dittmar is also well-versed in economic issues. Mr. Dittmar has served as a director of Virginia National since its incorporation in 2013 and a director of Virginia National Bank since its formation in 1998.

James T. Holland (age 80) is a consultant, author and civic volunteer. He was the president, chief executive officer and a director of O’Sullivan Corporation, a manufacturing company based in Winchester, Virginia, before retiring in 1999. Prior to that, Mr. Holland was a financial consultant and project manager for a consulting firm and served in junior management positions in a bank. Mr. Holland has executive management and board experience, including prior service on bank boards, and is a civic leader in the Winchester community. Mr. Holland has served as a director of Virginia National since its incorporation in 2013 and a director of Virginia National Bank since 2013.

Linda M. Houston (age 63), retired, was employed with Merrill Lynch/Bank of America Corporation from 1987 to May 2017. From 2011 to 2017, Ms. Houston served as managing director/division executive. Her prior roles with Merrill Lynch included head of Global Wealth and Investment Management Diversity and Inclusion Council, regional managing director, national marketing and sales manager, and managing director/market executive. Ms. Houston has extensive experience in wealth and investment management, compliance and compensation practices. Ms. Houston has served as a director of Virginia National and Virginia National Bank since 2018.

Susan K. Payne (age 72) is president and owner of Blue Ridge Group, a communications consulting firm in Charlottesville, Virginia. Prior to 2017, Ms. Payne was the president of Payne, Ross & Associates Advertising, Inc., a marketing, public relations and advertising firm located in Charlottesville. She currently serves as the chair of the board of directors of Virginia Tourism Corporation. Ms. Payne has an extensive understanding of the markets and communities served by Virginia National and provides marketing and public relations knowledge, better enabling Virginia National to communicate with existing customers, reach new customers and expand Virginia National’s brand. Ms. Payne has served as a director of Virginia National since 2015 and a director of Virginia National Bank since its formation in 1998.

Glenn W. Rust (age 65) is president and chief executive officer of Virginia National and Virginia National Bank, as well as a managing partner of both Masonry Capital and Masonry Capital GP, LLC. Prior to joining Virginia National Bank in 2006, he held various executive management positions at Sterling Bank in Houston, Texas, including executive vice president, chief operations officer, chief information officer, and president of the Bankruptcy Trustee Division. Mr. Rust serves on the board of, and provides advice and strategic counsel to, several charitable organizations in the Charlottesville, Houston and Washington, D.C. areas. Mr. Rust brings wide-ranging executive bank management experience to Virginia National, as well as expertise in successfully managing growth opportunities. Mr. Rust has served as a director of Virginia National since its incorporation in 2013 and a director of Virginia National Bank since 2006.

Gregory L. Wells (age 64) is chief executive officer of ACAC Fitness and Wellness Centers, which has centers in Charlottesville and Richmond, Virginia, in West Chester, Pennsylvania, and in Baltimore and Germantown, Maryland. He also serves as a board member of PT@ACAC, a joint venture between Legacy Management, Inc. and Martha Jefferson Sentara. Prior to joining ACAC in 2006, he was the chief executive officer and an owner of Mailing Services of Virginia in Charlottesville and held executive positions with the former Centel Corporation. Mr. Wells has experience in leading companies of various sizes, including responsibilities for finance, strategic planning, operations, business development, marketing and human resources. Mr. Wells has served as a director of Virginia National since its incorporation in 2013 and a director of Virginia National Bank since 2012.

Bryan D. Wright (age 68) is an attorney in Charlottesville, Virginia, where he serves as corporate, intellectual property and litigation counsel to entrepreneurs, businesses and public institutions. Mr. Wright has provided legal services to several Texas banks and served, for 15 years, as the legal member on a team that took over, restructured, operated and worked out business, real estate, and oil and gas ventures for the former Bankers Trust Company, New York. He is active in civic and community affairs. A frequent speaker on intellectual property, business and litigation law matters, Mr. Wright’s legal experience provides him with valuable insight on business and risk management issues. Mr. Wright has served as a director of Virginia National since 2015 and a director of Virginia National Bank since 2012.

Board Independence. In evaluating the independence of its directors, the Virginia National Board uses the independence definitions under the corporate governance standards established by the New York Stock Exchange (“NYSE”), even though those standards are not directly applicable to Virginia National. For the purpose of determining the independence of any individual for service on the Virginia National Board, the Virginia National Board has made a reasonable good faith determination, after taking into account all relevant facts and circumstances, that the individual has no material relationship with, or conflict with the interests of, Virginia National that would interfere with or impair the exercise of that individual’s independent business judgment.

The Virginia National Board has determined that 9 of its 10 current directors are independent within the meaning and guidance of Section 303A.02 of the NYSE Listed Company Manual. Mr. Rust, as an executive officer of Virginia National, is the only director who is not independent.

The Virginia National Board has also determined that (a) each current member of its compensation committee is independent; (b) each current member of its Corporate Governance Committee is independent; and (c) each member of its Audit Committee is independent except Mr. Holland. While Mr. Holland is independent for purposes of serving on the Virginia National Board, he is not independent under the NYSE requirements because he accepts consulting fees from Virginia National’s affiliate(s) for assisting with business development as previously disclosed in “Compensation of Directors.”

Compensation of Directors.

Non-employee directors of Virginia National receive an annual award of common stock of Virginia National with a market value of approximately $30,000 at the time of grant for their service on the boards of Virginia National and Virginia National Bank. Also, in 2020, non-employee directors of Virginia National also received cash compensation of $30,000 each.

The following table provides information concerning the compensation of non-employee directors of Virginia National who served at any time during 2019 for service on the boards and board committees of Virginia National and Virginia National Bank. Mr. Rust is an employee director and does not receive separate compensation for serving on the Virginia National Board.

Name	Stock Awards (1)		All Other Compensation (2)	Total
H. K. Benham, III	$30,031		—	$30,031
Steven W. Blaine	$30,031		—	$30,031
Hunter E. Craig	$30,031	(3)	—	$30,031
William D. Dittmar, Jr.	$30,031		—	$30,031
James T. Holland	$30,031		$36,000	$66,031
Linda M. Houston	$30,031		$41,667	$71,698
Susan K. Payne	$30,031		—	$30,031
Gregory L. Wells	$30,031		—	$30,031
Bryan D. Wright	$30,031		—	$30,031

(1)

The value included in the table above is the aggregate grant date fair value computed in accordance with the FASB’s Accounting Standards Codification Topic 718, Compensation – Stock Compensation (“ASC Topic 718”). Each non-employee director received grant of 815 shares, as adjusted for the 5% stock dividend issued later in 2019.

(2)

During 2019, (a) Mr. Holland received $36,000 from Virginia National’s affiliate(s) to assist with business development efforts in the Winchester market, and (b) Ms. Houston received $41,667 for consulting services provided to Virginia National’s wealth management businesses.

(3)	Mr. Craig’s compensation was received in connection with his service on the board of directors of Virginia National Bank and on its committee(s).

Compensation Committee Interlocks and Insider Participation. None of the members of Virginia National’s compensation committee will be or will have been an officer or employee of Virginia National or any of its subsidiaries. In addition, none of Virginia National’s executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of Virginia National’s directors or on its compensation committee.

Executive Officers of Virginia National

The individuals listed below are referred to throughout this joint proxy statement/prospectus as the “executive officers” of Virginia National. The executive officers identified in the “Summary Compensation Table” below are referred to as the “named executive officers” of Virginia National. Unless otherwise indicated, each of these individuals has served as an executive officer of Virginia National for at least five years.

Glenn W. Rust (age 65) serves as president and chief executive officer of Virginia National and Virginia National Bank. He has also served as managing partner of Masonry Capital and Masonry Capital GP, LLC since those entities were formed in 2018. He has been president of Virginia National Bank since November 1, 2006 and chief executive officer since July 15, 2007.

Virginia R. Bayes (age 60) serves as chief credit officer and executive vice president of Virginia National Bank. Ms. Bayes joined Virginia National Bank in 1998 and was named an executive officer in January 2011.

Donna G. Shewmake (age 60) serves as general counsel, executive vice president and corporate secretary of Virginia National and Virginia National Bank. Ms. Shewmake joined Virginia National Bank in June 2008 as general counsel and executive vice president, and was named secretary and an executive officer in May 2009.

Tara Y. Harrison (age 52) serves as chief financial officer and executive vice president of Virginia National and Virginia National Bank. Ms. Harrison joined Virginia National Bank in October 2016 and was named chief financial officer and executive vice president in February 2017. From January 2015 to October 2016, Ms. Harrison was an independent consultant, providing accounting, auditing, risk management and financial reporting advice. She served as director of internal audit for StellarOne Corporation from 2004 to 2014. Ms. Harrison’s other experience includes serving as chief financial officer of Guaranty Financial, as director of finance and controller for Comdial Corporation, and as senior audit manager for Deloitte & Touche, LLP.

Executive Compensation

Philosophy and Objectives of Virginia National’s Compensation Program. The Virginia National Board believes compensation of its executive officers should reflect and support Virginia National’s strategic and financial performance goals, the primary goal being the creation of long-term value for the shareholders of Virginia National, while protecting the interests of the depositors of Virginia National Bank.

The Virginia National compensation committee has adopted a committee charter, which was subsequently ratified by the entire Virginia National Board, pursuant to which the compensation committee is tasked with reviewing and making recommendations regarding Virginia National’s executive compensation policies to ensure they are (i) competitive, (ii) performance-based, and (iii) consistent with Virginia National’s annual and long-term business objectives. The compensation committee is also responsible for administering Virginia National’s stock incentive plans.

The compensation committee specifically reviews and, subject to approval by the Virginia National Board, establishes the compensation of the president and chief executive officer of Virginia National based on reasonableness, competitiveness and relationship to performance. In determining the compensation to recommend for the president and chief executive officer, the compensation committee reviews the overall financial performance of Virginia National relative to the performance of peer and comparable banks and bank holding companies, as well as the president and chief executive officer’s performance against standards previously established by the compensation committee. The compensation committee considers whether the president and chief executive officer’s cash compensation and the stock incentive awards made to him bear a reasonable relationship to the compensation paid to the chief executive officers of comparable banks and bank holding companies and is consistent with the desire of the compensation committee to offer appropriate performance incentives to the president and chief executive officer and to motivate him to remain at Virginia National. In 2018, the compensation committee recommended, based on the president and chief executive officer’s performance in 2017, that (a) his salary be increased to $375,000, (b) he be given a $80,000 cash bonus, and (c) he receive incentive stock options for 8,000 shares vesting over five years. In 2019, the compensation committee recommended, based on the president and chief executive officer’s performance in 2018, that (a) his salary be increased to $385,000, (b) he be given a $125,000 bonus, and (c) he receive incentive stock options for 12,000 shares vesting over five years. The Virginia National Board approved the compensation committee’s recommendations in both 2018 and 2019, and the salary increases were effective during those years.

The president and chief executive officer specifically reviews and establishes the compensation of the other executive officers of Virginia National. The compensation of Virginia National’s executive officers is designed to be competitive with Virginia National’s peers and reflective of the level of responsibility and performance of the executive officer. The philosophy behind the compensation program is to provide both cash compensation, in the form of salaries and bonuses, as well as stock incentives, in an effort to promote an ownership mentality among the executive officers and other key individuals within Virginia National and its affiliates.

During 2018 and 2019, no compensation consultants were engaged or used by the compensation committee, the Virginia National Board or management with respect to executive compensation. The compensation committee and management do use certain compensation surveys available from various organizations.

Composition of Compensation. There are four primary components of executive compensation, as follows: base salary; bonuses and short-term incentive compensation; stock option grants or other stock awards under Virginia National’s stock incentive plans; and benefits.

Base Salary. Base salary provides competitive levels of compensation to executives, in accordance with their experience, duties and responsibilities. Base salaries are necessary to recruit and retain executives, and base salary adjustments are reflective of an individual’s performance or changed responsibilities.

Bonuses; Short-Term Incentive Compensation. Bonuses and other short-term incentive compensation are designed to align the interests of staff with Virginia National’s shareholders by rewarding executive officers and other eligible employees based on the performance of Virginia National. Virginia National does not have a formal short-term incentive compensation program at this time.

Stock Option Grants and Other Stock Incentive Awards. Periodically, stock option grants, restricted and unrestricted stock grants, or other awards under Virginia National’s stock incentive plans may be awarded to executive officers and others within Virginia National and its affiliates whose performance is critical to the ongoing success of Virginia National. Stock options that have been granted have a ten-year term and typically vest evenly over a four-year or five-year period. All outstanding options have an exercise price equal to the closing price of Virginia National’s common stock on the date of the grant. Virginia National may also grant stock, restricted stock or other stock awards, which may vest immediately or over time. The actual value that may be realized by an option holder or by the recipient of a stock grant or other stock incentive award is tied to the appreciation of Virginia National’s common stock, thereby aligning the option holders’ or recipients’ interests with those of Virginia National’s other shareholders.

In addition to the stock option grant awarded to Mr. Rust in 2018 and 2019, each of the other executive officers received (a) incentive stock options in 2018 for 5,250 shares, vesting in five equal annual installments with a tax gross-up provision, (b) 1,000 unrestricted shares of stock in 2019 and (c) 1,000 shares of restricted stock granted in 2019 with a four-year vesting schedule. Outstanding stock options and restricted stock granted to the named executive officers in 2019 and prior years are included in the “Outstanding Equity Awards at Fiscal Year-End 2019” table, which have been adjusted, as applicable, for the 5% stock dividend issued to all shareholders of record as of April 3, 2018 (the “2018 5% Stock Dividend) and/or the 5% stock dividend issued on July 5, 2019 to all shareholders of record on June 26, 2019 (the “2019 5% Stock Dividend”).

Benefits.

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401(k) Profit Sharing Plan. Virginia National has a 401(k) plan available to all employees who are at least 18 years of age. Employees are able to elect the amount to contribute, not to exceed a maximum amount as determined by IRS regulations. Virginia National matches 100% of the first 6% of employee contributions. “Vesting” refers to the rights of ownership to the assets in the 401(k) accounts. Matching contributions, as well as employee contributions, are fully vested immediately.

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Health and Welfare Benefits. Virginia National also offers health and welfare benefits to the executive officers and others within Virginia National, including medical, dental and vision insurance, group term life insurance, disability insurance and flexible spending accounts.

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Split-Dollar Life Insurance. Virginia National has certain split-dollar insurance or BOLI arrangements with each executive officer and certain other senior officers of Virginia National and/or its subsidiaries. Under these BOLI arrangements, Virginia National is the owner of, and pays all premiums for, insurance policies on an officer’s life. Upon the death of the insured officer, a portion of the death benefit will be paid to beneficiary(ies) designated by the officer, subject to the terms and restrictions of the split-dollar endorsement agreement between the officer and Virginia National, and the balance is paid to Virginia National.

•

Perquisites. Perquisites may be granted to executive officers and other employees, after proper consideration of the business need. Perquisites may include memberships in local clubs and the provision of a bank-owned automobile, or limited reimbursement toward the purchase of a personal automobile that will be primarily used for Virginia National or Virginia National Bank business. All perquisites represent a very small portion of Virginia National’s compensation program, and those for the named executive officers are disclosed according to regulations in the “Summary Compensation Table”.

Employment and Change in Control Arrangements. Virginia National entered into an amended and restated management continuity agreement (the “Management Continuity Agreement”) with each of its executive officers on September 28, 2020.

Under the terms of the Management Continuity Agreement, in event of a “change in control” (as defined in the agreement) of Virginia National, Virginia National or its successor is required to continue to employ each executive officer for a period of two years following the date of the change in control with commensurate authority, responsibilities, compensation and benefits for that period. If, within six months prior to a change in control of Virginia National or during the above-described employment period, an executive officer’s employment terminates without “cause” or for “good reason” (each as defined in the agreement), such executive officer is entitled to receive (i) a lump sum cash payment equal to two times the sum of (A) the executive officer’s annual base salary in effect at termination, plus (B) the average annual bonus paid or payable to the executive officer for the two most recently completed years, plus (C) any amounts contributed by the executive officer during the most recently completed year pursuant to a salary reduction agreement or any other program that provides for pre-tax salary reductions or compensation deferrals; (ii) continuation of employee welfare benefits for up to 18 months following the date of termination; and (iii) a lump sum cash payment equal to Virginia National’s contributions to the executive officer’s account in Virginia National’s sponsored 401(k) retirement savings plan for the two-year period prior to termination of employment. The severance benefits will be reduced to the extent necessary to avoid the imposition of the golden parachute excise taxes under Section 4999 of the Internal Revenue Code. Each Management Continuity Agreement also provides that any incentive based compensation or award an executive officer receives will be subject to clawback by Virginia National as may be required by applicable law or stock exchange listing requirement and on such basis as the Virginia National Board determines, but in no event with a look-back period of more than two years, unless required by applicable law or stock exchange listing requirements.

As defined in each Management Continuity Agreement, the term “change in control” includes, among other things, the acquisition by any person or group of 30% or more of Virginia National’s outstanding shares of common stock (excluding issuances directly from Virginia National), individuals who serve on the Virginia National Board (including successors whose nominations were approved by at least two-thirds of the Virginia National Board) cease to constitute a majority of the Virginia National Board, certain merger transactions, and the consummation of a sale of all or substantially all of Virginia National’s assets.

Each of the executive officers is also a party to a Non-Disclosure, Non-Solicitation and Non-Competition Agreement (a “Non-Competition Agreement”) with Virginia National Bank that was entered into on May 18, 2020 pursuant to which each of the executive officers has agreed (a) to protect and not disclose the confidential and proprietary information of Virginia National Bank or its affiliates, (b) for a period of 12 months following the termination of the executive officer’s employment for any reason, not to solicit the customers or employees of Virginia National Bank or its affiliates, or to provide services or interfere with customers of Virginia National Bank or its affiliates, and (c) for a period of three months following the voluntary termination of the executive officer’s employment for any reason or involuntary termination of executive officer’s employment for “cause” (as defined in the agreement), not to engage in any activity or work that competes with the business of Virginia National Bank or its affiliates that is the same or substantially similar to services previously provided by the executive officer within a thirty-mile radius of his/her office location, or within any other office location where the executive officer worked within the previous 12 months. Under the terms of each Management Continuity Agreement, the provisions of the Non-Competition Agreements will survive termination of the executive officer’s employment except the non-competition provisions will not apply after the executive officer ceases to be employed by Virginia National following a change in control unless the executive officer is entitled to receive severance benefits provided under the Management Continuity Agreement in connection with termination of his/her employment without cause or for good reason.

Summary Compensation Table

The following table sets forth, for the periods indicated, certain information concerning the compensation of Virginia National’s named executive officers.

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	All Other Compensation (3)	Total
Glenn W. Rust	2019	$377,083	$125,000	—	$46,428	$46,278	$594,789
President and Chief Executive Officer (Principal Executive Officer)	2018	$375,000	$80,000	—	$58,976	$40,415	$554,391
Virginia R. Bayes	2019	$248,842	—	$75,558	—	$17,075	$341,475
Executive Vice President and Chief Credit Officer, Virginia National Bank	2018	$239,456	—	—	$38,703	$16,196	$294,355
Donna G. Shewmake	2019	$242,003	—	$75,558	—	$16,734	$334,295
Executive Vice President, General Counsel and Secretary	2018	$232,875	—	—	$38,703	$15,820	$287,398

(1)

Stock awards consist of both restricted stock that vests over a four-year period, as described in the following table, and unrestricted stock that fully vested in 2019. The value indicated is the aggregate grant date fair value of the awards computed in accordance with FASB ASC Topic 718. Assumptions utilized in such valuation estimates are described in Note 18 – Stock Incentive Plans, in the notes to Virginia National’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.

(2)

The value included in the table above is the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The fair value of option grants are estimated at the grant date using the Black-Scholes pricing model. Assumptions utilized in such valuation estimates are described in Note 18 – Stock Incentive Plans, in the notes to Virginia National’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus. The details of the option awards are outlined in the following table. Agreements for options granted in 2018 and 2019 contain a tax gross-up payment equal to 25% of the amount determined by multiplying (a) the difference between (i) the fair market value of Virginia National’s common stock on the exercise date and (ii) the exercise price, by (b) the number of shares exercised.

(3)

Consists of Virginia National’s contribution to the 401(k) plan account of the named executive officers during the years mentioned, as well as term life, disability and bank-owned life insurance premiums paid by Virginia National for the benefit of the named executive officers; and gross-ups or other amounts reimbursed for the payment of taxes. For Mr. Rust, this also includes expenses related to club memberships, use of a bank-owned automobile, information technology and health/wellness benefits.

Outstanding Equity Awards at Fiscal Year-End 2019

The following table provides certain information on unexercised options and restricted stock held by each of Virginia National’s named executive officers as of December 31, 2019. There were no other equity awards outstanding to the named executive officers.

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable (1)	Number of Securities Underlying Unexercised Options Unexercisable (1)	Option Exercise Price (1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested
Glenn W. Rust	1,379	—	$13.69	2/19/2023	—	—
Glenn W. Rust (2)	1,680	6,720	$39.52	4/18/2028	—	—
Glenn W. Rust (3)	—	12,000	$37.25	10/15/2029	—	—
Virginia R. Bayes (4)	1,102	4,410	$42.62	5/16/2028	1,000	$37,700
Donna G. Shewmake (4)	1,102	4,410	$42.62	5/16/2028	1,000	$37,700

(1)	The number of securities underlying options and the option exercise price per share have been adjusted for the 2018 5% Stock Dividend and/or the 2019 5% Stock Dividend.
(2)	Options vest in five equal installments beginning April 19, 2019.
(3)	Options vest in five equal installments beginning October 16, 2020.
(4)	Options vest in five equal installments beginning May 17, 2019, and restricted stock vests in four equal annual installments beginning September 6, 2020.

VIRGINIA NATIONAL’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following presents Virginia National’s management’s discussion and analysis of Virginia National’s consolidated financial condition and the results of Virginia National’s operations. This discussion should be read in conjunction with Virginia National’s consolidated financial statements and the notes thereto appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Virginia National assumes no obligation to update any of these forward-looking statements, except to the extent required by law.

Application of Critical Accounting Policies and Estimates

The accounting and reporting policies followed by Virginia National conform, in all material respects, to GAAP and to general practices within the financial services industry. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. While Virginia National bases estimates on historical experience, current information and other factors deemed to be relevant, actual results could differ from those estimates.

Virginia National considers accounting estimates to be critical to reported financial results if (i) the accounting estimate requires management to make assumptions about matters that are highly uncertain, and (ii) different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, could have a material impact on Virginia National’s consolidated financial statements. Virginia National’s accounting policies are fundamental to understanding management’s discussion and analysis of financial condition and results of operations.

For additional information regarding critical accounting policies, refer to the Application of Critical Accounting Policies and Critical Accounting Estimates section under Item 7 in Virginia National’s 2019 Form 10-K. There have been no significant changes in Virginia National’s application of critical accounting policies since December 31, 2019.

Impact of COVID-19

The COVID-19 pandemic has caused, and will likely continue to cause, economic and social disruption, significantly affecting many industries, including many of Virginia National’s clients. Significant uncertainty exists regarding the magnitude of the impact and duration of this pandemic. Following are brief descriptions of areas within Virginia National that have been or may be impacted.

Financial Condition and Results of Operations.

Virginia National’s consolidated financial statements include estimates and assumptions made by management which affect the reported amounts of assets and liabilities, including the level of the ALLL that is established. The ALLL calculation and resulting provision for loan losses are impacted by changes in economic conditions. As of March 31, 2020 and June 30, 2020, Virginia National downgraded the economic qualitative factors within its ALLL model in light of the effects of COVID-19 on the economy. No additional downgrades of such factors were taken during the quarter ended September 30, 2020. If economic conditions improve or worsen, Virginia National could experience further changes in the required ALLL. It is possible that asset quality metrics could decline in the future if the effects of COVID-19 are sustained.

While most industries have been adversely impacted by COVID-19, Virginia National has exposures on its balance sheet as of September 30, 2020 in the following categories of loans that are considered to have higher risk of significant impact:

•	Retail trade – $13.7 million, or 2.5% of loans

•	Hotels and motels – $13.7 million, or 2.5% of loans

•	Wholesale trade – $10.9 million, or 2.0% of loans

•	Arts, entertainment and recreation – $6.5 million, or 1.2% of loans

•	Caterers – $5.3 million, or 1.0% of loans, and

•	Full-service restaurants – $2.2 million, or 0.4% of loans

Note that the loan balances and percentages above do not include PPP loans made to entities within such categories.

Interest income could be reduced due to the economic impact of COVID-19. In accordance with guidance from regulators, Virginia National is working with borrowers who have been adversely affected by COVID-19 to defer principal only, or principal and interest payments for a 90- to 180-day period. While interest will continue to accrue to income, in accordance with GAAP, if Virginia

National ultimately incurs a credit loss on these deferred payments, interest income would need to be reversed and therefore, interest income in future periods could be negatively affected. Since the beginning of the pandemic, Virginia National has accommodated 192 deferrals on outstanding loan balances of $58.4 million (of which 131 deferrals on outstanding loan balances of $1.8 million were related to student loans). In accordance with interagency guidance issued in March 2020, these short-term deferrals are not considered TDRs.

Primarily within the second quarter of 2020, Virginia National devoted significant resources to accept PPP applications, a program designed to provide a direct incentive for small businesses to keep employees on their payroll. In total, Virginia National has closed 574 loans representing $86.9 million in funding, with average origination fees of 3.4%, assisting many nonprofits and local businesses through this program. Loans funded through the PPP are fully guaranteed by the U.S. government. Virginia National performed the required due diligence pursuant to the established SBA criteria; nonetheless, if a determination was made that certain loans did not meet the criteria established for the program, Virginia National may be required to establish additional ALLL through provision for loan loss expense which will negatively impact net income.

Throughout the onset of this pandemic, Virginia National has maintained its high standards of credit quality on organic loan funding to limit credit risk exposure.

Capital and Liquidity.

As of September 30, 2020, capital ratios of Virginia National were in excess of regulatory requirements. While currently included in the category of “well capitalized” by bank regulators, a prolonged economic recession could adversely impact reported and regulatory capital ratios.

Virginia National maintains access to multiple sources of liquidity. Management has also revisited its capital and liquidity stress tests, as well as capital and liquidity contingency plans to validate how Virginia National can react effectively to the economic downturn caused by this pandemic and to gauge the amount of PPP loans Virginia National could and should accept.

Goodwill.

As of September 30, 2020, the goodwill on Virginia National’s balance sheet was not deemed to be impaired. However, management may determine that goodwill is required to be evaluated for impairment in the future due to the presence of a triggering event, which may have a negative impact on Virginia National’s results of operations.

Operations, Processes, Controls and Business Continuity Plan.

Virginia National reacted quickly to the COVID-19 pandemic. It began internal social distancing in mid-March, as well as distancing from the public by keeping drive-thru services available, and encouraging customers to conduct transactions at ATMs, through online banking and the mobile app. Virginia National also increased consumer and business mobile deposit limits to encourage customers to make deposits remotely from the safety of their home or business. Virginia National implemented a schedule whereby most staff members are working remotely at any given time, allowing the remaining essential staff to create more distance between each other within the offices. Virginia National temporarily increased the number of staff in the client service center to assist more customers by telephone and encourage them to utilize online and mobile banking. The client service center was also temporarily moved to a larger location to allow for appropriate social distancing. In addition, Virginia National enhanced disinfecting procedures to include hospital-grade cleaning solution and foggers, increased the frequency of cleaning and issued personal protective equipment, including N-95 and disposable face masks, face shields, sneeze guards, gloves and thermometers, to employees, along with specific instructions for use, to enhance their safety. Virginia National also installed disinfecting protective strips to high touch areas and placed free-standing air filter machines throughout its facilities. Virginia National purchased COVID-19 instant test kits that it has on-site, ready to be deployed when needed, and it provided antibody testing options to all employees. Management provides frequent email communications and social media updates regarding COVID-19, helpful tips and status of Virginia National’s initiatives, as well as warning customers of potential scams during this pandemic. Beginning mid-July, Virginia National took steps to resume normal branch activities with specific guidelines in place to continue protecting its customers and employees.

Virginia National’s preparedness resulted in minimal impact to Virginia National’s operations as a result of COVID-19. Business continuity planning allowed for successful deployment of most of its employees to work in a remote environment. No material operational or internal control risks have been identified to date, and Virginia National has enhanced fraud-related controls.

Comparison of Financial Condition at September 30, 2020, December 31, 2019 and September 30, 2019

Total assets.

The total assets of Virginia National as of September 30, 2020 were $821.0 million. This is a $118.4 million increase from the $702.6 million total assets reported at December 31, 2019 and a $160.2 million increase from the $660.8 million reported at September 30, 2019. A $97.4 million increase in gross loans, primarily from the origination of $86.9 million in PPP loans, was the major reason for the increase in assets since year-end. In addition, Virginia National increased the balances in its securities portfolio by $29.0 million since year-end.

Federal funds sold.

Virginia National had overnight federal funds sold of $273 thousand as of September 30, 2020, compared to $4.2 million as of December 31, 2019 and $14.0 million as of September 30, 2019. Any excess funds are sold on a daily basis in the federal funds market. Virginia National intends to maintain sufficient liquidity at all times to meet its funding commitments.

Virginia National continues to participate in the Excess Balance Account (“EBA”) of the Federal Reserve Bank of Richmond (“FRB”). The EBA is a limited-purpose account at the FRB for the maintenance of excess cash balances held by financial institutions. The EBA eliminates the potential of concentration risk that comes with depositing excess balances with one or multiple correspondent banks.

Securities.

Virginia National’s investment securities portfolio as of September 30, 2020 totaled $144.7 million, an increase of $29.0 million compared with the $115.7 million reported at December 31, 2019 and an increase of $65.1 million from the $79.6 million reported at September 30, 2019. Management proactively manages the mix of earning assets and cost of funds to maximize the earning capacity of Virginia National. At September 30, 2020 and December 31, 2019, the investment securities holdings represented 17.6% and 16.5% of Virginia National’s total assets, respectively.

Virginia National’s investment securities portfolio included restricted securities totaling $3.4 million as of September 30, 2020, and $1.7 million as of December 31, 2019 and September 30, 2019. These securities represent stock in the FRB, the FHLB, and CBB Financial Corporation, the holding company for Community Bankers Bank. The level of FRB and FHLB stock that Virginia National is required to hold is determined in accordance with membership guidelines provided by the Federal Reserve and the FHLB, respectively. Stock ownership in CBB Financial Corporation, the bank holding company for Community Bankers’ Bank, provides Virginia National with several benefits that are not available to non-shareholder correspondent banks. None of these restricted securities are traded on the open market and can only be redeemed by the respective issuer.

At September 30, 2020, the unrestricted securities portfolio totaled $141.2 million. The following table summarizes Virginia National’s available for sale securities by type as of September 30, 2020, December 31, 2019, and September 30, 2019 (dollars in thousands):

	September 30, 2020		December 31, 2019		September 30, 2019
		Percent		Percent		Percent
	Balance	of Total	Balance	of Total	Balance	of Total
U.S. Government agencies	$19,840	14.1%	$14,952	13.1%	$11,975	15.4%
Corporate bonds	—	—	7,469	6.5%	—	—
Mortgage-backed securities/CMOs	64,158	45.4%	71,732	63.0%	50,771	65.1%
Municipal bonds	57,247	40.5%	19,888	17.4%	15,184	19.5%

Total available for sale securities	$141,245	100.0%	$114,041	100.0%	$77,930	100.0%

The securities are held primarily for earnings, liquidity, and asset/liability management purposes and are reviewed quarterly for possible other-than-temporary impairments. During this review, management analyzes the length of time the fair value has been below cost, the expectation for that security’s performance, the creditworthiness of the issuer, and Virginia National’s intent and ability to hold the security to recovery or maturity. These factors are analyzed for each individual security.

Loan portfolio.

A management objective is to grow loan balances while maintaining the asset quality of the loan portfolio. Virginia National seeks to achieve this objective by maintaining rigorous underwriting standards coupled with regular evaluation of the creditworthiness of, and the designation of lending limits for, each borrowing relationship. The portfolio strategies include seeking industry, loan size, and loan type diversification to minimize credit exposure and originating loans in markets with which Virginia National is familiar. The predominant market area for loans includes Charlottesville, Albemarle County, Winchester, Frederick County, Richmond and areas in the Commonwealth of Virginia that are within a 75-mile radius of any office of Virginia National.

As of September 30, 2020, total loans were $636.9 million, compared to $539.5 million as of December 31, 2019 and $522.1 million at September 30, 2019. Loans as a percentage of total assets at September 30, 2020 were 77.6%, compared to 79.0% as of September 30, 2019. Loans as a percentage of deposits at September 30, 2020 were 91.7%, compared to 90.1% as of September 30, 2019.

The following table summarizes Virginia National’s loan portfolio by type of loan as of September 30, 2020, December 31, 2019, and September 30, 2019 (dollars in thousands):

	September 30, 2020		December 31, 2019		September 30, 2019
	Balance	Percent of Total	Balance	Percent of Total	Balance	Percent of Total
Commercial and industrial	$156,477	24.6%	$80,588	14.9%	$81,513	15.6%
Real estate - commercial	270,548	42.5%	250,579	46.4%	246,554	47.2%
Real estate - residential mortgage	123,861	19.4%	120,657	22.4%	100,532	19.3%
Real estate - construction	23,753	3.7%	17,140	3.2%	16,671	3.2%
Consumer loans	62,296	9.8%	70,569	13.1%	76,834	14.7%

Total loans	$636,935	100.0%	$539,533	100.0%	$522,104	100.0%

Loan balances increased $97.4 million, or 18.1%, since December 31, 2019 and increased $114.8 million, or 22.0%, from September 30, 2019. The increases are largely due to the origination of $86.9 million in PPP loans, as well as $10.5 million in net non-PPP loan growth in the first nine months of 2020 and the purchase of a $17.4 million 1-4 family residential mortgage package in the fourth quarter of 2019.

The purchase of loans is considered a secondary strategy, which allows Virginia National to supplement organic loan growth. Purchased loans with balances outstanding of $100.2 million as of September 30, 2020 were comprised of:

•

Student loans totaling $39.0 million. Virginia National purchased two student loan packages in 2015 and a third in the fourth quarter of 2016. A fourth tranche was closed in December 2017. Along with the purchase of these four packages of student loans, Virginia National purchased surety bonds to fully insure this portion of Virginia National’s consumer portfolio. However, during June 2018, ReliaMax Surety Company (“ReliaMax Surety”), the insurance company which issued the surety bonds, was placed into liquidation due to insolvency. Loss claims were filed for loans in default as of July 27, 2018, when the surety bonds were terminated, and Virginia National received payment in the fourth quarter of 2019 on the balance of the claims approved by the liquidator. The liquidator has notified Virginia National that it will be making distributions related to unearned premiums. Virginia National expects to receive approximately $800 thousand from this distribution. Student loans continue to be profitable for Virginia National.

•

Loans guaranteed by a U.S. government agency (“government guaranteed”) totaling $32.4 million, inclusive of premium. During the fourth quarter of 2016, Virginia National began augmenting the commercial and industrial portfolio with government guaranteed loans which represent the portion of loans that are 100% guaranteed by either the United States Department of Agriculture (“USDA”) or the SBA; the originating institution holds the unguaranteed portion of each loan and services it. These government guaranteed portions of loans are typically purchased at a premium. In the event of early prepayment, Virginia National may need to write off any unamortized premium.

•

Mortgage loans totaling $22.4 million, inclusive of premium. In each of the fourth quarters of 2019 and 2018, Virginia National purchased a package of 1-to-4 family residential mortgages. Each of the adjustable rate loans purchased were individually underwritten by Virginia National prior to the closing of the purchases. The collateral on these loans is located primarily on the East Coast of the United States. The balance in purchased mortgage loans declined $11.1 million, or 33.1%, from December 31, 2019 to September 30, 2020, due to significant payoffs during this low rate environment.

•

Syndicated loans totaling $6.4 million. Syndicated loans represent shared national credits in leveraged lending transactions and are included in the commercial and industrial portfolio. Virginia National has developed policies to limit overall credit exposure to the syndicated market, as well as limits by industry and amount per borrower. Management proactively manages shared national credits and has opportunistically increased or decreased exposure over time. In the third quarter of 2019, we elected to sell our interest in a credit which significantly lowered our ALLL and allowed for a recovery of loan loss provision.

Management will continue to evaluate loan purchase transactions to strengthen earnings, diversity the loan portfolio and supplement organic loan growth.

Loan quality.

Non-accrual loans totaled $9 thousand at September 30, 2020, compared to the $299 thousand and $337 thousand reported at December 31, 2019 and September 30, 2019, respectively. The December 31, 2019 non-accrual balance included a loan which was foreclosed upon during the second quarter of 2020, with Virginia National being made whole on the loan with the proceeds from a third-party bidder without Virginia National’s taking title to the property. The September 30, 2019 non-accrual balance included $337 thousand of student loan balances for which Virginia National has received payment from the liquidation process in the fourth quarter of 2019.

Virginia National had loans in its portfolio totaling $61 thousand, $771 thousand and $199 thousand, as of September 30, 2020, December 31, 2019 and September 30, 2019, respectively, that were 90 or more days past due, with all such loans still accruing interest as Virginia National deemed them to be collectible. The balance as of December 31, 2019 included a loan of approximately $548 thousand, which was granted a deferral by the USDA and is 100% guaranteed by such governmental entity.

At September 30, 2020, Virginia National had loans classified as impaired loans in the amount of $2.2 million, compared to $2.5 million at December 31, 2019 and $2.6 million at September 30, 2019. Based on regulatory guidance on student lending, Virginia National has classified 81 of its purchased student loans as TDRs for a total of $1.2 million as of September 30, 2020. These borrowers that should have been in repayment have requested and been granted payment extensions or reductions exceeding the maximum lifetime allowable payment forbearance of twelve months (36 months lifetime allowance for military service), as permitted under the regulatory guidance, and are therefore considered restructurings. Student loan borrowers are allowed in-school deferments, plus an automatic six-month grace period post in-school status, before repayment is scheduled to begin, and these deferments do not count toward the maximum allowable forbearance. Management has evaluated these loans individually for impairment and included any probable loss in the allowance for loan loss; interest continues to accrue on these TDRs during any deferment and forbearance periods.

Management identifies potential problem loans through its periodic loan review process and considers potential problem loans as those loans classified as special mention, substandard, or doubtful.

Allowance for loan losses.

In general, Virginia National determines the adequacy of its ALLL by considering the risk classification and delinquency status of loans and other factors. Management may also establish specific allowances for loans which management believes require allowances greater than those allocated according to their risk classification. The purpose of the allowance is to provide for losses inherent in the loan portfolio. Since risks to the loan portfolio include general economic trends as well as conditions affecting individual borrowers, the allowance is an estimate. Virginia National is committed to determining, on an ongoing basis, the adequacy of its ALLL. Virginia National applies historical loss rates to various pools of loans based on risk rating classifications. In addition, the adequacy of the ALLL is further evaluated by applying estimates of loss that could be attributable to any one of the following eight qualitative factors:

(1)	Changes in national and local economic conditions, including the condition of various market segments;

(2)	Changes in the value of underlying collateral;

(3)	Changes in volume of classified assets, measured as a percentage of capital;

(4)	Changes in volume of delinquent loans;

(5)	The existence and effect of any concentrations of credit and changes in the level of such concentrations;

(6)	Changes in lending policies and procedures, including underwriting standards;

(7)	Changes in the experience, ability and depth of lending management and staff; and

(8)	Changes in the level of policy exceptions.

As discussed earlier, Virginia National utilizes a loss migration model. Migration analysis uses loan level attributes to track the movement of loans through various risk classifications in order to estimate the percentage of losses likely in the portfolio. As of March 31, 2020 and June 30, 2020, Virginia National downgraded the economic qualitative factors within its ALLL model in light of the effects of COVID-19 on the economy. No additional downgrades of such factors were taken during the quarter ended September 30, 2020. If economic conditions improve or worsen, Virginia National could experience changes in the required ALLL. It is possible that asset quality metrics could decline in the future if the effects of COVID-19 are sustained.

The relationship of the ALLL to total loans appears below (dollars in thousands):

	September 30, 2020	December 31, 2019	September 30, 2019
Loans held for investment at period-end	$636,935	$539,533	$522,104
Allowance for loan losses	$5,334	$4,209	$3,983
Allowance as a percent of period-end loans	0.84%	0.78%	0.76%

The ALLL as a percentage of assets was 0.84% as of September 30, 2020, 0.78% as of December 31, 2019, and 0.76% as of September 30, 2019. The percentage increased as compared to year-end was primarily due to the increase in the necessary allowance on most of Virginia National’s loans due to worsening economic qualitative factors, and was partially offset by the SBA-guaranteed PPP loans not requiring an allowance. Note that the ALLL as a percentage of total loans, excluding PPP loans, was 0.97% as of September 30, 2020.

Provisions for loan losses totaling $1.4 million and $500 thousand were recorded in the nine months ended September 30, 2020 and 2019, respectively. The following is a summary of the changes in the ALLL for the nine months ended September 30, 2020 and 2019 (dollars in thousands):

	2020	2019
Allowance for loan losses, January 1	$4,209	$4,891
Charge-offs	(643)	(1,570)
Recoveries	401	162
Provision for loan losses	1,367	500

Allowance for loan losses, September 30	$5,334	$3,983

For additional insight into management’s approach and methodology in estimating the ALLL, please refer to the discussion of “Allowance for Loan Losses” in Note 4 of the notes to Virginia National’s consolidated financial statements for the nine-month period ended September 30, 2020 included elsewhere in this joint proxy statement/prospectus. In addition, Note 4 includes details regarding the rollforward of the allowance by loan portfolio segments. The rollforward tables indicate the activity for loans that are charged-off, amounts received from borrowers as recoveries of previously charged-off loan balances, and the allocation by loan portfolio segment of the provision made during the period. The events that can positively impact the amount of allowance in a given loan segment include any one or all of the following: the recovery of a previously charged-off loan balance; the decline in the amount of classified or delinquent loans in a loan segment from the previous period, which most commonly occurs when these loans are repaid or are foreclosed; or when there are improvements in the ratios used to estimate the probability of loan losses. Improvements to the ratios could include lower historical loss rates, improvements to any of the qualitative factors mentioned above, or reduced loss expectations for individually-classified loans.

Management reviews the ALLL on a quarterly basis to ensure it is adequate based upon the calculated probable losses inherent in the portfolio. Management believes the ALLL was adequately provided for as of September 30, 2020 and acknowledges that the ALLL may increase throughout the year as economic conditions may continue to deteriorate for the foreseeable future.

Premises and equipment.

Virginia National’s premises and equipment, net of depreciation, as of September 30, 2020 totaled $5.4 million compared to $6.1 million as of December 31, 2019 and $6.4 million as of September 30, 2019. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method based on the estimated useful lives of assets. Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon disposition, assets and related accumulated depreciation are removed from the books, and any resulting gain or loss is charged to income.

As of September 30, 2020, Virginia National occupied five full-service banking facilities in the cities of Charlottesville and Winchester, as well as the county of Albemarle in Virginia. Virginia National also operates a drive-through location at 301 East Water Street, Charlottesville, Virginia. Virginia National entered into a lease for branch and office space in Richmond, Virginia during the first quarter of 2020 and anticipates opening the office within 90 days, absent delays as a result of COVID-19.

The five-story office building at 404 People Place, Charlottesville, Virginia, located in Albemarle County, also serves as Virginia National’s corporate headquarters and operations center, as well as the principal offices of both Masonry Capital and Sturman Wealth. VNB Trust & Estate Services is located at 112 Third Street, SE, Charlottesville, Virginia, which is part of the same leased space that Virginia National uses to operate the drive-through location at 301 East Water Street, Charlottesville, Virginia.

Both the Arlington Boulevard facility in Charlottesville and the People Place facility also contain office space that is currently under lease to tenants.

Leases.

As of September 30, 2020, $3.7 million of right-of-use assets and $3.8 million of lease liabilities are included in Other Assets and Other Liabilities, respectively, in accordance with Accounting Standards Update 2016-02 “Leases” (Topic 842). As of September 30, 2019, $3.8 million of right-of-use assets and lease liabilities were included in Other Assets and Other Liabilities, respectively. Right-of-use assets are assets that represent Virginia National’s right to use, or control the use of, a specified asset for the lease term, offset by the lease liability, which is Virginia National’s obligation to make lease payments arising from a lease, measured on a discounted basis.

Deposits.

Deposit accounts represent Virginia National’s primary source of funds and are comprised of demand deposits, interest-bearing checking, money market, and savings accounts as well as time deposits. These deposits have been provided predominantly by individuals, businesses and charitable organizations in the Charlottesville/Albemarle, Richmond and Winchester areas.

Total deposits as of September 30, 2020 were $694.5 million, an increase of $73.3 million compared to the balances of $621.2 million at December 31, 2019, and an increase of $115.1 million compared to the $579.4 million total as of September 30, 2019. The primary reason for the increase since year-end is due to increased balances in PPP customer accounts.

Deposit accounts
(dollars in thousands)	September 30, 2020		December 31, 2019		September 30, 2019
	Balance	% of Total Deposits	Balance	% of Total Deposits	Balance	% of Total Deposits
No cost and low cost deposits:
Noninterest demand deposits	$190,204	27.4%	$166,975	26.9%	$155,134	26.8%
Interest checking accounts	135,569	19.5%	122,994	19.8%	110,152	19.0%
Money market and savings deposit accounts	270,653	39.0%	221,964	35.7%	190,568	32.9%

Total noninterest and low cost deposit accounts	596,426	85.9%	511,933	82.4%	455,854	78.7%

Time deposit accounts:
Certificates of deposit	89,596	12.9%	95,621	15.4%	96,040	16.5%
CDARS deposits	8,499	1.2%	13,657	2.2%	27,552	4.8%

Total certificates of deposit and other time deposits	98,095	14.1%	109,278	17.6%	123,592	21.3%

Total deposit account balances	$694,521	100.0%	$621,211	100.0%	$579,446	100.0%

Noninterest-bearing demand deposits on September 30, 2020 were $190.2 million, representing 27.4% of total deposits. Interest-bearing transaction, money market, and savings accounts totaled $406.2 million, and represented 58.5% of total deposits at September 30, 2020. Collectively, noninterest-bearing and interest-bearing transaction and money market accounts represented 85.9% of total deposit accounts at September 30, 2020. These account types are an excellent source of low-cost funding for Virginia National.

Virginia National also offers insured cash sweep (“ICS”) deposit products. ICS deposit balances of $28.9 million and $67.2 million are included in the interest checking accounts and the money market and savings deposit accounts balances, respectively, in the table above, as of September 30, 2020. As of December 31, 2019, ICS deposit balances of $19.3 million and $53.6 million are included in the interest checking accounts and the money market and savings deposit account balances, respectively. All ICS accounts consist of reciprocal balances for Virginia National’s customers.

The remaining 14.1% of total deposits consisted of certificates of deposit and other time deposit accounts totaling $98.1 million at September 30, 2020. Included in this deposit total are Certificate of Deposit Account Registry Service CDs (“CDARS”), whereby depositors can obtain FDIC deposit insurance on account balances of up to $50 million. CDARS deposits totaled $8.5 million as of September 30, 2020, all of which were reciprocal balances for Virginia National’s customers.

Borrowings.

Short-term borrowings, consisting primarily of FHLB advances and federal funds purchased, are additional sources of funds for Virginia National. The level of these borrowings is determined by various factors, including customer demand and Virginia National’s ability to earn a favorable spread on the funds obtained.

Virginia National has a collateral dependent line of credit with the FHLB. As of September 30, 2020, Virginia National has $40.0 million in outstanding balances from FHLB advances. As of December 31, 2019 and September 30, 2019, Virginia National had no outstanding balances from FHLB advances.

Additional borrowing arrangements maintained by Virginia National include formal federal funds lines with four major regional correspondent banks and the Federal Reserve discount window. Virginia National had no outstanding balances on these lines or facilities as of September 30, 2020, December 31, 2019 or September 30, 2019.

Shareholders’ equity and regulatory capital ratios.

The following table displays the changes in shareholders’ equity for Virginia National from December 31, 2019 to September 30, 2020 (dollars in thousands):

Equity, December 31, 2019	$76,107
Net income	5,362
Other comprehensive income	1,243
Cash dividends declared	(2,439)
Equity increase due to expensing of restricted stock	96
Equity increase due to expensing of stock options	88

Equity, September 30, 2020	$80,457

The Basel III Capital Rules require banks and bank holding companies to comply with the following minimum capital ratios: (i) a ratio of common equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (effectively resulting in a minimum ratio of common equity Tier 1 to risk-weighted assets of at least 7%); (ii) a ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum Tier 1 capital ratio of 8.5%); (iii) a ratio of total capital to risk-weighted assets of at least 8.0%, plus the 2.5% capital conservation buffer (effectively resulting in a minimum total capital ratio of 10.5%); and (iv) a leverage ratio of 4%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

The Tier 1, common equity Tier 1, total capital to risk-weighted assets, and leverage ratios of Virginia National were 14.42%, 14.42%, 15.41% and 9.41%, respectively, as of September 30, 2020, thus exceeding the minimum requirements. The Tier 1, common equity Tier 1, total capital to risk-weighted assets, and leverage ratios of Virginia National Bank were 14.46%, 14.46%, 15.44% and 9.45%, respectively, as of September 30, 2020, also exceeding the minimum requirements.

With respect to Virginia National Bank, the “prompt corrective action” regulations, to be “well capitalized” under the revised regulations, a bank must have the following minimum capital ratios: (i) a common equity Tier 1 capital ratio of at least 6.5%; (ii) a Tier 1 capital to risk-weighted assets ratio of at least 8.0%; (iii) a total capital to risk-weighted assets ratio of at least 10.0%; and (iv) a leverage ratio of at least 5.0%. Virginia National Bank exceeds the thresholds to be considered well capitalized as of September 30, 2020.

On September 17, 2019 the FDIC finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations, the CBLR framework, as required by the EGRRCPA. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9 percent, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital.

The CBLR framework was made available for community banking organizations to use in their March 31, 2020 Call Report. Virginia National decided not to opt into the CBLR framework.

Comparison of Financial Condition at December 31, 2019 and 2018

Securities.

The investment securities portfolio has a primary role in the management of Virginia National’s liquidity requirements and interest rate sensitivity, as well as generating significant interest income. Investment securities also play a key role in diversifying Virginia National’s balance sheet. In addition, a portion of the investment securities portfolio is pledged as collateral for public fund deposits. Changes in deposit and other funding balances and in loan production will impact the overall level of the investment portfolio.

As of December 31, 2019, Virginia National’s investment portfolio totaled $115.7 million, with obligations of U.S. government corporations and government-sponsored enterprises amounting to $87.0 million, or approximately 76% of the total. Virginia National’s investment portfolio totaled $63.1 million as of December 31, 2018.

For the year ended December 31, 2019, proceeds from the sales of securities amounted to $21.1 million, and gross realized gains on these securities were $71,000. An additional $3,000 gain was realized from a call of a security during 2019. Management proactively manages the mix of earning assets and cost of funds to maximize the earning capacity of Virginia National, and throughout 2019, lower earning securities were sold, resulting in net gains, and the proceeds were either used to purchase higher yielding securities or fund higher earning loans as loan funding needs arose. For the year ended December 31, 2018, there were no sales of securities.

In accordance with ASC 320, “Investments—Debt and Equity Securities,” Virginia National has categorized its unrestricted securities portfolio as available for sale. Securities classified as available for sale may be sold in the future, prior to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of Virginia National’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. available for sale securities are carried at fair value. Net aggregate unrealized gains or losses on these securities are included, net of taxes, as a component of shareholders’ equity. All of Virginia National’s unrestricted securities were investment grade or better as of December 31, 2019. Given the generally high credit quality of Virginia National’s available for sale investment portfolio, management expects to realize all of its investment upon market recovery or the maturity of such instruments and thus believes that any impairment in value is interest-rate-related and therefore temporary. Available for sale securities included gross unrealized gains of $358,000 and gross unrealized losses of $412,000 as of December 31, 2019.

Carrying Value of Securities (Dollars in thousands)	As of December 31,
	2019	2018	2017
Securities Available for Sale
Fair Value:
U.S. Government Agencies	$14,952	$18,974	$18,962
Corporate Bonds	7,469	—	—
Mortgage-Backed Securities/CMOs	71,732	25,063	29,945
Municipal Bonds	19,888	17,355	18,593

Total Debt Securities	114,041	61,392	67,500

Marketable Equity Securities	—	—	1

Total Securities Available for Sale	$114,041	$61,392	$67,501

Restricted Securities
Cost:
Federal Reserve Bank Stock	$1,039	$1,039	$1,039
Federal Home Loan Bank Stock	580	580	1,181
CBB Financial Corporation Stock	64	64	64

Total Restricted Securities	$1,683	$1,683	$2,284

All mortgage-backed securities included in the above tables were issued by U.S. government agencies and corporations. At December 31, 2019, the securities issued by political subdivisions or agencies were highly rated with 87% of the municipal bonds having AA or higher ratings. Approximately 84% of the municipal bonds are general obligation bonds, and issuers are geographically diverse. Virginia National held one short-term corporate bond in the amount of $7.5 million as of December 31, 2019 which matures in March 2020. Virginia National does not hold any derivative instruments. Virginia National held no issues that exceeded 10% of Virginia National’s shareholders’ equity at December 31, 2019.

Virginia National’s holdings of restricted securities totaled $1.7 million at December 31, 2019 and 2018, and consisted of stock in the FRB, stock in the FHLB, and stock in CBB Financial Corporation, the holding company for Community Bankers’ Bank. Virginia National Bank is required to hold stock in the FRB and the FHLB as a condition of membership with each of these correspondent banks. The amount of stock required to be held by Virginia National Bank is periodically assessed by each bank, and Virginia National Bank may be subject to purchase or surrender stock held in these banks, as determined by their respective calculations. Stock ownership in CBB Financial Corporation provides Virginia National Bank with several benefits that are not available to non-shareholder correspondent banks. None of these stock issues are traded on the open market and can only be redeemed by the respective issuer. Restricted stock holdings are recorded at cost.

The table shown below details the amortized cost and fair value of available for sale debt securities at December 31, 2019 based upon contractual maturities, by major investment categories. Expected maturities may differ from contractual maturities because issuers have the right to call or prepay obligations. The tax-equivalent yield is based upon a federal tax rate of 21%. Refer to the Reconcilement of Non-GAAP Measures table within the Non-GAAP Presentations section.

Maturity Distribution and Average Yields

(dollars in thousands)

Contractual Maturities of Debt Securities at December 31, 2019
	Amortized Cost	Fair Value	Yield (FTE)	% of Debt Securities
U.S. Government-Sponsored Agencies:
One year or less	$2,000	$1,995	1.20%
After one year to five years	13,000	12,957	1.82%

	$15,000	$14,952	1.74%	13.2%

Corporate bonds:
One year or less	$7,469	$7,469	1.74%

	$7,469	$7,469	1.74%	6.5%

Mortgage-Backed Securities/CMOs
After five years to ten years	$15,812	$15,764	1.97%
After ten years	56,158	55,968	2.24%

	$71,970	$71,732	2.18%	63.1%

Municipal Bonds
One year or less	$500	$500	2.22%
After one year to five years	1,045	1,064	2.63%
After five years to ten years	6,559	6,662	2.81%
After ten years	11,552	11,662	3.12%

	$19,656	$19,888	2.97%	17.2%

Total Debt Securities Available for Sale	$114,095	$114,041	2.23%	100.0%

As stated, the preceding table reflects the distribution of the contractual maturities of the investment portfolio at December 31, 2019. Management’s investment portfolio strategy is to structure the portfolio so that it is a constant source of liquidity for the balance sheet. In order to achieve greater liquidity in the portfolio, securities that have a monthly flow of principal repayments become a key component. To illustrate the difference between contractual maturity and average life, consider the difference for the fixed rate mortgage-backed securities component of this portfolio. At December 31, 2019, the weighted average maturity of the fixed rate mortgage-backed securities sector was 12.3 years, and the projected average life for this group of securities is 4.0 years.

Another indication of the investment portfolio’s liquidity potential is shown by the projected annual principal cash flow from maturities, callable bonds, and monthly principal repayments. For the next three years, the principal cash flows are estimated to be $22.7 million for 2020, $10.9 million for 2021, and $22.3 million for 2022, based upon rates remaining at current levels. This represents almost 50% of the investment portfolio’s available for sale balance at December 31, 2019 that will be available to support the future liquidity needs of Virginia National. Cash flow projections are subject to change based upon changes to market interest rates.

Loan Portfolio.

Virginia National’s loan portfolio totaled $539.5 million as of December 31, 2019 or 76.8% of total assets. Loan balances increased $2.3 million from the balance of $537.2 million as of December 31, 2018. The table below shows the composition of the loan portfolio:

Loan Portfolio

(dollars in thousands)

	As of December 31,
	2019	2018	2017	2016	2015
Commercial loans	$80,588	$85,027	$81,365	$66,217	$70,868
Real estate construction	17,140	17,524	26,858	15,682	18,911
Real estate mortgage:
Residential	100,718	78,902	70,171	68,291	63,544
Home equity loans	19,939	19,237	22,464	21,934	27,599
Commercial	250,579	254,739	230,216	221,410	178,258

Total real estate mortgage	371,236	352,878	322,851	311,635	269,401

Consumer	70,569	81,761	97,710	88,601	64,484

Total loans	539,533	537,190	528,784	482,135	423,664
Less: Allowance for loan losses	(4,209)	(4,891)	(4,043)	(3,688)	(3,567)

Net loans	$535,324	$532,299	$524,741	$478,447	$420,097

From the $423.7 million outstanding at December 31, 2015, gross loans have increased $115.9 million, or 27.3%. The purchase of loans has augmented organic loan growth over the five-year period and is considered a secondary strategy.

Balances outstanding in purchased loans totaled $119.8 million as of December 31, 2019 and were comprised of:

•

Student loans totaling $44.7 million. Virginia National purchased two student loan packages in 2015, a third in the fourth quarter of 2016 and a fourth in the fourth quarter of 2017. Along with the purchase of these four packages of student loans, Virginia National purchased surety bonds to fully insure this portion of Virginia National’s consumer portfolio. However, during June 2018, ReliaMax Surety, the insurance company which issued the surety bonds, was placed into liquidation due to insolvency. Loss claims were filed for loans in default as of July 27, 2018, when the surety bonds were terminated, and Virginia National has received payment on the balance of the claims approved by the liquidator. The liquidator anticipates making some distributions related to unearned premiums and plans to communicate the amount in the first half of 2020.

•

Loans guaranteed by a U.S. government agency totaling $35.3 million, inclusive of premium. During the fourth quarter of 2016, Virginia National began augmenting the commercial and industrial portfolio with government guaranteed loans which represent the portion of loans that are 100% guaranteed by either the USDA or the SBA; the originating institution holds the unguaranteed portion of each loan and services it. These government guaranteed portion of loans are typically purchased at a premium. In the event of early prepayment, Virginia National Bank may need to write off any unamortized premium.

•

Syndicated loans totaling $6.4 million. Syndicated loans represent shared national credits in leveraged lending transactions and are included in the commercial and industrial portfolio. Virginia National has developed policies to limit overall credit exposure to the syndicated market, as well as limits by industry and amount per borrower.

•

Mortgage loans totaling $33.4 million, inclusive of premium. In the each of the fourth quarters of 2019 and 2018, Virginia National purchased a package of 1-4 family residential mortgages. Each of the adjustable rate loans purchased were individually underwritten by Virginia National prior to the closing of the purchases. The collateral on these loans is located primarily on the East Coast of the United States.

Management will continue to evaluate loan purchase transactions as needed to supplement organic loan growth, as part of Virginia National’s strategy to strengthen earnings and to optimize the mix of earning assets.

At December 31, 2019, the loan-to-deposit ratio stood at 86.9%, compared to 93.8% at December 31, 2018 and 97.4% at December 31, 2017.

Virginia National’s objective is to maintain the historically strong credit quality of the loan portfolio by maintaining rigorous underwriting standards. These standards coupled with regular evaluation of the creditworthiness of, and the designation of lending limits for, each borrower has helped Virginia National achieve this objective. The primary portfolio strategy includes seeking industry and loan size diversification in order to minimize credit exposure and originating loans in markets with which Virginia National is familiar. The predominant market area for loans includes Charlottesville, Albemarle County, Harrisonburg, Winchester, Frederick County, Richmond, Mechanicsville, Roanoke and areas in the Commonwealth of Virginia that are within a 75 mile radius of any Virginia National Bank location.

Based on underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory and real property. The collateral securing any loan may depend on the type of loan and may vary in value based on market conditions.

Virginia National’s real estate loan portfolio increased by $18.3 million to a balance of $371.2 million at December 31, 2019 from $352.9 million at December 31, 2018, and represented the only segment with expansion from period to period. This category comprised 68.8% of all loans, and these loans are secured by mortgages on real property located principally in Virginia. Of this amount, approximately $120.7 million represented loans on residential properties. Commercial real estate loans totaled $250.6 million as of December 31, 2019. Sources of repayment are from the borrower’s operating profits, cash flows and liquidation of pledged collateral.

As of December 31, 2019, Virginia National’s commercial and industrial loan portfolio totaled $80.6 million, a $4.4 million decrease from the balance at year-end 2018. This category, representing approximately 14.9% of all loans, includes loans made to individuals and small to medium-sized businesses, as well as loans purchased on the syndicated and government guaranteed markets. The balance on government guaranteed loans totaled $35.3 million and syndicated loans totaled $6.4 million, inclusive of premium. Purchased loans represented 51.8% of the commercial and industrial loan total at the end of 2019.

Consumer loans, comprised of student loans purchased, revolving credit, and other fixed payment loans, totaled $70.6 million as of December 31, 2019 or 13.1% of all loans. Consumer loans ended 2019 with balances $11.2 million lower than the prior year-end, primarily due to normal amortization and increased charge-offs within the student loan portfolio.

Loans for construction and land development totaled $17.1 million and made up the remaining 3.2% of loans as of December 31, 2019. These loan balances declined by $384,000 compared to December 31, 2018.

The following table presents the maturity/repricing distribution of Virginia National’s loans at December 31, 2019. The table also presents the portion of loans that have fixed interest rates or variable/floating interest rates that fluctuate over the life of the loans in accordance with changes in an interest rate index such as the Wall Street Journal prime rate, LIBOR rates, or U.S. Treasury bond indices.

Maturities and Sensitivities of Loans to Changes in Interest Rates

(dollars in thousands)	As of December 31, 2019
	One Year or Less	After One Year to under Five Years	After Five Years	Total
Commercial loans	$18,280	$43,946	$18,362	$80,588
Real estate construction	6,343	6,896	3,901	17,140
Real estate mortgage:
Residential	7,228	46,868	46,622	100,718
Home equity loans	15,805	1,440	2,694	19,939
Commercial	7,247	97,297	146,035	250,579
Consumer	50,339	17,366	2,864	70,569

Total loans	$105,242	$213,813	$220,478	$539,533

Loans with fixed interest rates	$6,804	$78,778	$82,772	168,354
Loans with floating interest rates	98,438	135,035	137,706	371,179

Total	$105,242	$213,813	$220,478	$539,533

Loan Asset Quality.

Intrinsic to the lending process is the possibility of loss. While management endeavors to minimize this risk, it recognizes that loan losses will occur and that the amount of these losses will fluctuate depending on the risk characteristics of the loan portfolio, which in turn depend on current and future economic conditions, the financial condition of borrowers, the realization of collateral, and the credit management process.

Generally, loans are placed on non-accrual status when management believes, after considering economic and business conditions and collections efforts, that it is probable that Virginia National will be unable to collect all amounts due according to the contractual terms of the loan agreement, or when the loan is past due for 90 days or more, unless the debt is both well-secured and in the process of collection.

At December 31, 2019, 2018, and 2017, Virginia National had loans classified as non-accrual with balances of $299,000, $615,000, and $177,000, respectively. The 2018 non-accrual balances included $445,000 of student loan balances. Virginia National received payment in the amount of $311,000 in the fourth quarter of 2019 from the liquidation process. This amount represented the balance of the claims approved by the liquidator.

One government guaranteed loan with a balance of $548,000 and student loans purchased with balances of $209,000, respectively, comprised the majority of the $771,000 in loans over 90 days past due that were still accruing interest as of December 31, 2019.

TDRs occur when Virginia National agrees to modify the original terms of a loan by granting a concession that it would not otherwise consider due to the deterioration in the financial condition of the borrower. These concessions are done in an attempt to improve the paying capacity of the borrower, and in some cases to avoid foreclosure, and are made with the intent to restore the loan to a performing status once sufficient payment history can be demonstrated. These concessions could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions. TDRs that are considered to be performing continue to accrue interest under the terms of the restructuring agreement. TDRs that have been placed in non-accrual status are considered to be nonperforming.

Based on regulatory guidance issued in 2016 on Student Lending, Virginia National classified 67 of its student loans purchased as TDRs for a total of $1.2 million as of December 31, 2019 and 66 of its student loans purchased as TDRs for a total of $1.2 million as of December 31, 2018. Total performing TDR balances remained relatively constant from December 31, 2018 to December 31, 2019 at $2.2 million. The number of TDRs that are still performing was 69 as of December 31, 2019, compared to 67 loans reported for December 31, 2018 and 2017. There were no student loan TDRs that are not performing as of December 31, 2019.

Below is a summary of loans identified with these risk elements (dollars in thousands):

Non-Accrual Loans

	As of December 31,
	2019	2018	2017
Total	$299	$615	$177
Number of Loans	3	30	4

Loans Past Due 90 Days or More and Still Accruing

	As of December 31,
	2019	2018	2017
Total	$771	$895	$289
Number of Loans	20	28	26

Troubled Debt Restructurings, Performing

	As of December 31,
	2019	2018	2017
Total	$2,180	$2,207	$2,397
Number of Loans	69	67	67

Allowance for Loan Losses.

In general, Virginia National determines the adequacy of its allowance for loan losses by considering the risk classification and delinquency status of loans and other factors. Management may also establish specific allowances for loans which management believes require allowances greater than those allocated according to their risk classification. The purpose of the allowance is to provide for losses inherent in the loan portfolio. Since risks to the loan portfolio include general economic trends as well as conditions affecting individual borrowers, the allowance is an estimate. Virginia National is committed to determining, on an ongoing basis, the adequacy of its allowance for loan losses.

Virginia National applies historical loss rates to various pools of loans based on risk rating classifications. In addition, the adequacy of the allowance is further evaluated by applying estimates of loss that could be attributable to any one of the following eight qualitative factors:

(1)	Changes in national and local economic conditions, including the condition of various market segments;

(2)	Changes in the value of underlying collateral;

(3)	Changes in volume of classified assets, measured as a percentage of capital;

(4)	Changes in volume of delinquent loans;

(5)	The existence and effect of any concentrations of credit and changes in the level of such concentrations;

(6)	Changes in lending policies and procedures, including underwriting standards;

(7)	Changes in the experience, ability and depth of lending management and staff; and

(8)	Changes in the level of policy exceptions.

Management utilizes a loss migration model for determining the quantitative risk assigned to unimpaired loans in order to capture historical loss information at the loan level, track loss migration through risk grade deterioration, and increase efficiencies related to performing the calculations by further segmenting the loan classes. The quantitative risk factor for each loan class primarily utilizes a migration analysis loss method based on loss history for the prior twelve quarters.

Activity for the allowance for loan losses is provided in the following table.

(dollars in thousands)	2019	2018	2017	2016	2015
Balance, beginning of period	$4,891	$4,043	$3,688	$3,567	$3,164
Loans charged off
Real estate	—	—	—	(12)	(12)
Commercial	(482)	(75)	(111)	(25)	(126)
Consumer	(1,777)	(1,022)	—	—	(3)

Total	(2,259)	(1,097)	(111)	(37)	(141)

Recoveries
Real estate	15	2	2	3	46
Commercial	51	54	31	32	35
Consumer	136	16	15	12	—

Total	202	72	48	47	81

Provision for loan losses	1,375	1,873	418	111	463

Balance, December 31,	$4,209	$4,891	$4,043	$3,688	$3,567

Net charge-offs to average loans	0.39%	0.19%	0.01%	0.00%	0.02%
Allowance for loan losses as a percentage of period-end total loans	0.78%	0.91%	0.76%	0.77%	0.84%

As of December 31, 2019, the allowance for loan losses was $4.2 million, a net decrease of $682,000 from $4.9 million at December 31, 2018. Management’s estimates for the allowance for loan losses resulted in Virginia National’s allowance to total loans outstanding ratio of 0.78% at December 31, 2019, compared to 0.91% at December 31, 2018 and 0.76% at December 31, 2017. The primary reasons that the allowance for loan losses declined from December 31, 2018 to December 31, 2019 were the recapture of a portion of the loan loss provision previously allocated to a shared national credit that was sold during the year and the decline in student loan balances year-over-year.

During 2019, there were $2.3 million in loan balances charged off, with a total of $202,000 in recoveries of previously charged-off balances, resulting in net charge-offs of $2.1 million. During 2018, there were $1.1 million in loan balances charged off, with a total of $72,000 in recoveries of previously charged-off balances, resulting in net charge-offs of $1.0 million. The ratio of net charge-offs to average loans was 0.39%, 0.19%, and 0.01%, for 2019, 2018, and 2017, respectively.

The table below provides an allocation of year-end allowance for loan losses by loan type; however, allocation of a portion of the allowance to one loan category does not preclude its availability to absorb losses in other categories.

Allocation of the Allowance for Loan Losses

(dollars in thousands)

	December 31, 2019
	Allowance	Percentage of loans in each category to total loans
Commercial loans	$302	14.94%
Real estate construction	109	3.18%
Real estate mortgages	2,684	68.81%
Consumer	1,114	13.07%

Total	$4,209	100.00%

	December 31, 2018
	Allowance	Percentage of loans in each category to total loans
Commercial loans	$811	15.83%
Real estate construction	119	3.26%
Real estate mortgages	2,611	65.69%
Consumer	1,350	15.22%

Total	$4,891	100.00%

	December 31, 2017
	Allowance	Percentage of loans in each category to total loans
Commercial loans	$885	15.39%
Real estate construction	222	5.08%
Real estate mortgages	2,730	61.05%
Consumer	206	18.48%

Total	$4,043	100.00%

	December 31, 2016
	Allowance	Percentage of loans in each category to total loans
Commercial loans	$824	13.73%
Real estate construction	127	3.25%
Real estate mortgages	2,506	64.64%
Consumer	231	18.38%

Total	$3,688	100.00%

	December 31, 2015
	Allowance	Percentage of loans in each category to total loans
Commercial loans	$797	16.73%
Real estate construction	159	4.46%
Real estate mortgages	2,592	63.59%
Consumer	19	15.22%

Total	$3,567	100.00%

Deposits.

Depository accounts represent Virginia National’s primary source of funding and are comprised of demand deposits, interest-bearing checking accounts, money market deposit accounts and time deposits. These deposits have been provided predominantly by individuals, businesses and charitable organizations in the Charlottesville/Albemarle, Richmond and Winchester areas.

Depository accounts held by Virginia National as of December 31, 2019, totaled $621.2 million, an increase of $48.7 million or 8.5% compared to the December 31, 2018 total of $572.5 million.

At December 31, 2019, the balances of noninterest bearing demand deposits were $167.0 million or 26.9% of total deposits, a 10.1% decrease from $185.8 million at December 31, 2018. Interest-bearing transaction and money market accounts totaled $345.0 million at December 31, 2019, an increase of $66.8 million compared to $278.2 million at December 31, 2018. During 2018, Virginia National implemented an ICS product, which allows customers access to multi-million-dollar FDIC insurance on funds placed into demand deposit and/or money market deposit accounts. As of December 31, 2019, the reciprocal ICS balances included in demand deposit and money market accounts were $19.3 million and $53.6 million, respectively. Along with the roll-out of ICS to customers, Virginia National eliminated the repurchase agreement product effective December 31, 2018. Virginia National’s low-cost deposit accounts, which include both noninterest and interest bearing checking accounts as well as money market accounts, represented 82.4% of total deposit account balances at December 31, 2019 and compares favorably to the 81.0% of total deposit account balances at December 31, 2018.

Certificates of deposit and other time deposit balances increased $747,000 to $109.3 million at December 31, 2019 from the balance of $108.5 million at December 31, 2018. Included in this deposit total were reciprocal relationships under the CDARS, whereby depositors can obtain FDIC insurance on deposits up to $50 million. These reciprocal CDARS deposits totaled $13.7 million and $27.3 million at December 31, 2019 and 2018, respectively.

The aggregate amount of total certificates of deposit with a minimum balance of $100,000 was $79.2 million at December 31, 2019. Included in this total are deposits of $38.4 million with balances of $250,000 or more.

Deposits

(dollars in thousands)

Average Balances and Rates Paid
	Years Ended December 31
	2019		2018		2017
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
Noninterest-bearing demand deposits	$166,214		$172,736		$177,073
Interest-bearing deposits:
Interest checking	106,103	0.20%	91,117	0.08%	98,902	0.05%
Money market and savings deposits	181,459	1.01%	158,072	0.67%	141,805	0.29%
Time deposits	119,416	1.80%	116,782	1.08%	121,974	0.54%

Total interest-bearing deposits	$406,978	1.03%	$365,971	0.65%	$362,681	0.31%

Total deposits	$573,192		$538,707		$539,754

Maturities of CD’s of $100,000 and Over
	December 31, 2019
	Amount	Percentage
Three months or less	$46,634	58.90%
Over three months to six months	8,020	10.13%
Over six months to one year	6,881	8.69%
Over one year	17,647	22.28%

Totals	$79,182	100.00%

Short-Term Borrowings.

Short-term borrowings, consisting primarily of FHLB advances and federal funds purchased, are additional sources of funds for Virginia National. The level of these borrowings is determined by various factors, including customer demand and Virginia National’s ability to earn a favorable spread on the funds obtained.

Prior to December 31, 2018, repurchase agreements, also referred to as securities sold under agreement to repurchase, were available to non-individual accountholders on an overnight term through Virginia National’s investment sweep product. Under the agreements to repurchase, invested funds were fully collateralized by security instruments that were pledged on behalf of customers utilizing this product. The repurchase agreement product was discontinued by Virginia National effective December 31, 2018, and therefore, there were no balances in this product as of the end of 2019 or 2018. Total balances in repurchase agreements as of December 31, 2017 were $19.1 million.

Virginia National has a collateral dependent line of credit with the FHLB. Virginia National had no outstanding borrowings from the FHLB as of December 31, 2019 or 2018. As of December 31, 2017, Virginia National had an outstanding balance of $15.0 million from an FHLB advance.

Additional borrowing arrangements maintained by Virginia National Bank include formal federal funds lines with four major regional correspondent banks. Virginia National had no outstanding balances in overnight federal funds purchased as of December 31, 2019, 2018 or 2017.

Total short-term borrowings consist of the following as of December 31, 2019, 2018, and 2017:

(dollars in thousands)	2019	2018	2017
Repurchase agreements	$—	$—	$19,092
FHLB advances	—	—	15,000
Federal funds purchased	—	—	—

Total short-term borrowings	$—	$—	$34,092

Maximum amount at any month-end during the year	$16,364	$48,807	$37,001
Annual average balance outstanding	$3,417	$30,370	$21,842
Annual average interest rate paid	2.58%	1.31%	0.48%
Annual interest rate at end of period	—	—	0.66%

Results of Operations.

Non-GAAP presentations.

Virginia National, in referring to its net income and net interest income, is referring to income computed in accordance with GAAP, unless otherwise noted. Virginia National’s Management’s Discussion and Analysis of Financial Condition and Results of Operations also refer to various calculations that are non-GAAP presentations. They include:

•

Fully taxable-equivalent (“FTE”) adjustments – Net interest margin and efficiency ratios are presented on an FTE basis, consistent with SEC guidance in Industry Guide 3 which states that tax exempt income may be calculated on a tax equivalent basis. This is a non-GAAP presentation. The FTE basis adjusts for the tax-exempt status of net interest income from certain investments using a federal tax rate of 21%, where applicable, to increase tax-exempt interest income to a taxable-equivalent basis.

•

Net interest margin – Net interest margin (FTE) is calculated as net interest income, computed on an FTE basis, expressed as a percentage of average earning assets. Virginia National believes this measure to be the preferred industry measurement of net interest margin and that it enhances comparability of net interest margin among peers in the industry.

•

Efficiency ratio – One of the ratios Virginia National monitors in its evaluation of operations is the efficiency ratio, which measures the cost to produce one dollar of revenue. Virginia National computes its efficiency ratio (FTE) by dividing noninterest expense by the sum of net interest income (FTE) and noninterest income. A lower ratio is an indicator of increased operational efficiency. This non-GAAP metric is used to assist investors in understanding how management assesses its ability to generate revenues from its non-funding-related expense base, as well as to align presentation of this financial measure with peers in the industry. Virginia National believes this measure to be the preferred industry measurement of operational efficiency, which is consistent with FDIC studies.

Comparison of Results of Operations for the Three and Nine Months Ended September 30, 2020 and 2019

Net interest income is discussed in Management’s Discussion and Analysis on a GAAP basis, unless noted as “FTE”; and the reconcilement below shows the fully taxable-equivalent adjustment to net interest income to aid the reader in understanding the computations of net interest margin and the efficiency ratio on a non-GAAP basis (dollars in thousands):

Reconcilement of Non-GAAP Measures:	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net interest income	$6,047	$5,474	$17,177	$16,503
Fully tax-equivalent adjustment	42	17	87	58

Net interest income (FTE)	$6,089	$5,491	$17,264	$16,561

Efficiency ratio	66.0%	67.1%	63.4%	66.3%
Fully tax-equivalent adjustment	-0.3%	-0.2%	-0.3%	-0.2%

Efficiency ratio (FTE)	65.7%	66.9%	63.1%	66.1%

Net interest margin	3.03%	3.52%	3.10%	3.64%
Fully tax-equivalent adjustment	0.02%	0.02%	0.02%	0.02%

Net interest margin (FTE)	3.05%	3.54%	3.12%	3.66%

Net income.

Net income for the three months ended September 30, 2020 was $1.9 million, a $27 thousand or 1.4% decrease compared to net income reported for the three months ended September 30, 2019. Net income per diluted share was $0.69 for the quarter ended September 30, 2020 compared to $0.71 per diluted share for the same quarter in the prior year. The decrease in net income for the three months ended September 30, 2020, when compared to the same period of 2019, was attributable to the combination of: (i) a $344 thousand increase in provision for loan losses, largely as a result of worsening economic factors associated with the COVID-19 pandemic; (ii) a $573 thousand increase in net interest income, primarily due to lower cost of funds; (iii) a $98 thousand increase in noninterest income, as explained in the Noninterest income section below; (iv) a $374 thousand increase in noninterest expense, as explained in the Noninterest expense section below, and (v) an $20 thousand decrease in provision for income taxes.

Net income for the nine months ended September 30, 2020 was $5.4 million, a $104 thousand or 2.0% increase compared to net income reported for the nine months ended September 30, 2019. Net income per diluted share was $1.98 for the nine months ended September 30, 2020, compared to $1.96 per diluted share for the same period in the prior year. The increase in net income for the nine months ended September 30, 2020, when compared to the same period in the prior year, was attributable to the combination of: (i) a $867 thousand increase in provision for loan losses largely as a result of worsening economic factors associated with the COVID-19 pandemic; (ii) a $674 thousand increase in net interest income, primarily due to lower cost of funds incurred in the second and third quarters of the current year; (iii) a $634 thousand increase in noninterest income, as explained in the Noninterest income section below; (iv) a $225 thousand increase in noninterest expense, as explained in the Noninterest expense section below, and (v) a $112 thousand increase in provision for income taxes.

Net interest income.

Net interest income (FTE) for the three months ended September 30, 2020 was $6.1 million, a $598 thousand or 10.9% increase compared to net interest income (FTE) of $5.5 million for the three months ended September 30, 2019. Net interest income (FTE) was positively impacted by the decrease in rates paid on deposit accounts, which decreased interest expense by $510 thousand, offset by the increased volume of deposits, which increased interest expense by $94 thousand. The increased volume of loans, increasing from an average of $516.6 million in the third quarter of 2019 to $630.7 million in the third quarter of 2020, positively impacted interest income by $1.2 million; however, the lower rate earned on loans, declining from 4.62% to 3.89% for the periods noted, negatively impacted interest income by $1.1 million, nearly offsetting the positive impact of the increase in volume. The increase in volume of securities held, increasing from an average balance of $67.7 million for the third quarter of 2019 to $146.0 million for the third quarter of 2020, positively impacted net interest income by $382 thousand, while the decline in yield earned on such securities decreased from 2.37% to 1.74% for the periods noted, negatively impacting net interest income by $148 thousand.

Net interest income (FTE) for the nine months ended September 30, 2020 was $17.3 million, a $703 thousand or 4.2% increase compared to net interest income (FTE) of $16.6 million for the nine months ended September 30, 2019. Net interest income (FTE) was positively impacted by the increase in the volume of the securities portfolio, which increased from an average of $64.5 million in the nine months ended September 30, 2019 to $109.8 million in the nine months ended September 30, 2020, increasing interest income by $690 thousand. The decline in rates paid on securities modestly offset the impact of the volume increase, declining from an average yield of 2.39% to 1.98% for the periods noted, negatively impacting interest income by $211 thousand. The increase in the volume of loans, up from an average of $524.7 million in the nine months ended September 30, 2019 to $595.0 million in nine months ended September 30, 2020, positively impacted interest income by $2.3 million; however, the lower rate earned on loans, declining from 4.64% to 4.09% for the periods noted, negatively impacted interest income by $2.3 million, completely offsetting the positive impact of the increase in volume. Net interest income (FTE) was positively impacted by the decrease in rates paid on deposit accounts, which decreased interest expense by $648 thousand, offset by the increased volume of deposits, which increased interest expense by $287 thousand.

Net interest margin (FTE) is the ratio of net interest income (FTE) to average earning assets for the period. The level of interest rates, together with the volume and mix of earning assets and interest-bearing liabilities, impact net interest income (FTE) and net interest margin (FTE). The net interest margin (FTE) of 3.05% for the three months ended September 30, 2020 was 49 basis points lower than the 3.54% for the three months ended September 30, 2019. The net interest margin (FTE) of 3.12% for the nine months ended September 30, 2020 was 54 basis points lower than the 3.66% for the nine months ended September 30, 2019. Refer to the Reconcilement of Non-GAAP Measures table within the Non-GAAP presentations section for a reconcilement of GAAP to non-GAAP net interest margin.

Interest expense decreased $381 thousand for the three months ended September 30, 2020 compared to the same period in the prior year, due predominantly to rate decreases. The rate paid on interest-bearing deposits averaged 53 basis points in the three months ended September 30, 2020, compared to 106 basis points for the three months ended September 30, 2019. Average balances of interest-bearing deposits increased from $414.5 million in the three months ended September 30, 2019 to $518.2 million in the three months ended September 30, 2020. Average balances of borrowed funds, from FHLB advances, increased from zero in the three months ended September 30, 2019 to $28.6 million in the three months ended September 30, 2020, causing an increase in interest expense on borrowed funds of $35 thousand.

Interest expense decreased $414 thousand for the nine months ended September 30, 2020, compared to the same period in the prior year, due predominantly to the lower rates paid on deposits, as noted above. The increased volume of deposits increased interest expense by $287 thousand, while the decrease in rates paid on deposit accounts decreased interest expense by $648 thousand, netting to an overall impact of increasing net interest income by $361 thousand. The rate paid on interest-bearing deposits averaged 72 basis points in the nine months ended September 30, 2020, compared to 101 basis points for the nine months ended September 30, 2019. Average balances of interest-bearing deposits increased from $397.3 million in the nine months ended September 30, 2019 to $488.8 million in the nine months ended September 30, 2020. A table showing the mix of no cost and low-cost deposit accounts is shown under “Financial Condition—Deposits” earlier in this report. Average balances of borrowed funds increased from $4.6 million in the nine months ended September 30, 2019 to $9.6 million in the nine months ended September 30, 2020. The increase in volume of borrowed funds increased interest expense by $51 thousand; however, the decline in the rate paid on borrowed funds, from 2.57% in the prior period to 0.49% in the current period, had a positive impact on interest expense of $104 thousand. The combination of the volume and rate differences resulted in a decrease in interest expense on borrowed funds of $53 thousand.

The following tables detail the average balance sheet, including an analysis of net interest income (FTE) for earning assets and interest-bearing liabilities, for the three and nine months ended September 30, 2020 and 2019. These tables also include a rate/volume analysis for these same periods (dollars in thousands).

Consolidated Average Balance Sheet and Analysis of Net Interest Income

	For the three months ended
	September 30, 2020			September 30, 2019			Change in Interest Income/ Expense
	Average	Interest	Average	Average	Interest	Average	Change Due to (4):		Total
(dollars in thousands)	Balance	Income/ Expense	Yield/ Cost	Balance	Income/ Expense	Yield/ Cost	Volume	Rate	Increase/ (Decrease)
ASSETS
Interest Earning Assets:
Securities
Taxable Securities	$118,557	$433	1.46%	$58,210	$320	2.20%	$248	$(135)	$113
Tax Exempt Securities (1)	27,473	202	2.94%	9,505	81	3.41%	134	(13)	121

Total Securities (1)	146,030	635	1.74%	67,715	401	2.37%	382	(148)	234
Total Loans	630,704	6,175	3.89%	516,637	6,021	4.62%	1,206	(1,052)	154
Fed Funds Sold	16,980	3	0.07%	31,956	174	2.16%	(56)	(115)	(171)

Total Earning Assets	793,714	6,813	3.41%	616,308	6,596	4.25%	1,532	(1,315)	217
Less: Allowance for Loan Losses	(5,141)			(4,827)
Total Non-Earning Assets	47,736			43,604

Total Assets	$836,309			$655,085

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest Bearing Liabilities:
Interest Bearing Deposits:
Interest Checking	$139,698	$40	0.11%	$107,179	$57	0.21%	14	$(31)	$(17)
Money Market and Savings Deposits	281,161	343	0.49%	185,019	474	1.02%	182	(313)	(131)
Time Deposits	97,300	306	1.25%	122,274	574	1.86%	(102)	(166)	(268)

Total Interest-Bearing Deposits	518,159	689	0.53%	414,472	1,105	1.06%	94	(510)	(416)
Other borrowed funds	28,620	35	0.49%	—	—	—	18	17	35

Total Interest-Bearing Liabilities	546,779	724	0.53%	414,472	1,105	1.06%	112	(493)	(381)
Noninterest Bearing Liabilities:
Demand deposits	203,798			160,491
Other liabilities	4,870			4,574

Total Liabilities	755,447			579,537
Shareholders’ Equity	80,862			75,548

Total Liabilities & Shareholders’ Equity	$836,309			$655,085

Net Interest Income (FTE)		$6,089			$5,491		$1,420	$(822)	$598

Interest Rate Spread (2)			2.89%			3.19%
Interest Expense as a Percentage of Average Earning Assets			0.36%			0.71%
Net Interest Margin (FTE) (3)			3.05%			3.54%

(1)

Tax-exempt income for investment securities has been adjusted to a fully tax-equivalent basis (FTE), using a Federal income tax rate of 21%. Refer to the Reconcilement of Non-GAAP Measures table within the Non-GAAP Presentations earlier in this section.

(2)	Interest spread is the average yield earned on earning assets less the average rate paid on interest-bearing liabilities.
(3)	Net interest margin (FTE) is net interest income expressed as a percentage of average earning assets.
(4)

The impact on the net interest income (FTE) resulting from changes in average balances and average rates is shown for the period indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Consolidated Average Balance Sheet and Analysis of Net Interest Income

	For the Nine Months Ended
	September 30, 2020			September 30, 2019			Change in Interest Income/ Expense
	Average	Interest	Average	Average	Interest	Average	Change Due to (4):		Total
	Balance	Income/	Yield/Cost	Balance	Income/	Yield/Cost	Volume	Rate	Increase/
(dollars in thousands)		Expense			Expense				(Decrease)
ASSETS
Interest Earning Assets:
Securities
Taxable Securities	$91,863	$1,220	1.77%	$52,798	$874	2.21%	$546	$(200)	$346
Tax Exempt Securities (1)	17,933	413	3.07%	11,705	280	3.19%	144	(11)	133

Total Securities (1)	109,796	1,633	1.98%	64,503	1,154	2.39%	690	(211)	479
Total Loans	594,998	18,202	4.09%	524,723	18,223	4.64%	2,287	(2,308)	(21)
Fed Funds Sold	34,535	98	0.38%	16,124	267	2.21%	158	(327)	(169)

Total Earning Assets	739,329	19,933	3.60%	605,350	19,644	4.34%	3,135	(2,846)	289
Less: Allowance for Loan Losses	(4,731)			(4,892)
Total Non-Earning Assets	46,995			42,602

Total Assets	$781,593			$643,060

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest Bearing Liabilities:
Interest Bearing Deposits:
Interest Checking	$131,281	$96	0.10%	$103,708	$153	0.20%	$34	$(91)	$(57)
Money Market and Savings Deposits	255,837	1,372	0.72%	171,971	1,222	0.95%	499	(349)	150
Time Deposits	101,651	1,166	1.53%	121,646	1,620	1.78%	(246)	(208)	(454)

Total Interest-Bearing Deposits	488,769	2,634	0.72%	397,325	2,995	1.01%	287	(648)	(361)
Other borrowed funds	9,610	35	0.49%	4,580	88	2.57%	51	(104)	(53)

Total Interest-Bearing Liabilities	498,379	2,669	0.72%	401,905	3,083	1.03%	338	(752)	(414)
Noninterest Bearing Liabilities:
Demand deposits	199,490			164,093
Other liabilities	4,607			3,443

Total Liabilities	702,476			569,441
Shareholders’ Equity	79,117			73,619

Total Liabilities & Shareholders’ Equity	$781,593			$643,060

Net Interest Income (FTE)		$17,264			$16,561		$2,797	$(2,094)	$703

Interest Rate Spread (2)			2.89%			3.31%
Interest Expense as a Percentage of Average Earning Assets			0.48%			0.68%
Net Interest Margin (FTE) (3)			3.12%			3.66%

(1)

Tax-exempt income for investment securities has been adjusted to a fully tax-equivalent basis (FTE), using a Federal income tax rate of 21%. Refer to the Reconcilement of Non-GAAP Measures table within the Non-GAAP Presentations earlier in this section.

(2)	Interest spread is the average yield earned on earning assets less the average rate paid on interest-bearing liabilities.
(3)	Net interest margin (FTE) is net interest income expressed as a percentage of average earning assets.
(4)

The impact on the net interest income (FTE) resulting from changes in average balances and average rates is shown for the period indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for loan losses.

A provision for loan losses of $224 thousand was recognized during the three months ended September 30, 2020 compared to a recovery of loan loss provision of $120 thousand recognized during the three months ended September 30, 2019. A provision for loan losses of $1.4 million was recognized during the nine months ended September 30, 2020, compared to $500 thousand recognized during the nine months ended September 30, 2019, primarily due to the deterioration in the economic outlook resulting from the impact of COVID-19.

The period-end ALLL as a percentage of assets was 0.84% as of September 30, 2020, 0.78% as of December 31, 2019, and 0.76% as of September 30, 2019. The percentage increase as compared to year-end was primarily due to the increase in the necessary allowance on most of Virginia National’s loans due to worsening economic qualitative factors, which was partially offset by the SBA-guaranteed PPP loans not needing an allowance.

Further discussion of management’s assessment of the ALLL is provided earlier in the report and in Note 4 – Allowance for Loan Losses, found in the notes to Virginia National’s consolidated financial statements for the nine-month period ended September 30, 2020 included elsewhere in this joint proxy statement/prospectus. In management’s opinion, the allowance was adequately provided for at September 30, 2020. The ALLL calculation, provision for loan losses, asset quality and collateral values may be significantly impacted by deterioration in economic conditions. We have downgraded the qualitative factors pertaining to economic conditions within our ALLL methodology; should economic conditions worsen, we could experience further increases in our required ALLL and record additional provision for loan loss exposure.

Noninterest income.

The components of noninterest income for the three months ended September 30, 2020 and 2019 are shown below (dollars in thousands):

	For the three months ended		Variance
	September 30, 2020	September 30, 2019	$	%
Noninterest income:
Wealth management fees	$263	$377	$(114)	-30.2%
Advisory and brokerage income	175	159	16	10.1%
Royalty income	16	5	11	220.0%
Deposit account fees	162	192	(30)	-15.6%
Debit/credit card and ATM fees	144	191	(47)	-24.6%
Earnings/increase in value of bank owned life insurance	111	111	0	0.0%
Fees on mortgage sales	—	43	(43)	-100.0%
Gains on sales of securities	91	7	84	1200.0%
Loan swap fee income	344	116	228	196.6%
Other	119	126	(7)	-5.6%

Total noninterest income	$1,425	$1,327	$98	7.4%

Noninterest income for the three months ended September 30, 2020 of $1.4 million was $98 thousand or 7.4% higher than the amount recorded for the three months ended September 30, 2019. Noninterest income rose due to fluctuations in several categories. Loan swap fee income increased $228 thousand and gains on sales of securities increased $84 thousand. Wealth management fees declined $114 thousand due to restructuring of the entities and market conditions. In addition, deposit account fees and debit/credit card and ATM fees declined in total by $77 thousand due to suppressed customer activity. In addition, fees on mortgage sales declined $43 thousand due to elimination of that business line.

The components of noninterest income for the nine months ended September 30, 2020 and 2019 are shown below (dollars in thousands):

	For the Nine Months Ended		Variance
	September 30, 2020	September 30, 2019	$	%
Noninterest income:
Wealth management fees	$801	$1,126	$(325)	-28.9%
Advisory and brokerage income	516	451	65	14.4%
Royalty income	87	13	74	569.2%
Deposit account fees	484	565	(81)	-14.3%
Debit/credit card and ATM fees	435	537	(102)	-19.0%
Earnings/increase in value of bank owned life insurance	327	687	(360)	-52.4%
Fees on mortgage sales	77	129	(52)	-40.3%
Gains on sales of securities	734	71	663	933.8%
Loan swap fee income	977	151	826	547.0%
Other	282	356	(74)	-20.8%

Total noninterest income	$4,720	$4,086	$634	15.5%

Noninterest income for the nine months ended September 30, 2020 of $4.7 million was $634 thousand or 15.5% higher than the amount recorded for the nine months ended September 30, 2019. Noninterest income increased due to fluctuations in several categories. Loan swap fee income increased $826 thousand and gains on sales of securities increased $663 thousand over the periods noted. Earnings from the proceeds of bank owned life insurance declined by $360 thousand as death proceeds were collected in the prior year, and wealth management fees declined $325 thousand due to the reasons noted above. Deposit account fees and debit/credit card and ATM fees declined in total by $183 thousand due to suppressed customer activity.

Noninterest expense.

The components of noninterest expense for the three months ended September 30, 2020 and 2019 are shown below (dollars in thousands):

	For the Three Months Ended		Variance
	September 30, 2020	September 30, 2019	$	%
Noninterest expense:
Salaries and employee benefits	$2,322	$2,268	$54	2.4%
Net occupancy	501	450	51	11.3%
Equipment	134	85	49	57.6%
ATM, debit and credit card	46	51	(5)	-9.8%
Bank franchise tax	161	151	10	6.6%
Computer software	159	144	15	10.4%
Data processing	302	341	(39)	-11.4%
FDIC deposit insurance assessment	61	6	55	916.7%
Loan expenses	69	67	2	3.0%
Marketing, advertising and promotion	55	203	(148)	-72.9%
Merger expenses	549	—	549	N/A
Professional fees	—	213	(213)	-100.0%
Settlement of claims	—	160	(160)	-100.0%
Other	576	422	154	36.5%

Total noninterest expense	$4,935	$4,561	$374	8.2%

Noninterest expense for the quarter ended September 30, 2020 of $4.9 million was $374 thousand or 8.2% higher than the quarter ended September 30, 2019. The predominant reason for the increase was that Virginia National incurred $549 thousand in merger-related expenses during the three months ended September 30, 2020. All professional fees incurred during the third quarter were related to due diligence and other merger-related expenses. During the three months ended September 30, 2019, $160 thousand was accrued in connection with a settlement of claims related to pending and threatened legal proceedings. Other noninterest expense increased $154 thousand period over period, primarily due to increased expense of stock grants and cash compensation for directors. Marketing, advertising and promotion expenses declined over the period noted by $148 thousand, due to a conscious effort to reduce such expenses.

The components of noninterest expense for the nine months ended September 30, 2020 and 2019 are shown below (dollars in thousands):

	For the Nine Months Ended		Variance
	September 30, 2020	September 30, 2019	$	%
Noninterest expense:
Salaries and employee benefits	$7,004	$6,800	$204	3.0%
Net occupancy	1,405	1,373	32	2.3%
Equipment	401	316	85	26.9%
ATM, debit and credit card	140	142	(2)	-1.4%
Bank franchise tax	487	455	32	7.0%
Computer software	435	391	44	11.3%
Data processing	968	987	(19)	-1.9%
FDIC deposit insurance assessment	89	36	53	147.2%
Loan expenses	226	208	18	8.7%
Marketing, advertising and promotion	334	592	(258)	-43.6%
Merger expenses	549	—	549	N/A
Professional fees	376	620	(244)	-39.4%
Settlement of claims	—	460	(460)	-100.0%
Other	1,468	1,277	191	15.0%

Total noninterest expense	$13,882	$13,657	$225	1.6%

Noninterest expense for the nine months ended September 30, 2020 of $13.9 million was $225 thousand or 1.6% higher than the nine months ended September 30, 2019. The predominant reason for the increase was that Virginia National incurred $549 thousand in merger-related expenses during the nine months ended September 30, 2020. During the nine months ended September 30, 2019, $460 thousand was accrued in connection with a settlement of claims related to pending and threatened legal proceedings. Other noninterest expense increased $191 thousand period over period, primarily due to increased expense of stock grants and cash compensation for directors. Marketing, advertising and promotion expenses declined $258 thousand for the periods noted due to concerted efforts to reduce those expenses in 2020. Management continues to evaluate expenses for potential containments and reductions that would have a positive impact on net income on an ongoing basis.

The efficiency ratio (FTE) of 65.75% for the three months ended September 30, 2020 compared favorably to the 66.9% for the same quarter of 2019, due primarily to the increase in net interest income. The efficiency ratio (FTE) of 63.1% for the nine months ended September 30, 2020 also compared favorably to the 66.1% for the same period of 2019, due to a combination of increased net interest income and increased noninterest income. Refer to the Reconcilement of Non-GAAP Measures table within the Non-GAAP presentations section for a reconcilement of GAAP to non-GAAP efficiency ratio.

Provision for Income Taxes.

For the nine months ended September 30, 2020 and 2019, Virginia National provided $1.3 million and $1.2 million for Federal income taxes, respectively, resulting in an effective income tax rate of 19.1% and 18.3%, respectively. The effective income tax rates differed from the U.S. statutory rate of 21% primarily due to the effect of tax-exempt income from life insurance policies and municipal bonds, and the effective rate for the nine months ended September 30, 2019 was lower than the current year, as the proceeds from a bank-owned life insurance death benefit received during that period were tax-exempt. Certain merger related expenses will be non-deductible for tax purposes.

Comparison of Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

The reconcilement below shows how these non-GAAP measures are computed from their respective GAAP measures (dollars in thousands except per share amounts):

Reconcilement of Non-GAAP Measures:	Year Ended December 31,
	2019	2018	2017
Fully taxable-equivalent (FTE) measures
Net interest income	$21,924	$22,896	$21,377
Fully taxable-equivalent adjustment	78	91	148

Net interest income (FTE)	$22,002	$22,987	$21,525

Efficiency ratio	65.1%	56.3%	58.3%
Impact of FTE adjustment	-0.2%	-0.1%	-0.3%

Efficiency ratio (FTE)	64.9%	56.2%	58.0%

Net interest margin	3.56%	3.79%	3.61%
Fully tax-equivalent adjustment	0.01%	0.01%	0.02%

Net interest margin (FTE)	3.57%	3.80%	3.63%

Operating income and performance measures
Net income	$6,689	$8,470	$6,554
Plus nonrecurring tax expense	—	—	963

Net operating income (non-GAAP)	$6,689	$8,470	$7,517

Net income per share, diluted *	$2.49	$3.15	$2.46
Impact of nonrecurring tax expense	—	—	0.36

Net operating income per share, diluted (non-GAAP) *	$2.49	$3.15	$2.82

Return on average assets	1.02%	1.33%	1.05%
Impact of nonrecurring tax expense	0.00%	0.00%	0.15%

Operating return on average assets (non-GAAP)	1.02%	1.33%	1.20%

Return on average equity	8.99%	12.39%	10.36%
Impact of nonrecurring tax expense	0.00%	0.00%	1.52%

Operating return on average equity (non-GAAP)	8.99%	12.39%	11.88%

* Adjusted to reflect the 2019 5% Stock Dividend and the 2018 5% Stock Dividend.

Results of Operations.

Consolidated Return on Assets and Equity and Other Key Ratios.

The annualized ratio of net income to average total assets and average shareholders’ equity and certain other ratios for the periods indicated are as follows:

	2019	2018	2017
Return on average assets	1.02%	1.33%	1.05%
Operating return on average asset (non-GAAP)	1.02%	1.33%	1.20%
Return on average equity	8.99%	12.39%	10.36%
Operating return on average equity (non-GAAP)	8.99%	12.39%	11.88%
Average equity to average assets	11.32%	10.70%	10.11%
Cash dividend payout ratio (adjusted for 5% stock dividends)	48.19%	32.93%	24.81%
Efficiency ratio (FTE)	64.90%	56.16%	57.95%

Net income for the year ended December 31, 2019 was $6.7 million, or $2.49 per diluted share, a 21.0% decrease compared to $8.5 million, or $3.15 per diluted share, as adjusted for the 2019 5% Stock Dividend, for the year ended December 31, 2018. This $1.8 million decrease was primarily the result of an increase of $1.9 million in noninterest expense and a $972,000 decrease in the net interest income. Positively affecting net income for 2019 compared to 2018 was a decrease of $498,000 in the provision for loan losses and a $542,000 decrease in provision for income taxes.

The efficiency ratio (FTE) was 64.9% for the year ended December 31, 2019, compared to 56.2% for the same period of 2018, increasing due to the higher level of noninterest expense and the lower level of net interest income.

Virginia National has four reportable segments: Virginia National Bank, VNB Trust and Estate Services, Sturman Wealth, and Masonry Capital.

•

Virginia National Bank – Virginia National Bank’s commercial banking activities involve making loans, taking deposits and offering related services to individuals, businesses and charitable organizations. Loan fee income, service charges from deposit accounts, and other noninterest-related revenue, such as fees for debit cards and ATM usage and fees for treasury management services, generate additional income for this segment.

•

Sturman Wealth – This segment offers wealth and investment advisory services. Revenue for this segment is generated primarily from investment advisory and financial planning fees, with a small and decreasing portion attributable to brokerage commissions. During February 2016, Virginia National purchased the book of business, including interest in the client relationships, (“Purchased Relationships”), from a current officer (the “Seller”) of Virginia National pursuant to an employment and asset purchase agreement (the “Purchase Agreement”). Prior to becoming an employee of Virginia National and until the Effective Date of the sale, the Seller provided services to the Purchased Relationships as a sole proprietor. Under the terms of the Purchase Agreement, Virginia National will receive all future revenue for investment management, advisory, brokerage, insurance, consulting, and related services performed for the Purchased Relationships. More information on this purchase can be found under Intangible Assets in Note 7 of the notes to Virginia National’s Virginia National’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.

•

VNB Trust and Estate Services – This segment offers corporate trustee services, trust and estate administration, IRA administration and custody services and, prior to January 1, 2020, offered in-house investment management services. Revenue for this segment is generated from administration, service and custody fees, as well as management fees which are derived from Assets Under Management. Investment management services currently are offered through affiliated and third-party managers. In addition, royalty income, in the form of fixed and/or incentive fees, from the sale of Swift Run Capital Management, LLC in 2013 is reported as income of VNB Trust and Estate Services. More information on royalty income and the related sale can be found under Summary of Significant Accounting Policies in Note 1 of the notes to Virginia National’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.

•

Masonry Capital—Masonry Capital offers investment management services for separately managed accounts and a private investment fund employing a value-based, catalyst-driven investment strategy. Revenue for this segment is generated from management fees which are derived from Assets Under Management and incentive income which is based on the investment returns generated on performance-based Assets Under Management.

The Virginia National Bank segment earned net income of $6.8 million in 2019, a $1.1 million decrease over the $7.9 million netted in 2018. Sturman Wealth and VNB Trust and Estate Services earned $11,000 and $90,000 in 2019, respectively. Masonry Capital realized a net loss of $210,000 in the same period. Prior to January 1, 2019, Virginia National had two reportable segments, Virginia National Bank and VNB Wealth, which included the services currently offered through Sturman Wealth, VNB Trust and Estate Services and Masonry Capital other than the private investment fund. The VNB Wealth segment recorded net income of $592,000 in 2018.

Details of the changes in the various components of net income are further discussed below.

Net Interest Income.

Net interest income is computed as the difference between the interest income on earning assets and the interest expense on deposits and other interest bearing liabilities. Net interest income represents the principal source of revenue for Virginia National and accounted for 79.8% of the total revenue in 2019. Net interest margin (FTE) is the ratio of taxable-equivalent net interest income to average earning assets for the period. The level of interest rates and the volume and mix of earning assets and interest-bearing liabilities impact net interest income (FTE) and net interest margin (FTE).

The following table details the average balance sheet, including an analysis of net interest income (FTE) for earning assets and interest bearing liabilities, for the years ended December 31, 2019, 2018, and 2017.

Consolidated Average Balance Sheets and Analysis of Net Interest Income (FTE)

	Year Ended December 31, 2019			Year Ended December 31, 2018			Year Ended December 31, 2017
		Interest	Average		Interest	Average		Interest	Average
(dollars in thousands)	Average Balance	Income Expense	Yield/ Cost	Average Balance	Income Expense	Yield/ Cost	Average Balance	Income Expense	Yield/ Cost
ASSETS
Interest earning assets:
Securities
Taxable securities	$56,870	$1,268	2.23%	$52,612	$1,218	2.32%	$62,207	$1,211	1.95%
Tax exempt securities (1)	11,266	368	3.27%	13,547	431	3.18%	12,627	436	3.45%

Total securities (1)	68,136	1,636	2.40%	66,159	1,649	2.49%	74,834	1,647	2.20%
Loans:
Real estate	361,578	16,397	4.53%	355,135	15,584	4.39%	332,936	13,955	4.19%
Commercial	84,778	3,237	3.82%	84,175	3,270	3.88%	75,863	2,761	3.64%
Consumer	77,419	4,546	5.87%	88,626	5,065	5.72%	83,134	4,148	4.99%

Total Loans	523,775	24,180	4.62%	527,936	23,919	4.53%	491,933	20,864	4.24%
Fed funds sold	23,873	459	1.92%	10,834	209	1.93%	24,982	241	0.96%
Other interest bearing deposits	—	—	—	—	—	—	612	7	1.14%

Total earning assets	615,784	26,275	4.27%	604,929	25,777	4.26%	592,361	22,759	3.84%
Less: Allowance for loan losses	(4,653)			(4,358)			(3,726)
Total non-earning assets	44,065			38,338			37,469

Total assets	$655,196			$638,909			$626,104

LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest bearing liabilities:
Interest bearing deposits:
Interest checking	$106,103	$210	0.20%	$91,117	$69	0.08%	$98,902	$49	0.05%
Money market and savings deposits	181,459	1,829	1.01%	158,072	1,064	0.67%	141,805	418	0.29%
Time deposits	119,416	2,146	1.80%	116,782	1,259	1.08%	121,974	663	0.54%

Total interest-bearing deposits	406,978	4,185	1.03%	365,971	2,392	0.65%	362,681	1,130	0.31%
Repurchase agreements and other borrowed funds	3,417	88	2.58%	30,370	398	1.31%	21,842	104	0.48%

Total interest bearing liabilities	410,395	4,273	1.04%	396,341	2,790	0.70%	384,523	1,234	0.32%
Noninterest Bearing Liabilities:
Demand deposits	166,214			172,736			177,073
Other liabilities	4,399			1,452			1,241

Total liabilities	581,008			570,529			562,837
Shareholders’ equity	74,188			68,380			63,267

Total liabilities & shareholders’ equity	$655,196			$638,909			$626,104

Net interest income (FTE)		$22,002			$22,987			$21,525
Interest rate spread (2)			3.23%			3.56%			3.52%
Interest expense as a percentage of average earning assets			0.69%			0.46%			0.21%
Net interest margin (FTE) (3)			3.57%			3.80%			3.63%

(1)

Tax-exempt income for investment securities has been adjusted to a fully tax-equivalent basis (FTE), using a Federal income tax rate of 21% for 2019 and 2018 and 34% for 2017. Refer to the Reconcilement of Non-GAAP Measures table within the Non-GAAP Presentations earlier in this section.

(2)	Interest rate spread is the average yield earned on earning assets less the average rate paid on interest-bearing liabilities.
(3)	Net interest margin (FTE) is net interest income expressed as a percentage of average earning assets.

The purpose of the volume and rate analysis below is to describe the impact on the net interest income (FTE) of Virginia National resulting from changes in average balances and average interest rates for the periods indicated. The change in interest due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each. Interest income is reported on a tax-equivalent basis.

Volume and Rate Analysis

2019 compared to 2018

(dollars in thousands)

	Change due to:		Increase/
	Volume	Rate	(Decrease)
Assets:
Securities	$48	(61)	$(13)
Loans:
Real estate	286	527	813
Commercial	23	(56)	(33)
Consumer	(655)	136	(519)

Total loans	(346)	607	261
Federal funds sold	251	(1)	250

Total earning assets	$(47)	$545	$498

Liabilities and Shareholders’ equity:
Interest-bearing deposits:
Interest checking	$13	128	$141
Money market and savings	175	590	765
Time deposits	29	858	887

Total interest-bearing deposits	217	1,576	1,793
Repurchase agreements and other borrowings	(517)	207	(310)

Total interest-bearing liabilities	(300)	1,783	1,483

Change in net interest income	$253	$(1,238)	$(985)

2018 compared to 2017

(dollars in thousands)

	Change due to:		Increase/
	Volume	Rate	(Decrease)
Assets:
Securities	$(203)	205	$2
Loans:
Real estate	956	673	1,629
Commercial	315	194	509
Consumer	286	631	917

Total loans	1,557	1,498	3,055
Federal funds sold	(186)	154	(32)
Other interest bearing deposits	(7)	—	(7)

Total earning assets	$1,161	$1,857	$3,018

Liabilities and Shareholders’ equity:
Interest-bearing deposits:
Interest checking	$(4)	24	$20
Money market and savings	53	593	646
Time deposits	(29)	625	596

Total interest-bearing deposits	20	1,242	1,262
Repurchase agreements and other borrowings	54	240	294

Total interest-bearing liabilities	74	1,482	1,556

Change in net interest income	$1,087	$375	$1,462

For the twelve months of 2019, net interest income (FTE) of $22.0 million was recognized, a decline of $985,000 or 4.3% over the same period in 2018. Net interest income (FTE) for 2018 totaled $23.0 million and was $1.5 million higher than the 2017 total of $21.5 million. Average earning assets increased $10.9 million or 1.8% in 2019 compared to 2018 and increased $12.6 million in 2018 compared to 2017. The increase in rates paid on deposits in 2019 compared to 2018 significantly outpaced the yield gained from increased rates on loans. From 2017 to 2018, the increase in yields on loans as well as the volume of loans contributed to the rise in net interest income. The average balance for loans as a percentage of earnings assets for 2019 was 85.1%, compared to 87.3% and 83.0% in 2018 and 2017, respectively.

The 2019 net interest margin (FTE) declined 23 basis points to 3.57% from 3.80% for the year ended December 31, 2018. The 2018 net interest margin (FTE) improved 17 basis points from 3.63% for the year ended December 31, 2017. The tax-equivalent yield on average earning assets for 2019 of 4.27% was one basis point higher than the 2018 yield of 4.26% and was 43 basis points higher than the 2017 yield of 3.84%. Loan yields for 2019 were 4.62%, a positive trend compared to the loan yields of 4.53% and 4.24% for 2018 and 2017, respectively. Average loans for 2019 of $523.8 million were $4.1 million lower than the 2018 average of $527.9 million; 2018’s average loan balances were $36.0 million higher than the prior year’s average of $491.9 million.

Interest expense as a percentage of average earning assets increased to 69 basis points for 2019, compared to 46 and 21 basis points for 2018 and 2017, respectively. Net interest margin will be impacted by future changes in short-term and long-term interest rate levels on deposits, as well as the impact from the competitive environment. A continuing primary driver of Virginia National’s low cost of funds is Virginia National’s level of noninterest bearing demand deposits and low-cost deposit accounts. Below is a table illustrating the average balances of these accounts as a percentage of total deposit account balances.

Noninterest and Low-Cost Deposit Account Analysis

(dollars in thousands)	2019		2018		2017
	Average Balance	% of Total Deposits	Average Balance	% of Total Deposits	Average Balance	% of Total Deposits
Noninterest demand deposits	$166,214	29.0%	$172,736	32.1%	$177,073	32.8%
Interest checking accounts	106,103	18.5%	91,117	16.9%	98,902	18.3%
Money market and savings deposit accounts	181,459	31.7%	158,072	29.3%	141,805	26.3%

Total noninterest and low-cost deposit accounts	$453,776	79.2%	$421,925	78.3%	$417,780	77.4%
Total deposit account balances	$573,192		$538,707		$539,754

Provision for Loan Losses.

The level of the allowance reflects changes in the size of the portfolio or in any of its components, as well as management’s continuing evaluation of industry concentrations, specific credit risks, loan loss experience, current loan portfolio quality, and economic, political and regulatory conditions. Additional information concerning management’s methodology in determining the adequacy of the allowance for loan losses is contained later in this section under Allowance for Loan Losses, in addition to Note 1 and Note 4 of the notes to Virginia National’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.

Based on management’s continuing evaluation of the loan portfolio in 2019, Virginia National recorded a provision for loan losses of $1.4 million, compared to a provision of $1.9 million in 2018. The significant increase in the 2018 provision for loan losses was due to the insolvency of ReliaMax Surety, the South Dakota insurance company which issued the surety bonds on the student loan portfolios. ReliaMax Surety was placed into liquidation, and the surety bonds were terminated on July 27, 2018. The decrease in the 2019 provision for loan losses was primarily attributed to the recapture of a portion of the provision previously allocated to a shared national credit that was sold during the year and the decline in student loan balances year-over-year.

The allowance for loan losses as a percentage of total loans was 0.78% at December 31, 2019 compared to 0.91% at December 31, 2018.

The following is a summary of the changes in the allowance for loan losses for the years ended December 31, 2019, 2018, and 2017:

(dollars in thousands)	2019	2018	2017
Allowance for loan losses, January 1	$4,891	$4,043	$3,688
Charge-offs	(2,259)	(1,097)	(111)
Recoveries	202	72	48
Provision for loan losses	1,375	1,873	418

Allowance for loan losses, December 31	$4,209	$4,891	$4,043

Allowance for loan losses as a percentage of period-end total loans	0.78%	0.91%	0.76%

Noninterest Income.

The major components of noninterest income are detailed below. Year-to-year variances are shown for each noninterest income category.

	For the year ended December 31		Variance
(dollars in thousands)	2019	2018	$	%
Noninterest income:
Trust income	$1,698	$1,665	$33	2.0%
Advisory and brokerage income	605	565	40	7.1%
Royalty income	17	585	(568)	-97.1%
Customer service fees	766	909	(143)	-15.7%
ATM, debit and credit card fees	723	747	(24)	-3.2%
Earnings/increase in value of bank owned life insurance	798	446	352	78.9%
Fees on mortgage sales	189	193	(4)	-2.1%
Gains on sales and calls of securities	74	—	74	—
Losses on sales of assets	—	(33)	33	—
Other	681	453	228	50.3%

Total noninterest income	$5,551	$5,530	$21	0.4%

Noninterest income of $5.6 million for the year ended December 31, 2019 experienced a net increase over the prior year by $21,000, as a result of the following variances:

Earnings from bank owned life insurance increased $352,000 as a result of a death benefit received following the death of a former employee.

•	Other noninterest income increased $228,000, primarily due to the collection of $212,000 in loan swap fees during 2019. No swap fee income was realized in 2018.

•

Royalty income was $568,000 higher in 2018 due to the receipt of Virginia National Bank’s portion of annual performance fees earned by Swift Run Capital Management, LLC in 2017. See Note 1 – Summary of Significant Accounting Policies in the accompanying notes to Virginia National’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus for further details regarding Virginia National’s sale agreement with Swift Run Capital Management, LLC.

•	Customer service fees declined $143,000 due to lower commercial service charges and lower return check and overdraft fees.

Noninterest Expense.

Noninterest expense of $17.9 million reported for 2019 increased $1.9 million or 11.7% from the $16.0 million for the same period of 2018. The major components of noninterest expense are detailed below. Year-over-year variances are shown for each noninterest expense category.

	For the year ended December 31		Variance
(dollars in thousands)	2019	2018	$	%
Noninterest expense:
Salaries and employee benefits	$9,249	$8,036	$1,213	15.1%
Net occupancy	1,824	1,835	(11)	-0.6%
Equipment	430	500	(70)	-14.0%
ATM, debit and credit card	190	207	(17)	-8.2%
Bank franchise tax	591	469	122	26.0%
Computer software	529	424	105	24.8%
Data processing	1,236	1,088	148	13.6%
FDIC deposit insurance assessment	36	189	(153)	-81.0%
Marketing, advertising and promotion	539	715	(176)	-24.6%
Professional fees	771	797	(26)	-3.3%
Settlement of claims	460	—	460	—
Other	2,029	1,754	275	15.7%

Total noninterest expense	$17,884	16,014	1,870	11.7%

Salaries and employee benefits accounted for $1.2 million of the increase from December 31, 2018 to December 31, 2019. This increase was due to an overall increase in salaries from the increased number of employees, predominantly experienced commercial loan officers in the Richmond and Roanoke markets and the cyber security and network team, as well as increased stock grant and other expense for executive management. At December 31, 2019, Virginia National had 97 full-time equivalent employees compared to 86 at year-end 2018.

Settlement of claims amounted to $460,000 in 2019 in connection with the final settlement of pending and threatened legal proceedings. Data processing expense increased $148,000 over the prior year, due to the implementation of software to enhance our lending operations and to assist in the future adoption of the current expected credit losses model. Management continues to evaluate expense categories for potential reductions that would have a positive impact on net income on an ongoing basis.

Provision for Income Taxes.

The provision for income taxes is based upon the results of operations, adjusted for the effect of certain tax-exempt income and non-deductible expenses. In addition, certain items of income and expense are reported in different periods for financial reporting and tax return purposes. The tax effects of these temporary differences are recognized currently in the deferred income tax provision or benefit. Deferred tax assets or liabilities are computed based on the difference between the financial statement and the income tax bases of assets and liabilities using the applicable enacted marginal tax rate.

For 2019, Virginia National provided $1.5 million for Federal income taxes, resulting in an effective income tax rate of 18.6%. In 2018, Virginia National provided $2.1 million for Federal income taxes, resulting in an effective income tax rate of 19.6%. The effective income tax rate for 2019 and 2018 was lower than the U.S. statutory rate of 21% primarily due to the effect of tax-exempt income from municipal bonds and bank owned life insurance policies. The tax benefits from the tax-exempt income in 2019 and 2018 were $230,000 and $168,000, respectively. The lower effective tax rate for 2019 compared to the prior year and the statutory rate was primarily related to the non-taxability of the death proceeds from bank owned life insurance.

INFORMATION ABOUT FAUQUIER

The following provides additional information regarding Fauquier and should be read in conjunction with Fauquier’s financial statements and the notes thereto beginning on page F-[●] and the other information related to Fauquier included elsewhere herein.

General

Fauquier was incorporated under the laws of the Commonwealth of Virginia on January 13, 1984. Fauquier is a registered bank holding company and owns all of the voting shares of The Fauquier Bank, a Virginia state-chartered bank that commenced operations in 1902. Fauquier has no significant operations other than owning the stock of The Fauquier Bank.

Fauquier is regulated under the BHC Act, and is subject to inspection, examination and supervision by the Federal Reserve. Fauquier is also under the jurisdiction of the SEC and is subject to the disclosure and regulatory requirements of the Exchange Act as administered by the SEC. Fauquier is headquartered at 10 Courthouse Square, Warrenton, Virginia 20186.

As of September 30, 2020, Fauquier had total consolidated assets of approximately $840.3 million, total consolidated loans of approximately $638.1 million, total consolidated deposits of approximately $739.8 million, and consolidated shareholders’ equity of approximately $72.2 million.

The Fauquier Bank provides a full range of financial services, including internet banking, mobile banking, commercial, retail, insurance, wealth management, and financial planning services through eleven banking offices throughout Fauquier and Prince William counties in Virginia.

The Fauquier Bank provides retail banking services to individuals and businesses. These services include various types of interest and noninterest-bearing checking accounts, money market and savings accounts, and time deposits. In addition, The Fauquier Bank provides secured and unsecured commercial and real estate loans, standby letters of credit, secured and unsecured lines of credit, personal loans, residential mortgages and home equity loans, automobile and other types of consumer financing.

The Fauquier Bank operates a Wealth Management Services (“WMS”) division that began with the granting of trust powers to The Fauquier Bank in 1919. The WMS division offers a full range of personalized services that include investment management, financial planning, trust, estate settlement, retirement, insurance and brokerage services.

The Fauquier Bank, through its subsidiary Fauquier Bank Services, Inc., has equity ownership interests in Bankers Insurance, LLC, a Virginia independent insurance company, and Bankers Title Shenandoah, LLC, a title insurance company which are owned by a consortium of Virginia community banks. Fauquier Bank Services, Inc. also, previously had an equity ownership interest in Infinex Investments, Inc., a full service broker/dealer, owned by banks and banking associations in various states, whose ownership was sold by Fauquier Bank Services, Inc. in January 2019.

The revenues of The Fauquier Bank are primarily derived from interest and fees received on loans, and from interest and dividends from investment securities. The principal sources of funds for The Fauquier Bank’s lending activities are its deposits, repayment of loans, the sale and maturity of investment securities, and borrowings from the FHLB. Additional revenues are derived from fees for deposit and WMS related services.

Products and Services

Lending Activities

The Fauquier Bank offers a range of lending services, including real estate and commercial loans, to individuals as well as small-to-medium sized businesses and other organizations that are located in or conduct a substantial portion of their business in The Fauquier Bank’s market area. The majority of The Fauquier Bank’s loans are made on a secured basis. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds and government regulations. The Fauquier Bank has no foreign loans, subprime loans or loans for highly leveraged transactions.

The Fauquier Bank’s loan portfolio includes the following segments: commercial and industrial, commercial real estate, construction and land, consumer and student, residential real estate and home equity lines of credit.

Commercial and Industrial Loans. Commercial loans include loans for working capital, equipment purchases, and various other business purposes. Business assets are the primary collateral for The Fauquier Bank’s commercial loan portfolio. Commercial loans have variable or fixed rates of interest. Commercial lines of credit are typically granted on a one-year basis. Other commercial loans with terms or amortization schedules longer than one year will normally carry interest rates that vary based on financial indices and are generally payable in three to five years.

Loan originations are derived from a number of sources, including existing customers and borrowers, walk-in customers, advertising, and direct solicitation by The Fauquier Bank’s loan officers. Inherent risks within this portfolio include interest rate and prepayment risks, risks resulting from uncertainties in the future value of collateral and changes in economic and industry conditions. In particular, longer maturities increase the risk that economic conditions will change and adversely affect The Fauquier Bank’s ability to collect. The Fauquier Bank attempts to minimize loan losses by including the debtors’ cash flow as the source of repayment and, secondarily, the value of the underlying collateral. In addition, The Fauquier Bank attempts to utilize shorter loan terms in order to reduce the risk of a decline in the value of such collateral.

Commercial Real Estate Loans. Loans secured by commercial real estate consist principally of commercial loans for which real estate constitutes the primary source of collateral. Commercial real estate loans generally involve a greater degree of risk because repayment may be more vulnerable to adverse conditions in the real estate market or the economy.

Construction and Land Loans. The majority of The Fauquier Bank’s construction and land loans are made to individuals to construct a primary residence. Such loans have a maximum term of 12 months, a fixed rate of interest, and loan-to-value ratios of 80% or less of the appraised value upon completion. The Fauquier Bank requires that permanent financing, with The Fauquier Bank or some other lender, be in place prior to closing. Construction loans are generally considered to involve a higher degree of credit risk because the risk of loss is dependent largely upon the accuracy of the initial estimate of the property’s value at completion. The Fauquier Bank also provides construction loans and lines of credit to developers to acquire the necessary land, develop the site and construct the residential units. Such loans generally have maximum loan-to-value ratios of 80% of the appraised value upon completion with a fixed rate of interest. The majority of these construction loans are made to selected developers for the building of single-family dwellings on either a pre-sold or speculative basis. The Fauquier Bank limits the number of unsold units under construction at one time. Loan proceeds are disbursed in stages after inspections of the project indicate that such disbursements are for costs already incurred and that have added to the value of the project.

Consumer and Student Loans. The Fauquier Bank’s consumer loans include loans to individuals such as auto loans, credit card loans and overdraft loans. The Fauquier Bank also has U.S. Government guaranteed student loans, which were purchased through and serviced by a third-party and have a variable rate of interest.

Residential Real Estate Loans. The Fauquier Bank’s 1-4 family residential real estate loan portfolio primarily consists of conventional loans, generally with fixed interest rates with 15 or 30-year terms, and balloon loans with fixed interest rates, and 5, 10, or 15 year maturities utilizing amortization schedules of 30 years. The majority of The Fauquier Bank’s 1-4 family residential mortgage loans are secured by properties located in The Fauquier Bank’s market area.

Home Equity Lines of Credit. Home equity lines of credit consist of conventional loans, generally with variable interest rates that are tied to the Wall Street Journal prime rate with 10 year terms. The majority of The Fauquier Bank’s home equity lines of credit are secured by properties located in The Fauquier Bank’s market area. The Fauquier Bank allows a maximum loan-to-value ratio of 85% of the value of the property held as collateral at the time of origination.

Deposit Activities

Deposits are the major source of The Fauquier Bank’s funds for lending and other investment activities. The deposits of The Fauquier Bank are insured up to applicable limits by the DIF. The Fauquier Bank considers interest and noninterest-bearing checking accounts, savings and money market accounts, and non-brokered time deposits under $100,000 to be core deposits. Generally, The Fauquier Bank attempts to maintain the rates paid on its deposits at a competitive level. The Fauquier Bank is a member of the Certificate of Deposit Account Registry Service and Insured Cash Sweep Service to provide customers multi-million dollar FDIC insurance on certificate of deposit investments and deposit sweeps through the transfer and/or exchange with other FDIC insured institutions.

Investments

The Fauquier Bank invests a portion of its assets in U.S. Government-sponsored corporation and agency obligations, state, county and municipal obligations, corporate obligations, and mutual funds. The Fauquier Bank’s investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds, while also providing liquidity. The Fauquier Bank’s restricted investments include holdings of FHLB stock and stock of the FRB.

Market Area

The Fauquier Bank’s market area principally includes Fauquier County, Prince William County and neighboring communities, and is located approximately 50 miles southwest of Washington, D.C. The Fauquier Bank also operates one banking office in Winchester, Virginia. The market area served by The Fauquier Bank is supported by the nearby presence of the federal government and generally includes strong household incomes and high population growth.

Competition

Fauquier encounters strong competition both in making loans and in attracting deposits. In one or more aspects of its business, The Fauquier Bank competes with other commercial banks, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, financial technology companies, and other financial intermediaries. Most of these competitors, some of which are affiliated with bank holding companies, have substantially greater resources and lending limits, and may offer certain services that The Fauquier Bank does not currently provide. In addition, many of The Fauquier Bank’s nonbank competitors are not subject to the same level of federal regulation that governs bank holding companies and federally insured banks. Recent federal and state legislation has heightened the competitive environment in which financial institutions must conduct their business, and the potential for competition among financial institutions of all types has increased significantly. To compete, The Fauquier Bank relies upon specialized services, responsive handling of customer needs, and personal contacts by its officers, directors, and staff. Large multi-branch banking institutions tend to compete based primarily on price and the number and location of branches while smaller financial institutions, like Fauquier, tend to compete primarily on price and personal service.

Properties

The Fauquier Bank owns two buildings located in the Town of Warrenton at 10 Courthouse Square, Warrenton, Virginia. These buildings house Fauquier’s executive offices and The Fauquier Bank’s main office, loan operations, information technology and WMS.

The Fauquier Bank owns a building located in the Town of Warrenton at 87 W. Lee Highway, Warrenton, Virginia which houses a retail banking branch and The Fauquier Bank’s deposit operations department.

The Fauquier Bank owns four retail banking branches located in Fauquier County: 6464 Main Street, The Plains, Virginia; 5119 Lee Highway, New Baltimore, Virginia; 3543 Catlett Road, Catlett, Virginia; and 6207 Station Drive, Bealeton, Virginia.

The Fauquier Bank owns two retail banking branches located in Prince William County: 7485 Limestone Drive, Gainesville, Virginia; and 8780 Centreville Road, Manassas, Virginia.

The Fauquier Bank leases three retail banking branches located in Prince William County: 15240 Washington Street, Haymarket, Virginia; 10260 Bristow Center Drive, Bristow, Virginia; and 8091 Sudley Road, Manassas, Virginia.

Fauquier believes all of its properties are in good operating condition and are adequate for its present and anticipated future needs.

Employees

As of September 30, 2020, Fauquier and The Fauquier Bank employed approximately 144 full-time equivalent employees. No Fauquier employee is represented by a collective bargaining unit. Fauquier considers relations with employees to be good.

Fauquier is a small community bank and customer service is an important differentiator. Fauquier’s senior officers have personal relationships with many of Fauquier’s key customers, and attracting and retaining these senior officers is critical to Fauquier’s success. Fauquier’s compensation programs encourage performance consistent with strategic and business plans approved by the Fauquier Board while ensuring that the financial costs of current or proposed compensation and benefits are reasonable and consistent with industry standards and shareholders’ interests. See “– Executive Compensation” for a description of the types of plans in programs that Fauquier maintains for its senior officers.

Legal Proceedings

In the ordinary course of business, Fauquier and The Fauquier Bank are parties to various legal proceedings. There are no pending or threatened legal proceedings to which Fauquier or The Fauquier Bank is a party or to which the property of either Fauquier or The Fauquier Bank is subject that, in the opinion of management, may materially impact the financial condition of either entity.

Supervision and Regulation

Like Virginia National and Virginia National Bank, Fauquier and The Fauquier Bank are extensively regulated under both federal and state laws and regulations. Many of the laws and regulations applicable to Virginia National and Virginia National Bank are also applicable to Fauquier and The Fauquier Bank. The following discussion describes how certain laws and regulations specifically apply to or impact Fauquier and The Fauquier Bank compared to Virginia National and Virginia National Bank, respectively, and should be read together with the section entitled “Information About Virginia National – Supervision and Regulation” beginning on page [●].

Fauquier Bankshares, Inc.

Fauquier and Virginia National are similarly-sized bank holding companies that were incorporated under the laws of the Commonwealth of Virginia. Like Virginia National, Fauquier is registered under the BHC Act and is subject to supervision, regulation, and examination by the Federal Reserve, and Fauquier is also registered under the bank holding company laws of Virginia and is subject to supervision, regulation, and examination by the Virginia Bureau of Financial Institutions. Consequently, the laws and regulations applicable to Virginia National are also generally applicable Fauquier. See “Information About Virginia National – Supervision and Regulation – Virginia National Bankshares Corporation” beginning on page [●] for a summary of such laws and regulations.

Fauquier is also subject to the periodic and other reporting requirements of the Exchange Act, including the filing of annual, quarterly and other reports with the SEC. Annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, plus any amendments to these reports, are available, free of charge, at http://investor.tfb.bank. Fauquier’s SEC filings are posted and available as soon as reasonably practicable after the reports are filed electronically with the SEC. The information on Fauquier’s website is not incorporated into this joint proxy statement/prospectus or any filing Fauquier makes with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

The Fauquier Bank

General. The Fauquier Bank is a Virginia-chartered commercial bank and member of the Federal Reserve. Unlike Virginia National Bank, The Fauquier Bank is subject to supervision and regulation by the Virginia Bureau of Financial Institutions. The Fauquier Bank’s primary federal regulator is the Federal Reserve while Virginia National Bank’s primary federal regulator is the OCC.

Capital Requirements. The capital requirements for The Fauquier Bank, as administered by the Federal Reserve, are substantially the same as the capital requirements for Virginia National Bank, as administered by the OCC. The Fauquier Bank has decided not to opt into the CBLR framework. The Tier 1, common equity Tier 1, total capital to risk-weighted assets, and leverage ratios of The Fauquier Bank were 12.47%, 12.47%, 13.63% and 8.67%, respectively, as of September 30, 2020, thus exceeding the minimum requirements.

Fauquier qualifies as a small bank holding company under the SBHC Policy Statement. However, Fauquier does not currently intend to issue a material amount of debt or take any other action that would cause its capital ratios to fall below the minimum ratios required by the Basel III Capital Rules. The estimated Tier 1, common equity Tier 1, total capital to risk-weighted assets, and leverage ratios of Fauquier were 12.67%, 12.67%, 13.83% and 8.76%, respectively, as of September 30, 2020, thus exceeding the minimum requirements.

Prompt Corrective Action. Under the “prompt corrective action” regulations, The Fauquier Bank exceeds the thresholds to be considered well capitalized as of September 30, 2020.

Deposit Insurance. The Fauquier Bank’s deposit accounts are also insured up to applicable limits by the DIF and are subject to deposit insurance assessments based on average total assets minus average tangible equity to maintain the DIF.

Transactions with Affiliates. The Fauquier Bank is subject to the same limitations as Virginia National Bank with respect to transactions with related parties or affiliates and loans to insiders.

Community Reinvestment Act. The Fauquier Bank is also subject to the requirements of the Community Reinvestment Act of 1977. The Fauquier Bank received a “satisfactory” CRA rating in its most recent examination.

LIBOR and Other Benchmark Rates. Like Virginia National Bank, The Fauquier Bank is actively planning for, and monitoring the risks associated with, the anticipated transition away from LIBOR.

Confidentiality of Customer Information. Fauquier and The Fauquier Bank are also subject to various laws and regulations that address the privacy of nonpublic personal financial information of customers.

Required Disclosure of Customer Information. Like Virginia National and Virginia National Bank, Fauquier and The Fauquier Bank are subject to various laws and regulations that attempt to combat money laundering and terrorist financing.

Volcker Rule. The Volcker Rule did not have a material impact on Fauquier’s operations or financial position in 2019 and 2018.

Consumer Financial Protection. The Fauquier Bank is also subject to a number of federal and state consumer protection laws that extensively govern its relationship with its customers, including the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Servicemembers’ Civil Relief Act, Secure and Fair Enforcement for Mortgage Licensing Act, laws governing flood insurance, federal and state laws prohibiting unfair and deceptive business practices, foreclosure laws, and various regulations that implement some or all of the foregoing. Because The Fauquier Bank has less than $10 billion in assets, its primary federal regulator, the Federal Reserve, oversees the application to The Fauquier Bank of most consumer protection aspects of the Dodd-Frank Act and other laws and regulations.

Mortgage Banking Regulation. Fauquier and The Fauquier Bank are subject to similar rules and regulations as Virginia National and Virginia National Bank with respect to making mortgage loans and the collection and reporting of information with respect to mortgage loans and borrowers. The Fauquier Bank, as a small creditor, complies with the “qualified mortgage rules” and the other applicable Truth in Lending requirements.

Incentive Compensation. Fauquier and The Fauquier Bank are also subject to the Interagency Guidance on Sound Incentive Compensation Policies, as administered by the Federal Reserve. The Federal Reserve reviews, as part of its regular, risk-focused examination process, the incentive compensation arrangements of financial institutions, such as Fauquier and The Fauquier Bank.

Cybersecurity. Fauquier and The Fauquier Bank are taking measures to combat cybersecurity threats and manage the risks to Fauquier, The Fauquier Bank and their customers. The Federal Reserve regularly evaluates Fauquier and The Fauquier Bank in their risk management processes related to information technology and cybersecurity.

Effect of Governmental Monetary Policies. Federal Reserve monetary policies have had a significant effect on the operating results of commercial banks and financial institutions. These policies impact Fauquier and The Fauquier Bank similarly to Virginia National and Virginia National Bank, respectively.

Coronavirus Aid, Relief, and Economic Security Act. Like Virginia National Bank, The Fauquier Bank participated in the SBA’s PPP by processing loan applications and servicing the loans. See “Fauquier’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page [●].

Future Legislation and Regulation. Fauquier cannot predict whether any such future legislation will be enacted, and, if enacted, the effect that it, or any implementing regulations, would have on the financial condition or results of operations of Fauquier or The Fauquier Bank.

Certain Relationships and Related Transactions

Pursuant to Fauquier’s Code of Business Conduct and Ethics, all directors and executive officers are prohibited from being a consultant to (excluding an attorney), a director, officer, or employee of, or otherwise operate, another bank or financial institution that markets products or services in competition with The Fauquier Bank. Fauquier’s chief executive officer administers and is responsible for overseeing compliance with Fauquier’s Code of Business Conduct and Ethics.

The Fauquier Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with executive officers, directors, their immediate families and affiliated companies in which they are principal shareholders. Such loans are made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectibility or present other unfavorable features.

Board of Directors and Director Compensation

General. The business and affairs of Fauquier are managed under the direction of the Fauquier Board in accordance with the VSCA and Fauquier’s articles of incorporation and bylaws. Members of the Fauquier Board are kept informed of Fauquier’s business through discussions with the chairman, the president and chief executive officer and other officers, by reviewing materials provided to them and by participating in meetings of the Fauquier Board and its committees.

Directors of Fauquier. The following biographical information discloses each director’s age and business experience, including the specific skills or attributes that qualify each director for service on the Fauquier Board, and the year that each individual was first elected to the Fauquier Board.

John B. Adams, Jr. (age 75) has been a director of Fauquier since 2003 and a director of The Fauquier Bank since 2002. He was elected chairman of Fauquier and The Fauquier Bank in 2010. Mr. Adams was president and chief executive officer of A. Smith Bowman Distillery from 1989 to 2003. Mr. Adams serves as president and chief executive officer of Bowman Companies, Inc., primarily a family real estate holding company, and was a director of Universal Corporation, a publicly traded company headquartered in Richmond, Virginia, from 2003 to 2018. Mr. Adams served as chairman of The National Theatre in Washington, D.C. for 25 years and has served on the foundation boards of several higher education institutions. As a result of his various leadership roles, Mr. Adams brings to the Fauquier Board valuable insight and business acumen, along with significant business expertise.

Marc J. Bogan (age 54) has been a director of Fauquier and The Fauquier Bank since February 2016. He has served as president of Fauquier and The Fauquier Bank since February 2016 and became chief executive officer of Fauquier and The Fauquier Bank effective March 2016. Mr. Bogan has over 30 years of experience in the financial services industry. He served as president and chief operating officer of New Dominion Bank in Charlotte, North Carolina, from June 2011 until February 2016, when he joined Fauquier. Mr. Bogan was executive vice president, chief operating officer and chief retail officer for Ameris Bank, a four-state community bank based in Georgia, from 2008 to 2011, and was coastal regional executive – Eastern South Carolina for Ameris Bank from 2006 to 2008. Prior to joining Ameris Bank in 2006, Mr. Bogan held several senior management positions with Bank of America and South Carolina Bank and Trust. Mr. Bogan brings to the Fauquier Board significant management experience in diverse areas such as retail and commercial banking, private wealth management, information technology, operations, treasury services and mortgage banking.

Kevin T. Carter (age 54) has been a director of Fauquier and The Fauquier Bank since November 2016. Mr. Carter has served as the president of Guests, Inc., a full service hotel management company headquartered in Strasburg, Virginia, since October 2016. He has over 38 years of experience in the hospitality industry, holding positions such as director, corporate director, resident manager, general manager, independent consultant and managing director for the Airlie Foundation from November 2000 to October 2016. Mr. Carter served on the management teams of some of the country’s most notable properties including the U.S. Grant Hotel, Intercontinental Hotel San Diego, Rancho Valencia Resort, Kiawah Island Resort, Bald Head Island Resort and The Founders Inn. He is currently a member of the Town Council of Warrenton, Virginia. Mr. Carter has been a member of the board of directors of the Fauquier County Chamber of Commerce, the Fauquier Hospital and Health System and the PATH Foundation. In addition, he has served as the president of the Warrenton Rotary Club and Senior Warden and School Board Treasurer for the St. James Episcopal Church in Warrenton, Virginia. Through his personal community involvement in the Town of Warrenton and Fauquier County, Virginia, and his professional experience, Mr. Carter provides the Fauquier Board with significant knowledge of Fauquier’s market base and financial management skills.

Donna D. Flory (age 60) has been a director of Fauquier and The Fauquier Bank since 2015. Ms. Flory is currently the director of human resources for QMT Windchimes, a manufacturing company based in Manassas Park, Virginia. In addition, as an independent contractor, Ms. Flory provides financial support to the Industrial Development Authority of Prince William County, Virginia. Ms. Flory served as the Vice President of the Flory Small Business Development Center, Inc. (the “Flory Center”), located in Manassas, Virginia, from 1992 to 2019 and was responsible for financial operations, human resources, payroll, employee benefits and general operations. The Flory Center was a nonprofit organization that assisted small businesses and start-up entrepreneurs in accessing capital, developing business and marketing plans, and was a resource partner with the SBA. Ms. Flory also has significant experience in hospitality management, holding various management positions with Tysons Westpark Hotel and Ramada Inn from 1982 to 1989. Ms. Flory serves her community through leadership roles in the American Red Cross, Rotary International, March of Dimes and Bugles Across America. She is a Past President of Habitat for Humanity of Prince William County, and the cities of Manassas and Manassas Park, Virginia. Through her business and community involvement, Ms. Flory brings to the Fauquier Board a diverse range of professional skills and relationships.

Randolph D. Frostick (age 64) has been a director of Fauquier and The Fauquier Bank since 2009. He is an attorney and a shareholder of Vanderpool, Frostick and Nishanian, P.C., a law firm located in Manassas, Virginia, which focuses primarily on civil litigation, business, employment, real estate transactions, financing, land use and development. Mr. Frostick joined the firm in 1987. In addition to practicing law, Mr. Frostick is actively involved in real estate development and commercial leasing in Manassas, Virginia. Mr. Frostick brings to the Fauquier Board insightful knowledge of Fauquier’s market base, and valuable business expertise.

Jay B. Keyser (age 63) has been a director of Fauquier and The Fauquier Bank since 2009. Since January 2015, he has served as the chief executive of the William A. Hazel Family Office. He is also the manager of various real estate ventures and trustee of multiple trusts relating to the Hazel family. He currently serves on the board and was the chief executive officer of William A. Hazel, Inc., a site construction company headquartered in Chantilly, Virginia, from June 2008 to December 2014.    Mr. Keyser had served for 25 years in various capacities, including chief financial officer, of this construction entity. He has served as board trustee for Highland School, located in Warrenton, Virginia.    He received his Certified Public Accountant certification in 1982 and is a member of the American Institute of Certified Public Accountants and the Virginia Society of CPAs. Mr. Keyser brings vast business and financial management knowledge and experience to the Fauquier Board.

Randolph T. Minter (age 61) has been a director of Fauquier and The Fauquier Bank since 1996. Mr. Minter has been president and owner of Moser Funeral Home, Inc. since 1986, having worked prior to that time in various positions at the funeral home since 1980. He also has owned and operated Bright View Cemetery, Inc. in Fauquier County, Virginia since 1990. Through his involvement and leadership positions with a variety of business and community organizations, Mr. Minter brings to the Fauquier Board a vast knowledge of Fauquier’s community market base, and its business related issues.

Brian S. Montgomery (age 68) has been a director of Fauquier and The Fauquier Bank since 1990. Mr. Montgomery has been owner and president of Warrenton Foreign Car, Inc. located in Warrenton, Virginia, since 1972 and is the owner and manager of various commercial real estate properties located in Warrenton, Virginia. Mr. Montgomery brings extensive knowledge of the financial services industry to the Fauquier Board, with a specialty in insurance through his tenure on the board of Loudoun Mutual Insurance Company, where he has been a director since 1999.

P. Kurtis Rodgers (age 53) has been a director of Fauquier and The Fauquier Bank since 2007. Mr. Rodgers is president and chief executive officer of S.W. Rodgers Co., Inc., a heavy highway site contractor headquartered in Gainesville, Virginia that operates throughout Virginia. Prior to his appointment as president in 1998, Mr. Rodgers served in multiple capacities within S.W. Rodgers Co., Inc. since its establishment in 1980. He is the past president of the Heavy Construction Contractors Association (a Virginia association) and has served on advisory panels for the James Madison University College of Business and the George Mason University Prince William Campus. Mr. Rodgers brings valuable business management expertise and knowledge to the Fauquier Board.

Sterling T. Strange, III (age 59) has been a director of Fauquier and The Fauquier Bank since 2007. Mr. Strange is president and chief executive officer of The Solution Design Group, Inc., an information technology software firm to the public sector and higher education industries, located in Warrenton, Virginia and Orlando, Florida. Prior to founding The Solution Design Group, Inc. in 2004, Mr. Strange was president and founder of Decision Support Technologies, Inc., a transportation software company that provided solutions and services to over 100 airports and seaports worldwide. Mr. Strange has served in senior management positions in both private and public companies for over 30 years. He provides valuable entrepreneurial experience and financial management expertise to the Fauquier Board.

Board Independence. A majority of Fauquier’s directors are “independent directors” as defined by the listing standards of the Nasdaq Stock Market LLC and the Fauquier Board has determined that these independent directors have no relationships with Fauquier that would interfere with the exercise of their independent judgment in carrying out the responsibilities of a director. The independent directors are Messrs. Adams, Carter, Frostick, Keyser, Minter, Montgomery, Rodgers, Strange and Ms. Flory. In determining the independence of the directors, the Fauquier Board considered that Vanderpool, Frostick and Nishanian, P.C., a law firm of which Mr. Frostick is a partner and shareholder, has been engaged by The Fauquier Bank for legal services. During 2019, the firm was paid $39,242 for its services. After considering this relationship, the Fauquier Board concluded that Mr. Frostick is independent.

Compensation of Directors.

Retainer and Meeting Fees. Each non-employee director of Fauquier received an annual retainer of $5,000 for Fauquier board service during 2019. Non-employee directors of The Fauquier Bank received an annual retainer of $3,000 for The Fauquier Bank board service during 2019. The chairman received a retainer from Fauquier of $27,500 during 2019, but did not receive a retainer from The Fauquier Bank. Annual retainers are pro-rated at one half for any director who does not serve after an annual meeting of shareholders. For 2019, all board meetings were joint meetings of Fauquier and The Fauquier Bank, and the fee paid to non-employee directors was $800 per meeting. Non-employee directors of Fauquier and The Fauquier Bank received committee fees of $300 for each committee meeting attended. Committee chairmen for the audit, compensation and benefits, and enterprise risk management committees received $800 for each committee meeting they chaired. Committee chairmen for the governance and nominating committees received $400 for each committee meeting they chaired. The chairman of the Fauquier Board receives a committee fee only if he chairs the committee.

Equity Compensation. During 2019, Fauquier granted restricted stock to non-employee directors under the Fauquier Bankshares, Inc. Amended and Restated Stock Incentive Plan, which was approved by shareholders at Fauquier’s 2019 annual meeting. The number of shares of restricted stock granted to each director was calculated by dividing $10,000 by the closing price of Fauquier’s common stock on the day prior to the day the compensation and benefits committee made the grant determination.

Fauquier’s compensation and benefits committee believes that granting restricted stock as part of director compensation better aligns the directors’ and shareholders’ long-term interest in Fauquier in a way that cannot be accomplished through cash compensation, and increases director ownership of Fauquier shares in an appropriate manner. On February 21, 2019, 461 shares of restricted stock were awarded to each non-employee director continuing in office after the 2019 annual meeting. The shares automatically vested on such date but are subject to transferability restrictions that lapse on the third anniversary of the grant date.

The following table provides compensation information for the year ended December 31, 2019 for each non-employee director. Mr. Bogan is an employee director and does not receive separate compensation for serving on the Fauquier Board.

Name	Fees Earned or Paid in Cash (1)	Stock Awards (2)	Total
John B. Adams, Jr.	$36,600	$9,999	$46,599
Kevin T. Carter	$21,500	$9,999	$31,499
Donna D. Flory	$23,300	$9,999	$33,299
Randolph D. Frostick	$25,100	$9,999	$35,099
Jay B. Keyser	$26,800	$9,999	$36,799
Randolph T. Minter	$26,400	$9,999	$36,399
Brian S. Montgomery	$26,900	$9,999	$36,899
P. Kurtis Rodgers	$26,300	$9,999	$36,299
Sterling T. Strange, III	$22,700	$9,999	$32,699

(1)	Because each Fauquier director also serves on The Fauquier Bank’s board of directors, the amounts reported in this table reflect compensation for board service paid by Fauquier and The Fauquier Bank.
(2)

Reflects the grant date fair value of the restricted stock award granted to each non-employee director on February 21, 2019 under Fauquier’s stock incentive plan calculated in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the restricted stock awards are set forth in Note 12, Share-Based Compensation, in Fauquier’s audited financial statements for the fiscal year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.

Compensation Committee Interlocks and Insider Participation. None of the members of Fauquier’s compensation and benefits committee will be or will have been an officer or employee of Fauquier or any of its subsidiaries. In addition, none of Fauquier’s executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of Fauquier’s directors or on its compensation and benefits committee.

Executive Officers of Fauquier

The individuals listed below are referred to throughout this joint proxy statement/prospectus as the “executive officers” of Fauquier.

Marc J. Bogan (age 54) has served as president of Fauquier and The Fauquier Bank since February 2016 and became chief executive officer of Fauquier and The Fauquier Bank effective March 2016. Mr. Bogan has over 30 years of experience in the financial services industry. He served as president and chief operating officer of New Dominion Bank in Charlotte, North Carolina, from June 2011 until February 2016, when he joined Fauquier. Mr. Bogan was executive vice president, chief operating officer and chief retail officer for Ameris Bank, a four-state community bank based in Georgia, from 2008 to 2011, and was coastal regional executive – Eastern South Carolina for Ameris Bank from 2006 to 2008. Prior to joining Ameris Bank in 2006, Mr. Bogan held several senior management positions with Bank of America and South Carolina Bank and Trust.

Christine E. Headly (age 65) has served as executive vice president and chief financial officer of Fauquier and The Fauquier Bank since September 2016. Ms. Headly was senior vice president and controller of The Fauquier Bank from May 2013 to September 2016, and previously served as a vice president and controller from 2007 to May 2013. Ms. Headly joined The Fauquier Bank in 1999.

Chip S. Register (age 64) has served as Executive Vice President and Chief Operating Officer of Fauquier and The Fauquier Bank since January 2020. Mr. Register was Senior Vice President, Chief Administrative Officer and Chief Information Officer of The Fauquier Bank from June 2016 to January 2020, and previously served as Chief Information Officer of The Fauquier Bank beginning in 2008.

Executive Compensation

The following describes the compensation of Marc J. Bogan, president and chief executive officer of Fauquier, who will be appointed president and chief executive officer of Virginia National Bank effective as of the effective time of the merger.

Base Salary. Based on the evaluation of his performance against his individual performance plan and the review of Fauquier’s overall performance in 2018 and 2019, Fauquier’s compensation and benefits committee recommended, and the independent members of the Fauquier Board approved, a base salary for Mr. Bogan of $327,500 for 2019 and $332,500 for 2020, respectively.

Management Incentive Plan. Fauquier’s practice is to award incentive compensation based on satisfactory completion of pre-determined performance objectives. Cash incentive awards to senior management are made pursuant to Fauquier’s management incentive plan, which is designed to reward the achievement of company-wide performance through the tying of awards to selected performance measures. The compensation and benefits committee approves the performance goals and award payouts and has the discretion to increase or decrease cash awards earned under the management incentive plan.

The Committee reviewed Fauquier’s strategic objectives for 2019 and chose award factors relative to meeting certain primary objectives. The performance goal objectives for Fauquier’s named executive officers, including Mr. Bogan, were based on the following measures of Fauquier’s 2019 performance: net income, efficiency ratio, noninterest and fee income, loan growth, deposit growth, nonperforming assets, and CAMELS rating. Performance criteria, which Fauquier considers confidential strategic information, is not publicly disclosed for competitive reasons. Performance goals were scaled in order for a recipient to receive part of an award in the event a portion of the targeted goals were achieved.

The annual target award opportunity for each named executive officer is a percentage of the midpoint of his or her established position salary range as determined by the compensation and benefits committee. The 2019 annual target award opportunity for Mr. Bogan was 40% of such midpoint. Based on the results of the pre-determined goals, each officer earned approximately 93% of the target award opportunity, or $124,216 for Mr. Bogan.

Stock Incentive Plan. Fauquier believes that ownership of its common stock will motivate officers for the successful conduct of its business, and will better align their interests with the interests of Fauquier’s shareholders. Fauquier’s stock incentive plan was adopted by the Fauquier Board on February 21, 2019 and approved by its shareholders on May 21, 2019 at its annual meeting.

Under the stock incentive plan, incentive and non-statutory stock options, restricted stock, restricted stock units and other stock-based awards may be granted to employees and directors. The plan makes available up to 350,000 shares for issuance to participants under the plan. No more than 200,000 shares may be issued in connection with any type of award other than stock appreciation rights or incentive stock options.

The stock incentive plan is administered by Fauquier’s compensation and benefits committee, which identifies the employees to be granted options, restricted stock awards, restricted stock units or other stock-based awards, whether such options will be incentive or non-statutory options, the number of shares subject to each option or award, whether such options may be exercised by delivering other shares of common stock, and when such options or awards vest.

Fauquier has granted equity awards under the stock incentive plan, and historically those awards have been made in the forms of restricted stock and restricted stock units. The compensation and benefits committee believes that restricted stock and restricted stock units are generally more effective than stock options when aligning the interests of the executives with those of Fauquier’s shareholders. The overall target award opportunity is defined as a percentage of base salary, divided equally between awards of restricted stock that have a time-based vesting component and restricted stock units that have a performance-based vesting component. The restricted stock awards vest according to a three-year cliff, becoming fully vested after three full years of continued employment. The restricted stock unit awards are earned at the end of a three-year performance period depending on the average of Fauquier’s past three years’ actual return on average equity performance relative to the defined SNL National Peer Group’s average over the three-year period. Each performance-based restricted stock unit award agreement allows the award to be issued in stock at 50% of the value of the award and in cash at 50% of the value of the award, to allow for applicable taxes withheld by the participants. The shares and cash relating to the performance-based restricted stock units awarded in 2019 will be provided to Fauquier’s named executive officers based on the performance requirements at December 31, 2021.

The 2019 annual target award opportunity for Mr. Bogan was 35% of base salary. The value of time-based restricted stock and performance-based restricted stock units awarded totaled $114,610 for Mr. Bogan for 2019. The grants of time-based restricted stock and performance-based restricted stock units were made on February 21, 2019 under Fauquier’s stock incentive plan.

401(k) Savings Plan. To encourage saving for retirement and as a retention tool, The Fauquier Bank maintains a defined contribution 401(k) savings plan covering employees on the first day of hire who are at least 18 years of age and work at least 20 hours per week. Under the plan, participants may contribute an amount up to the Internal Revenue Service maximum amount of their covered compensation for the year. Eligible participants receive a 3% employer contribution that is 100% vested. In addition, eligible participants receive a 100% match on the first 6% of compensation deferred.

Supplemental Executive Retirement Plan. In 2005, Fauquier adopted a supplemental executive retirement plan for executives to provide consistent retirement benefits as a percent of final compensation for individuals whose retirement compensation under any qualified retirement plan sponsored by Fauquier or The Fauquier Bank is limited by maximums imposed on these plans by law. Mr. Bogan was eligible to participate in the supplemental executive retirement during 2019. Subject to certain specified forfeiture events (termination of employment for cause, pre-change in control competition, or unauthorized disclosure of confidential information), an eligible employee will have a vested and non-forfeitable right in supplemental retirement benefits under the plan upon the first of the following events to occur while being an active participant in the plan: (i) the participant meets the age and service requirements for early retirement under the plan (60 years of age with 10 years of vesting service); (ii) the participant reaches normal retirement date (65 years of age); (iii) the participant retires on a disability retirement date (first day of the month following the date participant retires as a result of a disability); or (iv) a change in control of Fauquier or The Fauquier Bank.

Supplemental retirement benefits are payable under the plan for 180 months (15 years), with the amount payable reduced actuarially in the event payment begins before the participant reaches the normal retirement date. If the participant dies before receiving monthly payments for 180 months, the remaining monthly benefits will be paid to the participant’s beneficiary until the plan has made a total of 180 monthly payments. In addition, the plan provides a pre-retirement death benefit payable for 15 years to the participant’s beneficiary, with the amount payable reduced actuarially in the event payment begins before the participant reaches the normal retirement date.

On September 21, 2016, Fauquier entered into a participation agreement with Mr. Bogan relating to the plan. As of the date of this joint proxy statement/prospectus, Mr. Bogan has not met the vesting requirements for the plan. Based on contribution rates and plan provisions and assumptions in effect on January 1, 2019, with retirement at age 65, the estimated monthly retirement benefit for Mr. Bogan under the plan is $3,427.

Employment Agreement. On June 6, 2016, Fauquier entered into an employment agreement with Mr. Bogan effective February 18, 2016 with an initial term until December 31, 2019. The Fauquier Board determined that an employment agreement with Mr. Bogan was appropriate because it clarifies the terms of his employment and ensures Fauquier and The Fauquier Bank are protected by non-competition, non-solicitation and confidentiality provisions in the event Mr. Bogan ceases employment. In addition, the Fauquier Board believes an employment agreement is necessary to attract and retain a qualified chief executive officer. Beginning December 31, 2017 and on each December 31st thereafter, the term of the employment agreement is automatically extended for an additional year so as to terminate three years from each renewal date, unless Fauquier notifies Mr. Bogan in writing prior to the renewal date.

Under the agreement, Mr. Bogan serves as the chief executive officer of Fauquier and The Fauquier Bank at an annual base salary of not less than $310,000 per year. The base salary may be increased or decreased in the sole discretion of the compensation and benefits committee or the Fauquier Board, but not below the minimum amount of $310,000. The agreement also provides that Mr. Bogan is eligible to participate in Fauquier’s short and long-term incentive plans, with targeted performance levels for Fauquier to be established by the compensation and benefits committee or the Fauquier Board. Any incentive-based compensation or award to which Mr. Bogan is entitled is subject to clawback by Fauquier as required by applicable federal law. The agreement further provides that Mr. Bogan is eligible to participate in any employee benefit plans that are provided for executive management, including group medical, disability and life insurance, paid time off and retirement.

The agreement provides that Mr. Bogan will be entitled to receive certain severance payments in the event of a termination of employment under certain circumstances. If Fauquier terminates Mr. Bogan’s employment without “cause” or Mr. Bogan terminates his employment with “good reason” (as such terms are defined in the agreement), in a non-change in control context, he will receive (i) any earned but unpaid incentive bonus with respect to any completed calendar year immediately preceding the date of termination, (ii) the product of the annual cash bonus paid or payable, including by reason or deferral, for the most recently completed year and a fraction, the numerator of which is the number of days in the current year through the date of termination and the denominator of which is 365, and (iii) base salary in effect on the date of termination for a period of 24 months from the date of termination. In addition, if he elects coverage under COBRA, Mr. Bogan will be entitled to a reimbursement of the difference between the monthly COBRA premium amount paid by Mr. Bogan for him and his eligible dependents and the monthly premium paid by Fauquier for similarly situated active employees, provided that such benefits will not extend beyond the 18-month period permitted by COBRA.

If Mr. Bogan’s employment ends due to death prior to a “change in control” of Fauquier (as such term is defined in the agreement), Fauquier will continue to pay his base salary for three months following the month of his death to his designated beneficiary. If Mr. Bogan’s employment ends due to his termination by Fauquier for cause, or if he resigns his position without good reason or, prior to a change in control of Fauquier, he is terminated as a result of his incapacity, he would not be entitled to any additional compensation, bonus or benefits under the agreement.

If Mr. Bogan’s employment is terminated by him for good reason or by Fauquier on account of its failure to renew the agreement or without cause (other than on account of his death or incapacity), in each case within 36 months following a change in control of Fauquier, he is entitled to receive the following payments and benefits, provided he signs a release in favor of Fauquier: (i) the sum of (a) any accrued but unpaid base salary, unreimbursed expenses and such employee benefits (including equity compensation) to which he is entitled, (b) the amount, if any, of any earned but unpaid incentive or bonus compensation with respect to any completed calendar year immediately preceding the date of termination, (c) the product of the annual cash bonus paid or payable for the most recently completed year and a fraction, the numerator of which is the number of days in the current year through the date of termination and the denominator of which is 365, and (d) any benefits or awards (including cash and stock components) which pursuant to the terms of any plans, policies or programs have been earned or become payable, but which have not been paid; (ii) a lump sum payment amount equal to 2.99 times the total of (a) his base salary in effect at the date of termination plus (b) the highest annual cash bonus paid or payable for the two most recently completed years; and (iii) reimbursement of the difference between the monthly COBRA premium amount paid by Mr. Bogan for him and his eligible dependents and the monthly premium paid by Fauquier for similarly situated active employees, provided that such benefits will not extend beyond the 18-month period permitted by COBRA.

Under the agreement, Mr. Bogan is subject to two-year noncompetition restriction and a two-year nonsolicitation restriction following the termination of his employment for any reason.

Mr. Bogan has entered into an employment agreement with Virginia National that will be effective at the closing of the merger that will supersede and replace his existing employment agreement with Fauquier. See “The Merger – Interests of Fauquier Directors and Officers in the Merger.”

Summary Compensation Table

The following table sets forth, for the periods indicated, certain information concerning Mr. Bogan’s compensation from Fauquier.

Name and Principal Position	Year	Salary	Stock Awards (1)	Non-Equity Incentive Plan Compensation (2)	Nonqualified Deferred Compensation Earnings (3)	All Other Compensation (4)	Total
Marc J. Bogan	2019	$327,500	$114,610	$124,216	$162,331	$33,277	$761,934
President and Chief Executive Officer	2018	$318,797	$111,558	$148,898	$88,928	$40,665	$708,846

(1)

The amounts in this column represent the grant date fair value of equity awards in the year granted, in accordance with FASB ASC Topic 718. For 2019, the awards included time-based restricted stock and performance-based restricted stock units. Performance-based awards in the above table assume the probable outcome of performance conditions is equal to the target potential value of the awards. The assumptions made in the valuation of the stock awards are set forth in Note 12 to Fauquier’s audited financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.

(2)	The amounts in this column represent the amounts of cash incentive compensation earned for the years indicated.
(3)

The amounts in this column reflect the actuarial increase in the present value of the accumulated benefit under Fauquier’s supplemental executive retirement plan determined using factors consistent with those used in Fauquier’s audited financial statements.

(4)

The amounts in this column consist of personal use of a company car, club dues reimbursements, a 401(k) plan company match, a 401(k) plan employer contribution, and cumulative dividends received on restricted stock.

Outstanding Equity Awards at Fiscal Year-End 2019

The following table provides certain information on unexercised options and restricted stock held by Mr. Bogan as of December 31, 2019.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested (1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (1)
Marc J. Bogan	2,642	(2)	$56,116	2,642	(3)	$56,116
	2,598	(4)	$55,182	2,598	(5)	$55,182
	3,100	(6)	$65,844	3,100	(7)	$65,844

(1)	The amounts in this column represent the number of shares of restricted stock held multiplied by the closing price of Fauquier’s common stock of $21.24 per share on December 31, 2019.
(2)	These shares of restricted stock were awarded on February 21, 2019 under Fauquier’s stock incentive plan and vest in full on the third anniversary of the grant date.
(3)

These restricted stock units were awarded on February 21, 2019 under Fauquier’s stock incentive plan and will be earned on December 31, 2021 contingent on actual performance of predefined measures. Each restricted stock unit is equivalent to one share of Fauquier’s common stock.

(4)	These shares of restricted stock were awarded on February 15, 2018 under Fauquier’s stock incentive plan and vest in full on the third anniversary of the grant date.
(5)

These restricted stock units were awarded on February 15, 2018 under Fauquier’s stock incentive plan and will be earned on December 31, 2020 contingent on actual performance of predefined measures. Each restricted stock unit is equivalent to one share of Fauquier’s common stock.

(6)	These shares of restricted stock were awarded on February 15, 2017 under Fauquier’s stock incentive plan and vest in full on the third anniversary of the grant date.
(7)

These restricted stock units were awarded on February 15, 2017 under Fauquier’s stock incentive plan and will be earned on December 31, 2020 contingent on actual performance of predefined measures. Each restricted stock unit is equivalent to one share of Fauquier’s common stock.

FAUQUIER’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following presents Fauquier’s management’s discussion and analysis of Fauquier’s consolidated financial condition and the results of Fauquier’s operations. This discussion should be read in conjunction with Fauquier’s consolidated financial statements and the notes thereto appearing elsewhere in this joint proxy statement/prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause results to differ materially from management’s expectations. Fauquier assumes no obligation to update any of these forward-looking statements, except to the extent required by law.

Critical Accounting Policies

General

Fauquier’s financial statements are prepared in accordance with GAAP. The financial information contained within Fauquier’s statements is, to a significant extent, based on measures of the financial effects of transactions and events that have already occurred. A variety of factors, including judgements made related to the effect of the COVID-19 pandemic, could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. Fauquier uses historical loss factors as one factor in determining the inherent loss that may be present in its loan portfolio. Actual losses could differ significantly from the historical factors that Fauquier uses in its estimates. In addition, GAAP itself may change from one previously acceptable accounting method to another method. Although the economics of Fauquier’s transactions would be the same, the timing of the recognition of Fauquier’s transactions could change.

Allowance for Loan Losses

Fauquier establishes the allowance for loan losses through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance when it is believed that the collection of the principal is unlikely. Subsequent recoveries of losses previously charged against the allowance are credited to the allowance. The allowance represents an amount that, in management’s judgment, will be adequate to absorb probable losses inherent in the loan portfolio. Determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as trends in delinquencies and charge-offs for relevant periods of time, changes in the nature and volume of the loan portfolio, current economic conditions that may affect a borrower’s ability to repay and the value of collateral, overall portfolio quality and review of specific potential losses. This evaluation is inherently subjective because it requires estimates that are susceptible to significant revision as more information becomes available. Refer to Note 1 “Nature of Banking Activities and Significant Accounting Policies” and Note 3 “Loans and Allowance for Loan Losses” of the notes to Fauquier’s consolidated financial statements for the year ended December 31, 2019 and quarter ended September 30, 2020, respectively, contained herein for additional information related to the allowance for loan losses.

Fauquier employs an independent outsourced loan review function, which annually substantiates and/or adjusts internally generated risk ratings. This independent review function reports directly to the audit committee of the Fauquier Board, and the results of this review are factored into the calculation of the allowance for loan losses.

Other-Than-Temporary Impairment (“OTTI”) for Securities

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (i) Fauquier intends to sell the security or (ii) it is more likely than not that Fauquier will be required to sell the security before recovery of its amortized cost basis. If, however, Fauquier does not intend to sell the security, and it is not more likely than not that Fauquier will be required to sell the security before recovery, Fauquier must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no OTTI. If there is a credit loss, OTTI exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income. For equity securities, impairment is considered to be other-than-temporary based on Fauquier’s ability and intent to hold the investment until recovery of fair value. OTTI of an equity security results in a write-down that must be included in net income. Fauquier regularly reviews each investment security for OTTI based on criteria that includes the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the best estimate of the present value of cash flows expected to be collected from debt securities, the intention with regard to holding the security to maturity and the likelihood that Fauquier would be required to sell the security before recovery.

Impact of COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic because of the global spread of the virus. In response to the outbreak, federal, state and local authorities in the U.S. introduced various measures to try to limit or slow the spread of COVID-19, including travel restrictions, nonessential business closures, stay-at-home orders and strict social distancing. To the extent the economic impacts of COVID-19 continue for a prolonged period and conditions stagnate or worsen, Fauquier’s provision for loan losses, net interest income and overall profitability may be adversely affected.

Business Continuity. Fauquier remains committed to adhering to health and safety-related requirements and best practices across all locations by taking proactive and disciplined steps to promote the safety and overall wellbeing of its employees, clients, shareholders and communities. Fauquier’s Enterprise Risk Management framework, which is governed by its board of directors, Fauquier’s Business Continuity Plan and The Fauquier Bank’s Incident Response Plan remain integral parts of monitoring day-to-day business activities. Fauquier has not furloughed, nor does it expect to furlough, any employees. Fauquier continues to closely monitor business activities and has or will adjust accordingly as the health and safety of all constituents is its priority.

Paycheck Protection Program. On March 27, 2020, the CARES Act was enacted to, among other things, provide emergency assistance to individuals, families and businesses affected by COVID-19. The CARES Act included the creation of the PPP through the SBA. Loans provided by The Fauquier Bank through the PPP may be forgiven based on borrowers’ compliance with the terms of the PPP. The SBA provides a 100% guaranty to the lender of principal and interest, unless the lender violates an obligation under the agreement. As loan losses are expected to be immaterial, if any at all, due to the SBA’s guaranty, there is no provision allocated for PPP loans within the allowance for loan loss calculation. Fauquier disbursed $53.1 million in PPP loans to 549 borrowers through September 30, 2020. No loans were forgiven during the three and nine months ended September 30, 2020, however as of October 26, 2020, approximately $600,000 of PPP loans have been forgiven.

The following table summarizes the details of Fauquier’s PPP loans:

(Dollars in thousands)	Three Months Ended September 30, 2020	Nine Months Ended September 30, 2020
PPP loans originated	$324	$53,082
Average PPP loans outstanding	$54,725	$30,876
PPP average loan size	$46	$97
PPP interest income, net	$330	$500
PPP weighted average processing fee	5.00%	4.00%
Average yield on PPP loans	2.34%	3.43%

Short-term Loan Modifications. In response to COVID-19 and under applicable provisions of the CARES Act, Fauquier established a short-term loan modification program that allowed the deferral of scheduled payments for a 90-day period beginning in April 2020. Modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief were not considered TDRs. Borrowers were considered current when their loans were less than 30 days past due on their contractual payments at the time the modification was entered. Fauquier modified 194 loans totaling $92.8 million under this initial payment deferral program. As of September 30, 2020, 94% of these deferments have ended and have returned to their normal payment schedules, while subsequent deferments totaling $5.5 million have been granted to 7 borrowers, consisting of 2 commercial and industrial loans, 1 commercial real estate loan, 1 construction and land loan, and 3 residential real estate loans. These additional deferrals remained within the CARES Act and the March 2020 interagency guidance and were not considered TDRs. The following table summarizes loans modified by category at September 30, 2020 and June 30, 2020.

	September 30, 2020			June 30, 2020
(Dollars in thousands)	Balance	Loan Deferrals	Deferrals to Total Loans	Balance	Loan Deferrals	Deferrals to Total Loans
Commercial and industrial	$88,982	$36	0.01%	$87,044	$6,612	1.06%
Commercial real estate	199,773	2,575	0.40%	187,004	67,789	10.89%
Construction and land	72,465	1,546	0.24%	73,701	2,676	0.43%
Consumer	6,264	—	—	6,428	147	0.02%
Student	7,333	—	—	7,832	—	—
Residential real estate	232,524	1,353	0.21%	227,917	15,591	2.50%
Home equity lines of credit	30,762	—	—	32,734	—	—

Total	$638,103	$5,510	0.86%	$622,660	$92,815	14.91%

Borrowers whose industries are expected to be stressed by COVID-19 include, but are not limited to, religious organizations, hospitality, childcare and restaurants. The following table summarizes these industries as they relate to Fauquier’s loan portfolio at September 30, 2020 and June 30, 2020:

(Dollars in thousands)	September 30, 2020
Loan Category	Balance	Percent of Total Loans
Religious Organizations	$25,842	4.05%
Hospitality	14,532	2.28%
Childcare	14,632	2.29%
Restaurants	12,296	1.93%

	$67,302	10.55%

Refer to Note 3 “Loans and Allowance for Loan Losses” of the notes to Fauquier’s consolidated financial statements for the nine-month period ended September 30, 2020 included elsewhere in this joint proxy statement/prospectus for additional information related to TDRs as of September 30, 2020.

Net Interest Income. While net interest income has been significantly impacted by the lower interest rate environment during 2020, Fauquier’s interest income benefited from PPP loans and related processing fees. PPP loans carry a fixed rate of 1.0% with a two-year contractual maturity. For the three and nine months ended September 30, 2020, PPP loans contributed approximately $322,000 and $483,000, respectively, to Fauquier’s net interest income, with the average yield of 2.34% and 3.43% for the three and nine months ended September 30, 2020 and 2019, respectively. At September 30, 2020, Fauquier collected $2.1 million in processing fees, of which $1.8 million remained unearned.

Comparison of Financial Condition at September 30, 2020 and December 31, 2019

Summary. A financial institution’s primary sources of revenue are generated by its earning assets and sales of financial assets, while its major expenses are produced by the funding of those assets with interest-bearing liabilities, provisions for loan losses and compensation to employees. Effective management of these sources and uses of funds is essential in attaining a financial institution’s maximum profitability while maintaining an acceptable level of risk.

Summary Balance Sheet
			Increase (Decrease)
(Dollars in thousands)	September 30, 2020	December 31, 2019	Amount	Percent
Total cash and cash equivalents	$73,673	$46,341	$27,332	58.98%
Securities available for sale, at fair value	84,590	79,783	4,807	6.03%
Total loans	638,103	550,226	87,877	15.97%
Allowance for loan losses	6,701	5,227	1,474	28.20%
Total assets	840,286	722,171	118,115	16.36%
Total deposits	739,834	622,155	117,679	18.91%
Federal Home Loan Bank advances	12,629	16,695	(4,066)	(24.35)%
Total shareholders’ equity	72,207	67,122	5,085	7.58%

Growth in total assets at September 30, 2020 was primarily attributable to the influx of PPP loans during the period and the increase in excess cash held at the Federal Reserve. Excess cash held at the Federal Reserve is primarily the result of core deposit growth in personal checking, savings and money market accounts.

The increase in total loans at September 30, 2020 was primarily attributable to the influx of PPP loans during the period. PPP loans totaled $53.1 million at September 30, 2020. As noted in the below table, the commercial and industrial loan segment contributed significantly to net loan growth during the period, which is primarily from PPP loans, while commercial real estate loans and residential real estate loans also contributed to the overall growth in the portfolio. Overall loan growth, excluding PPP loans, was in line with Fauquier’s expectations of moderate loan growth as a result of COVID-19 and the related decline in economic conditions in Fauquier’s market areas.

Summary of Loans by Segment
			Increase (Decrease)
(Dollars in thousands)	September 30, 2020	December 31, 2019	Amount
Commercial and industrial	$88,982	$27,404	$61,578
Commercial real estate	199,773	181,898	17,875
Construction and land	72,465	65,231	7,234
Consumer	6,264	5,958	306
Student	7,333	8,151	(818)
Residential real estate	232,524	225,316	7,208
Home equity lines of credit	30,762	36,268	(5,506)

Total	$638,103	$550,226	$87,877

Certain industry sectors will be more negatively impacted by the economic effects of COVID-19 and related governmental action than others. While Fauquier believes the commercial portfolio is adequately diversified, COVID-19 could have a significant adverse impact on certain industries that Fauquier serves, including, but not limited to, religious organizations, hospitality, childcare and restaurants. Additional details related to exposures to these stressed industries are included in the above section titled “– Impact of COVID-19.”

Asset Quality. Loans that are separately identified as impaired are measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent and for which management has determined foreclosure is probable, impairment is based on the net realizable value of the collateral.

A loan is considered impaired when there is an identified weakness, which makes it probable that the collection of all principal and interest according to the contractual terms of the loan agreement will not be made. Factors involved in determining if a loan is impaired include, but are not limited to, expected future cash flows, financial condition of the borrower, and current economic conditions. Loans that are considered doubtful or loss generally qualify as impaired loans.

Nonperforming assets, in most cases, consist of nonaccrual loans, TDR loans, OREO, and loans that are greater than 90 days past due and accruing interest.

Fauquier established a short-term loan modification program allowing the deferral of scheduled payments for a 90-day period beginning in April 2020. Modifications made to borrowers on a good faith basis in response to COVID-19 who were current prior to any relief were not considered TDRs. Borrowers who were considered current were the ones whose loans were less than 30 days past due on their contractual payments at the time the modification was entered. Fauquier modified 194 loans totaling $92.8 million under this initial payment deferral program. As of September 30, 2020, 94% of these deferments ended and have returned to their normal payment schedules, while subsequent deferments totaling $5.5 million have been granted to 7 borrowers, consisting of 2 commercial and industrial loans, 1 commercial real estate loan, 1 construction and land loan, and 3 residential real estate loans. These additional deferrals remained within the CARES Act and the March 2020 interagency guidance and were not considered TDRs.

The following table sets forth certain information with respect of Fauquier’s nonperforming assets. The increase in nonperforming loans from was primarily due to one commercial real estate relationship totaling $6.2 million that was modified and is considered a performing TDR. Such modification was not related to COVID-19. Loans 90+ days past due and accruing are largely related to student loans that have a 98% guaranty by the U.S. Department of Education. Fauquier continues to monitor the performance of its entire loan portfolio for indications of stress, including identifying certain commercial loan industries that it believes are more susceptible to risks presented by the COVID-19 pandemic.

(Dollars in thousands)	September 30, 2020	December 31, 2019	September 30, 2019
Nonaccrual loans	$1,245	$989	$1,941
Restructured loans still accruing	8,389	2,471	2,518
Loans 90+ days past due and accruing	647	1,636	867

Total nonperforming loans	10,281	5,096	5,326
Other real estate owned, net	1,356	1,356	1,356

Total nonperforming assets	$11,637	$6,452	$6,682

Allowance for loan losses	$6,701	$5,227	$5,395
Allowance for loan losses to total loans	1.05%	0.95%	0.99%
Nonaccrual loans to total loans	0.20%	0.18%	0.36%
Allowance for loan losses to nonperforming loans	65.18%	102.57%	101.30%
Nonperforming loans to total loans	1.61%	0.93%	0.98%
Nonperforming assets to total assets	1.38%	0.89%	0.92%

At September 30, 2020, the allowance for loan losses was $6.7 million, or 1.05% of total loans, compared with $5.2 million, or 0.95% of total loans, at December 31, 2019 and $5.4 million, or 0.99% of total loans, on September 30, 2019. The increase in the allowance for loan losses was due primarily to the increase in qualitative factors related to COVID-19 and current economic conditions, including, but not limited to, the increased unemployment rate in the Commonwealth of Virginia. The allowance for loan losses was not impacted by PPP loans due to the 100% SBA guaranty for loans funded through the PPP.

COVID-19 may have a continued adverse effect on the credit quality of Fauquier’s loan portfolio during the remainder of 2020. Client disruption could result in increased loan delinquencies and defaults. Management believes impaired loans may also increase in the future because of the COVID-19 pandemic.

Comparison of Financial Condition at December 31, 2019 And 2018

At December 31, 2019, Fauquier had total assets of $722.2 million compared to $730.8 million at December 31, 2018. The significant components of Fauquier’s consolidated balance sheets are discussed below.

Securities. At December 31, 2019, 2018 and 2017, the carrying values of securities available for sale at fair value were:

	Available for Sale
(Dollars in thousands)	2019	2018	2017
Obligations of U.S. Government corporations and agencies	$63,941	$56,409	$52,377
Obligations of states and political subdivisions	15,842	14,580	15,255
Corporate bonds	—	895	4,139
Mutual funds	—	—	382

Total	$79,783	$71,884	$72,153

In 2018, new accounting guidance required the measurement of equity investments to be recognized at fair value through net income, with certain exceptions. Fauquier’s investment in mutual funds was considered an equity investment and therefore, was reclassified as an other asset on the consolidated balance sheets during 2018.

The following is a schedule of estimated maturities, or call date if more probable, or next rate repricing adjustment date, and related weighted average yields of securities at December 31, 2019:

	Due in one year or less		Due after One through Five years		Due after Five through Ten years		Due after Ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(Dollars in thousands)
Securities available for sale:
Obligations of U.S. Government corporations and agencies	$1,007	1.44%	$14,174	2.40%	$8,502	2.57%	$40,258	2.85%	$63,941	2.69%
Obligations of states and political subdivisions	—	—	360	4.69%	1,838	3.14%	13,644	3.15%	15,842	3.19%

Total securities	$1,007	1.44%	$14,534	2.46%	$10,340	2.67%	$53,902	3.00%	$79,783	2.78%

Excluding obligations of U.S. Government corporations and agencies, there were no securities from a single issuer exceeding 10% of shareholders’ equity as of December 31, 2019.

Loan Portfolio. Loans are made mainly to customers located within Fauquier’s primary market area. Loan pricing strategies and product offerings are continually modified in an effort to increase lending activity without sacrificing the existing credit quality standards. At December 31, 2019 and 2018, net loans were 75.46% and 74.47% of total assets, respectively, and were the largest category of Fauquier’s earning assets. Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses. Interest is computed by methods that result in level rates of return on principal. Loans are charged-off when deemed by management to be uncollectible, after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

Total loans on the balance sheet are comprised of the following portfolio segments at the dates indicated:

	At December 31,
(Dollars in thousands)	2019	2018	2017	2016	2015
Commercial and industrial loans	$27,404	$26,721	$24,413	$25,735	$23,705
Commercial real estate	181,898	187,797	176,827	165,271	160,036
Construction and land	65,231	71,409	54,162	49,777	49,855
Consumer	5,958	5,562	5,068	3,100	3,160
Student	8,151	9,158	10,677	13,006	15,518
Residential real estate	225,316	205,945	187,104	162,383	150,575
Home equity lines of credit	36,268	42,772	44,548	43,861	44,013

Total loans	$550,226	$549,364	$502,799	$463,133	$446,862

At December 31, 2019, there were no loan concentrations to commercial borrowers engaged in similar activities that exceeded 10% of total loans. Based on regulatory guidelines, The Fauquier Bank is required to monitor the commercial real estate loan portfolio for: (i) concentrations above 100% of Tier 1 capital for construction and land loans; and (ii) concentrations above 300% for permanent investor real estate loans. As of December 31, 2019, Fauquier were well below these thresholds.

The following is a schedule of maturities and sensitivities of loans subject to changes in interest rates as of December 31, 2019:

(Dollars in thousands)	Within One Year	One Year through Five Years	After Five Years	Total
Commercial and industrial	$8,365	$12,252	$6,787	$27,404
Commercial real estate	25,147	81,671	75,080	181,898
Construction and land	41,632	22,670	929	65,231

	$75,144	$116,593	$82,796	$274,533

For maturities over one year:
Floating and adjustable rate loans		$14,367	$40,405	$54,772
Fixed rate loans		102,226	42,391	144,617

		$116,593	$82,796	$199,389

Deposits. Deposits totaled $622.2 million and $635.6 million at December 31, 2019 and 2018, respectively. Interest-bearing deposits included $14.5 million of brokered certificates of deposit at December 31, 2018. There were no brokered deposits at December 31, 2019. The average daily amounts of deposits and rates paid on deposits is summarized for the periods indicated in the following table:

	Year Ended December 31,
	2019		2018		2017
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
Demand	$121,910		$117,422		$114,910
Interest-bearing:
NOW	230,081	0.45%	231,819	0.39%	233,963	0.28%
Money market	78,097	0.83%	59,400	0.52%	53,660	0.21%
Savings	87,478	0.32%	89,103	0.26%	86,806	0.13%
Time deposits	86,205	1.90%	73,717	1.37%	67,716	1.06%

Total interest-bearing deposits	481,861	0.75%	454,039	0.54%	442,145	0.36%

Total deposits	$603,771		$571,461		$557,055

The following is a schedule of maturities of time deposits in amounts of $100,000 or more at December 31, 2019:

	December 31, 2019
(Dollars in thousands)	Within Three Months	Three through Six Months	Six through Twelve Months	Over Twelve Months	Total
$100,000 to $250,000	$7,926	$3,623	$7,882	$6,782	$26,213
Over $250,000	4,003	—	3,322	6,118	13,443

Total	$11,929	$3,623	$11,204	$12,900	$39,656

Borrowings. Amounts and weighted average rates for long-and short-term borrowings as of December 31, 2019, 2018 and 2017 were as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
(Dollars in thousands)	Amount	Rate	Amount	Rate	Amount	Rate
FHLB advances	$16,695	2.21%	$23,780	2.66%	$7,860	2.54%

At December 31, 2019, the weighted average life of FHLB advances was approximately 3.05 years.

In 2019, Fauquier sought to reduce its cost of interest-bearing liabilities by reducing the balance of its FHLB advances from $23.8 million at December 31, 2018, to $16.7 million at December 31, 2019. The reduction of FHLB advances included early repayments of $13.0 million on December 31, 2019, resulting in prepayment penalties totaling $268,000.

Comparison of Results of Operations for the Nine Months Ended September 30, 2020 and 2019

Net interest income is the largest component of net income, and is the difference between income generated on interest-earning assets and interest expense incurred on interest-bearing liabilities. Future trends regarding net interest income are dependent on the absolute level of market interest rates, the shape of the yield curve, the amount of lost income from nonperforming assets, the amount of prepaying loans, the mix and amount of various deposit types, competition for loans and deposits, and many other factors. These factors are individually difficult to predict, and when taken together, the uncertainty of future trends compounds.

Net Interest Income. Net interest income increased $103,000 or 1.66% to $6.3 million for the third quarter of 2020 from $6.2 million for the third quarter of 2019. Net interest income increased $459,000 or 2.49% to $18.9 million for the nine months ended September 30, 2020 from $18.4 million for the nine months ended September 30, 2019. The net interest margin decreased to 3.22% for the third quarter of 2020 from 3.73% for the third quarter of 2019. The net interest margin decreased to 3.48% for the nine months ended September 30, 2020 from 3.78% for the nine months ended September 30, 2019. While the average loan balances increased from $545.3 million for the third quarter of 2019 to $624.7 million for the third quarter of 2020, the tax equivalent yield decreased 80 basis points to 4.04% for the third quarter of 2020, compared with 4.84% for the third quarter of 2019. Average balances for loans were $596.8 million and $545.3 million for the nine months ended September 30, 2020 and 2019, respectively, resulting in the tax equivalent yield of 4.32% and 4.85% for the nine months ended September 30, 2020 and 2019, respectively. Total average earning assets increased primarily from organic loan growth of $24.7 million and $20.6 million for the three and nine months ended September 30, 2020, respectively, when compared to the three and nine months ended September 30, 2020 and 2019 and from the origination of PPP loans of $54.7 million and $30.9 million for the three and nine months ended September 30, 2020, respectively. This, coupled with the decrease in funding costs, contributed to the increase in net interest income. However, as a result, of the lower interest rate environment and the fixed rate of 1% on PPP loans, yields on investments and loans have declined during the three and nine months ended September 30, 2020, giving rise to a negative impact on the net interest margin. Given the current interest rate environment, net interest income and the net interest margin could decrease in future periods.

Average interest-bearing deposit balances increased from $477.7 million for the third quarter of 2019, to $542.6 million for the third quarter of 2020. Interest expense decreased $624,000 or 53.29% from $1.2 million for the third quarter of 2019 to $547,000 for the third quarter of 2020. Cost of funds decreased to 0.28% for the third quarter of 2020 from 0.70% for the third quarter of 2019. Average interest-bearing deposit balances increased to $519.0 million for the nine months ended September 30, 2020 from $478.0 million for the nine months ended September 30, 2019. Interest expense decreased $1.4 million or 40.26% from $3.4 million for the nine months ended September 30, 2019 to $2.0 million for the nine months ended September 30, 2020. Cost of funds were 0.37% and 0.70% for the nine months ended September 30, 2020 and 2019, respectively. The increase in interest-bearing deposit balances is primarily the result of organic deposit growth from new and existing personal and business clients. The decreases in the cost of funds is the result of Fauquier’s response to interest rate trends and the reduction of rates on certain interest-bearing transaction accounts, and lower funding costs on FHLB advances.

The following tables set forth information relating to Fauquier’s average balance sheet, which reflects the average yield on assets, average cost of liabilities and average yields and rates paid, for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively.

Average Balances, Income and Expense, and Average Yields and Rates

	Three Months Ended September 30, 2020			Three Months Ended September 30, 2019
(Dollars in thousands)	Average	Income/	Average	Average	Income/	Average
Assets	Balances	Expense	Rate	Balances	Expense	Rate
Loans
Taxable	$623,686	$6,348	4.05%	$543,101	$6,651	4.86%
Nonaccrual (1)	1,015	—	—	2,188	—	—

Total loans	624,701	6,348	4.04%	545,289	6,651	4.84%

Securities
Taxable	65,887	367	2.25%	61,138	412	2.72%
Tax-exempt (2)	18,143	136	2.99%	14,010	113	3.21%

Total securities	84,030	503	2.41%	75,148	525	2.81%

Deposits in other banks	72,773	19	0.10%	41,539	210	2.00%
Federal funds sold	14	—	0.06%	14	—	2.15%

Total earning assets	781,518	6,870	3.50%	661,990	7,386	4.43%

Less: Allowance for loan losses	(6,599)			(5,550)
Total nonearning assets	60,541			57,298

Total Assets	$835,460			$713,738

Liabilities and Shareholders’ Equity
Deposits
Demand	$174,312			$124,507
Interest-bearing
NOW	255,564	$79	0.12%	221,881	$233	0.42%
Money market	107,839	83	0.31%	77,193	162	0.84%
Savings	108,058	14	0.05%	87,529	72	0.33%
Time deposits	71,168	244	1.37%	91,122	463	2.01%

Total interest-bearing deposits	542,629	420	0.31%	477,725	930	0.77%

Federal funds purchased	1	—	0.70%	—	—	—
FHLB advances	30,685	78	1.01%	29,727	190	2.54%
Junior subordinated debt	4,124	49	4.64%	4,124	51	4.83%

Total interest-bearing liabilities	577,439	547	0.38%	511,576	1,171	0.91%

Other liabilities	13,514			12,313
Shareholders’ equity	70,195			65,342

Total Liabilities & Shareholders’ Equity	$835,460			$713,738

Net interest income (tax-equivalent basis)		$6,323	3.12%		$6,215	3.52%
Less: tax-equivalent adjustment		(29)			(24)

Net interest income		$6,294			$6,191

Interest expense as a percent of average earning assets			0.28%			0.70%
Net interest margin			3.22%			3.73%

(1)	Nonaccrual loans are included in the average balance of total loans and total earning assets.
(2)	Income and rates on non-taxable assets are computed on a tax-equivalent basis using a federal tax rate of 21%.

	For the Nine Months Ended September 30, 2020			For the Nine Months Ended September 30, 2019
(Dollars in thousands)	Average	Income/	Average	Average	Income/	Average
Assets	Balances	Expense	Rate	Balances	Expense	Rate
Loans
Taxable	$595,684	$19,322	4.33%	$543,248	$19,795	4.87%
Nonaccrual (1)	1,082	—	—	2,034	—	—

Total loans	596,766	19,322	4.32%	545,282	19,795	4.85%

Securities
Taxable	66,305	1,165	2.36%	59,888	1,216	2.72%
Tax-exempt (2)	16,739	388	3.04%	13,520	333	3.28%

Total securities	83,044	1,553	2.50%	73,408	1,549	2.82%

Deposits in other banks	48,324	113	0.31%	34,818	547	2.10%
Federal funds sold	14	—	0.44%	14	—	2.56%

Total earning assets	728,148	20,988	3.85%	653,522	21,891	4.48%

Less: Allowance for loan losses	(5,925)			(5,426)
Total nonearning assets	58,603			56,788

Total Assets	$780,826			$704,884

Liabilities and Shareholders’ Equity
Deposits
Demand	$151,377			$119,723
Interest-bearing
NOW	249,815	$422	0.23%	228,463	$787	0.46%
Money market	97,611	322	0.44%	73,398	451	0.82%
Savings	99,827	81	0.11%	87,720	227	0.35%
Time	71,711	841	1.56%	88,407	1,262	1.91%

Total interest-bearing deposits	518,964	1,666	0.43%	477,988	2,727	0.76%

Federal funds purchased	1	—	1.07%	660	14	2.90%
FHLB advances	24,247	225	1.23%	26,953	523	2.59%
Junior subordinated debt	4,124	148	4.77%	4,124	149	4.83%

Total interest-bearing liabilities	547,336	2,039	0.50%	509,725	3,413	0.90%

Other liabilities	10,318			12,243
Shareholders’ equity	71,795			63,193

Total Liabilities & Shareholders’ Equity	$780,826			$704,884

Net interest income (tax equivalent basis)		$18,949	3.35%		$18,478	3.58%
Less: tax equivalent adjustment		(82)			(70)

Net interest income		$18,867			$18,408

Interest expense as a percent of average earning assets			0.37%			0.70%
Net interest margin			3.48%			3.78%

(1)	Nonaccrual loans are included in the average balance of total loans and total earning assets.
(2)	Income and rates on non-taxable assets are computed on a tax-equivalent basis using a federal tax rate of 21%.

Rate/Volume Analysis. The following tables set forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate) and changes in rates (change in rate multiplied by old volume). Changes in rate and volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

	For the Three Months Ended September 30, 2020 Compared to September 30, 2019
(In thousands)	Change	Due to Volume	Due to Rate
Interest Income
Loans
Taxable	$(303)	$986	$(1,289)
Securities
Taxable	(45)	32	(77)
Tax-exempt (1)	23	34	(11)
Deposits in other banks	(191)	158	(349)

Total interest income	(516)	1,210	(1,726)

Interest Expense
NOW	(154)	35	(189)
Money market	(79)	64	(143)
Savings	(58)	17	(75)
Time deposits	(219)	(101)	(118)
FHLB advances	(112)	6	(118)
Junior subordinated debt	(2)	—	(2)

Total interest expense	(624)	21	(645)

Net interest income	$108	$1,189	$(1,081)

(1)	Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 21%.

	For the Nine Months Ended September 30, 2020 Compared to September 30, 2019
(In thousands)	Change	Due to Volume	Due to Rate
Interest Income
Loans
Taxable	$(473)	$1,910	$(2,383)
Securities
Taxable	(51)	130	(181)
Tax-exempt (1)	55	80	(25)
Deposits in other banks	(434)	212	(646)

Total interest income	(903)	2,332	(3,235)

Interest Expense
NOW	(365)	74	(439)
Money market	(129)	148	(277)
Savings	(146)	32	(178)
Time	(421)	(239)	(182)
Federal funds purchased	(14)	(14)	—
FHLB advances	(298)	(52)	(246)
Junior subordinated debt	(1)	—	(1)

Total interest expense	(1,374)	(51)	(1,323)

Net interest income	$471	$2,383	$(1,912)

(1)	Income and rates on non-taxable assets are computed on a tax equivalent basis using a federal tax rate of 21%.

Provision for Loan Losses. The provision for loan losses is charged to operations in order to maintain the allowance for loan losses at a level considered necessary to absorb probable incurred credit losses in the loan portfolio. In determining the level of the allowance for loan losses, Fauquier considers the overall risk characteristics of the loan portfolio, past and current loss experience, trends in The Fauquier Bank’s delinquent and nonperforming loans, estimated values of collateral, and the impact of current economic conditions. The amount of the allowance is based on estimates and there can be no assurances, however, that future losses will not exceed estimated amounts, or that increased amounts in the provision for loan losses will not be required in future periods as more information becomes available or events change. The allowance for loan losses is assessed on a quarterly basis and provisions for loan losses are made in order to maintain the allowance.

The full impact of COVID-19 is unknown and rapidly changing. The pandemic has caused substantial disruption in the U.S. economy. The outbreak is having a significant adverse impact on certain industries Fauquier serves, including but not limited to, religious organizations, hospitality, childcare and restaurants. Due to COVID-19 and the economic impact it could have on Fauquier’s loan portfolio, additional details about exposures to these stressed industries is included in the above section titled “– Impact of COVID-19.”

Fauquier recorded a provision for loan losses of $345,000 for the third quarter of 2020 compared with no provision for loan losses for the third quarter of 2019. The provision for loan losses was $1.6 million and $255,000 for the nine months ended September 30, 2020 and 2019, respectively. Of the provision for loan losses of $1.6 million for the nine months ended September 30, 2020, approximately $860,000 was recognized during the second quarter of 2020 due to qualitative adjustments to the loan loss reserve in light of the COVID-19 pandemic and its impact on economic and business conditions. The primary economic loss driver contributing to the increase in the provision for loan losses was the increased unemployment rate in the Commonwealth of Virginia. If economic conditions worsen, Fauquier could recognize elevated levels of provision for loan losses in future periods.

Noninterest Income. Noninterest income decreased $132,000 to $1.5 million for the third quarter of 2020 from $1.6 million for the third quarter of 2019. Noninterest income decreased $451,000 to $4.0 million for the nine months ended September 30, 2020 from $4.5 million for the nine months ended September 30, 2019.

The following summarizes noninterest income for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase (Decrease)		Nine Months Ended September 30,		Increase (Decrease)
(Dollars in thousands)	2020	2019	Amount	Percent	2020	2019	Amount	Percent
Noninterest income
Trust and estate fees	$681	$442	$239	54.07%	$1,641	$1,285	$356	27.70%
Brokerage fees	127	115	12	10.43%	393	333	60	18.02%
Service charges on deposit accounts	259	382	(123)	(32.20)%	831	1,142	(311)	(27.23)%
Interchange fee income, net	333	394	(61)	(15.48)%	900	979	(79)	(8.07)%
Bank-owned life insurance	90	92	(2)	(2.17)%	270	275	(5)	(1.82)%
Other income (loss)	(27)	188	(215)	(114.36)%	(59)	392	(451)	(115.05)%
Gain on sale/call of securities available for sale	—	—	—	—	—	79	(79)	(100.00)%
Gain (loss) on sale of mortgage loans held for sale, net	15	(3)	18	(600.00)%	60	2	58	2900.00%

Total noninterest income	$1,478	$1,610	$(132)	(8.20)%	$4,036	$4,487	$(451)	(10.05)%

The primary changes in noninterest income were:

•	Trust, estate and brokerage fee income increased due to the overall increase in assets under management from $443.7 million at September 30, 2019 to $493.2 million at September 30, 2020.

•

Service charges on deposit accounts continue to decline primarily as a result of the lower volume of fees generated from nonsufficient fund (“NSF”) charges. Net NSF charges were $184,000 and $320,000 for the three months ended September 30, 2020 and 2019, respectively. Net NSF charges were $623,000 and $960,000 for the nine months ended September 30, 2020 and 2019, respectively.

•

Changes in other income (loss) was primarily the result of several factors. Automated teller machine (“ATM”) surcharge income decreased $23,000 and $60,000 for the three and nine months ended September 30, 2020, respectively, when compared to the three and nine months ended September 30, 2019, due to Fauquier outsourcing this activity. Losses on the disposal of these ATMs totaled $177,000 during the first quarter of 2020. Partnership income of $214,000 from The Fauquier Bank’s ownership interest in Bankers Insurance, LLC was received in the first quarter of 2020, which was offset, in part, by pass-through losses from The Fauquier Bank’s investment in qualified affordable housing projects of $89,000 and $317,000 for the three and nine months ended September 30, 2020, respectively, compared with pass-through losses of $47,000 and $191,000 for the three and nine months ended September 30, 2019, respectively.

Noninterest Expense. Noninterest expense increased $251,000 to $5.7 million for the third quarter of 2020 from $5.4 million for the third quarter of 2019. Noninterest expense decreased $480,000 to $16.2 million for the nine months ended September 30, 2020 from $16.6 million for the nine months ended September 30, 2019.

The following summarizes noninterest expense for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Increase (Decrease)		Nine Months Ended September 30,		Increase (Decrease)
(Dollars in thousands)	2020	2019	Amount	Percent	2020	2019	Amount	Percent
Noninterest Expenses
Salaries and benefits	$3,076	$3,035	$41	1.35%	$8,463	$8,968	$(505)	(5.63)%
Occupancy	586	561	25	4.46%	1,829	1,781	48	2.70%
Furniture and equipment	196	269	(73)	(27.14)%	577	827	(250)	(30.23)%
Marketing and business development	114	129	(15)	(11.63)%	329	487	(158)	(32.44)%
Legal, audit and consulting	301	270	31	11.48%	875	801	74	9.24%
Data processing	338	353	(15)	(4.25)%	1,074	1,031	43	4.17%
Federal Deposit Insurance Corporation assessment	95	—	95	—	260	187	73	39.04%
Merger expenses	43	—	43	—	43	—	43	—
Other operating expenses	921	802	119	14.84%	2,713	2,561	152	5.94%

Total noninterest expenses	$5,670	$5,419	$251	4.63%	$16,163	$16,643	$(480)	(2.88)%

The primary changes in noninterest expense were:

•

Furniture and equipment expenses decreased primarily due to a decrease in depreciation and maintenance from ATMs, as noted above in noninterest income, that were removed due to The Fauquier Bank’s outsourcing of this activity. Depreciation expense for furniture and equipment was $28,000 and $86,000 for the three and nine months ended September 30, 2020, respectively, compared with $83,000 and $273,000 for the three and nine months ended September 30, 2019, respectively.

•

Marketing expenses decreased $17,000 and $103,000 for the three and nine months ended September 30, 2020, respectively, when compared with the three and nine months ended September 30, 2019, primarily due to timing differences in marketing campaigns. Business development activities decreased $28,000 and $46,000 for the three and nine months ended September 30, 2020, respectively, when compared to the three and nine months ended September 30, 2019, as a result of the COVID-19 pandemic.

•

FDIC assessment increased as a result of the Small Bank Assessment Credit of $162,000 that was received in 2019. This credit was the portion of The Fauquier Bank’s assessment that contributed to the growth in the Deposit Insurance Fund reserve ratio from 1.15% to 1.35%.

•

Merger expenses are related to the Merger with Virginia National, announced on October 1, 2020. Fauquier expects to continue to incur merger expenses until the Merger with Virginia National is completed, which is currently expected to occur during the first half of 2021.

Income Tax Expense. Income tax expense was $210,000 and $330,000 for the third quarter of 2020 and 2019, respectively, resulting in an effective tax rate of 11.95% and 13.85%, respectively. Income tax expense was $613,000 and $749,000 for the nine months ended September 30, 2020 and 2019, respectively, resulting in an effective tax rate of 11.94% and 12.49%, respectively. Income tax expense and the effective tax rate differed from the statutory federal income tax rate of 21% primarily due to The Fauquier Bank’s investment in tax-exempt securities, income from bank-owned life insurance, and community development tax credits.

Comparison of Results of Operations for the Years Ended December 31, 2019, 2018 and 2017

Net Interest Income. Net interest income increased to $24.7 million for the year ended December 31, 2019 from $23.5 million for the same period of 2018. The net interest margin was 3.74% for the year ended December 31, 2019 compared to 3.81% for the same period in 2018.

Interest income increased as the result of an overall increase in average earning assets from $619.1 million in 2018 to $660.8 million in 2019, a direct result of management’s emphasis on growing the loan and securities portfolios. The increase of 10 basis points in the average yield on assets from 4.33% in 2018 to 4.43% in 2019 was primarily the result of:

•

Average loans increased $27.2 million from $517.7 million in 2018 to $544.9 million in 2019. The tax-equivalent yield on loans increased to 4.84% in 2019 compared to 4.69% in 2018. Together, interest and fee income from loans increased $2.1 million for 2019 compared with 2018.

•

Average securities increased $184,000 from $74.6 million in 2018 to $74.8 million in 2019. The tax-equivalent yield on investments remained unchanged at 2.81% in 2019 compared to 2018. Tax-equivalent interest and dividend income on securities decreased $11,000 from 2018 to 2019.

Total interest expense increased $1.3 million from $3.2 million in 2018 to $4.5 million in 2019, resulting in the average rate on total interest-bearing liabilities increasing from 0.67% in 2018 to 0.88% in 2019, due primarily to the following:

•

Average interest-bearing deposits increased $27.8 million from $454.0 million in 2018 to $481.9 million in 2019. The average rate paid on interest-bearing deposits increased from 0.54% in 2018 to 0.75% in 2019. This resulted in an increase in interest paid on deposits of $1.1 million from $2.4 million in 2018 to $3.6 million in 2019.

•	Average FHLB advances increased $4.3 million from $23.3 million in 2018 to $27.6 million in 2019. Interest expense on FHLB advances increased $171,000 from $541,000 in 2018 to $712,000 in 2019.

Net interest income increased to $23.5 million for the year ended December 31, 2018 from $21.3 million for the same period of 2017. The net interest margin was 3.81% for the year ended December 31, 2018 compared to 3.66% for the same period in 2017.

Interest income increased as the result of an overall increase in average earning assets from $587.7 million in 2017 to $619.1 million in 2018, a direct result of management’s emphasis on growing the loan and securities portfolios and the increase in the interest rate environment during 2018 and 2017. The increase of 33 bp in the average yield on assets from 4.00% in 2017 to 4.33% in 2018 was primarily the result of:

•

Average loans increased $46.2 million from $471.5 million in 2017 to $517.7 million in 2018. The tax-equivalent yield on loans increased to 4.69% in 2018 compared to 4.49% in 2017. Together, interest and fee income from loans increased $3.1 million for 2018 compared with 2017.

•

Average securities increased $11.0 million from $63.6 million in 2017 to $74.6 million in 2018. The tax-equivalent yield on investments decreased from 2.86% in 2017 to 2.81% in 2018. Tax-equivalent interest and dividend income on securities increased $276,000 from 2017 to 2018.

Total interest expense increased $1.2 million from $2.0 million in 2017 to $3.2 million in 2018, resulting in the average rate on total interest-bearing liabilities increasing from 0.45% in 2017 to 0.67% in 2018, due primarily to the following:

•

Average interest-bearing deposits increased $11.9 million from $442.1 million in 2017 to $454.0 million in 2018. The average rate paid on interest-bearing deposits increased from 0.36% in 2017 to 0.54% in 2018. This resulted in an increase in interest paid on deposits of $848,000 from $1.6 million in 2017 to $2.4 million in 2018.

•	Average FHLB advances increased $13.5 million from $9.8 million in 2017 to $23.3 million in 2018. Interest expense on FHLB advances increased $292,000 from $249,000 in 2017 to $541,000 in 2018.

The following table sets forth, on a tax-equivalent basis, information relating to Fauquier’s average balance sheet and reflects the average yield on assets and average cost of liabilities for the years ended December 31, 2019, 2018 and 2017 and the average yields and rates paid for the periods indicated. These yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

	December 31, 2019			December 31, 2018			December 31, 2017
(Dollars in thousands) Assets	Average Balances	Income Expense	Average Rate	Average Balances	Income/ Expense	Average Rate	Average Balances	Income/ Expense	Average Rate
Loans
Taxable	$543,111	$26,398	4.86%	$514,958	$24,291	4.72%	$466,513	$21,075	4.52%
Tax-exempt (1)	—	—	—		—	—	2,068	108	5.24%
Nonaccrual (2)	1.834	—	—	2,770	—	—	2,953	—	—

Total loans	544,945	26,398	4.84%	517,728	24,291	4,69%	471,534	21,183	4.49%

Securities
Taxable	60,847	1,631	2.71%	60,560	1,622	2.68%	51,824	1,303	2.52%
Tax-exempt (1)	13,956	454	3.25%	14,059	474	3.37%	11,799	517	4.38%

Total securities	74,803	2,085	2.81%	74,619	2,096	2.81%	63,623	1,820	2.86%

Deposits in other banks	41,077	782	1.90%	26,777	410	1.53%	52,532	529	1.01%
Federal funds sold	14	—	2.31%	14	—	1.59%	9	—	0.94%

Total earning assets	660,839	29,265	4.43%	619,138	26,797	4.33%	587,698	23,532	4.00%

Less: Allowance for loan losses	(5,429)			(5,317)			(4,534)
Total nonearning assets	$57,000			$50,848			$50,643

Total Assets	$712,410			$664,669			$633,807

Liabilities and Shareholders’ Equity
Deposits
Demand	$121,910			$117,422			$114,910
Interest-bearing
NOW	230,081	$1,028	0.45%	231,819	$893	0.39%	233,963	$655	0.28%
Money market	78,097	645	0.83%	59,400	310	0.52%	53,660	112	0.21%
Savings	87,478	281	0.32%	89,103	235	0.26%	86,806	115	0.13%
Time deposits	86,205	1,641	1.90%	73,717	1,009	1.37%	67,716	717	1.06%

Total interest-bearing deposits	481,861	3,595	0.75%	454,039	2,447	0.54%	442,145	1,599	0.36%

Federal funds purchased	494	14	2.90%	2,044	46	2.26%	111	2	1.41%
FHLB advances	27,611	712	2.58%	23,315	541	2.32%	9,829	249	2.54%
Junior subordinated debt	4,124	199	4.83%	4,124	199	4.83%	4,124	199	4.83%

Total interest-bearing liabilities	514,090	4,520	0.88%	483,522	3,233	0.67%	456,209	2,049	0.45%

Other liabilities	12,331			6,088			6,467
Shareholders’ equity	64,079			57,637			56,221
Total Liabilities and Shareholders’ Equity	$712,410			$664,669			$633,807

Net interest income (tax-equivalent basis)		$24,745	3.55%		$23,564	3.66%		$21,483	3.55%
Less: tax equivalent adjustment		95			99			212

Net interest income		$24,650			$23,465			$21,271

Interest expenses as a percent of average earning assets			0.68%			0.52%			0.35%
Net interest margin			3.74%			3.81%			3.66%

(1)	Income and rates on nontaxable assets are computed on a tax-equivalent basis using a federal tax rate of 21% for 2019 and 2018 and 34% for 2017.
(2)	Nonaccrual loans are included in the average balance of total loans and total earning assets.

Rate/Volume Analysis. The following table sets forth certain information regarding changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate); and changes in rates (change in rate multiplied by old volume). Changes in rate and volume, which cannot be separately identified, are allocated proportionately between changes in rate and changes in volume.

	2019 Compared to 2018			2018 Compared to 2017
(In thousands)	Change	Due to Volume	Due to Rate	Change	Due to Volume	Due to Rate
Interest Income
Loans
Taxable	$2,107	$1,328	$779	$3,216	$2,189	$1,027
Tax-exempt (1)	—	—	—	(108)	(108)	—
Securities
Taxable	9	7	2	319	220	99
Tax-exempt (1)	(20)	(3)	(17)	(43)	99	(142)
Deposits in other banks	372	219	153	(119)	(259)	140

Total interest income	2,468	1,551	917	3,265	2,141	1,124

Interest Expense
NOW	135	(7)	142	238	(6)	244
Money market	335	98	237	198	12	186
Savings	46	(4)	50	120	3	117
Time deposits	632	171	461	292	65	227
Federal funds purchased	(32)	(35)	3	44	35	9
FHLB advances	171	99	72	292	341	(49)

Total interest expense	1,287	322	965	1,184	450	734

Net interest income	$1,181	$1,229	$(48)	$2,081	$1,691	$390

(1)	Income and rates on nontaxable assets are computed on a tax-equivalent basis using a federal tax rate of 21% for 2019 and 2018 and 34% for 2017.

Noninterest Income. Total noninterest income decreased $100,000 from $6.1 million in 2018 to $6.0 million in 2019. Total noninterest income increased $606,000 from $5.5 million in 2017 to $6.1 million in 2018. The following were the primary components of noninterest income:

		December 31,		Increase (Decrease) 2019 vs. 2018		Increase (Decrease) 2018 vs. 2017
(Dollars in thousands)	2019	2018	2017	Amount	Percent	Amount	Percent
Noninterest Income
Trust and estate fees	$1,743	$1,542	$1,528	$201	13.0%	$14	0.9%
Brokerage fees	453	180	170	273	151.7%	10	5.9%
Service charges on deposit accounts	1,522	1,706	1,926	(184)	(10.8)%	(220)	(11.4)%
Interchange fee income, net	1,305	1,252	1,299	53	4.2%	(47)	(3.6)%
Bank-owned life insurance	366	361	362	5	1.4%	(1)	(0.3)%
Gain on sale/call of securities available for sale, net	79	838	—	(759)	(90.6)%	838	—
Gain on sale of mortgage loans held for sale, net	69	37	10	32	86.5%	27	270.0%
Other income	437	158	173	279	176.6%	(15)	(8.7)%

Total noninterest income	$5,974	$6,074	$5,468	$(100)	(1.6)%	$606	11.1%

The primary changes in noninterest income from 2018 to 2019 were:

•

Trust, estate and brokerage fees increased as a result of increased brokerage production and increased assets under management. Assets under management were $455.0 million at December 31, 2019 compared to $325.5 million at December 31, 2018.

•	Service charges on deposit accounts continued to decline due to customer behavior and increased mobile banking usage.

•	Net interchange fee income remained relatively unchanged.

•

During 2019, the net gain on the sale of securities available for sale was the result of Fauquier’s portfolio reallocation to align with its investment goals. During 2018, the gain on calls of securities available for sale was the result of two calls of trust preferred securities that went to auction and were settled at their par value.

•

The net gain on mortgage loans held for sale increased as a result of increased loans sold on the secondary market. Loans originated for sale on the secondary market were $5.4 million in 2019 compared to $2.0 million in 2018.

•

Other income increased as a result of decreased net losses on partnerships, gains from the sale of property, income received from the sale of an equity ownership interest and income received from contract negotiations with a new broker/dealer which is recognized over the life of the contract.

The primary changes in noninterest income from 2017 to 2018 were:

•	Trust and estate income remained relatively unchanged.

•	Service charges on deposit accounts decreased due to customer behavior, improved economic conditions and increased mobile banking usage.

•	Net interchange fee income remained relatively unchanged.

•	Gain on call of securities available for sale was the result of two corporate bonds that went to auction and were settled at their par value of $4.0 million.

•

The net gain on mortgage loans held for sale increased as a result of increased sales on the secondary market. Loans originated for sale on the secondary market were $2.0 million in 2018 compared to $440,000 in 2017.

Noninterest Expense. Total noninterest expense increased $303,000 from $22.2 million in 2018 to $22.5 million in 2019.    Total noninterest expense increased $1.3 million from $20.8 million in 2017 to $22.2 million in 2018. The following were the primary components of noninterest expense:

	December 31,			Increase (Decrease) 2019 vs. 2018		Increase (Decrease) 2018 vs. 2017
(Dollars in thousands)	2019	2018	2017	Amount	Percent	Amount	Percent
Noninterest Expenses
Salaries and benefits	$12,084	$12,108	$11,083	$(24)	(0.2)%	$1,025	9.2%
Occupancy	2,352	2,331	2,320	21	0.9%	11	0.5%
Furniture and equipment	1,050	1,012	1,154	38	3.8%	(142)	(12.3)%
Marketing and business development	648	610	476	38	6.2%	134	28.2%
Legal, audit and consulting	1,054	1,015	1,058	39	3.8%	(43)	(4.1)%
Data processing	1,381	1,292	1,254	89	6.9%	38	3.0%
Federal Deposit Insurance Corporation assessment	190	369	312	(179)	(48.5)%	57	18.3%
Prepayment penalty on early debt extinguishment	268	—	—	268	—	—	—
Other operating expenses	3,427	3,414	3,187	13	0.4%	227	7.1%

	$22,454	$22,151	$20,844	$303	1.4%	$1,307	6.3%

The primary changes in noninterest expense from 2018 to 2019 were:

•	While Fauquier’s personnel expenses was its largest noninterest expense, total salary and benefit expenses remained relatively flat.

•	Occupancy, furniture and equipment expenses remained relatively unchanged.

•	Marketing and business development expenses increased slightly as a result of advertising campaigns, business development opportunities and community support.

•	Consulting expense, which includes legal and auditing fees, remained relatively unchanged.

•	Data processing expense increased in 2019 compared to 2018 due to management’s focus on technology, data integrity, growth in accounts and transactions and information security.

•

FDIC deposit insurance assessment decreased in 2019 compared to 2018 as a result of the Small Bank Assessment Credit. This credit is the portion of Fauquier’s assessment that contributed to the growth in the Deposit Insurance Fund reserve ratio from 1.15% to 1.35%.

•	Fauquier incurred prepayment penalties on the early extinguishment of $13.0 million of FHLB advances in 2019 compared to 2018.

•	Other operating expenses remained relatively unchanged.

The primary changes in noninterest expense from 2017 to 2018 were:

•	Salary and benefit expenses increased primarily from normal salary increases, incentive compensation and production-based commissions.

•	Net occupancy expense remained relatively unchanged, while furniture and equipment expense decreased as a result of continued expense monitoring.

•	Marketing and business development expenses increased as a result of continued business development and support for the communities in its market area.

•	Consulting expense, which includes legal and auditing fees, remained relatively unchanged.

•	Data processing expense remained relatively unchanged.

•	FDIC deposit insurance assessment remained relatively unchanged.

•	Other operating expenses increased primarily from increased education and training of its employees, state franchise taxes, telecom and managed service agreement.

Income Tax Expense. Income tax expense for 2019 was $1.0 million, resulting in an effective tax rate of 12.8%, compared with $746,000, or 10.8%, in 2018 and $2.9 million, or 53.56%, in 2017. The effective tax rate differs from the federal statutory rate due to Fauquier Bank’s investment in tax-exempt securities, income from bank-owned life insurance and community development tax credits. Community development tax credits were $552,000, $504,000, and $422,000 for 2019, 2018 and 2017, respectively.

Income tax expense for 2017 included the effect of the Tax Cuts and Jobs Act of 2017 (the “Tax Act”), which lowered the federal corporate income tax rate to 21% from the maximum rate prior to the passage of the Tax Act of 35%, effective January 1, 2018. As a result, Fauquier recognized a $1.7 million reduction in the value of its net deferred tax asset and recorded a corresponding incremental income tax expense of $1.7 million in Fauquier’s consolidated results of operations for 2017.

Asset Quality. The following table sets forth certain information with respect to Fauquier nonperforming assets at the dates indicated:

	At December 31,
(Dollars in thousands)	2019	2018	2017	2016	2015
Nonaccrual loans	$989	$1,993	$3,180	$3,523	$1,849
TDR loans still accruing	2,471	3,361	4,182	5,305	5,495
Loans 90+ days past due and accruing	1,636	1,227	1,665	2,859	2,814

Total nonperforming loans	5,096	6,581	9,027	11,687	10,158
OREO, net	1,356	1,356	1,356	1,356	1,356

Total nonperforming assets	$6,452	$7,937	$10,383	$13,043	$11,514

Allowance for loan losses to total loans	0.95%	0.94%	1.00%	1.00%	0.90%
Nonaccrual loans to total loans	0.18%	0.36%	0.60%	0.80%	0.40%
Allowance for loan losses to nonperforming loans	102.57%	78.65%	56.40%	38.70%	41.30%
Nonperforming loans to total loans	0.93%	1.20%	1.80%	2.50%	2.30%
Nonperforming assets to total assets	0.89%	1.09%	1.60%	2.10%	1.90%

Nonperforming assets totaled $6.5 million or 0.89% of total assets at December 31, 2019 and $7.9 million or 1.09% of total assets at December 31, 2018. The ratio of allowance for loan losses as a percentage of nonperforming loans was 102.57% and 78.65% at December 31, 2019 and 2018, respectively. Factors contributing to these changes were:

•

Nonaccrual loans were $1.0 million and $2.0 million at December 31, 2019 and 2018, respectively. The decline in nonaccrual loans during 2019 was the result of loan pay-offs in the commercial and industrial, residential real estate and home equity line of credit portfolios.

•	OREO remained unchanged at $1.4 million, consisting of one 47-acre tract of undeveloped property.

•

Loans greater than 90 or more days past due and still accruing interest totaled $1.6 million and $1.2 million at December 31, 2019 and 2018, respectively. Included are $1.2 million in student loans at December 31, 2019 and 2018 that were greater than 90 days past due and still accruing interest. Student loans that are past due continue to accrue interest due to the 98% guaranteed by the U.S. Department of Education.

•

There were five loans in the portfolio totaling $2.5 million that were identified as TDRs at December 31, 2019 compared to six loans at $3.4 million at December 31, 2018. No loans were modified and identified as TDRs during 2019 and 2018. At December 31, 2019, all TDRs were current and performing in accordance with the modified terms.

Analysis of Loan Loss Experience. The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb credit losses inherent in the loan portfolio. Management periodically evaluates the collectability of the loan portfolio, credit concentrations, trends in historical loan loss experience, impaired loans, and current economic conditions in determining the adequacy of the allowance. The allowance is increased by the provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries. Because of uncertainties inherent in the estimation process, management’s estimate of credit losses inherent in the loan portfolio and the related allowance remains subject to change. Additions to the allowance, recorded as the provision for loan losses on Fauquier’s statements of operations, are made, as needed, to maintain the allowance at an appropriate level based on management’s analysis. The amount of the provision is a function of the level of loans outstanding, the level and nature of impaired and nonperforming loans, historical loan loss experience, the amount of loan losses actually charged-off or recovered during a given period and current national and local economic conditions. There can be no assurances, however, that future losses will not exceed estimated amounts, or that increased amounts of provisions for loan losses will not be required in future periods.

The allowance for loan losses was $5.2 million or 0.95% of total loans at December 31, 2019 compared to $5.2 million or 0.94% of total loans at December 31, 2018. The provision for loan losses was $346,000 and $507,000 for the years ended December 31, 2019 and 2018, respectively. Management believes that adequate loan loss reserves existed as of December 31, 2019.

Impaired loans were $3.6 million and $7.7 million at December 31, 2019 and 2018, respectively. Reserves allocated to impaired loans were $229,000 and $403,000 at December 31, 2019 and 2018, respectively. There are no loans, other than those disclosed above as either nonperforming or impaired, where information known about the borrower has caused management to have serious doubts about the borrower’s ability to repay.

The following table summarizes The Fauquier Bank’s loan loss experience for the periods indicated:

	Years ended December 31,
(Dollars in thousands)	2019	2018	2017	2016	2015
Allowance for loan losses, January 1,	$5,176	$5,094	$4,525	$4,193	$5,391

Charged-off loans:
Commercial and industrial	328	106	19	226	8,525
Commercial real estate	—	47	476	380	568
Construction and land	—	312	—	—	17
Consumer	50	14	114	46	10
Student	13	24	31	36	50
Residential real estate	—	200	51	36	167
Home equity lines of credit	—	80	—	—	50

Total loans charged-off	391	783	691	724	9,387

Recoveries
Commercial and industrial	2	35	154	1,527	102
Commercial real estate	80	70	575	24	—
Construction and land	—	—	—	—	—
Consumer	14	4	2	10	14
Student	—	—	—	—	—
Residential real estate	—	248	6	—	52
Home equity lines of credit	—	1	3	3	21

Total loan recoveries	96	358	740	1,564	189

Net charge-offs (recoveries)	295	425	(49)	(840)	9,198
Provision for (recovery of) loan losses	346	507	520	(508)	8,000

Allowance for loan losses, December 31,	$5,227	$5,176	$5,094	$4,525	$4,193

Ratio of net charge-offs (recoveries) to average loans	0.05%	0.08%	(0.01)%	(0.19)%	2.04%

The following table allocates the allowance for loan losses to each loan portfolio segment. The allowance has been allocated according to the amount deemed to be reasonably necessary to provide for the possibility of losses being incurred, although the entire allowance balance is available to absorb any actual charge-offs that may occur.

	At December 31,
	2019		2018		2017		2016		2015
	Allowance for Loan Losses	Percentage of Total Loans	Allowance for Loan Losses	Percentage of Total Loans	Allowance for Loan Losses	Percentage\ of Total Loans	Allowance for Loan Losses	Percentage of Total Loans	Allowance for Loan Losses	Percentage of Total Loans
(Dollars in thousands)
Commercial and industrial	$296	4.98%	$483	4.86%	$518	4.90%	$561	5.50%	$526	5.30%
Commercial real estate	1,788	33.06%	1,738	34.18%	1,609	35.20%	1,569	35.70%	1,162	35.80%
Construction and land	652	11.86%	635	13.00%	879	10.70%	661	10.70%	924	11.20%
Consumer	154	1.08%	145	1.01%	105	1.00%	21	0.70%	13	0.70%
Student	65	1.48%	68	1.67%	72	2.10%	76	2.80%	117	3.40%
Residential real estate	1,596	40.95%	1,311	37.49%	1,174	37.20%	943	35.10%	886	33.70%
Home equity lines of credit	326	6.59%	446	7.79%	387	8.90%	307	9.50%	356	9.90%
Unallocated	350	—	350	—	350	—	387	—	209	—

	$5,227	100.00%	$5,176	100.00%	$5,094	100.00%	$4,525	100.00%	$4,193	100.00%

Analysis of Financial Condition

Liquidity. Liquidity management involves meeting the present and future financial obligations of Fauquier with the sale or maturity of assets or with the occurrence of additional liabilities. Liquidity needs are met with cash on hand, deposits in other banks, federal funds sold and unencumbered securities classified as available for sale. At December 31, 2019, liquid assets totaled $108.3 million, or 15.00% of total assets and 16.53% of total liabilities. At September 30, 2020, liquid assets totaled $140.3 million, or 16.7% of total assets and 18.3% of total liabilities.

Securities provide a constant source of liquidity through paydowns and maturities. Fauquier maintains short-term borrowing arrangements, namely federal funds lines of credit, with larger financial institutions as an additional source of liquidity. The Fauquier Bank’s membership with the FHLB also provides a source of borrowings with numerous rate and term structures.

Fauquier believes that there could be potential stresses on liquidity management as a direct result of the COVID-19 pandemic. As clients manage their own liquidity stress, Fauquier could experience an increase in the utilization of existing lines of credit. The Federal Reserve and FHLB have established lending facilities that allow banks to obtain funding specifically for loans made under the PPP, and will allow banks to retain existing sources of liquidity for traditional operations. The Fauquier Bank did not choose to participate in these lending facilities during the nine months ended September 30, 2020. Additionally, on March 15, 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced reserve requirements for insured depository institutions to 0.00%, which further increased The Fauquier Bank’s available liquidity.

Management monitors the liquidity position regularly and attempts to maintain a position that utilizes available funds most efficiently. As a result, management believes that Fauquier maintains overall liquidity sufficient to satisfy its depositors’ requirements and meet the credit needs of its clients’, particularly during this period of uncertain economic conditions related to the COVID-19 pandemic. Management continues to closely monitor Fauquier’s liquidity as these conditions change.

Capital. Shareholders’ equity totaled $72.2 million at September 30, 2020 compared to and $67.1 million at December 31, 2019 and $60.0 million at December 31, 2018.

One of management’s strategic objectives is to continue to increase Fauquier’s shareholders’ return on equity while maintaining a strong capital base. Fauquier and The Fauquier Bank are subject to various capital requirements administered by bank regulatory agencies. Failure to meet minimum capital requirements can trigger certain mandatory and discretionary actions by regulators that could have a direct material effect on Fauquier’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, The Fauquier Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. In addition to the regulatory risk-based capital, The Fauquier Bank must maintain a capital conservation buffer of additional total capital and common equity tier 1 capital as required by the Basel III capital framework as adopted by the Federal Reserve and the FDIC. The phase-in of the capital conservation buffer requirement began on January 1, 2016, at 0.625% of risk-weighted assets, increasing by the same amount each year until it was fully implemented at 2.5% on January 1, 2019. Under the small bank holding company policy statement of the Federal Reserve, which applies to certain bank holding companies with consolidated total assets of less than $3 billion, Fauquier is not subject to regulatory capital requirements at the bank holding company level.

As a result of recent legislation, the federal banking agencies developed the CBLR for financial institutions with assets of less than $10.0 billion. A qualifying community bank that exceeds this ratio will be deemed to be in compliance with all other capital and leverage requirements, including the capital requirements to be considered “well capitalized” under prompt corrective action statutes. The federal banking agencies may consider a financial institution’s risk profile when evaluating whether it qualifies as a community bank for purposes of the capital ratio requirement. The federal banking agencies must set the minimum capital for the new CBLR at not less than 8% and not more than 10%. Beginning in the second quarter 2020 and until the end of the year, a banking organization that has a leverage ratio of 8% or greater and meets certain other criteria may elect to use the CBLR framework. Qualified community banks have until January 1, 2022 before the CBLR requirement is re-established at greater than 9%. Pursuant to the CARES Act and related interim final rules, the CBLR will be 8% for the remainder of calendar year 2020, 8.5% for calendar year 2021, and 9% thereafter. A financial institution can elect to be subject to this new definition, and opt-out of this new definition, at any time. Management did not elect to be subject to the CBLR at September 30, 2020.

Management believes that The Fauquier Bank satisfied all capital adequacy requirements to which it was subject as of September 30, 2020, December 31, 2019 and 2018 and was considered “well capitalized” as defined by the regulatory authorities. The following table provides information on the regulatory capital ratios for The Fauquier Bank at September 30, 2020 and December 31, 2019 and 2018.

(Dollars in thousands)	September 30, 2020	December 31, 2019	December 31, 2018
Tier 1 Capital:
Common equity	$75,542	$70,312	$63,410
Unrealized (gain) loss on securities available for sale, net	(3,442)	(1,294)	848
Unrealized benefit obligation for supplemental retirement plans	(155)	(155)	(139)

Total Common equity tier 1 capital	71,945	68,863	64,119
Tier 2 Capital:
Allowable allowance for loan losses	6,701	5,227	5,176

Total Capital:	$78,646	$74,090	$69,295

Risk-Weighted Assets:	$577,026	$547,202	$539,180

Regulatory Capital Ratios:
Leverage Ratio	8.67%	9.40%	9.39%
Common Equity Tier 1 Capital Ratio	12.47%	12.58%	11.89%
Tier 1 Capital Ratio	12.47%	12.58%	11.89%
Total Capital Ratio	13.63%	13.54%	12.85%

Off-Balance Sheet Arrangements

Fauquier’s off-balance sheet arrangements consist of interest rate swap agreements, commitments to extend credit and letters of credit. Refer to Note 15 “Financial Instruments with Off-Balance Sheet Risk” and Note 16 “Derivative Instruments and Hedging Activities” of the notes to Fauquier’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus for further discussion on the specific arrangements and elements of credit and interest rate risk inherent to the arrangements during 2019. These arrangements increased the degree of both credit and interest rate risk beyond that which was recognized through the financial assets and liabilities on the consolidated balance sheets. There were no material changes to these off-balance sheet arrangements from December 31, 2019 to September 30, 2020.

Impact of Inflation on Changing Prices

Fauquier’s consolidated financial statements and the accompanying notes presented elsewhere in this document have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time and due to inflation. Unlike most industrial companies, virtually all the assets and liabilities of Fauquier and The Fauquier Bank are monetary in nature. The impact of inflation is reflected in the increased cost of operations. As a result, interest rates have a greater impact on Fauquier’s performance than inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Recent Accounting Pronouncements

Recent accounting pronouncements affecting Fauquier for the year ended December 31, 2019 are described in Note 1 “Nature of Banking Activities and Significant Accounting Policies-Recent Significant Accounting Pronouncements” of the notes to Fauquier’s consolidated financial statements for the year ended December 31, 2019 included elsewhere in this joint proxy statement/prospectus.    Recent accounting pronouncements affecting Fauquier for the quarter ended September 30, 2020 are described in Note 1 “General” of the notes to Fauquier’s consolidated financial statements for the nine-month period ended September 30, 2020 contained elsewhere in this joint proxy statement/prospectus.

DESCRIPTION OF VIRGINIA NATIONAL CAPITAL STOCK

The following description of the material terms of Virginia National’s capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, its articles of incorporation and its bylaws. Copies of the full text of Virginia National’s articles of incorporation and bylaws are exhibits to the registration statement that contains this joint proxy statement/prospectus. See “Additional Information” beginning on page i.

General

The authorized capital stock of Virginia National consists of (i) 10,000,000 shares of common stock, par value $2.50 per share, and (ii) 2,000,000 shares of preferred stock, par value $2.50 per share. As of the record date of the Virginia National special meeting, [●], 20[●], there were [●] shares of common stock issued and outstanding held by approximately [●] holders of record and no shares of preferred stock issued and outstanding. As of [●], 20[●], there were options outstanding to purchase [●] shares of Virginia National common stock and [●] shares subject to unvested restricted stock awards, all granted under Virginia National’s equity compensation plans.

Common Stock

General. Each share of Virginia National common stock has the same relative rights as, and is identical in all respects to, each other share of its common stock. Virginia National’s common stock is traded on the OTC Markets Group’s OTCQX marketplace under the symbol “VABK.” The transfer agent for Virginia National’s common stock is American Stock Transfer and Trust Company, at 6201 15th Avenue, Brooklyn, New York 11209.

Voting Rights. Each holder of Virginia National common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. The holders of shares of common stock do not possess cumulative voting rights in the election of directors. Any issuance by Virginia National of preferred stock with voting rights may affect the voting rights of the holders of Virginia National common stock.

Dividends. Holders of Virginia National common stock will be entitled to receive and share equally in such dividends as the board of directors of Virginia National may declare out of funds legally available for such payments. If Virginia National issues preferred stock, holders of such stock may have a priority over holders of common stock with respect to the payment of dividends. Virginia National’s ability to pay dividends is limited by restrictions imposed by the VSCA on Virginia corporations. In general, dividends paid by a Virginia corporation may be paid only if, after giving effect to the distribution, (i) the corporation is still able to pay its debts as they become due in the usual course of business, or (ii) the corporation’s total assets are greater than or equal to the sum of its total liabilities plus (unless the corporation’s articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights, upon the dissolution, of shareholders whose preferential rights are superior to those receiving the distribution. In addition, as a bank holding company, Virginia National’s ability to pay dividends is limited by applicable policies of the Federal Reserve.

The ability of Virginia National to pay dividends on its capital stock is also dependent on the dividends it may receive from Virginia National Bank. The ability of Virginia National Bank to pay dividends on its capital stock is restricted by applicable federal laws and regulations governing national banks. Although Virginia National is not subject to these restrictions as a Virginia corporation, such restrictions will indirectly affect Virginia National in the same manner because dividends received from Virginia National Bank are Virginia National’s primary source of funds for the payment of dividends to its shareholders.

Liquidation Rights. In the event of a liquidation or dissolution of Virginia National, holders of Virginia National common stock will be entitled to receive, after payment or provision for payment of all debts and liabilities of Virginia National, all assets of Virginia National available for distribution. If Virginia National issues preferred stock, holders of preferred stock may have a senior interest over holders of common stock in such a distribution.

No Preemptive Rights; Redemption and Assessment. Holders of shares of Virginia National common stock do not have preemptive rights to subscribe for additional shares of Virginia National securities.

Preferred Stock

Virginia National’s articles of incorporation permit it to issue up to 2,000,000 shares of preferred stock in one or more series. Virginia National’s board of directors is authorized to fix the number and designation of shares, rate of dividends, redemption terms (including purchase and sinking fund provisions), conversion rights, liquidation amounts, voting rights, and any other lawful rights, preferences and limitations of each such series. Preferred stock issued by Virginia National may rank prior to Virginia National common stock as to dividend rights, liquidation preferences, or both, may have full or limited voting rights (including multiple voting rights and voting rights as a class), and may be convertible into shares of Virginia National common stock.

The creation and issuance of any class or series of preferred stock, and the relative rights, designations and preferences of such class or series, if and when established, will depend upon, among other things, the future capital needs of Virginia National, then existing market conditions and other factors that, in the judgment of the Virginia National Board, might warrant the issuance of preferred stock.

Directors

Virginia National’s board of directors is not divided into classes and directors serve one-year terms. Virginia National’s bylaws state that there must be at least five and no more than 25 individuals serving on the Virginia National Board, the exact number to be fixed and determined from time to time by resolution of a majority of the full board of directors. Subject to the rights of the holders of any series of preferred stock then outstanding, any director of Virginia National may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares entitled to vote on such matter.

Antitakeover Provisions of Virginia National’s Articles of Incorporation and Bylaws, and Virginia Law

General. Virginia National’s articles of incorporation and bylaws and Virginia law contain provisions that may have the effect of discouraging, delaying, or preventing a change of control of Virginia National by means of a tender offer, a proxy fight, open market purchases of shares of its common stock, or otherwise in a transaction not approved by the Virginia National Board. These provisions are designed to reduce, or have the effect of reducing, Virginia National’s vulnerability to coercive takeover practices and inadequate takeover bids. However, the existence of these provisions could prevent Virginia National shareholders from receiving a premium over the then prevailing market price of Virginia National common stock or a transaction that may otherwise be in the best interest of Virginia National shareholders. In addition, these provisions make it more difficult for Virginia National shareholders, should they choose to do so, to remove the Virginia National Board or Virginia National’s management.

Virginia National’s Articles of Incorporation and Bylaws

Preferred Stock. Virginia National’s articles of incorporation authorize the Virginia National Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the preferences, rights, and other terms of such series. See “– Preferred Stock.” Under this authority, the Virginia National Board could create and issue a series of preferred stock with rights, preferences, or restrictions that have the effect of discriminating against an existing or prospective holder of Virginia National’s capital stock as a result of such holder beneficially owning or commencing a tender offer for a substantial amount of Virginia National common stock. One of the effects of authorized but unissued and unreserved shares of preferred stock may be to render it more difficult for, or to discourage an attempt by, a potential acquirer to obtain control of Virginia National by means of a merger, tender offer, proxy contest, or otherwise, and thereby protect the continuity of Virginia National’s management.

Board Vacancies. Virginia law and Virginia National’s articles of incorporation and bylaws provide that any vacancy occurring on the Virginia National Board may be filled by the remaining members of the board. These provisions may discourage, delay, or prevent a third party from voting to remove incumbent directors and simultaneously gaining control of the Virginia National Board by filling the vacancies created by that removal with its own nominees.

Supermajority Voting Provisions. Virginia National’s articles provide that a merger, statutory share exchange, sale or other disposition of all or substantially all of Virginia National’s assets otherwise than in the ordinary course of business, dissolution, or any amendment or restatement of Virginia National’s articles of incorporation that requires a vote of Virginia National shareholders, must be approved by a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter, provided that the transaction, amendment or restatement has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction, amendment or restatement is not approved and recommended by at least two-thirds of the directors, then it must be approved by the vote of more than two-thirds of all the votes entitled to be cast on such matter by each voting group entitled to vote on the matter.

Shareholder Meetings. Under its bylaws, special meetings of shareholders may only be called by Virginia National’s chairman, chief executive officer, president or by a majority of the Virginia National Board. Under Virginia National’s bylaws and Virginia law, shareholders may only conduct business at special meetings of shareholders that is specified in the notice of the meeting. This provision is designed to afford antitakeover protection by making it more difficult for shareholders to call a special meeting of shareholders to consider a proposed merger or other business combination.

Advance Notification of Shareholder Nominations. Virginia National’s bylaws establish advance notice procedures with respect to the nomination of persons for election as directors, other than nominations made by or at the direction of the Virginia National Board. Pursuant to Virginia National’s bylaws, a shareholder may nominate persons for election to the Virginia National Board by delivering written notice to Virginia National’s corporate secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws generally require that such notice be delivered not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which announcement of the day of such meeting is first made by Virginia National). A shareholder wishing to nominate any person for election as a director must provide Virginia National with certain information concerning the nominee and the proposing shareholder.

Virginia Antitakeover Statutes. Virginia has two antitakeover statutes: the Affiliated Transactions Statute and the Control Share Acquisitions Statute.

Affiliated Transactions Statute. Under the Affiliated Transactions Statute, an affiliated transaction generally is defined as any of the following transactions:

•

a merger, a share exchange, material dispositions of corporate assets not in the ordinary course of business to or with an interested shareholder (defined as any holder of more than 10% of any class of outstanding voting shares), or any material guarantee of any indebtedness of any interested shareholder;

•

certain sales or other dispositions of the corporation’s voting shares or any of the corporation’s subsidiaries having an aggregate fair market value greater than 5% of the aggregate fair market value of all outstanding voting shares;

•	any dissolution of the corporation proposed by or on behalf of an interested shareholder; or

•	any reclassification, including reverse stock splits, or recapitalization that increases the percentage of outstanding voting shares owned beneficially by any interested shareholder by more than 5%.

In general, these provisions prohibit a Virginia corporation from engaging in affiliated transactions with an interested shareholder for a period of three years following the date that such person became an interested shareholder unless:

•

the board of directors of the corporation and the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder, approve the affiliated transaction; or

•	before the date the person became an interested shareholder, the board of directors approved the transaction that resulted in the shareholder becoming an interested shareholder.

After three years, any such transaction must be at a “fair price,” as statutorily defined, or must be approved by the holders of two-thirds of the voting shares, other than the shares beneficially owned by the interested shareholder.

The shareholders of a Virginia corporation may adopt an amendment to the corporation’s articles of incorporation or bylaws opting out of the Affiliated Transactions Statute. Neither Virginia National’s articles of incorporation nor its bylaws contain a provision opting out of the Affiliated Transactions Statute.

Control Share Acquisitions Statute. Virginia law also contains provisions relating to control share acquisitions, which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a Virginia public corporation to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless:

•	the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee director of the corporation; or

•	the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares.

The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition.

Under Virginia law, a corporation’s articles of incorporation or bylaws may contain a provision opting out of the Control Share Acquisitions Statute. Neither Virginia National’s articles of incorporation nor its bylaws contain a provision opting out of the Control Share Acquisitions Statute.

Limitation of Liability of Directors and Officers

The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the corporation’s articles of incorporation or, if approved by the shareholders, in the corporation’s bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation’s articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.

Virginia National’s articles provide that a director or officer of Virginia National is not liable to Virginia National or its shareholders for monetary damages except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Indemnification

The Virginia National articles provide that to the fullest extent permitted by the VSCA and any other applicable law, Virginia National is required to indemnify a director or officer of Virginia National who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of or on behalf of Virginia National as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. Virginia National’s board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer as set forth above.

Virginia National Common Stock Not Insured by the FDIC

Virginia National’s common stock is not a deposit or a savings account and is not insured or guaranteed by the FDIC or any other government agency.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Virginia National and Fauquier each are Virginia corporations subject to the provisions of the VSCA. In addition, the rights of shareholders of Virginia National and Fauquier are governed by their respective articles of incorporation and bylaws. Upon completion of the merger, Fauquier shareholders will become shareholders of Virginia National and, as such, their shareholder rights will be governed by the articles of incorporation and bylaws of Virginia National and will continue to be governed by the VSCA.

The following is a summary of the material differences in the rights of shareholders of Virginia National and Fauquier, but is not a complete statement of all those differences. Shareholders should read carefully the relevant provisions of the VSCA and the respective articles of incorporation and bylaws of Virginia National and Fauquier. This summary is qualified in its entirety by reference to the articles of incorporation and bylaws of Virginia National and Fauquier and to the provisions of the VSCA.

Authorized Capital Stock

Virginia National. Virginia National is authorized to issue 10,000,000 shares of common stock, par value $2.50 per share, of which [●] shares were issued and outstanding as of the record date for the Virginia National special meeting, and 2,000,000 shares of preferred stock, par value $2.50 per share, of which no shares were issued and outstanding as of the record date for the Virginia National special meeting.

Virginia National’s articles of incorporation permit the Virginia National Board, without shareholder approval, to fix the preferences, limitations and relative rights of its preferred stock and to establish classes or series of such preferred stock and determine the variations between each class or series. Holders of Virginia National stock of any class do not have any preemptive right to subscribe to or purchase (i) any shares of capital stock of Virginia National, (ii) any securities convertible into such shares, or (iii) any options, warrants or rights to purchase such shares or securities convertible into any such shares.

Fauquier. Fauquier is authorized to issue 8,000,000 shares of common stock, par value $3.13 per share, of which [●] shares were issued and outstanding as of the record date for the Fauquier special meeting. Fauquier is not authorized to issue preferred stock.

Dividend Rights

The holders of Virginia National and Fauquier common stock are entitled to share ratably in dividends when and as declared by their respective board of directors out of funds legally available therefor. The articles of incorporation of Virginia National permit the Virginia National Board to issue preferred stock with terms set by the board, which terms may include the right to receive dividends ahead of the holders of Virginia National common stock. Virginia National does not currently have any outstanding shares of preferred stock. Fauquier is not authorized to issue preferred stock.

Voting Rights

The holders of both Virginia National and Fauquier common stock have one vote for each share held on any matter presented for consideration by the holders of common stock at a shareholders meeting. Directors of each of Virginia National and Fauquier are elected by a plurality of the votes cast, and neither company’s shareholders have the right to accumulate their votes in the election of directors.

Directors and Classes of Directors

Virginia National. The Virginia National Board is not divided into classes, and directors serve one-year terms until the next succeeding annual meeting of the shareholders. The Virginia National bylaws provide that the number of directors must be at least five and not more than 25. The Virginia National Board is authorized to set and change the actual number of directors from time to time. Currently, the Virginia National Board consists of 10 directors.

The articles of incorporation of Virginia National state that any director may be removed as provided under the VSCA. Under the VSCA, a director of Virginia National may be removed with or without cause by a majority vote of the holders of Virginia National’s common stock.

Fauquier. The Fauquier Board is divided into three classes, apportioned as evenly as possible, with directors serving staggered three-year terms. The Fauquier bylaws provide that the number of directors shall be at least five and not more than 14. The Fauquier Board is authorized to set and change the actual number of directors from time to time, provided that the Fauquier Board cannot increase the size of the board by more than two directors between annual meetings of Fauquier’s shareholders without the affirmative vote of 85% of all shares of Fauquier’s capital stock. Currently, the Fauquier Board consists of 10 directors.

The articles of incorporation of Fauquier contain a provision authorizing Fauquier shareholders to remove a director, with or without cause, by a vote of the shareholders holding at least 85% of the outstanding shares of Fauquier’s common stock.

Antitakeover Provisions

Certain provisions of the VSCA and the articles of incorporation and bylaws of Virginia National and Fauquier may discourage attempts to acquire control of Virginia National or Fauquier, respectively, as further described with respect to Virginia National under “Description of Virginia National Capital Stock – Antitakeover Provisions of Virginia National’s Articles of Incorporation and Bylaws, and Virginia Law.” These provisions also may deter or delay corporate changes of control that the Virginia National or Fauquier boards did not approve.

Authorized Preferred Stock. Virginia National’s articles of incorporation authorize the issuance of preferred stock. The Virginia National Board may, subject to application of Virginia law and federal banking regulations, authorize the issuance of preferred stock at such times, for such purposes and for such consideration as the board may deem advisable without further shareholder approval. The issuance of preferred stock under certain circumstances may have the effect of discouraging an attempt by a third party to acquire control of Virginia National by, for example, authorizing the issuance of a series of preferred stock with rights and preferences designed to impede the proposed transaction. Fauquier is not authorized to issue preferred stock.

Classified Board of Directors. The provisions of Fauquier’s articles of incorporation providing for classification of the Fauquier Board into three separate classes may have certain antitakeover effects. The articles of incorporation of Virginia National do not provide for the classification of the Virginia National Board into separate classes.

Board Vacancies. Virginia law and Virginia National’s and Fauquier’s articles of incorporation and bylaws provide that any vacancy occurring on the Virginia National Board or Fauquier Board, respectively, may be filled by the remaining members of the board. These provisions include vacancies resulting from an increase in the size of the board of directors, provided that, with respect to Fauquier, such increase may not be by more than two directors between annual meetings of Fauquier’s shareholders without the affirmative vote of 85% of all shares of Fauquier’s capital stock.

Supermajority Voting Provisions. The VSCA provides that, unless a corporation’s articles of incorporation provide for a greater or lesser vote, certain significant corporate actions must be approved by the affirmative vote of more than two-thirds of all the votes entitled to be cast on the matter. Certain corporate actions requiring a more than two-thirds vote include:

•	adoption of plans of merger or share exchange;

•	sales of all or substantially all of a corporation’s assets other than in the ordinary course of business; and

•	adoption of plans of dissolution.

The VSCA provides that a corporation’s articles may either increase the vote required to approve those actions or may decrease the vote required to not less than a majority of all the votes cast by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Virginia National’s articles of incorporation provide that a merger, statutory share exchange, sale or other disposition of all or substantially all of Virginia National’s assets otherwise than in the ordinary course of business, dissolution, or any amendment or restatement of Virginia National’s articles of incorporation that requires a vote of Virginia National shareholders, must be approved by a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter, provided that the transaction, amendment or restatement has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the transaction, amendment or restatement is not approved and recommended by at least two-thirds of the directors, then it must be approved by the vote of more than two-thirds of all the votes entitled to be cast on such matter by each voting group entitled to vote on the matter.

Fauquier’s articles of incorporation state that certain business combination transactions must be approved by the affirmative vote of at least 85% of all shares of stock entitled to vote on the transaction when the other party to the transaction owns more than 20% of Fauquier’s voting stock, unless certain conditions are met. Fauquier’s articles of incorporation do not provide for a specific voting requirement for business combination transactions that do not involve a party that owns more than 20% of Fauquier’s voting stock and the voting requirement set forth in the VSCA, which is described above, applies to such transactions.

No amendment to Fauquier’s articles of incorporation may change, repeal or make inoperative any of the provisions relating to cumulative voting, directors or certain business combinations unless such amendment is approved by at least 85% of the outstanding shares of its voting stock; provided, however, that this supermajority vote requirement does not apply if such amendment has been unanimously recommended to shareholders by the Fauquier Board (i) at a time when no other entity beneficially owns, or, to the knowledge of any director, proposes to acquire, 20% or more of Fauquier’s voting stock, or (ii) if all such directors are “continuing directors” as defined in Fauquier’s articles.

Special Meetings of Shareholders. Virginia National’s bylaws contain a provision pursuant to which special meetings of the shareholders of Virginia National may only be called by Virginia National’s chairman, chief executive officer, president or by a majority of the Virginia National Board. Fauquier’s bylaws contain a provision pursuant to which special meetings of its shareholders may only be called by Fauquier’s chairman, chief executive officer, or a majority of the Fauquier Board.

Shareholder Nominations. Pursuant to Virginia National’s bylaws, a shareholder may nominate persons for election to the Virginia National Board by delivering written notice to Virginia National’s corporate secretary. With respect to an election to be held at an annual meeting of shareholders, its bylaws generally require that such notice be delivered not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting. A shareholder wishing to nominate any person for election as a director must provide Virginia National with certain information concerning the nominee and the proposing shareholder. Such requirements may discourage Virginia National’s shareholders from submitting director nominations.

Fauquier’s bylaws require a shareholder who intends to nominate a candidate for election to the Fauquier Board to deliver written notice to the Secretary of Fauquier at least 120 days prior to the first anniversary of the date of Fauquier’s initial notice given for the preceding year’s annual meeting. Fauquier’s bylaws require shareholders who desire to nominate any person for election as a director to provide Fauquier with certain information concerning the nominee and the proposing shareholder. These requirements may discourage Fauquier’s shareholders from submitting nominations and proposals.

Antitakeover Statutes. Virginia has two antitakeover statutes in force, the Affiliated Transactions Statute and the Control Share Acquisitions Statute. For more information about these statutes, see “Description of Capital Stock – Antitakeover Provisions of Virginia National’s Articles of Incorporation and Bylaws, and Virginia Law” beginning on page [•]. Neither Virginia National nor Fauquier has opted out of the Affiliated Transactions Statute or Control Share Acquisitions Statute.

Amendments to Articles of Incorporation and Bylaws

The VSCA generally requires that in order for an amendment to the articles of incorporation to be adopted it must be approved by each voting group entitled to vote on the proposed amendment by more than two-thirds of all the votes entitled to be cast by that voting group, unless the VSCA otherwise requires a greater vote, or the articles of incorporation provide for a greater or lesser vote, or a vote by separate voting groups. However, under the VSCA, no amendment to the articles of incorporation may be approved by a vote that is less than a majority of all the votes cast on the amendment by each voting group entitled to vote at a meeting at which a quorum of the voting group exists.

Under the VSCA, unless another process is set forth in the articles of incorporation or bylaws, a majority of the directors or, if a quorum exists, a majority of the shareholders present and entitled to vote may adopt, amend or repeal the bylaws.

Virginia National. Virginia National’s articles of incorporation provide that any amendment or restatement of Virginia National’s articles of incorporation that requires a vote of Virginia National shareholders, must be approved by a majority of the votes entitled to be cast by each voting group that is entitled to vote on the matter, provided that the amendment or restatement has been approved and recommended by at least two-thirds of the directors in office at the time of such approval and recommendation. If the amendment or restatement is not approved and recommended by at least two-thirds of the directors, then it must be approved by the vote of more than two-thirds of all the votes entitled to be cast on such matter by each voting group entitled to vote on the matter.

Virginia National’s bylaws may be amended or altered at any meeting of the Virginia National Board by the affirmative vote of a majority of the number of directors then in office. The Virginia National shareholders entitled to vote in the election of directors, however, shall have the power to rescind, amend, alter or repeal any bylaws which, if expressly so provided, may not be amended, altered or repealed by the Virginia National Board.

Fauquier. No amendment to Fauquier’s articles of incorporation may change, repeal or make inoperative any of the provisions relating to cumulative voting, directors or certain business combinations unless such amendment is approved by at least 85% of the outstanding shares of its voting stock; provided, however, that this supermajority vote requirement does not apply if such amendment has been unanimously recommended to shareholders by the Fauquier Board (i) at a time when no other entity beneficially owns, or, to the knowledge of any director, proposes to acquire, 20% or more of Fauquier’s voting stock, or (ii) if all such directors are “continuing directors” as defined in Fauquier’s articles. The voting requirements of the VSCA set forth above for approval of amendments to articles of incorporation govern all other amendments to Fauquier’s articles of incorporation.

Fauquier’s bylaws may be amended or altered at any meeting of the Fauquier Board by the affirmative vote of a majority of the number of directors then in office. The Fauquier shareholders entitled to vote in the election of directors, however, shall have the power to rescind, amend, alter or repeal any bylaws which, if expressly so provided, may not be amended, altered or repealed by the Fauquier Board.

Director and Officer Exculpation

Virginia National. Virginia National’s articles of incorporation provide that a director or officer of Virginia National is not liable to Virginia National or its shareholders for monetary damages except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Fauquier. Fauquier’s articles of incorporation provide that a director or officer of Fauquier is not liable to Fauquier or its shareholders for monetary damages except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

Indemnification

The articles of incorporation of Virginia National and Fauquier provide that, to the fullest extent permitted by the VSCA and any other applicable law, each of Virginia National and Fauquier is required to indemnify a director or officer of Virginia National who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of or on behalf of Virginia National or Fauquier, respectively, as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. Each of the Virginia National Board and Fauquier Board is empowered, by a majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer, as set forth above.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF VIRGINIA NATIONAL

The following table sets forth certain information known to Virginia National concerning persons who beneficially owned more than five percent (5%) of Virginia National’s outstanding common stock as of November 16, 2020. Referenced footnotes follow the second table concerning the beneficial ownership of Virginia National common stock by directors (including Messrs. Craig and Dittmar) and executive officers of Virginia National.

Name	Amount and Nature of Beneficial Ownership (1)		Ownership as a Percentage of Common Stock Outstanding
Hunter E. Craig 1900 Arlington Boulevard Charlottesville, Virginia 22903	231,074	(2)	8.51%
William D. Dittmar, Jr. 401 East Market Street Charlottesville, Virginia 22902	204,386		7.53%

The following table sets forth information as of November 16, 2020 regarding the number of shares of Virginia National common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. Unless otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares.

Name	Amount and Nature of Beneficial Ownership (1)		Ownership as a Percentage of Common Stock Outstanding
Virginia R. Bayes	14,179	(3)	*
H.K. Benham, III	22,182	(4)	*
Steven W. Blaine	6,500		*
Hunter E. Craig	231,074	(2)	8.51%
William D. Dittmar, Jr.	204,386		7.53%
James T. Holland	17,242	(3)	*
Linda M. Houston	3,652	(3)	*
Susan K. Payne	18,257	(3)	*
Glenn W. Rust	33,629		1.24%
Donna G. Shewmake	10,500		*
Gregory L. Wells	10,133		*
Bryan D. Wright	11,735	(3)	*
Directors and Executive Officers as a Group (13 persons)	591,986		21.58%

*	Represents less than one percent of the outstanding shares of common stock.
(1)

All shares reported are held with sole investment power and sole voting power except as noted. Shares reflect adjustment for the 2019 5% Stock Dividend and prior stock dividends as applicable. Number of shares reported includes shares that may be acquired within 60 days through the exercise of stock options granted under Virginia National’s incentive stock option plans as follows: Ms. Bayes, 2,204 Mr. Benham, 1,574; Mr. Blaine, 1,574; Mr. Craig, 1,574; Mr. Dittmar, 1,574; Mr. Holland, 1,574; Ms. Houston, 1,574; Ms. Payne, 1,574; Mr. Rust, 7,139; Ms. Shewmake, 2,204; Mr. Wells, 1,574; and Mr. Wright, 1,574.

(2)	227,407 of the shares owned by Mr. Craig are pledged.
(3)

Includes shares held with shared voting and investment power with a spouse or shares held by a spouse as follows: Ms. Bayes, 126; Mr. Holland, 1,774; Ms. Houston, 926; Ms. Payne, 15,531; and Mr. Wright, 2,369.

(4)	Mr. Benham disclaims any pecuniary interest in 15 shares held as custodian for the benefit of his grandson.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF FAUQUIER

The following table sets forth information as of November 16, 2020 regarding the number of shares of Fauquier common stock beneficially owned by each director, each named executive officer and by all directors and executive officers as a group. Unless otherwise indicated, all shares are owned directly and the named person possesses sole voting and sole investment power with respect to all such shares. Percentage ownership is calculated based on 3,794,725 outstanding shares of Fauquier common stock as of November 16, 2020.

Name	Amount and Nature of Beneficial Ownership (1)		Ownership as a Percentage of Common Stock Outstanding
John B. Adams, Jr.	25,527		*
Marc J. Bogan	17,095	(1)	*
Kevin T. Carter	5,737	(2)	*
Donna D. Flory	5,369	(3)	*
Randolph D. Frostick	8,576		*
Christine E. Headly	7,821	(4)	*
Jay B. Keyser	9,336	(5)	*
Randolph T. Minter	39,838		1.05%
Brian S. Montgomery	40,597	(6)	1.07%
Chip S. Register	8,207		*
P. Kurtis Rodgers	12,345		*
Sterling T. Strange, III	7,985		*
All directors and executive officers as a group (12 persons)	188,433		4.97%

*	Percentage ownership is less than one percent of the outstanding shares of common stock.
(1)

Includes 8,107 shares that are restricted stock holdings. The restricted shares are subject to a vesting schedule, forfeiture risk and other restrictions, and can be voted at the Fauquier special meeting.

(2)	Includes 2,724 shares held jointly with spouse, over which Mr. Carter shares voting and investment power.
(3)	Includes 3,965 shares held jointly with spouse, over which Ms. Flory shares voting and investment power.
(4)

Includes (i) 500 shares held jointly with spouse, over which Ms. Headly shares voting and investment power; (ii) 157 shares held solely by spouse; and (iii) 3,320 shares that are restricted stock holdings. The restricted shares are subject to a vesting schedule, forfeiture risk and other restrictions, and can be voted at the Fauquier special meeting.

(5)	Includes 7,932 shares held in the Jay B. Keyser Revocable Trust, over which Mr. Keyser shares voting and investment power with spouse.
(6)	Includes 10,376 shares held jointly with spouse, over which Mr. Montgomery shares voting and investment power.

The following table sets forth information as of November 16, 2020 regarding the number of shares of Fauquier common stock beneficially owned by each beneficial owner known to Fauquier to own more than 5% of Fauquier’s common stock, based on currently available Schedules 13D and 13G and amendments thereto filed with the SEC and other information available to Fauquier. Percentage ownership is calculated based on 3,794,725 outstanding shares of Fauquier common stock as of November 16, 2020.

Name	Amount and Nature of Beneficial Ownership (1)		Ownership as a Percentage of Common Stock Outstanding
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	294,000	(1)	7.75%
Ategra Community Financial Institution Fund, L.P. Jonathan Holtaway 8229 Boone Blvd., Suite 305 Vienna, VA 22182	359,958	(2)	9.49%
Daniel R. Long, III, CFA 588 Eagle Watch Lane Osprey, FL 34229	257,549	(3)	6.79%

(1)

Based on a Schedule 13G/A filed with the SEC on January 21, 2020 by Royce & Associates, LLC (“Royce”). Pursuant to the Schedule 13G/A, as of December 31, 2019, Royce was the beneficial owner of 294,000 shares of Fauquier common stock and had sole voting power and sole investment power with respect to all 294,000 shares.

(2)

Based on a Schedule 13D filed with the SEC on August 19, 2020 by (i) Ategra Community Financial Institution Fund, L.P. (“ACFIF”), (ii) Ategra GP, LLC (“AGP”), (iii) Ategra Capital Management, LLC (“ACM”), (iv) Jonathan Holtaway, and (v) Jacques Rebibo. Pursuant to the Schedule 13D, as of August 19, 2020, ACFIF and AGP were each the beneficial owners of 344,948 shares of Fauquier common stock and had shared voting power and shared investment power with respect to all 344,948 shares. The Schedule 13D also states that, as of such date, ACM, Jonathan Holtaway and Jacques Rebibo were each the beneficial owners of 359,958 shares of Fauquier common stock and had shared voting power and shared investment power with respect to all 359,958 shares.

(3)

Based on a Schedule 13D/A filed with the SEC on October 9, 2019 by Daniel R. Long, III, CFA. Pursuant to the Schedule 13D/A, as of October 8, 2019, Mr. Long was the beneficial owner of 257,549 shares of Fauquier common stock and had sole voting power and sole investment power with respect to 252,549 shares and only investment power with respect to certain other shares held by family members of Mr. Long.

EXPERTS

The consolidated financial statements of Virginia National and its subsidiary at December 31, 2019 and 2018, and for the years then ended, were audited by Yount, Hyde & Barbour, P.C., an independent registered public accounting firm, and such consolidated financial statements and the assessment of Virginia National’s management of the effectiveness of Virginia National’s internal control over financial reporting have been included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Fauquier and its subsidiary at December 31, 2019 and 2018, and for the years then ended, were audited by Brown, Edwards & Company, L.L.P., an independent registered public accounting firm, and such consolidated financial statements and the assessment of Fauquier’s management of the effectiveness of Fauquier’s internal control over financial reporting have been included in this joint proxy statement/prospectus in reliance upon the reports of such firm, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the Virginia National common stock to be issued in connection with the merger will be passed upon by Williams Mullen. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Virginia National by Williams Mullen, and for Fauquier by Troutman Pepper Hamilton Sanders LLP.

SUBMISSION OF FUTURE VIRGINIA NATIONAL AND FAUQUIER SHAREHOLDER PROPOSALS

If the merger is completed, Fauquier will merge into Virginia National, and there will not be any future meetings of Fauquier shareholders. In addition, if the merger is completed, Fauquier shareholders will become Virginia National shareholders. For a shareholder to nominate a candidate for director or to propose other business at Virginia National’s annual meeting of shareholders, its bylaws generally require that notice be delivered not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the preceding year’s annual meeting (provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the shareholder must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which announcement of the day of such meeting is first made by Virginia National). The notice must include certain information concerning the nominee or proposed business, and the proposing shareholder, as described in Virginia National’s bylaws. For the 2021 annual meeting of shareholders, notice must be delivered to the corporate secretary no later than March 29, 2021 and no earlier than February 25, 2021. These requirements are separate and apart from, and in addition to, the SEC’s requirements that a shareholder must meet to have a proposal included in Virginia National’s proxy materials. Pursuant to SEC rules, in order for a shareholder proposal to be considered for inclusion in Virginia National’s proxy materials relating to the 2021 annual meeting of shareholders, the corporate secretary of Virginia National must receive such proposal no later than December 30, 2020 and the notice must comply with the requirements of Rule 14a-8 under the Exchange Act.

If the merger is not completed or Fauquier is otherwise required to do so under applicable law, Fauquier will hold its 2021 annual meeting of shareholders, and it will notify shareholders of the date, time and place of that meeting as soon as practicable after it determines that it will or must hold a 2021 meeting. Fauquier’s bylaws require a shareholder who intends to nominate a candidate for director or to proposed other business at Fauquier’s annual meeting of shareholders to deliver written notice to the secretary of Fauquier at least 120 days prior to the first anniversary of the date of Fauquier’s initial notice given for the preceding year’s annual meeting. The notice must include certain information concerning the nominee or proposed business, and the proposing shareholder, as described in Fauquier’s bylaws. For the 2021 annual meeting of Fauquier’s shareholders, notice must be received by the secretary of Fauquier no later than December 18, 2020. These requirements are separate and apart from, and in addition to, the SEC’s requirements that a shareholder must meet to have a proposal included in Fauquier’s proxy materials. Pursuant to SEC rules, in order for a shareholder proposal to be considered for inclusion in Fauquier’s proxy materials relating to the 2021 annual meeting of shareholders, the secretary of Fauquier must receive such proposal no later than December 18, 2020 and the notice must comply with the requirements of Rule 14a-8 under the Exchange Act.

INDEX TO FINANCIAL STATEMENTS

Virginia National Financial Statements

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Virginia National Bankshares Corporation

Charlottesville, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Virginia National Bankshares Corporation and Subsidiaries (the Corporation) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019 and 2018, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years ended December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013, and our report dated March 12, 2020 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on the Corporation’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Corporation’s auditor since 1998.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

March 12, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

Virginia National Bankshares Corporation

Charlottesville, Virginia

Opinion on the Internal Control Over Financial Reporting

We have audited Virginia National Bankshares Corporation and Subsidiaries’ (the Corporation’s) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31, 2019 and 2018 of Virginia National Bankshares Corporation and Subsidiaries and our report dated March 12, 2020 expressed an unqualified opinion.

Basis for Opinion

The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Yount, Hyde & Barbour, P.C.

Richmond, Virginia

March 12, 2020

VIRGINIA NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31, 2019	December 31, 2018
ASSETS
Cash and due from banks	$14,908	$11,741
Federal funds sold	4,177	7,133
Securities:
Available for sale, at fair value	114,041	61,392
Restricted securities, at cost	1,683	1,683

Total securities	115,724	63,075
Loans	539,533	537,190
Allowance for loan losses	(4,209)	(4,891)

Loans, net	535,324	532,299
Premises and equipment, net	6,145	7,042
Bank owned life insurance	16,412	16,790
Goodwill	372	372
Other intangible assets, net	408	477
Accrued interest receivable and other assets	9,157	5,871

Total assets	$702,627	$644,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Demand deposits:
Noninterest-bearing	$166,975	$185,819
Interest-bearing	122,994	106,884
Money market and savings deposit accounts	221,964	171,299
Certificates of deposit and other time deposits	109,278	108,531

Total deposits	621,211	572,533
Accrued interest payable and other liabilities	5,309	1,525

Total liabilities	626,520	574,058

Commitments and contingencies
Shareholders’ equity:
Preferred stock, $2.50 par value, 2,000,000 shares authorized, no shares outstanding	—	—
Common stock, $2.50 par value, 10,000,000 shares authorized; 2,692,005 (including 4,000 nonvested shares) and 2,543,452 shares issued and outstanding in 2019 and 2018, Respectively	6,720	6,359
Capital surplus	32,195	27,013
Retained earnings	37,235	38,647
Accumulated other comprehensive loss	(43)	(1,277)

Total shareholders’ equity	76,107	70,742

Total liabilities and shareholders’ equity	$702,627	$644,800

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	For the years ended December 31,
	2019	2018
Interest and dividend income:
Loans, including fees	$24,180	$23,919
Federal funds sold	459	209
Investment securities:
Taxable	1,158	1,073
Tax exempt	290	340
Dividends	110	145

Total interest and dividend income	26,197	25,686

Interest expense:
Demand and savings deposits	2,038	1,134
Certificates and other time deposits	2,146	1,258
Repurchase agreements and other borrowings	89	398

Total interest expense	4,273	2,790

Net interest income	21,924	22,896
Provision for loan losses	1,375	1,873

Net interest income after provision for loan losses	20,549	21,023

Noninterest income:
Trust income	1,698	1,665
Advisory and brokerage income	605	565
Royalty income	17	585
Customer service fees	766	909
Debit/credit card and ATM fees	723	747
Earnings/increase in value of bank owned life insurance	798	446
Fees on mortgage sales	189	193
Gains on sales and calls of securities	74	—
Losses on sales of assets	—	(33)
Other	681	453

Total noninterest income	5,551	5,530

Noninterest expense:
Salaries and employee benefits	9,249	8,036
Net occupancy	1,824	1,835
Equipment	430	500
Data processing	1,236	1,088
Settlement of claims	460	—
Other	4,685	4,555

Total noninterest expense	17,884	16,014

Income before income taxes	8,216	10,539
Provision for income taxes	1,527	2,069

Net income	$6,689	$8,470

Net income per common share, basic *	$2.49	$3.18
Net income per common share, diluted *	$2.49	$3.15

*	Per share data has been adjusted to reflect the 5% stock dividends effective July 5, 2019 and April 13, 2018.

See Notes to the Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(dollars in thousands)

	For the years ended December 31,
	2019	2018
Net income	$6,689	$8,470
Other comprehensive income (loss)
Unrealized gains (losses) on securities,
net of tax of $345 and ($105) for the years ended December 31, 2019 and 2018	1,292	(394)
Reclassification adjustment for realized gains on sales and calls of securities,
net of tax of ($16) and $0 for the years ended December 31, 2019 and 2018	(58)	—

Total other comprehensive income (loss)	1,234	(394)

Total comprehensive income	$7,923	$8,076

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(dollars in thousands, except per share data)

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2017	$6,027	$22,038	$37,923	$(883)	$65,105
Stock options exercised	31	237	—	—	268
Stock option expense	—	65	—	—	65
Cash dividends declared ($1.09 per share)	—	—	(2,772)	—	(2,772)
Net income	—	—	8,470	—	8,470
5% stock dividend distributed	301	4,673	(4,974)	—	—
Other comprehensive loss	—	—	—	(394)	(394)

Balance, December 31, 2018	$6,359	$27,013	$38,647	$(1,277)	$70,742

Stock options exercised	14	88	—	—	102
Stock option expense	—	97	—	—	97
Restricted stock grant expense	—	12	—	—	12
Unrestricted stock grants	27	398	—	—	425
Cash in lieu of fractional shares	—	(5)	—	—	(5)
Cash dividends declared ($1.20 per share)	—	—	(3,189)	—	(3,189)
Net income	—	—	6,689	—	6,689
5% stock dividend distributed	320	4,592	(4,912)	—	—
Other comprehensive income	—	—	—	1,234	1,234

Balance, December 31, 2019	$6,720	$32,195	$37,235	$(43)	$76,107

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the years ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,689	$8,470
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,375	1,873
Net amortization and accretion of securities	291	275
Gains on sales and calls of securities	(74)	—
Earnings/increase in value of bank owned life insurance	(798)	(446)
Amortization of intangible assets	83	109
Depreciation and other amortization	1,114	1,117
Net loss on sale of assets	—	33
Deferred tax expense (benefit)	91	(234)
Stock option expense	97	65
Stock grant expense	437	—
Net change in:
Accrued interest receivable and other assets	545	910
Accrued interest payable and other liabilities	(504)	(415)

Net cash provided by operating activities	9,346	11,757

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of available for sale securities	(79,747)	—
Net decrease in restricted investments	—	601
Proceeds from maturities, calls and principal payments of available for sale securities	7,378	5,335
Proceeds from sale of available for sale securities	21,065	—
Net decrease in organic loans	600	7,721
Net increase in purchased loans	(4,999)	(17,152)
Purchase of wealth management book of business	(50)	(100)
Proceeds from settlement of bank owned life insurance	1,176	—
Purchase of bank premises and equipment, net	(189)	(846)

Net cash used in investing activities	(54,766)	(4,441)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in demand deposits, NOW accounts, and money market accounts	47,931	30,273
Net increase (decrease) in certificates of deposit and other time deposits	747	(702)
Net decrease in securities sold under agreements to repurchase	—	(19,092)
Net decrease in short term borrowings	—	(15,000)
Proceeds from stock options exercised	102	268
Cash payment for stock dividend fractional shares	(5)	—
Cash dividends paid	(3,144)	(2,466)

Net cash provided by (used in) financing activities	45,631	(6,719)

NET INCREASE IN CASH AND CASH EQUIVALENTS	$211	$597

CASH AND CASH EQUIVALENTS:
Beginning of period	$18,874	$18,277

End of period	$19,085	$18,874

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for:
Interest	$4,221	$2,657

Taxes	$1,925	$2,465

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING ACTIVITIES
Unrealized gain (loss) on available for sale securities	$1,563	$(499)

Initial right -of-use assets obtained in exchange for new operating lease liabilities	$4,279	—

See Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Organization

Virginia National Bankshares Corporation (the “Company”) is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The Company is authorized to issue (a) 10,000,000 shares of common stock with a par value of $2.50 per share and (b) 2,000,000 shares of preferred stock at a par value $2.50 per share. There is currently no preferred stock outstanding. The Company is regulated under the Bank Holding Company Act of 1956, as amended and is subject to inspection, examination, and supervision by the Federal Reserve Board.

Virginia National Bank (the “Bank”) is a wholly-owned subsidiary of the Company and was organized in 1998 under federal law as a national banking association to engage in a general commercial and retail banking business. The Bank is headquartered in Charlottesville, Virginia and primarily serves the Virginia communities in and around the cities of Charlottesville, Winchester, Harrisonburg, Roanoke and Richmond, and the counties of Albemarle and Frederick. As a national bank, the Bank is subject to the supervision, examination and regulation of the Office of the Comptroller of the Currency (“OCC”).

Effective July 1, 2018, VNBTrust, National Association (“VNBTrust”), formerly a subsidiary of the Bank, was merged into Virginia National Bank, and the Bank continues to offer investment management, wealth advisory and trust and estate administration services under the names of VNB Trust and Estate Services and Sturman Wealth Advisors, formerly known as VNB Investment Services. All references herein to VNB Wealth Management or VNB Wealth refer to VNBTrust for periods prior to July 1, 2018.

During 2018, the Company changed the structure of its VNB Wealth lines of business. The Company formed Masonry Capital Management, LLC (“Masonry Capital”), a registered investment advisor, to offer investment advisory and management services to clients through separately managed accounts and through one or more private investment fund(s). The Company believes the formation of Masonry Capital will allow the Company to offer its investment strategy to a wider range of clients. Masonry Capital is a wholly-owned subsidiary of the Company.

Sale Agreement with SRCM Holdings LLC and Acquisition Royalty Payments Due to the Company

In 2007 when VNBTrust was established, the OCC also approved the Bank’s application for VNBTrust to create a wholly owned operating subsidiary, VNB Investment Management Company, LLC, a Delaware limited liability corporation. In January 2010, VNB Investment Management Company changed its name to Swift Run Capital Management, LLC (“SRCM”). SRCM served as the general partner of Swift Run Capital, L.P. (the “Fund”), a private investment fund. On July 18, 2013 (the “Closing Date”), the Company completed the sale of all of the membership interests of SRCM to SRCM Holdings LLC (“SRCM Holdings”) pursuant to a purchase and sale agreement dated June 27, 2013 (the “SRCM Sale Agreement”). A former officer of the Company is the principal owner of SRCM Holdings. Under the terms of the SRCM Sale Agreement, SRCM Holdings agreed to pay the Company periodically during the ten-year period beginning January 1, 2014 and ending December 31, 2023 (the “Term”): (i) ongoing acquisition royalty payments equal to 20% of the management and performance fee revenue received by SRCM from limited partners of the Fund as of the Closing Date and from VNBTrust clients that opened accounts with SRCM within 30 days of the Closing Date, and (ii) ongoing referral royalty payments equal to 20% of the management and performance fee revenue received by SRCM from other clients referred by the Company and its affiliates to SRCM during the Term. A portion of the payments received from SRCM are applied to write down a contingent asset that was established to estimate the value for the sale of SRCM, with the remaining portion of the payments applied to noninterest income as royalty income.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

Principles of consolidation – The consolidated financial statements include the accounts of Virginia National Bankshares Corporation (the “Company”), and its subsidiaries, Virginia National Bank (the “Bank”) and Masonry Capital Management, LLC (“Masonry Capital”). All references herein to VNB Wealth Management or VNB Wealth refer to VNBTrust for periods prior to July 1, 2018. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (including impaired loans), other-than-temporary impairment of securities, intangible assets, income taxes, and fair value measurements.

Cash flow reporting – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of cash on hand, funds due from banks, and federal funds sold.

Securities – Unrestricted investments are classified in two categories as described below.

•

Securities held to maturity – Securities classified as held to maturity are those debt securities the Company has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. Currently the Company has no securities classified as held to maturity because of Management’s desire to have more flexibility in managing the investment portfolio.

•

Securities available for sale – Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as a separate component of other comprehensive income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities or to “call” dates, whichever occurs first. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, impairment is considered other-than-temporary and recognized in its entirety in net income if either (1) the Company intends to sell the security or (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-than-likely that the Company will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income.

Restricted securities – As members of the Federal Reserve Bank of Richmond (“FRB”) and the Federal Home Loan Bank of Atlanta (“FHLB”), the Company is required to maintain certain minimum investments in the common stock of the FRB and FHLB. Required levels of investments are based upon the Bank’s capital and a percentage of qualifying assets. Additionally, the Company has purchased common stock in CBB Financial Corp. (“CBBFC”), the holding company for Community Bankers’ Bank. Shares of common stock from the FRB, FHLB and CBBFC are classified as restricted securities which are carried at cost.

Loans – Loans are reported at the principal balance outstanding net of unearned discounts and of the allowance for loan losses. Interest income on loans is reported on the level-yield method and includes amortization of deferred loan fees and costs over the loan term. Purchased performing loans are accounted for in the same manner as the rest of the loan portfolio. Further information regarding the Company’s accounting policies related to past due loans, non-accrual loans, impaired loans and troubled-debt restructurings is presented in Note 3 - Loans.

Allowance for loan losses – The allowance for loan losses is a reserve established through a provision for loan losses charged to expense, which represents management’s best estimate of probable losses inherent in the loan portfolio. The allowance for loan losses includes allowance allocations calculated in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 310, “Receivables” and allowance allocations calculated in accordance with ASC Topic 450, “Contingencies.” Further information regarding the Company’s policies and methodology used to estimate the allowance for loan losses is presented in Note 4 – Allowance for Loan Losses.

Transfers of financial assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company or its subsidiaries – put presumptively beyond reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company or its subsidiaries does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Premises and equipment – Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed by the straight-line method based on the estimated useful lives of assets, which range from 3 to 20 years. Expenditures for repairs and maintenance are charged to expense as incurred. The costs of major renewals and betterments are capitalized and depreciated over their estimated useful lives. Upon disposition, the asset and related accumulated depreciation are removed from the books and any resulting gain or loss is charged to income. More information regarding premises and equipment is presented in Note 5 – Premises and Equipment.

Leases - The Company recognizes a lease liability and a right-of-use asset in connection with leases in which it is a lessee, except for leases with a term of twelve months or less. A lease liability represents the Corporation’s obligation to make future payments under lease contracts, and a right-of-use asset represents the Corporation’s right to control the use of the underlying property during the lease term. Lease liabilities and right-of-use assets are recognized upon commencement of a lease and measured as the present value of lease payments over the lease term, discounted at the incremental borrowing rate of the lessee. Further information regarding leases is presented in Note 6 – Leases.

Intangible assets – Goodwill is determined as the excess of the fair value of the consideration transferred over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and other intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually, or more frequently if events and circumstances exist that indicate that a goodwill impairment test should be performed. Intangible assets with definite useful lives are amortized over their estimated useful lives, which range from 3 to 10 years, to their estimated residual values. Goodwill is the only intangible asset with an indefinite life included on the Company’s Consolidated Balance Sheets. Management has concluded that no circumstances indicating an impairment of these assets existed as of the balance sheet date. More information regarding intangible assets is presented in Note 7 – Intangible Assets.

Bank owned life insurance – The Company has purchased life insurance on certain key employees. These policies are recorded at their cash surrender value on the Consolidated Balance Sheets. Income generated from polices is recorded as noninterest income.

Fair value measurements – ASC Topic 820, “Fair Value Measurements and Disclosures,” defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon internally developed models that primarily use, as inputs, observable market-based parameters. Any such valuation adjustments are applied consistently over time. Additional information on fair value measurements is presented in Note 15 – Fair Value Measurements.

Stock-based compensation – The Company accounts for all plans under recognition and measurement accounting principles which require that the compensation cost relating to stock-based payment transactions be recognized in the financial statements. Stock-based compensation arrangements include stock options and unrestricted or restricted stock grants. For stock options, compensation is estimated at the date of grant, using the Black-Scholes option valuation model for determining fair value. The model employs the following assumptions:

•	Dividend yield - calculated as the ratio of historical cash dividends paid per share of common stock to the stock price on the date of grant;

•	Expected life (term of the option) - based on the average of the contractual life and vesting schedule for the respective option;

•	Expected volatility - based on the monthly historical volatility of the Company’s stock price over the expected life of the options;

•	Risk-free interest rate - based upon the U.S. Treasury bill yield curve, for periods within the contractual life of the option, in effect at the time of grant.

The Company has elected to estimate forfeitures when recognizing compensation expense, and this estimate of forfeitures is adjusted over the requisite service period or vesting schedule based on the extent to which actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative catch-up adjustment, which is recognized in the period of change, and also will impact the amount of estimated unamortized compensation expense to be recognized in future periods. Further information on stock-based compensation is presented in Note 18 – Stock Incentive Plans.

Net income per common share – Basic net income per share, commonly referred to as earnings per share, represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period, including restricted shares that have not yet vested. Diluted net income per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. All net income per common share information has been adjusted to reflect the 5% stock dividends effective July 5, 2019 and April 13, 2018. Additional information on net income per share is presented in Note 19 – Net Income per Share.

Comprehensive income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Further information on the Company’s other comprehensive income is presented in Note 20 – Other Comprehensive Income.

Advertising costs – The Company follows the policy of charging the costs of advertising to expense as they are incurred.

Income taxes – Deferred taxes are provided on the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carry forwards, and tax credit carry forwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly probable that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying consolidated balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Interest and penalties associated with unrecognized tax benefits, if any, are classified as additional income taxes in the statements of income. For the years ended December 31, 2019 and 2018, there were no such interest or penalties recognized. Further information on the Company’s accounting policies for income taxes is presented in Note 9 – Income Taxes.

Securities and other property held in a fiduciary capacity – Securities and other property held by VNB Trust and Estate Services, Sturman Wealth Advisors or Masonry Capital in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Revenue Recognition ASU 2014-09, “Revenue from Contracts with Customers”, and all subsequent amendments to the ASU (collectively “ASC 606”), (i) creates a single framework for recognizing revenue from contracts with customers that fall within its scope and (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as OREO. The majority of the Company’s revenue is from interest income, including loans and securities, which are outside the scope of the standard. The services that fall within the scope of the standard are presented within noninterest income on the consolidated statement of income and are recognized as revenue as the Company satisfies its obligations to the customer. The revenue that falls within the scope of ASC 606 is primarily related to service charges on deposit accounts, debit/credit card and ATM fees, asset management fees and sales of other real estate owned, when applicable.

Reclassifications – Certain reclassifications have been made to the prior year financial statements to conform to current year presentation. The results of the reclassifications are not considered material.

Adoption of New Accounting Standard

Leases On January 1, 2019, the Company adopted ASU No. 2016-02, “Leases (Topic 842).” The adoption of this standard required lessees to recognize right of use assets and lease liabilities on the Consolidated Balance Sheets and disclose key information about leasing arrangements. The FASB made subsequent amendments to Topic 842 in July 2018 through ASU 2018-10 (“Codification Improvements to Topic 842, Leases”) and ASU 2018-11 (“Leases (Topic 842): Targeted Improvements”). Among these amendments is the provision in ASU 2018-11 that provides entities with an additional (and optional) transition method to adopt the new leases standard. Under this new transition method, an entity initially applies the new leases standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Consequently, an entity’s reporting for the comparative periods presented in the financial statements in which it adopts the new leases standard will continue to be in accordance with current GAAP (Topic 840, Leases).

The Company adopted Topic 842 using the optional transition method noted above. Adoption of this standard resulted in the Company recording a right of use assets of $4.3 million and a lease liability of $4.3 million as of January 1, 2019. Operating leases have been included within other assets and other liabilities on the Company’s Consolidated Balance Sheets. The implementation of this standard resulted in no impact to retained earnings and there was no impact on the Company’s Consolidated Statements of Cash Flows. Refer to Note 6 “Leases” for further discussion.

Recent Accounting Pronouncements

Financial Instruments – Credit Losses In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. At its October 16, 2019 meeting, FASB’s board affirmed its decision to delay the effective date of the ASU for smaller reporting companies, like the Company, until fiscal years beginning after December 15, 2022, and interim periods within those years. The Company is currently assessing the impact that Topic 326 will have on its consolidated financial statements. Early in 2017, the Company formed a cross-functional steering committee, including some members of senior management, to provide governance and guidance over the project plan. The steering committee meets regularly to address the compliance requirements, data requirements and sources, and analysis efforts that are required to adopt these new requirements. The Company has engaged a vendor to assist in modeling expected lifetime losses under Topic 326, and expects to continue developing and refining an approach to estimating the allowance for credit losses during 2020. The extent of the change is indeterminable at this time as it will be dependent upon portfolio composition and credit quality at the adoption date, as well as economic conditions and forecasts at that time. Upon adoption, the impact to the allowance for credit losses (currently allowance for loan losses) will have an offsetting one-time cumulative-effect adjustment to retained earnings.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (SAB) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, “Financial Instruments – Credit Losses.” It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

Goodwill Impairment Testing In January 2017, the FASB issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” The amendments in this ASU simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. Step 2 measures a goodwill impairment loss by comparing the implied fair value of a reporting unit’s goodwill with the carrying amount of that goodwill. Instead, under the amendments in this ASU, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. Public business entities that are SEC filers should adopt the amendments in this ASU for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company does not expect the adoption of ASU 2017-04 to have a material impact on its consolidated financial statements.

Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments in this ASU modify the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. Certain disclosure requirements in Topic 820 are also removed or modified. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Certain of the amendments are to be applied prospectively while others are to be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of ASU 2018-13 to have a material impact on its consolidated financial statements.

Financial Instruments – Credit Losses – Derivatives and Hedging In April 2019, the FASB issued ASU 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” This ASU clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement including improvements resulting from various Transition Resource Group (TRG) Meetings. The effective date of each of the amendments depends on the adoption date of ASU 2016-01, ASU 2016-03, and ASU 2017-12. The Company is currently assessing the impact that ASU 2019-04 will have on its consolidated financial statements.

Financial Instruments – Credit Losses – Targeted Transition Relief In May 2019, the FASB issued ASU 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20 with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently measure those instruments at fair value with changes in fair value flowing through earnings. The effective date and transition methodology for the amendments in ASU 2019-05 are the same as in ASU 2016-13. The Company is currently assessing the impact that ASU 2019-05 will have on its consolidated financial statements.

Financial Instruments—Credit Losses - Measurement of Credit Losses on Financial Instruments In November 2019, the FASB issued ASU 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” This ASU addresses issues raised by stakeholders during the implementation of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as PCD assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowances for available-for-sale debt securities. The ASU includes effective dates and transition requirements that vary depending on whether or not an entity has already adopted ASU 2016-13. The Company is currently assessing the impact that ASU 2019-11 will have on its consolidated financial statements.

Simplifying the Accounting for Income Taxes In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that ASU 2019-12 will have on its consolidated financial statements.

Note 2 – Securities

The amortized cost and fair values of securities available for sale as of December 31, 2019 and December 31, 2018 are as follows:

December 31, 2019	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	(Losses)	Value
	(in thousands)
U.S. Government agencies	$15,000	$—	$(48)	$14,952
Corporate bonds	7,469	—	—	7,469
Mortgage-backed securities/CMOs	71,970	76	(314)	71,732
Municipal bonds	19,656	282	(50)	19,888

Total Securities Available for Sale	$114,095	$358	$(412)	$114,041

December 31, 2018	Amortized	Gross Unrealized	Gross Unrealized	Fair
	Cost	Gains	(Losses)	Value
	(in thousands)
U.S. Government agencies	$19,500	$—	$(526)	$18,974
Mortgage-backed securities/CMOs	25,901	1	(839)	25,063
Municipal bonds	17,608	12	(265)	17,355

Total Securities Available for Sale	$63,009	$13	$(1,630)	$61,392

All mortgage-backed securities included in the above tables were issued by U.S. government agencies and corporations. At December 31, 2019, the securities issued by political subdivisions or agencies were highly rated with 87% of the municipal bonds having AA or higher ratings. Approximately 84% of the municipal bonds are general obligation bonds with issuers that are geographically diverse. The Company held one short-term corporate bond in the amount of $7.5 million as of December 31, 2019 which matures in March 2020. The Company does not hold any derivative instruments.

Marketable equity securities consist of nominal investments made by the Company in equity positions of various community banks and bank holding companies and are reported in other assets on the consolidated balance sheet.

There were no securities classified as held to maturity as of December 31, 2019 or December 31, 2018.

Restricted securities are securities with limited marketability and consist of stock in the FRB, FHLB and CBBFC totaling $1.7 million as of December 31, 2019 and December 31, 2018, respectively. These restricted securities are carried at cost as they are not permitted to be traded.

For the year ended December 31, 2019, proceeds from the sales of securities amounted to $21.1 million, and gross realized gain on these securities were $71,000. (An additional $3,000 gain was realized from a call of a security during 2019.) For the year ended December 31, 2018, there were no sales of securities.

Securities pledged to secure deposits, and for other purposes required by law, had carrying values of $5.0 million at December 31, 2019 and $18.0 million at December 31, 2018. The decrease in the amount of pledged securities resulted from the elimination of the repurchase agreement program effective December 31, 2018, thereby eliminating the need to pledge collateral for such deposits.

Year-end securities with unrealized losses, segregated by length of time in a continuous unrealized loss position, were as follows:

December 31, 2019
	Less than 12 Months		12 Months or more		Total
	(in thousands)
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agencies	$9,957	$(43)	$1,995	$(5)	$11,952	$(48)
Mortgage-backed/CMOs	39,061	(228)	7,716	(86)	46,777	(314)
Municipal bonds	5,922	(50)	—	—	5,922	(50)

	$54,940	$(321)	$9,711	$(91)	$64,651	$(412)

December 31, 2018
	Less than 12 Months		12 Months or more		Total
	(in thousands)
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agencies	$—	$—	$18,974	$(526)	$18,974	$(526)
Mortgage-backed/CMOs	—	—	24,657	(839)	24,657	(839)
Municipal bonds	4,983	(34)	10,722	(231)	15,705	(265)

	$4,983	$(34)	$54,353	$(1,596)	$59,336	$(1,630)

As of December 31, 2019, there were $64.7 million, or forty-three issues, of individual securities in a loss position. These securities had an unrealized loss of $412,000 and consisted of thirty-one mortgage-backed/CMOs, eight municipal bonds, and four Agency notes.

The Company’s securities portfolio is primarily made up of fixed rate bonds, whose prices move inversely with interest rates. Any unrealized losses are largely due to increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. At the end of any accounting period, the portfolio may have both unrealized gains and losses. Management does not believe any of the securities in an unrealized loss position are impaired due to credit quality and does not intend to sell or believe it will be required to sell any of the securities before recovery of the amortized cost basis. Accordingly, as of December 31, 2019, management believes the impairments detailed in the table above are temporary, and no impairment loss has been realized in the Company’s consolidated income statements.

The amortized cost and fair value of available for sale debt securities at December 31, 2019 are presented below based upon contractual maturities, by major investment categories. Expected maturities may differ from contractual maturities because issuers have the right to call or prepay obligations.

(in thousands)	Amortized Cost	Fair Value
U.S. Government agencies
One year or less	$2,000	$1,995
After one year to five years	13,000	12,957

	$15,000	$14,952

Corporate bonds
One year or less	$7,469	$7,469

	$7,469	$7,469

Mortgage-backed securities/CMOs
After five years to ten years	$15,812	$15,764
Ten years or more	56,158	55,968

	$71,970	$71,732

Municipal bonds
One year or less	$500	$500
After one year to five years	1,045	1,064
After five years to ten years	6,559	6,662
Ten years or more	11,552	11,662

	$19,656	$19,888

Total Debt Securities Available for Sale	$114,095	$114,041

Note 3 – Loans

The composition of the loan portfolio by loan classification appears below.

(in thousands)	December 31,	December 31,
	2019	2018
Commercial
Commercial and industrial - organic	$38,843	$41,526
Commercial and industrial - government guaranteed	35,347	31,367
Commercial and industrial - syndicated	6,398	12,134

Total commercial and industrial	80,588	85,027

Real estate construction and land
Residential construction	2,197	1,552
Commercial construction	6,880	5,078
Land and land development	8,063	10,894

Total construction and land	17,140	17,524

Real estate mortgages
1-4 family residential, first lien, investment	44,099	40,311
1-4 family residential, first lien, owner occupied	20,671	16,775
1-4 family residential, junior lien	2,520	3,169
1-4 family residential - purchased	33,428	18,647
Home equity lines of credit, first lien	10,268	8,325
Home equity lines of credit, junior lien	9,671	10,912
Farm	8,808	10,397
Multifamily	27,093	27,328
Commercial owner occupied	96,117	93,800
Commercial non-owner occupied	118,561	123,214

Total real estate mortgage	371,236	352,878

Consumer
Consumer revolving credit	20,081	21,540
Consumer all other credit	5,741	5,530
Student loans purchased	44,747	54,691

Total consumer	70,569	81,761

Total loans	539,533	537,190
Less: Allowance for loan losses	(4,209)	(4,891)

Net loans	$535,324	$532,299

The balances in the table above include unamortized premiums and net deferred loan costs and fees. Unamortized premiums on loans purchased were $2.5 million as of both December 31, 2019 and 2018. Net deferred loan costs (fees) totaled $100,000 and $129,000 as of December 31, 2019 and 2018, respectively.

Loan origination/risk management. The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and the Board of Directors approves lending policies on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and nonperforming and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are reported in three classes. Organic loans are originated by the Bank’s commercial lenders. Government guaranteed loan balances represent the guaranteed portion of loans which the Company purchased that are 100% guaranteed by either the United States Department of Agriculture (“USDA”) or the Small Business Administration (“SBA”); the originating institution holds the unguaranteed portion of each loan and services it. Syndicated loans, also referred to as shared national credits, are purchased from national lending correspondents. The government guaranteed loans and the shared national credits are typically purchased at a premium. In the event of early prepayment, the Bank may need to write off any unamortized premium.

Both organic and syndicated loans are underwritten according to the Bank’s loan policies. The Company has developed policies to limit overall credit exposure to the syndicated market as a whole and to each borrower. The Bank’s loan policies for underwriting syndicated loans are based on the “Interagency Guidance on Leveraged Lending” applicable to national banks supervised by the OCC.

Organic commercial and industrial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. Management examines current and projected cash flows to determine the ability of borrowers to repay their obligations as agreed. Commercial and industrial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. The cash flows of borrowers, however, may not be as expected, and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable, inventory or marketable securities and may incorporate personal guarantees; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Real estate construction and land loans consist primarily of loans for the purchase or refinance of unimproved lots or raw land. Additionally, the Company finances the construction of real estate projects typically where the permanent mortgage will remain with the Company. Specific underwriting guidelines are delineated in the Bank’s loan policies.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those specific to real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is generally largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. Management monitors and evaluates commercial real estate loans based on cash flows, collateral, geography and risk grade criteria. As a general rule, the Company avoids financing projects where the source of repayment is dependent upon the sale or operation of the collateral, unless other underwriting factors are present to help mitigate risk.

Residential mortgages include consumer purpose 1-4 family residential properties and home equity loans, as well as investor-owned residential real estate. The Company has purchased two packages of 1-4 family residential mortgages, one in December of 2018 and a second package in November of 2019. Each of the adjustable rate loans purchased were individually underwritten by the Company prior to the closing of the sale. As of December 31, 2019, the balance in both packages totaled approximately $33.4 million. Consumer purpose loans have underwriting standards that are heavily influenced by statutory requirements, which include, but are not limited to, documentation requirements, limits on maximum loan-to-value percentages, and collection remedies. Loans to finance 1-4 family investment properties are primarily dependent upon rental income generated from the property and secondarily supported by the borrower’s personal income. The Company typically originates residential mortgages with the intention of retaining in its portfolio adjustable-rate mortgages and shorter-term, fixed-rate loans. The Company also originates longer-term, fixed rate loans, which are sold to secondary mortgage market correspondents.

Consumer loans are generally small loans spread across many borrowers and are underwritten after determining the ability of the consumer borrower to repay their obligations as agreed. The underwriting standards are heavily influenced by statutory requirements, which include, but are not limited to, documentation requirements and collection remedies. Consumer loans may be secured or unsecured and are comprised of revolving lines, installment loans and other consumer loans. Included in consumer loans are student loan packages that were purchased beginning in 2015. Along with the purchase of these student loans, the Company purchased surety bonds to fully insure this portion of the Company’s consumer portfolio. ReliaMax Surety Company (“ReliaMax Surety”), the South Dakota insurance company which issued surety bonds for the student loan pool, was placed into liquidation due to insolvency on June 27, 2018, and the surety bonds terminated on July 27, 2018. Deposit account overdrafts are included in the consumer loan balances and totaled $197,000 and $26,000 at December 31, 2019 and 2018, respectively.

Independent loan review on a portion of the loan portfolio is performed by an independent loan review firm that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Audit and Compliance Committee of the Board. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company’s policies and procedures.

Concentrations of credit. Most of the Company’s lending activity occurs within the Commonwealth of Virginia, predominantly in the Company’s primary markets and surrounding areas. The majority of the Company’s loan portfolio consists of commercial real estate loans. The Company manages this risk by using specific underwriting policies and procedures for these types of loans and by avoiding excessive concentrations to any one business or industry.

Related party loans. In the ordinary course of business, the Company has granted loans to certain directors, principal officers and their affiliates (collectively referred to as “related party loans”). Activity in related party loans during 2019 and 2018 is presented in the following table.

(in thousands)	2019	2018
Balance outstanding at beginning of year	$21,404	$21,443
Principal additions	225	2,199
Principal reductions	(1,329)	(2,238)

Balance outstanding at end of year	$20,300	$21,404

Past due, non-accrual and charged-off loans. Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due.

Loans are placed on non-accrual status when, in management’s opinion, the borrower may be unable to meet payment obligations as they become due. In determining whether or not a borrower may be unable to meet payment obligations for each class of loans, the Company considers the borrower’s debt service capacity through the analysis of current financial information, if available, and/or current information with regards to the Company’s collateral position. Regulatory provisions generally require a loan to be placed on non-accrual status if (i) principal or interest has been in default for a period of 90 days or more unless the loan is both well secured and in the process of collection or (ii) full payment of principal and interest is not expected. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income on non-accrual loans is recognized only to the extent that cash payments are received in excess of principal due. A loan may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future principal and interest amounts contractually due are reasonably assured, which is typically evidenced by a sustained period (at least six months) of repayment performance by the borrower.

Loans are charged off when 120 days past due. Smaller, unsecured consumer loans, including the student loan portfolio, are typically charged-off when management judges such loans to be uncollectible or the borrowers file for bankruptcy; these loans are generally not placed in non-accrual status prior to charge-off. The Company has contracted with a third party to proactively manage the collections of past due student loans; this third party has extensive experience and specializes in this type of asset management.

Student loans purchased which were 120 or more days past due as of July 27, 2018, were placed in non-accrual based on the loss of insurance on these loans. The Company filed claims for these non-accrual loans with the liquidator of ReliaMax Surety, which issued surety bonds on the student loan portfolio. In the fourth quarter of 2019, the Company collected $311,000 in principal and $9,000 toward interest outstanding on those claims approved by the liquidator.

Non-accrual loans are shown below by class:

(in thousands)	December 31, 2019	December 31, 2018
Land and land development	$279	$32
1-4 family residential mortgages, first lien, owner occupied	—	82
Student loans purchased	—	445
Commercial and industrial - organic	20	56

Total nonaccrual loans	$299	$615

The following tables show the aging of past due loans as of December 31, 2019 and December 31, 2018.

Past Due Aging as of December 31, 2019	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days Past Due and Still Accruing
(in thousands)
Commercial loans
Commercial and industrial - organic	$604	$20	$—	$624	$38,219	$38,843	$—
Commercial and industrial - government guaranteed	—	—	548	548	34,799	35,347	548
Commercial and industrial - syndicated	—	—	—	—	6,398	6,398	—
Real estate construction and land
Residential construction	—	—	—	—	2,197	2,197	—
Commercial construction	—	—	—	—	6,880	6,880	—
Land and land development	1	—	280	281	7,782	8,063	14
Real estate mortgages
1-4 family residential, first lien, investment	188	—	—	188	43,911	44,099	—
1-4 family residential, first lien, owner occupied	—	123	—	123	20,548	20,671	—
1-4 family residential, junior lien	—	—	—	—	2,520	2,520	—
1-4 family residential - purchased	501	158	—	659	32,769	33,428	—
Home equity lines of credit, first lien	—	—	—	—	10,268	10,268	—
Home equity lines of credit, junior lien	—	—	—	—	9,671	9,671	—
Farm	—	—	—	—	8,808	8,808	—
Multifamily	—	—	—	—	27,093	27,093	—
Commercial owner occupied	—	—	—	—	96,117	96,117	—
Commercial non-owner occupied	—	—	—	—	118,561	118,561	—
Consumer loans
Consumer revolving credit	20	—	—	20	20,061	20,081	—
Consumer all other credit	43	—	—	43	5,698	5,741	—
Student loans purchased	697	218	209	1,124	43,623	44,747	209

Total Loans	$2,054	$519	$1,037	$3,610	$535,923	$539,533	$771

Past Due Aging as of December 31, 2018	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days Past Due and Still Accruing
(in thousands)
Commercial loans
Commercial and industrial - organic	$50	$172	$—	$222	$41,304	$41,526	$—
Commercial and industrial - government guaranteed	—	—	548	548	30,819	31,367	548
Commercial and industrial - syndicated	—	—	—	—	12,134	12,134	—
Real estate construction and land
Residential construction	—	—	—	—	1,552	1,552	—
Commercial construction	—	—	—	—	5,078	5,078	—
Land and land development	1	—	15	16	10,878	10,894	15
Real estate mortgages
1-4 family residential, first lien, investment	—	—	—	—	40,311	40,311	—
1-4 family residential, first lien, owner occupied	—	—	—	—	16,775	16,775	—
1-4 family residential, junior lien	—	—	—	—	3,169	3,169	—
1-4 family residential - purchased	954	—	—	954	17,693	18,647	—
Home equity lines of credit, first lien	—	—	—	—	8,325	8,325	—
Home equity lines of credit, junior lien	—	—	—	—	10,912	10,912	—
Farm	—	—	—	—	10,397	10,397	—
Multifamily	—	—	—	—	27,328	27,328	—
Commercial owner occupied	—	—	—	—	93,800	93,800	—
Commercial non-owner occupied	75	—	—	75	123,139	123,214	—
Consumer loans
Consumer revolving credit	—	—	—	—	21,540	21,540	—
Consumer all other credit	4	599	—	603	4,927	5,530	—
Student loans purchased	850	463	754	2,067	52,624	54,691	332

Total Loans	$1,934	$1,234	$1,317	$4,485	$532,705	$537,190	$895

Impaired loans. Loans are considered impaired when, based on current information and events, it is probable the Company will be unable to collect all amounts when due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments. Impairment is evaluated on an individual loan basis. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net of the impairment, using either the present value of estimated future cash flows at the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

Regulatory guidelines require the Company to re-evaluate the fair value of collateral supporting impaired collateral dependent loans on at least an annual basis.

The following tables provide a breakdown by class of the loans classified as impaired loans as of December 31, 2019 and December 31, 2018. These loans are reported at their recorded investment, which is the carrying amount of the loan as reflected on the Company’s balance sheet, net of charge-offs and other amounts applied to reduce the net book balance. Average recorded investment in impaired loans is computed using an average of month-end balances for these loans for the twelve months ended December 31, 2019 and December 31, 2018. Interest income recognized is for the years ended December 31, 2019 and December 31, 2018.

December 31, 2019	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
(in thousands)
Impaired loans without a valuation allowance:
Land and land development	$279	$324	$—	$67	$13
1-4 family residential mortgages, first lien, owner occupied	—	—	—	20	2
1-4 family residential mortgages, junior lien	117	117		122	6
Commercial non-owner occupied real estate	879	879	—	900	48
Commercial and industrial - organic	20	20	—	3	1

Total impaired loans without a valuation allowance	1,295	1,340	—	1,112	70

Impaired loans with a valuation allowance
Student loans purchased	1,184	1,184	21	1,549	86

Total impaired loans with a valuation allowance	1,184	1,184	21	1,549	86

Total impaired loans	$2,479	$2,524	$21	$2,661	$156

December 31, 2018	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
(in thousands)
Impaired loans without a valuation allowance:
Land and land development	$32	$90	$—	$37	$—
1-4 family residential mortgages, first lien, owner occupied	82	127	—	90	—
1-4 family residential mortgages, junior lien	127	127		248	15
Commercial non-owner occupied real estate	923	923	—	947	51

Total impaired loans without a valuation allowance	1,164	1,267	—	1,322	66

Impaired loans with a valuation allowance
Student loans purchased	1,602	1,602	90	1,387	86

Total impaired loans with a valuation allowance	1,602	1,602	90	1,387	86

Total impaired loans	$2,766	$2,869	$90	$2,709	$152

Troubled debt restructurings (“TDRs”) are also considered impaired loans. TDRs occur when the Bank agrees to modify the original terms of a loan by granting a concession that it would not otherwise consider due to the deterioration in the financial condition of the borrower. These concessions are done in an attempt to improve the paying capacity of the borrower, and in some cases to avoid foreclosure, and are made with the intent to restore the loan to a performing status once sufficient payment history can be demonstrated. These concessions could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions.

Based on regulatory guidance on Student Lending, the Company classified 67 of its student loans purchased as TDRs for a total of $1.2 million as of December 31, 2019. The Company classified 66 of its student loans purchased as TDRs for a total of $1.2 million as of December 31, 2018. These borrowers, who should have been in repayment, requested and were granted payment extensions exceeding the maximum lifetime allowable payment forbearance of twelve months (36 months lifetime allowance for military service), as permitted under the regulatory guidance, and are therefore considered restructurings. Student loan borrowers are allowed in-school deferments, plus an automatic six month grace period post in-school status, before repayment is scheduled to begin, and these deferments do not count toward the maximum allowable forbearance. Initially, all student loans were fully insured by a surety bond, and the Company did not expect to experience a loss on these loans. Based on the termination of the surety bond on July 27, 2018 due to the insolvency of the insurer, management has evaluated these loans individually for impairment and included any potential loss in the allowance for loan losses; interest continues to accrue on these TDRs during any deferment and forbearance periods.

The following provides a summary, by class, of modified loans that continue to accrue interest under the terms of the restructuring agreement, which are considered to be performing, and modified loans that have been placed in non-accrual status, which are considered to be nonperforming.

Troubled debt restructurings (TDRs)	December 31, 2019		December 31, 2018
(in thousands)	No. of Loans	Recorded Investment	No. of Loans	Recorded Investment
Performing TDRs
1-4 family residential mortgages, junior lien	1	$117	1	$127
Commercial non-owner occupied real estate	1	879	1	923
Student loans purchased	67	1,184	65	1,157

Total performing TDRs	69	$2,180	67	$2,207

Nonperforming TDRs
Student loans purchased	—	—	1	4
Land and land development	1	$13	1	$19

Total nonperforming TDRs	1	$13	2	$23

Total TDRs	70	$2,193	69	$2,230

A summary of loans shown above that were modified as TDRs during the years ended December 31, 2019 and 2018 is shown below by class. Loans modified as TDRs that were fully paid down, charged-off, or foreclosed upon by period end are not reported. The Post-Modification Recorded Balance reflects any interest or fees from the original loan which may have been added to the principal balance on the new note as a condition of the TDR. Additionally, the Post-Modification Recorded Balance is reported below at the period end balances, inclusive of all partial principal pay downs and principal charge-offs since the modification date.

	During year ended			During year ended
(in thousands)	December 31, 2019			December 31, 2018
	Number of Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance	Number of Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance
Student loans purchased	22	$230	$230	12	$244	$244

Total loans modified during the period	22	$230	$230	12	$244	$244

During the year ended December 31, 2019, there were three loans modified as TDRs that subsequently defaulted which had been modified as TDRs during the twelve months prior to default. These student loans had balances totaling $23,000 prior to being charged off. There was one loan modified as a TDR that subsequently defaulted during the year ended December 31, 2018 and was modified as a TDR during the twelve months prior to default. This student loan had a balance of $33,000 prior to being charged off.

There were no loans secured by 1-4 family residential property that were in the process of foreclosure at either December 31, 2019 or December 31, 2018.

Note 4 – Allowance for Loan Losses

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2019 and 2018 appears below:

(in thousands)	2019	2018
Balance, beginning of period	$4,891	$4,043
Loans charged off	(2,259)	(1,097)
Recoveries	202	72

Net charge-offs	(2,057)	(1,025)
Provision for loan losses	1,375	1,873

Balance, December 31	$4,209	$4,891

Management has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the loan portfolio. For purposes of determining the allowance for loan losses, the Company has segmented certain loans in the portfolio by product type. Within these segments, the Company has sub-segmented its portfolio by classes, based on the associated risks within these classes.

Loan Classes by Segments

Commercial loan segment:
Commercial and industrial - organic
Commercial and industrial - government guaranteed
Commercial and industrial - syndicated

Real estate construction and land loan segment:
Residential construction
Commercial construction
Land and land development

Real estate mortgage loan segment:
1-4 family residential, first lien, investment 1-4 family residential, first lien, owner occupied 1-4 family residential, junior lien 1-4 family residential, first lien - purchased
Home equity lines of credit, first lien
Home equity lines of credit, junior lien
Farm
Multifamily
Commercial owner occupied
Commercial non-owner occupied

Consumer loan segment:
Consumer revolving credit
Consumer all other credit
Student loans purchased

Management utilizes a loss migration model for determining the quantitative risk assigned to unimpaired loans in order to capture historical loss information at the loan level, track loss migration through risk grade deterioration, and increase efficiencies related to performing the calculations. The quantitative risk factor for each loan class primarily utilizes a migration analysis loss method based on loss history for the prior twelve quarters.

The migration analysis loss method is used for all loan classes except for the following:

•	Student loans purchased - On June 27, 2018, the Company was notified that ReliaMax Surety Company (“ReliaMax Surety”), the South Dakota insurance company which issued surety bonds for the student loan pools, was placed into liquidation due to insolvency. As such, the historical charge-off rate on this portfolio is determined by using the Company’s own losses/charge-offs since July 1, 2018, together with prior insurance claim history. For reporting periods prior to June 30, 2018, the Company did not charge off student loans as the insurance covered the past due loans, but the Company did apply qualitative factors to calculate a reserve on these loans, net of the deposit reserve accounts held by the Company for this group of loans.

•	Commercial and industrial government guaranteed loans – These loans require no reserve as these are 100% guaranteed by either the SBA or the USDA.

•

Commercial and industrial syndicated loans - Beginning with the quarter ended September 30, 2016, migration analysis was utilized on the Pass pool. For all other pools, there was not an established loss history; therefore the S&P credit and recovery ratings on the credit facilities were utilized to calculate a three-year weighted average historical default rate. As of December 31, 2019, only migration analysis was utilized since all outstanding syndicated loans at that time were in the Pass pool.

Under the migration analysis method, average loss rates are calculated at the risk grade and class levels by dividing the twelve-quarter average net charge-off amount by the twelve-quarter average loan balances. Qualitative factors are combined with these quantitative factors to arrive at the overall general allowances.

The Company’s internal creditworthiness grading system is based on experiences with similarly graded loans. The Company performs regular credit reviews of the loan portfolio to review the credit quality and adherence to its underwriting standards. Additionally, an independent loan review of a portion of the Company’s loan portfolio is performed periodically.

Loans that trend upward toward more positive risk ratings generally have a lower risk factor associated. Conversely, loans that migrate toward more negative ratings generally will result in a higher risk factor being applied to those related loan balances.

Risk Ratings and Historical Loss Factor Assigned

Excellent

A 0% historical loss factor is applied, as these loans are secured by cash or fully guaranteed by a U.S. government agency and represent a minimal risk. The Company has never experienced a loss within this category.

Good

A 0% historical loss factor is applied, as these loans represent a low risk and are secured by marketable collateral within margin. In an abundance of caution, a nominal loss reserve is applied to these loans. The Company has never experienced a loss within this category.

Pass

A historical loss factor for loans rated “Pass” is applied to current balances of like-rated loans, pooled by class. Loans with the following risk ratings are pooled by class and considered together as “Pass”:

Satisfactory - modest risk loans where the borrower has strong and liquid financial statements and more than adequate cash flow

Average – average risk loans where the borrower has reasonable debt service capacity

Marginal – acceptable risk loans where the borrower has acceptable financial statements but is leveraged

Watch

These loans have an acceptable risk but require more attention than normal servicing. A historical loss factor for loans rated “Watch” is applied to current balances of like-rated loans pooled by class.

Special Mention

These potential problem loans are currently protected but are potentially weak. A historical loss factor for loans rated “Special Mention” is applied to current balances of like-rated loans pooled by class.

Substandard

These problem loans are inadequately protected by the sound worth and paying capacity of the borrower and/or the value of any collateral pledged. These loans may be considered impaired and evaluated on an individual basis. Otherwise, a historical loss factor for loans rated “Substandard” is applied to current balances of all other “Substandard” loans pooled by class.

Doubtful

Loans with this rating have significant deterioration in the sound worth and paying capacity of the borrower and/or the value of any collateral pledged, making collection or liquidation of the loan in full highly questionable. These loans would be considered impaired and are evaluated on an individual basis.

The following represents the loan portfolio designated by the internal risk ratings assigned to each credit at December 31, 2019 and 2018. There were no loans rated “Doubtful” as of either period.

December 31, 2019	Excellent	Good	Pass	Watch	Special Mention	Sub- standard	TOTAL
(in thousands)
Commercial
Commercial and industrial - organic	$6,463	$16,453	$14,257	$1,493	$37	$140	$38,843
Commercial and industrial - government guaranteed	35,347	—	—	—	—	—	35,347
Commercial and industrial - syndicated	—	—	6,398	—	—	—	6,398
Real estate construction
Residential construction	—	—	2,197	—	—	—	2,197
Commercial construction	—	—	6,880	—	—	—	6,880
Land and land development	—	—	7,563	207	—	293	8,063
Real estate mortgages
1-4 family residential, first lien, investment	—	—	39,641	4,076	—	382	44,099
1-4 family residential, first lien, owner occupied	—	—	19,578	1,040	—	53	20,671
1-4 family residential, junior lien	—	—	2,029	33	17	441	2,520
1-4 family residential, first lien - purchased	—	—	33,428	—	—	—	33,428
Home equity lines of credit, first lien	—	—	9,591	677	—	—	10,268
Home equity lines of credit, junior lien	—	—	9,357	232	—	82	9,671
Farm	—	—	6,149	318	—	2,341	8,808
Multifamily	—	—	26,690	403	—	—	27,093
Commercial owner occupied	—	—	86,884	5,928	1,677	1,628	96,117
Commercial non-owner occupied	—	—	116,092	1,558	—	911	118,561
Consumer
Consumer revolving credit	279	19,176	606	20	—	—	20,081
Consumer all other credit	199	5,035	507	—	—	—	5,741
Student loans purchased	—	—	42,598	1,729	211	209	44,747

Total Loans	$42,288	$40,664	$430,445	$17,714	$1,942	$6,480	$539,533

December 31, 2018	Excellent	Good	Pass	Watch	Special Mention	Sub- standard	TOTAL
(in thousands)
Commercial
Commercial and industrial - organic	$3,692	$23,381	$13,993	$264	$28	$168	$41,526
Commercial and industrial - government guaranteed	31,367	—	—	—	—	—	31,367
Commercial and industrial - syndicated	—	—	9,588	—	—	2,546	12,134
Real estate construction
Residential construction	—	—	1,552	—	—	—	1,552
Commercial construction	—	—	5,078	—	—	—	5,078
Land and land development	—	—	9,888	501	—	505	10,894
Real estate mortgages
1-4 family residential, first lien, investment	—	—	36,314	3,607	117	273	40,311
1-4 family residential, first lien, owner occupied	—	—	15,540	1,087	11	137	16,775
1-4 family residential, junior lien	—	—	2,573	58	22	516	3,169
1-4 family residential, first lien - purchased	—	—	18,647	—	—	—	18,647
Home equity lines of credit, first lien	—	—	7,911	414	—	—	8,325
Home equity lines of credit, junior lien	—	—	10,704	97	—	111	10,912
Farm	—	—	8,719	339	—	1,339	10,397
Multifamily	—	—	27,328	—	—	—	27,328
Commercial owner occupied	—	—	86,868	6,932	—	—	93,800
Commercial non-owner occupied	—	—	120,720	1,519	—	975	123,214
Consumer
Consumer revolving credit	44	20,852	644	—	—	—	21,540
Consumer all other credit	263	4,699	535	4	—	29	5,530
Student loans purchased	—	—	51,494	2,401	431	365	54,691

Total Loans	$35,366	$48,932	$428,096	$17,223	$609	$6,964	$537,190

In addition to the historical factors, the adequacy of the Company’s allowance for loan losses is evaluated through reference to eight qualitative factors, listed below and ranked in order of importance:

1)	Changes in national and local economic conditions, including the condition of various market segments;

2)	Changes in the value of underlying collateral;

3)	Changes in volume of classified assets, measured as a percentage of capital;

4)	Changes in volume of delinquent loans;

5)	The existence and effect of any concentrations of credit and changes in the level of such concentrations;

6)	Changes in lending policies and procedures, including underwriting standards;

7)	Changes in the experience, ability and depth of lending management and staff; and

8)	Changes in the level of policy exceptions.

It has been the Company’s experience that the first five factors drive losses to a much greater extent than the last three factors; therefore, the first five factors are weighted more heavily. Qualitative factors are not assessed against loans rated “Excellent” or “Good.”

For each segment and class of loans, management must exercise significant judgment to determine the estimation method that fits the credit risk characteristics of the various segments. Although this evaluation is inherently subjective, qualified management utilizes its significant knowledge and experience related to both the market and history of the Company’s loan losses.

During these evaluations, particular characteristics associated with a segment of the loan portfolio are also considered. These characteristics are detailed below:

•

Commercial loans not secured by real estate carry risks associated with the successful operation of a business, and the repayments of these loans depend on the profitability and cash flows of the business. Additional risk relates to the value of collateral where depreciation occurs and the valuation is less precise.

•

Commercial loans purchased from the syndicated loan market generally represent shared national credits, which are participations in loans or loan commitments that are shared by three or more banks. Included in the Company’s shared national credit portfolio are purchased participations and assignments in leveraged lending transactions. Leveraged lending transactions are generally used to support a merger- or acquisition-related transaction, to back a recapitalization of a company’s balance sheet or to refinance debt. When considering a participation in the leveraged lending market, the Company participates only in first lien senior secured term loans. To further minimize risk, the Company has developed policies to limit overall credit exposure to the syndicated market as a whole, as well as limits by industry and borrower.

•

Loans secured by commercial real estate also carry risks associated with the success of the business and the ability to generate a positive cash flow sufficient to service debts. Real estate security diminishes risks only to the extent that a market exists for the subject collateral.

•

Consumer loans carry risks associated with the continued creditworthiness of the borrower and the value of the collateral, such as automobiles which may depreciate more rapidly than other assets. In addition, these loans may be unsecured. Consumer loans are more likely than real estate loans to be immediately affected in an adverse manner by job loss, divorce, illness or personal bankruptcy. Consumer loans are further segmented into consumer revolving lines, all other consumer loans and student loans purchased.

•

Real estate secured construction loans carry risks that a project will not be completed as scheduled and budgeted and that the value of the collateral may, at any point, be less than the principal amount of the loan. Additional risks may occur if the general contractor, who may not be a loan customer, is unable to finish the project as planned due to financial pressures unrelated to the project.

•

Residential real estate loans carry risks associated with the continued creditworthiness of the borrower and changes in the value of the collateral. In addition, for investor-owned residential real estate, the repayment may be volatile as leases are generally shorter term in nature.

Impaired loans are individually evaluated and, if deemed appropriate, a specific allocation is made for these loans. In reviewing the loans classified as impaired totaling $2.5 million at December 31, 2019, there was $21,000 in valuation allowance on these loans after consideration was given for each borrowing as to the fair value of the collateral on the loan or the present value of expected future cash flows from the customer.

Allowance for Loan Losses Rollforward by Portfolio Segment

As of and for the year ended December 31, 2019

(in thousands)	Commercial Loans	Real Estate Construction and Land	Real Estate Mortgages	Consumer Loans	Total
Allowance for Loan Losses:
Balance as of beginning of year	$811	$119	$2,611	$1,350	$4,891
Charge-offs	(482)	—	—	(1,777)	(2,259)
Recoveries	51	1	14	136	202
Provision for (recovery of) loan losses	(78)	(11)	59	1,405	1,375

Ending Balance	$302	$109	$2,684	$1,114	$4,209

Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$21	$21
Collectively evaluated for impairment	302	109	2,684	1,093	4,188

Loans:
Individually evaluated for impairment	$20	$279	$996	$1,184	$2,479
Collectively evaluated for impairment	80,568	16,861	370,240	69,385	537,054

Ending Balance	$80,588	$17,140	$371,236	$70,569	$539,533

As of and for the year ended December 31, 2018

(in thousands)	Commercial Loans	Real Estate Construction and Land	Real Estate Mortgages	Consumer Loans	Total
Allowance for Loan Losses:
Balance as of beginning of year	$885	$206	$2,730	$222	$4,043
Charge-offs	(75)	—	—	(1,022)	(1,097)
Recoveries	54	—	2	16	72
Provision for (recovery of) loan losses	(53)	(87)	(121)	2,134	1,873

Ending Balance	$811	$119	$2,611	$1,350	$4,891

Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$90	$90
Collectively evaluated for impairment	811	119	2,611	1,260	4,801

Loans:
Individually evaluated for impairment	$—	$32	$1,132	$1,602	$2,766
Collectively evaluated for impairment	85,027	17,492	351,746	80,159	534,424

Ending Balance	$85,027	$17,524	$352,878	$81,761	$537,190

Note 5 – Premises and Equipment

Premises and equipment are summarized as follows:

(in thousands)	December 31, 2019	December 31, 2018
Leasehold improvements	$14,713	$14,594
Building and land	1,215	1,215
Construction and fixed assets in progress	68	434
Furniture and equipment	6,636	6,513
Computer software	2,618	2,305

	$25,250	$25,061
Less: accumulated depreciation and amortization	19,105	18,019

	$6,145	$7,042

Note 6 - Leases

On January 1, 2019, the Company adopted ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term. Payments for leases with terms longer than twelve months are included in the determination of the lease liability.

The implementation of the new standard resulted in recognition of a right-of-use asset and lease liability of $4.3 million at the date of adoption, which is related to the Company’s lease of premises used in operations. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease for a term similar to the length of the lease, including any probable renewal options available. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

At December 31, 2019, the Company had leased certain of its banking and operations offices, or the land on which such offices were built, under operating lease agreements on terms ranging from 1 to 20 years, most with renewal options. Each of the Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations. Refer to Note 12 – Related Party Transactions for information regarding leasing transactions with related parties.

The following tables present information about the Company’s leases (dollars in thousands):

December 31, 2019
Lease liability	$3,604
Right-of-use asset	$3,576
Weighted average remaining lease term	5.04 years
Weighted average discount rate	2.83%

Lease Expense	2019	2018
Operating lease expense	$815	NR	*
Short-term lease expense	137	NR	*

Total lease expense	$952	$913

Cash paid for amounts included in lease liabilities	$788	NR	*

NR* = not required

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows (dollars in thousands):

Undiscounted Cash Flow	December 31, 2019
Twelve months ending December 31, 2020	799
Twelve months ending December 31, 2021	807
Twelve months ending December 31, 2022	768
Twelve months ending December 31, 2023	680
Twelve months ending December 31, 2024	469
Thereafter	354

Total undiscounted cash flows	$3,877
Less: Discount	(273)

Lease liability	$3,604

Note 7 – Intangible Assets

On February 1, 2016 (the “Effective Date”), VNB Wealth purchased the book of business, including interest in the client relationships, (“Purchased Relationships”), from an officer (the “Seller”) of VNB Wealth pursuant to an employment and asset purchase agreement (the “Purchase Agreement”). Prior to becoming an employee of the Company and until the Effective Date of the sale, the Seller provided services to these Purchased Relationships as a sole proprietor. As of January 15, 2016, the fair value of the assets under management associated with the Purchased Relationships totaled $31.5 million. Under the terms of the Purchase Agreement, the Company will receive all future revenue for investment management, advisory, brokerage, insurance, consulting, trust and related services performed for the Purchased Relationships.

The purchase price of $1.2 million was payable over a five year period with the last payment being made in January 2020. During the first quarter of 2016, the Company recognized goodwill and other intangible assets arising from this purchase. As required under ASC Topic 805, “Business Combinations,” using the acquisition method of accounting, below is a summary of the net asset values, as determined by an independent third party, based on the fair value measurements and the purchase price.

The intangible assets identified below will be amortized using a straight line method over the estimated useful life, and the amortized cost will be shown as noninterest expense. In accordance with ASC 350, “Intangibles-Goodwill and Other,” the Company will review the carrying value of indefinite lived goodwill at least annually or more frequently if certain impairment indicators exist.

(dollars in thousands)	Fair Value	% of Total Intangible Assets	Estimated Economic Useful Life
Identified Intangible Assets
Non-Compete Agreement	$103	9.0%	3 years
Customer Relationships Intangible	670	58.5%	10 years

Total Identified Intangible Assets	$773	67.5%

Goodwill	$372	32.5%	Indefinite

Total Intangible Assets	$1,145	100.0%

Through the twelve months ended December 31, 2019, the Company recognized $83,000 in amortization expense from these identified intangible assets with a finite life. The net carrying value of $408,000 will be recognized as amortization expense in future reporting periods through 2026. The following shows the gross and net balance of these intangible assets as of December 31, 2019.

(in thousands)	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Identified Intangible Assets
Non-Compete Agreement	$103	$103	$—
Customer Relationships Intangible	670	262	$408

Total Identified Intangible Assets	$773	$365	$408

As of December 31, 2019, the Company carried a contingent liability of $28,000, representing the net of the fair value of the purchase price, less the first four payments made to the Seller. The remaining annual payment as delineated in the Purchase Agreement was paid from this liability in January 2020.

Note 8 – Deposits

At December 31, 2019, the scheduled maturities of time deposits are as follows:

2020	$84,212
2021	22,231
2022	1,000
2023	928
2024	907

$109,278

The aggregate amount of time deposits with a minimum balance of $250,000 was $38.4 million at December 31, 2019 and $28.0 million at December 31, 2018.

Included in the time deposits reported above are Certificate of Deposit Account Registry Service CDs, known as CDARSTM, whereby depositors can obtain FDIC deposit insurance on account balances of up to $50 million. CDARSTM deposits totaled $13.7 million as of December 31, 2019 and $27.3 million as of December 31, 2018, all of which were reciprocal balances for the Bank’s customers. In May 2018, the “Economic Growth, Regulatory Relief, and Consumer Protection Act” was enacted, which excluded reciprocal CDARS™ deposits for certain banks from brokered deposit treatment up to the lesser of $5 billion or 20% of a bank’s total liabilities. Therefore, the Company’s CDARS™ reciprocal deposits as of December 31, 2019 and December 31, 2018 were not treated as brokered deposits.

The Company implemented an Insured Cash Sweep® (ICS®) product during 2018. At December 31, 2019, ICS® balances, included in demand deposit and money market account balances, were $19.3 million and $53.6 million, respectively. At December 31, 2018, ICS® balances, included in demand deposit and money market account balances, were $15.8 million and $21.0 million, respectively. Such balances were not treated as brokered deposits.

The company had no deposits to report as brokered deposits as of December 31, 2019 or 2018.

Deposit account overdrafts reported as loans totaled $197,000 and $26,000 at December 31, 2019 and 2018, respectively.

The Company has entered into deposit transactions with certain directors, principal officers and their affiliates (collectively referred to as “related party deposits”), all of which are under the same terms as other customers. The aggregate amount of these related party deposits was $15.4 million and $6.3 million as of December 31, 2019 and 2018, respectively.

Note 9 – Income Taxes

The Company files tax returns in the U.S. federal jurisdiction. With few exceptions, the Company is no longer subject to U.S. federal tax examinations by tax authorities for years prior to 2016.

The Commonwealth of Virginia assesses a Bank Franchise Tax on banks instead of a state income tax. The Bank Franchise Tax expense is reported in noninterest expense, and the calculation of that tax is unrelated to taxable income.

Net deferred tax assets consist of the following components as of year-end:

(in thousands)	2019	2018
Deferred tax assets:
Allowance for loan losses	$884	$1,027
Non-accrual loan interest	4	15
Stock option/grant expense	20	32
Start-up expenses	43	47
Home equity closing costs	24	27
Deferred compensation expense	9	10
Goodwill and other intangible assets	12	14
Lease accounting standard	6	—
Securities available for sale unrealized loss	11	339
Depreciation	477	404

	$1,490	$1,915

Deferred tax liabilities:
Deferred loan costs	21	27

	21	27

Net deferred tax assets	$1,469	$1,888

The provision for income taxes charged to operations for years ended December 31, 2019 and 2018 consists of the following:

(in thousands)	2019	2018
Current tax expense	$1,436	$2,303
Deferred tax expense (benefit)	91	(234)

Provision for income taxes	$1,527	$2,069

The Company’s income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2019 and 2018 due to the following:

(dollars in thousands)	2019	2018
Federal statutory rate	21%	21%

Computed statutory tax expense	$1,726	$2,213
Increase (decrease) in tax resulting from:
Tax-exempt interest income	(62)	(74)
Tax-exempt income from Bank
Owned Life Insurance (BOLI)	(168)	(94)
Stock option expense	10	7
Stock option exercise benefit	(15)	(18)
Other expenses	36	35

Provision for income taxes	$1,527	$2,069

Note 10 – Commitments and Contingent Liabilities

In the normal course of business, there are various outstanding commitments and contingent liabilities, which are not reflected in the accompanying consolidated financial statements. The Company does not anticipate any material loss as a result of these transactions.

As a member of the Federal Reserve System, the Company is required to maintain certain average clearing balances. Those balances include amounts on deposit with the Federal Reserve. For the final weekly reporting period in the years ended December 31, 2019 and December 31, 2018, no daily average required balances were required for either year.

Note 11 – Financial Instruments with Off-Balance Sheet Risk and Credit Risk

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist primarily of commitments to extend credit, such as unfunded lines of credit and standby letters of credit. The Company also treats authorization limits for originating Automated Clearing House (“ACH”) transactions as commitments. In addition to the amounts shown below, the Company has extended commitment letters at December 31, 2019 in the amount of $14.4 million to various borrowers. At December 31, 2018, commitment letters totaled $9.5 million. Commitment letters are done in the normal course of business and typically expire after 120 days. All of these off-balance-sheet instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet, although material losses are not anticipated. The contract or notional amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The totals for financial instruments whose contract amount represents credit risk are shown below:

	Notional Amount
(in thousands)	December 31, 2019	December 31, 2018
Unfunded lines-of-credit	$106,784	$88,323
ACH	18,665	20,131
Letters of credit	5,351	5,744

Total	$130,800	$114,198

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral normally consists of real property.

Standby letters of credit are conditional commitments by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate and bank deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company has approximately $5.9 million in deposits in other financial institutions in excess of amounts insured by the FDIC at December 31, 2019.

Note 12 – Related Party Transactions

From time to time, the Company and its subsidiaries have business dealings with companies owned by directors and beneficial shareholders of the Company. Payments made to these companies that exceeded the disclosure threshold of $120,000 in 2019 are reported below.

In 2019 and 2018, leasing/rental expenditures of $500,000 and $492,000 respectively, (including reimbursements for taxes, insurance, and other expenses) were paid to an entity indirectly owned by a director of the Company.

Note 13 – Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Federal banking regulations also impose regulatory capital requirements on bank holding companies. However, in August 2018, the Federal Reserve Board issued an interim final rule, which was effective August 30, 2018, that expanded its small bank holding company policy statement (the “SBHC Policy Statement”) to bank holding companies with total consolidated assets of less than $3 billion (up from the prior $1 billion threshold). Under the SBHC Policy Statement, qualifying bank holding companies have additional flexibility in the amount of debt they can issue and are also exempt from the Basel III Capital Rules (subsidiary depository institutions of qualifying bank holding companies are still subject to capital requirements). The Company currently has less than $3 billion in total consolidated assets and would likely qualify under the revised SBHC Policy Statement. However, the Company does not currently intend to issue a material amount of debt or take any other action that would cause its capital ratios to fall below the minimum ratios required by the Basel III Capital Rules.

The Basel III regulatory capital rules effective January 1, 2015 required the Company and its subsidiaries to comply with the following new minimum capital ratios: (i) a new common equity Tier 1 capital ratio of 4.50% of risk-weighted assets; (ii) a Tier 1 capital ratio of 6.00% of risk-weighted assets (increased from the prior requirement of 4.00%); (iii) a total capital ratio of 8.00% of risk-weighted assets (unchanged from the prior requirement); and (iv) a leverage ratio of 4.00% of total assets (unchanged from the prior requirement). These were the initial capital requirements.

Beginning January 1, 2016 a capital conservation buffer requirement began to be phased in over a four-year period, beginning at 0.625% of risk-weighted assets and increasing annually to 2.50% at January 1, 2019. Therefore, for the calendar year 2019, this 2.50% buffer effectively results in the minimum(i) common equity Tier 1 capital ratio of 7.0% of risk-weighted assets; (ii) Tier 1 capital ratio of 8.5% of risk-weighted assets; and (iii) total capital ratio of 10.50% of risk-weighted assets. With respect to the Bank, the rules also revised the “prompt corrective action” regulations pursuant to Section 38 of the FDIA. In addition, the new capital requirements for the Bank include changes in the risk weights of assets to better reflect credit risk and other risk exposures.

The Bank’s capital ratios remained well above the levels designated by bank regulators as “well capitalized” at December 31, 2019. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that management believes have changed the institution’s category.

On September 17, 2019 the Federal Deposit Insurance Corporation finalized a rule that introduces an optional simplified measure of capital adequacy for qualifying community banking organizations, referred to as, the community bank leverage ratio (CBLR) framework, as required by the Economic Growth, Regulatory Relief and Consumer Protection Act. The CBLR framework is designed to reduce burden by removing the requirements for calculating and reporting risk-based capital ratios for qualifying community banking organizations that opt into the framework.

In order to qualify for the CBLR framework, a community banking organization must have a tier 1 leverage ratio of greater than 9 percent, less than $10 billion in total consolidated assets, and limited amounts of off-balance-sheet exposures and trading assets and liabilities. A qualifying community banking organization that opts into the CBLR framework and meets all requirements under the framework will be considered to have met the well-capitalized ratio requirements under the Prompt Corrective Action regulations and will not be required to report or calculate risk-based capital.

The CBLR framework will be available for banks to use in their March 31, 2020 Call Report. The Bank has decided not to opt into the CBLR framework.

The Bank calculates its regulatory capital under the Basel III regulatory capital framework. The table below summarizes the Bank’s regulatory capital and related ratios for the periods presented:

December 31, 2019					Minimum
(dollars in thousands)	Actual		Minimum Capital Requirement		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital
(To Risk Weighted Assets)
Bank	$79,058	14.98%	$42,225	8.00%	$52,781	10.00%

Common Equity Tier 1 Capital
(To Risk Weighted Assets)
Bank	$74,819	14.18%	$23,751	4.50%	$34,308	6.50%

Tier 1 Capital
(To Risk Weighted Assets)
Bank	$74,819	14.18%	$31,668	6.00%	$42,225	8.00%

Tier 1 Capital
(To Average Assets)
Bank	$74,819	10.73%	$27,891	4.00%	$34,864	5.00%

December 31, 2018					Minimum
(dollars in thousands)	Actual		Minimum Capital Requirement		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital
(To Risk Weighted Assets)
Bank	$75,491	14.41%	$41,914	8.00%	$52,393	10.00%

Common Equity Tier 1 Capital
(To Risk Weighted Assets)
Bank	$70,570	13.47%	$23,577	4.50%	$34,055	6.50%

Tier 1 Capital
(To Risk Weighted Assets)
Bank	$70,570	13.47%	$31,436	6.00%	$41,914	8.00%

Tier 1 Capital
(To Average Assets)
Bank	$70,570	11.05%	$25,544	4.00%	$31,930	5.00%

Note 14 – Dividend Restrictions

The primary source of funds for the dividends paid by the Company to shareholders is dividends received from the Bank. Federal regulations limit the amount of dividends which the Bank can pay to the Company without obtaining prior approval. The amount of cash dividends that the Bank may pay is limited to current year earnings plus retained net profits for the two preceding years. In addition, dividends paid by the Bank would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

In addition to the regulatory limits, the Company’s Board of Directors, under current policies, will generally only consider a cash dividend payment to shareholders that, when combined with any previous cash dividends paid within the last 12 months, does not exceed 50% of the Bank’s after-tax earnings for the preceding 12-months, or 60% if the previous three quarterly dividends are not within the preceding 12 months.

At December 31, 2019, the maximum amount of retained earnings available to the Bank for cash dividends to the Company was $16,833,000.

Note 15 – Fair Value Measurements

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the “Fair Value Measurements and Disclosures” topic of FASB ASC 825, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in the principal or most advantageous market for the asset or liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –

Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the financial statements:

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

The following tables present the balances measured at fair value on a recurring basis:

		Fair Value Measurements at December 31, 2019 Using:
(in thousands)		Quoted Prices in	Significant
Description	Balance	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
U.S. Government agencies	$14,952	$—	$14,952	$—
Corporate bonds	7,469		7,469
Mortgage-backed securities/CMOs	71,732	—	71,732	—
Municipal bonds	19,888	—	19,888	—

Total securities available for sale	$114,041	$—	$114,041	$—

		Fair Value Measurements at December 31, 2018 Using:
(in thousands)		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Balance	(Level 1)	(Level 2)	(Level 3)
Assets
U.S. Government agencies	$18,974	$—	$18,974	$—
Mortgage-backed securities/CMOs	25,063	—	25,063	—
Municipal bonds	17,355	—	17,355	—

Total securities available for sale	$61,392	$—	$61,392	$—

Certain financial assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or writedowns of individual assets.

The following describes the valuation techniques used by the Company to measure certain financial assets recorded at fair value on a nonrecurring basis in the consolidated financial statements:

Other real estate owned

Other real estate owned is measured at fair value less cost to sell, based on an appraisal conducted by an independent, licensed appraiser outside of the Company (Level 2). If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. Any initial fair value adjustment is charged against the Allowance for Loan Losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense on the Consolidated Statements of Income. The Company had no OREO at December 31, 2019 or December 31, 2018.

Impaired loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with impaired loans can be based on either the observable market price of the loan or the fair value of the collateral. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3.

The value of business equipment is based upon an outside appraisal if deemed significant (Level 2) or the net book value on the applicable business’ financial statements if not considered significant (Level 3). Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3).

Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses in the Consolidated Statements of Income. The Company had $2.5 million and $2.8 million in impaired loans as of December 31, 2019 and December 31, 2018, respectively. All impaired loans were measured based on expected cash flows discounted at the loan’s effective interest rate.

ASC 825, “Financial Instruments,” requires disclosures about fair value of financial instruments for interim periods and excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company uses the exit price notion in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The carrying values and estimated fair values of the Company’s financial instruments are as follows:

		Fair Value Measurements at December 31, 2019 Using:
(in thousands)		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Carrying value	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and cash equivalent	$19,085	$19,085	$—	$—	$19,085
Available for sale securities	114,041	—	114,041	—	114,041
Loans, net	535,324	—	—	523,507	523,507
Bank owned life insurance	16,412	—	16,412	—	16,412
Accrued interest receivable	2,240	—	385	1,855	2,240

Liabilities
Demand deposits and interest-bearing transaction and money market accounts	$511,933	$—	$511,933	$—	$511,933
Certificates of deposit	109,278	—	109,846	—	109,846
Repurchase agreements and other borrowings	—	—	—	—	—
Accrued interest payable	295	—	295	—	295

		Fair Value Measurements at December 31, 2018 Using:
(in thousands)		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Carrying value	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and cash equivalent	$18,874	$18,874	$—	$—	$18,874
Available for sale securities	61,392	—	61,392	—	61,392
Loans, net	532,299	—	—	514,917	514,917
Bank owned life insurance	16,790	—	16,790	—	16,790
Accrued interest receivable	2,100	—	342	1,758	2,100

Liabilities
Demand deposits and interest-bearing transaction and money market accounts	$464,002	$—	$464,002	$—	$464,002
Certificates of deposit	108,531	—	108,323	—	108,323
Repurchase agreements and other borrowings	—	—	—	—	—
Accrued interest payable	243	—	243	—	243

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk; however, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 16 – Other Noninterest Expenses

The Company had the following other noninterest expenses as of the dates indicated:

(in thousands)	For the Year Ended December 31
	2019	2018
ATM, debit and credit card	$190	$207
Bank franchise tax	591	469
Computer software	529	424
Marketing, advertising and promotion	539	715
Professional fees	771	797
Other	2,065	1,943

	$4,685	$4,555

Note 17 – Employee Benefit Plans

The Company has a 401(k) plan available to all employees who are at least 18 years of age. Employees are able to elect the amount to contribute, not to exceed a maximum amount as determined by Internal Revenue Service regulation. The Company matches 100% of the first 6% of employee contributions.

“Vesting” refers to the rights of ownership to the assets in the 401(k) accounts. Matching contributions as well as employee contributions are fully vested immediately.

The Company contributed $342,000 and $304,000 to the 401(k) plan in 2019 and 2018, respectively. These expenses represent the matching contribution by the Company.

Note 18 – Stock Incentive Plans

At the Annual Shareholders Meeting on May 21, 2014, shareholders approved the Virginia National Bankshares Corporation 2014 Stock Incentive Plan (“2014 Plan”). The 2014 Plan makes available up to 275,625 shares of the Company’s common stock, as adjusted by the 5% stock dividend effective July 5, 2019 (the “2019 Stock Dividend”) and the 5% stock dividend effective April 13, 2018 (the “2018 Stock Dividend”), to be issued to plan participants. The 2014 Plan provides for granting of both incentive and nonqualified stock options, as well as restricted stock, unrestricted stock and other stock based awards. No new grants will be issued under the 2005 Plan as this plan has expired.

For all of the Company’s stock incentive plans (the “Plans”), the option price of incentive options will not be less than the fair value of the stock at the time an option is granted. Nonqualified options may be granted at prices established by the Board of Directors, including prices less than the fair value on the date of grant. Outstanding options generally expire in ten years from the grant date. Stock options generally vest by the fourth or fifth anniversary of the date of the grant.

A summary of the shares issued and available under each of the Company’s stock incentive plans (the “Plans”) is shown below as of December 31, 2019. Share data and exercise price range per share have been adjusted to reflect the 2019 Stock Dividend and the 2018 Stock Dividend (collectively, “5% Stock Dividends”) and, with respect to the 2005 Plan, the 15% stock dividend effective June 30, 2011 (together with the 5% Stock Dividends, the “Stock Dividends”).

Although the 2005 Plan has expired and no new grants will be issued under this plan, there were shares issued before the plan expired which are still outstanding as shown below.

	2005 Plan	2014 Plan
Aggregate shares issuable	253,575	275,625
Options issued, net of forfeited and expired options	(59,831)	(96,047)
Unrestricted stock issued	—	(11,535)
Restricted stock grants issued	—	(4,000)
Cancelled due to Plan expiration	(193,744)	—

Remaining available for grant	—	164,043

Stock grants issued and outstanding:
Total vested and unvested shares	—	15,535
Fully vested shares	—	11,535

Option grants issued and outstanding:
Total vested and unvested shares	1,379	79,404
Fully vested shares	1,379	13,171

Exercise price range	$13.69 to $13.69	$27.39 to $42.62

The Company accounts for all of its stock incentive plans under recognition and measurement accounting principles which require that the compensation cost relating to stock-based payment transactions be recognized in the financial statements. Stock-based compensation arrangements for 2019 and prior years include stock options, unrestricted stock and restricted stock. All stock-based payments to employees are required to be valued using a fair value method on the date of grant and expensed based on that fair value over the applicable vesting period.

Stock Options

Changes in the stock options outstanding related to all of the Plans are summarized below. Share and per share data have been adjusted to reflect the 2019 Stock Dividend.

	December 31, 2019
(dollars in thousands except weighted average data)	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1, 2019	86,594	$36.21
Issued	12,420	37.21
Exercised	(5,976)	(17.04)
Expired	(12,255)	(16.56)

Outstanding at December 31, 2019	80,783	$40.76	$51

Options exercisable at December 31, 2019	14,550	$39.52	$33

There was an intrinsic value of $120,000 for the options exercised during the year ended December 31, 2019.

For the years ended December 31, 2019 and 2018, the Company recognized $97,000 and $65,000, respectively, in compensation expense for stock options. As of December 31, 2019, there was $356,000 in unrecognized compensation expense for stock options remaining to be recognized in future reporting periods through 2024. The fair value of any option grant is estimated at the grant date using the Black-Scholes pricing model. There were stock option grants of 12,420 and 65,887 shares, as adjusted to reflect the 5% Stock Dividends, issued during the years ended

December 31, 2019 and 2018, respectively and the fair value on each option granted was estimated based on the assumptions noted in the following table:

	For the year ended	For the year ended
	December 31, 2019	December 31, 2018
Expected volatility[1]	16.86%	15.49%
Expected dividends[2]	3.18%	1.81%
Expected term (in years)[3]	6.50	6.50
Risk-free rate[4]	1.56%	2.85%

[1]	Based on the monthly historical volatility of the Company’s stock price over the expected life of the options.
[2]	Calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant.
[3]	Based on the average of the contractual life and vesting period for the respective option.
[4]	Based upon an interpolated US Treasury yield curve interest rate that corresponds to the contractual life of the option, in effect at the time of the grant.

Summary information pertaining to options outstanding at December 31, 2019, as adjusted for Stock Dividends, is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Options Exercisable	Weighted- Average Exercise Price
$13.69 to $20.00	1,379	3.1 Years	$13.69	1,379	$13.69
$20.01 to $30.00	1,103	7.2 Years	27.39	—	—
$30.01 to $40.00	20,820	9.2 Years	38.14	1,680	39.52
$40.01 to $42.62	57,481	8.4 Years	42.62	11,491	42.62

Total	80,783	8.5 Years	$40.76	14,550	$39.52

Stock Grants

On February 20, 2019, a total of 11,535 shares of unrestricted stock, as adjusted for the 2019 Stock Dividend, were granted to non-employee directors and certain members of executive management for services to be provided during the year ended December 31, 2019. The total expense for these shares of $425,000 was recognized in 2019. There were no unrestricted stocks grants awarded in or outstanding in 2018 and no expense associated with unrestricted stock grants in 2018.

In addition, 4,000 shares of restricted stock were granted later in 2019 to certain members of executive management with an associated expense of $12,000 taken in 2019. As of December 31, 2019, there was $132,000 in unrecognized compensation expense for restricted stock grants remaining to be recognized in future reporting periods through 2023.

There were no restricted stock grants awarded in or outstanding throughout 2018 and no associated restricted stock grant expense for 2018.

	December 31, 2019
(dollars in thousands except weighted average data)	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Outstanding at January 1, 2019	—	$—
Issued	15,535	36.63	$586
Vested	(11,535)	36.85	(435)

Nonvested at December 31, 2019	4,000	$36.00	$151

Note 19 – Net Income per Share

On June 13, 2019, the Board of Directors approved a stock dividend of five percent (5%) on the outstanding shares of common stock of the Company (or .05 share for each share outstanding) which was issued on July 5, 2019 to all shareholders of record as of the close of business on June 26, 2019. On March 16, 2018, the Board of Directors approved a stock dividend of five percent (5%) on the outstanding shares of common stock of the Company (or .05 share for each share outstanding) which was issued on April 13, 2018 to all shareholders of record as of the close of business on April 3, 2018. Shareholders received cash in lieu of any fractional shares that they otherwise would have been entitled to receive in connection with the stock dividend. The price paid for fractional shares was based on the volume-weighted average price of a share of common stock for the most recent three (3) days prior to the record date during which a trade of the Company’s stock occurred.

For the following table, share and per share data have been adjusted to reflect the 5% Stock Dividends. The table shows the weighted average number of shares used in computing net income per common share and the effect on the weighted average number of shares of diluted potential common stock for the years ended December 31, 2019 and 2018. Potential dilutive common stock equivalents have no effect on net income available to the Company’s shareholders. The weighted average shares below as of December 31, 2019 include 4,000 shares of restricted stock that have not yet vested. No shares of restricted stock were outstanding as of December 31, 2018. The recipients of nonvested restricted shares have full voting and dividend rights.

(dollars in thousands)	Net Income	Weighted Average Shares	Per Share Amount
December 31, 2019
Basic net income per share	$6,689	2,686,866	$2.49
Effect of dilutive stock options		3,111	—

Diluted net income per share	$6,689	2,689,977	$2.49

December 31, 2018
Basic net income per share	$8,470	2,666,902	$3.18
Effect of dilutive stock options		18,977	(0.03)

Diluted net income per share	$8,470	2,685,879	$3.15

In 2019 and 2018, stock options representing 78,301 and 62,750 average shares, respectively, were not included in the calculation of net income per share, as their effect would have been antidilutive.

Note 20 – Other Comprehensive Income

A component of the Company’s comprehensive income, in addition to net income from operations, is the recognition of the realized gains and losses on AFS securities, net of income taxes. Reclassifications of unrealized gains and losses on AFS securities are reported in the income statement as “Gains (losses) on sales and calls” with the corresponding income tax effect reflected as a component of income tax expense. Amounts reclassified out of accumulated other comprehensive income (loss) are presented below:

(in thousands)	December 31, 2019	December 31, 2018
Available-for-sale securities:
Realized gains on sales and calls of securities	$74	$—
Tax effect	(16)	—

Realized gains, net of tax	$58	$—

Note 21 – Segment Reporting

Virginia National Bankshares Corporation has four reportable segments. Each reportable segment is a strategic business unit that offers different products and services. They are managed separately, because each segment appeals to different markets and, accordingly, require different technology and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies provided earlier in this report.

The four reportable segments are:

•

Bank - The commercial banking segment involves making loans and generating deposits from individuals, businesses and charitable organizations. Loan fee income, service charges from deposit accounts, and other non-interest-related fees, such as fees for debit cards and ATM usage and fees for treasury management services, generate additional income for the Bank segment.

•

Sturman Wealth Advisors – Sturman Wealth Advisors, formerly known as VNB Investment Services, offers wealth management and investment advisory services. Revenue for this segment is generated primarily from investment advisory and financial planning fees, with a small and decreasing portion attributable to brokerage commissions.

•

VNB Trust and Estate Services – VNB Trust and Estate Services offers corporate trustee services, trust and estate administration, IRA administration and custody services. Revenue for this segment is generated from administration, service and custody fees, as well as management fees which are derived from Assets Under Management. Investment management services currently are offered through in-house and third-party managers. In addition, royalty income, in the form of fixed and incentive fees, from the sale of Swift Run Capital Management, LLC in 2013 is reported as income of VNB Trust and Estate Services. More information on royalty income and the related sale can be found under Note 1 - Summary of Significant Accounting Policies.

•

Masonry Capital - Masonry Capital offers investment management services for separately managed accounts and a private investment fund employing a value-based, catalyst-driven investment strategy. Revenue for this segment is generated from management fees which are derived from Assets Under Management and incentive income which is based on the investment returns generated on performance-based Assets Under Management.

A management fee for administrative and technology support services provided by the Bank is allocated to the non-bank segments. For both the years ended December 31, 2019 and 2018, management fees of $100,000 were charged to the non-bank segments and eliminated in consolidated totals.

Segment information for the years ended, December 31, 2019, and 2018 is shown in the following tables. Note that asset information is not reported below, as the assets previously allocated to VNB Wealth are reported at the Bank level subsequent to the merger of VNBTrust, National Association, into the Bank effective July 1, 2018; also, assets specifically allocated to the VNB Wealth lines of business are insignificant and are no longer provided to the chief operating decision maker.

2019 (in thousands)	Bank	Sturman Wealth Advisors	VNB Trust & Estate Services	Masonry Capital	Consolidated
Net interest income	$21,924	$—	$—	$—	$21,924
Provision for loan losses	1,375	—	—	—	1,375
Noninterest income	3,231	605	1,284	431	5,551
Noninterest expense	15,427	591	1,170	696	17,884

Income before income taxes	8,353	14	114	(265)	8,216
Provision for income taxes	1,555	3	24	(55)	1,527

Net income (loss)	$6,798	$11	$90	$(210)	$6,689

Prior to January 1, 2019, Virginia National Bankshares Corporation had two reportable segments, the Bank and VNB Wealth.

2018 (in thousands)	Bank	VNB Wealth	Consolidated
Net interest income	$22,823	$73	$22,896
Provision for loan losses	1,873	—	1,873
Non-interest income	2,715	2,815	5,530
Non-interest expense	13,876	2,138	16,014

Income before income taxes	9,789	750	10,539
Provision for income taxes	1,911	158	2,069

Net income	$7,878	$592	$8,470

Note 22 – Condensed Parent Company Financial Statements

Condensed financial statements pertaining only to the Parent Company are presented below. The investment in subsidiary is accounted for using the equity method of accounting.

Cash dividend payments authorized by the Bank’s Board of Directors were paid to the Parent Company in 2019 and 2018, totaling $3.4 million and $2.3 million, respectively.

The payment of dividends by the Bank is restricted by various regulatory limitations. Banking regulations also prohibit extensions of credit to the parent company unless appropriately secured by assets. For more detail on dividends, see Note 14 – Dividend Restrictions.

Condensed Parent Company Only

BALANCE SHEETS

	December 31, 2019	December 31, 2018
	(in thousands)
ASSETS
Cash and due from banks	$1,256	$1,146
Investment securities	65	65
Investments in subsidiaries	75,365	70,142
Other assets	262	182

Total assets	$76,948	$71,535

LIABILITIES & SHAREHOLDERS’ EQUITY
Other liabilities	$841	$793
Stockholders’ equity	76,107	70,742

Total liabilities and stockholders’ equity	$76,948	$71,535

STATEMENTS OF INCOME

	For the years ended
	December 31, 2019	December 31, 2018
	(in thousands)
Dividends from subsidiary	$3,400	$2,250
Noninterest expense	842	429

Income before income taxes	$2,558	$1,821
Income tax (benefit)	(162)	(79)

Income before equity in undistributed earnings of subsidiaries	$2,720	$1,900
Equity in undistributed earnings of subsidiaries	3,969	6,570

Net income	$6,689	$8,470

Condensed Parent Company Only (Continued)

STATEMENTS OF CASH FLOWS

	For the years ended
	December 31, 2019	December 31, 2018
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,689	$8,470
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(3,969)	(6,570)
Deferred tax expense	(16)	4
Stock option & stock grant expense	534	65
Decrease (increase) in other assets	(64)	144
Increase (decrease) in other liabilities	3	(5)

Net cash provided by operating activities	3,177	2,108

CASH FLOWS FROM INVESTING ACTIVITIES
Capital contribution to subsidiary	(20)	—

Net cash used in investing activities	(20)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from stock options exercised	102	268
Cash payment for stock dividend fractional shares	(5)	—
Dividends paid	(3,144)	(2,466)

Net cash used in financing activities	(3,047)	(2,198)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	110	(90)

CASH AND CASH EQUIVALENTS
Beginning of period	1,146	1,236

End of period	$1,256	$1,146

VIRGINIA NATIONAL BANKSHARES CORPORATION

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except per share data)

	September 30, 2020	December 31, 2019*
	(Unaudited)
ASSETS
Cash and due from banks	$11,399	$14,908
Federal funds sold	273	4,177
Securities:
Available for sale, at fair value	141,245	114,041
Restricted securities, at cost	3,436	1,683

Total securities	144,681	115,724
Loans	636,935	539,533
Allowance for loan losses	(5,334)	(4,209)

Loans, net	631,601	535,324
Premises and equipment, net	5,444	6,145
Bank owned life insurance	16,739	16,412
Goodwill	372	372
Other intangible assets, net	357	408
Accrued interest receivable and other assets	10,092	9,157

Total assets	$820,958	$702,627

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Demand deposits:
Noninterest-bearing	$190,204	$166,975
Interest-bearing	135,569	122,994
Money market and savings deposit accounts	270,653	221,964
Certificates of deposit and other time deposits	98,095	109,278

Total deposits	694,521	621,211
Advances from the FHLB	40,000	—
Accrued interest payable and other liabilities	5,980	5,309

Total liabilities	740,501	626,520

Commitments and contingent liabilities
Shareholders’ equity:
Preferred stock, $2.50 par value, 2,000,000 shares authorized, no shares outstanding	—	—
Common stock, $2.50 par value, 10,000,000 shares authorized; 2,714,273 (including 25,268 nonvested) shares issued and outstanding as of September 30, 2020 and 2,692,005 (including 4,000 nonvested) shares issued and outstanding as of December 31, 2019	6,722	6,720
Capital surplus	32,377	32,195
Retained earnings	40,158	37,235
Accumulated other comprehensive income (loss)	1,200	(43)

Total shareholders’ equity	80,457	76,107

Total liabilities and shareholders’ equity	$820,958	$702,627

*	Derived from audited Consolidated Financial Statements

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share data)

(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Interest and dividend income:
Loans, including fees	$6,175	$6,021	$18,202	$18,223
Federal funds sold	3	174	98	267
Investment securities:
Taxable	412	291	1,150	789
Tax exempt	159	64	326	221
Dividends	22	29	70	86

Total interest and dividend income	6,771	6,579	19,846	19,586

Interest expense:
Demand and savings deposits	383	531	1,468	1,375
Certificates and other time deposits	306	574	1,166	1,619
Repurchase agreements and other borrowings	35	—	35	89

Total interest expense	724	1,105	2,669	3,083

Net interest income	6,047	5,474	17,177	16,503
Provision for (recovery of) loan losses	224	(120)	1,367	500

Net interest income after provision for (recovery of) loan losses	5,823	5,594	15,810	16,003

Noninterest income:
Wealth management fees	263	377	801	1,126
Advisory and brokerage income	175	159	516	451
Royalty income	16	5	87	13
Deposit account fees	162	192	484	565
Debit/credit card and ATM fees	144	191	435	537
Earnings/increase in value of bank owned life insurance	111	111	327	687
Fees on mortgage sales	—	43	77	129
Gains on sales of securities	91	7	734	71
Loan swap fee income	344	116	977	151
Other	119	126	282	356

Total noninterest income	1,425	1,327	4,720	4,086

Noninterest expense:
Salaries and employee benefits	2,322	2,268	7,004	6,800
Net occupancy	501	450	1,405	1,373
Equipment	134	85	401	316
Data processing	302	341	968	987
Merger expenses	549	—	549	—
Settlement of claims	—	160	—	460
Other	1,127	1,257	3,555	3,721

Total noninterest expense	4,935	4,561	13,882	13,657

Income before income taxes	2,313	2,360	6,648	6,432
Provision for income taxes	443	463	1,286	1,174

Net income	$1,870	$1,897	$5,362	$5,258

Net income per common share, basic	$0.69	$0.71	$1.98	$1.96
Net income per common share, diluted	$0.69	$0.71	$1.98	$1.96

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands)

(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Net income	$1,870	$1,897	$5,362	$5,258

Other comprehensive income

Unrealized gain on securities, net of tax of $81 and $484 for the three and nine months ended September 30, 2020; and net of tax of $29 and $372 for the three and nine months ended September 30, 2019	309	106	1,823	1,396

Reclassification adjustment for realized gains on sales of securities, net of tax of ($19) and ($154) for the three and nine months ended September 30, 2020; and net of tax of ($1) and ($15) for the three and nine months ended September 30, 2019	(72)	(6)	(580)	(56)

Total other comprehensive income	237	100	1,243	1,340

Total comprehensive income	$2,107	$1,997	$6,605	$6,598

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020 AND 2019

(Dollars in thousands, except per share data)

(Unaudited)

				Accumulated
				Other
	Common	Capital	Retained	Comprehensive
	Stock	Surplus	Earnings	Income (Loss)	Total
Balance, December 31, 2018	$6,359	$27,013	$38,647	$(1,277)	$70,742
Stock options exercised	14	88	—	—	102
Stock option expense	—	24	—	—	24
Unrestricted stock grants	27	397	—	—	424
Cash dividends declared ($0.30 per share)	—	—	(767)	—	(767)
Net income	—	—	1,246	—	1,246
Other comprehensive income	—	—	—	754	754

Balance, March 31, 2019	$6,400	$27,522	$39,126	$(523)	$72,525

Stock option expense	—	23	—	—	23
Stock dividend distributable *	320	4,593	(4,913)	—	—
Cash dividends declared ($0.30 per share)	—	—	(806)	—	(806)
Net income	—	—	2,115	—	2,115
Other comprehensive income	—	—	—	486	486

Balance, June 30, 2019	$6,720	$32,138	$35,522	$(37)	$74,343

Stock option expense	—	24	—	—	24
Stock grants	—	3	—	—	3
Cash in lieu of fractional shares	—	(5)	—	—	(5)
Cash dividends declared ($0.30 per share)	—	—	(808)	—	(808)
Net income	—	—	1,897	—	1,897
Other comprehensive income	—	—	—	100	100

Balance, September 30, 2019	$6,720	$32,160	$36,611	$63	$75,554

Balance, December 31, 2019	$6,720	$32,195	$37,235	$(43)	$76,107
Stock option expense	—	24	—	—	24
Restricted stock grant expense	—	15	—	—	15
Cash dividends declared ($0.30 per share)	—	—	(811)	—	(811)
Net income	—	—	1,404	—	1,404
Other comprehensive loss	—	—	—	(448)	(448)

Balance, March 31, 2020	$6,720	$32,234	$37,828	$(491)	$76,291

Stock option expense	—	34	—	—	34
Restricted stock grant expense	—	39	—	—	39
Cash dividends declared ($0.30 per share)	—	—	(814)	—	(814)
Net income	—	—	2,088	—	2,088
Other comprehensive income	—	—	—	1,454	1,454

Balance, June 30, 2020	$6,720	$32,307	$39,102	$963	$79,092

Stock option expense	—	30	—	—	30
Restricted stock grant expense	—	42	—	—	42
Vested stock grants	2	(2)	—	—	—
Cash dividends declared ($0.30 per share)	—	—	(814)	—	(814)
Net income	—	—	1,870	—	1,870
Other comprehensive income	—	—	—	237	237

Balance, September 30, 2020	$6,722	$32,377	$40,158	$1,200	$80,457

*	Common stock and capital surplus as of June 30, 2019 includes the 5% stock dividend distributable effective July 5, 2019.

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

(Unaudited)

	For the nine months ended
	September 30, 2020	September 30, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,362	$5,258
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,367	500
Net amortization and accretion of securities	471	200
Net gains on sale of securities	(734)	(71)
Earnings on bank owned life insurance	(327)	(687)
Amortization of intangible assets	74	67
Depreciation and other amortization	1,395	1,338
Stock option expense	88	71
Stock grants, unrestricted	—	424
Stock grant expense, restricted	96	3
Net change in:
Accrued interest receivable and other assets	(1,117)	(2,447)
Accrued interest payable and other liabilities	(19)	(58)

Net cash provided by operating activities	6,656	4,598

CASH FLOWS FROM INVESTING ACTIVITIES:
Net increase in restricted investments	(1,753)	(1)
Purchases of available for sale securities	(122,372)	(40,608)
Proceeds from maturities, calls and principal payments of available for sale securities	34,821	4,573
Proceeds from sales of available for sale securities	62,184	21,065
Net decrease (increase) in organic loans	(117,081)	9,654
Net decrease in purchased loans	19,437	4,024
Cash payment for wealth management book of business	(50)	(50)
Proceeds from settlement of bank owned life insurance	—	1,176
Purchase of bank premises and equipment	(132)	(124)

Net cash used in investing activities	(124,946)	(291)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in demand deposits, NOW accounts, and money market accounts	84,493	(8,148)
Net increase (decrease) in certificates of deposit and other time deposits	(11,183)	15,061
Net increase in borrowings	40,000	—
Proceeds from stock options exercised	—	102
Cash payment for stock dividend fractional shares	—	(5)
Cash dividends paid	(2,433)	(2,336)

Net cash provided by financing activities	110,877	4,674

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$(7,413)	$8,981

CASH AND CASH EQUIVALENTS:
Beginning of period	$19,085	$18,874

End of period	$11,672	$27,855

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash payments for:
Interest	$2,788	$2,963

Taxes	$1,991	$1,650

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Unrealized gain on available for sale securities	$1,573	$1,697

Initial right-of-use assets obtained in exchange for new operating lease liabilities	$711	$4,279

See Notes to Consolidated Financial Statements

VIRGINIA NATIONAL BANKSHARES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

September 30, 2020

Note 1.    Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Virginia National Bankshares Corporation (the “Company”), and its subsidiaries Virginia National Bank (the “Bank”) and Masonry Capital Management, LLC (“Masonry Capital”), a registered investment advisor. Beginning in 2019, the services offered under the umbrella of VNB Wealth are provided by Masonry Capital or by the Bank under VNB Trust & Estate Services or Sturman Wealth Advisors, formerly known as VNB Investment Services. All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring items) considered necessary for a fair presentation have been included.

The preparation of financial statements in conformity with GAAP and the reporting guidelines prescribed by regulatory authorities requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (including impaired loans), other-than-temporary impairment of securities, intangible assets, and fair value measurements. Operating results for the three and nine months ended September 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020.

The statements should be read in conjunction with the Notes to Consolidated Financial Statements included in the Company’s Form 10-K for the year ended December 31, 2019. If needed, certain previously reported amounts have been reclassified to conform to current period presentation. No such reclassifications were significant.

Adoption of New Accounting Guidance

Interagency COVID-19 Guidance In March 2020, various regulatory agencies, including the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (“the agencies”) issued an interagency statement on loan modifications and reporting for financial institutions working with customers affected by COVID-19. The interagency statement was effective immediately and impacted accounting for loan modifications. Under Accounting Standards Codification (“ASC”) 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” (“ASC 310-40”), issued by the Financial Accounting Standards Board (“FASB”), a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The agencies confirmed with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not to be considered TDRs. This includes short-term (e.g., six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. This interagency guidance may have a material impact on the Company’s financial statements; however, this impact cannot be quantified at this time.

Recent Accounting Pronouncements

Financial Instruments – Credit Losses In June 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments in this ASU, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU 2016-13 as codified in Topic 326, including ASUs 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. Smaller reporting companies who file with the U.S. Securities and Exchange Commission (“SEC”), such as the Company, and all other entities who do not file with the SEC are required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. The Company is currently assessing the impact that ASU 2016-13 will have on its consolidated financial statements. Early in 2017, the Company formed a cross-functional steering committee, including some members of senior management, to provide governance and guidance over the project plan. The Company is capturing the additional loan data which is anticipated to be needed for this calculation. The extent of the change is indeterminable at this time as it will be dependent upon portfolio composition and credit quality at the adoption date, as well as economic conditions and forecasts at that time. Upon adoption, the impact to the allowance for credit losses (currently allowance for loan losses) will have an offsetting one-time cumulative-effect adjustment to retained earnings.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (“SAB”) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB ASC 326, “Financial Instruments – Credit Losses.” It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

Income Taxes In December 2019, the FASB issued ASU 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2019-12 to have a material impact on its consolidated financial statements.

Investments – Equity Securities In January 2020, the FASB issued ASU 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the FASB’s Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2020-01 to have a material impact on its consolidated financial statements.

LIBOR and Other Reference Rates In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference the London Inter-bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. To facilitate an orderly transition from LIBOR, Inter-bank Offered Rate (“IBOR”) and other benchmark rates to alternative reference rates (“ARRs”), the Company has established a focus committee, which includes members of senior management, including the Chief Credit Officer and Chief Financial Officer, among others. The task of this committee is to identify, assess and monitor risk associated with the expected discontinuation or unavailability of benchmarks, including LIBOR, achieve operations readiness and engage impacted clients in connection with the transition to ARRs. The Company is assessing ASU 2020-04 and its impact on the Company’s transition away from LIBOR for its loan and other financial instruments.

SEC Filing Requirements On March 12, 2020, the SEC finalized amendments to the definitions of its “accelerated filer” and “large accelerated filer” definitions. The amendments increase the threshold criteria for meeting these filer classifications and are effective on April 27, 2020. Any changes in filer status are to be applied beginning with the filer’s first annual report filed with the SEC subsequent to the effective date. Prior to these changes, the Company was required to comply with section 404(b) of the Sarbanes Oxley Act concerning auditor attestation over internal control over financial reporting as an “accelerated filer” as it had more than $75 million in public float but less than $700 million at the end of the Company’s most recent second quarter. The rule change expands the definition of “smaller reporting companies” to include entities with public float of less than $700 million and less than $100 million in annual revenues. The Company expects that it will no longer be considered an accelerated filer beginning in 2021. If the Company’s annual revenues exceed $100 million, its category will change back to “accelerated filer”. The classifications of “accelerated filer” and “large accelerated filer” require a public company to obtain an auditor attestation concerning the effectiveness of internal control over financial reporting (“ICFR”) and include the opinion on ICFR in its annual report on Form 10-K. All public companies are required to obtain and file annual financial statement audits, as well as provide management’s assertion on effectiveness of internal control over financial reporting, but the external auditor attestation of internal control over financial reporting is not required for smaller reporting companies. As the Bank’s total assets exceed $500 million, it remains subject to FDICIA’s internal reporting requirements, but does not require an auditor attestation concerning internal controls over financial reporting. As such, professional and consulting expenditures should decline by an immaterial amount.

Nonrefundable Fees and Other Costs In October 2020, the FASB issued ASU 2020-08, “Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable fees and Other Costs.” This ASU clarifies that an entity should reevaluate whether a callable debt security is within the scope of ASC paragraph 310-20-35-33 for each reporting period. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is not permitted. All entities should apply ASU No. 2020-08 on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. The Company does not expect the adoption of ASU 2020-08 to have a material impact on its consolidated financial statements.

Note 2.     Securities

The amortized cost and fair values of securities available for sale as of September 30, 2020 and December 31, 2019 were as follows (dollars in thousands):

September 30, 2020		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. Government agencies	$19,996	$3	$(159)	$19,840
Mortgage-backed securities/CMOs	63,462	790	(94)	64,158
Municipal bonds	56,268	1,075	(96)	57,247

Total Securities Available for Sale	$139,726	$1,868	$(349)	$141,245

December 31, 2019		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	(Losses)	Value
U.S. Government agencies	$15,000	$—	$(48)	$14,952
Corporate bonds	7,469	—	—	7,469
Mortgage-backed securities/CMOs	71,970	76	(314)	71,732
Municipal bonds	19,656	282	(50)	19,888

Total Securities Available for Sale	$114,095	$358	$(412)	$114,041

As of September 30, 2020, there were $53.1 million, or 32 issues of individual securities, held in an unrealized loss position. These securities have an unrealized loss of $349 thousand and consisted of 11 mortgage-backed/collateralized mortgage obligations (“CMOs”), 12 municipal bonds, and 9 agency bonds.

The following table summarizes all securities with unrealized losses, segregated by length of time in a continuous unrealized loss position, at September 30, 2020, and December 31, 2019 (dollars in thousands):

September 30, 2020
	Less than 12 Months		12 Months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agencies	$15,340	$(159)	$—	$—	$15,340	$(159)
Mortgage-backed/CMOs	22,496	(94)	—	—	22,496	(94)
Municipal bonds	15,266	(96)	—	—	15,266	(96)

	$53,102	$(349)	$—	$—	$53,102	$(349)

December 31, 2019
	Less than 12 Months		12 Months or more		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
U.S. Government agencies	$9,957	$(43)	$1,995	$(5)	$11,952	$(48)
Mortgage-backed/CMOs	39,061	(228)	7,716	(86)	46,777	(314)
Municipal bonds	5,922	(50)	—	—	5,922	(50)

	$54,940	$(321)	$9,711	$(91)	$64,651	$(412)

The Company’s securities portfolio is primarily made up of fixed rate bonds, the prices of which move inversely with interest rates. Any unrealized losses are considered by management to be driven by increases in market interest rates over the yields available at the time the underlying securities were purchased. The fair value is expected to recover as the bonds approach their maturity date or repricing date or if market yields for such investments decline. At the end of any accounting period, the portfolio may have both unrealized gains and losses. Management does not believe any of the securities in an unrealized loss position are impaired due to credit quality. Accordingly, as of September 30, 2020, management believes the impairments detailed in the table above are temporary, and no impairment loss has been realized in the Company’s consolidated income statement.

An “other-than-temporary impairment” (“OTTI”) is considered to exist if either of the following conditions are met: it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, or the Company does not expect to recover the security’s entire amortized cost basis (even if the Company does not intend to sell). In the event that a security would suffer impairment for a reason that was “other than temporary,” the Company would be expected to write down the security’s value to its new fair value, and the amount of the write down would be included in earnings as a realized loss. As of September 30, 2020, management has concluded that none of its investment securities have an OTTI based upon the information available. Additionally, management has the ability to hold any security with an unrealized loss until maturity or until such time as the value of the security has recovered from its unrealized loss position.

Securities having carrying values of $6.0 million at September 30, 2020 were pledged as collateral to secure public deposits and facilitate borrowing from the Federal Reserve Bank of Richmond (“FRB”). At December 31, 2019, securities having carrying values of $5.0 million were similarly pledged.

For the nine months ended September 30, 2020, proceeds from the sales of securities amounted to $62.2 million, with gross realized gains of $882 thousand and gross realized losses of $147 thousand, for a net realized gain of $734 thousand. For the nine months ended September 30, 2019, proceeds from the sales of securities amounted to $21.1 million, with gross realized gains of $114 thousand and gross realized losses of $43 thousand, for a net realized gain of $71 thousand.

Restricted securities are securities with limited marketability and consist of stock in the FRB, the Federal Home Loan Bank of Atlanta (“FHLB”), and CBB Financial Corporation, the holding company for Community Bankers Bank. These restricted securities, totaling $3.4 million and $1.7 million as of September 30, 2020 and December 31, 2019, are carried at cost. The increase was attributed to the required purchase of additional FHLB stock with the advances made in the third quarter of 2020.

Note 3.    Loans

The composition of the loan portfolio by loan classification at September 30, 2020 and December 31, 2019 appears below (dollars in thousands).

	September 30,	December 31,
	2020	2019
Commercial
Commercial and industrial - organic	$32,949	$38,843
Commercial and industrial - Paycheck Protection Program	84,706	—
Commercial and industrial - government guaranteed	32,455	35,347
Commercial and industrial - syndicated	6,367	6,398

Total commercial and industrial	156,477	80,588

Real estate construction and land
Residential construction	1,597	2,197
Commercial construction	15,565	6,880
Land and land development	6,591	8,063

Total construction and land	23,753	17,140

Real estate mortgages
1-4 family residential, first lien, investment	61,656	44,099
1-4 family residential, first lien, owner occupied	18,848	20,671
1-4 family residential, junior lien	2,625	2,520
1-4 family residential - purchased	22,368	33,428
Home equity lines of credit, first lien	9,827	10,268
Home equity lines of credit, junior lien	8,537	9,671
Farm	7,217	8,808
Multifamily	36,113	27,093
Commercial owner occupied	98,219	96,117
Commercial non-owner occupied	128,999	118,561

Total real estate mortgage	394,409	371,236

Consumer
Consumer revolving credit	19,312	20,081
Consumer all other credit	3,953	5,741
Student loans purchased	39,031	44,747

Total consumer	62,296	70,569

Total loans	636,935	539,533
Less: Allowance for loan losses	(5,334)	(4,209)

Net loans	$631,601	$535,324

During the nine months ended September 30, 2020, the Bank originated $86.9 million of Small Business Administration (“SBA”) Paycheck Protection Program (“PPP”) loans, which were designed to provide economic relief to small businesses adversely impacted by COVID-19.

The balances in the table above include unamortized premiums and net deferred loan costs (fees). As of September 30, 2020 and December 31, 2019, unamortized premiums on loans purchased were $2.0 million and $2.5 million, respectively. Net deferred loan costs (fees) totaled $(2.1) million and $100 thousand as of September 30, 2020 and December 31, 2019. The deferred fees increased $2.2 million due to the fees collected from the SBA for the PPP loans that are being amortized over the contractual life of the underlying loans, most of which are over a 24-month period.

Accounting guidance requires certain disclosures about investments in impaired loans, the allowance for loan losses and interest income recognized on impaired loans. A loan is considered impaired when it is probable that the Company will be unable to collect all principal and interest amounts when due according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and current economic conditions.

The following tables reflect the breakdown by class of the loans classified as impaired loans as of September 30, 2020 and December 31, 2019. These loans are reported at their recorded investment, which is the carrying amount of the loan as reflected on the Company’s balance sheet, net of charge-offs and other amounts applied to reduce the net book balance. Average recorded investment in impaired loans is computed using an average of month-end balances for these loans for either the nine months ended September 30, 2020 or the twelve months ended December 31, 2019. Interest income recognized is for the nine months ended September 30, 2020 or the twelve months ended December 31, 2019 (dollars below reported in thousands).

September 30, 2020	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Land and land development	$9	$56	$—	$185	$—
1-4 family residential mortgages, junior lien	110	110	—	115	4
Commercial non-owner occupied real estate	838	838	—	865	35

Total impaired loans without a valuation allowance	957	1,004	—	1,165	39

Impaired loans with a valuation allowance
Student loans purchased	1,202	1,202	4	1,110	58

Total impaired loans with a valuation allowance	1,202	1,202	4	1,110	58

Total impaired loans	$2,159	$2,206	$4	$2,275	$97

December 31, 2019	Recorded Investment	Unpaid Principal Balance	Associated Allowance	Average Recorded Investment	Interest Income Recognized
Impaired loans without a valuation allowance:
Land and land development	$279	$324	$—	$67	$13
1-4 family residential mortgages, first lien, owner occupied	—	—	—	20	2
1-4 family residential mortgages, junior lien	117	117	—	122	6
Commercial and industrial - organic	20	20	—	3	1
Commercial non-owner occupied real estate	879	879	—	900	48

Total impaired loans without a valuation allowance	1,295	1,340	—	1,112	70

Impaired loans with a valuation allowance
Student loans purchased	1,184	1,184	21	1,549	86

Total impaired loans with a valuation allowance	1,184	1,184	21	1,549	86

Total impaired loans	$2,479	$2,524	$21	$2,661	$156

Included in the impaired loans above are non-accrual loans. Generally, loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other non-accrual loans is recognized only to the extent of interest payments received. The recorded investment in non-accrual loans is shown below by class (dollars in thousands):

	September 30, 2020	December 31, 2019
Land and land development	$9	$279
Commercial and industrial - organic	—	20

Total non-accrual loans	$9	$299

Additionally, TDRs are considered impaired loans. TDRs occur when the Company agrees to modify the original terms of a loan by granting a concession that it would not otherwise consider due to the deterioration in the financial condition of the borrower. These concessions are done in an attempt to improve the paying capacity of the borrower, and in some cases to avoid foreclosure, and are made with the intent to restore the loan to a performing status once sufficient payment history can be demonstrated. These concessions could include reductions in the interest rate, payment extensions, forgiveness of principal, forbearance or other actions.

In accordance with regulatory guidance, the Bank has approved for certain customers who have been adversely affected by COVID-19 to defer principal-only, or principal and interest, payments for a 90- to 180-day period. Such short-term modifications, which were made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not to be considered TDRs. While interest will continue to accrue to income, in accordance with GAAP, if the Bank ultimately incurs a credit loss on these deferred payments, interest income would need to be reversed and therefore, interest income in future periods could be negatively impacted. A total of $58.4 million in loan deferments have been approved since the beginning of the pandemic. As of September 30, 2020, $48.9 million, or 83.8%, of the total loan deferments approved have returned to normal payment schedules and are now current.

Based on regulatory guidance on student lending, the Company has classified 81 of its student loans purchased as TDRs for a total of $1.2 million as of September 30, 2020. These borrowers that should have been in repayment have requested and been granted payment extensions or reductions exceeding the maximum lifetime allowable payment forbearance of twelve months (36 months lifetime allowance for military service), as permitted under the regulatory guidance, and are therefore considered restructurings. Student loan borrowers are allowed in-school deferments, plus an automatic six-month grace period post in-school status, before repayment is scheduled to begin, and these deferments do not count toward the maximum allowable forbearance. Initially, all student loans were fully insured by a surety bond, and the Company did not expect to experience a loss on these loans. Based on the loss of insurance after July 27, 2018 due to the insolvency of the insurer, management has evaluated these loans individually for impairment and included any probable loss in the allowance for loan losses; interest continues to accrue on these TDRs during any deferment and forbearance periods.

The following provides a summary, by class, of TDRs that continue to accrue interest under the terms of the restructuring agreement, which are considered to be performing, and TDRs that have been placed in non-accrual status, which are considered to be nonperforming (dollars in thousands).

Troubled debt restructurings	September 30, 2020		December 31, 2019
	No. of	Recorded	No. of	Recorded
	Loans	Investment	Loans	Investment
Performing TDRs
1-4 family residential mortgages, junior lien	1	$110	1	$117
Commercial non-owner occupied real estate	1	838	1	879
Student loans purchased	81	1,202	67	1,184

Total performing TDRs	83	$2,150	69	$2,180

Nonperforming TDRs
Land and land development	1	$9	1	$13

Total nonperforming TDRs	1	$9	1	$13

Total TDRs	84	$2,159	70	$2,193

A summary of loans shown above that were modified under the terms of a TDR during the three and nine months ended September 30, 2020 and 2019 is shown below by class (dollars in thousands). The Post-Modification Recorded Balance reflects the period end balances, inclusive of any interest capitalized to principal, partial principal paydowns, and principal charge-offs since the modification date. Loans modified as TDRs that were fully paid down, charged-off, or foreclosed upon by period end are not reported.

	For three months ended			For three months ended
	September 30, 2020			September 30, 2019
	Number of Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance	Number of Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance
Student loans purchased	9	$119	$119	10	$78	$78

Total loans modified during the period	9	$119	$119	10	$78	$78

	For the nine months ended			For the nine months ended
	September 30, 2020			September 30, 2019
	Number of Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance	Number of Loans	Pre- Modification Recorded Balance	Post- Modification Recorded Balance
Student loans purchased	15	$168	$168	12	$133	$133

Total loans modified during the period	15	$168	$168	12	$133	$133

During the nine months ended September 30, 2020, there were two loans modified as TDRs that subsequently defaulted which had been modified as TDRs during the twelve months prior to default. These student loans had a balance of $7 thousand prior to being charged off. There were three loans modified as a TDR that subsequently defaulted during the year ended December 31, 2019 which had been modified as a TDR during the twelve months prior to default. These student loans had balances totaling $23 thousand prior to being charged off.

There were no loans secured by 1-4 family residential property that were in the process of foreclosure at either September 30, 2020 or December 31, 2019.

Note 4.    Allowance for Loan Losses

The allowance for loan losses is maintained at a level which, in management’s judgment, is adequate to absorb probable credit losses inherent in the loan portfolio. The amount of the allowance is based on management’s quarterly evaluation of the collectability of the loan portfolio, credit concentrations, historical loss experience, specific impaired loans, and economic conditions. To determine the total allowance for loan losses, the Company estimates the reserves needed for each segment of the portfolio, including loans analyzed individually and loans analyzed on a pooled basis. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows.

For purposes of determining the allowance for loan losses, the Company has segmented certain loans in the portfolio by product type. Within these segments, the Company has sub-segmented its portfolio by classes within the segments, based on the associated risks within these classes.

Loan Classes by Segments

Commercial loan segment:
Commercial and industrial - organic
Commercial and industrial - Paycheck Protection Program
Commercial and industrial - government guaranteed [1]
Commercial and industrial - syndicated

Real estate construction and land loan segment:
Residential construction
Commercial construction
Land and land development

Real estate mortgage loan segment:
1-4 family residential, first lien, investment
1-4 family residential, first lien, owner occupied
1-4 family residential, junior lien
Home equity lines of credit, first lien
Home equity lines of credit, junior lien
Farm
Multifamily
Commercial owner occupied
Commercial non-owner occupied

Consumer loan segment:
Consumer revolving credit
Consumer all other credit
Student loans purchased

[1]	Commercial and industrial – government guaranteed class excludes PPP loans

Management utilizes a loss migration model for determining the quantitative risk assigned to unimpaired loans in order to capture historical loss information at the loan level, track loss migration through risk grade deterioration, and increase efficiencies related to performing the calculations. The quantitative risk factor for each loan class primarily utilizes a migration analysis loss method based on loss history for the prior twelve quarters.

The migration analysis loss method is used for all loan classes except for the following:

•	Commercial and industrial PPP loans – These loans require no reserve as these are 100% guaranteed by the SBA.

•

Student loans purchased - On June 27, 2018, the Company was notified that ReliaMax Surety Company (“ReliaMax Surety”), the South Dakota insurance company which issued surety bonds for the student loan pools, was placed into liquidation due to insolvency. As such, the historical charge-off rate on this portfolio is determined by using the Company’s own losses/charge-offs since July 1, 2018 together with prior insurance claim history. For reporting periods prior to June 30, 2018, the Company did not charge off student loans as the insurance covered the past due loans, but the Company did apply qualitative factors to calculate a reserve on these loans, net of the deposit reserve accounts held by the Company for this group of loans.

•	Commercial and industrial government guaranteed loans - These purchased loans require no reserve as these are 100% guaranteed by either the SBA or the United States Department of Agriculture.

•

Commercial and industrial syndicated loans - Beginning with the quarter ended September 30, 2016, migration analysis was utilized on the Pass pool. For all other pools, there was not an established loss history; therefore the S&P credit and recovery ratings on the credit facilities were utilized to calculate a three-year weighted average historical default rate. As of December 31, 2019, only migration analysis was utilized since all outstanding syndicated loans at that time were in the Pass pool.

Under the migration analysis method, average loss rates are calculated at the risk grade and class levels by dividing the twelve-quarter average net charge-off amount by the twelve-quarter average loan balances. Qualitative factors are combined with these quantitative factors to arrive at the overall general allowances.

The Company’s internal creditworthiness grading system is based on experiences with similarly graded loans. The Company performs regular credit reviews of the loan portfolio to review the credit quality and adherence to its underwriting standards. Additionally, external reviews of a portion of the credits are conducted annually.

Loans that trend upward on the risk ratings scale, toward more positive risk ratings, generally exhibit lower risk factor characteristics. Conversely, loans that migrate toward more negative ratings generally will result in a higher risk factor being applied to those related loan balances.

Risk Ratings and Historical Loss Factor Assigned

Excellent

A 0% historical loss factor is applied, as these loans are secured by cash or fully guaranteed by a U.S. government agency and represent a minimal risk. The Company has never experienced a loss within this category.

Good

A 0% historical loss factor is applied, as these loans represent a low risk and are secured by marketable collateral within margin. In an abundance of caution, a nominal loss reserve is applied to these loans. The Company has never experienced a loss within this category.

Pass

A historical loss factor for loans rated “Pass” is applied to current balances of like-rated loans, pooled by class. Loans with the following risk ratings are pooled by class and considered together as “Pass”:

Satisfactory – modest risk loans where the borrower has strong and liquid financial statements and more than adequate cash flow

Average – average risk loans where the borrower has reasonable debt service capacity

Marginal – acceptable risk loans where the borrower has acceptable financial statements but is leveraged

Watch

These loans have an acceptable risk but require more attention than normal servicing. A historical loss factor for loans rated “Watch” is applied to current balances of like-rated loans pooled by class.

Special Mention

These potential problem loans are currently protected but are potentially weak. A historical loss factor for loans rated “Special Mention” is applied to current balances of like-rated loans pooled by class.

Substandard

These problem loans are inadequately protected by the sound worth and paying capacity of the borrower and/or the value of any collateral pledged. These loans may be considered impaired and evaluated on an individual basis. Otherwise, a historical loss factor for loans rated “Substandard” is applied to current balances of all other “Substandard” loans pooled by class.

Doubtful

Loans with this rating have significant deterioration in the sound worth and paying capacity of the borrower and/or the value of any collateral pledged, making collection or liquidation of the loan in full highly questionable. These loans would be considered impaired and evaluated on an individual basis.

The following represents the loan portfolio designated by the internal risk ratings assigned to each credit as of September 30, 2020 and December 31, 2019 (dollars in thousands). There were no loans rated “Doubtful” as of either period.

September 30, 2020	Excellent	Good	Pass	Watch	Special Mention	Sub- standard	TOTAL
Commercial
Commercial and industrial - organic	$6,313	$14,985	$11,084	$—	$—	$567	$32,949
Commercial and industrial - Paycheck Protection Program	84,706	—	—	—	—	—	84,706
Commercial and industrial - government guaranteed	32,455	—	—	—	—	—	32,455
Commercial and industrial - syndicated	—	—	6,367	—	—	—	6,367
Real estate construction
Residential construction	—	—	1,597	—	—	—	1,597
Commercial construction	—	—	15,565	—	—	—	15,565
Land and land development	—	—	6,375	—	—	216	6,591
Real estate mortgages
1-4 family residential, first lien investment	—	—	58,089	2,349	544	674	61,656
1-4 family residential, first lien, owner occupied	—	—	16,633	1,012	640	563	18,848
1-4 family residential, junior lien	—	—	2,471	30	14	110	2,625
1-4 family residential, first lien - purchased	—	—	22,368	—	—	—	22,368
Home equity lines of credit, first lien	—	—	9,827	—	—	—	9,827
Home equity lines of credit, junior lien	—	—	8,371	84	—	82	8,537
Farm	—	—	5,650	302	—	1,265	7,217
Multifamily	—	—	35,720	228	—	165	36,113
Commercial owner occupied	—	—	88,810	1,153	—	8,256	98,219
Commercial non-owner occupied	—	—	126,754	995	—	1,250	128,999
Consumer
Consumer revolving credit	844	18,218	250	—	—	—	19,312
Consumer all other credit	409	3,027	516	—	—	1	3,953
Student loans purchased	—	—	37,339	1,407	132	153	39,031

Total Loans	$124,727	$36,230	$453,786	$7,560	$1,330	$13,302	$636,935

December 31, 2019	Excellent	Good	Pass	Watch	Special Mention	Sub- standard	TOTAL
Commercial
Commercial and industrial - organic	$6,463	$16,453	$14,257	$1,493	$37	$140	$38,843
Commercial and industrial - government guaranteed	35,347	—	—	—	—	—	35,347
Commercial and industrial - syndicated	—	—	6,398	—	—	—	6,398
Real estate construction
Residential construction	—	—	2,197	—	—	—	2,197
Commercial construction	—	—	6,880	—	—	—	6,880
Land and land development	—	—	7,563	207	—	293	8,063
Real estate mortgages
1-4 family residential, first lien, investment	—	—	39,641	4,076	—	382	44,099
1-4 family residential, first lien, owner occupied	—	—	19,578	1,040	—	53	20,671
1-4 family residential, junior lien	—	—	2,029	33	17	441	2,520
1-4 family residential, first lien - purchased	—	—	33,428	—	—	—	33,428
Home equity lines of credit, first lien	—	—	9,591	677	—	—	10,268
Home equity lines of credit, junior lien	—	—	9,357	232	—	82	9,671
Farm	—	—	6,149	318	—	2,341	8,808
Multifamily	—	—	26,690	403	—	—	27,093
Commercial owner occupied	—	—	86,884	5,928	1,677	1,628	96,117
Commercial non-owner occupied	—	—	116,092	1,558	—	911	118,561
Consumer					—
Consumer revolving credit	279	19,176	606	20	—	—	20,081
Consumer all other credit	199	5,035	507	—	—	—	5,741
Student loans purchased	—	—	42,598	1,729	211	209	44,747

Total Loans	$42,288	$40,664	$430,445	$17,714	$1,942	$6,480	$539,533

In addition, the adequacy of the Company’s allowance for loan losses is evaluated through reference to eight qualitative factors, listed below and ranked in order of importance:

1)	Changes in national and local economic conditions, including the condition of various market segments;

2)	Changes in the value of underlying collateral;

3)	Changes in volume of classified assets, measured as a percentage of capital;

4)	Changes in volume of delinquent loans;

5)	The existence and effect of any concentrations of credit and changes in the level of such concentrations;

6)	Changes in lending policies and procedures, including underwriting standards;

7)	Changes in the experience, ability and depth of lending management and staff; and

8)	Changes in the level of policy exceptions.

It has been the Company’s experience that the first five factors drive losses to a much greater extent than the last three factors; therefore, the first five factors are weighted more heavily. Qualitative factors are not assessed against loans rated “Excellent” or “Good,” as the Company has never experienced a loss within these categories.

As of March 31, 2020 and June 30, 2020, the Company downgraded the economic qualitative factors within its ALLL model in light of the effects of COVID-19 on the economy. No additional downgrades of such factors were taken during the quarter ended September 30, 2020. If economic conditions improve or worsen, the Company could experience changes in the required ALLL. It is possible that asset quality metrics could decline in the future if the effects of COVID-19 are sustained.

For each segment and class of loans, management must exercise significant judgment to determine the estimation method that fits the credit risk characteristics of its various segments. Although this evaluation is inherently subjective, qualified management utilizes its significant knowledge and experience related to both the Company’s market and the history of the Company’s loan losses.

Impaired loans are individually evaluated and, if deemed appropriate, a specific allocation is made for these loans. In reviewing the loans classified as impaired loans totaling $2.2 million at September 30, 2020, a specific valuation allowance was recognized after consideration was given for each borrowing as to the fair value of the collateral on the loan or the present value of expected future cash flows from the borrower. The $4 thousand in the allowance total shown below as individually evaluated for impairment was attributed to the impaired student loans that required an allowance as of September 30, 2020 due to the loss of the insurance on this portfolio as discussed previously.

A summary of the transactions in the Allowance for Loan Losses by loan portfolio segment for the nine months ended September 30, 2020 and the year ended December 31, 2019 appears below (dollars in thousands):

Allowance for Loan Losses Rollforward by Portfolio Segment

As of and for the period ended September 30, 2020

	Commercial Loans	Real Estate Construction and Land	Real Estate Mortgages	Consumer Loans	Total
Allowance for Loan Losses:
Balance as of beginning of year	$302	$109	$2,684	$1,114	$4,209
Charge-offs	—	—	—	(643)	(643)
Recoveries	23	—	—	378	401
Provision for (recovery of) loan losses	(86)	65	997	391	1,367

Ending Balance	$239	$174	$3,681	$1,240	$5,334

Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$4	$4
Collectively evaluated for impairment	239	174	3,681	1,236	5,330
Loans:
Individually evaluated for impairment	$—	$9	$948	$1,202	$2,159
Collectively evaluated for impairment	156,477	23,744	393,461	61,094	634,776

Ending Balance	$156,477	$23,753	$394,409	$62,296	$636,935

As of and for the period ended December 31, 2019

	Commercial Loans	Real Estate Construction and Land	Real Estate Mortgages	Consumer Loans	Total
Allowance for Loan Losses:
Balance as of beginning of year	$811	$119	$2,611	$1,350	$4,891
Charge-offs	(482)	—	—	(1,777)	(2,259)
Recoveries	51	1	14	136	202
Provision for (recovery of) loan losses	(78)	(11)	59	1,405	1,375

Ending Balance	$302	$109	$2,684	$1,114	$4,209

Ending Balance:
Individually evaluated for impairment	$—	$—	$—	$21	$21
Collectively evaluated for impairment	302	109	2,684	1,093	4,188
Loans:
Individually evaluated for impairment	$20	$279	$996	$1,184	$2,479
Collectively evaluated for impairment	80,568	16,861	370,240	69,385	537,054

Ending Balance	$80,588	$17,140	$371,236	$70,569	$539,533

As previously mentioned, one of the major factors that the Company uses in evaluating the adequacy of its allowance for loan losses is changes in the volume of delinquent loans. Management monitors payment activity on a regular basis. For all classes of loans, the Company considers the entire balance of the loan to be contractually delinquent if the minimum payment is not received by the due date. Interest and fees continue to accrue on past due loans until they are placed in nonaccrual or charged off.

The following tables show the aging of past due loans as of September 30, 2020 and December 31, 2019 (dollars below reported in thousands).

Past Due Aging as of September 30, 2020	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days Past Due and Still Accruing
Commercial loans
Commercial and industrial - organic	$—	$—	$—	$—	$32,949	$32,949	$—
Commercial and industrial - Paycheck Protection Program	—	—	—	—	84,706	84,706	—
Commercial and industrial - government guaranteed	491	—	—	491	31,964	32,455	—
Commercial and industrial - syndicated	—	—	—	—	6,367	6,367	—
Real estate construction and land
Residential construction	—	—	—	—	1,597	1,597	—
Commercial construction	—	—	—	—	15,565	15,565	—
Land and land development	—	12	—	12	6,579	6,591	—
Real estate mortgages
1-4 family residential, first lien, investment	—	75	—	75	61,581	61,656	—
1-4 family residential, first lien, owner occupied	—	—	—	—	18,848	18,848	—
1-4 family residential, junior lien	—	—	—	—	2,625	2,625	—
1-4 family residential - purchased	—	500	—	500	21,868	22,368	—
Home equity lines of credit, first lien	—	—	—	—	9,827	9,827	—
Home equity lines of credit, junior lien	—	—	—	—	8,537	8,537	—
Farm	—	—	—	—	7,217	7,217	—
Multifamily	—	—	—	—	36,113	36,113	—
Commercial owner occupied	—	—	—	—	98,219	98,219	—
Commercial non-owner occupied	—	—	—	—	128,999	128,999	—
Consumer loans
Consumer revolving credit	—	—	—	—	19,312	19,312	—
Consumer all other credit	—	—	—	—	3,953	3,953	—
Student loans purchased	205	133	61	399	38,632	39,031	61

Total Loans	$696	$720	$61	$1,477	$635,458	$636,935	$61

Past Due Aging as of December 31, 2019	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days Past Due and Still Accruing
Commercial loans
Commercial and industrial - organic	$604	$20	$—	$624	$38,219	$38,843	$—
Commercial and industrial - government guaranteed	—	—	548	548	34,799	35,347	548
Commercial and industrial - syndicated	—	—	—	—	6,398	6,398	—
Real estate construction and land
Residential construction	—	—	—	—	2,197	2,197	—
Commercial construction	—	—	—	—	6,880	6,880	—
Land and land development	1	—	280	281	7,782	8,063	14
Real estate mortgages
1-4 family residential, first lien, investment	188	—	—	188	43,911	44,099	—
1-4 family residential, first lien, owner occupied	—	123	—	123	20,548	20,671	—
1-4 family residential, junior lien	—	—	—	—	2,520	2,520	—
1-4 family residential - purchased	501	158	—	659	32,769	33,428	—
Home equity lines of credit, first lien	—	—	—	—	10,268	10,268	—
Home equity lines of credit, junior lien	—	—	—	—	9,671	9,671	—
Farm	—	—	—	—	8,808	8,808	—
Multifamily	—	—	—	—	27,093	27,093	—
Commercial owner occupied	—	—	—	—	96,117	96,117	—
Commercial non-owner occupied	—	—	—	—	118,561	118,561	—
Consumer loans
Consumer revolving credit	20	—	—	20	20,061	20,081	—
Consumer all other credit	43	—	—	43	5,698	5,741	—
Student loans purchased	697	218	209	1,124	43,623	44,747	209

Total Loans	$2,054	$519	$1,037	$3,610	$535,923	$539,533	$771

Note 5.     Net Income Per Share

On June 13, 2019, the Board of Directors approved a stock dividend of five percent (5%) on the outstanding shares of common stock of the Company (or .05 share for each share outstanding) which was issued on July 5, 2019 to all shareholders of record as of the close of business on June 26, 2019, referred to as the “5% Stock Dividend”. Shareholders received cash in lieu of any fractional shares that they otherwise would have been entitled to receive in connection with the stock dividend. The price paid for fractional shares was based on the volume-weighted average price of a share of common stock for the most recent three days prior to the record date during which a trade of the Company’s stock occurred.

For the following table, share and per share data have been adjusted to reflect the 5% Stock Dividend. The table shows the weighted average number of shares used in computing net income per common share and the effect of the weighted average number of shares of potential dilutive common stock for the three and nine months ended September 30, 2020 and 2019. Diluted net income per share is computed based on the weighted average number of shares of common stock equivalents outstanding, to the extent dilutive. The Company’s common stock equivalents relate to outstanding common stock options. Unvested restricted stock as noted in the Consolidated Balance Sheets as of September 30, 2020 and December 31, 2019 is included in the calculation of basic and diluted net income per share (dollars below reported in thousands except per share data).

Three Months Ended	September 30, 2020			September 30, 2019
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic net income per share	$1,870	2,714,273	$0.69	$1,897	2,689,092	$0.71
Effect of dilutive stock options	—	624	—	—	1,022	—

Diluted net income per share	$1,870	$2,714,897	$0.69	$1,897	$2,690,114	$0.71

Nine Months Ended	September 30, 2020			September 30, 2019
	Net Income	Weighted Average Shares	Per Share Amount	Net Income	Weighted Average Shares	Per Share Amount
Basic net income per share	$5,362	2,705,730	$1.98	$5,258	2,685,134	$1.96
Effect of dilutive stock options	—	708	—	—	3,627	—

Diluted net income per share	$5,362	$2,706,438	$1.98	$5,258	$2,688,761	$1.96

For the nine months ended September 30, 2020, there were 145,404 option shares considered anti-dilutive and excluded from this calculation. For the nine months ended September 30, 2019, there were 66,301 option shares, as adjusted, considered anti-dilutive and excluded from this calculation.

Note 6.     Stock Incentive Plans

At the Annual Shareholders Meeting on May 21, 2014, shareholders approved the Virginia National Bankshares Corporation 2014 Stock Incentive Plan (“2014 Plan”). The 2014 Plan makes available up to 275,625 shares of the Company’s common stock, as adjusted by the 5% Stock Dividend and prior stock dividends, to be issued to plan participants. The 2014 Plan provides for granting of both incentive and nonqualified stock options, as well as restricted stock and other stock-based awards. No new grants will be issued under the 2005 Stock Incentive Plan (“2005 Plan”) as this plan has expired.

For the 2014 Plan and the 2005 Plan (the “Plans”), the option price of incentive stock options cannot be less than the fair value of the stock at the time an option is granted. Nonqualified stock options may be granted at prices established by the Board of Directors, including prices less than the fair value on the date of grant. Outstanding stock options generally expire ten years from the grant date. Stock options generally vest by the fourth or fifth anniversary of the date of the grant.

A summary of the shares issued and available under each of the Plans is shown below as of September 30, 2020. Share data and exercise price range per share have been adjusted to reflect the 5% Stock Dividend and prior stock dividends. Although the 2005 Plan has expired and no new grants will be issued under this plan, there were options issued before the plan expired that are still outstanding as shown below.

	2005 Plan		2014 Plan
Aggregate shares issuable		253,575		275,625
Options issued, net of forfeited and expired options		(59,870)		(162,047)
Unrestricted stock issued		—		(11,535)
Restricted stock grants issued		—		(26,268)
Cancelled due to Plan expiration		(193,705)		—

Remaining available for grant		—		75,775

Grants issued and outstanding:
Total vested and unvested shares		1,379		145,404
Fully vested shares		1,379		26,977
Exercise price range	$ $	13.69 to 13.69	$ $	23.75 to 42.62

The Company accounts for all of its stock incentive plans under recognition and measurement accounting principles which require that the compensation cost relating to stock-based payment transactions be recognized in the financial statements. Stock-based compensation arrangements include stock options and restricted stock. All stock-based payments to employees are required to be valued at a fair value on the date of grant and expensed based on that fair value over the applicable vesting period.

Stock Options

Changes in the stock options outstanding related to the Plans are summarized below (dollars in thousands except per share data):

	September 30, 2020
	Number of Options	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding at January 1, 2020	80,783	$40.76
Issued	66,000	24.64
Exercised	—	—
Expired	—	—

Outstanding at September 30, 2020	146,783	$33.51	$28

Options exercisable at September 30, 2020	28,356	$40.53	$14

For the nine months ended September 30, 2020 and 2019, the Company recognized $88 thousand and $71 thousand, respectively, in compensation expense for stock options. As of September 30, 2020, there was $432 thousand in unrecognized compensation expense remaining to be recognized in future reporting periods through 2025. The fair value of any stock option grant is estimated at the grant date using the Black-Scholes pricing model. Stock option grants for 40,000 shares were issued during the three months ended September 30, 2020 and no stock option grants were issued during the three months ended September 30, 2019. Stock option grants for 66,000 shares were issued during the nine months ended September 30, 2020, and stock option grants for 420 shares were issued during the nine months ended September 30, 2019.

The fair value of each option granted in 2020 was estimated based on the assumptions noted in the following table:

For the nine months ended
September 30, 2020
Expected volatility[1]	22.97%
Expected dividends[2]	4.75%
Expected term (in years)[3]	6.50
Risk-free rate[4]	0.68%

1	Based on the monthly historical volatility of the Company’s stock price over the expected life of the options.
2	Calculated as the ratio of historical dividends paid per share of common stock to the stock price on the date of grant.
3	Based on the average of the contractual life and vesting period for the respective option.
4	Based upon an interpolated U.S. Treasury yield curve interest rate that corresponds to the contractual life of the option, in effect at the time of the grant.

Summary information pertaining to options outstanding at September 30, 2020 is shown below. Share and per share data have been adjusted to reflect the 5% Stock Dividend and prior stock dividends.

	Options Outstanding			Options Exercisable
Exercise Price	Number of Options Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number of Options Exercisable	Weighted- Average Exercise Price
$10.65 to $20.00	1,379	2.4 Years	$13.69	1,379	$13.69
$20.01 to $30.00	67,103	9.7 Years	24.68	551	27.39
$30.01 to $40.00	20,820	8.4 Years	38.14	3,444	39.44
$40.01 to $42.62	57,481	7.6 Years	42.62	22,982	42.62

Total	146,783	8.7 Years	$33.51	28,356	$40.53

Stock Grants

Unrestricted stock grants - No unrestricted stock grants were issued in the nine months ended September 30, 2020. On February 20, 2019, a total of 11,535 shares of unrestricted stock, as adjusted for the 5% Stock Dividend, were granted to non-employee directors and certain members of executive management for services to be provided during the year ended December 31, 2019. Based on the market price on February 20, 2019 of $38.65, the total expense for these shares of $424 thousand was expensed in 2019 as those services were provided. As of September 30, 2019, $318 thousand of this total had been realized in stock grant expense.

Restricted stock grants – In September 2019, 4,000 restricted shares were granted to certain members of executive management, vesting over a four-year period. In March 2020, 10,368 restricted shares were granted to non-employee directors, vesting over a four-year period. In April 2020, 1,900 shares were issued to lenders in accordance with an internal lender incentive plan, vesting over a five-year period, and in May 2020, 10,000 restricted shares were granted to certain members of executive management, vesting over a four-year period. For the three and nine months ended September 30, 2020, $42 thousand and $96 thousand, respectively, was expensed as a result of restricted stock grants. As of September 30, 2020, there was $599 thousand in unrecognized compensation expense for restricted stock grants remaining to be recognized in future reporting periods through 2025. For the three and nine months ended September 30, 2019, $3 thousand in expense was incurred.

Changes in the restricted stock grants outstanding during the nine months ended September 30, 2020 are summarized below (dollars in thousands except per share data):

	September 30, 2020
	Number of Shares	Weighted Average Grant Date Fair Value Per Share	Aggregate Intrinsic Value
Nonvested as of January 1, 2020	4,000	$36.00	$96
Issued	22,268	25.34	537
Vested	(1,000)	(36.00)	(24)

Nonvested at September 30, 2020	25,268	$26.60	$609

Note 7.    Fair Value Measurements

Determination of Fair Value

The Company follows ASC 820, “Fair Value Measurements and Disclosures,” to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. This codification clarifies that the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in the principal or most advantageous market for the asset or liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 –	Valuation is based on quoted prices in active markets for identical assets and liabilities.

Level 2 –

Valuation is based on observable inputs including quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar assets and liabilities in less active markets, and model-based valuation techniques for which significant assumptions can be derived primarily from or corroborated by observable data in the market.

Level 3 –	Valuation is based on model-based techniques that use one or more significant inputs or assumptions that are unobservable in the market

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the consolidated financial statements:

Securities available for sale

Securities available for sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data. Third party vendors compile prices from various sources and may determine the fair value of identical or similar securities by using pricing models that consider observable market data (Level 2).

The following tables present the balances measured at fair value on a recurring basis as of September 30, 2020 and December 31, 2019 (dollars in thousands):

	Fair Value Measurements at September 30, 2020 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Balance	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Government agencies	$19,840	$—	$19,840	$—
Mortgage-backed securities/CMOs	64,158	—	64,158	—
Municipal bonds	57,247	—	57,247	—

Total securities available for sale	$141,245	$—	$141,245	$—

	Fair Value Measurements at December 31, 2019 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Balance	(Level 1)	(Level 2)	(Level 3)
Assets:
U.S. Government agencies	$14,952	$—	$14,952	$—
Corporate bonds	7,469	—	7,469	—
Mortgage-backed securities/CMOs	71,732	—	71,732	—
Municipal bonds	19,888	—	19,888	—

Total securities available for sale	$114,041	$—	$114,041	$—

Certain assets are measured at fair value on a nonrecurring basis in accordance with GAAP. Adjustments to the fair value of these assets usually result from the application of lower-of-cost-or-market accounting or write downs of individual assets. The following describes the valuation techniques used by the Company to measure certain assets recorded at fair value on a nonrecurring basis in the consolidated financial statements:

Other Real Estate Owned

Other real estate owned (“OREO”) is measured at fair value less cost to sell, based on an appraisal conducted by an independent, licensed appraiser outside of the Company. If the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3. OREO is measured at fair value on a nonrecurring basis. Any initial fair value adjustment is charged against the Allowance for Loan Losses. Subsequent fair value adjustments are recorded in the period incurred and included in other noninterest expense on the Consolidated Statements of Income. As of September 30, 2020 and December 31, 2019, the Company had no OREO property.

Impaired Loans

Loans are designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected when due. The measurement of loss associated with impaired loans can be based on either (a) the observable market price of the loan or the fair value of the collateral, or (b) using the present value of expected future cash flows discounted at the loan’s effective interest rate, which is not a fair value measurement. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal conducted by an independent, licensed appraiser outside of the Company using observable market data (Level 2). However, if the collateral value is significantly adjusted due to differences in the comparable properties, or is discounted by the Company because of marketability, then the fair value is considered Level 3.

Impaired loans that are measured based on expected future cash flows discounted at the loan’s effective interest rate rather than the market rate of interest are not recorded at fair value, and are therefore excluded from fair value disclosure requirements.

The value of business equipment is based upon an outside appraisal if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant. Likewise, values for inventory and accounts receivables collateral are based on financial statement balances or aging reports (Level 3).

Impaired loans allocated to the Allowance for Loan Losses are measured at fair value on a nonrecurring basis. Any fair value adjustments are recorded in the period incurred as provision for loan losses on the Consolidated Statements of Income. The Company had impaired loans of $2.2 million as of September 30, 2020 and $2.5 million as of December 31, 2019. All impaired loans were measured based on expected future cash flows discounted at the loan’s effective interest rate, or fair value of collateral, as noted above.

ASC 825, “Financial Instruments,” requires disclosures about fair value of financial instruments for interim periods and excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The Company uses the exit price notion in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The carrying values and estimated fair values of the Company’s financial instruments as of September 30, 2020 and December 31, 2019 are as follows (dollars in thousands):

		Fair Value Measurements at September 30, 2020 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Carrying value	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and cash equivalent	$11,672	$11,672	$—	$—	$11,672
Available for sale securities	141,245	—	141,245	—	141,245
Loans, net	631,601	—	—	633,165	633,165
Bank owned life insurance	16,739	—	16,739	—	16,739
Accrued interest receivable	2,878	—	530	2,348	2,878

Liabilities
Demand deposits and
interest-bearing transaction, money market, and savings accounts	$596,426	$—	$596,426	$—	$596,426
Certificates of deposit and other time deposits	98,095	—	98,995	—	98,995
Accrued interest payable	176	—	176	—	176

		Fair Value Measurements at December 31, 2019 Using:
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Carrying value	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and cash equivalent	$19,085	$19,085	$—	$—	$19,085
Available for sale securities	114,041	—	114,041	—	114,041
Loans, net	535,324	—	—	523,507	523,507
Bank owned life insurance	16,412	—	16,412	—	16,412
Accrued interest receivable	2,240	—	385	1,855	2,240

Liabilities
Demand deposits and
interest-bearing transaction and money market accounts	$511,933	$—	$511,933	$—	$511,933
Certificates of deposit and other time deposits	109,278	—	109,848	—	109,848
Accrued interest payable	295	—	295	—	295

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Consequently, the fair values of the Company’s financial instruments will fluctuate when interest rate levels change, and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk; however, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 8.     Other Comprehensive Income

A component of the Company’s other comprehensive income, in addition to net income from operations, is the recognition of the unrealized gains and losses on available for sale securities, net of income taxes. Reclassifications of realized gains and losses on available for sale securities are reported in the income statement as “Gains on sales of securities” with the corresponding income tax effect reflected as a component of income tax expense. Amounts reclassified out of accumulated other comprehensive income are presented below for the three and nine months ended September 30, 2020 and 2019 (dollars in thousands)

	Three Months Ended		Nine Months Ended
	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2019
Available for sale securities
Realized gains on sales of securities	$91	$7	$734	$71
Tax effect	(19)	(1)	(154)	(15)

Realized gains, net of tax	$72	$6	$580	$56

Note 9.    Segment Reporting

Beginning in 2019, the Company has four reportable segments. Each reportable segment is a strategic business unit that offers different products and services. They are managed separately, because each segment appeals to different markets and, accordingly, require different technology and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies provided earlier in this report.

The four reportable segments are:

•

Bank - The commercial banking segment involves making loans and generating deposits from individuals, businesses and charitable organizations. Loan fee income, service charges from deposit accounts, and other non-interest-related fees, such as fees for debit cards and ATM usage and fees for treasury management services, generate additional income for the Bank segment.

•

Sturman Wealth Advisors – Sturman Wealth Advisors, formerly known as VNB Investment Services, offers wealth management and investment advisory services. Revenue for this segment is generated primarily from investment advisory and financial planning fees, with a small and decreasing portion attributable to brokerage commissions.

•

VNB Trust & Estate Services – VNB Trust & Estate Services offers corporate trustee services, trust and estate administration, IRA administration and custody services. Revenue for this segment is generated from administration, service and custody fees, as well as management fees that are derived from Assets Under Management and, prior to 2020, incentive income that was based on the investment returns generated on performance-based Assets Under Management. Investment management services currently are offered through in-house and third-party managers. In addition, royalty income, in the form of fixed and incentive fees, from the sale of Swift Run Capital Management, LLC in 2013 is reported as income of VNB Trust & Estate Services. More information on royalty income and the related sale can be found under Summary of Significant Accounting Policies in Note 1 of the notes to consolidated financial statements, which is found in Item 8. Financial Statements and Supplementary Data, in the Company’s Form 10-K Report for December 31, 2019.

•

Masonry Capital - Masonry Capital offers investment management services for separately managed accounts and a private investment fund employing a value-based, catalyst-driven investment strategy. Revenue for this segment is generated from management fees that are derived from Assets Under Management and incentive income that is based on the investment returns generated on performance-based Assets Under Management.

A management fee for administrative and technology support services provided by the Bank is allocated to the other three lines of business. For both the three months ended September 30, 2020 and 2019, management fees totaling $25 thousand were charged by the Bank and eliminated in consolidated totals. For both the nine months ended September 30, 2020 and 2019, management fees totaling $75 thousand were charged by the Bank and eliminated in consolidated totals.

Segment information for the three and nine months ended September 30, 2020 and 2019 is shown in the following tables (dollars in thousands). Note that asset information is not reported below, as the assets of Sturman Wealth Advisors and VNB Trust & Estate Services are reported at the Bank level; also, assets specifically allocated to the lines of business other than the Bank are insignificant and are no longer provided to the chief operating decision maker.

Three months ended September 30, 2020	Bank	Sturman Wealth Advisors	VNB Trust & Estate Services	Masonry Capital	Consolidated
Net interest income	$6,047	$—	$—	$—	$6,047
Provision for loan losses	224	—	—	—	224
Noninterest income	970	176	192	87	1,425
Noninterest expense	4,373	155	196	211	4,935

Income (loss) before income taxes	2,420	21	(4)	(124)	2,313
Provision for income taxes	466	4	(1)	(26)	443

Net income (loss)	$1,954	$17	$(3)	$(98)	$1,870

Nine months ended September 30, 2020	Bank	Sturman Wealth Advisors	VNB Trust & Estate Services	Masonry Capital	Consolidated
Net interest income	$17,177	$—	$—	$—	$17,177
Provision for loan losses	1,367	—	—	—	1,367
Noninterest income	3,316	516	625	263	4,720
Noninterest expense	12,147	483	668	584	13,882

Income (loss) before income taxes	6,979	33	(43)	(321)	6,648
Provision for income taxes	1,355	7	(9)	(67)	1,286

Net income (loss)	$5,624	$26	$(34)	$(254)	$5,362

Three months ended September 30, 2019	Bank	Sturman Wealth Advisors	VNB Trust & Estate Services	Masonry Capital	Consolidated
Net interest income	$5,474	$—	$—	$—	$5,474
Provision for (recovery of) loan losses	(120)	—	—	—	(120)
Noninterest income	786	159	314	68	1,327
Noninterest expense	3,905	155	308	193	4,561

Income (loss) before income taxes	2,475	4	6	(125)	2,360
Provision for income taxes	487	1	1	(26)	463

Net income (loss)	$1,988	$3	$5	$(99)	$1,897

Nine months ended September 30, 2019	Bank	Sturman Wealth Advisors	VNB Trust & Estate Services	Masonry Capital	Consolidated
Net interest income	$16,503	$—	$—	$—	$16,503
Provision for loan losses	500	—	—	—	500
Noninterest income	2,496	451	1,008	131	4,086
Noninterest expense	11,777	438	918	524	13,657

Income (loss) before income taxes	6,722	13	90	(393)	6,432
Provision for income taxes	1,234	3	19	(82)	1,174

Net income (loss)	$5,488	$10	$71	$(311)	$5,258

Note 10.    Leases

On January 1, 2019, the Company adopted ASU No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach provided by ASU 2018-11 and did not adjust prior periods for ASC 842. The Company also elected certain practical expedients within the standard and consistent with such elections did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases, and did not reassess any initial direct costs for existing leases. Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term. Payments for leases with terms longer than twelve months are included in the determination of the lease liability. The right-of-use asset and lease liability are included in other assets and other liabilities, respectively, in the Consolidated Balance Sheets.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease for a term similar to the length of the lease, including any probable renewal options available. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

Each of the Company’s long-term lease agreements are classified as operating leases. Certain of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably assured of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

The following tables present information about the Company’s leases (dollars in thousands):

September 30, 2020
Lease liability	$3,783
Right-of-use asset	$3,725
Weighted average remaining lease term	5.35 years
Weighted average discount rate	2.55%

	Three Months Ended September 30,		Nine Months Ended September 30,
Lease Expense	2020	2019	2020	2019
Operating lease expense	$228	$203	$636	$611
Short-term lease expense	28	34	85	107

Total lease expense	$256	$237	$721	$718

Cash paid for amounts included in lease liabilities	$199	$196	$597	$589

A maturity analysis of operating lease liabilities and reconciliation of the undiscounted cash flows to the total of operating lease liabilities is as follows (dollars in thousands):

Undiscounted Cash Flow	September 30, 2020
Three months ending December 31, 2020	$218
Twelve months ending December 31, 2021	877
Twelve months ending December 31, 2022	839
Twelve months ending December 31, 2023	753
Twelve months ending December 31, 2024	544
Twelve months ending December 31, 2025	469
Thereafter	372

Total undiscounted cash flows	$4,072
Less: Discount	(289)

Lease liability	$3,783

Note 11.    Subsequent Event

On October 1, 2020, the Company announced the signing of a definitive merger agreement with Fauquier Bankshares, Inc. (“Fauquier”), pursuant to which the companies will combine in an all-stock merger with the Company as the surviving company. At or immediately following consummation of the merger, The Fauquier Bank, the wholly owned banking subsidiary of Fauquier, will be merged with and into the Bank, with the Bank as the surviving bank. Under the terms of the merger agreement, Fauquier shareholders will receive 0.675 shares of Company stock for each share of Fauquier common stock they own. Shareholders of the Company will own approximately 51.4% and Fauquier shareholders will own approximately 48.6% of the combined company. The combined company will operate under the Virginia National Bankshares name and the combined bank will operate under the Virginia National Bank name. Additional information on the merger can be found in the Company’s 8-Ks filed with the SEC on October 1, 2020 and October 2, 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Fauquier Bankshares, Inc.

Warrenton, Virginia

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Fauquier Bankshares, Inc. and Subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019 and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2020, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Brown, Edwards & Company, L.L.P
BROWN, EDWARDS & COMPANY, L.L.P

We have served as the Company’s auditor since 2017.

Harrisonburg, Virginia

March 6, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

Fauquier Bankshares, Inc.

Warrenton, Virginia

Opinion on Internal Control over Financial Reporting

We have audited Fauquier Bankshares, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, Fauquier Bankshares, Inc. and Subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”) of the Company and our report dated March 6, 2020, expressed an unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintain in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Brown, Edwards & Company, L.L.P
BROWN, EDWARDS & COMPANY, L.L.P

Harrisonburg, Virginia

March 6, 2020

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2019 and 2018

(In thousands, except share and per share data)	December 31, 2019	December 31, 2018
Assets
Cash and due from banks	$9,124	$6,834
Interest-bearing deposits in other banks	37,203	60,259
Federal funds sold	14	17
Securities available for sale, at fair value	79,783	71,884
Restricted investments	2,016	2,240
Mortgage loans held for sale	247	—
Loans	550,226	549,364
Allowance for loan losses	(5,227)	(5,176)

Loans, net	544,999	544,188

Premises and equipment, net	17,492	18,190
Accrued interest receivable	1,984	1,942
Other real estate owned, net	1,356	1,356
Bank-owned life insurance	13,961	13,595
Other assets	13,992	10,300

Total assets	$722,171	$730,805

Liabilities
Deposits:
Noninterest-bearing checking	$123,492	$123,576
Interest-bearing:
Checking	242,531	269,007
Savings and money market accounts	182,007	160,843
Time deposits	74,125	82,212

Total interest-bearing	498,663	512,062

Total deposits	622,155	635,638
Federal Home Loan Bank advances	16,695	23,780
Junior subordinated debt	4,124	4,124
Other liabilities	12,075	7,256

Total liabilities	655,049	670,798

Shareholders’ Equity
Common stock, par value $3.13, and additional paid-in capital; authorized: 8,000,000 shares; issued and outstanding: 3,783,724 and 3,773,836 shares including 20,352 and 22,569 unvested shares, respectively	15,964	15,742
Retained earnings	49,787	44,803
Accumulated other comprehensive income (loss), net	1,371	(538)

Total shareholders’ equity	67,122	60,007

Total liabilities and shareholders’ equity	$722,171	$730,805

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2019, 2018 and 2017

(In thousands, except per share data)	2019	2018	2017
Interest Income
Interest and fees on loans	$26,398	$24,291	$21,147
Interest and dividends on securities:
Taxable interest income	1,465	1,487	1,197
Tax-exempt interest	359	375	341
Dividends	166	135	106
Interest on deposits in other banks	782	410	529

Total interest income	29,170	26,698	23,320

Interest Expense
Interest on deposits	3,595	2,447	1,599
Interest on federal funds purchased	14	46	2
Interest on Federal Home Loan Bank advances	712	541	249
Interest on Junior subordinated debt	199	199	199

Total interest expense	4,520	3,233	2,049

Net interest income	24,650	23,465	21,271
Provision for loan losses	346	507	520

Net interest income after provision for loan losses	24,304	22,958	20,751

Noninterest Income
Trust and estate fees	1,743	1,542	1,528
Brokerage fees	453	180	170
Service charges on deposit accounts	1,522	1,706	1,926
Interchange fee income, net	1,305	1,252	1,299
Bank-owned life insurance	366	361	362
Gain on sale/call of securities available for sale, net	79	838	—
Gain on sale of mortgage loans held for sale, net	69	37	10
Other income	437	158	173

Total noninterest income	5,974	6,074	5,468

Noninterest Expenses
Salaries and benefits	12,084	12,108	11,083
Occupancy	2,352	2,331	2,320
Furniture and equipment	1,050	1,012	1,154
Marketing and business development	648	610	476
Legal, audit and consulting	1,054	1,015	1,058
Data processing	1,381	1,292	1,254
Federal Deposit Insurance Corporation assessment	190	369	312
Prepayment penalty on early debt extinguishment	268	—	—
Other operating expenses	3,427	3,414	3,187

Total noninterest expenses	22,454	22,151	20,844

Income before income taxes	7,824	6,881	5,375
Income tax expense	1,004	746	2,879

Net Income	$6,820	$6,135	$2,496

Earnings per share, basic	$1.80	$1.63	$0.66

Earnings per share, diluted	$1.80	$1.62	$0.66

Dividends per share	$0.485	$0.48	$0.48

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2019, 2018 and 2017

(In thousands)	2019	2018	2017
Net income	$6,820	$6,135	$2,496
Other comprehensive income (loss), net of tax:
Change in fair value of securities available for sale, net of tax, $(586), $43, and $(384), respectively	2,204	(161)	735
Reclassification adjustment for gain on securities available for sale, net of tax, $17, $176, and $0, respectively	(62)	(662)	—
Change in fair value of interest rate swap, net of tax, $66, $(36), and $(1), respectively	(250)	135	14
Change in unrecognized benefit obligation for Supplemental Executive Retirement Plan, net of tax, $(4), $(4) and $(27), respectively	17	15	92

Total other comprehensive income (loss), net of tax, $(507), $179, and $(412), respectively	1,909	(673)	841

Total comprehensive income	$8,729	$5,462	$3,337

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

Years Ended December 31, 2019, 2018 and 2017

(In thousands, except share and per share data)	Common Stock and Additional Paid- In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2016	$15,364	$39,824	$(737)	$54,451
Net income	—	2,496	—	2,496
Other comprehensive loss, net of tax effect of $(412)	—	—	841	841
Cash dividends ($0.48 per share)	—	(1,808)	—	(1,808)
Amortization of unearned compensation, restricted stock awards	79	—	—	79
Issuance of common stock - unvested shares (3,984 shares)	—	—	—	—
Issuance of common stock - vested shares (5,139 shares)	90	—	—	90
Repurchase of common stock (382 shares)	(7)	—	—	(7)
Tax Cuts and Jobs Act - reclassification adjustment	—	(21)	21	—

Balance, December 31, 2017	$15,526	$40,491	$125	$56,142

Balance, December 31, 2017	$15,526	$40,491	$125	$56,142
Net income	—	6,135	—	6,135
Other comprehensive income, net of tax effect of $179	—	—	(673)	(673)
Cash dividends ($0.48 per share)	—	(1,813)	—	(1,813)
Amortization of unearned compensation, restricted stock awards	134	—	—	134
Reclassification of net unrealized gains on equity securities from Accumulated other comprehensive income (loss)	—	(10)	10	—
Issuance of common stock - unvested shares (7,333 shares)	—	—	—	—
Issuance of common stock - vested shares (4,194 shares)	90	—	—	90
Repurchase of common stock (368 shares)	(8)	—	—	(8)

Balance, December 31, 2018	$15,742	$44,803	$(538)	$60,007

Balance, December 31, 2018	$15,742	$44,803	$(538)	$60,007
Net income	—	6,820	—	6,820
Other comprehensive income, net of tax of $(507)	—	—	1,909	1,909
Cash dividends ($0.485 per share)	—	(1,836)	—	(1,836)
Amortization of unearned compensation, restricted stock awards	153	—	—	153
Issuance of common stock - unvested shares (7,956 shares)	—	—	—	—
Issuance of common stock - vested shares (4,149 shares)	90	—	—	90
Forfeiture of common stock - unvested shares (1,210 shares)	—	—	—	—
Repurchase of common stock (960 shares)	(21)	—	—	(21)

Balance, December 31, 2019	$15,964	$49,787	$1,371	$67,122

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2019, 2018 and 2017

(In thousands)	2019	2018	2017
Cash Flows from Operating Activities
Net income	$6,820	$6,135	$2,496
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,256	1,255	1,337
Provision for loan losses	346	507	520
(Gain) loss on interest rate swaps, net	4	3	(12)
Deferred tax expense	124	221	1,356
Gain on calls of securities available for sale	(79)	(838)	—
Amortization of security premiums, net	450	357	215
Amortization of unearned compensation, net of forfeiture	250	214	126
Issuance of vested restricted stock	90	90	90
Bank-owned life insurance income	(366)	(361)	(362)
Originations of mortgage loans held for sale	(5,379)	(2,042)	(440)
Proceeds from mortgage loans held for sale	5,201	2,079	450
Gain on mortgage loans held for sale	(69)	(37)	(10)
Changes in assets and liabilities:
(Increase) decrease in other assets	(4,731)	(1,065)	189
Increase (decrease) in other liabilities	4,641	812	(122)

Net cash provided by operating activities	8,558	7,330	5,833

Cash Flows from Investing Activities
Proceeds from maturities, calls and principal payments of securities available for sale	8,196	11,707	12,934
Proceeds from sales of securities available for sale	13,871	—	—
Purchase of securities available for sale	(27,626)	(12,372)	(34,215)
Purchase of premises and equipment	(558)	(839)	(644)
(Purchase) redemption of restricted investments, net	224	(694)	236
Loan originations, net	(1,009)	(47,036)	(39,665)

Net cash used in investing activities	(6,902)	(49,234)	(61,354)

Cash Flows from Financing Activities
Increase (decrease) in noninterest-bearing checking, interest-bearing checking, savings and money market accounts	(5,396)	55,318	18,281
Increase (decrease) in time deposits	(8,087)	10,297	5,585
Increase (decrease) in Federal Home Loan Bank advances	(7,085)	15,920	(5,076)
Cash dividends paid on common stock	(1,836)	(1,813)	(1,808)
Repurchase of common stock	(21)	(8)	(7)

Net cash provided by (used in) financing activities	(22,425)	79,714	16,975

Increase (decrease) in cash and cash equivalents	(20,769)	37,810	(38,546)
Cash and Cash Equivalents
Beginning	67,110	29,300	67,846

Ending	$46,341	$67,110	$29,300

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$4,603	$3,061	$2,033

Income taxes	$970	$330	$600

Supplemental Disclosures of Noncash Investing Activities
Unrealized gain (loss) on securities available for sale, net of tax	$2,142	$(823)	$735

Unrealized gain (loss) on interest rate swaps, net of tax	$(250)	$135	$14

Changes in Supplemental Executive Retirement Plans, net of tax	$17	$15	$92

See accompanying Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years Ended December 31, 2019, 2018 and 2017

Note 1.    Nature of Banking Activities and Significant Accounting Policies

Fauquier Bankshares, Inc. (the “Company”) is a bank holding company incorporated under the laws of the Commonwealth of Virginia. The Company owns all of the stock of The Fauquier Bank (the “Bank”), which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia. In addition, the Company owns Fauquier Statutory Trust II (“Trust II”), which is an unconsolidated subsidiary. The subordinated debt owed to Trust II is reported as a liability of the Company. The Bank provides a full range of financial services, including internet banking, mobile banking, commercial, retail, insurance, wealth management, and financial planning services through eleven banking offices throughout Fauquier and Prince William counties in Virginia.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles (“GAAP”) and to the reporting guidelines prescribed by regulatory authorities. The following is a description of the more significant of those policies and practices.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiary, the Bank; and the Bank’s wholly-owned subsidiaries, Fauquier Bank Services, Inc. and Specialty Properties Acquisitions - VA, LLC (formed for the sole purpose of holding foreclosed property). All significant intercompany balances and transactions have been eliminated.

Basis of Presentation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, the valuation of deferred taxes and fair value measurements. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, which are necessary for a fair presentation of the results of operations in these financial statements, have been made.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation. None of the reclassifications was material and there was no effect on net income.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks, interest-bearing deposits in other banks and federal funds sold. Generally, federal funds are purchased and sold for one day periods. The Company is required to maintain collateral against all loss positions in its interest rate swaps which are described in Note 16.

Securities

Investments in debt securities with readily determinable fair values are classified as either held to maturity, available for sale, or trading, based on management’s intent. Currently all of the Company’s investment securities are classified as available for sale. Available for sale securities are carried at estimated fair value with the corresponding unrealized gains and losses excluded from earnings and reported in other comprehensive income. Gains or losses are recognized in earnings on the trade date using the amortized cost of the specific security sold. Purchase premiums and discounts are recognized in interest income using the specific identification method over the terms of the securities.

Impairment of securities occurs when the fair value of a security is less than its amortized cost. For debt securities, other-than-temporary impairment (“OTTI”) is recognized in its entirety in net income if either (i) the Company intends to sell the security or (ii) it is more-likely-than-not that the Company will be required to sell the security before recovery of its amortized cost basis. If, however, the Company does not intend to sell the security and it is not more-likely-than-not that the Company will be required to sell the security before recovery, the Company must determine what portion of the impairment is attributable to a credit loss, which occurs when the amortized cost basis of the security exceeds the present value of the cash flows expected to be collected from the security. If there is no credit loss, there is no other-than-temporary impairment. If there is a credit loss, other-than-temporary impairment exists, and the credit loss must be recognized in net income and the remaining portion of impairment must be recognized in other comprehensive income. The Company regularly reviews each investment security for other-than-temporary impairment based on criteria that include the extent to which cost exceeds market price, the duration of that market decline, the financial health of and specific prospects for the issuer, the Company’s best estimate of the present value of cash flows expected to be collected from debt securities, the Company’s intention with regard to holding the security to maturity and the likelihood that the Company would be required to sell the security before recovery.

Restricted Investments

The Bank is required to maintain an investment in the capital stock of certain correspondent banks. No readily available market exists for this stock and it has no quoted market value. These investments are recorded at cost and they are reported on the Company’s consolidated balance sheets as restricted investments.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or fair value. The fair value of mortgage loans held for sale is determined using current secondary market prices for loans with similar coupons, maturities, and credit quality and fair value of loans committed at year-end.

Loans

The Company makes mortgage, commercial and consumer loans to customers. The Company’s recorded investment in loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at the unpaid principal balances adjusted for charges-offs, unearned discounts, any deferred fees or costs on originated loans, and the allowance for loan losses. Interest on loans is credited to operations based on the principal amount outstanding. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan’s yield using the interest method. The Company amortizes these amounts over the contractual life of the related loans.

The past due status of a loan is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain based on an evaluation of the net realizable value of the collateral and the financial strength of the borrower. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cost recovery method, until qualifying for return to accrual. Loans greater than 90 days past due may remain on accrual status if management determines it has adequate collateral to cover the principal and interest. For those loans that are carried on nonaccrual status, payments are first applied to the principal outstanding. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed. These policies are applied consistently across the loan portfolio.

Loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis for these loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment.

A loan is considered a trouble debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and, if so, whether the Bank has granted a concession to a borrower by modifying the loan. All TDRs are individually evaluated for impairment.

Allowance for Loan Losses

The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Loan losses are charged against the allowance when management believes the collectability of loan principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents an amount that, in management’s judgment, will be adequate to absorb probable losses inherent in the loan portfolio. Management’s judgment in determining the level of the allowance is based on evaluations of the collectability of loans while taking into consideration such factors as historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

All loans are risk rated on a 1-9 grading system:

•	Level 1 through 5 are loans with minimal to marginally acceptable risk (Pass)

•	Level 6 are loans with potential weaknesses identified (Special mention)

•	Level 7 are loans with well-defined weaknesses that may result in possible losses (Substandard)

•	Level 8 are loans that are unlikely to be repaid in full and will probably result in losses (Doubtful)

•	Level 9 are loans that will not be repaid in full and losses will occur (Loss)

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired, and is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers nonimpaired loans and is based on historical loss experience adjusted for qualitative factors and is also maintained to cover uncertainties that could affect management’s estimate of probable losses. This includes an unallocated portion of the allowance which reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating general losses in the portfolio.

The Company has identified the following loan segments and risk characteristics in evaluating the allowance for loan losses:

•

Commercial and industrial – Commercial and industrial loans are made to small businesses and carry risks associated with management, industry and economic fluctuations that can impact cash flow, which is the primary source of repayment. Collateral for these loans is primarily business assets. This collateral can fluctuate in value based on market conditions and timing of sale.

•

Commercial real estate – Loans secured by commercial real estate carry risks associated with a cyclical industry that has economic and collateral value fluctuations. Commercial real estate lending is primarily limited to the Company’s specific geographic market area of Fauquier and Prince William counties.

•

Construction and land – Real estate construction loans carry risks that the project will not be finished according to schedule, the project will not be finished according to budget and the value of the collateral may, at any point in time, be less than the principal amount of the loan.

•

Consumer – Consumer loans carry risks associated with the continued credit-worthiness of the borrower and the value of the collateral (e.g., rapidly depreciating assets such as automobiles), or lack thereof.

•

Student - Student loans carry risks associated with the continued credit-worthiness of the borrower. Student loans are more likely to be immediately adversely affected by job loss, divorce, illness or personal bankruptcy.

•	Residential real estate – Residential real estate loans carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

•	Home equity lines of credit – Home equity lines of credit carry risks associated with the continued credit-worthiness of the borrower and changes in the value of the collateral.

Risk characteristics are evaluated for each portfolio segment by reviewing external factors such as: unemployment, new building permits, bankruptcies, foreclosures, regional economic conditions, competition and the regulatory environment. Internal risk characteristics evaluated include: lender turnover, lender experience, lending policy changes, loan portfolio characteristics, collateral, risk rating adjustments, loan concentrations, and loan review analysis.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from 3 to 39 years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from 3 to 5 years. Depreciation and amortization are recorded on the straight-line method. Costs of maintenance and repairs are charged to expense as incurred.

Leases

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02 “Leases (Topic 842)” and all subsequent ASUs that modified Topic 842. The Company elected the prospective application approach and did not adjust prior periods. There was no cumulative effect adjustment at adoption. The Company also elected certain practical expedients within the standard and did not reassess whether any expired or existing contracts are or contain leases, did not reassess the lease classification for any expired or existing leases and did not reassess any initial direct costs for existing leases. Prior to adoption, all of the Company’s leases were classified as operating leases and remained operating leases at adoption. The implementation of the new standard resulted in recognition of a right-of-use asset and offsetting lease liability of $5.6 million for leases existing at the date of adoption.

Contracts that commence subsequent to adoption are evaluated to determine whether they are or contain a lease. The Company has elected the practical expedient not to allocate consideration in a contract between lease and non-lease components. The Company also elected not to recognize right-of-use assets and lease liabilities for short-term leases, defined as leases with terms of 12 months or less.

Lease liabilities represent the Company’s obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company’s incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

Lease payments for short-term leases are recognized as lease expense on a straight-line basis over the lease term. Payments for leases with terms longer than twelve months are included in the determination of the lease liability. Each of the Company’s leases offer the option to extend the lease term and include a known escalator which is included in the cash flows used to determine the lease liability.

None of the Company’s leases provides for residual value guarantees and none provides restrictions or covenants that would impact dividends or require incurring additional financial obligations. The contracts in which the Company is lessee are with parties external to the Company and not related parties.

Other Real Estate Owned (“OREO”)

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, recent sales of like properties, length of time the properties have been held, and the Company’s ability and intention with regard to continued ownership of the properties. The Company may incur additional write-downs of foreclosed assets to fair value less costs to sell if valuations indicate a further deterioration in market conditions. Revenue and expenses from operations and changes in the property valuations are included in net expenses from foreclosed assets and improvements are capitalized.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the asset has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, and are presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

When tax returns are filed, it is likely that some positions taken would be sustained upon examination by the applicable taxing authority, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, the Company believes it is more-likely-than-not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than fifty percent (50%) likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the balance sheet along with any associated interest and penalties that would be payable to the applicable taxing authority upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of operations. The Company has no uncertain tax positions.

Share-based Compensation

Compensation cost relating to share-based payment transactions is measured based on the grant date fair value of the equity or liability instruments issued. Compensation cost for all stock awards is calculated and recognized over the employees’ service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Additional information about the Company’s share-based compensation plans is presented in Note 12.

Earnings Per Share

Basic earnings per share represent income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to restricted stock and are determined using the treasury method. Earnings per share calculations are presented in Note 11.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, changes in defined benefit plan assets and liabilities, and unrealized gains and losses on cash flow hedging instruments are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. These components are presented in the consolidated statements of comprehensive income.

Derivative Financial Instruments

The Company recognizes derivative financial instruments in the consolidated balance sheets at fair value. The fair value of a derivative is determined by quoted market prices and mathematical models using current and historical data. If certain hedging criteria are met, including testing for hedge effectiveness, special hedge accounting may be applied. The Company assesses each hedge, both at inception and on an ongoing basis, to determine whether the derivative used in a hedging transaction is effective in offsetting changes in the fair value or cash flows of the hedged item and whether the derivative is expected to remain effective during subsequent periods. The Company discontinues hedge accounting when (i) it determines that a derivative is no longer effective in offsetting changes in fair value or cash flows of a hedged item; (ii) the derivative expires or is sold, terminated or exercised; (iii) probability exists that the forecasted transaction will no longer occur or; (iv) management determines that designating the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued and a derivative remains outstanding, the Company recognizes the derivative in the balance sheet at its fair value and changes in the fair value are recognized in net income.

At inception, the Company designates a derivative as (i) a fair value hedge of recognized assets or liabilities or of unrecognized firm commitments (fair value hedge) or (ii) a hedge of forecasted transactions or variable cash flows to be received or paid in conjunction with recognized assets or liabilities (cash flow hedge). For a derivative treated as a fair value hedge, a change in fair value is recorded as an adjustment to the hedged item and recognized in net income.

For a derivative treated as a cash flow hedge, the effective portion of a change in fair value is recorded as an adjustment to the hedged item and recognized as a component of accumulated other comprehensive income (loss) within shareholders’ equity. For a derivative treated as a cash flow hedge, the ineffective portion of a change in fair value is recorded as an adjustment to the hedged item and recognized in net income. For more information on derivative financial instruments see Note 16.

Wealth Management Services Division

Securities and other property held by the Wealth Management Services division in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Marketing

The Company follows the policy of charging the costs of marketing, including advertising, to expense as incurred.

Fair Value Measurements

Fair values of financial instruments are estimated using relevant information and assumptions, as more fully disclosed in Note 18. Fair value estimates involve uncertainties and matters of significant judgment. Changes in assumptions or in market conditions could significantly affect those estimates.

Revenue Recognition

The majority of the Company’s revenues are associated with financial instruments, including loans and securities. The Company’s noninterest income includes trust, estate and brokerage fee income, service charges on deposits accounts and net interchange fee income. Substantially all of the Company’s revenue is generated from contracts with customers. Noninterest income streams are discussed below.

•

Trust, estate and brokerage fee income – Income is primarily comprised of fees earned from the management and administration of trusts, estates and other customer assets and by providing investment brokerage services. Fees that are transaction-based (e.g., execution of trades) are recognized on a monthly basis. Other fees, or commissions, are earned over time as the contracted monthly or quarterly services are provided and are generally assessed based on either account activity or the market value of assets under management.

•

Service charges on deposit accounts – The Company earns fees from its deposit customers for overdraft and account maintenance services. Overdraft fees are recognized when the overdraft occurs. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. The Company also earns fees from its customers for transaction-based services. Such services include safe deposit box, ATM, stop payment and wire transfer fees. In each case, these service charges and fees are recognized in income at the time or within the same period that the Company’s performance obligation is satisfied.

•

Interchange fee income, net – The Company earns interchange fees from debit and credit cardholder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration. For public business entities that are Securities and Exchange Commission (“SEC”) filers, excluding those meeting the smaller reporting company definition, the standard became effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. All other entities will be required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. The Company qualifies as a smaller reporting company and expects to adopt ASU No. 2016-13 effective January 1, 2023. Changes under these amendments represent a fundamental shift from existing GAAP and may result in a material increase to the Company’s accounting for credit losses on financial instruments. To prepare for implementation of the new standard the Company has established a working group to evaluate the impact these changes will have on the Company’s financial statements and related disclosures. The Company has also contracted with a third-party for credit modeling in accordance with this ASU. During 2019, the Company was focused on model validations and parallel runs as well as the development of processes and related controls. The Company has not yet determined an estimate of the effect of these changes on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement.” The amendments modify the disclosure requirements in Topic 820 to add disclosures regarding changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair value measurements and the narrative description of measurement uncertainty. Certain disclosure requirements in Topic 820 are also removed or modified. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Certain of the amendments are to be applied prospectively while others are to be applied retrospectively. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2018-13 to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans.” These amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements have been deleted while the following disclosure requirements have been added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendments also clarify the disclosure requirements in paragraph 715-20-50-3, which state that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendments are effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2018-14 to have a material impact on its consolidated financial statements.

In April 2019, the FASB issued ASU No. 2019-04, “Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments.” This ASU clarifies and improves areas of guidance related to the recently issued standards on credit losses, hedging, and recognition and measurement including improvements resulting from various Transition Resource Group meetings. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that ASU No. 2019-04 will have on its consolidated financial statements.

In May 2019, the FASB issued ASU No. 2019-05, “Financial Instruments—Credit Losses (Topic 326): Targeted Transition Relief.” The amendments in this ASU provide entities that have certain instruments within the scope of Subtopic 326-20 with an option to irrevocably elect the fair value option in Subtopic 825-10, applied on an instrument-by-instrument basis for eligible instruments, upon the adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option will subsequently measure those instruments at fair value with changes in fair value flowing through earnings. The amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The amendments will be applied on a modified-retrospective basis by means of a cumulative-effect adjustment to the opening balance of retained earnings balance in the balance sheet. Early adoption is permitted. The Company is currently assessing the impact that ASU No. 2019-05 will have on its consolidated financial statements.

In November 2019, the FASB issued ASU No. 2019-11, “Codification Improvements to Topic 326, Financial Instruments – Credit Losses.” This ASU addresses issues raised by stakeholders during the implementation of ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” Among other narrow-scope improvements, the new ASU clarifies guidance around how to report expected recoveries. “Expected recoveries” describes a situation in which an organization recognizes a full or partial write-off of the amortized cost basis of a financial asset, but then later determines that the amount written off, or a portion of that amount, will in fact be recovered. While applying the credit losses standard, stakeholders questioned whether expected recoveries were permitted on assets that had already shown credit deterioration at the time of purchase (also known as Purchased Credit Deterioration (“PCD”) assets). In response to this question, the ASU permits organizations to record expected recoveries on PCD assets. In addition to other narrow technical improvements, the ASU also reinforces existing guidance that prohibits organizations from recording negative allowances for available-for-sale debt securities. The ASU includes effective dates and transition requirements that vary depending on whether or not an entity has already adopted ASU No. 2016-13. The Company is currently assessing the impact that ASU No. 2019-11 will have on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740) – Simplifying the Accounting for Income Taxes.” The ASU is expected to reduce cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that ASU No. 2019-12 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments – Equity Securities (Topic 321), Investments – Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” The ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU No. 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarify that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in the ASU are effective for fiscal years beginning after December 31, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2020-01 to have a material impact on its consolidated financial statements.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (“SAB”) 119. SAB 119 updated portions of SEC interpretative guidance to align with FASB Accounting Standards Codification 326, “Financial Instruments – Credit Losses.” It covers topics including (1) measuring current expected credit losses; (2) development, governance, and documentation of a systematic methodology; (3) documenting the results of a systematic methodology; and (4) validating a systematic methodology.

Note 2.     Securities

The amortized cost and fair value of securities available for sale, are summarized as follows:

	December 31, 2019
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$63,090	$937	$(86)	$63,941
Obligations of states and political subdivisions	15,054	802	(14)	15,842

	$78,144	$1,739	$(100)	$79,783

	December 31, 2018
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$57,673	$26	$(1,290)	$56,409
Obligations of states and political subdivisions	14,605	93	(118)	14,580
Corporate bonds	680	215	—	895

	$72,958	$334	$(1,408)	$71,884

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	December 31, 2019
(In thousands)	Amortized Cost	Fair Value
Due in one year or less	$1,007	$1,007
Due after one year through five years	14,321	14,534
Due after five years through ten years	10,121	10,340
Due after ten years	52,695	53,902

	$78,144	$79,783

Proceeds from maturities, calls and principal repayments of securities available for sale during 2019, 2018 and 2017 were $8.2 million, $11.7 million and $12.9 million, respectively, which includes the call of two corporate bonds in 2018, that went to auction and were settled at their par value of $4.0 million. Proceeds from the sales of securities available for sale were $13.9 million in 2019, including one corporate bond with a cost basis, net of OTTI, totaling $680,000. There were no sales of securities available for sale in 2018 and 2017. Gains on sales and/or calls of securities available for sale were $79,000 and $838,000, during 2019 and 2018, respectively. There were no gains on sales and/or calls of securities available for sale during 2017. Securities available for sale totaling $27.6 million, $12.4 million and $34.2 million were purchased in 2019, 2018 and 2017, respectively.

The following table presents securities with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2019 and 2018, respectively.

(In thousands)	Less than 12 Months		12 Months or More		Total
December 31, 2019	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government corporations and agencies	$11,460	$(42)	$5,651	$(44)	$17,111	$(86)
Obligations of states and political subdivisions	2,049	(14)	—	—	2,049	(14)

Total temporarily impaired securities	$13,509	$(56)	$5,651	$(44)	$19,160	$(100)

(In thousands)	Less than 12 Months		12 Months or More		Total
December 31, 2018	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government corporations and agencies	$14,901	$(104)	$37,186	$(1,186)	$52,087	$(1,290)
Obligations of states and political subdivisions	3,179	(31)	4,086	(87)	7,265	(118)

Total temporarily impaired securities	$18,080	$(135)	$41,272	$(1,273)	$59,352	$(1,408)

At December 31, 2019, there were 21 securities that were considered temporarily impaired due to market conditions, primarily interest rates, and not due to credit concerns. Because the Company intends to hold these investments to maturity and it is more-likely-than-not that the Company will not be required to sell these investments before a recovery of unrealized losses, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2019 and no OTTI has been recognized.

The carrying value of securities pledged to secure deposits and for other purposes amounted to $16.6 million and $16.5 million at December 31, 2019 and 2018, respectively.

Note 3.    Loans and Allowance for Loan Losses

The Company’s allowance for loan losses has three basic components: the specific allowance, the general allowance, and the unallocated component. The specific allowance is used to individually allocate an allowance for larger balance, non-homogeneous loans identified as impaired. The general allowance is used for estimating the loss on pools of smaller balance, homogeneous loans, including 1-4 family mortgage loans and other consumer loans. Also, the general allowance is used for the remaining pool of larger balance, non-homogeneous loans which were not identified as impaired. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The following table presents the activity in the allowance for loan losses by portfolio segment for each of the years ended December 31, 2019, 2018 and 2017.

	December 31, 2019
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Unallocated	Total
Allowance for Loan Losses
Beginning balance, December 31, 2018	$483	1,738	$635	$145	$68	$1,311	$446	$350	$5,176
Charge-offs	(328)	—	—	(50)	(13)	—	—	—	(391)
Recoveries	2	80	—	14	—	—	—	—	96
Provision	139	(30)	17	45	10	285	(120)	—	346

Ending balance, December 31, 2019	$296	$1,788	$652	$154	$65	$1,596	$326	$350	$5,227

Ending balances individually evaluated for impairment	$—	$229	$—	$—	$—	$—	$—	$—	$229

Ending balances collectively evaluated for impairment	$296	$1,559	$652	$154	$65	$1,596	$326	$350	$4,998

Loans
Individually evaluated for impairment	$187	$2,847	$233	$—	$—	$379	$—		$3,646
Collectively evaluated for impairment	27,217	179,051	64,998	5,958	8,151	224,937	36,268		546,580

Ending balance, December 31, 2019	$27,404	$181,898	$65,231	$5,958	$8,151	$225,316	$36,268		$550,226

	December 31, 2018
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Unallocated	Total
Allowance for Loan Losses
Beginning balance, December 31, 2017	$518	$1,609	$879	$105	$72	$1,174	$387	$350	$5,094
Charge-offs	(106)	(47)	(312)	(14)	(24)	(200)	(80)	—	(783)
Recoveries	35	70	—	4	—	248	1	—	358
Provision	36	106	68	50	20	89	138	—	507

Ending balance, December 31, 2018	$483	$1,738	$635	$145	$68	$1,311	$446	$350	$5,176

Ending balances individually evaluated for impairment	$176	$159	$—	$—	$—	$—	$68	$—	$403

Ending balances collectively evaluated for impairment	$307	$1,579	$635	$145	$68	$1,311	$378	$350	$4,773

Loans
Individually evaluated for impairment	$522	$3,191	$2,679	$—	$—	$707	$567		$7,666
Collectively evaluated for impairment	26,199	184,606	68,730	5,562	9,158	205,238	42,205		541,698

Ending balance, December 31, 2018	$26,721	$187,797	$71,409	$5,562	$9,158	$205,945	$42,772		$549,364

	December 31, 2017
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Unallocated	Total
Allowance for Loan Losses
Beginning balance, December 31, 2016	$561	$1,569	$661	$21	$76	$943	$307	$387	$4,525
Charge-offs	(19)	(476)	—	(114)	(31)	(51)	—	—	(691)
Recoveries	154	575	—	2	—	6	3	—	740
Provision (recovery)	(178)	(59)	218	196	27	276	77	(37)	520

Ending balance, December 31, 2017	$518	$1,609	$879	$105	$72	$1,174	$387	$350	$5,094

Ending balances individually evaluated for impairment	$247	$257	$357	$—	$—	$—	$51	$—	$912

Ending balances collectively evaluated for impairment	$271	$1,352	$522	$105	$72	$1,174	$336	$350	$4,182

Loans
Individually evaluated for impairment	$758	$3,631	$5,234	$—	$—	$581	$658		$10,862
Collectively evaluated for impairment	23,655	173,196	48,928	5,068	10,677	186,523	43,890		491,937

Ending balance, December 31, 2017	$24,413	$176,827	$54,162	$5,068	$10,677	$187,104	$44,548		$502,799

Loans by credit quality indicators as of December 31, 2019 and 2018 are summarized as follows:

	December 31, 2019
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Total
Grade:
Pass	$26,555	$175,063	$62,231	$5,955	$8,151	$218,686	$34,218	$530,859
Special mention	422	3,487	2,594	3	—	336	127	6,969
Substandard	427	3,348	406	—	—	6,294	1,923	12,398
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total	$27,404	$181,898	$65,231	$5,958	$8,151	$225,316	$36,268	$550,226

	December 31, 2018
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Total
Grade:
Pass	$24,285	$178,525	$67,767	$5,559	$9,158	$198,566	$39,145	$523,005
Special mention	1,540	4,643	2,282	3	—	1,496	424	10,388
Substandard	896	4,629	1,360	—	—	5,883	3,203	15,971
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total	$26,721	$187,797	$71,409	$5,562	$9,158	$205,945	$42,772	$549,364

The past due status of loans as of December 31, 2019 and 2018 are summarized as follows:

	December 31, 2019
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Accruing	Nonaccruals
Commercial and industrial	$330	$—	$34	$364	$27,040	$27,404	$34	$—
Commercial real estate	—	—	989	989	180,909	181,898	—	989
Construction and land	5,472	—	—	5,472	59,759	65,231	—	—
Consumer	11	1	—	12	5,946	5,958	—	—
Student	345	220	1,204	1,769	6,382	8,151	1,205	—
Residential real estate	739	109	397	1,245	224,071	225,316	397	—
Home equity lines of credit	389	—	—	389	35,879	36,268	—	—

Total	$7,286	$330	$2,624	$10,240	$539,986	$550,226	$1,636	$989

	December 31, 2018
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Accruing	Nonaccruals
Commercial and industrial	$365	$—	$77	$442	$26,279	$26,721	$—	$135
Commercial real estate	372	—	974	1,346	186,451	187,797	—	974
Construction and land	1,419	—	—	1,419	69,990	71,409	—	—
Consumer	7	18	—	25	5,537	5,562	—	—
Student	747	238	1,227	2,212	6,946	9,158	1,227	—
Residential real estate	278	131	—	409	205,536	205,945	—	317
Home equity lines of credit	403	—	567	970	41,802	42,772	—	567

Total	$3,591	$387	$2,845	$6,823	$542,541	$549,364	$1,227	$1,993

The following table presents information related to impaired loans by portfolio segment as of December 31, 2019 and 2018.

	December 31, 2019
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Commercial and industrial	$187	$187	$—	$287	$13
Commercial real estate	1,048	1,048	—	1,213	61
Construction and land	233	233	—	494	25
Residential real estate	379	379	—	384	16
With an allowance recorded:
Commercial real estate	$1,799	$1,813	$229	$1,806	38
Total:
Commercial and industrial	$187	$187	$—	$287	$13
Commercial real estate	2,847	2,861	229	3,019	99
Construction and land	233	233	—	494	25
Residential real estate	379	379	—	384	16

Total	$3,646	$3,660	$229	$4,184	$153

	December 31, 2018
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Commercial and industrial	$61	$66	$—	$84	$2
Commercial real estate	1,378	1,378	—	1,413	74
Construction and land	2,679	2,679	—	3,289	145
Residential real estate	707	727	—	720	18
With an allowance recorded:
Commercial and industrial	$461	$493	$176	$587	$21
Commercial real estate	1,813	1,827	159	1,998	39
Home equity lines of credit	567	600	68	578	—
Total:
Commercial and industrial	$522	$559	$176	$671	$23
Commercial real estate	3,191	3,205	159	3,411	113
Construction and land	2,679	2,679	—	3,289	145
Residential real estate	707	727	—	720	18
Home equity lines of credit	567	600	68	578	—

Total	$7,666	$7,770	$403	$8,669	$299

No loans were modified as TDRs during the years ended December 31, 2019 and 2018. There were no defaults for TDRs occurring within twelve months of modification during the years ended December 31, 2019 and 2018. At December 31, 2019, there were five loans in the portfolio, totaling $2.5 million, that have been identified as TDRs, all of which were current and performing in accordance with their modified terms. At December 31, 2018, there were six loans in the portfolio identified as TDRs, totaling $3.4 million, of which five totaling $3.4 million were current and performing in accordance with their modified terms.

At December 31, 2019 and 2018, the Company had no foreclosed residential real estate properties in its possession and none in the process of foreclosure.

Note 4.     Related Party Transactions

Loans outstanding to directors and executive officers and certain of their affiliates totaled $2.2 million and $2.5 million at December 31, 2019 and 2018, respectively. Loan advances totaled $350,000 and repayments totaled $655,000 in the year ended December 31, 2019. Adjustments were made to prior year amounts for loans that are no longer considered to be related party transactions. Total deposits for directors and executive officers and their affiliates were $5.2 million and $4.8 million at December 31, 2019 and 2018, respectively. In the opinion of management, these transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates, collateral and repayment terms, as those prevailing at the same time for comparable transactions with unrelated persons and do not involve more than normal risk or present other unfavorable features.

Note 5.     Premises and Equipment, Net

The following table presents the cost and accumulated depreciation of premises and equipment at December 31, 2019 and 2018.

(In thousands)	2019	2018
Land	$4,254	$4,254
Buildings and improvements	22,709	22,447
Furniture and equipment	6,410	6,216
Leasehold improvements	38	38

	33,411	32,955
Accumulated depreciation	(15,919)	(14,765)

	$17,492	$18,190

Depreciation expense totaled $1.3 million for each of the years ended December 31, 2019, 2018 and 2017.

Note 6.     Deposits

The aggregate amounts of time deposits in denominations of $250,000 or more at December 31, 2019 and 2018 were $13.4 million and $27.4 million, respectively. As of December 31, 2019, there were no brokered certificates of deposit. Brokered certificates of deposit totaled $14.5 million as of December 31, 2018.

Overdraft deposits totaling $192,000 and $150,000 were reclassified to loans at December 31, 2019 and 2018, respectively.

The following table presents scheduled maturities of time deposits at December 31, 2019.

(In thousands)
2020	$49,732
2021	18,928
2022	5,182
2023	283
2024	—

$74,125

Note 7.     Employee Benefit Plans

Supplemental Executive Retirement Plan (“SERP”)

The Company has a defined benefit SERP for certain executives, in which the contribution is solely funded by the Company. For the years ended December 31, 2019, 2018 and 2017, SERP expenses were $270,000, $256,000 and $256,000, respectively.

The following table summarizes the projected benefit obligations, plan assets, funded status and rate assumptions associated with the SERP based upon actuarial valuations, for the years ended December 31, 2019, 2018 and 2017.

(In thousands)
	2019	2018	2017
Changes in Benefit Obligations
Benefit obligation, beginning	$2,574	$2,485	$2,531
Service cost	169	171	164
Interest cost	100	84	92
Actuarial gain	(20)	(18)	(141)
Benefits paid	(148)	(148)	(161)

Benefit obligation, ending	$2,675	$2,574	$2,485

Funded status at December 31,	$(2,675)	$(2,574)	$(2,485)

Changes in Plan Assets
Fair value of plan assets, beginning	$—	$—	$—
Employer contributions	148	148	161
Benefits paid	(148)	(148)	(161)

Fair value of plan assets, ending	$—	$—	$—

	2019	2018	2017
Amounts recognized in the Balance Sheets
Other assets, deferred income tax benefit	$479	$513	$542
Other liabilities	2,675	2,574	2,485
Accumulated other comprehensive income	157	140	125

Amounts recognized in accumulated other comprehensive income (loss)
Net gain	$176	$155	$137
Prior service cost	22	22	21
Deferred tax expense	(41)	(37)	(33)

Amount recognized	$157	$140	$125

	2019	2018	2017
Components of net periodic benefit cost
Service cost	$169	$171	$164
Interest cost	100	84	92
Amortization of prior service cost	1	1	1

Net periodic benefit cost	$270	$256	$257

	2019	2018	2017
Other changes in plan assets and benefit obligations recognized in other comprehensive income
Net gain	$20	$18	$140
Amortization of prior service cost	1	1	1

Total recognized	21	19	141
Less: Income tax effect	4	4	27

Net amount recognized in other comprehensive income	$17	$15	$114

The total recognized net periodic benefit costs and other comprehensive income before income tax follows:

(In thousands)
2019	2018	2017
$249	$237	$116

	2019	2018	2017
Weighted-average assumptions:
Discount rate used for net periodic benefit cost	4.00%	3.50%	3.75%
Discount rate used for benefit obligation	3.00%	4.00%	3.50%
Rate of compensation increase for net periodic benefit cost and benefit obligation	3.25%	3.25%	3.25%

Estimated future benefit payments follows:

(In thousands)
Amount
For the years ending December 31,
2020	$212
2021	203
2022	203
2023	203
2024	203
Thereafter	1,016

The Company has also established supplemental retirement plans for certain additional executives. The expense for these plans was $27,100, $35,600 and $33,000 during 2019, 2018 and 2017, respectively.

401(k) Plan

The Company has a defined contribution retirement plan under Internal Revenue Code of 1986 (“Code”) Section 401(k) covering all employees who are at least 18 years of age and worked more than 20 hours per week. Under the plan, a participant may contribute an amount up to 100% of their covered compensation for the year, not to exceed the dollar limit set by law (Code Section 402(g)). The Company will make an annual matching contribution, equal to 100% on the first 6% of compensation deferred for a maximum match of 6% of compensation. The Company makes an additional safe harbor contribution equal to 3% of compensation to all eligible participants. The Company’s 401(k) expenses for the years ended December 31, 2019, 2018 and 2017 were $747,000, $688,000 and $685,000, respectively.

Deferred Compensation Plans

The Company maintains a Director Deferred Compensation Plan. This plan provides that any nonemployee director of the Company may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Company’s common stock at the fair market value on the date of deferral. The value of a stock account will change based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Company’s common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash in lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments. There were no directors participating in the Director Deferred Compensation Plan in 2019, 2018 and 2017.

The Company has a nonqualified deferred compensation program for a former key employee’s retirement, in which the contribution expense is solely funded by the Company. The retirement benefit to be provided is variable based upon the performance of underlying life insurance policy assets. Deferred compensation expense amounted to $77,000, $44,000 and $22,000 for the years ended December 31, 2019, 2018 and 2017, respectively. Concurrent with the establishment of the deferred compensation program, the Company purchased life insurance policies on this employee with the Company named as owner and beneficiary. These life insurance policies are intended to be utilized as a source of funding the deferred compensation program. At December 31, 2019 and 2018, the Company recorded on the consolidated balance sheets, $1.4 million in cash surrender value for these policies and $153,000 and $103,000 in accrued liabilities as of December 31, 2019 and 2018, respectively. The Company has recorded on the consolidated statements of operations, noninterest income of $28,000, for each of the years ended December 31, 2019, 2018 and 2017.

Note 8.    Dividend Reinvestment and Stock Purchase Plan

In 2004, the Company implemented a dividend reinvestment and stock purchase plan (the “DRSPP”) that allows participating shareholders to purchase additional shares of the Company’s common stock through automatic reinvestment of dividends or optional cash investments at 100% of the market price of the common stock, which is either the actual purchase price of the shares if obtained on the open market, or the average of the closing bid and asked quotations for a share of common stock on the day before the purchase date for shares, if acquired directly from the Company, as newly issued shares under the DRSPP. There were no new shares issued during 2019 and 2018. The Company had 236,529 shares available for issuance under the DRSPP at December 31, 2019.

Note 9.    Commitments and Contingent Liabilities

The Bank has two data processing contractual obligations that began in June 2014 and will end in December 2021. The expense for these obligations totaled $1.2 million for each of the years ended December 31, 2019 and 2018 and $1.1 million for the year ended December 31, 2017. In addition, the core data processing contract provides for interchange processing where the expense is based on interchange volume and is more than offset by interchange income on the same transactions. The net interchange income was $1.3 million for each of the years ended December 31, 2019, 2018 and 2017.

As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. For the final weekly reporting period for the year ended December 31, 2019 and 2018, the Bank had no required reserve balances.

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit. The Company does not anticipate any material losses as a result of these commitments. See Note 15 with respect to financial instruments with off-balance sheet risk.

Note 10.    Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the Commonwealth of Virginia.

The following table summarizes the components of the net deferred tax assets included in other assets at December 31, 2019 and 2018.

(In thousands)	2019	2018
Deferred tax assets:
Allowance for loan losses	$1,098	$1,087
Securities available for sale	—	228
Impairment on securities	—	93
Interest on nonaccrual loans	40	143
Accrued vacation	76	73
SERP obligation	479	509
OREO	219	219
Accumulated depreciation	97	51
Restricted stock	108	92
Other	254	209

	2,371	2,704

Deferred tax liabilities:
Securities available for sale	344	—
Other	11	54

	355	54
Net deferred tax assets	$2,016	$2,650

The Company has not recorded a valuation allowance for deferred tax assets as management feels it is more-likely-than-not that they will be ultimately realized.

Components of income tax expense is summarized below:

	Year Ended December 31,
(In thousands)	2019	2018	2017
Current tax expense	$880	$525	$1,523
Deferred taxes	124	221	1,356

	$1,004	$746	$2,879

Income tax expense for the years ended December 31, 2019, 2018 and 2017 differed from the federal statutory rate applied to income before income taxes for the following reasons:

(In thousands)	2019	2018	2017
Computed “expected” tax expense	$1,643	$1,445	$1,828
Impact of the Tax Cuts and Jobs Act	—	—	1,687
Changes in income taxes resulting from:
Tax-exempt interest income	(146)	(149)	(254)
Tax credits	(552)	(504)	(422)
Other	59	(46)	40

	$1,004	$746	$2,879

The Tax Cuts and Jobs Act (the “Tax Act”) of 2017, which was signed into law on December 22, 2017, permanently reduced the federal corporate income tax rate to 21% from the prior maximum rate of 35%, effective January 1, 2018. In the year ended December 31, 2017, as a result of the reduction of the federal corporate income tax rate, the Company recorded a one-time remeasurement adjustment to its net federal deferred tax asset of $1.7 million, which was recognized in income tax expense.

Note 11.    Earnings Per Share

The following table presents the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of dilutive potential common stock.

	2019		2018		2017
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,783,322	$1.80	3,772,421	$1.63	3,764,690	$0.66

Effect of dilutive stock awards	7,396		6,945		8,320

Diluted earnings per share	3,790,718	$1.80	3,779,366	$1.62	3,773,010	$0.66

Unvested restricted shares have voting rights and receive nonforfeitable dividends during the vesting period; therefore, they are included in calculating basic earnings per share. The portion of unvested performance-based restricted stock units that are expected to vest, but have not yet been awarded, are included in the calculation of diluted earnings per share.

Note 12.    Share-based Compensation

Stock Incentive Plan

On May 21, 2019, the shareholders of the Company approved the Fauquier Bankshares, Inc. Amended and Restated Stock Incentive Plan (the “Plan”). Under the Plan, awards of options, restricted stock, and other stock-based awards may be granted to employees, directors or consultants of the Company or any affiliate. The effective date of the Plan is May 21, 2019 with a termination date of May 21, 2029. The Company’s Board of Directors may terminate, suspend or modify the Plan within certain restrictions. The Plan authorizes for issuance 350,000 shares of the Company’s common stock.

Restricted Shares

Restricted shares are accounted for using the fair market value of the Company’s common stock on the date in which these shares were awarded. Restricted shares are issued to certain executive officers and are subject to a vesting period, whereby, the restrictions on the shares lapse on the third anniversary of the date the shares were awarded. Compensation expense for these shares is recognized over the three-year period. The restricted shares issued to nonemployee directors are not subject to a vesting period and compensation expense is recognized at the date the shares are granted. Compensation expense for restricted shares amounted to $243,000, $223,000 and $168,000, net of forfeiture, for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, there was $156,000 of total unrecognized compensation cost related to restricted shares. This amount is expected to be recognized through 2022.

The table below summarizes the Company’s unvested restricted shares.

	December 31, 2019		December 31, 2018
	Shares	Weighted Average Grant Date Fair Value Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Unvested shares, beginning	22,569	$18.08	18,062	$16.58
Granted	12,058	21.69	11,527	21.47
Vested	(12,105)	21.20	(6,652)	21.47
Forfeited or surrendered	(2,170)	20.46	(368)	21.47

Unvested shares, ending	20,352	$20.20	22,569	$18.08

Performance-based Restricted Stock Units

The Company grants performance-based restricted stock units to certain executive officers. Performance-based restricted stock units are accounted for using the fair market value of the Company’s common stock on the date awarded, and adjusted as the market value of the stock changes. Performance-based restricted stock units issued to executive officers are subject to a vesting period, whereby the restrictions on the rights lapse on the third anniversary of the date the units were awarded. Until vesting, the shares underlying the units are not issued and are not included in shares outstanding. Vesting is contingent upon the Company reaching predetermined performance goals as compared with a predetermined peer group of banks. Compensation expense for performance-based restricted stock units totaled $97,000, $80,000 and $48,000 for the years ended December 31, 2019, 2018 and 2017, respectively. As of December 31, 2019, there was $113,000 unrecognized compensation expense related to these performance-based restricted stock units. This expense is expected to be recognized through 2022 and is dependent upon management reaching the predetermined goals.

The table below summarizes the Company’s unvested performance-based stock units.

	December 31, 2019		December 31, 2018
	Shares	Weighted Average Fair Value Per Share	Performance Based Stock Rights	Weighted Average Fair Value Per Share
Unvested shares, beginning	22,103	$17.90	18,062	$16.58
Granted	7,909	21.69	6,867	21.47
Forfeited	—	—	(2,826)	21.47

Unvested shares, ending	30,012	$18.90	22,103	$17.90

Note 13.    Federal Home Loan Bank Advances and Other Borrowings

The Company’s borrowings from the Federal Home Loan Bank of Atlanta (“FHLB”) were $16.7 million and $23.8 million at December 31, 2019 and 2018, respectively. At December 31, 2019, the fixed interest rates on FHLB advances ranged from 2.06% to 2.70%, and the weighted average interest rate at December 31, 2019 and 2018 was 2.21% and 2.66%, respectively.

At December 31, 2019, the Bank’s available line of credit with the FHLB was approximately $113.5 million. FHLB advances and the available line of credit were secured by certain first and second lien loans on 1-4 family single unit dwellings and eligible commercial real estate loans of the Bank. The amount of available credit is limited to 100% of the market value of qualifying collateral for 1-4 family single unit residential loans, 68% to 84% for home equity loans and 70% for commercial real estate loans. Any borrowing in excess of the qualifying collateral requires pledging of additional assets.

The following table presents the contractual maturities of FHLB advances at December 31, 2019:

(In thousands)
2020	$4,000
2022	2,695
2024	10,000

$16,695

At December 31, 2019, the Bank has $96.0 million in federal funds lines of credit with several different commercial banks and $23.2 million available from the Federal Reserve Bank of Richmond. As of December 31, 2019, the Bank also had a letter of credit in the amount of $35.0 million with the FHLB issued as collateral for public fund depository accounts. At December 31, 2019, none of the available federal funds lines of credit or letter of credit were in use.

Note 14.    Dividend Limitations on Affiliate Bank

Transfers of funds from the Bank to the Company in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. As of December 31, 2019, the aggregate amount of unrestricted funds, which could be transferred from the Bank to the Company, without prior regulatory approval, totaled $10.7 million.

Note 15.    Financial Instruments With Off-Balance Sheet Risk

The Company is party to credit related financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss is represented by the contractual amount of these commitments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2019 and 2018, the following financial instruments were outstanding whose contract amounts represent credit risk:

(In thousands)	2019	2018
Commitments to extend credit	$91,564	$78,474
Standby letters of credit	4,892	3,477

	$96,456	$81,951

Commitments to extend credit are agreements to lend to a customer provided that there are no violations of the terms of the contract prior to funding. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee by the customer. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Note 16.     Derivative Instruments and Hedging Activities

The Company uses interest rate swaps to reduce interest rate risk and to manage net interest income. Interest differentials paid or received under the swap agreements are reflected as adjustments to interest income. These interest rate swap agreements include both cash flow and fair value hedge derivative instruments that qualify for hedge accounting. The notional amounts of the interest rate swaps are not exchanged and do not represent exposure to credit loss. In the event of default by a counter party, the risk in these transactions is the cost of replacing the agreements at current market rates.

The Company entered into an interest rate swap agreement on July 1, 2010 to manage the interest rate exposure on its Junior Subordinated Debt due 2036. By entering into this agreement, the Company converted a floating rate liability into a fixed rate liability through 2020. Under the terms of the agreement, the Company receives interest quarterly at the rate equivalent to three-month LIBOR plus 1.70% repricing every three months on the same date as the Company’s Junior Subordinated Debt due 2036 and pays interest expense monthly at the fixed rate of 3.21%. The interest expense on the interest rate swap was $31,000, $43,000 and $82,000 for the years ended December 31, 2019, 2018 and 2017, respectively. There was no cash flow hedge ineffectiveness identified during 2019, 2018 and 2017. In addition, on June 24, 2016, the Company entered into a forward interest rate swap agreement to convert the floating rate liability on the same Junior Subordinated Debt to fixed from 2020 to 2031. There was no interest expense recognized on the forward interest rate swap in 2019, and there will be no exchange of payments until 2020. Both of these swaps are designated as cash flow hedges and changes in the fair value are recorded as an adjustment through other comprehensive income.

The Company entered into two swap agreements to manage the interest rate risk related to two commercial loans on February 11, 2015 and April 7, 2015. The agreements allow the Company to convert fixed rate assets to floating rate assets through 2022 and 2025. The Company receives interest monthly at the rate equivalent to one-month LIBOR plus a spread repricing on the same date as the loans and pays interest at fixed rates. Interest income recognized on the interest rate swaps was $26,000 and $5,000 in 2019 and 2018, respectively, and interest expense was $47,000 in 2017. These swaps are designated as fair value hedges and changes in fair value are recorded in current earnings.

Cash collateral held at other banks for these swaps was $730,000 and $430,000 at December 31, 2019 and 2018, respectively. Collateral posted and received is dependent on the market valuation of the underlying hedges.

The follow table summarizes the Company’s derivative instruments as of December 31, 2019 and 2018:

(In thousands)	December 31, 2019
Derivatives designated as hedging instruments	Notional/Contract Amount	Fair Value	Fair Value Balance Sheet Location	Expiration Date
Interest rate swap - cash flow	$4,000	$(41)	Other Liabilities	9/15/2020
Interest rate forward swap - cash flow	4,000	(59)	Other Liabilities	6/15/2031
Interest rate swap - fair value	1,167	(17)	Other Liabilities	4/9/2025
Interest rate swap - fair value	4,230	(23)	Other Liabilities	2/12/2022

(In thousands)	December 31, 2018
Derivatives designated as hedging instruments	Notional/Contract Amount	Fair Value	Fair Value Balance Sheet Location	Expiration Date
Interest rate swap - cash flow	$4,000	$(38)	Other Liabilities	9/15/2020
Interest rate forward swap - cash flow	4,000	255	Other Assets	6/15/2031
Interest rate swap - fair value	1,186	34	Other Assets	4/9/2025
Interest rate swap - fair value	4,347	78	Other Assets	2/12/2022

Note 17.    Accumulated Other Comprehensive Income (Loss)

The following table presents information on changes in accumulated other comprehensive income (loss), net of tax, for the periods indicated.

(In thousands)	Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available for Sale Securities	Supplemental Executive Retirement Plans	Total
Balance, December 31, 2016	$17	$(765)	$11	$(737)

Reclassification of the income tax effect of the Tax Act from accumulated other comprehensive income (loss)	6	(7)	22	21
Other comprehensive income before reclassifications	14	735	92	841

Balance, December 31, 2017	$37	$(37)	$125	$125

Reclassification of net unrealized gains on equity securities from accumulated other comprehensive income (loss)	—	10	—	10
Other comprehensive income (loss) before reclassifications	135	(823)	15	(673)

Balance, December 31, 2018	$172	$(850)	$140	$(538)

Other comprehensive income (loss) before reclassifications	(250)	2,142	17	1,909

Balance, December 31, 2019	$(78)	$1,292	$157	$1,371

Note 18.    Fair Value Measurements

GAAP requires the Company to record fair value adjustments to certain assets and liabilities. The fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants as of the measurement date.

GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1:	Inputs are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs are defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs are defined as unobservable inputs for the asset or liability.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the consolidated financial statements:

Securities available for sale: Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity, then the security would fall to the lowest level of the hierarchy (Level 3). The Company’s investment portfolio is primarily valued using fair value measurements that are considered to be Level 2. The Company has contracted with an independent pricing service that uses Interactive Data Corporation (“IDC”) as the primary source for valuation. IDC utilizes evaluated pricing models that vary by asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

Interest rate swaps: The Company recognizes interest rate swaps at fair value. The Company has contracted with a third-party to provide valuations for interest rate swaps using standard valuation techniques. The Company’s interest rate swaps are classified as Level 2.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets at December 31, 2019:
Available for sale securities:
Obligations of U.S. Government corporations and agencies	$63,941	$—	$63,941	$—
Obligations of states and political subdivisions	15,842	—	15,842	—

Total available for sale securities	79,783	—	79,783	—
Mutual funds	403	403	—	—

Total assets at fair value	$80,186	$403	$79,783	$—

Liabilities at December 31, 2019:
Interest rate swaps	$140	$—	$140	$—

Total liabilities at fair value	$140	$—	$140	$—

Assets at December 31, 2018:
Available for sale securities:
Obligations of U.S. Government corporations and agencies	$56,409	$—	$56,409	$—
Obligations of states and political subdivisions	14,580	—	14,580	—
Corporate bonds	895	—	895	—

Total available for sale securities	71,884	—	71,884	—
Mutual funds	382	382	—	—
Interest rate swaps	367	—	367	—

Total assets at fair value	$72,633	$382	$72,251	$—

Liabilities at December 31, 2018:
Interest rate swaps	$38	$—	$38	$—

Total liabilities at fair value	$38	$—	$38	$—

The Company may be required, from time to time, to measure and recognize certain assets at fair value on a nonrecurring basis in accordance with GAAP. The following describes the valuation techniques and inputs used by the Company in determining the fair value of certain assets recorded at fair value on a nonrecurring basis in the consolidated financial statements.

Mortgage Loans Held for Sale: Mortgage loans held for sale are carried at lower of cost or market value. These loans currently consist of 1-4 family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). No nonrecurring fair value adjustments were recorded on mortgage loans held for sale during 2019 and 2018. Net gains and losses on the sale of loans are recorded as a component of noninterest income on the consolidated statements of operations.

Impaired Loans: A loan is designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loans or the fair value of the collateral securing the loans, or the present value of the cash flows. Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the Company’s collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal of one year or less, conducted by an independent, licensed appraiser using observable market data (Level 2). However, if the collateral is in the process of construction or if an appraisal of the real estate property is more than one year old and not solely based on observable market comparables or management determines the fair value of the collateral is further impaired below the appraised value, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal of one year or less, if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses on the consolidated statements of operations.

Other Real Estate Owned: OREO is measured at fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral, or management’s estimation of the value of the collateral. The Company considers OREO as Level 3.

The following table summarizes the Company’s financial assets that were measured at fair value on a nonrecurring basis during the period:

	December 31, 2019
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets:
Mortgage loans held for sale	$247	$—	$247	$—
Impaired loans, net	1,570	—	—	1,570
Other real estate owned, net	1,356	—	—	1,356

	December 31, 2018
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets:
Impaired loans, net	$2,438	$—	$—	$2,438
Other real estate owned, net	1,356	—	—	1,356

The following table displays quantitative information about Level 3 fair value measurements at December 31, 2019 and 2018:

	December 31, 2019
(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Weighted Average Discount
Impaired loans, net	$1,570	Appraised values	Age of appraisals, current market conditions, and experience within local market	87%
Other real estate owned, net	1,356	Appraised values	Age of appraisal, current market conditions and selling costs	18%

Total	$2,926

	December 31, 2018
(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Weighted Average Discount
Impaired loans, net	$2,438	Appraised values	Age of appraisal, current market conditions, and experience within local market	86%
Other real estate owned, net	1,356	Appraised values	Age of appraisal, current market conditions and selling costs	18%

Total	$3,794

Accounting Standards Codification (“ASC”) 825, “Financial Instruments”, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Additionally, the Company uses the exit price notion, rather than the entry price notion, in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The following tables present the Company’s estimated fair values and related carrying amounts:

	December 31, 2019
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and short-term investments	$46,341	$46,341	$—	$—	$46,341
Securities available for sale	79,783	—	79,783	—	79,783
Restricted investments	2,016	—	2,016	—	2,016
Mortgage loans held for sale	247	—	247	—	247
Loans, net	544,999	—	—	541,367	541,367
Accrued interest receivable	1,984	—	1,984	—	1,984
Mutual Funds	403	403	—	—	403
Bank-owned life insurance	13,961	—	13,961	—	13,961

Total financial assets	$689,734	$46,744	$97,991	$541,367	$686,102

Liabilities
Deposits	$622,155	$—	$622,295	$—	$622,295
FHLB advances	16,695	—	16,724	—	16,724
Junior subordinated debt	4,124	—	4,446	—	4,446
Accrued interest payable	217	—	217	—	217
Interest rate swaps	140	—	140	—	140

Total financial liabilities	$643,331	$—	$643,822	$—	$643,822

	December 31, 2018
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and short-term investments	$67,110	$67,110	$—	$—	$67,110
Securities available for sale	71,884	—	71,884	—	71,884
Restricted investments	2,240	—	2,240	—	2,240
Loans, net	544,188	—	—	537,072	537,072
Accrued interest receivable	1,942	—	1,942	—	1,942
Mutual funds	382	382	—	—	382
Interest rate swaps	367	—	367	—	367
Bank-owned life insurance	13,595	—	13,595	—	13,595

Total financial assets	$701,708	$67,492	$90,028	$537,072	$694,592

Liabilities
Deposits	$635,638	$—	$634,917	$—	$634,917
FHLB advances	23,780	—	23,633	—	23,633
Junior subordinated debt	4,124	—	4,414	—	4,414
Accrued interest payable	300	—	300	—	300
Interest rate swaps	38	—	38	—	38

Total financial liabilities	$663,880	$—	$663,302	$—	$663,302

The Company assumes interest rate risk (the risk that general interest rate levels will change) during its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 19.    Other Operating Expenses

The following table summarizes the principal components of other operating expenses in the consolidated statements of operations:

(In thousands)	2019	2018	2017
Postage and courier	$189	$194	$196
Paper and supplies	120	125	135
Taxes, other than income taxes	406	370	341
Charge-offs, other than loan charge-offs	186	300	320
Telephone	322	333	315
Directors’ compensation	326	329	322
Managed service agreements	459	425	409
Other	1,419	1,338	1,149

	$3,427	$3,414	$3,187

Note 20.    Concentration Risk

The Company maintains its cash accounts in several correspondent banks. The balances with these correspondent banks may exceed federally insured limits at times, which management considers a normal business risk.

Note 21.    Capital Requirements

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

The Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Federal Deposit Insurance Corporation have adopted rules to implement the Basel III capital framework and certain provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Basel III Capital Rules”). The Basel III Capital Rules require the Bank to comply with the minimum capital ratios set forth in the table below, plus a “capital conservation buffer.” The capital conservation buffer requirement was phased in beginning on January 1, 2016, at 0.625% of risk-weighted assets, and increased by the same amount each year until it was fully implemented at 2.5% on January 1, 2019. The capital conservation buffer is designed to absorb losses during periods of economic stress. The capital conservation buffer is applicable to all ratios except the leverage ratio, which is noted below as Tier 1 capital to average assets.

The Bank must also comply with the capital requirements set forth in the “prompt corrective action” regulations pursuant to Section 38 of the Federal Deposit Insurance Act. At December 31, 2019, the most recent notification from the Federal Reserve Bank of Richmond categorized the Bank as well capitalized under the prompt corrective action regulations. To be considered “well capitalized” under these regulations, the Bank must have the capital ratios set forth in the table below.

	Actual		Minimum Capital Requirement		Well Capitalized Under Prompt Corrective Action Provisions
(Dollars In thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2019
Total capital (to risk-weighted assets)	$74,090	13.5%	$43,776	8.0%	$54,720	10.0%
Common equity Tier 1 capital (to risk-weighted assets)	$68,863	12.6%	$24,624	4.5%	$35,568	6.5%
Tier 1 capital (to risk-weighted assets)	$68,863	12.6%	$32,832	6.0%	$43,776	8.0%
Tier 1 capital (to average assets)	$68,863	9.4%	$29,298	4.0%	$36,622	5.0%

As of December 31, 2018
Total capital (to risk-weighted assets)	$69,295	12.8%	$43,134	8.0%	$53,918	10.0%
Common equity Tier 1 capital (to risk-weighted assets)	$64,119	11.9%	$24,263	4.5%	$35,047	6.5%
Tier 1 capital (to risk-weighted assets)	$64,119	11.9%	$32,351	6.0%	$43,134	8.0%
Tier 1 capital (to average assets)	$64,119	9.4%	$27,317	4.0%	$34,147	5.0%

Note 22.    Junior Subordinated Debt

On September 21, 2006, the Company’s wholly-owned Connecticut statutory business trust, Fauquier Statutory Trust II, privately issued $4.0 million face amount of the trust’s Floating Rate Capital Securities in a pooled capital securities offering. Simultaneously, the trust used the proceeds of that sale to purchase $4.0 million principal amount of the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036. The interest rate on the capital security resets every three months at 1.70% above the then current three-month LIBOR. Interest is paid quarterly. Total capital securities at December 31, 2019 and 2018 were $4.1 million. The Trust II issuance of capital securities and the respective subordinated debentures are callable at any time. The subordinated debentures are an unsecured obligation of the Company and are junior in right of payment to all present and future senior indebtedness of the Company. The capital securities are guaranteed by the Company on a subordinated basis.

Note 23.    Parent Company Only Financial Statements

Balance Sheets

(In thousands)	December 31,
	2019	2018
Assets
Cash	$598	$282
Interest-bearing deposits in other banks	330	180
Investment in subsidiaries	70,313	63,410
Other assets	171	360

Total assets	$71,412	$64,232

Liabilities and Shareholders’ Equity
Junior subordinated debt	$4,124	$4,124
Other liabilities	166	101

Total liabilities	4,290	4,225

Shareholders’ Equity
Common stock and additional paid-in capital	15,964	15,742
Retained earnings	49,787	44,803
Accumulated other comprehensive income (loss)	1,371	(538)

Total shareholders’ equity	67,122	60,007

Total liabilities and shareholders’ equity	$71,412	$64,232

Statements of Operations

Years Ended December 31, 2019, 2018 and 2017

(In thousands)	2019	2018	2017
Income
Interest income	$9	$4	$4
Dividends from subsidiaries	2,654	1,813	1,808

Total interest and dividend income	2,663	1,817	1,812
Expenses
Interest expense	199	199	199
Legal and professional fees	184	149	105
Directors’ fees	218	218	212
Miscellaneous	285	288	145

Total expense	886	854	661

Income before income tax benefits and equity in undistributed net income of subsidiaries	1,777	963	1,151
Income tax benefit	(298)	(289)	(229)

Income before equity in undistributed net income of subsidiaries	2,075	1,252	1,380
Equity in undistributed net income of subsidiaries	4,745	4,883	1,116

Net income	$6,820	$6,135	$2,496

Statements of Cash Flows

Years Ended December 31, 2019, 2018 and 2017

(In thousands)	2019	2018	2017
Cash Flows from Operating Activities
Net income	$6,820	$6,135	$2,496
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed earnings of subsidiaries	(4,745)	(4,883)	(1,116)
Issuance of vested restricted stock	90	90	90
Amortization of unearned compensation, net of forfeiture	153	133	79
(Increase) decrease in other assets	1	(33)	(8)
Increase in other liabilities	4	18	6

Net cash provided by operating activities	2,323	1,460	1,547

Cash Flows from Financing Activities
Repurchase of common stock	(21)	(8)	(7)
Cash dividends paid on common stock	(1,836)	(1,813)	(1,808)

Net cash used in financing activities	(1,857)	(1,821)	(1,815)

Increase (decrease) in cash and cash equivalents	466	(361)	(268)
Cash and Cash Equivalents
Beginning	462	823	1,091

Ending	$928	$462	$823

Note 24.    Investment in Affordable Housing Projects

The Company has investments in certain affordable housing projects located in the Commonwealth of Virginia through several limited liability partnerships of the Bank. These partnerships exist to develop and preserve affordable housing for low income families through residential rental property projects. The Company exerts no control over the operating or financial policies of the partnerships. Return on these investments is through receipt of tax credits and other tax benefits which are subject to recapture by taxing authorities based on compliance features at the project level. The investments are due to expire by 2035. The Company accounts for the affordable housing investments using the equity method and has recorded $4.2 million and $4.5 million in other assets at December 31, 2019 and 2018, respectively. The Company has also recorded $749,000 and $1.2 million in other liabilities at December 31, 2019 and 2018, respectively, related to unfunded capital commitments through 2023. The related federal tax credits for the years ended December 31, 2019, 2018 and 2017 were $552,000, $504,000 and $422,000, respectively, and were included in income tax expense in the consolidated statements of operations. There were $236,000, $266,000 and $209,000 in flow-through losses recognized during the year ended December 31, 2019, 2018 and 2017, respectively, that were included in noninterest income.

Note 25.    Leases

The following tables present information about the Company’s leases:

(Dollars in thousands)	December 31, 2019
Lease liability	$5,124
Right-of-use asset	$5,045
Weighted average remaining lease term	8.73 years
Weighted average discount rate	3.54%

(In thousands)	2019	2018		2017
Lease Expense
Operating lease expense	$804	$686		$679
Short-term lease expense	15	13		14

Total lease expense	$819	$699		$693

Cash paid for amounts included in lease liabilities	$644	NR	*	NR	*

*	Not reportable

Maturities of the Company’s lease liabilities are set forth in the table below.

(In thousands)	December 31, 2019
2020	$670
2021	682
2022	694
2023	707
2024	646
Thereafter	2,604

Total undiscounted cash flows	6,003
Less: Discount	(879)

Total	$5,124

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands, except share and per share data)	September 30, 2020 (Unaudited)	December 31, 2019
Assets
Cash and due from banks	$10,994	$9,124
Interest-bearing deposits in other banks	62,666	37,203
Federal funds sold	13	14
Securities available for sale, at fair value	84,590	79,783
Restricted investments	1,835	2,016
Mortgage loans held for sale	235	247
Loans	638,103	550,226
Allowance for loan losses	(6,701)	(5,227)

Loans, net	631,402	544,999

Premises and equipment, net	16,790	17,492
Accrued interest receivable	2,635	1,984
Other real estate owned, net	1,356	1,356
Bank-owned life insurance	14,231	13,961
Other assets	13,539	13,992

Total assets	$840,286	$722,171

Liabilities
Deposits:
Noninterest-bearing checking	$179,650	$123,492
Interest-bearing:
Checking	252,627	242,531
Savings and money market accounts	235,718	182,007
Time deposits	71,839	74,125

Total interest-bearing	560,184	498,663

Total deposits	739,834	622,155
Federal Home Loan Bank advances	12,629	16,695
Junior subordinated debt	4,124	4,124
Other liabilities	11,492	12,075

Total liabilities	768,079	655,049
Shareholders’ Equity
Common stock, par value $3.13, and additional paid-in capital; authorized: 8,000,000 shares; issued and outstanding: 3,794,725 and 3,783,724 shares including 19,843 and 20,352 unvested restricted shares, respectively	16,152	15,964
Retained earnings	52,885	49,787
Accumulated other comprehensive income, net	3,170	1,371

Total shareholders’ equity	72,207	67,122

Total liabilities and shareholders’ equity	$840,286	$722,171

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands, except per share data)	2020	2019	2020	2019
Interest Income
Interest and fees on loans	$6,348	$6,651	$19,322	$19,795
Interest and dividends on securities:
Taxable interest income	338	355	1,081	1,089
Tax-exempt interest	107	89	306	263
Dividends	29	57	84	127
Interest on deposits in other banks	19	210	113	547

Total interest income	6,841	7,362	20,906	21,821

Interest Expense
Interest on deposits	420	930	1,666	2,727
Interest on federal funds purchased	—	—	—	14
Interest on Federal Home Loan Bank advances	78	190	225	523
Interest on Junior subordinated debt	49	51	148	149

Total interest expense	547	1,171	2,039	3,413

Net interest income	6,294	6,191	18,867	18,408
Provision for loan losses	345	—	1,606	255

Net interest income after provision for loan losses	5,949	6,191	17,261	18,153

Noninterest Income
Trust and estate fees	681	442	1,641	1,285
Brokerage fees	127	115	393	333
Service charges on deposit accounts	259	382	831	1,142
Interchange fee income, net	333	394	900	979
Bank-owned life insurance	90	92	270	275
Other income (loss)	(27)	188	(59)	392
Gain on sale of securities available for sale	—	—	—	79
Gain (loss) on sale of mortgage loans held for sale, net	15	(3)	60	2

Total noninterest income	1,478	1,610	4,036	4,487

Noninterest Expenses
Salaries and benefits	3,076	3,035	8,463	8,968
Occupancy	586	561	1,829	1,781
Furniture and equipment	196	269	577	827
Marketing and business development	114	129	329	487
Legal, audit and consulting	301	270	875	801
Data processing	338	353	1,074	1,031
Federal Deposit Insurance Corporation assessment	95	—	260	187
Merger related expenses	43	—	43	—
Other operating expenses	921	802	2,713	2,561

Total noninterest expenses	5,670	5,419	16,163	16,643

Income before income taxes	1,757	2,382	5,134	5,997
Income tax expense	210	330	613	749

Net Income	$1,547	$2,052	$4,521	$5,248

Earnings per share, basic	$0.41	$0.54	$1.19	$1.39

Earnings per share, diluted	$0.41	$0.54	$1.19	$1.38

Dividends per share	$0.125	$0.12	$0.375	$0.36

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Net income	$1,547	$2,052	$4,521	$5,248
Other comprehensive income, net of tax:
Change in fair value of securities available for sale, net of tax, $9, $(100), $(571) and $(619), respectively	(34)	374	2,147	2,328
Reclassification adjustment for gains on securities available for sale, net of tax, $0, $0, $0 and $17, respectively	—	—	—	(62)
Change in fair value of interest rate swap, net of tax, $(11), $37, $93 and $98, respectively	45	(141)	(348)	(369)

Total other comprehensive income, net of tax, $(2), $(63), $(478) and $(504), respectively	11	233	1,799	1,897

Total comprehensive income	$1,558	$2,285	$6,320	$7,145

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(In thousands, except share and per share data)	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance, June 30, 2019	$15,890	$47,090	$1,126	$64,106
Net income	—	2,052	—	2,052
Other comprehensive income, net of tax, $(63)	—	—	233	233
Cash dividends ($0.12 per share)	—	(455)	—	(455)
Amortization of unearned compensation, restricted stock awards	40	—	—	40

Balance, September 30, 2019	$15,930	$48,687	$1,359	$65,976

Balance, June 30, 2020	$16,117	$51,812	$3,159	$71,088
Net income	—	1,547	—	1,547
Other comprehensive income, net of tax, $(2)	—	—	11	11
Cash dividends ($0.125 per share)	—	(474)	—	(474)
Amortization of unearned compensation, restricted stock awards	35	—	—	35

Balance, September 30, 2020	$16,152	$52,885	$3,170	$72,207

(In thousands, except share and per share data)	Common Stock and Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2018	$15,742	$44,803	$(538)	$60,007
Net income	—	5,248	—	5,248
Other comprehensive income, net of tax effect, $(504)	—	—	1,897	1,897
Cash dividends ($0.36 per share)	—	(1,364)	—	(1,364)
Amortization of unearned compensation, restricted stock awards	114	—	—	114
Issuance of common stock - unvested shares (5,884 shares)	—	—	—	—
Issuance of common stock - vested shares (4,149 shares)	95	—	—	95
Repurchase of common stock (960 shares)	(21)	—	—	(21)

Balance, September 30, 2019	$15,930	$48,687	$1,359	$65,976

Balance, December 31, 2019	$15,964	$49,787	$1,371	$67,122
Net income	—	4,521	—	4,521
Other comprehensive income, net of tax, $(478)	—	—	1,799	1,799
Cash dividends ($0.375 per share)	—	(1,423)	—	(1,423)
Amortization of unearned compensation, restricted stock awards	104	—	—	104
Issuance of common stock - unvested shares (7,889 shares)	—	—	—	—
Issuance of common stock - vested shares (4,293 shares)	90	—	—	90
Issuance of common stock - performance-based restricted stock units (826 shares)	18	—	—	18
Repurchase of common stock (2,007 shares)	(24)	—	—	(24)

Balance, September 30, 2020	$16,152	$52,885	$3,170	$72,207

See accompanying Notes to Consolidated Financial Statements.

Fauquier Bankshares, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
(In thousands)	2020	2019
Cash Flows from Operating Activities
Net income	$4,521	$5,248
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	809	967
Provision for loan losses	1,606	255
(Gain) loss on interest rate swaps	(3)	8
Gain on sales of securities available for sale	—	(79)
Amortization of security premiums, net	377	330
Amortization of unearned compensation, net of forfeiture	22	190
Issuance of vested restricted stock	108	95
Bank-owned life insurance income	(270)	(275)
Originations of mortgage loans held for sale	(2,761)	(2,362)
Proceeds from mortgage loans held for sale	2,833	864
Gain on mortgage loans held for sale	(60)	(2)
Changes in assets and liabilities:
Increase in other assets	(678)	(4,998)
Increase (decrease) in other liabilities	(993)	4,916

Net cash provided by operating activities	5,511	5,157

Cash Flows from Investing Activities
Proceeds from sales, maturities, calls and principal payments of securities available for sale	10,500	19,934
Purchase of securities available for sale	(12,966)	(17,990)
Purchase of premises and equipment	(107)	(500)
(Purchase) redemption of restricted investments, net	181	(331)
Loan originations, net	(87,953)	4,270

Net cash provided by (used in) investing activities	(90,345)	5,383

Cash Flows from Financing Activities
Increase (decrease) in noninterest-bearing checking, interest-bearing checking, savings and money market accounts	119,965	(29,926)
Increase (decrease) in time deposits	(2,286)	8,288
Increase (decrease) in Federal Home Loan Bank advances	(4,066)	5,937
Cash dividends paid on common stock	(1,423)	(1,364)
Repurchase of common stock	(24)	(21)

Net cash provided by (used in) financing activities	112,166	(17,086)

Increase (decrease) in cash and cash equivalents	27,332	(6,546)
Cash and Cash Equivalents
Beginning	46,341	67,110

Ending	$73,673	$60,564

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$2,121	$3,159

Income taxes	$785	$640

Supplemental Disclosures of Noncash Investing Activities
Unrealized gain on securities available for sale, net of tax	$2,147	$2,266

Unrealized loss on interest rate swap, net of tax	$(348)	$(369)

See accompanying Notes to Consolidated Financial Statements.

FAUQUIER BANKSHARES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Note 1.    General

The consolidated financial statements include the accounts of Fauquier Bankshares, Inc. (the “Company”) and its wholly-owned subsidiary, The Fauquier Bank (the “Bank”), and the Bank’s wholly-owned subsidiaries, Fauquier Bank Services, Inc. and Specialty Properties Acquisitions - VA, LLC. Specialty Properties Acquisitions - VA, LLC was formed with the sole purpose of holding foreclosed property. The consolidated financial statements do not include the accounts of Fauquier Statutory Trust II, a wholly-owned subsidiary of the Company. In consolidation, significant intercompany financial balances and transactions have been eliminated. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of September 30, 2020 and the results of operations for the three and nine months ended September 30, 2020 and 2019, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The notes included herein should be read in conjunction with the consolidated financial statements and accompanying notes included in the Company’s 2019 Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”).

The results of operations for the three and nine months ended September 30, 2020 and 2019 are not necessarily indicative of the results expected for the full year or any other interim period. Due to the significant uncertainties related to the ultimate duration of the novel coronavirus (“COVID-19”) pandemic and measures taken in response thereto, it is reasonably possible that estimates made in the financial statements could be materially and adversely impacted in the near term as a result of these conditions, including that the credit quality of the Company’s loan portfolio may decline and loan defaults could increase.

Certain amounts in the 2019 consolidated financial statements have been reclassified to conform to the 2020 presentation. No reclassifications were significant and there was no effect on net income.

Business Combination

On October 1, 2020, the Company and Virginia National Bankshares Corporation (“Virginia National”) announced a definitive agreement to combine in a strategic merger (the “Merger Agreement”) pursuant to which the Company will merge with and into Virginia National (the “Merger”). As a result of the Merger, the holders of shares of the Company’s common stock will receive 0.6750 shares of Virginia National common stock for each share of the Company’s common stock held immediately prior to the effective date of the Merger. The transaction is expected to be completed in the first quarter of 2021, subject to approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

Recent Accounting Pronouncements and Other Regulatory Statements

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” The amendments, among other things, require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, the ASU amends the accounting for credit losses on available for sale debt securities and purchased financial assets with credit deterioration. The FASB has issued multiple updates to ASU No. 2016-13 as codified in Topic 326, including ASU Nos. 2019-04, 2019-05, 2019-10, 2019-11, 2020-02, and 2020-03. These ASUs have provided for various minor technical corrections and improvements to the codification as well as other transition matters. Smaller reporting companies who file with the SEC and all other entities who do not file with the SEC are required to apply the guidance for fiscal years, and interim periods within those years, beginning after December 15, 2022. Changes under ASU No. 2016-13 and subsequent updates represent a fundamental shift from existing GAAP and may result in a material increase to the Company’s accounting for credit losses on financial instruments. To prepare for implementation of the new standard the Company established a working group to evaluate the impact these changes will have on the Company’s financial statements and related disclosures. The Company also contracted with a third-party for credit modeling in accordance with ASU No. 2016-13. The Company has focused on model validations, the development of processes and related controls, and the evaluation of parallel runs. The Company has not yet determined an estimate of the effect of these changes.

Effective November 25, 2019, the SEC adopted Staff Accounting Bulletin (“SAB”) 119. SAB 119 updated portions of the SEC’s interpretative guidance to align with FASB Accounting Standards Codification (“ASC”) 326, “Financial Instruments – Credit Losses.” The SAB covers topics including (i) measuring current expected credit losses; (ii) development, governance, and documentation of a systematic methodology; (iii) documenting the results of a systematic methodology; and (iv) validating a systematic methodology.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): “Changes to the Disclosure Requirements for Fair Value Measurement.” ASU No. 2018-13 modified the disclosure requirements on fair value measurements by requiring that Level 3 fair value disclosures include the range and weighted average of significant unobservable inputs used to develop those fair value measurements. For certain unobservable inputs, an entity may disclose other quantitative information in lieu of the weighted average if the entity determines that other quantitative information would be a more reasonable and rational method to reflect the distribution of unobservable inputs used to develop Level 3 fair value measurements. Certain disclosure requirements in Topic 820 were also removed or modified. ASU No. 2018-13 was effective for the Company on January 1, 2020. The Company’s adoption of ASU No. 2018-13 has not had a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-14, “Compensation - Retirement Benefits - Defined Benefit Plans - General (Subtopic 715-20): Disclosure Framework - Changes to the Disclosure Requirements for Defined Benefit Plans.” These amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. Certain disclosure requirements were deleted while the following disclosure requirements were added: the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates and an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendments also clarify the disclosure requirements in paragraph 715-20-50-3, which state that the following information for defined benefit pension plans should be disclosed: The projected benefit obligation (“PBO”) and fair value of plan assets for plans with PBOs in excess of plan assets and the accumulated benefit obligation (“ABO”) and fair value of plan assets for plans with ABOs in excess of plan assets. The amendments are effective for fiscal years ending after December 15, 2020. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2018-14 to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, “Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes.” This ASU is expected to reduce the cost and complexity related to the accounting for income taxes by removing specific exceptions to general principles in Topic 740 (eliminating the need for an organization to analyze whether certain exceptions apply in a given period) and improving financial statement preparers’ application of certain income tax-related guidance. This ASU is part of the FASB’s simplification initiative to make narrow-scope simplifications and improvements to accounting standards through a series of short-term projects. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that ASU No. 2019-12 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815) – Clarifying the Interactions between Topic 321, Topic 323, and Topic 815.” This ASU is based on a consensus of the Emerging Issues Task Force and is expected to increase comparability in accounting for these transactions. ASU No. 2016-01 made targeted improvements to accounting for financial instruments, including providing an entity the ability to measure certain equity securities without a readily determinable fair value at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Among other topics, the amendments clarified that an entity should consider observable transactions that require it to either apply or discontinue the equity method of accounting. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU No. 2020-01 to have a material impact on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04 “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.” These amendments provide temporary optional guidance to ease the potential burden in accounting for reference rate reform. This ASU also provides optional expedients and exceptions for applying GAAP to contract modifications and hedging relationships, subject to meeting certain criteria, that reference London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. The Company continues to evaluate the impact of the reference rate reform on the Company’s consolidated financial statements.

On June 28, 2018, the SEC adopted amendments to the definition of “smaller reporting company” that were effective on September 10, 2018. Under the amended definition, generally, a company qualifies as a “smaller reporting company” if (i) it has public float of less than $250 million or (ii) it has less than $100 million in annual revenues and (a) no public float or (b) public float of less than $700 million. Because of the Company’s public float being less than $250 million as of the measurement date in 2019, the Company is considered a smaller reporting company with respect to its SEC filings. On March 12, 2020, the SEC finalized amendments to its definitions of “accelerated filer” and “large accelerated filer.” The amendments increase the threshold criteria for meeting these filer classifications and are effective on April 27, 2020. Any changes in filer status are to be applied beginning with the filer’s first annual report filed with the SEC subsequent to the effective date. For the Company, this will be its annual report on Form 10-K with respect to the year ending December 31, 2020. Pursuant to Section 404(b) of the Sarbanes-Oxley Act, the classifications of “accelerated filer” and “large accelerated filer” require a public company to obtain an external auditor attestation concerning the effectiveness of a company’s internal control over financial reporting (“ICFR”) and include the opinion on ICFR in its annual report on Form 10-K. The Company has complied with such requirements during the years it was considered an accelerated filer. The SEC’s March 2020 definition amendments exclude from the accelerated filer and large accelerated filer definitions an issuer that (i) is eligible to be a smaller reporting company and (ii) had annual revenues of less than $100 million in the most recent fiscal year. Such entity can now be considered a “non-accelerated filer.” With respect to the 2020 fiscal year, the Company expects to continue to be a smaller reporting company and no longer be considered an accelerated filer. This would mean the Company would not be required to obtain the external auditor attestation of its ICFR. If the Company’s annual revenues exceed $100 million, its category may change back to that of an accelerated filer. Non-accelerated filers have additional time to file quarterly and annual financial statements.

In March 2020 (revised in April 2020), various regulatory agencies, including the Board of Governors of the Federal Reserve System and the Federal Deposit Insurance Corporation (collectively, “the agencies”), issued an interagency statement on loan modifications and reporting for financial institutions working with customers affected by COVID-19. The interagency statement was effective immediately and impacted accounting for loan modifications. Under ASC 310-40, “Receivables - Troubled Debt Restructurings by Creditors,” a restructuring of debt constitutes a troubled debt restructuring (“TDR”) if the creditor, for economic or legal reasons related to the debtor’s financial difficulties, grants a concession to the debtor that it would not otherwise consider. The agencies confirmed with the staff of the FASB that short-term modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief, are not to be considered TDRs. This includes short-term modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers considered current are those that are less than 30 days past due on their contractual payments at the time a modification program is implemented. See Note 3 of the consolidated financial statements for additional disclosure of TDRs as of September 30, 2020.

In August 2020, the FASB issued ASU No. 2020-06 “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” The ASU simplifies accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. The ASU also simplifies the diluted earnings per share calculation in certain areas. In addition, the amendment updates the disclosure requirements for convertible instruments to increase the information transparency. For public business entities, excluding smaller reporting companies, the amendments in the ASU are effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. For all other entities, the standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of ASU 2020-06 to have a material impact on its consolidated financial statements.

In October 2020, the FASB issued ASU No. 2020-08, “Codification Improvements to Subtopic 310-20, Receivables – Nonrefundable fees and Other Costs.” This ASU clarifies that an entity should reevaluate whether a callable debt security is within the scope of ASC paragraph 310-20-35-33 for each reporting period. For public business entities, the ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is not permitted. ASU No. 2020-08 states that all entities should apply the amendments in this ASU on a prospective basis as of the beginning of the period of adoption for existing or newly purchased callable debt securities. The Company does not expect the adoption of ASU 2020-06 to have a material impact on its consolidated financial statements.

Note 2.    Securities

The amortized cost and fair value of securities available for sale, with unrealized gains and losses follows:

	September 30, 2020
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$60,791	$3,040	$(16)	$63,815
Obligations of states and political subdivisions	19,444	1,401	(70)	20,775

	$80,235	$4,441	$(86)	$84,590

	December 31, 2019
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
Obligations of U.S. Government corporations and agencies	$63,090	$937	$(86)	$63,941
Obligations of states and political subdivisions	15,054	802	(14)	15,842

	$78,144	$1,739	$(100)	$79,783

The amortized cost and fair value of securities available for sale, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations without penalties.

	September 30, 2020
(In thousands)	Amortized Cost	Fair Value
Due in one year or less	$1,055	$1,065
Due after one year through five years	16,204	17,221
Due after five years through ten years	10,396	11,032
Due after ten years	52,580	55,272

	$80,235	$84,590

During the nine months ended September 30, 2020 and 2019, securities purchased were $13.0 million and $18.0 million, respectively. During the nine months ended September 30, 2020 and 2019, proceeds from maturities, calls and principal payments of securities were $10.5 million and $13.9 million, respectively. During the nine months ended September 30, 2020 there were no securities sold. During the nine months ended September 30, 2019, securities sold were $6.0 million. There were no impairment losses on securities during the three and nine months ended September 30, 2020 and 2019.

The following table shows the Company’s securities with gross unrealized losses, by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2020 and December 31, 2019.

(In thousands)	Less than 12 Months		12 Months or More		Total
September 30, 2020	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government corporations and agencies	$6,097	$(16)	$—	$—	$6,097	$(16)
Obligations of states and political subdivisions	4,081	(70)	—	—	4,081	(70)

Total temporary impaired securities	$10,178	$(86)	$—	$—	$10,178	$(86)

(In thousands)	Less than 12 Months		12 Months or More		Total
December 31, 2019	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Obligations of U.S. Government corporations and agencies	$11,460	$(42)	$5,651	$(44)	$17,111	$(86)
Obligations of states and political subdivisions	2,049	(14)	—	—	2,049	(14)

Total temporary impaired securities	$13,509	$(56)	$5,651	$(44)	$19,160	$(100)

There were 12 debt securities totaling $10.1 million of aggregate fair value considered temporarily impaired at September 30, 2020. The primary cause of the temporary impairments in the Company’s investments in debt securities was fluctuations in interest rates. The Company concluded that no other-than-temporary impairment existed in its securities portfolio at September 30, 2020, and no other-than-temporary impairment loss has been recognized in net income, based primarily on the fact that changes in fair value were caused primarily by fluctuations in interest rates, there were no securities with unrealized losses that were significant relative to their carrying amounts, no securities have been in an unrealized loss position continuously for more than 12 months, securities with unrealized losses had generally high credit quality, the Company intends to hold these investments in debt securities to maturity and it is more-likely-than-not that the Company will not be required to sell these investments before a recovery of its investment, and issuers have continued to make timely payments of principal and interest. Additionally, the Company’s mortgage-backed securities are entirely issued by either U.S. government agencies or U.S. government-sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments.

The carrying value of securities pledged to secure deposits and for other purposes was $16.7 million and $16.6 million at September 30, 2020 and December 31, 2019, respectively.

Note 3.    Loans and Allowance for Loan Losses

The Company’s allowance for loan losses has three basic components: specific, general, and unallocated. The specific component is used to individually allocate an allowance for larger balance, non-homogeneous loans identified as impaired. The general component is used to estimate the loss on pools of smaller balance, homogeneous loans, including 1-4 family mortgage loans and other consumer loans. The general component is also used for the remaining pool of larger balance, non-homogeneous loans, not identified as impaired. The unallocated component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted to, among other provisions, provide emergency assistance for individuals, families and businesses affected by COVID-19. A provision in the CARES Act included the creation of the Paycheck Protection Program (“PPP”) through the Small Business Administration (“SBA”). Loans provided by the Bank through the PPP may be forgiven based on the borrowers’ compliance with the terms of the program. The SBA provides a 100% guaranty to the lender of principal and interest, unless the lender violates an obligation under the agreement. As loan losses are expected to be immaterial, if any at all, due to the SBA guaranty, there is no provision allocated for PPP loans within the allowance for loan loss calculation. The Commercial and Industrial loan portfolio segment in the tables below include 549 PPP loans that totaled $53.1 million at September 30, 2020. There were no loans that were forgiven at September 30, 2020.

The following tables present the total allowance for loan losses by portfolio segment for the periods presented.

	September 30, 2020
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Unallocated	Total
Allowance for Loan Losses
Beginning balance, December 31, 2019	$296	$1,788	$652	$154	$65	$1,596	$326	$350	$5,227
Charge-offs	(148)	—	—	(21)	(8)	—	—	—	(177)
Recoveries	11	14	—	20	—	—	—	—	45
Provision (recovery)	699	361	294	(18)	31	263	(24)	—	1,606

Ending balance, September 30, 2020	$858	$2,163	$946	$135	$88	$1,859	$302	$350	$6,701

Ending balances individually evaluated for impairment	$20	$60	$—	$—	$—	$—	$—	$—	$80

Ending balances collectively evaluated for impairment	$838	$2,103	$946	$135	$88	$1,859	$302	$350	$6,621

Loans
Individually evaluated for impairment	$509	$8,369	$—	$—	$—	$377	$—		$9,255
Collectively evaluated for impairment	88,473	191,404	72,465	6,264	7,333	232,147	30,762		628,848

Ending balance, September 30, 2020	$88,982	$199,773	$72,465	$6,264	$7,333	$232,524	$30,762		$638,103

	September 30, 2019
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Unallocated	Total
Allowance for Loan Losses
Beginning balance, December 31, 2018	$483	$1,738	$635	$145	$68	$1,311	$446	$350	$5,176
Charge-offs	(93)	—	—	(24)	(12)	—	—	—	(129)
Recoveries	2	77	—	14	—	—	—	—	93
Provision (recovery)	162	(34)	15	10	9	137	(44)	—	255

Ending balance, September 30, 2019	$554	$1,781	$650	$145	$65	$1,448	$402	$350	$5,395

	December 31, 2019
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Unallocated	Total
Allowance for Loan Losses
Beginning balance, December 31, 2018	$483	$1,738	$635	$145	$68	$1,311	$446	$350	$5,176
Charge-offs	(328)	—	—	(50)	(13)	—	—	—	(391)
Recoveries	2	80	—	14	—	—	—	—	96
Provision (recovery)	139	(30)	17	45	10	285	(120)	—	346

Ending balance, December 31, 2019	$296	$1,788	$652	$154	$65	$1,596	$326	$350	$5,227

Ending balances individually evaluated for impairment	$—	$229	$—	$—	$—	$—	$—	$—	$229

Ending balances collectively evaluated for impairment	$296	$1,559	$652	$154	$65	$1,596	$326	$350	$4,998

Loans
Individually evaluated for impairment	$187	$2,847	$233	$—	$—	$379	$—		$3,646
Collectively evaluated for impairment	27,217	179,051	64,998	5,958	8,151	224,937	36,268		546,580

Ending balance, December 31, 2019	$27,404	$181,898	$65,231	$5,958	$8,151	$225,316	$36,268		$550,226

Loans by credit quality indicators were as follows at the dates presented:

	September 30, 2020
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Total
Grade:
Pass	$88,139	$188,682	$70,110	$6,261	$7,333	$225,260	$28,785	$614,570
Special mention	212	9,291	2,289	3	—	321	127	12,243
Substandard	631	1,800	66	—	—	6,943	1,850	11,290
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total	$88,982	$199,773	$72,465	$6,264	$7,333	$232,524	$30,762	$638,103

	December 31, 2019
(In thousands)	Commercial and Industrial	Commercial Real Estate	Construction and Land	Consumer	Student	Residential Real Estate	Home Equity Lines of Credit	Total
Grade:
Pass	$26,555	$175,063	$62,231	$5,955	$8,151	$218,686	$34,218	$530,859
Special mention	422	3,487	2,594	3	—	336	127	6,969
Substandard	427	3,348	406	—	—	6,294	1,923	12,398
Doubtful	—	—	—	—	—	—	—	—
Loss	—	—	—	—	—	—	—	—

Total	$27,404	$181,898	$65,231	$5,958	$8,151	$225,316	$36,268	$550,226

The past due status of loans at the dates presented were:

	September 30, 2020
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Accruing	Nonaccruals
Commercial and industrial	$11	$43	$640	$694	$88,288	$88,982	$131	$509
Commercial real estate	—	—	357	357	199,416	199,773	—	357
Construction and land	318	—	—	318	72,147	72,465	—	—
Consumer	24	—	7	31	6,233	6,264	7	—
Student	311	265	509	1,085	6,248	7,333	509	—
Residential real estate	708	383	379	1,470	231,054	232,524	—	379
Home equity lines of credit	129	—	—	129	30,633	30,762	—	—

Total	$1,501	$691	$1,892	$4,084	$634,019	$638,103	$647	$1,245

	December 31, 2019
(In thousands)	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Current	Total Loans	90+ Days Past Due and Accruing	Nonaccruals
Commercial and industrial	$330	$—	$34	$364	$27,040	$27,404	$34	$—
Commercial real estate	—	—	989	989	180,909	181,898	—	989
Construction and land	5,472	—	—	5,472	59,759	65,231	—	—
Consumer	11	1	—	12	5,946	5,958	—	—
Student	345	220	1,204	1,769	6,382	8,151	1,205	—
Residential real estate	739	109	397	1,245	224,071	225,316	397	—
Home equity lines of credit	389	—	—	389	35,879	36,268	—	—

Total	$7,286	$330	$2,624	$10,240	$539,986	$550,226	$1,636	$989

The following table presents information related to impaired loans, by portfolio segment, at the dates presented.

	September 30, 2020
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Commercial real estate	$7,578	$7,578	$—	$7,938	$242
Residential real estate	377	377	—	378	4
With an allowance recorded:
Commercial and industrial	$509	$509	$20	$509	$8
Commercial real estate	791	791	60	801	28
Total:
Commercial and industrial	$509	$509	$20	$509	$8
Commercial real estate	8,369	8,369	60	8,739	270
Residential real estate	377	377	—	378	4

Total	$9,255	$9,255	$80	$9,626	$282

	December 31, 2019
(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
With no specific allowance recorded:
Commercial and industrial	$187	$187	$—	$287	$13
Commercial real estate	1,048	1,048	—	1,213	61
Construction and land	233	233	—	494	25
Residential real estate	379	379	—	384	16
With an allowance recorded:
Commercial real estate	1,799	1,813	229	1,806	38
Total:
Commercial and industrial	$187	$187	$—	$287	$13
Commercial real estate	2,847	2,861	229	3,019	99
Construction and land	233	233	—	494	25
Residential real estate	379	379	—	384	16

Total	$3,646	$3,660	$229	$4,184	$153

TDRs are those loans for which a concession has been granted to a borrower experiencing financial difficulties. TDRs are identified at the point when the borrower enters into a modification agreement. The following table summarizes a modification that was classified as a TDR during the nine months ended September 30, 2020. There were no loan modifications that were classified as TDRs during the three months ended September 30, 2020 or during the three and nine months ended September 30, 2019.

(Dollars in thousands)	Nine Months Ended September 30, 2020
Class of Loan	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Commercial real estate	1	$6,221	$6,221

TDRs are considered impaired loans and are individually evaluated for impairment in the determination of the allowance for loan losses. TDR payment defaults occur when, within 12 months of the original TDR modification, either a full or partial charge-off occurs or the TDR becomes 90 days or more past due. There were no TDR defaults during the three and nine months ended September 30, 2020 and 2019. At September 30, 2020, there were five loans totaling $8.4 million that have been identified as TDRs, which were current and performing in accordance with the modified terms. At December 31, 2019, there were five loans in the portfolio, totaling $2.5 million, that were identified as TDRs, which were current and performing in accordance with the modified terms.

At September 30, 2020 and 2019, the Company had no foreclosed residential real estate property in its possession or in the process of foreclosure.

In response to COVID-19 and under the provisions of the CARES Act, the Company established a short-term loan modification program, allowing the deferral of scheduled payments for a 90-day period beginning in April 2020. Modifications made on a good faith basis in response to COVID-19 to borrowers who were current prior to any relief were not considered TDRs. Borrowers who were considered current were ones whose loans were less than 30 days past due on their contractual payments at the time the modification was entered. The Company modified 194 loans totaling $92.8 million under this initial payment deferral program. As of September 30, 2020, 94% of these deferments have ended and have returned to their normal payment schedules, while subsequent deferments totaling $5.5 million have been granted to 7 borrowers, consisting of 2 commercial and industrial loans, 1 commercial real estate loan, 1 construction and land loan, and 3 residential real estate loans. These additional deferrals remained within the CARES Act and the March 2020 interagency guidance and were not considered TDRs.

Note 4.    Junior Subordinated Debt

On September 21, 2006, the Company’s wholly-owned Connecticut statutory business trust, Fauquier Statutory Trust II (“Trust II”), privately issued $4.0 million face amount of the trust’s Floating Rate Capital Securities in a pooled capital securities offering. Simultaneously, Trust II used the proceeds of that sale to purchase $4.0 million principal amount of the Company’s Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036. The interest rate on the capital security resets every three months at 1.70% above the then current three-month LIBOR. Interest is paid quarterly. Total capital securities at September 30, 2020 and December 31, 2019 were $4.1 million. The Trust II issuance of capital securities and the respective subordinated debentures are callable at any time. The subordinated debentures are an unsecured obligation of the Company and are junior in right of payment to all present and future senior indebtedness of the Company. The capital securities are guaranteed by the Company on a subordinated basis.

Note 5.    Derivative Instruments and Hedging Activities

The Company uses interest rate swaps to reduce interest rate risk and to manage net interest income. Interest differentials paid or received under the swap agreements are reflected as adjustments to interest income. These interest rate swap agreements include both cash flow and fair value hedge derivative instruments that qualify for hedge accounting. The notional amounts of the interest rate swaps are not exchanged and do not represent exposure to credit loss. In the event of default by a counter party, the risk in these transactions is the cost of replacing the agreements at current market rates.

The Company entered into an interest rate swap agreement on July 1, 2010 to manage the interest rate exposure on its Junior Subordinated Debt due 2036. By entering into this agreement, the Company converted a floating rate liability into a fixed rate liability through the maturity date of September 15, 2020. Under the terms of the agreement, the Company received interest quarterly at the rate equivalent to the three-month LIBOR plus 1.70%, repricing every three months on the same date as the Company’s Junior Subordinated Debt and paid interest monthly at the fixed rate of 3.21%. In addition, on June 24, 2016, the Company entered into a forward interest rate swap agreement to convert the floating rate liability on the same Junior Subordinated Debt to fixed from 2020 to 2031. Interest expense on these interest rate swaps was $28,000 and $9,000 for the three months ended September 30, 2020 and 2019, respectively, and $69,000 and $20,000 for the nine months ended September 30, 2020 and 2019, respectively. These swaps are designated as cash flow hedges with changes in the fair value recorded through other comprehensive income.

The Company entered into two swap agreements to manage the interest rate risk related to two commercial loans on February 11, 2015 and April 7, 2015. The agreements allow the Company to convert fixed rate assets to floating rate assets through 2022 and 2025. The Company receives interest monthly at the rate equivalent to one-month LIBOR plus a spread repricing on the same date as the loans and pays interest at fixed rates. Interest expense on these swaps was $19,000 for the three months ended September 30, 2020 and interest income was $7,000 for the three months ended September 30, 2019. Interest expense for these swaps was $37,000 for the nine months ended September 30, 2020 and interest income was $25,000 for the nine months ended September 30, 2019. These swaps are designated as fair value hedges and changes in fair value are recorded in current earnings. On July 28, 2020, one of these swap agreements with a notional/contract amount of $1.2 million was terminated resulting in a termination fee of $89,200.

Cash collateral held at other banks for these swaps was $1.1 million and $730,000 at September 30, 2020 and December 31, 2019, respectively. Collateral is dependent on the market valuation of the underlying hedges.

The following table summarizes the Company’s derivative instruments as of September 30, 2020 and December 31, 2019:

(In thousands)	September 30, 2020
Derivatives designated as hedging instruments	Notional/Contract Amount	Fair Value	Fair Value Balance Sheet Location	Expiration Date
Interest rate swap - cash flow	$4,000	$(541)	Other Liabilities	6/15/2031
Interest rate swap - fair value	4,112	(93)	Other Liabilities	2/12/2022

(In thousands)	December 31, 2019
Derivatives designated as hedging instruments	Notional/Contract Amount	Fair Value	Fair Value Balance Sheet Location	Expiration Date
Interest rate swap - cash flow	$4,000	$(41)	Other Liabilities	9/15/2020
Interest rate forward swap - cash flow	4,000	(59)	Other Liabilities	6/15/2031
Interest rate swap - fair value	1,167	(17)	Other Liabilities	4/9/2025
Interest rate swap - fair value	4,230	(23)	Other Liabilities	2/12/2022

Note 6.    Earnings Per Share

The components of the Company’s earnings per share calculations are as follows:

	Three Months Ended September 30,				Nine Months Ended September 30,
	2020		2019		2020		2019
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic earnings per share	3,794,725	$0.41	3,784,934	$0.54	3,792,700	$1.19	3,782,943	$1.39

Effect of dilutive stock awards	6,554		5,912		6,544		8,320

Diluted earnings per share	3,801,279	$0.41	3,790,846	$0.54	3,799,244	$1.19	3,791,263	$1.38

Unvested restricted shares have voting rights and receive nonforfeitable dividends during the vesting period; therefore, they are included in calculating basic earnings per share. The portion of unvested performance-based restricted stock units that are expected to vest, but have not yet been awarded, are included in the calculation of diluted earnings per share. Performance-based restricted stock units are expected to vest prior to the completion of the Merger.

Note 7.    Share-based Compensation

Stock Incentive Plan

On May 21, 2019, the shareholders of the Company approved the Fauquier Bankshares, Inc. Amended and Restated Stock Incentive Plan (the “Plan”). The Plan superseded the Company’s stock incentive plan that was approved by shareholders in 2009. Under the Plan, awards of options, restricted stock, and other stock-based awards may be granted to employees, directors or consultants of the Company or any affiliate. The effective date of the Plan was May 21, 2019. The Plan has a termination date of May 21, 2029. The Company’s Board of Directors may terminate, suspend or modify the Plan within certain restrictions. The Plan authorizes for issuance 350,000 shares of the Company’s common stock.

Restricted Shares

Restricted shares are accounted for using the fair market value of the Company’s common stock on the date on which these shares were awarded. The restricted shares issued to certain executive officers are subject to a vesting period, whereby the restrictions on the shares lapse on the third anniversary of the date the shares were awarded. Compensation expense for these shares is recognized over the three-year period. The restricted shares issued to nonemployee directors are not subject to a vesting period and compensation expense is recognized on the date the shares are granted. Compensation expense for restricted shares was $35,000 and $40,000, net of forfeitures, for the three months ended September 30, 2020 and 2019, respectively, and $194,000 and $208,000 for the nine months ended September 30, 2020 and 2019, respectively. The total unrecognized compensation expense related to restricted shares was $203,000 and $200,000 for the nine months ended September 30, 2020 and 2019, respectively. This expense is expected to be recognized through 2023. Restricted stock expense is expected to be accelerated upon the completion of the Merger.

A summary of the status of the Company’s unvested restricted shares granted under the Plan is presented below:

	September 30, 2020		September 30, 2019
	Shares	Weighted Average Grant Date Fair Value Per Share	Shares	Weighted Average Grant Date Fair Value Per Share
Unvested shares, beginning	20,352	$20.20	22,569	$17.98
Granted	12,182	20.95	12,058	21.69
Vested	(10,684)	19.14	(10,553)	17.84
Forfeited or surrendered	(2,007)	19.21	(440)	14.98

Unvested shares, ending	19,843	$21.33	23,634	$20.10

Performance-based Restricted Stock Units

The Company grants performance-based restricted stock units to certain executive officers. Performance-based restricted stock units are accounted for using the fair market value of the Company’s common stock on the date awarded, and adjusted for subsequent changes in the market value. Performance-based restricted stock units are subject to a vesting period, whereby the restrictions on the rights lapse on the third anniversary of the date the units were awarded. Until vesting, the shares underlying the units are not issued and are not included in shares outstanding. Vesting is contingent upon the Company’s reaching predetermined performance goals as compared with a predetermined peer group of banks. Compensation expense for performance-based restricted stock units was $17,000, net of forfeitures, for each of the three months ended September 30, 2020 and 2019, and $(82,000) and $71,000 for the nine months ended September 30, 2020 and 2019, respectively. The total unrecognized compensation expense related to performance-based restricted stock units was $98,000 and $104,000 for the nine months ended September 30, 2020 and 2019, respectively. This expense is expected to be recognized through 2023. Expenses associated with performance-based restricted stock units are expected to be accelerated upon the completion of the Merger.

A summary of the status of the Company’s unvested performance-based restricted stock units is presented below:

	September 30, 2020		September 30, 2019
	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share	Restricted Stock Units	Weighted Average Grant Date Fair Value Per Share
Unvested shares, beginning	30,012	$18.90	22,103	$17.90
Granted	7,889	20.95	7,909	21.69
Vested	(826)	19.74	—	—
Forfeited	(11,701)	16.92	—	—

Unvested shares, ending	25,374	$20.43	30,012	$18.98

Note 8.    Employee Benefit Plans

The Company has supplemental executive retirement plans (“SERP”) for certain executives in which the contributions are solely funded by the Company. Benefits are to be paid in monthly installments following retirement or death. The SERP liability was $2.9 million at September 30, 2020 and December 31, 2019. For the three months ended September 30, 2020 and 2019, SERP expenses were $71,000 and $75,000, respectively, and $213,000 and $222,000 for the nine months ended September 30, 2020 and 2019, respectively.

The Company has a defined contribution retirement plan under Internal Revenue Code of 1986 Section 401(k) covering all employees who are at least 18 years of age and worked more than 20 hours per week. Under the plan, a participant may contribute an amount up to 100% of their covered compensation for the year, not to exceed the dollar limit set by law (Code Section 402(g)). The Company will make an annual matching contribution equal to

100% on the first 6% of compensation deferred, for a maximum match of 6% of compensation. The Company makes an additional safe harbor contribution equal to 3% of compensation to all eligible participants. The Company’s 401(k) plan expenses were $176,000 and $181,000 for the three months ended September 30, 2020 and 2019, respectively, and $582,000 and $592,000 for the nine months ended September 30, 2020 and 2019, respectively.

The Company maintains a Director Deferred Compensation Plan (“Deferred Compensation Plan”). This plan provides that any nonemployee director of the Company may elect to defer receipt of all or any portion of his or her compensation as a director. A participating director may elect to have amounts held in a deferred cash account, which is credited on a quarterly basis with interest equal to the highest rate offered by the Bank at the end of the preceding quarter. Alternatively, a participant may elect to have a deferred stock account in which deferred amounts are treated as if invested in the Company’s common stock at the fair market value on the date of deferral. The value of a stock account will change based upon the fair market value of an equivalent number of shares of common stock. In addition, the deferred amounts deemed invested in common stock will be credited with dividends on an equivalent number of shares. Amounts considered invested in the Company’s common stock are paid, at the election of the director, either in cash or in whole shares of the common stock and cash-in-lieu of fractional shares. Directors may elect to receive amounts contributed to their respective accounts in one or up to five installments. There were no directors participating in the Deferred Compensation Plan during the three and nine months ended September 30, 2020 and 2019.

The Company has a nonqualified deferred compensation program for a former key employee’s retirement, in which the contribution expense is funded solely by the Company. The retirement benefit to be provided is variable based upon the performance of underlying life insurance policy assets. Deferred compensation expense for the three months ended September 30, 2020 and 2019 was $6,000 and $20,000, respectively, and $21,000 and $57,000 for the nine months ended September 30, 2020 and 2019, respectively. Concurrent with the establishment of the deferred compensation program, the Company purchased life insurance policies on this employee with the Company named as owner and beneficiary. These life insurance policies are intended to be utilized as a source of funding the deferred compensation program. Income on these life insurance policies was $7,000 for each of the three months ended September 30, 2020 and 2019, respectively, and $21,000 for each of the nine months ended September 30, 2020 and 2019, respectively. The Company has recorded on its consolidated balance sheets $1.4 million in cash surrender value of these policies at September 30, 2020 and December 31, 2019 and accrued liabilities of $155,000 and $153,000 at September 30, 2020 and December 31, 2019, respectively.

Note 9.    Fair Value Measurement

GAAP requires the Company to record fair value adjustments to certain assets and liabilities. The fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants as of the measurement date.

GAAP requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. GAAP also establishes a fair value hierarchy which prioritizes the valuation inputs into three broad levels. Based on the underlying inputs, each fair value measurement in its entirety is reported in one of the three levels. These levels are:

Level 1:	Inputs are defined as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	Inputs are defined as inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	Inputs are defined as unobservable inputs for the asset or liability.

The following describes the valuation techniques used by the Company to measure certain financial assets and liabilities recorded at fair value on a recurring basis in the consolidated financial statements:

Securities available for sale: Fair value measurement is based upon quoted market prices, when available (Level 1). If quoted market prices are not available, fair values are measured utilizing independent valuation techniques of identical or similar securities for which significant assumptions are derived primarily from or corroborated by observable market data (Level 2). If the inputs used to provide the evaluation for certain securities are unobservable and/or there is little, if any, market activity, then the security would fall to the lowest level of the hierarchy (Level 3). The Company’s investment portfolio is primarily valued using fair value measurements that are considered to be Level 2. The Company has contracted with an independent pricing service that uses Intercontinental Exchange (“ICE”) as the primary source for valuation. ICE utilizes evaluated pricing models that vary by asset class and include available trade, bid, and other market information. Generally, the methodology includes broker quotes, proprietary models, vast descriptive terms and conditions databases, as well as extensive quality control programs.

Interest rate swaps: The Company recognizes interest rate swaps at fair value and classifies as Level 2. The Company has contracted with a third-party to provide valuations for interest rate swaps using standard valuation techniques.

The following table presents the balances of financial assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets at September 30, 2020:
Available for sale securities:
Obligations of U.S. Government corporations and agencies	$63,815	$—	$63,815	$—
Obligations of states and political subdivisions	20,775	—	20,775	—

Total available for sale securities	84,590	—	84,590	—
Mutual funds	419	419	—	—

Total	$85,009	$419	$84,590	$—

Liabilities at September 30, 2020:
Interest rate swaps	$634	$—	$634	$—

Total	$634	$—	$634	$—

Assets at December 31, 2019:
Available for sale securities:
Obligations of U.S. Government corporations and agencies	$63,941	$—	$63,941	$—
Obligations of states and political subdivisions	15,842	—	15,842	—

Total available for sale securities	79,783	—	79,783	—
Mutual funds	403	403	—	—

Total	$80,186	$403	$79,783	$—

Liabilities at December 31, 2019:
Interest rate swaps	140	$—	$140	$—

Total	$140	$—	$140	$—

The Company may be required, from time to time, to measure and recognize certain assets at fair value on a nonrecurring basis in accordance with GAAP. The following describes the valuation techniques and inputs used by the Company in determining the fair value of certain assets recorded at fair value on a nonrecurring basis in the consolidated financial statements.

Mortgage Loans Held for Sale: Mortgage loans held for sale are carried at lower of cost or market value. These loans currently consist of 1-4 family residential loans originated for sale in the secondary market. Fair value is based on the price secondary markets are currently offering for similar loans using observable market data which is not materially different than cost due to the short duration between origination and sale (Level 2). No nonrecurring fair value adjustments were recorded on mortgage loans held for sale during the three and nine months ended September 30, 2020 and 2019. Net gains and losses on the sale of loans are recorded as a component of noninterest income on the consolidated statements of operations.

Impaired Loans: A loan is designated as impaired when, in the judgment of management based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. The measurement of loss associated with impaired loans can be based on either the observable market price of the loans or the fair value of the collateral securing the loans, or the present value of the cash flows.

Collateral may be in the form of real estate or business assets including equipment, inventory, and accounts receivable. The vast majority of the Company’s collateral is real estate. The value of real estate collateral is determined utilizing an income or market valuation approach based on an appraisal of one year or less, conducted by an independent, licensed appraiser using observable market data (Level 2). However, if the collateral is in the process of construction or if an appraisal of the real estate property is more than one-year old and not solely based on observable market comparables or management determines the fair value of the collateral is further impaired below the appraised value, then the fair value is considered Level 3. The value of business equipment is based upon an outside appraisal of one-year or less, if deemed significant, or the net book value on the applicable business’ financial statements if not considered significant using observable market data. Likewise, values for inventory and accounts receivable collateral are based on financial statement balances or aging reports (Level 3). Any fair value adjustments are recorded in the period incurred as provision for loan losses on the consolidated statements of operations.

Other Real Estate Owned: Other real estate owned is measured at fair value less estimated selling costs. Fair value is based upon independent market prices, appraised values of the collateral, or management’s estimation of the value of the collateral. The Company considers other real estate owned as Level 3.

The following table summarizes the Company’s financial assets that were measured at fair value on a nonrecurring basis at September 30, 2020 and December 31, 2019.

	September 30, 2020
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets:
Mortgage loans held for sale	$235	$—	$235	$—
Impaired loans, net	1,220	—	—	1,220
Other real estate owned, net	1,356	—	—	1,356

	December 31, 2019
(In thousands)	Balance	Level 1	Level 2	Level 3
Assets:
Mortgage loans held for sale	$247	$—	$247	$—
Impaired loans, net	1,570	—	—	1,570
Other real estate owned, net	1,356	—	—	1,356

The following table displays quantitative information about Level 3 fair value measurements at September 30, 2020 and December 31, 2019.

	September 30, 2020
(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Weighted Average Discount
Impaired loans, net	$1,220	Appraised values	Age of appraisal, current market conditions, experience within local market	5%
Other real estate owned, net	1,356	Appraised values	Age of appraisal, current market conditions and selling costs	18%

Total	$2,576

	December 31, 2019
(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Weighted Average Discount
Impaired loans, net	$1,570	Appraised values	Age of appraisal, current market conditions, experience within local market	13%
Other real estate owned, net	1,356	Appraised values	Age of appraisal, current market conditions and selling costs	18%

Total	$2,926

ASC 825, “Financial Instruments”, requires disclosure about fair value of financial instruments, including those financial assets and financial liabilities that are not required to be measured and reported at fair value on a recurring or nonrecurring basis. ASC 825 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. Additionally, the Company uses the exit price notion, rather than the entry price notion, in calculating the fair values of financial instruments not measured at fair value on a recurring basis.

The estimated fair values and related carrying amounts of the Company’s financial instruments are as follows:

	September 30, 2020
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and short-term investments	$73,673	$73,673	$—	$—	$73,673
Securities available for sale	84,590	—	84,590	—	84,590
Restricted investments	1,835	—	1,835	—	1,835
Mortgage loans held for sale	235	—	235	—	235
Loans, net	631,402	—	—	630,236	630,236
Accrued interest receivable	2,635	—	2,635	—	2,635
Mutual funds	419	419	—	—	419
Bank-owned life insurance	14,231	—	14,231	—	14,231

Total financial assets	$809,020	$74,092	$103,526	$630,236	$807,854

Liabilities
Deposits	$739,834	$—	$740,308	$—	$740,308
FHLB advances	12,629	—	13,199	—	13,199
Junior subordinated debt	4,124	—	4,058	—	4,058
Accrued interest payable	135	—	135	—	135
Interest rate swaps	634	—	634	—	634

Total financial liabilities	$757,356	$—	$758,334	$—	$758,334

	December 31, 2019
(In thousands)	Carrying Amount	Level 1	Level 2	Level 3	Fair Value
Assets
Cash and short-term investments	$46,341	$46,341	$—	$—	$46,341
Securities available for sale	79,783	—	79,783	—	79,783
Restricted investments	2,016	—	2,016	—	2,016
Mortgage loans held for sale	247		247	—	247
Loans, net	544,999	—	—	541,367	541,367
Accrued interest receivable	1,984	—	1,984	—	1,984
Mutual funds	403	403	—	—	403
Bank-owned life insurance	13,961	—	13,961	—	13,961

Total financial assets	$689,734	$46,744	$97,991	$541,367	$686,102

Liabilities
Deposits	$622,155	$—	$622,295	$—	$622,295
FHLB advances	16,695	—	16,724	—	16,724
Junior subordinated debt	4,124	—	4,446	—	4,446
Accrued interest payable	217	—	217	—	217
Interest rate swaps	140	—	140	—	140

Total financial liabilities	$643,331	$—	$643,822	$—	$643,822

The Company assumes interest rate risk (the risk that general interest rate levels will change) during its normal operations. As a result, the fair values of the Company’s financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Note 10.    Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss), net of tax, for the nine months ended September 30, 2020 and 2019 were:

(In thousands)	Gains (Losses) on Cash Flow Hedges	Unrealized Gains (Losses) on Available for Sale Securities	Supplemental Executive Retirement Plans	Total
Balance, December 31, 2018	$172	$(850)	$140	$(538)
Other comprehensive income (loss) before reclassifications	(369)	2,266	—	1,897

Balance, September 30, 2019	$(197)	$1,416	$140	$1,359

Balance, December 31, 2019	$(78)	$1,292	$157	$1,371
Other comprehensive income (loss) before reclassifications	(348)	2,147	—	1,799

Balance, September 30, 2020	$(426)	$3,439	$157	$3,170

Note 11.    Investment in Affordable Housing Projects

The Company invests in certain qualified affordable housing projects located in the Commonwealth of Virginia. The general purpose of these investments is to develop and preserve affordable housing for low income families through residential rental property projects. The Company exerts no control over the operating or financial policies of the partnerships. Return on these investments is through receipt of tax credits and other tax benefits which are subject to recapture by taxing authorities based on compliance features at the project level. The investments are due to expire by 2035. The Company accounts for the affordable housing investments using the equity method and has recorded $3.9 million and $4.2 million in other assets at September 30, 2020 and December 31, 2019, respectively, and $397,000 and $749,000 in other liabilities related to unfunded capital calls through 2023 at September 30, 2020 and December 31, 2019, respectively. The related federal tax credits, included in income tax expense in the consolidated statements of operations, for the nine months ended September 30, 2020 and 2019 were $350,000 and $414,000, respectively. There were $89,000 and $47,000 in flow-through losses recorded in noninterest income during the three months ended September 30, 2020 and 2019, respectively, and $317,000 and $191,000 for the nine months ended September 30, 2020 and 2019, respectively.

Note 12.    Leases

The following tables present information about the Company’s leases at the dates indicated:

(Dollars in thousands)	September 30, 2020
Lease liability	$4,697
Right-of-use asset	$4,634
Weighted average remaining lease term	8.04 years
Weighted average discount rate	3.55%

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands)	2020	2019	2020	2019
Lease Expense
Operating lease expense	$200	$200	$611	$610
Short-term lease expense	7	5	16	11

Total lease expense	$207	$205	$627	$621

Cash paid for amounts included in lease liabilities	$168	$165	$502	$533

The following table presents a maturity schedule of undiscounted cash flows that contribute to the lease liability at September 30, 2020:

(In thousands)
September 30, 2020
Undiscounted Cash Flow
Three months ending December 31, 2020	$112
Twelve months ending December 31, 2021	682
Twelve months ending December 31, 2022	694
Twelve months ending December 31, 2023	707
Twelve months ending December 31, 2024	646
Thereafter	2,603

Total undiscounted cash flows	$5,444
Less: Discount	(747)

Lease liability	$4,697

Appendix A

AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

between

VIRGINIA NATIONAL BANKSHARES CORPORATION

and

FAUQUIER BANKSHARES, INC.

September 30, 2020

A-i

A-ii

5.9	Director Noncompetition Agreements	33

5.10	Employee Benefit Plans	33

5.11	Reservation of Shares	36

5.12	Indemnification; Insurance	36

5.13	Employment Arrangements	37

5.14	Notice of Deadlines	38

5.15	Consent to Assign and Use Leased Premises	38

5.16	Takeover Laws	38

5.17	Change of Method	38

5.18	Certain Policies	38

5.19	Shareholder Litigation	38

5.20	Section 16 Matters	39

5.21	Assumption of Subordinated Debentures	39

ARTICLE 6 CONDITIONS TO THE MERGER		39

6.1	General Conditions	39

6.2	Conditions to Obligations of VABK	40

6.3	Conditions to Obligations of FBSS	40

ARTICLE 7 TERMINATION		41

7.1	Termination	41

7.2	Effect of Termination	42

7.3	Non-Survival of Representations, Warranties and Covenants	42

7.4	Termination Fee	42

7.5	Expenses	43

ARTICLE 8 GENERAL PROVISIONS		43

8.1	Entire Agreement	43

8.2	Binding Effect; No Third-Party Rights	43

8.3	Waiver and Amendment	44

8.4	Governing Law	44

8.5	Notices	44

8.6	Counterparts; Facsimile Signature	45

8.7	Waiver of Jury Trial	45

8.8	Confidential Supervisory Information	45

8.9	Specific Performance	45

8.10	Severability	46

A-iii

LIST OF EXHIBITS

EXHIBIT 1.1	Plan of Merger
EXHIBIT 1.3(a)	Form of Subsidiary Bank Agreement and Plan of Merger
EXHIBIT 1.4(a)	Form of Bylaw Amendments to Bylaws of the Continuing Corporation
EXHIBIT 1.4(b)	Form of Bylaw Amendments to Bylaws of the Continuing Bank
EXHIBIT 5.8(a)	Form of FBSS Affiliate Agreement
EXHIBIT 5.8(b)	Form of VABK Affiliate Agreement
EXHIBIT 5.9	Form of Directors Noncompetition Agreement

A-iv

INDEX OF DEFINED TERMS

ACA	Section 3.3(o)(ii)
Acquisition Proposal	Section 5.5(c)
Agreement	Recitals
BHCA	Section 3.3(a)
Bank Reports	Section 3.3(g)
Banked PTO	Section 5.10(c)
Benefit Plan(s)	Section 3.3(o)(i)
Burdensome Condition	Section 5.6(a)
Change in FBSS Recommendation	Section 5.5(e)
Change in VABK Recommendation	Section 5.5(e)
Closing	Section 1.2(b)
Closing Date	Section 1.2(b)
Code	Recitals
Computer Systems	Section 3.3(cc)(i)
Confidentiality Agreement	Section 5.2(c)
Continuing Bank	Section 1.3(a)
Continuing Corporation	Section 1.1
Continuing Corporation Common Stock	Section 2.1(b)
CRA	Section 3.3(k)(i)
Derivative Contract	Section 3.3(u)(iv)
Director Noncompetition Agreements	Section 5.9
Director Resignations	Section 1.4(d)
Disclosure Letter	Section 3.1(a)
ERISA	Section 3.3(o)(i)
ERISA Affiliate	Section 3.3(o)(i)
ESPP	Section 5.10(h)
Effective Time	Section 1.2(a)
Environmental Claim	Section 3.3(r)(iv)(A)
Environmental Laws	Section 3.3(r)(iv)(B)
Exchange Act	Section 3.3(c)(iv)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(b)
FBSS	Recitals
FBSS Benefit Plan(s)	Section 5.10(a)
FBSS Board Recommendation	Section 5.3(b)
FBSS Book-Entry Shares	Section 2.1(d)
FBSS Common Certificate	Section 2.1(d)
FBSS Common Stock	Section 2.1(b)
FBSS Continuing Directors	Section 1.4(a)
FBSS Continuing Employees	Section 5.10(a)
FBSS Retiree Benefits	Section 5.10(j)
FBSS RSU Award	Section 2.3(c)
FBSS Shareholder Approval	Section 3.3(c)(i)
FBSS Shareholders Meeting	Section 5.3(b)
FBSS Stock Award	Section 2.3(a)
FBSS Stock Plan	Section 2.3(a)
FBSS 401(k) Plan	Section 5.10(g)
FDIC	Section 3.3(b)
Financial Statements	Section 3.3(f)(ii)
GAAP	Section 3.3(f)(ii)
Governmental Authority	Section 3.3(k)(i)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.3(t)
Joint Proxy Statement	Section 3.3(c)(iv)

A-v

Knowledge	Section 3.2(c)
Lending Limit	Section 4.1(p)
Loan	Section 3.3(q)(xi)
Loan Loss Allowance	Section 3.3(q)(iii)
Material Adverse Effect	Section 3.2(b)
Material Contract	Section 3.3(j)
Materials of Environmental Concern	Section 3.3(r)(iv)(C)
Merger	Recitals
Merger Consideration	Section 2.1(b)
Notice of Recommendation Change	Section 5.5(f)
OREO	Section 3.3(q)(iv)
Organizational Documents	Section 3.3(a)
Plan of Merger	Section 1.1
PPP	Section 3.3(q)(xi)
Proceedings	Section 3.3(k)(i)
PTO	Section 5.10(c)
Registration Statement	Section 3.3(c)(iv)
Regulatory Approvals	Section 5.6(a)
Regulatory Agencies	Section 3.3(g)
Replacement Stock Award	Section 2.3(b)
Rights	Section 3.3(d)(iv)
SEC	Section 3.3(c)(iv)
SEC Reports	Section 3.3(f)(i)
Securities Act	Section 3.3(c)(iv)
Subordinated Debentures	Section 5.21
Subsidiary(ies)	Section 3.3(b)
Subsidiary Bank Merger	Section 1.3(a)
Subsidiary Merger Effective Time	Section 1.3(a)
Superior Proposal	Section 5.5(d)
Tax	Section 3.3(l)(i)
Tax Returns	Section 3.3(l)(i)
Taxes	Section 3.3(l)(i)
Technology Systems	Section 3.3(t)
Terminated Benefit Plan	Section 3.3(o)(xv)
Trading Market	Section 5.4(c)
Treasury Regulations	Recitals
Termination Fee	Section 7.4(a)
VABK PTO Policy	Section 5.10(c)
VABK	Recitals
VABK Benefit Plan(s)	Section 5.10(a)
VABK Board Recommendation	Section 5.3(a)
VABK Common Stock	Section 2.1(a)
VABK Continuing Directors	Section 1.4(a)
VABK Shareholder Approval	Section 3.3(c)(i)
VABK Shareholders Meeting	Section 5.3(a)
VABK Stock Plan	Section 3.3(d)(iii)
VABK 401(k) Plan	Section 5.10(g)
VSCA	Section 1.1
Wealth Management Relationships	Section 3.3(ee)

A-vi

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (the “Agreement”) is made and entered into as of September 30, 2020, between VIRGINIA NATIONAL BANKSHARES CORPORATION, a Virginia corporation (“VABK”), and FAUQUIER BANKSHARES, INC., a Virginia corporation (“FBSS”).

WHEREAS, the Boards of Directors of VABK and FBSS have approved, and deem it advisable and in the best interests of their respective shareholders to consummate, the business combination transactions provided for herein, including the merger of FBSS with and into VABK (the “Merger”);

WHEREAS, the Boards of Directors of VABK and FBSS have each determined that the Merger is consistent with, and will further, their respective business strategies and goals; and

WHEREAS, it is the intention of the parties that, for federal income tax purposes and applicable state income tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (and any comparable provision of state law), and the treasury regulations promulgated under the Code (and any future amendments to such regulations and any corresponding provisions of succeeding regulations) (the “Treasury Regulations”), and that this Agreement shall constitute, and is adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE 1

THE MERGER AND RELATED MATTERS

1.1	The Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 1.2(a)) and in accordance with the Virginia Stock Corporation Act (the “VSCA”), FBSS will be merged with and into VABK pursuant to the Plan of Merger, substantially in the form attached hereto as Exhibit 1.1 and made a part hereof (the “Plan of Merger”). The separate corporate existence of FBSS thereupon shall cease, and VABK will be the surviving corporation in the Merger (VABK is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger will have the effect set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of FBSS, and all of the debts, liabilities, obligations, claims, restrictions and duties of FBSS shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

1.2	Effective Time; Closing.

(a) On the Closing Date (as defined herein), the parties shall execute and cause to be filed the Articles of Merger with the Virginia State Corporation Commission as provided in Section 13.1-720 of the VSCA. The Merger will become effective upon the issuance of a certificate of merger by the Virginia State Corporation Commission or at such other date and time as mutually agreed to by the parties and set forth in the Articles of Merger (the “Effective Time”).

(b) Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place at 10:00 a.m. Eastern Time at the offices of Williams Mullen, Richmond, Virginia, on the fifth (5th) business day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article 6 (other than those conditions that are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or at such other date mutually agreed to by the parties and which shall be held at or prior to the Effective Time (the “Closing Date”). All documents required by this Agreement to be delivered at or prior to the Effective Time will be exchanged by the parties on the Closing Date.

1.3	Subsidiary Bank Merger.

(a) At the Effective Time or as soon thereafter as reasonably practicable, The Fauquier Bank, the wholly-owned Virginia chartered commercial bank subsidiary of FBSS, shall be merged with and into Virginia National Bank, the wholly-owned national banking association subsidiary of VABK, pursuant to a Subsidiary Bank Agreement and Plan of Merger, substantially in the form attached hereto as Exhibit 1.3(a) (the “Subsidiary Bank Merger”). Virginia National Bank shall be the surviving bank in the Subsidiary Bank Merger (sometimes referred to herein as the “Continuing Bank” whenever reference is made to it as of the effective date and time of the Subsidiary Bank Merger (the “Subsidiary Merger Effective Time”) or thereafter). As soon as practicable after the approval of this Agreement by the Boards of Directors of VABK and FBSS, each of VABK, Virginia National Bank, FBSS and The Fauquier Bank, respectively, shall take all actions necessary, including effecting the necessary shareholder and board of directors approvals, to approve and adopt a final Subsidiary Bank Agreement and Plan of Merger with respect to the Subsidiary Bank Merger, and the consummation of the Subsidiary Bank Merger shall be conditioned on the consummation of the Merger. Prior to the Subsidiary Merger Effective Time, such parties shall take all actions necessary to approve and adopt any and all other agreements and documents to effect the Subsidiary Bank Merger.

(b) VABK may at any time change the method or timing of effecting the combination of Virginia National Bank and The Fauquier Bank if and to the extent VABK deems such changes necessary, appropriate or desirable for any reason in its discretion (including, without limitation, to ensure that the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration (as defined herein), (ii) adversely affect the FBSS shareholders, (iii) adversely affect the ability of the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (iv) materially impede or delay consummation of the transactions contemplated by this Agreement or (v) result in the Subsidiary Bank Merger occurring prior to the Merger; and provided, further, that VABK shall provide FBSS with five (5) days’ prior written notice of such change and the reasons therefor.

1.4	Corporate Governance and Related Matters.

(a) Prior to the Effective Time, VABK shall take all actions necessary to adopt the amendments to the Bylaws of VABK substantially in the form set forth in Exhibit 1.4(a), effective as of the Effective Time. On or prior to the Effective Time, the Board of Directors of VABK shall cause the number of directors that will comprise the full Board of Directors of the Continuing Corporation at the Effective Time to be fixed at such number, not to exceed thirteen (13), consisting of (i) seven (7) current VABK directors to be designated by VABK (after consultation with FBSS) prior to the Effective Time, including the current Chairman of the Board of Directors (who shall be the Chairman of the Board of Directors of the Continuing Corporation at the Effective Time) and current Chief Executive Officer of VABK (the “VABK Continuing Directors”), and (ii) six (6) current FBSS directors to be designated by FBSS (after consultation with VABK) prior to the Effective Time, including the current Chairman of the Board of Directors (who shall be appointed Vice Chairman and a member of the Strategic Planning Committee of the Board of Directors of the Continuing Corporation at the Effective Time) and current Chief Executive Officer of FBSS (the “FBSS Continuing Directors”). No other directors of VABK or FBSS shall be designated to serve on the Board of Directors of the Continuing Corporation at the Effective Time. Subject to compliance by the Board of Directors of the Continuing Corporation with its fiduciary duties (including compliance with the Continuing Corporation’s Organizational Documents (as defined herein) and corporate governance guidelines), the Continuing Corporation shall nominate and recommend each FBSS Continuing Director for reelection to the Board of Directors of the Continuing Corporation at the first annual meeting of the shareholders of the Continuing Corporation following the Effective Time, and the Continuing Corporation’s proxy materials with respect to such annual meeting shall include the recommendation of the Board of Directors of the Continuing Corporation that its shareholders vote to reelect each FBSS Continuing Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of the Continuing Corporation.

(b) Prior to the Subsidiary Merger Effective Time, Virginia National Bank shall take all actions necessary to adopt the amendments to the Bylaws of Virginia National Bank substantially in the form set forth in Exhibit 1.4(b), effective as of the Subsidiary Merger Effective Time. On or prior to the Subsidiary Merger Effective Time, VABK, as the sole shareholder of Virginia National Bank, and the Virginia National Bank Board of Directors shall cause the number of directors that will comprise the full Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time to be fixed at such number, not to exceed thirteen (13), consisting of the VABK Continuing Directors and the FBSS Continuing Directors. No other directors of VABK or FBSS shall be designated to serve on the Board of Directors of the Continuing Bank at the Subsidiary Merger Effective Time. The current Chairman of the Board of Directors of VABK shall be appointed Chairman of the Board of Directors of the Continuing Bank and the current Chairman of the Board of Directors of FBSS shall be appointed Vice Chairman of the Board of Directors of the Continuing Bank, in each case effective at the Subsidiary Merger Effective Time. Provided that each FBSS Continuing Director continues to be eligible to serve as a director of VABK, and subject to compliance by the Board of Directors of the Continuing Bank with its fiduciary duties (including compliance with the Continuing Bank’s Organizational Documents and corporate governance guidelines) the Continuing Bank shall nominate each FBSS Continuing Director for reelection to the Board of Directors of the Continuing Bank at the first annual meeting of the sole shareholder of the Continuing Bank following the Subsidiary Merger Effective Time.

(c) Subject to and in accordance with the Bylaws of the Continuing Bank, effective as of the Subsidiary Merger Effective Time, Marc J. Bogan shall be appointed President and Chief Executive Officer of the Continuing Bank. The Board of Directors of Virginia National Bank will take such actions as are necessary prior to the Subsidiary Merger Effective Time to cause such person to be elected or appointed to such offices of the Continuing Bank as of the Subsidiary Merger Effective Time.

(d) Prior to the Effective Time and the Subsidiary Merger Effective Time, VABK and Virginia National Bank shall take all actions necessary to cause and accept the resignations of all current directors of VABK and Virginia National Bank other than the VABK Continuing Directors immediately after the Merger and the Subsidiary Bank Merger, respectively (such resignations, the “Director Resignations”).

1.5	Articles of Incorporation and Bylaws of VABK; Articles of Association and Bylaws of Virginia National Bank.

(a) The Articles of Incorporation of VABK as in effect immediately prior to the Effective Time will be the Articles of Incorporation of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of VABK as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended as set forth in Section 1.4(a) hereof, will be the Bylaws of the Continuing Corporation at and after the Effective Time until thereafter amended in accordance with applicable law.

(b) The Articles of Association of Virginia National Bank as in effect immediately prior to the Subsidiary Merger Effective Time will be the Articles of Association of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law. The Bylaws of Virginia National Bank as in effect immediately prior to the Subsidiary Merger Effective Time, as such Bylaws are proposed to be amended as set forth in Section 1.4(b) hereof, will be the Bylaws of the Continuing Bank at and after the Subsidiary Merger Effective Time until thereafter amended in accordance with applicable law.

1.6	Tax Consequences.

Each of the parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to constitute a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations (and any comparable provision of state law) for federal income tax purposes and applicable state income tax purposes. This Agreement shall constitute a “plan of reorganization” within the meaning of Section 368(a) of the Code for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state law) for federal and applicable state income tax purposes. VABK and FBSS shall prepare and file with each of their respective Tax Returns (as defined herein) all information required by Treasury Regulation Section 1.368-3 and related provisions of the Treasury Regulations in a manner consistent with treating the transactions contemplated by this Agreement as a reorganization described in Section 368(a) of the Code and shall take no position (whether in audits, Tax Returns or otherwise) that is inconsistent with this treatment unless required to do so by applicable law. Each of the parties shall use its reasonable best efforts to cause their appropriate officers to execute and deliver to its respective counsel, certificates containing appropriate representations and covenants, reasonably satisfactory in form and substance to such counsel, at such time or times as may be reasonably requested by such counsel, including as of the effective date of the Registration Statement (as defined herein) and the Closing Date, in connection with such counsel’s deliveries of opinions with respect to the Tax (as defined herein) treatment of the Merger.

ARTICLE 2

MERGER CONSIDERATION; EXCHANGE PROCEDURES

2.1	Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of VABK or FBSS, or their respective shareholders:

(a) Subject to Section 2.1(e), each share of common stock, par value $2.50 per share, of VABK (“VABK Common Stock”), that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.

(b) Subject to Section 2.1(e), each share of common stock, par value $3.13 per share, of FBSS (“FBSS Common Stock”), that is issued and outstanding immediately before the Effective Time, shall be converted into and exchanged for the right to receive 0.6750 shares (the “Exchange Ratio”) of common stock, par value $2.50 per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).

(c) All shares of FBSS Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d) Each certificate previously representing shares of FBSS Common Stock (a “FBSS Common Certificate”) and the non-certificated shares of FBSS Common Stock (the “FBSS Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of FBSS Common Stock (i) the Merger Consideration upon the surrender of such FBSS Common Certificate or FBSS Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(e) Each share of FBSS Common Stock held by either party and each share of VABK Common Stock held by FBSS or any of FBSS’s Subsidiaries prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of VABK Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2	Exchange Procedures.

(a) On or before the Closing Date, VABK shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by VABK and reasonably acceptable to FBSS (in such capacity, the “Exchange Agent”), for the benefit of the holders of the FBSS Common Certificates and FBSS Book-Entry Shares, at the election of VABK, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) issuable pursuant to this Article 2, together with an amount of cash sufficient to pay any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for FBSS Common Certificates and FBSS Book-Entry Shares.

(b) As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of FBSS Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s FBSS Common Certificates or FBSS Book-Entry Shares for the Merger Consideration.

(c) The Continuing Corporation shall cause the Merger Consideration into which shares of FBSS Common Stock are converted at the Effective Time, and dividends or distributions that a FBSS shareholder shall be entitled to receive, to be issued and paid to such FBSS shareholder upon proper surrender to the Exchange Agent of FBSS Common Certificates and FBSS Book-Entry Shares representing such shares of FBSS Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.

(d) Any FBSS shareholder whose FBSS Common Certificates or FBSS Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of FBSS for twelve (12) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof) for the benefit of such shareholders. Any shareholders of FBSS who have not complied with this Article 2 shall thereafter be entitled to look only to the Continuing Corporation for payment of the consideration deliverable in respect of each share of FBSS Common Stock such shareholder holds as determined pursuant to this Agreement, without any interest thereon.

(f) None of the Exchange Agent, either of the parties hereto, any Subsidiaries of VABK or FBSS, respectively, or the Continuing Corporation shall be liable to any shareholder of FBSS for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3	FBSS Equity-Based Awards.

(a) Except as set forth in Section 2.3(b), at the Effective Time, each FBSS restricted stock award (a “FBSS Stock Award”) granted under an FBSS equity or equity-based compensation plan (a “FBSS Stock Plan”) that is outstanding immediately prior to the Effective Time, shall be, if not already vested pursuant to its terms, vested fully and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to this Agreement in respect of each share of FBSS Common Stock underlying such FBSS Stock Award, and the shares of FBSS Common Stock subject to such FBSS Stock Award will be treated in the same manner as all other shares of FBSS Common Stock for such purposes.

(b) At the Effective Time, each FBSS Stock Award granted on or after the date of this Agreement to a FBSS Continuing Director shall be converted, without any action on the part of the holder thereof, into a fully vested restricted stock award of VABK (a “Replacement Stock Award”), on the same terms and conditions as were applicable under such FBSS Stock Award, except that no lapse of transferability restrictions shall occur at the Effective Time. The number of shares of VABK Common Stock subject to each such Replacement Stock Award shall be equal to the number of shares of FBSS Common Stock subject to the FBSS Stock Award multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of VABK Common Stock.

(c) No more than ten (10) business days prior to the Effective Time, each restricted stock unit award granted under a FBSS Stock Plan that is outstanding and unsettled, unvested or contingent (a “FBSS RSU Award”) shall be vested fully. Each such FBSS RSU Award shall be settled, net of all required tax withholding, in accordance with its terms including any elections thereunder with regard to receiving a portion of the FBSS RSU Award in cash (which the parties hereto agree will apply upon a change in control), not later than five (5) days prior to the Effective Time, and any share of FBSS Common Stock issued in settlement of a FBSS RSU Award and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to this Agreement.

(d) At or prior to the Effective Time, the Board of Directors of FBSS or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of VABK) and take any actions (after consultation with VABK) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of VABK) to each holder of a FBSS Stock Award and FBSS RSU Award of the treatment of such award pursuant to this Section 2.3.

2.4	No Fractional Shares.

Each holder of shares of FBSS Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of VABK Common Stock for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time that shares of VABK Common Stock actually traded, as reported on the OTCQX marketplace or such stock exchange as the VABK Common Stock may be listed during such period.

2.5	Anti-Dilution.

In the event VABK changes (or establishes a record date for changing) the number of shares of VABK Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6	Dividends.

No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any FBSS Common Certificate or FBSS Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the FBSS Common Certificate or FBSS Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Agreement, promptly after which time all such dividends or distributions will be paid (without interest).

2.7	Withholding Rights.

Each of the Continuing Corporation and the Exchange Agent will be entitled, but not obligated, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined herein) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Agreement as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8	No Appraisal Rights.

In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of FBSS Common Stock in connection with the Merger or the other transactions contemplated by this Agreement.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Disclosure Letters.

(a) Prior to the execution and delivery of this Agreement, each party has delivered to the other party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party’s representations or warranties contained in Section 3.3, or to one or more of its covenants or agreements contained in Article 4 or Article 5; provided, that (i) no such item is required to be set forth in a party’s Disclosure Letter as an exception to any representation or warranty of such party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined herein) with respect to such party.

(b) Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (i) any subsections of Section 3.3 specifically referenced or cross-referenced and (ii) other subsections of Section 3.3 to the extent it is reasonably apparent (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (A) applies to such other subsections and (B) contains sufficient detail to enable a reasonable person to recognize the relevance of such disclosure to such other subsections.

3.2	Standard.

(a) No representation or warranty of VABK or FBSS contained in Section 3.3 (other than the representations and warranties contained in (i) Section 3.3(d), Section 3.3(e), Section 3.3(h)(ii) and Section 3.3(z)(i), which shall be true and correct in all respects (other than, in the case of Section 3.3(d) and Section 3.3(e) only, such failures to be true and correct as are de minimis) and (ii) Section 3.3(c)(i), which shall be true and correct in all material respects) will be deemed untrue or incorrect, including for purposes of Section 6.2(a) and Section 6.3(a), and no party will be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, event or circumstance unless such fact, event or circumstance, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such party (it being understood that in applying the standard set forth in this Section 3.2(a), all materiality and “Material Adverse Effect” qualifications and exceptions contained in the individual representations and warranties shall be disregarded).

(b) The term “Material Adverse Effect,” as used with respect to a party, means any event, change, effect or occurrence which, individually or together with any other event, change, effect or occurrence, (i) is materially adverse to the business, properties, assets, liabilities, financial condition or results of operations of such party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such party to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement on a timely basis; provided that in the case of clause (i), a Material Adverse Effect shall not be deemed to include the impact of (A) changes after the date of this Agreement in laws or regulations generally affecting banking and bank holding company businesses and the interpretation of such laws and regulations by any Governmental Authority, (B) changes after the date of this Agreement in generally accepted accounting principles or regulatory accounting requirements generally affecting banking and bank holding company businesses, (C) changes or events after the date of this Agreement generally affecting banking and bank holding company businesses, including changes in prevailing interest rates, and not specifically relating to VABK, FBSS, or their respective Subsidiaries, (D) any actions expressly permitted or required by this Agreement or that are taken with the written consent of the other party, (E) the existence or public disclosure of this Agreement or the transactions contemplated hereby, including its effects on customers, vendors, suppliers and other third parties doing business with such party or its Subsidiaries, (F) changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak (including COVID-19), or the material worsening of such conditions threatened or existing as of the date of this Agreement, or (G) a decline, in and of itself, in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or other internal financial forecasts, but not including the underlying causes thereof to the extent such causes are not otherwise excluded by clauses (A) through (F); except, with respect to clauses (A), (B), (C) or (F), to the extent that the impact of such change is materially disproportionately adverse to the business, properties, assets, liabilities, financial condition or results of operations such party hereto and its Subsidiaries, taken as a whole, as compared to other comparable companies in the commercial banking industry.

(c) The term “Knowledge” with respect to VABK, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of VABK’s Disclosure Letter and, with respect to FBSS, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 3.2 of FBSS’s Disclosure Letter.

3.3	Representations and Warranties.

Subject to and giving effect to Section 3.1 and Section 3.2 and except as set forth in the relevant Disclosure Letters or in any of such party’s SEC Reports (as defined herein) filed on or after January 1, 2019 and prior to the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), VABK represents and warrants to FBSS, to the extent such representation or warranty is applicable to VABK, and FBSS represents and warrants to VABK, to the extent such representation or warranty is applicable to FBSS, except where expressly stated otherwise, as follows:

(a) Organization, Standing and Power. It is a Virginia corporation duly organized, validly existing and in good standing under the laws of Virginia. It has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business. It is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). It is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it. Neither it nor any of its Subsidiaries is in violation of any provision of its Articles of Incorporation, Bylaws or other similar or comparable governing instruments (the “Organizational Documents”), as applicable. True and complete copies of its Organizational Documents, and the Organizational Documents of each of its Subsidiaries, in each case as amended to the date hereof, and as in full force and effect as of the date hereof, have been provided by each party to the other for review.

(b) Subsidiaries. Each of its Subsidiaries (i) is a duly organized bank, corporation, limited liability company, partnership or statutory trust, validly existing and in good standing under applicable laws of the jurisdiction in which it is incorporated or organized, (ii) has full corporate power and authority to carry on its business as now conducted and to own, lease and operate its assets, properties and business, and (iii) is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified is not reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect. The outstanding shares of capital stock or equity interests of each of its Subsidiaries are validly issued and outstanding, fully paid and nonassessable and all such shares or equity interests are directly or indirectly owned by it free and clear of all liens, claims and encumbrances or preemptive rights of any person. No rights are authorized, issued or outstanding with respect to the capital stock or equity interests of any of its Subsidiaries and there are no agreements, understandings or commitments relating to the right to vote or to dispose of the capital stock or equity interests of any of its Subsidiaries. There are no restrictions on the ability of any of its Subsidiaries to pay dividends or distributions except as set forth in Section 13.1-653 of the VSCA and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposits of each of its Subsidiaries that is a commercial bank are insured by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation (the “FDIC”) to the maximum extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no Proceedings (as defined herein) for the termination of such insurance are pending or threatened. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(b) of its Disclosure Letter that shows each Subsidiary’s jurisdiction of incorporation, each jurisdiction in which each Subsidiary is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of each Subsidiary. Section 3.3(b) of its Disclosure Letter also lists any corporation, bank or other business organization of which it or any Subsidiary owns, directly or indirectly, five percent (5%) or more of the outstanding capital stock or other equity interests, and shows for each such entity its jurisdiction of incorporation, each jurisdiction in which such entity is qualified and/or licensed to do business, its form of organization, and lists the owner(s) and percentage ownership (direct or indirect) of such entity.

The term “Subsidiary” when used with respect to any party means any corporation, bank or other business organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which that have by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries.

(c) Authority; No Breach of the Agreement.

(i) It has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement, and, subject to obtaining the VABK Shareholder Approval (as defined herein) and the FBSS Shareholder Approval (as defined herein), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, by it have been duly and validly authorized by all necessary corporate action (including valid authorization and adoption of this Agreement by its board of directors), subject only to the receipt of (A) in the case of FBSS, approval of this Agreement and the Plan of Merger by the holders of more than two-thirds of the outstanding shares of FBSS Common Stock (the “FBSS Shareholder Approval”) and (B) in the case of VABK, approval of this Agreement and the Plan of Merger by the holders of at least a majority of the outstanding shares of VABK Common Stock (the “VABK Shareholder Approval”).

(ii) This Agreement has been duly executed and delivered by it and assuming due authorization, execution and delivery of this Agreement by the other party, this Agreement is a valid and legally binding obligation, enforceable in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws affecting the enforcement of rights of creditors or by general principles of equity. VABK represents and warrants that the Continuing Corporation Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable.

(iii) Neither the execution and delivery of this Agreement by it, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof will: (A) conflict with, violate or result in a breach or default of any provision of its Organizational Documents or any resolutions of its Board of Directors; (B) constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, or result in the creation of any lien, charge or encumbrance upon, any property or asset of it or any of its Subsidiaries pursuant to (1) any note, bond, mortgage or indenture, or (2) any material license, agreement or other instrument or obligation, to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of their properties or assets may be bound; or (C) subject to the receipt of all required regulatory and shareholder approvals, violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its Subsidiaries.

(iv) Except for (A) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHCA, and approval of such applications, filings and notices, (B) the filing of applications, filings and notices, as applicable, with the Bureau of Financial Institutions of the Virginia State Corporation Commission and the Office of the Comptroller of the Currency in connection with the Merger and the Subsidiary Bank Merger, and approval of such applications, filings and notices, (C) the filing with the Securities and Exchange Commission (the “SEC”) of a joint proxy statement in definitive form (including any amendments or supplements thereto, and other proxy solicitation materials of VABK and FBSS constituting a part thereof, the “Joint Proxy Statement”) relating to the VABK Shareholders Meeting (as defined herein) and the FBSS Shareholders Meeting (as defined herein), and of the registration statement on Form S-4, in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by VABK in connection with the transactions contemplated by this Agreement (including any pre-effective or post-effective amendments or supplements thereto, the “Registration Statement”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and declaration of effectiveness of the Registration Statement under the Securities Act and such other filings and reports as required pursuant to the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (D) the filing of the Articles of Merger with, and the issuance of a Certificate of Merger by, the Virginia State Corporation Commission pursuant to the VSCA, and (E) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of the Continuing Corporation Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the transactions contemplated hereby, including the Merger. As of the date hereof, it is not aware of any reason why the necessary Regulatory Approvals (as defined herein) and consents will not be received in order to permit consummation of the transactions contemplated hereby, including the Merger.

(d) VABK Capital Stock. VABK represents and warrants that:

(i) As of September 28, 2020, the authorized capital stock of VABK consists of: (1) 10,000,000 shares of common stock, par value $2.50 per share, of which 2,714,273 shares are issued and outstanding, and (2) 2,000,000 shares of preferred stock, par value $2.50 per share, of which no shares are issued and outstanding;

(ii) All outstanding shares of capital stock of VABK have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii) As of September 28, 2020, 25,268 shares of VABK Common Stock are subject to unvested restricted stock awards, and 146,783 shares of VABK Common Stock are subject to options to purchase VABK Common Stock, in each case granted under an equity or equity-based compensation plan of VABK (a “VABK Stock Plan”);

(iv) As of the date of this Agreement, no shares of capital stock of VABK are reserved for issuance, and there are no outstanding or authorized options, warrants, rights, agreements, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to its capital stock pursuant to which VABK is or may become obligated to make a cash payment or to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of its capital stock (collectively, “Rights”), except as contemplated by each VABK Stock Plan; and

(v) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shares of VABK’s capital stock may vote are issued or outstanding. There are no contracts pursuant to which VABK or any of its Subsidiaries is or could be required to register shares of VABK’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, equity rights or other securities of VABK or any of its Subsidiaries.

(e) FBSS Capital Stock. FBSS represents and warrants that:

(i) As of September 28, 2020, the authorized capital stock of FBSS consists of 8,000,000 shares of common stock, par value $3.13 per share, of which 3,794,725 shares are issued and outstanding; and it is not authorized to issue preferred stock;

(ii) All outstanding shares of capital stock of FBSS have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person;

(iii) As of September 28, 2020, 19,843 shares of FBSS Common Stock are subject to unvested restricted stock awards, and 25,374 shares of FBSS Common Stock are subject to unvested restricted stock unit awards, in each case granted under a FBSS Stock Plan;

(iv) As of the date of this Agreement, no shares of capital stock of FBSS are reserved for issuance, and there are no outstanding or authorized Rights with respect to any shares of its capital stock, except as contemplated by each FBSS Stock Plan; and

(v) No bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shares of FBSS’s capital stock may vote are issued or outstanding. There are no contracts pursuant to which FBSS or any of its Subsidiaries is or could be required to register shares of FBSS’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, equity rights or other securities of FBSS or any of its Subsidiaries.

(f) SEC Filings; Financial Statements.

(i) It has filed or furnished all reports, registration statements, proxy statements, offering circulars, schedules and other documents required to be filed or furnished by it, together with any amendments required to be made with respect thereto (collectively, the “SEC Reports”), with the SEC since December 31, 2016 under the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, and, to the extent such SEC Reports are not available on the SEC’s Electronic Data Gathering Analysis and Retrieval system, made available to the other party copies of such SEC Reports. Its SEC Reports, including the financial statements, exhibits and schedules contained therein, (A) at the time filed, complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of its financial statements contained in or incorporated by reference into any SEC Reports, including the related notes, where applicable (the “Financial Statements”) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act with respect thereto, fairly presented in all material respects the consolidated financial position of it and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with generally accepted accounting principles in the United States of America (“GAAP”) consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited financial statements.

(iii) It and each of its Subsidiaries has devised and maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurances that: (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary (1) to permit the preparation of financial statements in conformity with GAAP consistently applied with respect to institutions such as such party or other criteria applicable to such financial statements and (2) to maintain proper accountability for items therein; (C) access to its and its Subsidiaries’ properties and assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for items is compared with the actual levels at reasonable intervals and appropriate actions taken with respect to any differences.

(iv) Its “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information required to be disclosed by it in its SEC Reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that all such information is accumulated and communicated to its management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of its chief executive officer and chief financial officer required under the Exchange Act with respect to such reports. It has disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of its Board of Directors and on Section 3.3(f)(iv) of its Disclosure Letter (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect its ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. These disclosures, if any, were made in writing by management to its auditors and the audit committee of its Board of Directors and a copy has previously been made available to the other party. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as of the date hereof.

(v) Since January 1, 2017, (i) neither it nor any of its Subsidiaries, nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of it or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that it or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no employee of or attorney representing it or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities or banking laws, breach of fiduciary duty or similar violation by it or any of its Subsidiaries or any of their respective officers, directors, employees or agents to its Board of Directors or any committee thereof or the Board of Directors or similar governing body of any of its Subsidiaries or any committee thereof, or to its Knowledge, to any director or officer of it or any of its Subsidiaries.

(vi) As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC staff with respect to its SEC Reports.

(g) Bank Reports. It and each of its Subsidiaries have filed all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto (the “Bank Reports”), that they were required to file since December 31, 2016 with the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Bureau of Financial Institutions of the Virginia State Corporation Commission and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over it or any of its Subsidiaries (collectively, the “Regulatory Agencies”), including any Bank Report required to be filed pursuant to the laws of the United States or any state or the rules or regulations of any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such Bank Report or to pay such fees and assessments, would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it. Any such Bank Report regarding it or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Copies of all Bank Reports filed since December 31, 2016 by each party have been provided to the other party (except to the extent that such Bank Reports are publicly available). Except for normal examinations conducted by a Regulatory Agency in the ordinary course of its and its Subsidiaries business, there is no pending Proceeding before, or, to its Knowledge, examination or investigation by, any Regulatory Agency into the business or operations of it or any of its Subsidiaries. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any Bank Report or relating to any examination or inspection of it or any of its Subsidiaries, and there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of it or any of its Subsidiaries since December 31, 2016, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it.

(h) Absence of Certain Changes or Events. Since December 31, 2019, except as disclosed in its SEC Reports, Bank Reports or Financial Statements or as set forth in Section 3.3(h) of its Disclosure Letter, (i) it and each of its Subsidiaries have conducted their respective businesses and incurred liabilities only in the ordinary course consistent with past practices, and (ii) there have been no events, changes, developments or occurrences which, individually or in the aggregate, have had or are reasonably likely to have a Material Adverse Effect on it.

(i) Absence of Undisclosed Liabilities. Except for (i) those liabilities that are fully reflected or reserved for in its SEC Reports, Bank Reports or Financial Statements, (ii) liabilities incurred since June 30, 2020 in the ordinary course of business consistent with past practice, (iii) liabilities which would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, (iv) liabilities incurred in connection with the transactions contemplated by the Agreement, and (v) as set forth in Section 3.3(i) of its Disclosure Letter, neither it nor any of its Subsidiaries has, and since June 30, 2020 has not incurred (except as permitted by Article 4 of this Agreement), any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise and whether or not required to be reflected in the SEC Reports, Bank Reports or Financial Statements of it or any of its Subsidiaries).

(j) Material Contracts; Defaults. Except as set forth in Section 3.3(j) of its Disclosure Letter (which may incorporate the contracts and instruments reflected as exhibits on the exhibit list included in its latest annual report on Form 10-K filed prior to the date of this Agreement), as of the date hereof, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a “material contract” required to be filed as an exhibit pursuant to

Item 601(b)(10) of the SEC’s Regulation S-K that has not been filed as an exhibit to or incorporated by reference in its SEC Reports filed prior to the date of this Agreement, (ii) that prohibits or restricts the conduct of business by it or any of its Subsidiaries or any of its personnel in any geographic area or its or their ability to compete in any line of business, (iii) with respect to employment of an officer or director or engagement of a consultant, including any employment, severance, termination, consulting or retirement agreement, (iv) that would be terminable other than by it or any of its Subsidiaries or under which a material payment obligation would arise or be accelerated, in each case as a result of the announcement or consummation of this Agreement or the transactions contemplated herein (either alone or upon the occurrence of any additional acts or events), (v) that would require any consent or approval of a counterparty as a result of the consummation of this Agreement or the transactions contemplated herein and involves payments in excess of $200,000 per year, (vi) pursuant to which it or one of its Subsidiaries leases real property to or from any other person, (vii) for the use or purchase of materials, supplies, goods, services, equipment or other assets that involves payments in excess of $200,000 per year, (viii) involves Intellectual Property (as defined herein), other than contracts entered into in the ordinary course with customers and “shrink-wrap” software licenses, that is material to its business or the business of any of its Subsidiaries, (ix) relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than deposit liabilities, advances and loans from the Federal Home Loan Bank of Atlanta, or contracts pertaining to fully-secured repurchase agreement payables or trade payables, in each case entered into in the ordinary course of the party’s business), (x) relating to the provision of data processing, network communication or other technical services that is material to its business or the business of any of its Subsidiaries and involves payments in excess of $200,000 per year or (xi) that is material to the financial condition, results of operations or business of it or any of its Subsidiaries and not otherwise described in clauses (i) through (x) above (any such being referred to as a “Material Contract”). With respect to each Material Contract: (A) the contract is in full force and effect, (B) neither it nor any of its Subsidiaries is in default thereunder, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default, (C) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such contract from January 1, 2019 to the date hereof, and (D) no other party to any such contract is, to its Knowledge, in default in any material respect.

(k) Legal Proceedings; Compliance with Laws.

(i) Except as set forth in Section 3.3(k) of its Disclosure Letter, there are no actions, lawsuits, arbitrations or administrative or judicial proceedings (“Proceedings”) (or, to its Knowledge, any basis therefor) instituted or pending or, to its Knowledge, threatened in writing against it or any of its Subsidiaries or against any of its or its Subsidiaries’ properties, assets, interests or rights, or against any of its or its Subsidiaries’, or to its Knowledge, any of its officers, directors or employees in their capacities as such. Neither it nor any of its Subsidiaries is a party to or subject to any cease-and-desist or other agreement, order, memorandum of understanding, enforcement action, supervisory or commitment letter or similar undertaking by or with any Governmental Authority that, in each of any such cases, restricts its operations or the operations of any of its Subsidiaries or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business, and neither it nor any of its Subsidiaries has been advised by any Governmental Authority that any such Governmental Authority is contemplating issuing, ordering, or requesting the issuance of any such agreement, order, memorandum, action or letter in the future. Except for examinations of it and any of its Subsidiaries conducted by a Governmental Authority in the ordinary course of business, no Governmental Authority has ordered it or any of its Subsidiaries to pay any civil penalty or initiated or has pending any Proceeding or, to the Knowledge of it or any of its Subsidiaries, investigation into the business or operations of it or any of its Subsidiaries since December 31, 2015. There is no claim, action, suit, Proceeding, investigation or notice of violation (whether civil, criminal or administrative) pending or, to the Knowledge of it, or any of its Subsidiaries, threatened against any officer or director of it, or any of its Subsidiaries, in connection with the performance of his or her duties as an officer or director of it or any of its Subsidiaries. It and each of its Subsidiaries have complied in all material respects with, and have not been in material default or violation under, all laws, statutes, ordinances, requirements, regulations, rules or orders of any Governmental Authority applicable to it and each of its Subsidiaries, including (to the extent applicable to it or any of its Subsidiaries), all laws related to data protection or privacy, the USA PATRIOT Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act (“CRA”), the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Economic Growth, Regulatory Relief and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Foreign Corrupt Practices Act, the Interagency Policy Statement on Retail Sales of

Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory or abusive or deceptive lending or any other product or service, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither it nor any of its Subsidiaries have been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition or approval of any Governmental Authority which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on it or each of its Subsidiaries. It and each of its Subsidiaries hold, and have at all times since December 31, 2015, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it, and to its Knowledge no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. As of the date hereof, to its Knowledge, there are no facts or circumstances that would materially impede or delay receipt of any Regulatory Approvals or that would likely result in the Regulatory Approvals not being obtained. For the purposes of this Agreement, a “Governmental Authority” means any court, administrative agency or commission or other governmental authority, agency or instrumentality, domestic or foreign, or any industry self-regulatory authority, and includes Regulatory Agencies.

(ii) Neither it nor any of its Subsidiaries has any Knowledge of, nor has it or any of its Subsidiaries been advised of, or has any reason to believe that any facts or circumstances exist, which would cause it or any of its Subsidiaries: (A) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations, the USA PATRIOT Act, and the regulations promulgated thereunder, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (B) to be deemed not to be in satisfactory compliance with the applicable requirements contained in any federal and state privacy or data security laws and regulations.

(l) Tax Matters.

(i) It and each of its Subsidiaries have timely filed all income Tax Returns and all other material Tax Returns required to be filed, and all such Tax Returns are true, correct and complete in all material respects. All income Taxes and other material Taxes due and payable by it or any of its Subsidiaries have been fully and timely paid, other than those that are being contested in good faith, as set forth in Section 3.3(l)(i) of its Disclosure Letter and that are reflected as a liability in its SEC Reports, Bank Reports or Financial Statements. No claim has been made by any Governmental Authority in any jurisdiction where it or any of its Subsidiaries does not file Tax Returns that it or its Subsidiaries is, or may be, subject to Tax by that jurisdiction that has not been finally settled or otherwise resolved. Neither it nor any of its Subsidiaries has granted any extension or waiver of the limitation period for the assessment or collection of any Tax that remains in effect. Except as set forth in such section of its Disclosure Letter, no Tax Return filed by it or any of its Subsidiaries is under examination by any Governmental Authority or is the subject of any Proceeding, and no written notice of assessment, proposed assessment or unpaid tax deficiency has been received by or asserted against it or any of its Subsidiaries by any Governmental Authority. As used herein, “Tax” or “Taxes” means all federal, state, local and foreign income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, gains, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, and property taxes, together with any interest and any penalties, additions to tax or additional similar amounts, imposed by any Governmental Authority. As used herein, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

(ii) It and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. It and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable law.

(iii) There are no liens for Taxes (other than statutory liens for Taxes not yet due and payable) upon any of its assets or any of its Subsidiaries assets. Neither it nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than (a) such an agreement or arrangement exclusively between or among it and its Subsidiaries and (b) customary commercial agreements entered into in the ordinary course of business and not primarily related to Taxes that contain agreements or arrangements relating to the apportionment, sharing, assignment or allocation of Taxes (such as financing agreements with Tax gross-up obligations or leases with Tax escalation provisions)). Neither it nor any of its Subsidiaries has been, within the past two years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(iv) Neither it nor any of its Subsidiaries is or has been a party to any “reportable transaction,” as defined in Code Section 6707A(c)(1) and Treasury Regulation Section 1.6011-4. It and each of its Subsidiaries have disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. It is not and has not been a “United States real property holding company” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Neither it nor any of its Subsidiaries has engaged in a trade or business, had a permanent establishment (within the meaning of an applicable Tax treaty or convention between the United States and such foreign country), or otherwise been subject to taxation in any country other than the country of its formation.

(v) Neither it nor any of its Subsidiaries has taken or agreed to take (or failed to take or agree to take) any action or knows of any facts or circumstances that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.

(vi) Section 3.3(l)(vi) of FBSS’s Disclosure Letter sets forth the amount of any Taxes that otherwise would have been required to be remitted or paid in connection with amounts paid by FBSS or any of its Subsidiaries to any employee or individual service provider paid but have been deferred as permitted under the Coronavirus Aid, Relief, and Economic Security Act.

(m) Property.

(i) Except as set forth in Section (m)(i) of its Disclosure Letter or reserved against as disclosed in its SEC Reports, Bank Reports or Financial Statements, it and each of its Subsidiaries have good and marketable title in fee simple absolute, free and clear of all material liens, encumbrances, charges, defaults or equitable interests, to all of the properties and assets, real and personal, reflected in the balance sheet included in its SEC Reports, Bank Reports or Financial Statements as of December 31, 2019 or acquired after such date (except to the extent that such properties and assets have been disposed of for fair value in the ordinary course of business since December 31, 2019). All buildings, and all fixtures, equipment, and other property and assets that are material to its or any of its Subsidiaries business, held under leases, licenses or subleases, are held under valid instruments enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and each such instrument is in full force and effect. Other than real estate that was acquired by foreclosure or voluntary deed in lieu of foreclosure, all of the buildings, structures and appurtenances owned, leased, licensed, subleased or occupied by it and each of its Subsidiaries are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted, and comply with applicable zoning and other municipal laws and regulations.

(ii) In the case of FBSS, Section 3.3(m)(ii) of its Disclosure Letter provides a summary spreadsheet that identifies and sets forth the address of each parcel of real estate or interest therein, leased, licensed or subleased by FBSS and each of its Subsidiaries or in which FBSS or any of its Subsidiaries has any ownership or leasehold interest. FBSS has made available to VABK true and complete copies of all lease, license and sublease agreements, including without limitation every amendment thereto, for each parcel of real estate or interest therein to which FBSS or any of its Subsidiaries is a party.

(n) Labor and Employment Matters.

(i) FBSS has provided VABK a true and complete list, in each case for 2019 and for 2020 through August 31, 2020, of (i) all employees of FBSS and its Subsidiaries, including for each such employee: name, unique employee identification number, hire date, work location, current annual salary and any incentive compensation and (ii) all independent contractors or consultants used by FBSS or its Subsidiaries, including for each such person: name, contact information, description of the services performed, consulting fee and consulting term.

(ii) Neither it nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is it or any of its Subsidiaries the subject of a pending or, to its Knowledge, threatened Proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its Knowledge, threatened, nor is it, to its Knowledge, subject to any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

(iii) It and its Subsidiaries have complied in all material respects with all applicable state and federal equal employment opportunity laws and regulations and other laws and regulations related to employment, including those related to wages, hours, working classification, collective bargaining and COVID-19 (including the Emergency Standard adopted by the Virginia Department of Labor and Industry), and, except as otherwise set forth in Section 3.3(n)(iii) of its Disclosure Letter, there are no Proceedings of any nature pending or, to its Knowledge, threatened against it or its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with employment with it or its Subsidiaries. To its Knowledge, there are no unfair labor practice complaints pending against it or any of its Subsidiaries before the National Labor Relations Board or any other labor relations tribunal or authority. It and its Subsidiaries have properly classified individuals providing services to it or them as employees or independent contractors, as the case may be, and have properly withheld and reported related income and employment taxes in accordance with such classification.

(iv) With respect to FBSS, except as set forth in Section 3.3(n)(iv) of its Disclosure Letter, employment of each employee and the engagement of each independent contractor by it or any of its Subsidiaries is terminable at will by it or its Subsidiaries without (A) any penalty, liability or severance obligation and (B) prior consent by any Governmental Authority. It has paid, or has properly accrued no later than the Closing Date, all accrued salaries, wages, bonuses, commissions, overtime and incentives due to be paid or properly accrued on or before the Closing Date.

(v) To its Knowledge and to the extent it is permitted by law to ascertain, all of its employees are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration laws and the laws related to the employment of non-United States citizens applicable in the state in which the employees are employed. FBSS has completed a Form I-9 (Employment Eligibility Verification) for each employee for which one is required by applicable law and each such Form I-9 has since been updated as required by applicable law and is correct and complete in all material respects as of the date hereof.

(o) Employee Benefit Plans.

(i) Section 3.3(o)(i) of its Disclosure Letter sets forth a complete and accurate list of all of its and its Subsidiaries’ benefit plans and compensatory programs, including without limitation: (A) all retirement, savings, pension, stock bonus, profit sharing and any other similar plans, programs or similar arrangements; (B) all health, life, severance, insurance, disability and other employee welfare or fringe benefit plans, programs, contracts or similar arrangements; (C) all employment agreements, change in control agreements, severance agreements or similar agreements; (D) all vacation or paid-time off plans or other similar plans or policies; (E) all bonus, stock option, stock purchase, restricted stock, equity or equity based compensation, incentive, deferred compensation, supplemental retirement, excess benefit, change in control and other employee and director benefit plans, programs or arrangements; and (F) all other compensation plans, programs or arrangements, in each case of (A) through (F) for the benefit of or relating to its current and former employees (including any current or former leased employees), directors and contractors, or any spouse, dependent or beneficiary thereof, whether or not written or unwritten for which it or any of its Subsidiaries or former Subsidiaries or any trade or business of it or any of such Subsidiaries, whether or not incorporated, all of which together with it are or were deemed a “single employer” within the meaning of Code Section 414 or Section 4001(b) of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended (“ERISA Affiliate”) sponsors, has (or had, during the last six (6) years) an obligation to contribute or has (or had, during the last six (6) years) any liability (individually, a “Benefit Plan” and collectively, the “Benefit Plans”).

(ii) It and its Subsidiaries have, with respect to each Benefit Plan, previously made available to the other party true and complete copies of the following documents (other than with regard to items (A), (C) and (G) for welfare benefit plans offered through the Virginia Bankers Association), to the extent applicable: (A) all current Benefit Plan agreements and documents (including any amendments or modifications thereto) and related trust agreements, annuity contracts, or any other funding arrangement and any amendments thereto, or for any Benefit Plan no longer in effect, such documentation as was applicable in the year such Benefit Plan was most recently in effect (and in the case of an unwritten Benefit Plan, a written description thereof); (B) all current summary plan descriptions (including any summaries of material modifications thereto) and material communications to employees and Benefit Plan participants and beneficiaries, and for any Benefit Plan no longer in effect, the most recent summary plan descriptions (including any summaries of material modifications thereto) and, for clarity, material communications to employees and Benefit Plan participants and beneficiaries; (C) the Form 5500 filed in each of the most recent three (3) plan years (including all schedules thereto and the opinions of independent accountants); (D) the two (2) most recent actuarial valuations or, as applicable, stock valuations or appraisals; (E) the most recent annual and periodic accounting of plan assets; (F) the three (3) most recent annual premium payment forms, if any, filed with the Pension Benefit Guaranty Corporation; (G) all information regarding determination of full-time status of employees for purposes of the Patient Protection and Affordable Care Act of 2010, as amended (the “ACA”), including any look-back measurement periods thereunder; (H) if the Benefit Plan is or was intended to qualify under Section 401(a) or 403(a) or 403(b) of the Code, the most recent determination letter or opinion letter, as applicable, received from or issued by the Internal Revenue Service; (I) copies of the most recent nondiscrimination tests for all Benefit Plans; (J) copies of all material correspondence with any governmental agency within the last six (6) years, including but not limited to any investigation materials, any “Top Hat” filings, and any filings under amnesty, voluntary compliance, or similar programs; (K) a written summary of any unwritten Benefit Plans that provide or provided for material compensation or benefits; (L) fiduciary insurance policies and fidelity bonds relating to any Benefit Plan; and (M) all amendments, resolutions and minutes of the Board of Directors of it or its Subsidiaries and any committee relating to the termination of any Benefit Plan, and records of cash, stock and any other in-kind investments distributed in connection with such a termination.

(iii) Except as set forth in Section 3.3(o)(iii) of its Disclosure Letter, neither it nor any of its Subsidiaries, nor any of its ERISA Affiliates has at any time been a party to or maintained, sponsored, contributed to, or been obligated to contribute to, or had any liability with respect to: (A) any plan subject to Title IV of ERISA, including a “multiemployer plan” (as defined in ERISA Section 3(37) and 4001(a)(3) or Section 414(f) of the Code) or a plan subject to Section 412 of the Code; (B) a “multiple employer plan” (within the meaning of ERISA or Section 413(c) of the Code); (C) any voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code); or (D) a “multiple employer welfare association” as defined in Section 3(40) of ERISA.

(iv) Except as set forth in Section 3.3(o)(iv) of its Disclosure Letter, all Benefit Plans and any related trusts are in compliance in all material respects with applicable laws and regulations, and each Benefit Plan has been maintained, operated and administered in accordance with its terms and any related documents or agreements, and in material compliance with the provisions of ERISA, the Code and other applicable laws and regulations.

(v) The Internal Revenue Service has determined that the form of each Benefit Plan that is intended to be qualified under Section 401(a) of the Code satisfies the requirements of Section 401(a) of the Code, as reflected in a current favorable determination letter or is maintained under a prototype or volume submitter plan and is entitled to rely upon a favorable opinion or advisory letter, as applicable issued by the Internal Revenue

Service, or a filing for the same has been made with the Internal Revenue Service seeking such a determination letter and that request is still awaiting decision by the Internal Revenue Service (based on Internal Revenue Service permitted determination request procedures), or has received a determination on termination by the Internal Revenue Service that it was so qualified as of its termination. To its Knowledge, nothing has occurred since the date of any such determination that is reasonably likely to affect adversely such qualification or exemption. Except as set forth on Section 3.3(o)(v) of its Disclosure Letter, there have been no “terminations,” “partial terminations” or “discontinuances of contributions,” as such terms are used in Section 411 of the Code and the regulations thereunder, with respect to any tax-qualified plan during the preceding six (6) years without notice to and approval by the Internal Revenue Service and payment of all obligations and liabilities attributable to such tax-qualified plans.

(vi) All required contributions (including all employer contributions and employee salary reduction contributions), premiums and other payments for the current plan year or any plan year ending on or before the Closing Date that are due on or before the Closing Date, under all Benefit Plans will have been made or properly accrued on or before the Closing Date. All contributions to any Benefit Plan have been contributed within the time specified in ERISA and the Code and the respective regulations thereunder. There are no “accumulated funding deficiencies,” as defined in Section 412 of the Code or Section 302 of ERISA, with respect to any “employee pension benefit plan,” as defined in Section 3(2) of ERISA, of it or any of its Subsidiaries, and no request for a waiver from the Internal Revenue Service with respect to any minimum funding requirement under Section 412 of the Code. For each year beginning on or after January 1, 2008, it has made contributions to each Benefit Plan subject to Section 412 of the Code that is not less than the minimum required contribution under Section 430 of the Code. The funding method used in connection with each Benefit Plan which is subject to the minimum funding requirements of ERISA and the Code is acceptable under current Internal Revenue Service guidelines, and the actuarial assumptions used in connection with funding each such Benefit Plan are reasonable. All unfunded liabilities of each Benefit Plan have been properly accrued in accordance with GAAP. No asset of it, and no asset of any ERISA Affiliate, is subject to any lien under Code Section 401(a)(29) or 412(n), ERISA Section 302(f) or 4068 or arising out of any action filed under ERISA Section 4301(b).

(vii) Except as set forth in Section 3.3(o)(vii) of its Disclosure Letter, each Benefit Plan subject to Title IV of ERISA has assets sufficient on a plan termination basis to be eligible on the Closing Date for standard termination pursuant to Section 4041 of ERISA without it or an ERISA Affiliate being required to make additional contributions. The Pension Benefit Guaranty Corporation has not instituted proceedings to terminate any Benefit Plan or to appoint a trustee or administrator of any such Benefit Plan, and no circumstances exist that constitute grounds under Title IV of ERISA for any such proceeding. There has been no “reportable event” within the meaning of Section 4043 of ERISA that has not been fully and accurately reported in a timely fashion, as required, or which, whether or not reported, would authorize the Pension Benefit Guaranty Corporation to institute termination proceedings with respect to any Benefit Plan. No liability under Title IV of ERISA has been incurred or is expected to be incurred that could result in liability to any Benefit Plan, it, any ERISA Affiliate, VABK or the Continuing Corporation, other than for premiums pursuant to Section 4007 of ERISA that are not yet due.

(viii) To its Knowledge, neither it nor any of its Subsidiaries (or former Subsidiaries) has engaged in any prohibited transactions, as defined in Section 4975 of the Code or Section 406 of ERISA, with respect to any Benefit Plan or its related trust. To its Knowledge, no individual who is or was a “fiduciary,” as defined in Section 3(21) of ERISA, of any Benefit Plan has any liability (including threatened, anticipated or contingent) for breach of fiduciary duty under ERISA.

(ix) Except as set forth in Section 3.3(o)(ix) of its Disclosure Letter, there are no actions, suits, investigations or claims pending, or to its Knowledge threatened or anticipated, with respect to any Benefit Plans or any fiduciary thereof or service provider thereto (in their respective capacities with respect to a Benefit Plan) other than routine claims for benefits. No Benefit Plan is the subject of a pending or, to its Knowledge, threatened investigation or audit by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, or any other federal or state governmental department or entity.

(x) Except as set forth in Section 3.3(o)(x) of its Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (A) result in, cause the acceleration of any vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any current or former employee, leased employee, independent contractor, officer, director or other service provider of it or any of its Subsidiaries, (B) result in any (1) requirement to fund any benefits or set aside benefits in a trust (including a rabbi trust) or (2) limitation on the right of it or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Benefit Plan or related trust or (C) require it or any of its Subsidiaries (or the successor(s) of it or its Subsidiaries) to make any payments or provide any benefits that will be an “excess parachute payment” within the meaning of Section 280G of the Code. FBSS has provided to VABK its preliminary calculations under Section (C) of the preceding sentence with regard to payments, vesting, and other amounts set forth on Section 3.3(o)(x) of its Disclosure Letter, supporting tax and other records, and any supporting valuation report or analysis available as of the date hereof. In addition to the foregoing, except as otherwise set forth in Section 3.3(o)(x) of its Disclosure Letter, no amounts payable in connection with the transactions contemplated hereby (whether in cash, in property, or in the form of benefits) shall be non-deductible pursuant to Section 162(m) of the Code. Except as set forth in Section 3.3(o)(x) of its Disclosure Letter, no Benefit Plan maintained by it or any of its Subsidiaries provides for the gross-up, indemnification or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(xi) Each Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2010, been, in all material respects, in documentary and operational compliance with Section 409A of the Code, so that no amounts paid pursuant to any such Benefit Plan is or could be subject to a Tax under Section 409A of the Code. Each Benefit Plan which is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA that is not qualified under Section 401(a) or 403(a) of the Code is exempt from Parts 2, 3, and 4 of Title I of ERISA as an unfunded plan that is maintained primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees, pursuant to Sections 201(2), 301(a)(3), and 401(a)(1) of ERISA and, except as otherwise set forth in Section 3.3(o)(xi) of its Disclosure Letter, it has filed a “Top Hat” registration letter with the Department of Labor for each such plan.

(xii) Except as set forth in Section 3.3(o)(xii) of its Disclosure Letter, it and its Subsidiaries have made prior to the date hereof all bonus and commission payments to which they were required or are otherwise committed to make to any employee or independent contractor under any Benefit Plan for calendar years 2017, 2018 and 2019, and for the portion of calendar year 2020 through the date hereof.

(xiii) Each Benefit Plan of it and its Subsidiaries that is a health or welfare plan has terms that are in compliance with and has been administered in accordance with the requirements of the ACA. It and its Subsidiaries have complied in all respects with the requirements of Section 4980H of the Code so as to avoid the imposition of any taxes or assessable payments thereunder. Except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, neither it nor any of its Subsidiaries has any liability or obligation to provide postretirement health, medical or life insurance benefits to any employees or former employees, leased employees, independent contractors, officers, or directors, or any dependent or beneficiary thereof, except as otherwise required under state or federal benefits continuation laws. In the case of any such required continuation coverage, except as set forth in Section 3.3(o)(xiii) of its Disclosure Letter, the covered individual is required to pay the full cost of coverage. No Tax under Code Sections 4980B, 4980H or 5000 has been incurred with respect to any Benefit Plan and to its Knowledge no circumstance exists which could give rise to such Tax.

(xiv) Except as set forth in Section 3.3(o)(xiv) of its Disclosure Letter, no Benefit Plan permits (or permitted, for a Benefit Plan no longer in effect) investments in its equity, or investments in which the value is based on or associated with its equity.

(xv) With respect to any Benefit Plan that has been terminated or is no longer in effect and, with respect to FBSS, its defined benefit pension plan terminated in 2009 (a “Terminated Benefit Plan”), all assets of any such Benefit Plan have been distributed to participants or otherwise distributed, in either case in accordance with the terms of such Benefit Plan and applicable laws and regulations, including applicable provisions of the Code and ERISA. No assets of any Terminated Benefit Plan remain in trust or are held, for the benefit of any current or former participant or beneficiary in respect of such Terminated Benefit Plan, by an insurance company or as part of an insurance or annuity contract or by it or its Subsidiaries. All notice, filing, distribution, reporting, tax withholding, payment, or other obligations of it and its Subsidiaries on account of any Terminated Benefit Plan under the Code and ERISA have been satisfied on or before the date hereof and, except as set forth in Section 3.3(o)(xv) of its Disclosure Letter, no such obligations remain to be satisfied after the date hereof for compliance with the Code or ERISA.

(xvi) It, its Subsidiaries and ERISA Affiliates have, to its Knowledge, for purposes of each Benefit Plan, correctly classified all individuals performing services for the entities as common law employees, leased employees, independent contractors or agents, as applicable.

(p) Insurance. It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices, and are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof. Each such insurance policy is outstanding and in full force and effect, and, except for policies insuring against potential liabilities of officers, directors and employees of it and its Subsidiaries, it or its relevant Subsidiary is the sole named beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion. Since December 31, 2018, neither it nor any of its Subsidiaries has received any notice of a premium increase or cancellation or a failure to renew with respect to any insurance policy or bond or, within the last three (3) calendar years, has been refused any insurance coverage sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire upon terms and conditions as favorable as those presently in effect, other than increases in premiums or unavailability of coverage that did not or do not result from any extraordinary loss experience on the part of it or its Subsidiaries. Set forth in Section 3.3(p) of its Disclosure Letter is a list of all insurance policies or bonds currently maintained by it and its Subsidiaries.

(q) Loan Portfolio; Allowance for Loan Losses; Mortgage Loan Buy Backs. Except as set forth in Section 3.3(q) of its Disclosure Letter and except for any changes hereafter made to the allowances and reserves described below pursuant to this Agreement:

(i) All evidences of indebtedness reflected as assets in its SEC Reports, Bank Reports or Financial Statements as of June 30, 2020 were as of such dates: (A) evidenced by notes, agreements or evidences of indebtedness which are true, genuine and what they purport to be; (B) to the extent secured, secured by valid liens and security interests which have been perfected; and (C) the legal, valid and binding obligation of the obligor and any guarantor, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles, and no defense, offset or counterclaim has been asserted with respect to any such Loan (as defined herein) which if successful could have a Material Adverse Effect.

(ii) (A) there is no material modification or amendment, oral or written, of a Loan (including any material modification or amendment of a Loan made consistent with guidance issued by a Governmental Authority or Regulatory Agency in connection with COVID-19) that is not reflected on the records of it or its Subsidiaries, (B) all currently outstanding Loans are owned by it free and clear of any liens, except for liens on Loans granted to a member of the Federal Home Loan Bank System or a Federal Reserve Bank, (C) no claims of defense as to the enforcement of any Loan with an outstanding balance of $250,000 or more have been asserted in writing against it or any of its Subsidiaries for which there is a reasonable possibility of an adverse determination in any Proceeding, and to its Knowledge there are no acts or omissions which could give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination in any Proceeding, and (D) no Loans owned by it or its Subsidiaries are presently serviced by third parties, and there is no obligation that could result in any such Loan becoming subject to any third party servicing.

(iii) The allowance for possible loan losses (the “Loan Loss Allowance”) shown on its Financial Statements as of June 30, 2020 was, and the Loan Loss Allowance to be shown on its Financial Statements as of any date subsequent to the date of this Agreement will be, as of such dates, adequate to provide for all known or reasonably anticipated losses, net of recoveries relating to Loans previously charged off, in respect of Loans outstanding.

(iv) Its other real estate owned (“OREO”) is, and as of any date subsequent to the execution of this Agreement will be, as of such dates, recorded at fair value less estimated costs to sell in accordance with GAAP.

(v) The Loan Loss Allowance has been established by it in accordance with the accounting principles described in Section 3.3(f)(ii) and applicable regulatory requirements and guidelines.

(vi) Section 3.3(q)(vi) of its Disclosure Letter sets forth all residential mortgage or commercial Loans originated on or after January 1, 2017 by it or any of its Subsidiaries (A) that were sold in the secondary mortgage market and have been repurchased by it or any of its Subsidiaries, (B) that the institutions to whom such Loans were sold (or their successors or assigns) have asked it or any of its Subsidiaries to purchase back (but have not been purchased back), or (C) that the institutions to whom such Loans were sold (or their successors or assigns) have submitted a claim for indemnification from it or any of its Subsidiaries, or have notified it or any of its Subsidiaries of an intent to request indemnification, in connection with such Loans.

(vii) As of June 30, 2020, neither it nor any of its Subsidiaries was a party to any Loan with an outstanding balance of $500,000 or more (A) under the terms of which the obligor was sixty (60) days delinquent in payment of principal or interest or in default of any other provision as of the date hereof; (B) which had been classified by any source as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Watch List,” or any comparable classifications by such persons; or (C) in violation of any law, regulation or rule applicable to it or any of its Subsidiaries including, but not limited to, those promulgated, interpreted or enforced by ay Governmental Authority.

(viii) As of the date of this Agreement neither it nor its Subsidiaries was a party to any Loan with any of its directors or officers or the directors or officers of any of its Subsidiaries that was not made in compliance with Regulation O, as amended, of the Board of Governors of the Federal Reserve System.

(ix) Each Loan outstanding as of the date of this Agreement has been solicited and originated, and is and has been administered and, where applicable, serviced (including by a third party servicer or sub-servicer, if applicable), and the relevant Loan files are being maintained, in accordance in all material respects with the relevant notes or other credit or security documents, its applicable written underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(x) To the extent that it has originated any Loan under or otherwise participated in any program created or modified by the Coronavirus Aid, Relief, and Economic Security Act, including but not limited to the Paycheck Protection Program (the “PPP”), it has done such in good faith and in material compliance with all laws, regulations and guidance governing such program, including but not limited to all regulations and guidance issued by the U.S. Department of the Treasury and/or the U.S. Small Business Administration applicable to Loans originated pursuant to or in association with the PPP.

(xi) For the purposes of this Agreement, “Loan” means any written or oral loan, loan agreement, loan commitment, letter of credit, note, borrowing arrangement, loan guarantee or other extension of credit.

(r) Environmental Matters.

(i) Except as set forth in Section 3.3(r) of its Disclosure Letter, it and each of its Subsidiaries are in material compliance with all applicable Environmental Laws (as defined herein). Neither it nor any of its Subsidiaries has received any written communication alleging that it or such Subsidiary is not in such material compliance, and, to its Knowledge, there are no present circumstances that would prevent or interfere with the continuation of such compliance. Neither it nor any of its Subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, Governmental Authority, Regulatory Agency or third party imposing any liability pursuant to Environmental Laws.

(ii) Neither it nor any of its Subsidiaries has received written notice of pending Environmental Claims (as defined herein), nor does it or any of its Subsidiaries have any Knowledge of any threatened Environmental Claims, upon (A) it or such Subsidiary, (B) any person or entity whose liability for any Environmental Claim it or any Subsidiary has or may have retained either contractually or by operation of law, (C) any real or personal property owned or leased by it or any Subsidiary, (D) any real or personal property which it or any Subsidiary has been found by any Governmental Authority to have participated or be participating in the management of such property, or (E) any real or personal property in which it or a Subsidiary holds a security interest securing a Loan recorded on the books of it or such Subsidiary.

(iii) There are no past or present actions, activities, circumstances, conditions, events or incidents that could reasonably form the basis of any Environmental Claim that could reasonably be expected to result in the imposition of any liability arising under any Environmental Laws against it or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim it or any of its Subsidiaries has or may have retained or assumed either contractually or by operation of law that would be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on it.

(iv) For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Environmental Claim” means any written notice from any Governmental Authority or third party or any legal, administrative, arbitral or other proceedings, claims, causes of action, or governmental investigations of any nature asserting or alleging potential liability (including, without limitation, potential liability for investigatory costs, clean-up, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based upon, or resulting from the presence, or release into the environment, of any Materials of Environmental Concern (as defined herein), or otherwise seeking to impose or that is reasonably likely to result in the imposition of any material liability arising under any Environmental Laws.

(B) “Environmental Laws” means all applicable federal, state and local laws and regulations that relate to pollution or protection of human health or the environment, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Resource Conservation and Recovery Act, each as amended that relate to pollution or protection of human health or the environment.

(C) “Materials of Environmental Concern” means pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other materials regulated under Environmental Laws.

(s) Books and Records. Its books and records and those of its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein.

(t) Intellectual Property. It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property and the Technology Systems (as such terms are defined herein) that are used by it and its Subsidiaries in their respective businesses as currently conducted. To its Knowledge, it and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any other person in any material respect, and there is no claim pending, or to its Knowledge threatened, against it or its Subsidiaries concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property. It has no contracts with its directors, officers or employees which requires such officer, director or employee to assign any interest in any Intellectual Property to it or its Subsidiaries and no such officer, director or employee is party to any contract with any person that requires such officer, director or employee to assign any interest in any Intellectual Property to any person. For the purposes of this Agreement, “Intellectual Property” means all trademarks, trade names, service marks, patents, domain names, database rights, copyrights, and any applications therefor, technology, know-how, trade secrets, processes, computer software programs or applications, and tangible or intangible proprietary information or material. For the purposes of this Agreement, “Technology Systems” means the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals and computer systems, including any outsourced systems and processes, and Intellectual Property used by either party and its Subsidiaries or by a third party.

(u) Derivative Instruments.

(i) Except as set forth in Section 3.3(u)(i) of its Disclosure Letter, all Derivative Contracts (as defined herein) were entered into (A) only in the ordinary course of business consistent with past practice, (B) in all material respects with all applicable laws, rules, regulations and regulatory policies and (C) with counterparties believed to be financially responsible at the time.

(ii) Each Derivative Contract constitutes the valid and legally binding obligation of it or one of its Subsidiaries, enforceable in accordance with its terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar laws, and is in full force and effect.

(iii) Neither it or its Subsidiaries, nor, to its Knowledge, any other party thereto, is in breach of any of its material obligations under any such agreement or arrangement, except as set forth in Section 3.3(u)(iii) of its Disclosure Letter.

(iv) Section 3.3(u)(iv) of its Disclosure Letter lists all derivative instruments, including but not limited to interest rate swaps, caps, floors, option agreements, futures, and forward contracts, whether entered into for its own account or for the account of one or more of its Subsidiaries or its or their customers (each, a “Derivative Contract”).

(v) Deposits. Except as set forth in Section 3.3(v) of its Disclosure Letter, as of the date hereof none of its deposits or deposits of any of its Subsidiaries are (i) “brokered” deposits or (ii) are subject to any encumbrance, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

(w) Investment Securities.

(i) It and each of its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any lien, encumbrance or security interest, except to the extent that such securities are pledged in the ordinary course of business to secure obligations of it or its Subsidiaries and except for such defects in title or liens, encumbrances or security interests that would not be material to it. Such securities are valued on the books of it and each of its Subsidiaries in accordance with GAAP.

(ii) It and each of its Subsidiaries employs investment, securities, risk management and other policies, practices and procedures that it and each such Subsidiary believes are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, each party has made available to the other party the material terms of such policies, practices and procedures.

(x) Takeover Laws and Provisions. It has taken all action necessary, if any, to exempt this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby from the requirements of any “control share,” “fair price,” “affiliate transaction,” “business combination” or other anti-takeover laws and regulations of any state, including without limitation Article 14 of the VSCA (because a majority of its disinterested directors approved such transactions for such purposes before any “determination date” with respect to it) and Article 14.1 of the VSCA. It has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement and the transactions contemplated hereby do comply with, the requirements of any articles, sections or provisions of its articles of incorporation and bylaws concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions.

(y) Transactions with Affiliates; Transactions with Related Parties.

(i) All “covered transactions” between it or any of its Subsidiaries and an “affiliate,” within the meaning of Sections 23A and 23B of the Federal Reserve Act and regulations promulgated thereunder, have been in compliance with such provisions.

(ii) Except as set forth in Section 3.3(y)(ii) of its Disclosure Letter, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between it or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of it or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) five percent (5%) or more of its outstanding common stock (or any of such person’s immediate family members or affiliates) on the other hand, except those of a type available to its employees or its Subsidiaries generally.

(z) Financial Advisors.

(i) None of it, its Subsidiaries or any of their officers, directors or employees has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with transactions contemplated herein, except that, in connection with this Agreement, VABK has retained Performance Trust Capital Partners, LLC as its financial advisor, and FBSS has retained Piper Sandler & Co. as its financial advisor, in each case pursuant to an engagement letter.

(ii) It has made available to the other party a true and complete copy of the engagement letter with its financial advisor referenced in Section 3.3(z)(i) above.

(aa) Fairness Opinion. Prior to the execution of this Agreement, the Board of Directors of VABK has received the opinion of Performance Trust Capital Partners, LLC (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to VABK. Prior to the execution of this Agreement, the Board of Directors of FBSS has received the opinion of Piper Sandler & Co. (which, if initially rendered verbally has been or will be confirmed by a written opinion, dated the same date) to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to the holders of FBSS Common Stock. Such opinions have not been amended or rescinded as of the date of this Agreement.

(bb) Fiduciary Accounts. It and each of its Subsidiaries has properly administered all accounts for which it or such Subsidiary acts as a fiduciary, including, but not limited to, accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents of such account and applicable laws and regulations. Neither it nor any of its Subsidiaries, nor to its Knowledge any director, officer or employee of it or any of its Subsidiaries, committed any breach of trust with respect to any fiduciary account and the records for each such fiduciary account are true and correct and accurately reflect the assets of such fiduciary account.

(cc) Information Systems and Security.

(i) It, each of its Subsidiaries, and to its Knowledge each third-party vendor to it or a Subsidiary, has established and is in compliance in all material respects with (A) commercially reasonable security programs designed to protect (1) the integrity, security and confidentiality of information processed and transactions executed through any servers, computer hardware, networks, software (whether embodied in software, firmware or otherwise), databases, telecommunications systems, data centers, storage devices, voice and data network services interfaces and related systems maintained by or on behalf of it or its Subsidiaries (“Computer Systems”), and (2) the integrity, security and confidentiality of all confidential or proprietary data or personal financial information in its possession, and (B) commercially reasonable security policies and privacy policies that comply with all applicable legal and regulatory requirements. Except as set forth in Section 3.3(cc)(i) of its Disclosure Letter, to its Knowledge neither it nor any of its Subsidiaries has suffered a security incident or breach with respect to its data or Computer Systems any part of which occurred within the past three (3) years.

(ii) To its Knowledge, all of its and its Subsidiaries’ Computer Systems have been properly maintained by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with industry practice. Neither it nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, conduct of its business attributable to a defect, breakdown, bug or other deficiency of its Computer Systems. It and its Subsidiaries have taken reasonable measures to provide for the back-up and recovery of the data and information necessary to the conduct of its business without material disruption to, or material interruption in, the conduct of its business.

(dd) Community Reinvestment Act. Each of its insured depository institution Subsidiaries had a rating of “satisfactory” or better as of its most recent CRA examination, and neither it nor any of its Subsidiaries have been advised of, or has reason to believe that any facts or circumstances exist that would reasonably be expected to cause its insured depository institution Subsidiaries to be deemed not to be in satisfactory compliance in any respect with the CRA or to be assigned a rating for CRA purposes by any Regulatory Agency of lower than “satisfactory.”

(ee) Wealth Management. It has originated and serviced each Wealth Management Relationship in compliance with applicable laws and regulations in all material respects. Each instrument or agreement governing a Wealth Management Relationship has been duly and validly executed and delivered by it and, to its Knowledge, the other contracting parties, and each such instrument or agreement constitutes a valid, binding and enforceable obligation of it and, to its Knowledge, the other parties thereto. Its and its Subsidiaries’ employees that conduct business associated with the Wealth Management Relationships hold all necessary licenses and registrations to lawfully conduct such business. For the purposes of this Agreement, “Wealth Management Relationships” means a party’s relationships with its customers relating to the provision by it (including through a Subsidiary) of financial planning, annuities, life insurance, securities brokerage, investment advisory and management and similar services, as well as all assets under management or custody associated with each of such relationships and investment products or opportunities offered to its customers (including through a Subsidiary) in connection with each of such relationships.

(ff) No Further Representations. Except for the representations and warranties specifically set forth in this Article 3, neither it nor its Subsidiaries nor any other person makes or shall be deemed to make any representation or warranty to the other party, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement and it hereby disclaims any such representation or warranty whether by it or any of its officers, directors, employees, agents, representatives or any other person. It acknowledges and agrees that, except for the representations and warranties specifically set forth in this Article 3, neither the other party nor its Subsidiaries makes or shall be deemed to make any representation or warranty to it, express or implied, at law or in equity, with respect to the transactions contemplated by this Agreement.

ARTICLE 4

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1	Conduct of Business Pending Merger.

From the date hereof until the Effective Time, except as expressly contemplated or permitted by this Agreement, as required by applicable law or regulation, or as expressly set forth in its Disclosure Letter, without the prior written consent of the other party (which consent will not be unreasonably conditioned, withheld or delayed), VABK and FBSS each agrees that it will not, and will cause each of its Subsidiaries not to:

(a) Conduct its business other than in the ordinary and usual course consistent with past practice or fail to use its reasonable best efforts to maintain and preserve intact its business organization, material assets, rights and properties and preserve its relationships with its customers, employees, Regulatory Agencies and other entities with which it has advantageous business relationships.

(b) Take any action that would adversely affect or delay the ability of either party (i) to obtain any necessary approvals, consents or waivers of any Regulatory Agency or Governmental Authority or third party required for the transactions contemplated hereby, (ii) to perform its covenants and agreements under this Agreement, or (iii) to consummate the transactions contemplated hereby on a timely basis.

(c) Amend, modify or repeal its Organizational Documents (except as provided herein for VABK and Virginia National Bank).

(d) Other than pursuant to (i) stock options (including, subject to Section 5.10, under the FBSS employee stock purchase plan), restricted stock awards and restricted stock unit awards outstanding as of the date hereof under the VABK Stock Plans or FBSS Stock Plans, (ii) for FBSS, restricted stock awards and restricted stock unit awards under the FBSS long-term incentive plan to be adopted for 2021 and awarded in January 2021 to individuals who are participants in the 2020 long-term incentive plan (other than the individuals listed on Section 4.1(d) of FBSS’s Disclosure Letter) and that will be consistent in all material respects with the terms of the 2020 long-term incentive plan, or (iii) as expressly set forth in its Disclosure Letter: (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of capital stock or any Rights with respect thereto; (B) enter into any agreement with respect to the foregoing; or (C) issue or grant any stock options, restricted stock, stock appreciation rights, restricted stock units or similar stock-based rights.

(e) Enter into or amend or renew any employment, consulting, severance, change in control, bonus, salary continuation or similar agreements or arrangements with any of its directors, officers or employees, or grant any salary or wage increase or increase any employee benefit (including by making incentive or bonus payments), except for: (i) normal individual increases in salary or wages to employees in the ordinary course of business consistent with past practice; (ii) the payment of discretionary spot bonuses of $5,000 or less to an employee or other discretionary bonuses set forth in its Disclosure Letter; (iii) in the case of VABK, after consultation with FBSS as required by Section 4.3, entering into employment agreements in order to recruit new senior level employees in a manner that is consistent in all material respects with past practice; and (iv) in the event the Effective Time is delayed to a date in 2021 beyond which either party would ordinarily establish and make incentive cash bonus awards for the 2020 performance period to employees, making such incentive cash bonus awards for 2020 performance that are in the ordinary course of business and consistent in all material respects with past practice in terms of timing, type and amount.

(f) Enter into, establish, adopt, amend, terminate or make any contributions to (except as may be required by applicable law or the terms of any Benefit Plan) any pension, retirement, stock option, stock purchase, stock bonus, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive, welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any directors, officers or employees, including without limitation taking any action that accelerates, or causes the lapsing of restrictions with respect to, the vesting or exercise of any benefits payable thereunder, except as otherwise specifically permitted in this Agreement.

(g) Exchange, cancel, borrow from, surrender, or increase or decrease the death benefit provided under, or otherwise amend or terminate, any existing bank or corporate owned life insurance covering any current or former employee of it or any of its Subsidiaries, other than any increase in the death benefit in the ordinary course of business consistent with past practice, or any such change that is required by law.

(h) Incur any material obligation, indebtedness or liability (whether absolute or contingent, excluding suits instituted against it), make any pledge or encumber any of its material assets, or dispose of any of its material assets in any other manner, except in the ordinary course of its business and substantially on arm’s length terms, except as otherwise specifically permitted in this Agreement.

(i) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other than (i) as provided for in Section 4.2 and (ii) dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries.

(j) Make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other person other than its wholly-owned Subsidiaries, except (i) purchases and sales of investment securities subject to Section 4.1(s), and (ii) by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business.

(k) Implement or adopt any change in its Tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines, or as recommended by the outside auditor to the party.

(l) Make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any amended material Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of material Taxes.

(m) Fail to materially follow its existing policies or practices with respect to managing exposure to interest rate and other risk, or fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

(n) Notwithstanding anything herein to the contrary, (i) knowingly take, or knowingly omit to take, any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 6 not being satisfied on a timely basis.

(o) Enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole.

(p) (i) Except as set forth on Section 4.1(p) of its Disclosure Letter, make, renew, restructure or otherwise modify any Loan that would result in the aggregate amount of the total lending relationship to any one borrower and its affiliates to exceed its internal/house lending limit, or, if and as permitted under its loan policies, its legal lending limit (each, a “Lending Limit”) or, if the total lending relationship to any one borrower and its affiliates is in excess of its applicable Lending Limit as of the date of this Agreement, to make, renew, restructure or otherwise modify any Loan for such borrower and its affiliates, unless, in each case, the portion of the Loan(s) over the applicable Lending Limit is participated to another bank; (ii) take any action that would result in any discretionary release of collateral or guarantees of any Loan unless the remaining collateral or guarantees are determined to be sufficient to support that Loan; (iii) purchase or otherwise acquire any Loans from unaffiliated third parties, except for transactions that do not exceed $5,000,000 individually or $10,000,000 in the aggregate and acquisitions in satisfaction of debts previously contracted in good faith, or (iv) enter into any Loan securitization or create any special purpose funding entity. For purposes of this Section 4.1(p), any consent sought by a party shall be given, or withheld, within three (3) business days after providing the relevant loan package to the consenting party. VABK (or Virginia National Bank) will have a right of first refusal on any loans that FBSS (or The Fauquier Bank) intends to participate to another bank, and FBSS (or The Fauquier Bank) will have a right of first refusal on any loans that VABK (or Virginia National Bank) intends to participate to another bank, in each case on the terms proposed by the originating bank.

(q) (i) Enter into or extend any material agreement, or lease or license relating to real property, personal property, data security or cybersecurity, data processing, electronic banking, mobile banking or bankcard functions; (ii) purchase or otherwise acquire any investment securities or enter into any Derivative Contract other than as provided in each party’s currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business; or (iii) make any capital expenditures in the aggregate in excess of $500,000, other than expenditures necessary to maintain existing assets in good repair.

(r) Settle any material claim, suit, action or proceeding, except in the ordinary course of business consistent with past practice involving a settlement in an amount and for consideration not in excess of $200,000 and that would not impose any material restriction on the business of it or its Subsidiaries or the Continuing Corporation.

(s) Materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any investment security rated below investment grade, in all cases except as provided in its currently existing investment policies and in accordance with prudent investment practices in the ordinary course of business consistent with past practice.

(t) Adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, merger, share exchange or other reorganization.

(u) Take any other action that would make any representation or warranty in Article 3 hereof untrue.

(v) Agree to take any of the actions prohibited by this Section 4.1.

4.2	Dividends.

After the date of this Agreement until the Effective Time, (i) VABK may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of VABK Common Stock at a rate of $0.30 per share per quarter, (ii) FBSS may (to the extent legally permitted to do so) declare and pay quarterly dividends on outstanding shares of FBSS Common Stock at a rate not to exceed $0.125 per share per quarter (provided that VABK and FBSS shall coordinate FBSS’s dividend schedule for the quarter in which the Effective Time occurs so that holders of FBSS Common Stock do not receive dividends on both FBSS Common Stock and Continuing Corporation Common Stock attributable to the same calendar quarter), and (iii) VABK’s and FBSS’s direct and indirect Subsidiaries, respectively, may (to the extent legally and contractually permitted to do so), declare and pay dividends on their capital stock in cash, stock or other property to the parties or their wholly owned Subsidiaries (or from such Subsidiaries to VABK or FBSS) consistent with prior practice.

4.3	Transition.

To facilitate the integration of the operations of VABK and FBSS and to permit the coordination of their related operations on a timely basis, and in an effort to accelerate to the earliest time possible following the Effective Time the realization of synergies, operating efficiencies and other benefits expected to be realized by the parties as a result of the Merger, each of VABK and FBSS shall, and shall cause its Subsidiaries to, consult with the other on all strategic and operational matters to the extent such consultation is not in violation of applicable laws, including laws regarding the exchange of information and other laws regarding competition.

4.4	Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give VABK directly or indirectly, the right to control or direct the operations of FBSS or to exercise, directly or indirectly, a controlling influence over the management or policies of FBSS, and nothing contained in this Agreement (including, without limitation, Section 4.1 and Section 4.3) shall give FBSS, directly or indirectly, the right to control or direct the operations of VABK or to exercise, directly or indirectly, a controlling influence over the management or policies of VABK. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over it and its Subsidiaries’ respective operations.

ARTICLE 5

ADDITIONAL AGREEMENTS

5.1	Reasonable Best Efforts.

Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to take, or cause to be taken, in good faith all actions, and to do, or cause to be done, all things necessary or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and shall cooperate fully with the other party to that end.

5.2	Access to Information; Notice of Certain Matters; Confidentiality.

(a) During the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, each party will permit the other party to make or cause to be made such investigation of its operational, financial and legal condition as the other party reasonably requests; provided, that such investigation shall be reasonably related to the Merger and shall not interfere unnecessarily with normal operations. No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party set forth in this Agreement or the conditions to such party’s obligation to consummate the Merger.

(b) Each party will give prompt notice to the other party (and subsequently keep the other party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance known that (i) is reasonably likely to result in any Material Adverse Effect with respect to it, (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, or (iii) is reasonably likely to result in the failure of a condition to a party’s obligation to consummate the Merger.

(c) Each party shall comply, and shall use its reasonable best efforts to cause each of its directors, officers, employees, attorneys and advisors to comply, with all of their respective obligations under the Mutual Confidentiality Agreement dated March 26, 2020, between VABK and FBSS (the “Confidentiality Agreement”), which agreement shall survive the termination of this Agreement in accordance with the terms set forth therein.

5.3	Shareholder Approvals.

(a) VABK shall call a meeting of its shareholders for the purpose of obtaining the VABK Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “VABK Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of VABK shall (i) recommend to VABK’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “VABK Board Recommendation”), (ii) include the VABK Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the VABK Shareholder Approval.

(b) FBSS shall call a meeting of its shareholders for the purpose of obtaining the FBSS Shareholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable (such meeting and any adjournment or postponement thereof, the “FBSS Shareholders Meeting”). Subject to Section 5.5, the Board of Directors of FBSS shall (i) recommend to FBSS’s shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the “FBSS Board Recommendation”), (ii) include the FBSS Board Recommendation in the Joint Proxy Statement, and (iii) solicit and use its reasonable best efforts to obtain the FBSS Shareholder Approval.

(c) VABK and FBSS shall use their reasonable best efforts to hold their respective shareholder meetings on the same day.

5.4	Registration Statement; Joint Proxy Statement; SEC Filings; Listing.

(a) Each party will cooperate with the other party, and their representatives, in the preparation of the Registration Statement and the Joint Proxy Statement. Neither the Joint Proxy Statement nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed by VABK or FBSS without consultation with the other party and its counsel. Each party will advise the other, promptly after it receives notice thereof, of any request by the SEC to amend the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and the parties shall use reasonable best efforts to respond (with the assistance of the other party) as promptly as practicable to any comments of the SEC with respect thereto. VABK will use its reasonable best efforts, in which FBSS will reasonably cooperate as necessary, to file the Registration Statement, including the Joint Proxy Statement in preliminary form, with the SEC as promptly as reasonably practicable after the date of this

Agreement and to cause the Registration Statement to be declared effective under the Securities Act, as promptly as reasonably practicable after the filing thereof, and VABK and FBSS shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders as promptly as reasonably practicable after the Registration Statement is declared effective under the Securities Act. VABK also agrees to use all reasonable efforts to promptly obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(b) Each party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Joint Proxy Statement will, at the date of mailing to the VABK shareholders and the FBSS shareholders and at the times of the respective shareholders meetings, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each party further agrees that if it becomes aware that any information furnished by it that would cause any of the statements in the Joint Proxy Statement or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Joint Proxy Statement or the Registration Statement.

(c) VABK will use its commercially reasonable efforts to cause the shares of VABK Common Stock, including the shares to be issued in connection with the transactions contemplated by this Agreement, to be approved for listing on the New York Stock Exchange or The Nasdaq Stock Market (the “Trading Market”), subject to official notice of issuance, prior to the Effective Time (it being understood that failure to do so shall not provide either party the ability to refuse to consummate the Merger, including, without limitation, under Section 6.3(b)). VABK agrees to advise FBSS promptly of any correspondence (whether written or oral) with the Trading Market concerning the listing of the shares of VABK Common Stock, including, if applicable, the ultimate acceptance of the listing application by the Trading Market. VABK will provide FBSS and its counsel with a reasonable opportunity to review and comment on all correspondence or applications to the Trading Market prior to their submission, and VABK will provide FBSS and its counsel with a copy of all such correspondence or applications submitted to the Trading Market.

5.5	No Other Acquisition Proposals.

(a) Each party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, employees, agents and representatives (including any financial advisor, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly, (i) initiate, solicit, endorse, or knowingly encourage or knowingly facilitate (including by providing information or assistance) any inquiries, proposals or offers with respect to or any inquiry, proposal or offer that is reasonably likely to lead to, an Acquisition Proposal (as defined herein), (ii) furnish any confidential or nonpublic information relating to an Acquisition Proposal, (iii) engage or participate in any negotiations or discussions concerning an Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any letter of intent, memorandum of understanding, agreement in principle, merger or acquisition agreement, option agreement or similar agreement relating to an Acquisition Proposal, provided that nothing in this Agreement shall prevent such party or its representatives from contacting any person that has made an Acquisition Proposal solely for the purpose of seeking clarification of the terms of such Acquisition Proposal or directing such person to the terms of this Section 5.5.

(b) Notwithstanding Section 5.5(a), nothing contained in this Agreement shall prohibit either party, prior to its respective meeting of shareholders to be held pursuant to Section 5.3 and subject to compliance with the other terms of this Section 5.5, from furnishing confidential or nonpublic information to, or engaging or participating in discussions or negotiations with, any person or entity that makes an unsolicited, bona fide written Acquisition Proposal with respect to such party (that did not result from a breach of this Section 5.5) if, and only to the extent that, (i) such party’s Board of Directors concludes in good faith, after consultation with outside legal counsel, that the failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (ii) before taking such actions, such party receives from such person or entity an executed confidentiality agreement on terms no less restrictive with respect to the confidential treatment of information by such party than the Confidentiality Agreement, which confidentiality agreement shall not provide such person or entity with any exclusive right to negotiate with such party, provided, that any non-public information provided to any person or entity shall have previously been provided to the other party, and (iii) such party’s Board of Directors concludes in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal (as defined herein). Each party shall immediately (within twenty-four (24) hours) notify the other party orally and in writing of its receipt of any such Acquisition Proposal or any request for non-public information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, the material terms and conditions thereof, and the identity of the person making such Acquisition Proposal, and will thereafter keep the other party apprised of any related material developments, discussions and negotiations on a reasonably current basis, including by providing a copy of all material documentation and correspondence relating thereto.

(c) For purposes of this Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, whether communicated to such party or publicly announced to such party’s shareholders, any of the following transactions involving VABK or FBSS, or their respective Subsidiaries: (i) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; (ii) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of a party and its Subsidiaries or 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party; or (iii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 10% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 10% of the consolidated assets of the party. Solely for purposes of Section 7.4(a) and Section 7.4(c), all references to “10% or more” in such definition shall be deemed to be references to “50% or more.”

(d) For purposes of this Agreement, a “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal made by a person or entity (or group of persons or entities acting in concert within the meaning of Rule 13d-5 under the Exchange Act) that the Board of Directors of VABK or FBSS, as the case may be, concludes in good faith, after consultation with its outside financial and legal advisors, taking into account all legal, financial, regulatory, timing and other aspects of the Acquisition Proposal, including the likelihood of obtaining financing and of receiving all required approvals of Governmental Authorities, and including the terms and conditions of this Agreement (as it may be proposed in writing to be amended by VABK or FBSS, as applicable), is reasonably capable of being completed on the terms proposed and would, if consummated, result in a transaction that is more favorable to the shareholders of VABK or FBSS, as the case may be, from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed in writing to be amended by VABK or FBSS, as applicable); provided that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.5(c), except the reference to “10% or more” in such definition shall be deemed to be a reference to “50% or more” and “Acquisition Proposal” shall only be deemed to refer to a transaction involving VABK or FBSS or one of their respective banking Subsidiaries.

(e) Except as provided in Section 5.5(f), neither the Board of Directors of VABK, the Board of Directors of FBSS, nor, in each case, any committee thereof shall withhold, withdraw or modify in any manner adverse to the other party, or propose publicly to withhold, withdraw or modify in any manner adverse to the other party, the approval or recommendation of the Board of Directors of VABK or FBSS, as applicable, or any such committee thereof with respect to this Agreement or the transactions contemplated hereby (a “Change in VABK Recommendation” or a “Change in FBSS Recommendation,” respectively).

(f) Notwithstanding anything in this Agreement to the contrary, the Board of Directors of FBSS or VABK, as applicable, may either:

(i) terminate this Agreement pursuant to Section 7.1(j) or Section 7.1(k), as the case may be, and enter into a definitive agreement with respect to a Superior Proposal provided that such party shall pay the Termination Fee (as defined herein) required to be paid pursuant to Section 7.4(b) or Section 7.4(d), as the case may be; or

(ii) make a Change in FBSS Recommendation or a Change in VABK Recommendation, as applicable,

if and only if in the case of both clause (i) and (ii) above, (A) an unsolicited bona fide written Acquisition Proposal (that did not result from a breach of this Section 5.5) is made to FBSS or VABK, as applicable, by a third party, and such Acquisition Proposal is not withdrawn, (B) the Board of Directors of FBSS or VABK, as applicable, has concluded in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal, (C) the Board of Directors of FBSS or VABK, as applicable, has concluded in good faith (after consultation with their outside legal counsel) that failure to do so would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law, (D) five (5) business days shall have elapsed since the party proposing to take such action has given written notice to the other party advising such other party that the notifying party intends to take such action and specifying in reasonable detail the reasons therefor, including the terms and conditions of any such Acquisition Proposal that is the basis of the proposed action and all other information that is required to be delivered under Section 5.5(b) (a “Notice of Recommendation Change”) (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the five (5) business day period referred to in this clause (D) and in clauses (E) and (F) shall be reduced to three (3) business days following the giving of such new Notice of Recommendation Change), (E) during such five (5) business day period, the notifying party has considered and, at the reasonable request of the other party, engaged in good faith discussions with such party regarding, any adjustment or modification of the terms of this Agreement proposed in writing by the other party, and (F) the Board of Directors of the party proposing to take such action, following such five (5) business day period, again reasonably determines in good faith (after consultation with its outside legal counsel and its financial advisors, and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by the other party by the conclusion of such five (5) business day period) that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be reasonably likely to result in a violation of its fiduciary duties to its shareholders under applicable law.

(g) Nothing contained in this Agreement shall prohibit FBSS, VABK or their respective Boards of Directors or any committee thereof from at any time taking and disclosing to FBSS’s or VABK’s shareholders, as applicable, a position contemplated by Rule 14d-9, Rule 14e-2(a), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

(h) Each of VABK and its Subsidiaries and FBSS and its Subsidiaries shall, and shall direct their respective representatives to, (i) immediately cease and cause to be terminated any and all activities, discussions or negotiations with any persons conducted heretofore with respect to any offer or proposal that constitutes, or may be reasonably expected to lead to, an Acquisition Proposal, and (ii) not waive or amend any “standstill” provision or provisions of similar effect of which it is a party or of which it is a beneficiary.

5.6	Applications and Consents.

(a) The parties hereto shall cooperate and use their reasonable best efforts to prepare as promptly as possible all documentation, and to make all filings and to obtain all permits, consents, approvals and authorizations of each Governmental Authority (the “Regulatory Approvals”) and all third parties necessary to consummate the transactions contemplated by this Agreement and will make all necessary filings in respect of the Regulatory Approvals and third parties as soon as practicable. Each of the parties hereto shall use its reasonable best efforts to comply with the terms and conditions of all such Regulatory Approvals and resolve objections, if any, which may be asserted with respect to this Agreement or the transactions contemplated hereby under any applicable law or regulation; provided, that, in no event shall VABK be required, and FBSS shall not be permitted (without VABK’s prior written consent), in connection with a Regulatory Approval or the transactions contemplated by this Agreement, to take any action, or commit to take any action, or to accept any restriction or condition, involving VABK, FBSS or their respective Subsidiaries, that would reasonably be expected to have a Material Adverse Effect (excluding clauses (A) through (F) in such defined term) on the Continuing Corporation and its Subsidiaries, taken as a whole, after giving effect to the Merger (any such condition, commitment or restriction, a “Burdensome Condition”).

(b) Each party hereto will promptly furnish to the other party copies of applications filed with all Governmental Authorities and copies of written communications received by such party from any Governmental Authority with respect to the transactions contemplated hereby. Each party will consult with the other party with respect to the obtaining of all Regulatory Approvals and other material consents from third parties advisable to consummate the transactions contemplated by this Agreement, and each party will keep the other party apprised of the status of material matters relating to completion of the transactions contemplated hereby. All documents that the parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Approvals) will comply as to form in all material respects with the provisions of applicable law.

5.7	Public Announcements.

Prior to the Effective Time, VABK and FBSS will consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 5.7 shall prohibit any party from making any disclosure necessary in order to satisfy such party’s disclosure obligations imposed by applicable law or the rules established by any securities exchange, in which case the party required to make the disclosure shall use its reasonable best efforts to allow the other party reasonable time to comment on such disclosure in advance of the issuance thereof.

5.8	Affiliate Agreements.

(a) FBSS has identified to VABK all persons who are, as of the date hereof, directors of FBSS. FBSS shall have delivered to VABK on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(a) hereto from each such director of FBSS.

(b) VABK has identified to FBSS all persons who are, as of the date hereof, directors of VABK. VABK shall have delivered to FBSS on or prior to the date hereof executed copies of a written affiliate agreement in the form of Exhibit 5.8(b) hereto from each such director of VABK.

5.9	Director Noncompetition Agreements.

FBSS shall have delivered to VABK on or prior to the Effective Time copies of a written noncompetition agreement in the form of Exhibit 5.9 hereto from each non-employee director of FBSS who, effective at the Effective Time, will be appointed a director of the Continuing Corporation or the Continuing Bank (the “Director Noncompetition Agreements”), which shall not become effective until the Effective Time.

5.10	Employee Benefit Plans.

(a) Subject in all events to the other provisions of this Section 5.10, for the remainder of the applicable plan year during which the Effective Time occurs, VABK at its sole election (but after due consultation, before the Effective Time, with FBSS) on a plan-by-plan basis shall either: (i) provide to officers and employees of FBSS and its Subsidiaries, who at or after the Effective Time become employees of the Continuing Corporation or its Subsidiaries (“FBSS Continuing Employees”), employee benefits under a Benefit Plan of VABK or any Subsidiary of VABK (individually, a “VABK Benefit Plan” and collectively, the “VABK Benefit Plans”) (with no break in coverage), on terms and conditions which are the same as for similarly situated officers and employees of the Continuing Corporation and its Subsidiaries; or (ii) maintain for the benefit of the FBSS Continuing Employees, one or more of the FBSS Benefit Plans maintained by FBSS immediately prior to the Effective Time; provided that the Continuing Corporation or its Subsidiaries may amend any Benefit Plan of FBSS or any Subsidiary of FBSS (individually, a “FBSS Benefit Plan” and collectively, the “FBSS Benefit Plans”) during such period to comply with any law or, so long as the benefits provided under those FBSS Benefit Plans following such amendment are no less favorable to the FBSS Continuing Employees than benefits provided by VABK to its officers and employees under any comparable VABK Benefit Plans, as necessary and appropriate for other business reasons.

(b) For purposes of participation and vesting (but not benefit accruals other than for paid time off as provided in Section 5.10(c) and severance under Section 5.10(d)) under the VABK Benefit Plans, service with or credited or recognized by FBSS or any of its Subsidiaries under the corresponding FBSS Benefit Plan shall be treated as service with VABK, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Subject to the requirements of Section 5.10(i), to the extent permitted under applicable law, for any plan year during which FBSS Continuing Employees transition to the welfare VABK Benefit Plans, VABK shall use its best efforts to cause welfare VABK Benefit Plans maintained by VABK that cover the FBSS Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under the FBSS Benefit Plans), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the FBSS Continuing Employees under welfare FBSS Benefit Plans to be credited to such FBSS Continuing Employees under welfare VABK Benefit Plans, so as to reduce the amount of any deductible, co-insurance or maximum out-of-pocket payments payable by such FBSS Continuing Employees under welfare VABK Benefit Plans for such plan year (if any).

(c) Prior to the Effective Time, FBSS shall pay, subject to applicable withholdings, to its employees during the final payroll period prior to the Effective Time, or such earlier time agreed upon in writing by the parties, all paid time off rolled over and banked from a prior year (“Banked PTO”). As of the Effective Time, VABK and the Continuing Corporation shall recognize each FBSS Continuing Employee’s service with FBSS for purposes of calculating paid time off (“PTO”) under VABK’s PTO policy or any successor policy of the Continuing Corporation or any of its Subsidiaries (the “VABK PTO Policy”). For the calendar year including the Effective Time, credit of PTO under the VABK PTO Policy shall be pro-rated so that credit only relates to the portion of the year following the Effective Time and a FBSS Continuing Employee shall be credited with accrued and unused PTO under the FBSS PTO Policy as of the Effective Time (pro-rated based on the portion of the year prior to the Effective Time), other than the Banked PTO. Notwithstanding the foregoing, in no event shall any employee be credited with PTO that will result in duplication of PTO hours for the same period of service.

(d) Each full-time and part-time employee of FBSS or VABK or any Subsidiary of FBSS or VABK immediately prior to the Effective Time (other than any employee who is party to an employment agreement, severance agreement, retention agreement or change-in-control agreement that provides for severance benefits) whose employment is involuntarily terminated other than for “cause” by the Continuing Corporation or who terminates employment for “good reason” on or before the date that is twelve (12) months after the Effective Time, shall be entitled to receive severance pay equal to (i) two (2) weeks of pay for each full year of continuous service with FBSS, VABK, any Subsidiary of FBSS or VABK and the Continuing Corporation, subject to a minimum of four (4) weeks and a maximum of twenty (20) weeks of pay, plus (ii) for employees with more than thirty (30) years of continuous service with FBSS, VABK, any Subsidiary of FBSS or VABK and the Continuing Corporation, an additional six (6) weeks of pay, in each case at his or her rate of pay in effect at the time of termination (or, if greater, the rate of pay in effect prior to any change in rate of pay that constitutes the grounds for “good reason”), provided such employee has signed and does not revoke a release and waiver of claims in favor of FBSS, VABK, the Continuing Corporation and its successors, and any Subsidiaries and affiliates of each, in such form as acceptable to the Continuing Corporation. As used herein, “cause” shall mean termination due to unacceptable performance as determined by the Continuing Corporation or its Subsidiaries or due to the employee’s material violation of the policies of the Continuing Corporation and its Subsidiaries and any of their predecessors. As used herein, “good reason” shall mean, without an employee’s written consent, (x) an employee’s pay and welfare benefits have been reduced or modified such that they are not substantially similar to such employee’s pay and welfare benefits prior to the Effective Time or (y) an employee’s job position has been modified so as to materially reduce employee’s responsibilities or (z) an employee’s primary job location is moved more than forty (40) miles from the employee’s current location; provided that, in each case, the employee gives the Continuing Corporation notice of his or her resignation no later than thirty (30) days following such employee’s receipt of written notice of such reduction or modification or move. As used herein, “pay” shall mean an employee’s annual salary or annual compensation computed on an hourly basis, excluding bonuses, commissions (provided, that commissions will be considered for employees paid solely or primarily on a commission basis), perquisites, benefits or similar payments, and “year of continuous service” shall mean each full twelve (12)-month period of service from the latest date of hire. Subject to applicable law, any severance hereunder shall be paid in the form of a single lump sum cash payment as soon as practicable (and no later than fifteen (15) days) following the date on which the release required hereunder shall be irrevocable. Such severance payments shall be in lieu of, not in addition to, any payment under severance pay plans that may be in effect at FBSS, VABK or any Subsidiary of FBSS or VABK prior to the Effective Time or the Continuing Corporation following the Effective Time.

(e) With respect to any Terminated Benefit Plan of FBSS or any Subsidiary of FBSS (which, for clarity, shall not include any Benefit Plans terminated in accordance with this Section 5.10), FBSS shall cause all obligations set forth on Section 3.3(o)(xv) of its Disclosure Letter to be satisfied at least fifteen (15) business days prior to the Effective Time and shall provide such documentation evidencing such satisfaction as may reasonably be required by VABK.

(f) Except for the FBSS Benefit Plans addressed elsewhere in this Section 5.10, at least ten (10) days (or such shorter period agreed to by the parties) prior to the Effective Time, FBSS shall take, and shall cause its Subsidiaries to take, all actions reasonably requested by VABK at least thirty (30) days (or such shorter period reasonably agreed to by the parties) that may be necessary or appropriate, conditioned on the occurrence of the Effective Time, (i) to cause one or more FBSS Benefits Plans to terminate as of a date on, immediately before or after the Effective Time (as determined by VABK), (ii) to cause benefit accruals and entitlements under any FBSS Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) to cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any FBSS Benefit Plan for such period as may be reasonably requested by VABK, or (iv) to facilitate the merger of any FBSS Benefit Plan into any VABK Benefit Plan in accordance with applicable law. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 5.10(f) shall be subject to VABK’s reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(g) With respect to the Fauquier Bankshares, Inc. 401(k) Savings Plan (the “FBSS 401(k) Plan”), FBSS shall take all actions necessary and proper to (i) terminate the FBSS 401(k) Plan effective on the day prior to the day that includes the Effective Time, contingent on the Closing and in accordance with applicable law, (ii) one hundred percent (100%) vest all accounts in the FBSS 401(k) Plan (to the extent not already vested) and (iii) contribute before the Effective Time or, to the extent not able to contribute before the Effective Time, properly accrue for, all employer contributions accrued prior to the termination of the FBSS 401(k) Plan. Distributions and rollovers shall be made to the extent administratively possible within sixty (60) days following the Effective Time. VABK shall take any and all actions as may be required to permit the FBSS Continuing Employees to directly roll over their account balances into the 401(k) plan maintained by VABK or Virginia National Bank (the “VABK 401(k) Plan”) and to include in any direct rollover into the VABK 401(k) Plan any outstanding loan notes under the FBSS 401(k) Plan. Each FBSS Continuing Employee shall be eligible to participate in the VABK 401(k) plan on or as soon as administratively practicable after the Effective Time. Any other former employee of FBSS or any FBSS Subsidiary who is employed by VABK or any VABK Subsidiary after the Effective Time shall be eligible to be a participant in the VABK 401(k) Plan upon complying with eligibility requirements. Service with or credited or recognized by FBSS or a FBSS Subsidiary with respect to the FBSS 401(k) Plan shall be treated in accordance with Section 5.10(b).

(h) With respect to the Fauquier Bankshares, Inc. 2005 Employee Stock Purchase Plan (the “ESPP”), FBSS shall adopt written resolutions approved in advance in writing by VABK and its legal counsel (a copy of which shall be delivered to VABK at the Closing) to (i) freeze the ESPP effective as of December 31, 2020 (with stock purchases on the final 2020 contributions to be made in late December 2020 or early January 2021) and (ii) terminate the ESPP as permitted thereunder, in advance of the Effective Time, such that no right to acquire shares of FBSS is outstanding as of the Effective Time.

(i) For the remainder of the plan year that contains the Effective Time, a FBSS Continuing Employee shall be allowed to continue to participate in the FBSS Benefit Plans providing medical and dental benefits to such Continuing Employee immediately prior to the Effective Time at the same costs as immediately prior to the Effective Time and shall receive at least the same level of flex credits for medical and dental benefits as were provided to such FBSS Continuing Employee immediately prior to the Effective Time.

(j) With respect to the retiree medical and dental benefits provided by FBSS (“FBSS Retiree Benefits”) as of the date hereof, VABK shall take such commercially reasonable action as may be required to permit the continuance of the FBSS Retiree Benefits through the end of the calendar year that includes the Effective Time and will provide written notice of termination to affected retirees at least 60 days prior to termination of the FBSS Retiree Benefits.

(k) Within thirty (30) days prior to the Effective Time, FBSS shall, and shall cause each of its Subsidiaries to, adopt written resolutions approved in advance in writing by VABK and its legal counsel (a copy of which shall be delivered to VABK at the Closing) to fully vest, terminate and liquidate in accordance with Treasury Regulation Section 1.409A3(j)(ix)(B)(i) (to the extent applicable) and Section 5.10(k) of FBSS’s Disclosure Letter the agreements and plans listed on Section 5.10(k) of FBSS’s Disclosure Letter, with such terminations and liquidations to be effective immediately prior to the Effective Time and, to the extent applicable, intended to be made in full compliance with Section 409A of the Code. In such event, FBSS shall have obtained, prior to the Effective Time, from each party to or participant in the agreements and plans listed on Section 5.10(k) of FBSS’s Disclosure Letter, a payment receipt and acknowledgement in a form approved in advance by VABK (which approval shall not be unreasonably withheld).

(m) FBSS shall take, and shall cause each of its Subsidiaries to take, all actions, including providing any written notices or other participant communications and obtaining any consents, required under any Benefit Plans of FBSS and its Subsidiaries to be taken in connection with the transactions contemplated hereby, and shall provide evidence of such timely action not later than ten (10) days prior to the Effective Time.

(n) Nothing in this Section 5.10 shall be interpreted as preventing the Continuing Corporation or its Subsidiaries, from and after the Effective Time, from amending, modifying or terminating any VABK Benefit Plans or FBSS Benefit Plans or any other contracts, arrangements, commitments or plans of either party in accordance with their terms and applicable law.

5.11	Reservation of Shares.

VABK shall take all corporate action as may be necessary to authorize and reserve for issuance such number of shares of the Continuing Corporation Common Stock to be issued pursuant to this Agreement, and to cause all such shares, when issued pursuant to this Agreement, to be duly authorized, validly issued, fully paid and nonassessable.

5.12	Indemnification; Insurance.

(a) Following the Effective Time, the Continuing Corporation and its Subsidiaries, as the case may be, shall jointly and severally indemnify, defend and hold harmless, and advance expenses to any person who has rights to indemnification or advancement of expenses from FBSS or any of its Subsidiaries (an “Indemnified Party”) (in any capacity), to the same extent and on the same conditions as such person was entitled to indemnification or advancement of expenses pursuant to applicable law and FBSS’s Organizational Documents or any FBSS Subsidiary’s Organizational Documents, as the case may be, or any indemnification agreements to which an Indemnified Party is a party as in effect on the date of this Agreement, subject, in the case of advancement of expenses, to the Indemnified Party providing a written undertaking to repay such advancements as contemplated by Section 13.1-699A of the VSCA. Without limiting the foregoing, in any case or proceeding in which corporate approval may be required to effectuate any indemnification, the Continuing Corporation or its applicable Subsidiary shall direct, if any Indemnified Party elects, that the determination of permissibility of indemnification shall be made by independent counsel mutually agreed upon between the Continuing Corporation or such Subsidiary and such Indemnified Party.

(b) The Continuing Corporation shall, at or prior to the Effective Time, purchase a six (6) year “tail” prepaid policy on terms and conditions no less favorable than those of the existing directors’ and officers’ liability (including fiduciary and cyber coverage) insurance maintained by FBSS from insurance carriers with comparable credit ratings, covering, without limitation, the Merger; provided, however, that the cost of such “tail” policy shall in no event exceed three hundred percent (300%) of the amount of the last annual premium paid by FBSS for such existing directors’ and officers’ liability (and fiduciary) insurance. If, but for the proviso to the immediately preceding sentence, the Continuing Corporation would be required to expend more than three hundred percent (300%) of current annual premiums, the Continuing Corporation will obtain the maximum amount of that insurance obtainable by payment of annual premiums equal to three hundred percent (300%) of current annual premiums.

(c) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to FBSS or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.12 is not prior to or in substitution for any such claims under such policies.

(d) This covenant is intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her respective heirs and legal representatives. The rights to indemnification and advancement of expenses and the other rights provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

(e) If the Continuing Corporation or any of its successors or assigns consolidates with or merges into any other entity and is not the continuing or surviving entity of such consolidation or merger, transfers all or substantially all of its assets or deposits to any other entity or engages in any similar transaction, then in each case, the Continuing Corporation will cause proper provision to be made so that the successors and assigns of the Continuing Corporation will expressly assume the obligations set forth in this Section 5.12. For the avoidance of doubt, to the extent required by any agreement previously entered into by FBSS in connection with a merger, acquisition or other business combination, the provisions of this Section 5.12 shall apply to directors, officers, employees and fiduciaries of predecessor entities previously acquired by FBSS.

5.13	Employment Arrangements.

(a) Except as provided in Section 5.10(k), the Continuing Corporation will, as of and after the Effective Time, assume and honor all employment, severance, change in control and non-qualified deferred compensation agreements or arrangements that FBSS and its Subsidiaries have with their current and former officers, directors and employees and which are set forth in Section 5.13(a) of FBSS’s Disclosure Letter, except to the extent (i) VABK and the applicable employee or director have agreed to a replacement agreement after the date hereof but prior to the Effective Time or (ii) any such agreements or arrangements shall have been amended, terminated or superseded without VABK’s consent after the date hereof but prior to the Effective Time.

(b) FBSS shall be authorized to make retention bonus awards from a retention bonus pool of up to an amount set forth in Section 5.13(b) of FBSS’s Disclosure Letter. The retention bonus pool shall be dedicated to certain of its or its Subsidiary’s employees (which may include executive officer employees) for purposes of retaining such employees through and, in some circumstances, after the Effective Time, with the participating employees and specific terms of such retention bonuses to be determined by the President and Chief Executive Officer of FBSS and the President and Chief Executive Officer of VABK.

(c) As of the date hereof, VABK has entered into an employment agreement with Marc J. Bogan, in the form set forth in Section 5.13(c) of VABK’s Disclosure Letter, which will become effective as of the Effective Time.

(d) No more than forty-five (45) but at least thirty (30) days prior to the Effective Time, FBSS shall provide VABK with updated preliminary calculations called for in Section 3.3(o)(x), including confirmation of the amount of the payments to be made to the applicable recipients thereunder and the calculations, supporting tax and other records, and valuation report or analysis, if any, in making its calculations. Final calculations confirming or updating such preliminary calculations shall be performed by VABK’s outside accounting firm.

(e) FBSS shall run a special payroll in advance of the Effective Time in order to bring current and pay, before the Effective Time, all FBSS wages earned prior to the Effective Time that are of a category (e.g., salaried employee regular wages) that are paid currently (rather than in arrears) by VABK. At least five (5) business days prior to submitting the special payroll, FBSS will provide VABK with the applicable categories and aggregate amount of wages to be subject to the special payroll and will adjust the categories if needed to satisfy the preceding sentence.

5.14	Notice of Deadlines.

At least ninety (90) days prior to the Effective Time, FBSS shall provide VABK with a complete and accurate list of the deadlines for extensions or terminations of all material leases, agreements or licenses (including specifically real property leases and data processing agreements) to which FBSS or any of its Subsidiaries is a party. For purposes of this Section 5.14 only, a material agreement shall mean an agreement not terminable on thirty (30) days or less notice and involving the payment or value of more than $100,000 per year and/or has a termination fee.

5.15	Consent to Assign and Use Leased Premises.

On Section 5.15 of its Disclosure Letter, FBSS has provided a list of all material leases with respect to real or personal property used by it or any of its Subsidiaries. With respect to the leases disclosed in Section 5.15 of its Disclosure Letter, FBSS and each of its Subsidiaries will use commercially reasonable efforts to obtain all consents necessary or appropriate to transfer and assign, as of the Effective Time, all right, title and interest of FBSS and each of its Subsidiaries to the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation and to permit the use and operation of the leased premises by the Continuing Corporation or an appropriate Subsidiary of the Continuing Corporation.

5.16	Takeover Laws.

If any federal or state anti-takeover laws or regulations may become, or may purport to be, applicable to the transactions contemplated hereby, each party hereto and its board of directors will grant such approvals and take such actions as are necessary and legally permissible so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any such laws or regulations on any of the transactions contemplated by this Agreement.

5.17	Change of Method.

VABK and FBSS shall be empowered, upon their mutual agreement and at any time prior to the Effective Time (and whether before or after the FBSS Shareholders Meeting or the VABK Shareholders Meeting), to change the method or structure of effecting the combination of VABK and FBSS (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (i) alter or change the Exchange Ratio, (ii) adversely affect the tax treatment of VABK or FBSS pursuant to this Agreement, (iii) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner, or (iv) require the approval of either party’s shareholders under the VSCA unless such change is conditioned upon obtaining such approval. The parties hereto agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.

5.18	Certain Policies.

Prior to the Effective Time, FBSS shall, consistent with GAAP and applicable banking laws and regulations, modify or change its Loan, OREO, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of VABK; provided, however, that no such modifications or changes need be made prior to the satisfaction of the conditions set forth in Section 6.1(a) and Section 6.1(b).

5.19	Shareholder Litigation.

Each of VABK and FBSS shall give the other prompt notice of any shareholder litigation against such party or its directors or affiliates (or combination thereof) relating to the transactions contemplated by this Agreement and shall give the other the opportunity to participate in, but not control, the defense or settlement of any such litigation. In addition, no such settlement by either party shall be agreed to without the other party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

5.20	Section 16 Matters.

VABK and FBSS agree that, to most effectively compensate and retain certain directors and officers of FBSS in connection with the Merger, both prior to and after the Effective Time, it is desirable that the directors and officers of FBSS not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of FBSS Common Stock in the Merger, and for that purpose agree to the provisions of this Section 5.20. FBSS shall deliver to VABK, in a reasonably timely fashion prior to the Effective Time, accurate information regarding certain officers and directors of FBSS. Subject to the reporting requirements of Section 16(a) of the Exchange Act, and the Boards of Directors of VABK and FBSS, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such steps as may be required to cause (in the case of FBSS) any dispositions of FBSS Common Stock by the directors and officers of FBSS, and (in the case of VABK) any acquisitions of the Continuing Corporation Common Stock by any director or officer of FBSS who (if any), immediately following the Merger, will be an officer or director of the Continuing Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.

5.21	Assumption of Subordinated Debentures.

Upon the Effective Time, the Continuing Corporation shall assume the due and punctual payment of the principal of and any premium and interest on the Subordinated Debentures in accordance with their terms, and the due and punctual performance of all covenants and conditions thereof on the part of FBSS to be performed or observed. As used in this Section 5.21, “Subordinated Debentures” means the FBSS Floating Rate Junior Subordinated Deferrable Interest Debentures due 2036.

ARTICLE 6

CONDITIONS TO THE MERGER

6.1	General Conditions.

The respective obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by each party pursuant to Section 8.3.

(a) Corporate Action. All corporate action necessary to authorize the execution, delivery and performance of this Agreement and consummation of the transactions contemplated hereby shall have been duly and validly taken, including without limitation the VABK Shareholder Approval and the FBSS Shareholder Approval.

(b) Regulatory Approvals. VABK and FBSS shall have received all Regulatory Approvals, all notice periods and waiting periods required after the granting of any such Regulatory Approvals shall have passed, and all such Regulatory Approvals shall be in effect; provided, that no Regulatory Approval contains, shall have resulted in or would reasonably be expected to result in, the imposition of a Burdensome Condition.

(c) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and be in effect and no proceedings for that purpose shall have been initiated by the SEC and not withdrawn.

(d) Legal Proceedings. Neither party shall be subject to any order, decree or injunction of (i) a court or agency of competent jurisdiction or (ii) a Governmental Authority that enjoins or prohibits or makes illegal the consummation of the Merger.

6.2	Conditions to Obligations of VABK.

The obligations of VABK to consummate the Merger are subject to the satisfaction of the following conditions, unless waived by VABK pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of FBSS set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and VABK shall have received a certificate, dated as of the Closing Date, signed on behalf of FBSS by the Chief Executive Officer and Chief Financial Officer of FBSS to such effect.

(b) Performance of Obligations. FBSS and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and VABK shall have received a certificate, dated as of the Closing Date, signed on behalf of FBSS by the Chief Executive Officer and Chief Financial Officer of FBSS to such effect.

(c) Federal Tax Opinion. VABK shall have received a written opinion, dated the Closing Date, from its counsel, Williams Mullen, in form and substance reasonably satisfactory to VABK, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of VABK and FBSS reasonably satisfactory in form and substance to such counsel.

6.3	Conditions to Obligations of FBSS.

The obligations of FBSS to perform this Agreement and consummate the Merger are subject to the satisfaction of the following conditions, unless waived by FBSS pursuant to Section 8.3.

(a) Representations and Warranties. The representations and warranties of VABK set forth in Section 3.3, after giving effect to Section 3.1 and Section 3.2, shall be true and correct as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier or specific date) as of the Closing Date as though made on and as of the Closing Date, and FBSS shall have received a certificate, dated as of the Closing Date, signed on behalf of VABK by the Chief Executive Officer and Chief Financial Officer of VABK to such effect.

(b) Performance of Obligations. VABK and each of its Subsidiaries shall have performed in all material respects all obligations required to be performed by it under this Agreement on or before the Closing Date, and FBSS shall have received a certificate, dated as of the Closing Date, signed on behalf of VABK by the Chief Executive Officer and Chief Financial Officer of VABK to such effect.

(c) Federal Tax Opinion. FBSS shall have received a written opinion, dated the Closing Date, from its counsel, Troutman Pepper Hamilton Sanders LLP, in form and substance reasonably satisfactory to FBSS, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, such counsel may require and shall be entitled to rely upon representations of officers of VABK and FBSS reasonably satisfactory in form and substance to such counsel.

(d) Director Resignations. VABK shall have received and accepted the Director Resignations, and FBSS shall have received a certificate, dated as of the Closing Date, signed on behalf of VABK by the Corporate Secretary of VABK to such effect.

ARTICLE 7

TERMINATION

7.1	Termination.

This Agreement may be terminated and the Merger and the other transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the VABK Shareholder Approval or the FBSS Shareholder Approval, as provided below:

(a) Mutual Consent. By the mutual consent in writing of VABK and FBSS;

(b) Closing Delay. By either VABK or FBSS, evidenced by written notice, if the Merger has not been consummated by September 30, 2021 or such later date as shall have been agreed to in writing by the parties, provided that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose breach or failure to perform an obligation hereunder has been the cause of or resulted in the failure of the Merger to occur on or before such date;

(c) Regulatory Approval Denied or Burdensome Condition. By either VABK or FBSS in the event (i) any Regulatory Approval required to be obtained pursuant to Section 6.1(b) has been denied by the relevant Governmental Authority and such denial has become final and nonappealable, (ii) the relevant Governmental Authority shall have requested in writing that VABK, FBSS or any of their respective Subsidiaries withdraw (other than for technical reasons), and not be permitted to resubmit within one hundred twenty (120) days, any application with respect to a Regulatory Approval, (iii) any Governmental Authority of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, unless the denial of such Regulatory Approval shall be due to, or materially contributed to by, the fault of the party seeking to terminate this Agreement to perform or observe the covenants or agreements of such party set forth in this Agreement, or (iv) any Regulatory Approval includes a Burdensome Condition; provided, that a party may only terminate this Agreement pursuant to this Section 7.1(c)(iv) if such party shall have used its reasonable best efforts until the earlier of (A) 60 days following the grant of such Regulatory Approval containing a Burdensome Condition, or (B) the date set forth in Section 7.1(b) of this Agreement, to cause the terms and/or conditions of such Regulatory Approval containing such Burdensome Condition to be deleted or removed;

(d) Breach of Representation or Warranty. By either VABK or FBSS (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a breach or inaccuracy of any representation or warranty of the other party contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach or inaccuracy and which breach or inaccuracy (subject to the applicable standard set forth in Section 3.2) would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(a) in the case of VABK and Section 6.3(a) in the case of FBSS;

(e) Breach of Covenant or Agreement. By either VABK or FBSS (provided that the terminating party is not then in breach of any representation or warranty contained in this Agreement under the applicable standard set forth in Section 3.2 or in material breach of any covenant or agreement contained in this Agreement) in the event of a material breach by the other party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breach would provide the terminating party the ability to refuse to consummate the Merger under Section 6.2(b) in the case of VABK and Section 6.3(b) in the case of FBSS;

(f) FBSS Solicitation and Recommendation Matters; FBSS Shareholders Meeting Failure. By VABK, at any time prior to the FBSS Shareholder Approval, (i) if FBSS has failed to make the FBSS Board Recommendation, (ii) upon a Change in FBSS Recommendation or upon FBSS’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if FBSS has failed to comply in all material respects with its obligations under Section 5.3(b) and Section 5.5;

(g) No FBSS Shareholder Approval. By either VABK or FBSS, if the FBSS Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the FBSS Shareholders Meeting;

(h) VABK Solicitation and Recommendation Matters; VABK Shareholders Meeting Failure. By FBSS, at any time prior to the VABK Shareholder Approval, (i) if VABK has failed to make the VABK Board Recommendation, (ii) upon a Change in VABK Recommendation or upon VABK’s approval, adoption, endorsement or recommendation of any Acquisition Proposal, or (iii) if VABK has failed to comply in all material respects with its obligations under Section 5.3(a) and Section 5.5;

(i) No VABK Shareholder Approval. By either VABK or FBSS, if the VABK Shareholder Approval shall not have been attained by reason of the failure to obtain the required vote at the VABK Shareholders Meeting;

(j) FBSS Superior Proposal. By FBSS if the Board of Directors of FBSS determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that FBSS pays to VABK the Termination Fee simultaneously with such termination pursuant to Section 7.4(b); or

(k) VABK Superior Proposal. By VABK if the Board of Directors of VABK determines to enter into a definitive agreement to accept a Superior Proposal in accordance with Section 5.5(f), provided that VABK pays to FBSS the Termination Fee simultaneously with such termination pursuant to Section 7.4(d).

7.2	Effect of Termination.

In the event of termination of this Agreement by either party as provided in Section 7.1, none of VABK, FBSS, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability hereunder or in connection with the transactions contemplated hereby, except that (i) Section 5.2(c), Section 5.7, Section 7.1, Section 7.2, Section 7.4, Section 7.5 and Article 8 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

7.3	Non-Survival of Representations, Warranties and Covenants.

None of the representations, warranties, covenants or agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, the Affiliate Agreements and the Director Noncompetition Agreements which shall survive in accordance with their terms) shall survive the Effective Time, except for Section 5.10, Section 5.12 and Section 5.13 and for any other covenant and agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

7.4	Termination Fee.

(a) In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to FBSS shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of FBSS, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to FBSS after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by FBSS or VABK pursuant to Section 7.1(b) (if the FBSS Shareholder Approval has not theretofore been obtained), (B) by VABK pursuant to Section 7.1(d) or Section 7.1(e), or (C) by FBSS or VABK pursuant to Section 7.1(g) and (iii) prior to the date that is twelve (12) months after the date of such termination FBSS enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then FBSS shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay VABK a fee equal to $2,500,000 (the “Termination Fee”) by wire transfer of immediately available funds to the account designated by VABK.

(b) In the event this Agreement is terminated by VABK pursuant to Section 7.1(f) or by FBSS pursuant to 7.1(j) then FBSS shall, on the date of termination, pay VABK the Termination Fee by wire transfer of immediately available funds to the account designated by VABK.

(c) In the event that (i) after the date of this Agreement, an Acquisition Proposal with respect to VABK shall have been communicated to or otherwise made known to the shareholders, senior management or Board of Directors of VABK, or any person or entity shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to VABK after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by VABK or FBSS pursuant to Section 7.1(b) (if the VABK Shareholder Approval has not theretofore been obtained), (B) by FBSS pursuant to Section 7.1(d) or Section 7.1(e), or (C) by FBSS or VABK pursuant to Section 7.1(i) and (iii) prior to the date that is twelve (12) months after the date of such termination VABK enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then VABK shall, on the earlier of the date it enters into such definitive agreement or the date of consummation of such transaction, pay FBSS the Termination Fee by wire transfer of immediately available funds to the account designated by FBSS.

(d) In the event this Agreement is terminated by FBSS pursuant to Section 7.1(h) or by VABK pursuant to Section 7.1(k), then VABK shall, on the date of termination, pay FBSS the Termination Fee by wire transfer of immediately available funds to the account designated by FBSS.

(e) Each of VABK and FBSS acknowledges that the agreements contained in this Section 7.4 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, VABK and FBSS, respectively, would not enter into this Agreement. Accordingly, if VABK or FBSS, as applicable, fails promptly to pay the amount due pursuant to this Section 7.4, and, in order to obtain such payment, VABK or FBSS, as applicable, commences a suit which results in a judgment against the other party for the fee set forth in this Section 7.4, VABK or FBSS, as applicable, shall pay to the other party its fees and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made.

(f) Notwithstanding anything to the contrary in this Agreement, without limiting the right of any party to recover liabilities or damages arising out of the other party’s fraud or willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 7.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by a single party under this Agreement shall be equal to the Termination Fee, and neither party shall be obligated to pay the Termination Fee on more than one occasion.

7.5	Expenses.

Except as otherwise expressly provided in this Agreement, each of the parties shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated herein, including fees and expenses of its own financial consultants, accountants and legal advisors, provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC and other Governmental Authorities in connection with the Merger shall be borne equally by VABK and FBSS.

ARTICLE 8

GENERAL PROVISIONS

8.1	Entire Agreement.

This Agreement, including the Disclosure Letters of each party and the exhibits hereto, and the Confidentiality Agreement contain the entire agreement between VABK and FBSS with respect to the Merger and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

8.2	Binding Effect; No Third-Party Rights.

This Agreement shall bind VABK and FBSS and their respective successors and assigns. Other than Sections 5.10, 5.12 and 5.13 and for the rights of FBSS’s shareholders arising after the Effective Time under Article 2, nothing in this Agreement is intended to confer upon any person, other than the parties hereto or their respective successors, any rights or remedies under or by reason of this Agreement, including the right to rely on the representations and warranties set forth in this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

8.3	Waiver and Amendment.

Any term or provision of this Agreement may be waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented by a written instrument duly executed by the parties hereto at any time, whether before or after the date of the VABK Shareholders Meeting or the FBSS Shareholders Meeting, except statutory requirements and requisite approvals of shareholders and Regulatory Approvals.

8.4	Governing Law.

This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof. The parties hereby consent and submit to the exclusive jurisdiction and venue of any state or federal court located in the Commonwealth of Virginia.

8.5	Notices.

All notices, requests and other communications given or made under this Agreement must be in writing and will be deemed given (i) when personally delivered or delivered by e-mail (with confirmation); (ii) on the date received if sent by commercial overnight delivery service; or (iii) on the third business day after being mailed by registered or certified mail (return receipt requested) to the persons and addresses set forth below or such other place as such party may specify by notice.

If to VABK:

Glenn W. Rust

President and Chief Executive Officer

Virginia National Bankshares Corporation

404 People Place

Charlottesville, Virginia 22911

E-mail: glenn.rust@vnb.com

with a copy to:

Scott H. Richter

Benjamin A. McCall

Williams Mullen

200 S. 10th Street, Suite 1600

Richmond, Virginia 23219

E-mail: srichter@williamsmullen.com

bmccall@williamsmullen.com

If to FBSS:

Marc J. Bogan

President and Chief Executive Officer

Fauquier Bankshares, Inc.

10 Courthouse Square

Warrenton, Virginia 20186

E-mail: marc.bogan@TFB.bank

with a copy to:

Jacob A. Lutz III

Seth A. Winter

Troutman Pepper Hamilton Sanders LLP

Troutman Pepper Building

1001 Haxall Point

Richmond, Virginia 23219

E-mail: jake.lutz@troutman.com

seth.winter@troutman.com

8.6	Counterparts; Facsimile Signature.

This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts together shall constitute one and the same agreement. This Agreement may be executed by facsimile signature or other electronic transmission signature and such signature shall constitute an original for all purposes.

8.7	Waiver of Jury Trial.

Each party hereto acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation, directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) it understands and has considered the implications of this waiver and (ii) it makes this waiver voluntarily.

8.8	Confidential Supervisory Information.

Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. Section 261.2(c) and as identified in 12 C.F.R. Section 4.32(b)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

8.9	Specific Performance.

The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

8.10	Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

VIRGINIA NATIONAL BANKSHARES CORPORATION

By:	/s/ Glenn W. Rust
Glenn W. Rust
President and Chief Executive Officer

FAUQUIER BANKSHARES, INC.

By:	/s/ Marc J. Bogan
Marc J. Bogan
President and Chief Executive Officer

EXHIBIT 1.1

To the Agreement and

Plan of Reorganization

PLAN OF MERGER

BETWEEN

VIRGINIA NATIONAL BANKSHARES CORPORATION

AND

FAUQUIER BANKSHARES, INC.

Pursuant to this Plan of Merger (“Plan of Merger”), FAUQUIER BANKSHARES, INC., a Virginia corporation (“FBSS”), shall merge with and into VIRGINIA NATIONAL BANKSHARES CORPORATION, a Virginia corporation (“VABK”).

ARTICLE 1

Terms of the Merger

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of September 30, 2020, between VABK and FBSS (the “Agreement”), at the Effective Time (as defined herein), FBSS shall be merged with and into VABK (the “Merger”) in accordance with the provisions of Virginia law, and with the effect set forth in Section 13.1-721 of the Virginia Stock Corporation Act (the “VSCA”). The separate corporate existence of FBSS thereupon shall cease, and VABK shall be the surviving corporation in the Merger (VABK is sometimes referred to herein as the “Continuing Corporation” whenever reference is made to it as of the Effective Time or thereafter). The Merger shall become effective on such date and time as may be determined in accordance with Section 1.2(a) of the Agreement (the “Effective Time”). Without limiting the generality of the foregoing, from and after the Effective Time, the Continuing Corporation shall possess all rights, privileges, properties, immunities, powers and franchises of FBSS, and all of the debts, liabilities, obligations, claims, restrictions and duties of FBSS shall become the debts, liabilities, obligations, claims, restrictions and duties of the Continuing Corporation.

ARTICLE 2

Merger Consideration; Exchange Procedures

2.1	Conversion of Shares.

At the Effective Time, by virtue of the Merger and without any action on the part of VABK or FBSS, or their respective shareholders:

(a) Subject to Section 2.1(e), each share of common stock, par value $2.50 per share, of VABK (“VABK Common Stock”), that is issued and outstanding immediately before the Effective Time, shall remain an issued and outstanding share of common stock of the Continuing Corporation and shall remain unchanged by the Merger.

(b) Subject to Section 2.1(e), each share of common stock, par value $3.13 per share, of FBSS (“FBSS Common Stock”), that is issued and outstanding immediately before the Effective Time, shall be converted into and exchanged for the right to receive 0.6750 shares (the “Exchange Ratio”) of common stock, par value $2.50 per share, of the Continuing Corporation (the “Continuing Corporation Common Stock”), plus cash in lieu of any fractional shares pursuant to Section 2.4 (collectively, the “Merger Consideration”).

(c) All shares of FBSS Common Stock converted pursuant to this Section 2.1 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time.

(d) Each certificate previously representing shares of FBSS Common Stock (a “FBSS Common Certificate”) and the non-certificated shares of FBSS Common Stock (the “FBSS Book-Entry Shares”) shall cease to represent any rights except the right to receive with respect to each underlying share of FBSS Common Stock (i) the Merger Consideration upon the surrender of such FBSS Common Certificate or FBSS Book-Entry Shares in accordance with Section 2.2, and (ii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.6.

(e) Each share of FBSS Common Stock held by either party and each share of VABK Common Stock held by FBSS or any of FBSS’s Subsidiaries (as defined in the Agreement) prior to the Effective Time (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor; provided, that such shares of VABK Common Stock shall resume the status of authorized and unissued shares of Continuing Corporation Common Stock.

2.2	Exchange Procedures.

(a) On or before the Closing Date (as defined in the Agreement), VABK shall deposit, or shall cause to be deposited, with its transfer agent or such other transfer agent or depository or trust institution of recognized standing approved by VABK and reasonably acceptable to FBSS (in such capacity, the “Exchange Agent”), for the benefit of the holders of the FBSS Common Certificates and FBSS Book-Entry Shares, at the election of VABK, either certificates representing the shares of Continuing Corporation Common Stock or non-certificated shares of Continuing Corporation Common Stock (or a combination) issuable pursuant to this Article 2, together with an amount of cash sufficient to pay any dividends or distributions with respect thereto and any cash to be paid in lieu of fractional shares without any interest thereon (the “Exchange Fund”), in exchange for FBSS Common Certificates and FBSS Book-Entry Shares.

(b) As promptly as practicable after the Effective Time, the Continuing Corporation shall cause the Exchange Agent to send to each former shareholder of record of FBSS Common Stock immediately before the Effective Time customary transmittal materials for use in exchanging such shareholder’s FBSS Common Certificates or FBSS Book-Entry Shares for the Merger Consideration.

(c) The Continuing Corporation shall cause the Merger Consideration into which shares of FBSS Common Stock are converted at the Effective Time, and dividends or distributions that a FBSS shareholder shall be entitled to receive, to be issued and paid to such FBSS shareholder upon proper surrender to the Exchange Agent of FBSS Common Certificates and FBSS Book-Entry Shares representing such shares of FBSS Common Stock, together with the transmittal materials duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any cash to be paid pursuant to Section 2.4 or Section 2.6.

(d) Any FBSS shareholder whose FBSS Common Certificates or FBSS Book-Entry Shares have been lost, destroyed, stolen or are otherwise missing shall be entitled to the Merger Consideration, dividends or distributions upon compliance with reasonable conditions imposed by the Continuing Corporation pursuant to applicable law and as required in accordance with the Continuing Corporation’s standard policy (including the requirement that the shareholder furnish a surety bond or other customary indemnity).

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of FBSS for twelve (12) months after the Effective Time shall be returned to the Continuing Corporation (together with any earnings in respect thereof) for the benefit of such shareholders. Any shareholders of FBSS who have not complied with this Article 2 shall thereafter be entitled to look only to the Continuing Corporation for payment of the consideration deliverable in respect of each share of FBSS Common Stock such shareholder holds as determined pursuant to this Plan of Merger, without any interest thereon.

(f) None of the Exchange Agent, either of the parties hereto, any Subsidiaries of VABK or FBSS, respectively, or the Continuing Corporation shall be liable to any shareholder of FBSS for any amount of property delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

2.3	FBSS Equity-Based Awards.

(a) Except as set forth in Section 2.3(b), at the Effective Time, each FBSS restricted stock award (a “FBSS Stock Award”) granted under an FBSS equity or equity-based compensation plan (a “FBSS Stock Plan”) that is outstanding immediately prior to the Effective Time, shall be, if not already vested pursuant to its terms, vested fully and shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to this Plan of Merger in respect of each share of FBSS Common Stock underlying such FBSS Stock Award, and the shares of FBSS Common Stock subject to such FBSS Stock Award will be treated in the same manner as all other shares of FBSS Common Stock for such purposes.

(b) At the Effective Time, each FBSS Stock Award granted on or after the date of the Agreement to a FBSS Continuing Director shall be converted, without any action on the part of the holder thereof, into a fully vested restricted stock award of VABK (a “Replacement Stock Award”), on the same terms and conditions as were applicable under such FBSS Stock Award, except that no lapse of transferability restrictions shall occur at the Effective Time. The number of shares of VABK Common Stock subject to each such Replacement Stock Award shall be equal to the number of shares of FBSS Common Stock subject to the FBSS Stock Award multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of VABK Common Stock.

(c) No more than ten (10) business days prior to the Effective Time, each restricted stock unit award granted under a FBSS Stock Plan that is outstanding and unsettled, unvested or contingent (a “FBSS RSU Award”) shall be vested fully. Each such FBSS RSU Award shall be settled, net of all required tax withholding, in accordance with its terms including any elections thereunder with regard to receiving a portion of the FBSS RSU Award in cash (which the parties hereto agree will apply upon a change in control), not later than five (5) days prior to the Effective Time, and any share of FBSS Common Stock issued in settlement of a FBSS RSU Award and outstanding immediately prior to the Effective Time shall be converted into the right to receive, without interest, the Merger Consideration payable pursuant to this Plan of Merger.

(d) At or prior to the Effective Time, the Board of Directors of FBSS or a committee thereof, as applicable, shall adopt any resolutions (in a form subject to the reasonable prior approval of VABK) and take any actions (after consultation with VABK) which are reasonably necessary to effectuate the provisions of this Section 2.3, including, but not limited to, delivering written notice (in a form subject to the reasonable prior approval of VABK) to each holder of a FBSS Stock Award and FBSS RSU Award of the treatment of such award pursuant to this Section 2.3.

2.4	No Fractional Shares.

Each holder of shares of FBSS Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of the Continuing Corporation Common Stock shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of the Continuing Corporation Common Stock multiplied by the average of the closing sale prices of VABK Common Stock for the ten (10) full trading days ending on the trading day immediately preceding (but not including) the Effective Time that shares of VABK Common Stock actually traded, as reported on the OTCQX marketplace or such stock exchange as the VABK Common Stock may be listed during such period.

2.5	Anti-Dilution.

In the event VABK changes (or establishes a record date for changing) the number of shares of VABK Common Stock issued and outstanding before the Effective Time as a result of a stock split, stock dividend, recapitalization, reclassification, reorganization or similar transaction, appropriate and proportional adjustments will be made to the Exchange Ratio.

2.6	Dividends.

No dividend or other distribution payable to the holders of record of the Continuing Corporation Common Stock at, or as of, any time after the Effective Time will be paid to the holder of any FBSS Common Certificate or FBSS Book-Entry Shares until such holder properly surrenders such shares (or furnishes a surety bond or customary indemnity that the FBSS Common Certificate or FBSS Book-Entry Share is lost, destroyed, stolen or otherwise missing as provided in Section 2.2(d)) for exchange as provided in Section 2.2 of this Plan of Merger, promptly after which time all such dividends or distributions will be paid (without interest).

2.7	Withholding Rights.

Each of the Continuing Corporation and the Exchange Agent will be entitled, but not obligated, to deduct and withhold from the Merger Consideration and any other amounts otherwise payable pursuant to this Plan of Merger to any person such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code (as defined in the Agreement) or any provision of state, local or foreign Tax (as defined in the Agreement) law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority (as defined in the Agreement) by the Exchange Agent, such amounts withheld will be treated for all purposes of this Plan of Merger as having been paid to such person in respect of which such deduction and withholding was made by the Exchange Agent.

2.8	No Appraisal Rights.

In accordance with Section 13.1-730 of the VSCA, no appraisal rights shall be available to the holders of FBSS Common Stock in connection with the Merger or the other transactions contemplated by the Agreement.

ARTICLE 3

Articles of Incorporation and Bylaws of VABK

The Articles of Incorporation of VABK as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of VABK at and after the Effective Time until thereafter amended in accordance with applicable law. The Bylaws of VABK as in effect immediately prior to the Effective Time, as such Bylaws are proposed to be amended substantially as set forth in Section 1.4(a) of the Agreement, shall be the Bylaws of VABK at and after the Effective Time until thereafter amended in accordance with applicable law.

ARTICLE 4

Conditions Precedent

The obligations of VABK and FBSS to effect the Merger as herein provided shall be subject to satisfaction, unless duly waived, of the conditions set forth in the Agreement.

EXHIBIT 1.3(a)

To the Agreement and

Plan of Reorganization

FORM OF SUBSIDIARY BANK AGREEMENT AND PLAN OF MERGER

BETWEEN

VIRGINIA NATIONAL BANK

AND

THE FAUQUIER BANK

This Subsidiary Bank Agreement and Plan of Merger (the “Subsidiary Bank Agreement”), dated [_________], 2020, is between VIRGINIA NATIONAL BANK, a national banking association, and THE FAUQUIER BANK, a Virginia chartered commercial bank.

ARTICLE 1

Terms of the Merger

1.1	The Merger.

Subject to the terms and conditions of the Agreement and Plan of Reorganization, dated as of September 30, 2020 (the “Agreement”), between Virginia National Bankshares Corporation (“VABK”) and Fauquier Bankshares, Inc. (“FBSS”), at the Effective Time (as defined herein), The Fauquier Bank shall be merged with and into Virginia National Bank (the “Merger”) in accordance with the provisions of the National Bank Act and the rules and regulations promulgated thereunder and, with respect to The Fauquier Bank, pursuant to the Virginia Stock Corporation Act. Virginia National Bank shall be the surviving national banking association in the Merger (Virginia National Bank as existing on and after the Effective Time is sometimes referred to herein as the “Continuing Bank”). The Merger shall become effective on such date and time as specified in Article 6 hereof (the “Effective Time”).

1.2	Articles of Association; Bylaws.

The Articles of Association of Virginia National Bank in effect immediately prior to the consummation of the Merger shall continue to remain in effect following the Effective Time until otherwise amended. The Bylaws of Virginia National Bank in effect immediately prior to the consummation of the Merger, as such Bylaws are proposed to be amended substantially as set forth in Section 1.4(b) of the Agreement, shall continue to remain in effect following the Effective Time until otherwise amended.

1.3	Conversion of Shares.

Each share of common stock of Virginia National Bank issued and outstanding immediately prior to the Effective Time shall continue unchanged as an outstanding share of common stock of the Continuing Bank, and each outstanding share of common stock of The Fauquier Bank shall be cancelled and retired with no consideration to be issued or paid in exchange therefor.

1.4	Assets and Liabilities.

All assets of The Fauquier Bank as they exist at the Effective Time shall pass to and vest in the Continuing Bank without any conveyance or other transfer. The Continuing Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of a trust department, of each of the merging banks existing as of the Effective Time.

1.5	Offices; Business of the Continuing Bank.

(a) The main office of the Continuing Bank shall be the main office of Virginia National Bank immediately prior to the Effective Time. The business of the Continuing Bank shall be conducted at such main office, at all duly authorized and operating branches of Virginia National Bank and The Fauquier Bank as of the Effective Time, and at all other offices and facilities of Virginia National Bank and The Fauquier Bank established as of the Effective Time.

(b) At the Effective Time, the Continuing Bank shall be considered the same business and corporate entity as Virginia National Bank and The Fauquier Bank with all the rights, powers and duties of each of Virginia National Bank and The Fauquier Bank; provided, however, that the Continuing Bank shall not, through the Merger, acquire power to engage in any business or to exercise any right, privilege or franchise which is not conferred on the Continuing Bank by the National Bank Act and the rules and regulations promulgated thereunder.

ARTICLE 2

Board of Directors

Immediately after the Effective Time, the Board of Directors of the Continuing Bank shall consist of all of the following individuals:

[Insert names of the VABK Continuing Directors and FBSS Continuing Directors (as such terms are defined in the Agreement)]

ARTICLE 3

Capital Stock

The amount of capital stock of the Continuing Bank after the Effective Time shall be [$____ million], divided into [____________] shares of common stock, each of $[____________] par value. At the Effective Time, the Continuing Bank shall have a surplus of approximately [$____ million], undivided profits, including capital reserves, of approximately [$____ million] and accumulated other comprehensive income of approximately [$____ thousand], adjusted however, for normal and merger-related earnings and expenses between [____________], 2020 and the Effective Time.

ARTICLE 4

Conditions Precedent

The obligations of Virginia National Bank and The Fauquier Bank to effect the Merger as herein provided shall be subject to the receipt of all applicable regulatory approvals and to the prior effectiveness of the merger of FBSS with and into VABK in accordance with the Agreement.

ARTICLE 5

Termination

This Subsidiary Bank Agreement may be terminated at any time prior to the Effective Time by the parties hereto.

ARTICLE 6

Board and Shareholder Approvals; Effectiveness

This Subsidiary Bank Agreement has been authorized and approved by the respective boards of directors of Virginia National Bank and The Fauquier Bank, by VABK as the sole shareholder of Virginia National Bank and by FBSS as the sole shareholder of The Fauquier Bank, and the merger shall become effective as of [__]:[__] a.m. Eastern Time, on [_____________], 2021, and the parties hereto request that such time and date be specified in the merger approval to be issued by the Comptroller of the Currency of the United States.

[signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Subsidiary Bank Agreement and Plan of Merger to be executed in counterparts by their duly authorized officers and their corporate seals to be affixed hereto, all as of the date first written above.

VIRGINIA NATIONAL BANK

By:
Glenn W. Rust
President and Chief Executive Officer

THE FAUQUIER BANK

By:
Marc J. Bogan
President and Chief Executive Officer

EXHIBIT 1.4(a)

To the Agreement and

Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Corporation

Article II of the Bylaws of the Continuing Corporation shall be amended by adding a new Section 2.6 as set forth below.

2.6 Board Composition.

(a) Effective as of the Effective Time (as defined herein), and notwithstanding any other provision of the Articles of Incorporation or these Bylaws that may be to the contrary, the Board of Directors of the Corporation shall be comprised of thirteen directors, of which seven shall be members of the Board of Directors of the Corporation prior to the Effective Time (each a “VABK Director” and collectively the “VABK Directors”), and six shall be members of the Board of Directors of Fauquier Bankshares, Inc. (“FBSS”) prior to the Effective Time (each a “FBSS Director” and collectively the “FBSS Directors”). For the purposes of these Bylaws, the term “Effective Time” shall have the same meaning as defined in the Agreement and Plan of Reorganization, dated as of September 30, 2020, between the Corporation and FBSS, as the same may be amended from time to time.

(b) Notwithstanding any other provision of the Articles of Incorporation or these Bylaws that may be to the contrary, from and after the Effective Time through the second anniversary of the Effective Time, all vacancies on the Board of Directors of the Corporation created by the cessation of service of a VABK Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining VABK Directors, and all vacancies on the Board of Directors of the Corporation created by the cessation of service of a FBSS Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining FBSS Directors, as applicable. In the event such majority of the remaining VABK Directors or remaining FBSS Directors, as applicable, determine not to immediately propose a nominee to the nominating committee in order to fill a respective director vacancy, such VABK Directors or FBSS Directors shall provide the Board of Directors of the Corporation with written notice of such determination and the total number of directors of the Corporation set forth in subsection (a) of this Section 2.6 and the total number of VABK Directors or FBSS Directors set forth in subsection (a) of this Section 2.6, as the case may be, shall be reduced to reflect that the vacancy was not immediately filled. Notwithstanding the preceding sentence and any determination by the remaining VABK Directors or FBSS Directors described therein, (i) the right of, and authority granted to, the remaining VABK Directors or remaining FBSS Directors to fill a future vacancy as set forth in the first sentence of this subsection (b) of this Section 2.6 shall not terminate upon such determination, and (ii) the remaining VABK Directors or remaining FBSS Directors, as the case may be, shall, from and after the Effective Time through the second anniversary of the Effective Time, have the right (but not the obligation) to increase the size of the Board of Directors of the Corporation for the purpose of appointing additional VABK Directors or FBSS Directors, as applicable, so that the size and composition of the Board of Directors is as set forth in subsection (a) of this Section 2.6 on the date of its adoption.

(c) All directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of the VABK Directors shall be considered “VABK Directors” for purposes of these Bylaws, and all directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of FBSS Directors shall be considered “FBSS Directors” for purposes of these Bylaws.

(d) From and after the Effective Time through the second anniversary of the Effective Time, the provisions of this Section 2.6 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 2.6 may be adopted, only by an affirmative vote of a majority of the FBSS Directors and a majority of the VABK Directors. This Section 2.6 will automatically terminate and be deemed repealed in full effective as of the second anniversary of the Effective Time without any further action by the Board of Directors of the Corporation. In the event of any inconsistency between any provision of this Section 2.6 and any other provision of these Bylaws or the Corporation’s other constituent documents, the provisions of this Section 2.6 shall control.

EXHIBIT 1.4(b)

To the Agreement and

Plan of Reorganization

Form of Bylaw Amendments to Bylaws of the Continuing Bank

Article II of the Bylaws of the Continuing Bank shall be amended by adding a new Section 2.8 as set forth below.

2.8. Board Composition.

(a) Effective as of the Subsidiary Merger Effective Time (as defined herein), and notwithstanding any other provision of the Articles of Association or these Bylaws that may be to the contrary, the Board of Directors of the Bank shall be comprised of thirteen Directors, of which seven shall be members of the Board of Directors of the Bank prior to the Subsidiary Merger Effective Time (each a “VABK Director” and collectively the “VABK Directors”), and six shall be members of the Board of Directors of Fauquier Bankshares, Inc. (“FBSS”) prior to the Subsidiary Merger Effective Time (each a “FBSS Director” and collectively the “FBSS Directors”). For the purposes of these Bylaws, the term “Subsidiary Merger Effective Time” shall have the same meaning as defined in the Agreement and Plan of Reorganization, dated as of September 30, 2020, between Virginia National Bankshares Corporation, the Bank’s parent company, and FBSS, as the same may be amended from time to time.

(b) Notwithstanding any other provision of the Articles of Association or these Bylaws that may be to the contrary, from and after the Subsidiary Merger Effective Time through the second anniversary of the Subsidiary Merger Effective Time, all vacancies on the Board of Directors of the Bank created by the cessation of service of a VABK Director shall be filled by a nominee elected or appointed by a majority of the remaining VABK Directors, and all vacancies on the Board of Directors of the Bank created by the cessation of service of a FBSS Director shall be filled by a nominee elected or appointed by a majority of the remaining FBSS Directors, as applicable. In the event such majority of the remaining VABK Directors or remaining FBSS Directors, as applicable, determine not to fill a respective director vacancy, such VABK Directors or FBSS Directors shall provide the Board of Directors of the Bank with written notice of such determination and the total number of Directors of the Bank set forth in subsection (a) of this Section 2.8 and the total number of VABK Directors or FBSS Directors set forth in subsection (a) of this Section 2.8, as the case may be, shall be reduced to reflect that the vacancy was not immediately filled. Notwithstanding the preceding sentence and any determination by the remaining VABK Directors or FBSS Directors described therein, (i) the right of, and authority granted to, the remaining VABK Directors or remaining FBSS Directors to fill a future vacancy as set forth in the first sentence of this subsection (b) of this Section 2.8 shall not terminate upon such determination, and (ii) the remaining VABK Directors or remaining FBSS Directors, as the case may be, shall, from and after the Subsidiary Merger Effective Time through the second anniversary of the Subsidiary Merger Effective Time, have the right (but not the obligation) to increase the size of the Board of Directors of the Bank for the purpose of appointing additional VABK Directors or FBSS Directors, as applicable, so that the size and composition of the Board of Directors is as set forth in subsection (a) of this Section 2.8 on the date of its adoption.

(c) All Directors so nominated and appointed or elected to the Board of Directors of the Bank by proposal of the VABK Directors shall be considered “VABK Directors” for purposes of these Bylaws, and all Directors so nominated and appointed or elected to the Board of Directors of the Bank by proposal of FBSS Directors shall be considered “FBSS Directors” for purposes of these Bylaws.

(d) From and after the Subsidiary Merger Effective Time through the second anniversary of the Subsidiary Merger Effective Time, the provisions of this Section 2.8 may be modified, amended or repealed, and any Bylaw provision inconsistent with the provisions of this Section 2.8 may be adopted, only by an affirmative vote of a majority of the FBSS Directors and a majority of the VABK Directors. This Section 2.8 will automatically terminate and be deemed repealed in full effective as of the second anniversary of the Subsidiary Merger Effective Time without any further action by the Board of Directors of the Bank. In the event of any inconsistency between any provision of this Section 2.8 and any other provision of these Bylaws or the Bank’s other constituent documents, the provisions of this Section 2.8 shall control.

EXHIBIT 5.8(a)

To the Agreement and

Plan of Reorganization

FORM OF FBSS AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of September 30, 2020, is by and among VIRGINIA NATIONAL BANKSHARES CORPORATION, a Virginia corporation (“VABK”), FAUQUIER BANKSHARES, INC., a Virginia corporation (“FBSS”), and the undersigned shareholder of FBSS (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of VABK and FBSS have approved a business combination of their companies through the merger (the “Merger”) of FBSS with and into VABK pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of September 30, 2020, by and between VABK and FBSS, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $3.13 per share, of FBSS (“FBSS Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of FBSS Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to VABK and FBSS entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Agreement to Vote.

During the term of this Agreement and at such time as FBSS conducts the FBSS Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the FBSS Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of FBSS under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of VABK or FBSS under the Merger Agreement.

2.	Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a) Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) Shares and (ii) FBSS RSU Awards, Shareholder is not the beneficial or registered owner of any other shares of FBSS Common Stock or rights to acquire shares of FBSS Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c) Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to VABK in an attachment to this Agreement.

(f) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of FBSS should not support the Merger.

3.	No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.	Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of FBSS affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of FBSS issued to or acquired by Shareholder.

5.	Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of FBSS is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of FBSS, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of FBSS. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of FBSS, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) VABK is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) FBSS is otherwise entitled to terminate the Merger Agreement.

6.	Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, FBSS or VABK, or their respective officers or directors, except that nothing in this Section 6 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

7.	Stop Transfer Order.

In furtherance of this Agreement, Shareholder hereby authorizes and instructs FBSS to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 6 hereof.

8.	Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

9.	Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 6, the Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with The Fauquier Bank such banking relationships (e.g., lending, deposit or other accounts) that the Shareholder (or affiliates thereof) currently maintains with FBSS and The Fauquier Bank, in form and substance substantially the same as currently maintained; and (ii) after the Subsidiary Bank Merger and until the one (1) year anniversary of the Subsidiary Bank Merger, he or she will use best efforts to maintain and continue with VABK and Virginia National Bank such banking relationships that the Shareholder (or affiliates thereof) maintained with FBSS and The Fauquier Bank prior to the Subsidiary Bank Merger.

10.	Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

11.	Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

12.	Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to VABK or FBSS, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of FBSS.

13.	Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate The Fauquier Bank as a third-party beneficiary of this Agreement, with The Fauquier Bank having the right to enforce the terms hereof.

14.	Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

15.	Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

[signatures on following page]

IN WITNESS WHEREOF, VABK, FBSS and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

VIRGINIA NATIONAL BANKSHARES CORPORATION

By:
Glenn W. Rust
President and Chief Executive Officer

FAUQUIER BANKSHARES, INC.

By:
Marc J. Bogan
President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

Number of Shares Underlying RSUs:

EXHIBIT 5.8(b)

To the Agreement and

Plan of Reorganization

FORM OF VABK AFFILIATE AGREEMENT

THIS AFFILIATE AGREEMENT (the “Agreement”), dated as of September 30, 2020, is by and among VIRGINIA NATIONAL BANKSHARES CORPORATION, a Virginia corporation (“VABK”), FAUQUIER BANKSHARES, INC., a Virginia corporation (“FBSS”), and the undersigned shareholder of VABK (“Shareholder”). All capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Merger Agreement (as defined herein).

WHEREAS, the Boards of Directors of VABK and FBSS have approved a business combination of their companies through the merger (the “Merger”) of FBSS with and into VABK pursuant to the terms and conditions of an Agreement and Plan of Reorganization, dated as of September 30, 2020, by and between VABK and FBSS, and a related Plan of Merger (together, the “Merger Agreement”);

WHEREAS, Shareholder is the beneficial and/or registered owner of, and has the sole right and power to vote or direct the disposition of the number of shares of common stock, par value $2.50 per share, of VABK (“VABK Common Stock”) set forth below Shareholder’s name on the signature page hereto (such shares, together with all shares of VABK Common Stock subsequently acquired by Shareholder during the term of this Agreement and over which such Shareholder has the sole right and power to vote or direct the disposition, but excluding the shares of common stock described in the last sentence of Section 5(a) hereof, are referred to herein as the “Shares”); and

WHEREAS, as a condition and inducement to VABK and FBSS entering into the Merger Agreement, Shareholder has agreed to enter into and perform this Agreement.

NOW, THEREFORE, in consideration of the covenants, representations, warranties and agreements set forth herein and in the Merger Agreement, and other good and valuable consideration (including the merger consideration set forth in Article 2 of the Merger Agreement), the receipt and sufficiency of which are acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	Agreement to Vote.

During the term of this Agreement and at such time as VABK conducts the VABK Shareholders Meeting, except as provided in Section 5(b) hereof, Shareholder agrees to vote or cause to be voted all of the Shares, and to cause any holder of record of the Shares to vote all such Shares, in person or by proxy: (i) in favor of the Merger Agreement at the VABK Shareholders Meeting; and (ii) against (A) any Acquisition Proposal, (B) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of VABK under the Merger Agreement or of Shareholder under this Agreement and (C) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of conditions of VABK or FBSS under the Merger Agreement.

2.	Covenants of Shareholder.

The Shareholder covenants and agrees as follows:

(a) Ownership. The Shareholder is the beneficial and/or registered owner of the Shares as set forth below Shareholder’s name on the signature page hereto. Except for (i) Shares and (ii) options to purchase VABK Common Stock issued under a VABK Stock Plan, Shareholder is not the beneficial or registered owner of any other shares of VABK Common Stock or rights to acquire shares of VABK Common Stock and for which Shareholder has the sole right and power to vote and/or dispose. For purposes of this Agreement, the term “beneficial ownership” shall be interpreted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) Restrictions on Transfer and Dispositions. During the term of this Agreement, Shareholder will not sell, pledge, hypothecate, grant a security interest in, transfer or otherwise dispose of or encumber any of the Shares and will not enter into any agreement, arrangement or understanding (other than a proxy for the purpose of voting Shareholder’s Shares in accordance with Section 1 hereof) which would during that term (i) restrict, (ii) establish a right of first refusal to, or (iii) otherwise relate to, the transfer or voting of the Shares.

(c) Authority. The Shareholder has full power, authority and legal capacity to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms.

(d) No Breach. None of the execution and delivery of this Agreement nor the consummation by Shareholder of the transactions contemplated hereby will result in a violation of, or a default under, or conflict with, any contract, loan and credit arrangements, Liens (as defined in Section 2(e) below), trust, commitment, agreement, understanding, arrangement or restriction of any kind to which Shareholder is a party or bound or to which the Shares are subject.

(e) No Liens. The Shares and the certificates representing the Shares are now, and at all times during the term of this Agreement, will be, held by Shareholder, or by a nominee or custodian for the benefit of Shareholder, free and clear of all pledges, liens, security interests, claims, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (each, a “Lien”), except for (i) any Liens arising hereunder and (ii) Liens, if any, which have been disclosed to FBSS in an attachment to this Agreement.

(f) Consents and Approvals. The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his or her obligations under this Agreement and the consummation by him or her of the transactions contemplated hereby will not, require Shareholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Authority.

(g) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of Shareholder, threatened against or affecting Shareholder or any of his or her affiliates before or by any Governmental Authority that could reasonably be expected to materially impair the ability of Shareholder to perform his or her obligations hereunder or to consummate the transactions contemplated hereby.

(h) No Solicitation. During the term of this Agreement, Shareholder shall not, nor shall he or she permit any investment banker, attorney or other adviser or representative of Shareholder to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(i) Statements. The Shareholder shall not make any statement, written or oral, to the effect that he or she does not support the Merger or that other shareholders of VABK should not support the Merger.

3.	No Prior Proxies.

The Shareholder represents, warrants and covenants that any proxies or voting rights previously given in respect of the Shares are revocable, and that any such proxies or voting rights are hereby irrevocably revoked.

4.	Certain Events.

The Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and shall be binding upon any person or entity to which legal or beneficial ownership of the Shares shall pass, whether by operation of law or otherwise, including Shareholder’s successors or assigns. In the event of any stock split, stock dividend, merger, exchange, reorganization, recapitalization or other change in the capital structure of VABK affecting the Shares, the number of Shares subject to the terms of this Agreement shall be appropriately adjusted, and this Agreement and the obligations hereunder shall attach to any additional securities of VABK issued to or acquired by Shareholder.

5.	Capacity; Obligation to Vote.

(a) Notwithstanding anything in this Agreement to the contrary, in the event that the Board of Directors of VABK is permitted to engage in negotiations or discussions with any person who made an unsolicited bona fide written Acquisition Proposal in accordance with Section 5.5 of the Merger Agreement, Shareholder shall be permitted, at the request of the Board of Directors of VABK, to respond to inquiries from, and discuss such Acquisition Proposal with, the Board of Directors of VABK. With respect to the terms of this Agreement relating to the Shares, this Agreement relates solely to the capacity of Shareholder as a stockholder or other beneficial owner of the Shares and is not in any way intended to affect or prevent the exercise by Shareholder of his or her responsibilities as a director or officer of VABK, including actions permitted to be taken in compliance with Section 5.5 of the Merger Agreement. The term “Shares” shall not include any securities beneficially owned by Shareholder as a trustee or fiduciary, and this Agreement is not in any way intended to affect the exercise by Shareholder of his or her fiduciary responsibility in respect of any such securities.

(b) The parties hereto agree that, notwithstanding the provisions contained in Section 1 hereof, Shareholder shall not be obligated to vote as required in Section 1 of this Agreement in the event that (i) FBSS is in material default with respect to any covenant, representation, warranty or agreement with respect to it contained in the Merger Agreement, or (ii) VABK is otherwise entitled to terminate the Merger Agreement.

6.	Resignation of Director.

In the event that Shareholder is not selected to serve as a member of the Board of Directors of the Continuing Corporation, Shareholder hereby agrees to resign as a director of VABK and Virginia National Bank, and to deliver a letter of resignation to VABK and Virginia National Bank, in each case in the form reasonably requested by VABK and effective as of the Effective Time.

7.	Term; Termination.

The term of this Agreement shall commence on the date hereof. This Agreement shall terminate upon the earlier of (i) the Effective Time of the Merger, or (ii) termination of the Merger Agreement in accordance with Article 7 of the Merger Agreement. Other than as provided for herein, following the termination of this Agreement, there shall be no further liabilities or obligations hereunder on the part of Shareholder, FBSS or VABK, or their respective officers or directors, except that nothing in this Section 7 shall relieve any party hereto from any liability for breach of this Agreement before such termination.

8.	Stop Transfer Order.

In furtherance of this Agreement, Shareholder hereby authorizes and instructs VABK to instruct its transfer agent to enter a stop transfer order with respect to all of Shares for the period from the date hereof through the date this Agreement is terminated in accordance with Section 7 hereof.

9.	Specific Performance.

The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the applicable party hereto in accordance with their specific terms or were otherwise breached. Each of the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which it is entitled at law or in equity. Each party hereto waives the posting of any bond or security in connection with any proceeding related thereto.

10.	Banking Relationships.

Notwithstanding any other terms and provisions of this Agreement, including Section 7, the Shareholder further covenants and agrees that (i) from the date hereof and through the Subsidiary Merger Effective Time, he or she will use best efforts to maintain and continue with Virginia National Bank such banking relationships (e.g., lending, deposit or other accounts) that the Shareholder (or affiliates thereof) currently maintains with VABK and Virginia National Bank, in form and substance substantially the same as currently maintained; and (ii) after the Subsidiary Bank Merger and until the one (1) year anniversary of the Subsidiary Bank Merger, he or she will use best efforts to maintain and continue with VABK and Virginia National Bank such banking relationships that the Shareholder (or affiliates thereof) maintained with VABK and Virginia National Bank prior to the Subsidiary Bank Merger.

11.	Amendments.

This Agreement may not be modified, amended, altered or supplemented except by execution and delivery of a written agreement by the parties hereto.

12.	Governing Law.

This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to the conflict of law principles thereof.

13.	Notices.

All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by facsimile or like transmission and on the next business day when sent by a reputable overnight courier service as follows: (i) with respect to VABK or FBSS, the applicable address set forth in Section 8.5 of the Merger Agreement, and (ii) with respect to Shareholder, at the address for Shareholder shown on the records of VABK.

14.	Benefit of Agreement; Assignment.

(a) This Agreement shall be binding upon and inure to the benefit of, and shall be enforceable by, the parties hereto and their respective personal representatives, successors and assigns, except that the parties hereto may not transfer or assign any of their respective rights or obligations hereunder without the prior written consent of the other parties.

(b) The parties hereto agree and designate Virginia National Bank as a third-party beneficiary of this Agreement, with Virginia National Bank having the right to enforce the terms hereof.

15.	Counterparts.

This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. A facsimile copy or electronic transmission of the signature page hereto shall be deemed to be an original signature page.

16.	Severability.

In the event that any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provisions hereof. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. Further, the parties agree that a court of competent jurisdiction may reform any provision of this Agreement held invalid or unenforceable so as to reflect the intended agreement of the parties hereto.

IN WITNESS WHEREOF, VABK, FBSS and Shareholder have caused this Agreement to be duly executed as of the date and year first above written.

VIRGINIA NATIONAL BANKSHARES CORPORATION

By:
Glenn W. Rust
President and Chief Executive Officer

FAUQUIER BANKSHARES, INC.

By:
Marc J. Bogan
President and Chief Executive Officer

SHAREHOLDER

[Insert Name]

Number of Shares
(including restricted stock):

Number of Shares Underlying Options:

EXHIBIT 5.9

To the Agreement and

Plan of Reorganization

FORM OF DIRECTORS NONCOMPETITION AGREEMENT

[___], 20[___]

Virginia National Bankshares Corporation

1807 Seminole Trail

Charlottesville, Virginia 22911

Ladies and Gentlemen:

The undersigned is a director of Fauquier Bankshares, Inc., a Virginia corporation (“FBSS”), and The Fauquier Bank, the wholly-owned Virginia chartered commercial bank subsidiary of FBSS. Virginia National Bankshares Corporation, a Virginia corporation (“VABK”), has agreed to a merger transaction with FBSS (the “Merger”), pursuant to an Agreement and Plan of Reorganization, dated as of September 30, 2020, by and between VABK and FBSS, and a related Plan of Merger (collectively, the “Agreement”). The undersigned has been offered the opportunity to become a member of the Board of Directors of the Continuing Corporation (as defined in the Agreement) or the Board of Directors of the Continuing Bank (as defined in the Agreement), at and after the Effective Time (as defined in the Agreement) of the Merger. This Agreement shall become effective at the Effective Time and if and only if the Merger is consummated.

As a condition of acceptance of such offer, and subject to the exceptions below, the undersigned hereby agrees that, for twelve (12) months following the Effective Time, the undersigned will not, directly or indirectly: (A) become a member of the board of directors or an advisory board of, or be an organizer of, or be a ten percent (10%) or more shareholder of, any entity engaged in or formed for the purpose of engaging in a Competitive Business anywhere in the Market Area (as such terms are defined herein); or (B) in any individual or representative capacity whatsoever, knowingly induce any individual to terminate his or her employment with VABK or its Affiliates (as such term is defined herein).

As used in this Agreement, (a) the term “Competitive Business” means the financial services business, which includes one or more of the following businesses: (i) consumer and commercial banking, and lending, (ii) treasury management, (iii) private banking, (iv) trust, estate and custody services, (v) investment, insurance and brokerage, (vi) wealth management and financial planning, (vii) investment advisory and asset/fund management, and (viii) residential and commercial mortgage lending; (b) the term “Market Area” means (i) the Virginia cities of Charlottesville, Richmond and Winchester and the Virginia counties of Albemarle, Fauquier, Frederick and Prince William, and any cities, towns and counties directly adjacent to such localities, and (ii) any other city, town, county or municipality in Virginia in which VABK has established a banking, mortgage or loan production office immediately following the Effective Time (excluding, for purposes of this letter agreement, an office providing solely residential mortgage loans, unless such office is in the areas identified in clause (i) above); (c) the term “Affiliate” means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, VABK; and (d) the term “Person” means any person, partnership, corporation, company, group or other entity.

Notwithstanding the foregoing, in no event shall the undersigned be prevented from continuing to engage in, or being or continuing to engage in any activities as an officer, employee, owner, shareholder, partner or member in or of, or a member of the board of directors or a member of an advisory board of, any entity engaged in, a Competitive Business if the undersigned holds such position (or a corresponding position with the predecessor to such entity) or otherwise engages in that Competitive Business on the date hereof.

This letter agreement is the complete agreement between VABK and the undersigned concerning the subject matter hereof and shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Virginia, without regard to its conflicts of laws provisions.

This letter agreement is executed as of the [_____] day of [_______] 2021.

Very truly yours,

[Insert Name]

Appendix B

OPINION OF PERFORMANCE TRUST CAPITAL PARTNERS, LLC

September 30, 2020

Virginia National Bankshares Corporation

404 People Place

Charlottesville, VA 22911

Members of the Board of Directors:

We understand that Virginia National Bankshares Corporation (“VABK”) intends to enter into an Agreement and Plan of Reorganization (the “Agreement”) by and between VABK and Fauquier Bankshares, Inc. (“FBSS”), (the “Merger”). At the Effective Time, by virtue of the Merger and subject to the terms and conditions of the amendment to the original Agreement, 100% of FBSS common stock issued and outstanding shall be converted into 0.675 shares of VABK common stock (the “Per Share Merger Consideration”). Based upon VABK’s volume-weighted 20-trading day average closing price calculated on September 30, 2020 of $24.76, the implied value of the Merger Consideration was $63.4 million as of such date.

You have requested that Performance Trust Capital Partners, LLC (“PTCP” or “we”) render an opinion as of the date hereof (this “Opinion”) to the Board of Directors of VABK (the “Board”) as to whether the Per Share Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of VABK Common Stock.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

(i)	reviewed a draft of the merger Agreement;

(ii)	reviewed certain publicly available business and financial information relating to FBSS and its subsidiary The Fauquier Bank and VABK and its subsidiary Virginia National Bank;

(iii)

reviewed certain other business, financial, and operating information relating to FBSS, The Fauquier Bank, VABK, and Virginia National Bank provided to PTCP by the management of FBSS and VABK, including financial forecasts for FBSS for the 2020 to 2025 fiscal years ending December 31, and financial forecasts for VABK for the 2020 to 2025 fiscal years ending December 31;

(iv)	met with, either by phone or in person, certain members of the management of FBSS and VABK to discuss the business and prospects of FBSS and VABK and the proposed Merger;

(v)	reviewed certain terms of the proposed transaction and compared certain of those terms with the publicly available terms of certain transactions that have recently been effected or announced;

(vi)	reviewed certain financial data of FBSS and VABK, and compared that data with similar data for companies with publicly traded equity securities that we deemed relevant;

(vii)	reviewed the stock price performance of VABK since September 30, 2019 and since the most recent presidential election and compared that to the performance of selected companies and indexes; and

(viii)	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not independently verified any information, including the foregoing information, and we have assumed and relied upon all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, being complete and accurate in all material respects and we do not assume any responsibility with respect to such data, material and other information. With respect to the financial forecasts and projections for FBSS that we have used in our analyses, the management of FBSS have advised us, and we have assumed, that such forecasts and projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of FBSS as to the future financial performance of FBSS and we express no opinion with respect to such forecasts, projections, estimates or the assumptions on which they are based.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to all such agreements will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement provided to us, without any amendments or modifications thereto or any adjustments to the consideration. We have relied upon and assumed, without independent verification, that there has been no material change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of FBSS and VABK since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading. We have also relied upon and assumed without independent verification, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on FBSS, VABK or the contemplated benefits of the Merger and that the Merger will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or provision thereof that would be material to our analyses or this Opinion. We have relied upon and assumed, with your consent, that the Agreement, when executed by the parties thereto, will conform to the draft reviewed by us in all respects material to our analyses.

This Opinion only addresses the fairness, from a financial point of view, of the Per Share Merger Consideration to the holders of VABK Common Stock pursuant to the Agreement in the manner set forth above and this Opinion does not address any other aspect or implication of the Merger or any agreement, arrangement or understanding entered into in connection with the Merger or otherwise, including, without limitation, the amount or nature of, or any other aspect relating to, any compensation to any officers, trustees, directors or employees of any party to the Merger, class of such persons or shareholders of FBSS, relative to the Merger Consideration or otherwise.

This Opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. As you are aware, the credit, financial and stock markets do experience unusual volatility from time-to-time and we express no opinion or view as to any potential effects of such volatility on FBSS, VABK or the Merger. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof. This Opinion does not address the relative merits of the Merger as compared to alternative strategies that might be available to VABK, nor does it address the underlying business decision of VABK or the Board to approve, recommend or proceed with the Merger. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied on, with your consent, advice of the outside counsel and the independent accountants of VABK, and on the assumptions of the management of FBSS and VABK, as to all legal, regulatory, accounting, insurance and tax matters with respect to FBSS, VABK and the Merger.

We have not been requested to make, and have not made, any physical inspection or an independent evaluation or appraisal of any assets or liabilities (contingent or otherwise) of FBSS or VABK, nor have we been furnished with any such evaluations or appraisals, with the exception of a third party loan review of FBSS. In addition, we are not experts in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating loan servicing rights or goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of FBSS’ or VABK’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that FBSS’ and VABK’s allowances for such losses are adequate to cover such losses. We have not evaluated the solvency of FBSS or VABK or the solvency or fair value of FBSS, VABK or any other entity or person or their respective assets or liabilities under any state or federal laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters.

We and our affiliates have in the past provided, may currently be providing and may in the future provide investment banking and other financial services to FBSS, VABK and certain of their respective affiliates, for which we and our affiliates have received and would expect to receive compensation. We are a broker-dealer engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of FBSS, VABK and certain of their affiliates, as well as provide investment banking and other financial services to such companies and entities. PCTP has adopted policies and procedures designed to preserve the independence of its investment advisory analysts whose views may differ from those of the members of the team of investment banking professionals that advised VABK.

We have acted as financial advisor to VABK in connection with the Merger and will receive customary investment banking fees for our services of 0.115% of FBSS’ total assets in the month prior to close, a significant portion of which is contingent upon the consummation of the Merger. VABK previously agreed that it will pay PTCP a fee of $25,000 upon delivery of this Opinion, which, if the merger is completed, will not be credited against PTCP’s investment banking fee. In addition, VABK has agreed to indemnify us and certain related parties for certain liabilities arising out of or related to our engagement and to reimburse us for certain expenses incurred in connection with our engagement.

This Opinion and any other advice or analyses (written or oral) provided by PTCP were provided solely for the use and benefit of the Board (in its capacity as such) in connection with the Board’s consideration of the Merger and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, for any other purpose, without the express, prior written consent of PTCP. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to PTCP or any of its affiliates be made by any recipient of this Opinion, without the prior, written consent of PTCP, except as required by law. This Opinion should not be construed as creating, and PCTP shall not be deemed to have, any fiduciary duty to the

Board, VABK, any security holder or creditor of VABK or any other person, regardless of any prior or ongoing advice or relationships. This Opinion does not constitute advice or a recommendation to any security holder of VABK or any other person or entity with respect to how such security holder or other person or entity should vote or act with respect to any matter relating to the Merger. The issuance of this Opinion was approved by an authorized internal committee of PTCP.

In connection with the Merger, the undersigned, acting as an independent financial advisor to VABK, hereby consents to the inclusion of our opinion letter to the Board of Directors of VABK as an Annex to, and the references to our firm and such opinion in, the Proxy Statement / Prospectus relating to the proposed Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Act”), or the rules and regulations of the SEC thereunder (the “Regulations”), nor do we admit that we are experts with respect to any part of such Proxy Statement / Prospectus within the meaning of the term “experts” as used in the Act or the Regulations.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Per Share Merger Consideration pursuant to the Agreement is fair, from a financial point of view, to the holders of VABK Common Stock.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

Appendix C

OPINION OF PIPER SANDLER & CO.

1251 AVENUE OF THE AMERICAS, 6TH FLOOR NEW YORK, NY 10020
P 212 466-7800 | TF 800 635-6851
Piper Sandler & Co. Since 1895. Member SIPC and NYSE.

September 28, 2020

Board of Directors

Fauquier Bankshares, Inc.

10 Courthouse Square

P.O. Box 561

Warrenton, VA 20186

Ladies and Gentlemen:

Fauquier Bankshares, Inc. (“FBSS”) and Virginia National Bankshares Corporation (“VABK”) are proposing to enter into an Agreement and Plan of Reorganization (the “Agreement”) pursuant to which FBSS will merge with and into VABK with VABK as the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of common stock, par value $3.13 per share, of FBSS (“FBSS Common Stock”) issued and outstanding immediately prior to the Effective Time, except for certain shares of FBSS Common Stock as specified in the Agreement, shall be converted into and exchanged for the right to receive 0.6750 of a share (the “Exchange Ratio”) of common stock, par value $2.50 per share, of VABK (“VABK Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FBSS Common Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated September 27, 2020; (ii) certain publicly available financial statements and other historical financial information of FBSS that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of VABK that we deemed relevant; (iv) certain internal financial projections for FBSS for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of FBSS; (v) certain internal financial projections for VABK for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of VABK; (vi) the pro forma financial impact of the Merger on VABK based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of VABK; (vii) the relative contribution of assets, equity and earnings of FBSS and VABK to the combined entity, as well as their respective business models, deposit bases, branch locations and opportunities for synergies and cost savings as a result of the Merger, as discussed with the senior management of FBSS; (viii) the publicly reported historical price and trading activity for FBSS Common Stock and VABK Common Stock, including a comparison of certain stock trading information for FBSS Common Stock and VABK Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for FBSS and VABK with similar financial institutions for which information is publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of FBSS and its representatives the business, financial condition, results of operations and prospects of FBSS and held similar discussions with certain members of the senior management of VABK and its representatives regarding the business, financial condition, results of operations and prospects of VABK.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by FBSS, VABK or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of FBSS and VABK that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of FBSS or VABK. We render no opinion on, or evaluation of, the collectability of any assets or the future performance of any loans of FBSS or VABK. We did not make an independent evaluation of the adequacy of the allowance for loan losses of FBSS or VABK, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to FBSS or VABK. We have assumed, with your consent, that the respective allowances for loan losses for both FBSS and VABK are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for FBSS for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of FBSS. In addition, Piper Sandler used certain internal financial projections for VABK for the years ending December 31, 2020 through December 31, 2024, as provided by the senior management of VABK. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as provided by the senior management of VABK. With respect to the foregoing information, the respective senior managements of FBSS and VABK confirmed to us that such information reflected the best currently available estimates and judgements of those respective senior managements as to the future financial performance of FBSS and VABK, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in FBSS’s or VABK’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that FBSS and VABK will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on FBSS, VABK, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that FBSS has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of FBSS Common Stock or VABK Common Stock at any time or what the value of VABK Common Stock will be once it is actually received by the holders of FBSS Common Stock.

We have acted as FBSS’s financial advisor in connection with the Merger and will receive an advisory fee for our services, a portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the portion of the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. FBSS has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to FBSS in the two years preceding the date hereof, nor has Piper Sandler provided any investment banking services to VABK in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to FBSS and VABK. We may also actively trade the equity and debt securities of FBSS and VABK for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of FBSS in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of FBSS as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of FBSS Common Stock and does not address the underlying business decision of FBSS to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for FBSS or the effect of any other transaction in which FBSS might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any FBSS officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings made in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of FBSS Common Stock from a financial point of view.

Very truly yours,

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Virginia Stock Corporation Act, codified in Article 10 of Chapter 9 of Title 13.1 of the Code of Virginia as amended (the “VSCA”), permits a Virginia corporation to indemnify any director or officer for reasonable expenses incurred in any legal proceeding in advance of final disposition of the proceeding, if the director or officer furnishes the corporation with a signed written undertaking to repay any funds advanced if he or she is not entitled to mandatory indemnification and it is ultimately determined that he or she did not meet the relevant standard of conduct. In addition, a corporation is permitted to indemnify a director or officer against liability incurred in a proceeding if a determination has been made by the disinterested members of the board of directors, special legal counsel or shareholders that the director or officer conducted himself or herself in good faith and otherwise met the required standard of conduct. To meet the relevant standard of conduct, the VSCA provides that the director or officer must have conducted himself or herself in good faith and believed, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interests and, in the case of other conduct, that his or her conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director or officer must not have had reasonable cause to believe his or her conduct was unlawful. In a proceeding by or in the right of the corporation, no indemnification shall be made in respect of any matter as to which a director or officer is adjudged to be liable to the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director or officer has met the relevant standard of conduct. In any other proceeding, no indemnification shall be made if the director or officer is adjudged liable to the corporation on the basis that he or she improperly received a personal benefit. Corporations are given the power to make any other or further indemnity, including advances and reimbursement of expenses, to any director or officer that may be authorized by the articles of incorporation or any bylaw made by the shareholders, or any resolution adopted, before or after the event, by the shareholders, except an indemnity against willful misconduct or a knowing violation of the criminal law. Unless limited by its articles of incorporation, indemnification against the reasonable expenses incurred by a director or officer is mandatory when he or she entirely prevails in the defense of any proceeding to which he or she is a party because he or she is or was a director or officer.

Virginia National’s articles provide that a director or officer of Virginia National is not liable to Virginia National or its shareholders for monetary damages except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

The Virginia National articles provide that to the fullest extent permitted by the VSCA and any other applicable law, Virginia National is required to indemnify a director or officer of Virginia National who is or was a party to any proceeding by reason of the fact that he or she is or was such a director or officer or is or was serving at the request of or on behalf of Virginia National as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him or her in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. Virginia National’s board of directors is empowered, by majority vote of a quorum of disinterested directors, to contract in advance to indemnify any director or officer as set forth above.

Virginia National has limited its exposure to liability for indemnification of directors and officers by purchasing directors and officers liability insurance coverage. The rights of indemnification provided in the articles of incorporation of Virginia National are not exclusive of any other rights that may be available under any insurance or other agreement, by vote of shareholders or disinterested directors, or otherwise.

Item 21. Exhibits and Financial Statement Schedules.

The exhibits and financial statement schedules filed with this registration statement on Form S-4 are as follows:

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of September 30, 2020, between Virginia National Bankshares Corporation and Fauquier Bankshares, Inc. (included as Appendix A to the joint proxy statement/prospectus forming a part of this registration statement). *†

3.1	Articles of Incorporation of Virginia National Bankshares Corporation, as amended and restated (incorporated by reference to Exhibit 3.1 to Virginia National Bankshares Corporation’s Pre-effective Amendment No. 1 to Form S-4 Registration Statement filed with the Securities and Exchange Commission on April 12, 2013).

3.2	Amended and Restated Bylaws of Virginia National Bankshares Corporation (incorporated by reference to Exhibit 3.2 to Virginia National Bankshares Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 30, 2020).

5.1	Opinion of Williams Mullen regarding the validity of the securities being registered.*

8.1	Opinion of Williams Mullen regarding certain U.S. tax aspects of the merger.*

8.2	Opinion of Troutman Pepper Hamilton Sanders LLP regarding certain U.S. tax aspects of the merger.*

10.1	Virginia National Bank 2003 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Virginia National Bankshares Corporation’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2017).

10.2	Virginia National Bank Amended and Restated 2005 Stock Incentive Plan (incorporated by reference to Exhibit 99.1 to Virginia National Bankshares Corporation’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on July 25, 2017).

10.3	Form of Amended and Restated Management Continuity Agreement executed September 28, 2020 between Virginia National Bankshares Corporation and each of Glenn W. Rust, Virginia R. Bayes, Tara Y. Harrison and Donna G. Shewmake (incorporated by reference to Exhibit 10.1 to Virginia National Bankshares Corporation’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2020).

10.4	Employment Agreement, dated as of September 30, 2020 and effective upon the merger of Fauquier Bankshares, Inc. into Virginia National Bankshares Corporation, by and among Virginia National Bankshares Corporation, Virginia National Bank and Marc J. Bogan.*

21.1	Subsidiaries of the Registrant (refer to “Item 1. Business” of Virginia National Bankshares Corporation’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2020).

23.1	Consent of Williams Mullen (included in Exhibits 5.1 and 8.1).*

23.2	Consent of Troutman Pepper Hamilton Sanders LLP (included in Exhibit 8.2).*

23.3	Consent of Yount, Hyde & Barbour, P.C.*

23.4	Consent of Brown, Edwards & Company, L.L.P.*

24.1	Power of Attorney (included in the signature page hereto).*

99.1	Consent of Performance Trust Capital Partners, LLC.*

99.2	Consent of Piper Sandler & Co.*

99.3	Consent of Director Nominees.**

99.4	Form of Virginia National Bankshares Corporation proxy card.**

99.5	Form of Fauquier Bankshares, Inc. proxy card.**

†

Certain schedules and attachments to the merger agreement have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. Virginia National Bankshares Corporation agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

*	Filed herewith.
**	To be filed by amendment.

Item 22.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in City of Charlottesville, Commonwealth of Virginia, on December 4, 2020.

VIRGINIA NATIONAL BANKSHARES CORPORATION

By:	/s/ Glenn W. Rust
Glenn W. Rust President and Chief Executive Officer (Principal Executive Officer)

We, the undersigned directors and officers of Virginia National Bankshares Corporation hereby severally constitute and appoint Glenn W. Rust and Tara Y. Harrison, or either of them, as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said attorney and agent may deem necessary or advisable to enable Virginia National Bankshares Corporation to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this registration statement on Form S-4, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto and other documents in connection herewith, including any related registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, with the Securities and Exchange Commission; and we hereby approve, ratify and confirm all that said attorney and agent shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date	Signature

December 4, 2020	/s/ Glenn W. Rust
Glenn W. Rust, President and Chief Executive Officer
and Director (Principal Executive Officer)

December 4, 2020	/s/ Tara Y. Harrison
Tara Y. Harrison, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

December 4, 2020	/s/ William D. Dittmar, Jr.
William D. Dittmar, Jr., Chairman of the Board

December 4, 2020	/s/ H.K. Benham, III
H. K. Benham, III, Director

December 4, 2020	/s/ Steven W. Blaine
Steven W. Blaine, Director

December 4, 2020	/s/ Hunter E. Craig
Hunter E. Craig, Director

December 4, 2020	/s/ James T. Holland
James T. Holland, Director

December 4, 2020	/s/ Linda M. Houston
Linda M. Houston, Director

December 4, 2020	/s/ Susan K. Payne
Susan K. Payne, Director

December 4, 2020	/s/ Gregory L. Wells
Gregory L. Wells, Director

December 4, 2020	/s/ Bryan D. Wright
Bryan D. Wright, Director